Form 20-F
period 2003-12-31
ISOTIS SA
filed 2004-04-22
CIK 1267042

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   ----------

                                    FORM 20-F

|_|   REGISTRATION   STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  12(g)  OF  THE
      SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-50449

                                   ISOTIS S.A.
             (Exact name of Registrant as specified in its charter)

                                   Switzerland
                 (Jurisdiction of incorporation or organization)

              18-20 Avenue de Sevelin, 1004, Lausanne, Switzerland
                    (Address of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act: None

    Securities registered pursuant to Section 12(g) of the Act: Common Shares

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            69,265,881 common shares

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                          Yes |X| No |_| Not Applicable

      Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

FORWARD-LOOKING STATEMENTS

PART I

  Item 1.      Identity of Directors, Senior Management and Advisers           5

  Item 2.      Offer Statistics and Expected Timetable                         5

  Item 3.      Key Information                                                 5
       3.A     Selected Financial Data                                         5
       3.B     Capitalization and Indebtedness                                 6
       3.C     Reasons for the Offer and Use of Proceeds                       6
       3.D     Risk Factors                                                    6

  Item 4.      Information on the Company                                     13
       4.A     History and Development                                        13
       4.B     Business Overview                                              14
       4.C     Organizational Structure                                       21
       4.D     Property, Plants and Equipment                                 21

  Item 5.      Operating and Financial Review and Prospects                   21
       5.A     Operating Results                                              25
       5.B     Liquidity and Capital Resources                                30
       5.C     Research & Development, Patents and Licenses                   31
       5.D     Trend Information                                              32
       5.E     Off-Balance Sheet Arrangements                                 32
       5.F     Aggregate Contractual Obligations                              32
       5.G     Safe Harbor                                                    32


  Item 6.      Directors, Senior Management and Employees                     35
       6.A     Directors and Senior Management                                35
       6.B     Compensation                                                   36
       6.C     Board Practices                                                37
       6.D     Employees                                                      38
       6.E     Share Ownership                                                39

  Item 7.      Major Shareholders and Related Party Transactions              39
       7.A     Major Shareholders                                             39
       7.B     Related Party Transactions                                     39
       7.C     Interests of Experts and Counsel                               40

  Item 8.      Financial Information                                          40
       8.A     Consolidated Statements and Other Financial Information        40
       8.B     Significant Changes                                            40

  Item 9.      The Offer and Listing                                          41
       9.A     Listing Details                                                41
       9.B     Plan of Distribution                                           41
       9.C     Market                                                         41
       9.D     Selling Shareholders                                           42
       9.E     Dilution                                                       42
       9.F     Expenses of the Issue                                          42

  Item 10.     Additional Information                                         42
       10.A    Share Capital                                                  42
       10.B    Memorandum and Articles of Association                         43

       10.C     Material Contracts                                            45
       10.D     Exchange Controls                                             46
       10.E     Taxation                                                      46
       10.F     Dividends and Paying Agents                                   50
       10.G     Statement by Experts                                          50
       10.H     Documents on Display                                          50
       10.I     Subsidiary Information                                        50

  Item 11.      Quantitative and Qualitative Disclosures about
                Non-Product-Related Market Risk                               50

  Item 12.      Description of Securities other than Equity Securities        51

PART II

  Item 13.      Defaults, Dividend Arrearages and Delinquencies               51

  Item 14.      Material Modifications to the Rights of
                Security Holders and Use of Proceeds                          51

  Item 15.      Controls and Procedures                                       51

  Item 16.      [Reserved]                                                    51

  Item 16 A     Audit Committee Financial Expert                              51

  Item 16 B     Code of Ethics                                                51

  Item 16 C     Principal Accountant Fees and Services                        51

PART III

  Item 17.      Financial Statements                                          52

  Item 18.      Financial Statements                                          52

  Item 19.      Exhibits                                                      52

INTRODUCTION AND USE OF CERTAIN TERMS

IsoTis S.A. and our consolidated subsidiaries ("IsoTis" or the "Group") publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F ("Form 20-F") are those for the year ended December 31, 2003. In this Form 20-F, references to "US dollars", "US$" or "$" are to the lawful currency of the United States of America; references to "EUR" and "(euro)" are to the legal currency of the European Union, of which The Netherlands is a member but Switzerland is not; and references to "CHF" are to the Swiss Franc.

                                   ----------

In this Form 20-F, references to the "United States" or to "US" are to the United States of America, references to "Europe" are to all European countries, references to the European Union ("EU") are to each of the 15 member-states of the EU and references to "Americas" are to North, Central and South America, unless the context otherwise requires; references to "IsoTis" or the "Group" are to IsoTis S.A. and its consolidated subsidiaries; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group.

                                   ----------

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business and the industries in which we operate. Certain forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "are expected to," "will," "will continue," "should," "would be," "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, anticipated results of operations and descriptions of new products we expect to introduce and anticipated customer demand and regulatory approvals for such products. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under "Item 3: Key Information--3.D. Risk Factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F.

Glossary of defined terms

The following is a glossary of terms used in this From 20-F.

AATB                               American Association of Tissue Banks.

CHF                                The legal currency of Switzerland.

DBM                                Deminerialized Bone Matrix.

EUR Euro or(euro), the legal currency of the European Union, of which The Netherlands is a member but Switzerland is not.

Euronext Euronext Amsterdam NV or the Official Market Segment of the Stock Market (Officiele Markt) of Euronext Amsterdam NV, located in Amsterdam, The Netherlands, as the context requires.

FDA                                The US Food and Drug Administration.

510 (k)                            FDA clearance of a pre-market approval.

GAAP                               Generally Accepted Accounting Principles.

GenSci Group                       GenSci Regeneration Sciences Inc. and GenSci
                                   OrthoBiologics, Inc.

IFRS                               International Financial Reporting Standards.

Information  Circular              This joint management information circular of
                                   GenSci Regeneration and IsoTis.

Plan of Arrangement                The formal plan of arrangement which is
                                   attached to and forms part of the Arrangement
                                   Agreement setting forth the specific terms and conditions of the Arrangement, as the same may be amended, the form of which is annexed as Schedule A to Appendix B to the Information Circular.

Plan of Reorganization             A plan to pay creditors by a company in
                                   Chapter 11 of the US Bankruptcy Code.

SEC                                The United States Securities and Exchange
                                   Commission.

SEDAR The Canadian computer system for the transmission, receipt, acceptance, review and dissemination of securities filings made by Canadian public companies described in National Instrument 13-101 and available for public view at www.sedar.com.

SESTA The Swiss Federal Act on Stock Exchange and Securities Trading of March 24, 1995 (Bundesgesetz vom 24. Marz 1995 uber die Borsen und den Effektenhandel), as amended from time to time.

Settlement Agreement               The settlement agreement between GenSci
                                   Regeneration Sciences Inc., GenSci
                                   Orthobiologics, Inc. and Osteotech attached to the Arrangement Agreement, the terms of which are disclosed in the Information
                                   Circular.

SWX                                The SWX Swiss Exchange.

TSX                                The Toronto Stock Exchange.

United States and US               The United States of America, its territories
                                   and possessions, any State of the United
                                   States, and the District of Columbia.

United States Securities Laws      The 1933 Act, the Securities Exchange Act of
                                   1934, as amended, the Sarbanes-Oxley Act of 2002, and any other US federal or state securities laws (including those specified in Section 3(a)(47) of the Securities Exchange
                                   Act of 1934) as well as any rules or
                                   regulations promulgated under any of the foregoing.

1933 Act                           The Securities Act of 1933, as amended
                                   (United States).

US GAAP                            United States Generally Accepted Accounting
                                   Principles.

USD, US$ or $                      US dollars.

US Shareholders                    GenSci Regeneration Shareholders who are US
                                   Persons as defined in Regulation S
                                   promulgated under the 1933 Act.

US Tax Code                        The United States Internal Revenue Code of
                                   1986, as amended.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

3.A. Selected Financial Data

The selected financial information set out below has been extracted from our consolidated financial statements. Our consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2003, 2002 and 2001 are included elsewhere in this Form 20-F. Proforma financial information related to the acquisition of GenSci Orthobiologics can be found on pages 13 and 14 of this Form 20-F and in the consolidated financial statements. All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and accompanying notes which are included elsewhere in this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and such notes. Effective January 1, 2003 we began to present our consolidated financial statements in US dollars. Prior to January 1, 2003 our reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates. The consolidated financial statements used to create the selected consolidated financial data set forth below for the years 2000 through 2003 were prepared in accordance with US GAAP. Periods prior to the year 2000 were prepared using International Financial Reporting Standards (IFRS). These periods are shown as comparative numbers, but the year 1999 has not been restated in accordance with US GAAP.

As at December 31st                                        2003         2002         2001         2000         1999
                                                           ----         ----         ----         ----         ----
Amounts in $ 000's  except  earnings  per share in                                                            (IFRS)
dollars and number of common shares outstanding
in thousands Operating Data:

Total Revenues                                         $   6,204    $   3,444    $   1,917    $   1,689    $   1,466
Loss from operations                                     (31,720)     (16,488)     (13,091)      (8,661)      (5,379)
Loss from continuing operations                          (36,518)     (14,717)     (10,518)      (7,730)      (5,154)
Net loss from discontinued operations                       (698)        (861)          --           --           --
Extraordinary gain from negative goodwill                     --          340           --           --           --
Net loss                                               $ (37,216)   $ (15,238)   $ (10,518)   $  (7,730)   $  (5,154)
Net loss per share-continuing                             ($0.79)      ($0.51)      ($0.38)      ($0.73)      ($1.59)
Net loss per share-discontinued                           ($0.01)      ($0.03)          --           --           --
Net loss per share-extraordinary                              --    $    0.01           --           --           --
Net loss per share                                        ($0.80)      ($0.53)      ($0.38)      ($0.73)      ($1.59)
Weighted average number of common shares outstanding      46,289       28,727       27,481       10,534        3,238
Balance Sheet Data:
Total assets                                           $ 116,123    $  97,211    $  67,563    $  81,228    $  23,150
Net assets                                                93,763       83,013       64,088       78,019       20,090
Common stock                                              49,390       28,075          744          740          136
Accumulated deficit                                    $ (77,506)   $ (40,290)   $ (25,052)   $ (14,534)   $  (6,804)

--------------------------------------------------------------------------------

The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

Exchange Rates

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of Swiss francs per US dollar. The following exchange rates are certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies.

The exchange rate in effect on April 12, 2004 was CHF 1.28 = $1.00.

Year ended December 31,       Period End   Average      High      Low
-----------------------------------------------------------------------
1999                            $ 1.6015  $ 1.5042   $ 1.6015  $ 1.3585
-----------------------------------------------------------------------
2000                              1.6202    1.6904     1.8250    1.5526
-----------------------------------------------------------------------
2001                              1.6598    1.6891     1.8185    1.5858
-----------------------------------------------------------------------
2002                              1.3833    1.5567     1.7190    1.3833
-----------------------------------------------------------------------
2003                              1.2380    1.3450     1.4181    1.2380
-----------------------------------------------------------------------
Month end,
---------------------------------------------------
October 2003                                         $ 1.3382  $ 1.3067
-----------------------------------------------------------------------
November 2003                                          1.3737    1.2917
-----------------------------------------------------------------------
December 2003                                          1.3737    1.2380
-----------------------------------------------------------------------
January 2004                                           1.2659    1.2190
-----------------------------------------------------------------------
February 2004                                          1.2680    1.2269
-----------------------------------------------------------------------
March 2004                                             1.3038    1.2560
-----------------------------------------------------------------------

3.B. Capitalization and Indebtedness

      Not applicable.

3.C. Reasons for the Offer and Use of Proceeds Not applicable.

3.D. Risk Factors

You should carefully consider all of the information set forth in this Form 20-F and the following risk factors which we face and which are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial at the current time may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements" on page 1.

Competition

We operate in a highly competitive industry and competitors include some major medical and pharmaceutical technology companies and many of the highly specialized medical technology companies as well as universities and other research institutions. If a competitor is able to obtain intellectual property rights earlier than us, successfully market a product earlier than us or introduce a new product which is more effective or less expensive than a product or service of ours, then our product candidates or know-how may become less competitive or obsolete. Since many of our competitors have greater financial or technical resources or may be further advanced in their development of products, we may not be able to successfully market our potential products even if they are approved by the regulatory authorities. Moreover, competitors who can achieve patent protection, obtain FDA and other regulatory approvals and begin commercial sales of their products before us may enjoy a significant competitive advantage. There can be no assurance that our products under development, or on the market, will be able to compete successfully with existing therapies or with products under development by competitors.

Some of IsoTis' competitors have longer operating histories and are substantially larger and better financed than IsoTis. Osteotech, Synthes, Stryker, Medtronic and Wright Medical in particular have greater financial resources, longer and more established sales and greater market influence. These competitors may be able to use these resources to improve their products through research and acquisitions or to develop new products, which may compete more effectively with IsoTis' products.

Some of IsoTis' competitors have obtained FDA 510(k) regulatory approval for human tissue products. Exactech and Wright Medical in particular have obtained approvals.

Our success depends in part on our ability, and the ability of our licensors, to obtain patent protection for our products and processes, maintain our trade secrets, defend and enforce our rights against infringement and operate without infringing the proprietary rights of third parties. The validity and breadth of claims in biotechnology patent applications involve complex legal and factual questions. Therefore, they may be highly uncertain. No assurance can be given that any patents based on pending patent applications or any of our future patent applications or our licensors will be granted. Furthermore, there can be no assurance that patents issued to us will not be challenged, invalidated, or circumvented or will provide commercial advantage to us. Moreover, there can be no assurance that we will not infringe proprietary rights of third parties.

We also rely upon unpatented proprietary technology, processes, know-how and data, which it regards as trade secrets and which are protected, in part, by confidentiality agreements with our corporate partners, employees, consultants and certain contractors. There can be no assurance that these agreements or trade secret protection efforts will provide meaningful protection or will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors.

Moreover, the scope of individual patents within our existing patent portfolio may be insufficient to protect us against development of alternatives by third parties that are not covered by our patents. This may render our patents obsolete.

Dependence  on  collaborative   partners  for  product   commercialization   and
distribution

To market our products we have established and intend to continue to establish long-term strategic relationships with partners that have marketing and sales forces with technical expertise and distribution capability. Our revenues, if any, will partly depend upon the efforts of third parties who may or may not be successful. We may not be able to establish or maintain long-term strategic relationships, and if we do, our collaborators may not be successful in gaining market acceptance for our products. To the extent that we choose not to or we are not able to negotiate or maintain collaborations, we may need more capital and resources to undertake a commercialization program at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the commercialization of products in these markets may be harmed by the absence of collaborative agreements.

Source of supply

We rely on tissue banks accredited by the American Association of Tissue Banks ("AATB") for the supply of tissue, a crucial component of our bioimplant products. We have no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill our requirements, or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that we will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could substantially limit our ability to generate revenue and have a material adverse effect on our business, financial condition and results of operations.

There is no guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.

In order to achieve commercial success, the Group's products must gain and maintain market acceptance

A number of our product candidates are at an early stage of development. IsoTis has only recently begun to market and commercialize certain products and technologies, while other product candidates will require substantial additional research and development. There can be no assurance that our product development efforts will progress as expected, if at all.

In addition, our products are subject to the risks of failure inherent in the development of products based on new technologies. These risks include the possibilities that our products will not receive regulatory approval or market acceptance; that our products, once being classified as a drug, a device or a biologic, respectively, could be reclassified during the regulatory approval process or classified differently by governmental authorities within a single country or across several countries; that any or all of our products could be found to be unsafe or ineffective or more safety and efficacy data could be required; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that proprietary rights of third parties will preclude us from marketing such products; or that third parties will market superior or more cost effective products. As a result, there can be no assurance that we will be able to produce any commercially viable products, and this could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results also will be adversely affected if we are unable to demonstrate to the medical community and relevant regulators the efficacy, relative safety and cost effectiveness of treating patients with our products or if our products are not accepted as alternatives to other existing or new technologies. Our business and financial results also will be adversely affected if we are unable to obtain FDA approval for our deminerialized bone matrix (DBM) products since two other companies have obtained such approvals as of March 2004. Business could be affected when the harmonized EU directive/regulation is implemented for Tissue Engineered Products and products are regulated on a central manner. In addition countries might use a precautionary principle and use the "safety clause" to ban products from the local market. Local regulation might change from no regulation to stringent drug regulation and as such, for example, could demand more safety precautions on donor tissue testing as compared to the current AATB standards. When the EU directive from DG Sanco on quality and safety of human tissue products is implemented, further requirements will be imposed on importing tissues to the European Union. Tissue bank license accreditation in Europe is one condition which has to be met. Business can be affected if no such accreditation is obtained. Other large geographic areas such as Japan, Australia might also impose stringent requirements on donor testing which is covered within the AATB standards and close or limit the market for DBM products.

Adverse event or product recall

In case of serious adverse events the company might face vigilance and recall issues in various countries in which the products have to be withdrawn from the market and serious liabilities can be expected. The company and its distributors could be unable to trace all products to the end user and face serious liabilities.

Third party intellectual and industrial property rights

Since patent applications in many countries, in particular in the US, are kept in secrecy until patents are issued, and publication of discoveries in scientific or patent literature lags behind the actual discoveries, we cannot be certain that we have been or will be the first to discover the subject matter covered by our patent applications or patents or that we were the first to file patent applications for such inventions. We may, therefore, have to participate in interference proceedings before the US Patent and Trademark Office (PTO) or before the respective authorities in other countries, or in litigation to determine priority of inventions. This could result in substantial costs to us and loss of (claimed) rights.

Litigation may be necessary to enforce patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. This could also result in substantial costs to us. There can be no assurance that the outcome of any such litigation will be favorable to us, that we will then be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a marketable cost.

If our technology components, devices, designs, product candidates, products, processes, or information used in that respect or subject matter are claimed under other existing patents or are otherwise subject to third party proprietary rights, we may be subject to infringement actions even if we have received patent protection. If we are required to defend ourselves against charges of patent infringement or to protect our own proprietary rights against third parties, substantial costs will be incurred regardless of whether we are successful in such defense or protection. In the event that an action is not resolved successfully with a minimal expenditure of time and money, it could subject us to significant liabilities to third parties and force us to curtail or cease the development or marketing of our products and processes.

Uncertainty of regulatory approval

The production and marketing of our product candidates and our research and development activities are subject to regulation by governmental authorities in Europe, the US and other countries. Prior to marketing some of our products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process by the regulatory authorities of each EU member state, the future regulatory authority of the EU, which may be the European Agency for the Evaluation of Medicinal Products ("EMEA") for our DBM products and for our medical devices the Notified body, and the U.S. Food and Drug Administration ("FDA"). These steps can take a number of years and may require significant group resources. Any failure or delay in obtaining regulatory approvals by us, our partners, collaborators or licensees could adversely affect the marketing of some of the products or services developed by us and our ability to generate product or royalty revenue.

Due to the risks and uncertainties in pharmaceutical and biological development, our product candidates could take a significantly longer time to obtain regulatory approval than expected or never obtain approval at all. A delay in regulatory approval could affect our management's credibility, our financial condition and the operating results in an adverse way. Our business and financial results also will be adversely affected if we are unable to obtain FDA approval for our deminerialized bone matrix (DBM) products since two other companies have obtained such approvals as of March 2004 as well as getting approvals in some of the key markets in Europe (UK, France, Spain, Italy, Germany) and other international markets.

We may need to comply with a number of different regulatory regimes relating to our range of products and product-related research. We believe that many of our products and planned products fall or will fall in the U.S. within the regulatory regime for medical devices other than those for human tissue that utilize DBM. Failure to comply with these regulatory requirements could result in substantial delays in product development as well as affect the manufacturing capability if the company is not successful in compliance with 21CFR820 and, when implemented, the Good Tissue practices, which in turn would hurt our business and financial results.

DBM Products could be reclassified from medical devices to biological products or reclassified from 510(k) to PMA products. Current 510k approved medical devices and CE approved medical devices could be reclassified or more clinical data could be required in order extend the approvals. In addition, if the facility is inspected by regulators and found to be non-compliant with FDA 21CFR 820 quality systems and ISO 13485, a warning letter could be issued, or worse, products sales could be stopped immediately.

In Europe no harmonized regulation is in place today for DBM products. This means today local member states requirements need to be adhered to. These requirements might change at every submission of a new product or could change when new local regulation is implemented. Local regulation today is changing frequently and no standardized approvals process/review process and timelines are in place. This makes it very difficult to predict when and if a launch of a product can be expected and immense regulatory burden is involved in complying with each jurisdictions individual requirements.

Although the DG Sanco directive will cover the safety and quality of human tissue products, it will not regulate market access of the products in the European Union. New regulation is expected to come into force within the next 2-5 years. The new process might be a similar to the drug approval system or might be very different. Grandfathering clause on products which were on the market before implementation of the new directive/regulation might not be applicable to our products.

Government regulations may be established which could prevent or delay regulatory approval of our products, or may be established for previously unregulated markets. Moreover, once regulatory approval is obtained, such approval may be subject to limitations on the indicated uses for which it may be marketed. Approvals may be subject to conditions to provide additional evidence for efficacy and safety. Even if regulatory approval is obtained, a product, its manufacturer and its manufacturing facilities are subject to continuous review and periodic inspections by the relevant authorities. Consequently, any discovery of previously unknown problems with an approved product, manufacturer or facility may result in restrictions, including a withdrawal of the product from the market. Failure to comply with these regulatory requirements may, among other things, result in suspensions of regulatory approvals, product recalls, operating restrictions, fines, and criminal prosecution. Any difficulties arising in connection with regulatory approvals, or with regulation of previously unregulated markets, could have a material adverse effect on our business, financial condition and results of operations.

Dependence on third party reimbursement

Our ability to successfully commercialize our products depends on the extent to which payment for our products is available from private health insurers, health maintenance organizations, other third party payers, as well as government health care programs. Government and other third party payers are increasingly attempting to contain health care costs, in part by challenging the price of medical products and services or restricting the number of patients eligible for reimbursement.

Reimbursement by third party payers also depends on a number of other factors, including the payer's determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost effective depending on reimbursement legislation and conditions, which differ from country to country.

Seeking reimbursement is a time-consuming and costly process which will require us to provide scientific and clinical support for the use of each of our products or services in each country to every third party payer. Significant uncertainty exists for the reimbursement of newly approved medical products or services.

There can be no assurance that timely and sufficient reimbursement will be available for any of our products in any country that any reimbursement granted will be maintained, or that limits on reimbursement from third party payers will not reduce the demand for, or negatively affect the price of our products. The unavailability or inadequacy of third party reimbursement for our products could have a material adverse effect on us.

Finally, we are unable to forecast what additional legislation relating to the health care industry or third party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. In addition, we are unable to forecast any changes relating to the specific healthcare coverage plans of healthcare organizations.

Dependence on collaborative partners, licensors, licensees and others for product development

We have various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing and manufacturing of our product development candidates and products. There can be no assurance that we will be able to establish new collaborations on favorable terms, or that our current or future collaborative arrangements will be continued and be successful.

We currently hold licenses to certain technologies. In addition, we plan to acquire additional licenses (or options to obtain licenses) to technologies and products developed by other companies and academic institutions. There can be no assurance that these licenses will continue under the existing conditions. Pursuant to the terms of such agreements, we could be obligated to exercise diligence in bringing products to market and to make milestone payments that, in some instances, could be substantial. We may also be obligated to make royalty payments on the sales of products resulting from licensed technology. In some instances, we could be responsible for the costs of filing and prosecuting patent applications.

With regard to our existing collaborative arrangements, some of which are with academic or non-profit research centers, and some of which provide access to the existing and anticipated proprietary processes and products of others, there can be no assurance that they will not be terminated or expire during critical periods. We may also not be able to obtain licenses or other rights which may be required for the conduct of our business. If we are unable to maintain or acquire such rights or required licenses, we may have to seek or develop alternatives (which may or may not be available) or may have to use the proprietary technology of others through in-licensing thereof, potentially increasing costs and delaying product development.

Suppliers, who control the market approval authorization process for their products, might be incapable for maintaining approvals, expanding approvals or worse approvals could be withdrawn.

Product liability and limited insurance

Our business has a potential risk of substantial liability for damages in the event of product failures or adverse side effects of our product candidates or products. The exposure to product liability claims is inherent in the testing, manufacturing, marketing, licensing and sale of healthcare products.

The use of our product candidates in clinical trials will also expose us to potential product liability claims. If any of our product candidates or products fails or produces adverse side effects, substantial uninsured losses could result which could have a material adverse effect on our business, financial condition and results of operations. We currently have limited product liability insurance coverage for the clinical research use of our product candidates. There can be no assurance that insurance will be maintained on acceptable terms by us, taking into consideration the level of premiums and the risk and magnitude of potential liability.

The insurance may vary per country and per product and may not be adequate to protect against any or all potential claims or losses and a product liability claim and/or possible adverse publicity connected therewith may materially adversely affect our business, financial condition or results of operations.

Ability to manufacture products successfully

Some manufacturing processes of our products are revised and complex, requiring strict adherence to manufacturing protocols. Our ability to operate profitably depends on the manufacturing of our products in large quantities and at a competitive cost. Our current production facilities have sufficient capacity for the production of our existing products but for the medium and long-term they may not suffice. We have limited experience in large scale manufacturing of some of our products and will have to rely partly on customized and unproven technology. If we do not make the transition successfully from small-scale to full-scale production of our development products, we may not be able to satisfy the demands for our products and our business and financial results could be adversely affected.

Additionally, manufacturing facilities and processes must pass an inspection by the FDA or other regional or local authorities in order to obtain the product licenses necessary and are subject to periodic inspection and continual review.

We may be unable to obtain or maintain the necessary regulatory approvals for our manufacturing operations or manufacture our products in a cost-effective manner. If we are unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially acceptable terms, the submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may cause us to be unable to commercialize product candidates as planned, on a timely basis or on a profitable basis.

Uncertainty about enforceability of collaboration agreements

There can be no assurance that the collaborative partners, licensors, licensees or our other partners will abide by the terms of the collaboration agreements. Significant changes in the collaboration partners' business strategy or ownership could adversely affect the partners' fulfillment of obligations under a collaboration agreement. If a collaboration partner were to terminate or breach its agreement with us, or otherwise fail to fulfill its obligations in a timely manner, such conduct could have a material adverse effect on our business, financial condition and results of operations. In addition, no assurance can be given that collaboration partners will not pursue alternative technologies and develop alternative products, either on their own or in collaboration with others, including our competitors. There can also be no assurance that disputes with collaboration partners will not arise in the future with respect to the ownership of rights to any technologies or products created or any other alleged breach of any such agreement. To the extent that we are unable to conclude further licensing or collaboration agreements or that any of our existing licenses or collaboration agreements are terminated or not renewed and we are unable to replace them with new ones, we would be required to undertake product development, marketing and sales or exploitation at our own expense in order to maintain our position in that respect, which could significantly increase our capital needs.

General and integration risk

Unforeseen difficulties in connection with the integration of GenSci OrthoBiologics into IsoTis may have an adverse effect on us. Following the acquisition of GenSci OrthoBiologics (renamed IsoTis OrthoBiologics), we will face a number of potential risks relating to the integration of IsoTis
OrthoBiologics and IsoTis, including: potential loss of key personnel, difficulties retaining key suppliers or customers, need to manage relationships with partners and collaborators in connection with the acquisition, diversion of management resources to address integration issues, and other unforeseen problems created by the acquisition.

Although we currently anticipate that the integration process will proceed quickly and efficiently, there can be no assurance that the process will not disrupt our business or impose significant unexpected costs.

In addition, certain contract parties, including customers, distributors and financing parties may terminate or revise the terms of their agreements with GenSci OrthoBiologics and IsoTis after the change of control event. Although there have been no material changes, this is still a risk.

Settlement Agreement

On October 27, 2003 IsoTis acquired GenSci OrthoBiologics, Inc. from its parent company, GenSci Regeneration Sciences Inc. GenSci OrthoBiologics' initial product, DynaGraft(R) bioimplants, was a line of allograft-based bone regeneration implants. DynaGraft(R) achieved significant revenue growth from its launch in late 1997. GenSci Regeneration Sciences Inc. and GenSci OrthoBiologics, Inc. ("GenSci Group") were involved in a patent infringement case involving claims that the DynaGraft(R) Gel and DynaGraft(R) Putty brands infringe two patents owned by Osteotech. On December 17, 2001, the jury found that the GenSci Group was liable for patent infringement for damages of US$17,533,634 related to DynaGraft(R).

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court, Central District of California, in order to preserve their assets from the claims of unpaid creditors including Osteotech and to give them time to reorganize their business and raise the necessary financing. This Chapter 11 protection enabled the GenSci Group to continue to operate their business under bankruptcy protection as debtors-in-possession.

At a March 6, 2003 settlement conference, the GenSci Group reached a tentative settlement with Osteotech that includes a requirement for the GenSci Group to pay Osteotech US$7.5 million over a five-year period. The settlement became final on October 27, 2003 with a Court approved Plan of Reorganization thereby permitting the GenSci OrthoBiologics to emerge from Chapter 11. IsoTis has assumed this liability as part of the acquisition of GenSci OrthoBiologics and as of April 2004, $4.5 million remains to be paid.

The GenSci Settlement Agreement of a prior intellectual property lawsuit with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech's agreement in the Settlement Agreement that GenSci OrthoBiologics' new products do not violate Osteotech's patents is conditional upon Osteotech counsel's analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever prove to be inaccurate or incomplete, Osteotech could sue GenSci OrthoBiologics (now IsoTis OrthoBiologics) for patent infringement. Furthermore, there is always the risk of patent infringement allegations by others or regarding other of our products.

Dependence on key personnel

Our success depends, to a large extent, on the efforts and expertise of top management and other key members of our management and scientific, clinical, regulatory and legal staff. If one or more of such people would leave, we could incur significant delay of our product and business development or manufacturing processes. We have taken steps to ensure that key personnel receive suitable incentives by establishing, among other things, employee stock option plans. However, there is intense competition for skilled personnel in the fields in which we operate. Thus, continuing the retention of such personnel cannot be guaranteed.

The loss of top management or any of such key employees could have a material adverse effect on our business, financial condition, results of operations and prospects. Our ability to recruit and retain skilled personnel, especially in the areas of management, R&D and clinical and regulatory affairs, will be critical to our success and there can be no assurance that we will be able to attract and retain the necessary key personnel in the future.

Future capital needs; dilution of shareholder interests

We estimate that our cash requirements for ongoing operations, research and development, capital expenditures, and other commitments for 2004 and 2005 will be less than our cash of $50 million and restricted cash on hand of $8 million, which total $58 million (our restricted cash relates to payment obligations to Osteotech and payment obligations for contract research) as of December 31, 2003. However, if we are unable to efficiently coordinate our business activities, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our sales and revenue targets, our cash requirements and capital expenditures may exceed our estimate. Therefore, it is possible that we may need to raise additional funds from external sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond management's control. There can be no assurance that, when required, sufficient funds will be available on satisfactory terms. If necessary funds are not available, we will have to reduce expenditures and investments which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event that additional funds would be raised by the issue of IsoTis shares or other companies were to be acquired by paying consideration (partially) in IsoTis shares, existing IsoTis shareholders may experience a dilution of their interests. If the IsoTis General Meeting of Shareholders does not approve motions of the IsoTis Board regarding ordinary, authorized and conditional capital increases, thereby excluding the IsoTis shareholders' pre-emptive rights, we may not be able to finance research and development programs with collaborative partners, to fulfill obligations under the existing agreements, or to acquire new technologies or finance other approaches necessary to facilitate our growth. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

Potential fluctuations in our financial and business results make forecasting difficult

We expect our revenue and operating results to vary significantly from quarter to quarter. As a result, quarter to quarter comparisons of our revenue and operating results are not meaningful. At this stage of our development, we cannot predict our future revenues or results of operations accurately and we are expected to incur losses in operating our business during the short to mid term. As a result, we cannot guarantee when we will operate profitably, if ever.

History of losses

IsoTis has incurred significant losses since inception due to large expenditures on research and development of its products compared with modest sales revenue due to the early stage of most of its products. These factors have resulted in a total accumulated deficit of US $77,505,702 at December 31, 2003. The Company expects to continue to incur losses at least through 2004.

Management of growth

We intend to grow our business. We cannot assure that we will be able to manage the expansion of our infrastructure to support future growth effectively, nor can we assure that our business and financial results will not be hurt by any growth, enhancements or expansion of this sort. It is not guaranteed that in the future we will succeed in raising the required financial means and other resources to be able to cope with such substantial growth.

Environmental, health and safety matters

We are subject to a variety of health, safety, chemical, biosafety and environmental laws and regulations in the jurisdictions in which we operate. We, like many of our competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs in the common course of our business in complying with such laws and regulations. There is risk of environmental liability inherent in our business and there can be no assurance that material environmental, health or safety costs will not arise in the future.

Foreign exchange

As a global operating company, we are subject to currency and translation risk. A significant portion of our revenue, operating expenses, assets and liabilities are denominated in currencies other than US dollars. All transactions in other currencies are translated into US dollars at the rate prevailing at the time of the transaction or at the end of the financial reporting period. Our financial statements will be reported in US dollars and are subject to fluctuations in exchange rates between the US dollar and other currencies, including the Euro and the Swiss Franc. Currently, IsoTis does not have any outstanding (financial) instruments to hedge currency risks nor were any outstanding as of December 31, 2003. This could lead to losses and could have a material adverse effect on our financial condition and results.

Potential conflicts of interest

Certain directors and officers of ours are directors and officers of other privately held and publicly listed companies. It is always possible that such companies could compete with us or our partners. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties.

Absence of dividends

We have never paid dividends since our incorporation. The payment of dividends in the future will depend, among other things, upon our earnings, capital requirements, and operating and financial condition. There can be no assurance that we will generate sufficient earnings to allow payment, and if it does, we may elect to reinvest instead of paying dividends.

Item 4. Information on the Company

4.A. History and Development

IsoTis S.A. (the "Company") is a life sciences company focused on the bone graft substitute segment of the orthopedics market. We are developing further novel, leading edge orthobiology products for musculoskeletal repair in spine, trauma, and total joint and craniofacial surgical applications. We are headquartered in Lausanne, Switzerland, and are a public company incorporated under the laws of Switzerland with an indefinite duration. The current IsoTis group was created through two transactions.

First, on December 3, 2002 a merger of IsoTis NV, a Dutch biomedical company with a focus on orthopedics, and Modex Therapeutiques SA, ("Modex") a Swiss biotechnology company with a focus on wound management. IsoTis NV was incorporated in 1990, initially as a Dutch limited liability company and began active operations in 1996 as Matrix Medical Holding BV which was later renamed IsoTis NV. Modex Therapeutiques SA was established June 27, 1996 as a stock corporation under Swiss law focusing on cell-based therapies in the field of tissue repair, regeneration and replacement. On September 18, 2000, IsoTis NV was reorganized as a public limited liability company, to allow for the initial public offering in The Netherlands. On October 6, 2000, IsoTis NV completed its initial public offering on the Official Market segment of Euronext, raising net proceeds of EUR 73 million. On June 23, 2000 Modex Therapeutiques SA completed its initial public offering on the SWX New Market raising net proceeds of about CHF 75 million (EUR 49 million).

The second transaction was the acquisition on October 27, 2003 of GenSci OrthoBiologics, Inc. ("Gensci OrthoBiologics") in which IsoTis acquired 100% of the shares of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

The acquisition of GenSci OrthoBiologics significantly changed the Company from an early stage research and development company with limited revenue to a revenue based company with multiple near term product development opportunities.

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis.

We operate out of our headquarters located at 18-20 Avenue de Sevelin, 1004 in Lausanne, Switzerland (telephone: +41 21 620 6000, fax: +41 21 620 6060). The offices and facilities of our Dutch subsidiary, IsoTis NV, are located at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands. Our subsidiary, IsoTis OrthoBiologics, is located at 2 Goodyear, Irvine, California, USA.

IsoTis SA shares are listed on both the Main Board of the SWX Swiss Exchange, the Official Market segment of Euronext and the Toronto Stock Exchange.

Major transactions in 2003 and 2002

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% (as of December 31, 2003 - 99.86%) of the shares of pre-merger IsoTis. As described in note 3 to the consolidated financial statements, for accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre- merger IsoTis and the results of operations of Modex from the date of acquisition onward.

On October 27, 2003 we acquired 100% of the shares of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements include the historical results of IsoTis OrthoBiologics, Inc. from the date of acquisition onward.

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis S.A. closed and IsoTis acquired 100% of the outstanding shares of GenSci OrthoBiologics, Inc. from GenSci Regeneration Sciences Inc. ("GenSci") in exchange for 27,521,930 common shares of IsoTis. As a result of the acquisition, GenSci OrthoBiologics, Inc. was renamed IsoTis OrthoBiologics, Inc. GenSci and the shareholders of pre-merger GenSci became shareholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of GenSci OrthoBiologics had taken place at
January 1, 2002. The unaudited pro forma financial information is not necessarily indicative of the results that may occur in the future.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands, except per share numbers      Years ended December 31,
                                                    ------------------------
                                                        2003                2002
                                                        ----                ----
Total revenues                                      $ 24,243            $ 25,257
Product sales                                         23,892              23,272
Loss from operations                                (31,012)            (20,891)
Net loss                                            (36,524)            (19,655)
Net loss per share - basic and diluted               ($0.58)             ($0.35)


2002 Acquisition

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. As a result of the merger, Modex Therapeutiques SA was renamed IsoTis SA. Pre-merger IsoTis ceased to exist as a separate entity (and became a subsidiary of IsoTis SA), and the shareholders of pre-merger IsoTis became shareholders of the Company. In connection with the merger, pre-merger IsoTis shareholders received 1.4 shares of Modex common shares for each share of pre-merger IsoTis common shares they held at the time the merger was completed. After the transaction, the pre-merger IsoTis shareholders owned approximately 66% of the then outstanding stock of the Company and the Modex shareholders owned the remaining common shares of the Company.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of Modex had taken place at January 1, 2001. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future. The operations of Modex are fully consolidated into the IsoTis group for the year ended December 31, 2003.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands except per share numbers     Years ended December 31,
                                                  ------------------------
                                                      2002                2001
                                                      ----                ----
Total revenues                                     $ 3,573             $ 2,645
Loss from operations                            $ (30,157)          $ (26,790)
Net loss                                          (27,596)            (23,115)
Net loss per share - basic and diluted             ($0.65)             ($0.60)

2003 Divestitures

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of $3,182,676 ((euro)2,817,623). During the year ended December 31, 2003, Chienna had revenues of $38,631
((euro)34,200) and a net loss of $484,500 ((euro)428,928). Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.

4.B.    Business Overview

General

IsoTis SA (the "Company") is a life sciences company focused on the bone graft substitute segment of the orthopedics market. The Company is developing further novel, advanced edge orthobiology products for musculoskeletal repair in spine, trauma, total joint and craniofacial surgical applications. The Company's registered and head offices are located in Lausanne, Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing, and finance and administration activities are performed in The Netherlands and in the United States.

On October 27, 2003, IsoTis acquired GenSci Regeneration's wholly-owned operating subsidiary, GenSci OrthoBiologics, Inc., based in Irvine, California. GenSci OrthoBiologics' products consist primarily of various types of demineralized bone-based allograft implants. GenSci OrthoBiologics is involved in manufacturing, distribution and marketing activities for the bone graft implant products. GenSci OrthoBiologics' products were first launched in August 1997 to spinal surgeons, in 1998 to oral surgeons, in 1999 to orthopedic (non-spine) surgeons and in 2000 to selected international markets. GenSci OrthoBiologics' revenues have exceeded $20 million each year since 1999.

GenSci OrthoBiologics launched Accell(R) DBM100, the first product utilizing GenSci OrthoBiologics' second-generation technology, in May 2002. In August and September 2002 GenSci OrthoBiologics launched improved second-generation product lines replacing its DynaGraft(R) and OrthoBlast(R). The new, improved DynaGraft(R) II has completely replaced DynaGraft(R) in the US market as of September 16, 2002 and OrthoBlast(R) II was introduced in October 2002. GenSci OrthoBiologics' products are currently sold to over 1,550 hospitals across North America, with a growing international presence throughout Latin America, Europe and Asia.

Existing Product Platforms

Through our product platform, we are recognized as a significant participant in the North American bone graft substitute market. Our OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM100 product lines are well-recognized and accepted in the orthopedic community. In addition, we market our synthetic bone graft substitute OsSatura(TM), our Synplug(TM), family of other small medical devices, and develop our PolyActive(TM) BCP program, which constitutes a potential treatment of osteochondral defects. In the first half of 2003, OsSatura(TM) received both the CE mark and FDA 510(k) clearance for orthopedic indications.

Accell(R) DBM100

Accell DBM100 is the first bone graft putty available on the market derived from 100% demineralized bone matrix (DBM). Through the development of a proprietary processing method, Accell DBM100 does not require any additive carriers. Instead, the DBM itself is used as the carrier. The result is a product with the handling characteristics of a DBM putty and the undiluted osteoinductivity of demineralized 100% bone, providing surgeons with a technologically advanced option for their bone grafting needs. (In a DBM product, the absence of carrier materials that have no osteoinductive potential is "undiluted osteoinductivity.")

Accell(R) Connexus(TM)

Accell  Connexus  delivers the features  needed in a  demineralized  bone matrix
(DBM) graft to help achieve successful surgical outcomes. Other products may compromise on DBM content or handling, or both. This formula takes advantage of our proprietary Accell(R) DBM processing technology to provide a graft with a DBM content of 70% by weight. With the addition of our reverse phase medium, Accell Connexus also provides both good handling and graft containment characteristics.

DynaGraft(R) II Putty and Gel

DynaGraft II is a combination of demineralized bone matrix (DBM) in a reverse phase medium. This advanced formula contains more DBM than the first generation and also provides the good handling and graft containment characteristics of the original DynaGraft. The reverse phase medium becomes more viscous at body temperature, but less viscous at cooler temperatures. Therefore, it is malleable at operating room temperatures, but thickens when placed in the operative site. This allows the DBM to be contained at the graft site with minimal loss through surgical irrigation and suction.

OrthoBlast(R) II Putty and Paste

OrthoBlast II is a synergistic combination of demineralized bone matrix (DBM) and cancellous bone in a reverse phase medium. The reverse phase medium becomes more viscous at body temperature, but less viscous at cooler temperatures. It is malleable at operating room temperatures, but thickens when placed in the operative site. Therefore, the DBM is contained at the graft site with minimal loss through surgical irrigation and suction.

OrthoBlast II Putty and Paste provide osteoconductive scaffolds with an osteoinductive catalyst. Both products contain DBM known for its ability to stimulate new bone formation. Cancellous bone provides an osteoconductive scaffold for bone deposition and remodeling.

OsSatura(TM)

In February 2003, we obtained the CE mark for our synthetic bone substitute OsSatura. Developed at IsoTis, OsSatura is a material that is designed to permit a cascade of events in the musculoskeletal system that results in bone growth.

IsoTis' dedicated research and development effort in the field of synthetic biomaterials started almost ten years ago. OsSatura is composed of approximately 80% hydroxyapatite (HA) and 20% (beta)-tricalcium phosphate ((beta)-T CP), similar to human bone in both structure and chemical composition. It is a porous biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75%. The macropores are responsible for the osteoconduction, while the proprietary microporous structure is believed to provide an ideal environment for bone growth because of its high affinity for endogenous bone growth factors.

OsSatura comes in a variety of granule sizes and volumes. Since obtaining the CE mark, IsoTis has also received 510(k) clearance from the US Food and Drug Administration for OsSatura in bone void filler orthopedic indications. OsSatura has been launched in the EU in early 2003 and in the US in late 2003.

SynPlug(TM)

IsoTis' SynPlug(TM) cement restrictor is used in cemented hip implants. SynPlug(TM) is presently being sold in Europe through a number of large orthopedic companies, as well as through a range of national distributors. SynPlug(TM) is made from IsoTis' proprietary synthetic biomaterial, PolyActive(TM) that is biodegradable. SynPlug(TM) is CE certified and has FDA 510 (k) clearance. Under contract with some of our partners, we also produce other PolyActive(TM) cement restrictors that are private labeled for the individual customer.

Wound Care

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis. EpiDex, Allox, and AcuDress, the three products that constitute the EpiSource portfolio, have all achieved major milestones.

The Swiss agency OFAS has approved the reimbursement of EpiDex, an innovative solution for the treatment of recalcitrant skin ulcers, starting January 1, 2004 for an initial period of two years. EpiSource intends to commercialize EpiDex in Switzerland through an independent distribution channel.

Patient recruitment for the Allox Phase II dose escalation trial has been recently completed as scheduled. Data analysis is anticipated for summer of 2004, and an IND filing with the FDA in the course of fall of 2004. Allox is the subject of a license arrangement with US market leader HealthPoint Ltd. that was concluded in August 2003. HealthPoint can assume further clinical and commercial development of Allox once the IND filing is approved.

AcuDress, a cutting-edge burn wound treatment, has been successfully transferred from Bilthoven, The Netherlands, to EpiSource in Lausanne, Switzerland, and will in future be manufactured and shipped from there.

Technologies

DBM technology

A part of IsoTis OrthoBiologics' products are allograft-based implants, primarily in the form of deminerialized bone matrix (DBM). The production of IsoTis OrthoBiologics' products involves the initial processing of donor bone tissue to create DBM and other bone matrices. The resulting granule or powder-like substance acts as an osteoconductive scaffold and since the natural bone growth factors which are present in bone are maintained in the demineralization process, also exhibits osteoinductive activity.

Three of IsoTis OrthoBiologics' current products also contain non- DBM carrier materials, which serve to give the end-product its handling characteristics (e.g. putty or gel form) and to contain it in the implant site. IsoTis OrthoBiologics' manufacturing process, therefore, involves the preparation of the carrier material, incorporation of the DBM components into the carrier material, numerous quality control measures, packaging and sterilization.

In 2002 IsoTis OrthoBiologics added the capacity to perform demineralization of ground cortical bone, which is also obtained from AATB tissue banks.

Reverse phase medium technology

IsoTis OrthoBiologics has developed a proprietary carrier material that exhibits reverse phase handling characteristics. Belonging to a class of compounds in the poloxamer family, it becomes more viscous at higher temperatures and less viscous at cooler temperatures. This allows the end product to be malleable at operating room temperatures, but firmer when exposed to body temperatures at the surgical site.

Accell - advanced DBM technology

IsoTis OrthoBiologics' Accell(R) technology is a proprietary processing method that eliminates the need to add non-DBM-based carrier materials to its products. With Accell(R), the DBM component itself is made into a flowable putty-like consistency so that it can be used as a carrier. The result is a product with undiluted osteoinductive activity but the handling characteristics of DBM putty material.

PolyActive(TM) technology

PolyActive(TM) is a co-polymer system with controllable mechanical and physicochemical properties. This technology comprises a system of two segmented co-polymers. By changing the proportions of the two building blocks, the properties of this polymeric system, like swelling in water, elasticity and strength, can be precisely tailored to a wide range of applications. PolyActive(TM) can be used at different sites in the human body, and in different ways. It can for example be used independently to produce small medical devices like cement restrictors. PolyActive(TM) is furthermore suitable as a synthetic bone graft substitute for bone-replacement applications and as a scaffold for tissue engineered products. IsoTis has filed a Master Application File with the FDA for all relevant PolyActive(TM) compositions.

Synthetic ceramics technology

IsoTis' ceramics technology incorporates methods to produce porous ceramics with osteoconductive and secondary osteoinductive properties. IsoTis' research and development effort in the field of synthetic ceramics started almost ten years ago. Researchers at IsoTis succeeded in developing a class of biomaterials that demonstrated an enhanced affinity for bone formation in non-osseous (bony) environments without the addition of growth factors or other osteogenic factors in animal studies. One of the materials under investigation stood out as it consistently demonstrated reproducible secondary osteoinduction in multiple-species animal studies. IsoTis succeeded in pinning down the physico-chemical characteristics for this enhanced performance, and went on to further refine the synthetic biomaterial. This work resulted in the first CE Mark of an osteoinductive claim for a synthetic bone graft substitute, OsSatura(TM).

Orthobiologics Market

The field of orthobiologics combines recent advances in biotechnology with material sciences and tissue biology to promote the body's natural capacity to regenerate and repair musculoskeletal tissue. Orthobiologics promises to dramatically transform the clinical focus of orthopedics from traditional metal implants, plates, and screws to biologically based products for hard and soft tissue regeneration. This new generation of products is expected to expand treatment options, improve patient quality of life, and reduce healthcare costs.

Bone grafts, which are supplemental bone materials used to replace existing natural bone that has been damaged by trauma or disease, have been used in orthopedic surgical procedures for many years. The most common method of assisting the body's regenerative ability has been the use of autograft, in which bone is harvested from the same patient, usually from the iliac crest (hip area), and implanted at or near the repair site. The implanted bone acts as a scaffold for new bone growth (osteoconduction), allowing for the in-growth of cells essential for new bone formation. In addition, such bone contains the natural proteins (e.g., BMPs) that initiate bone formation (osteoinduction).

Autograft has two major advantages:

o     high osteoinductive and osteoconductive characteristics, and

o     no risk of disease transmission, as in the case of allograft.

However, the use of autograft harbors some disadvantages, as well:

o     potential infection at the bone harvest site,

o     very  painful  harvest   procedure  plus  risk  of  injuring   surrounding
      structures during harvest, and

o     limited supply of autograft bone.

Principal Applications for Products

Bone graft substitutes, processed allograft products, and genetically engineered bone growth factors have significant uses within orthopedics. In line with trends in all of the major orthopedic market segments, demographics will be the biggest driver increasing the use of bone graft substitutes. Further, minimally invasive procedures will encourage a greater percentage of the population to seek treatment.

Spinal  Fusion                     Degenerative disc disease, characterized by a
                                   progressive compression of the intervertebral
                                   discs, afflicts nearly half the US population
                                   between   40  and  60   years   of  age   and
                                   approximately 90 percent of Americans older than 60.

Trauma Over 500,000 orthopedic fractures occurring annually in the US eventually progress to delayed union or nonunion fractures. Among fractures not resulting from osteoporosis, sports injuries and automobile and heavy machinery accidents are the main culprits.

Joint Revision                     Hip,   knee,   shoulder,   and  small   joint
                                   replacements are common orthopedic procedures
                                   designed to replace  the  function of joints,
                                   most   often   necessary   due  to   advanced
                                   osteoarthritis.

Bone Void Filling, Iliac Crest
Backfills                          When a tumor is removed,  or another  type of
                                   bone  void  exists,  bone  graft  or  a  bone
                                   substitute   will   usually  be  utilized  to
                                   replace    lost   volume   and   provide   an
                                   osteoconductive material to encourage bone growth.

Craniomaxillofacial                Surgery  Grafting  and bone  substitutes  are
                                   used in conjunction with craniomaxillofacial reconstruction and repairs.

Oral and Periodontal Repair        Oral and periodontal  repairs usually require
                                   the  use  of  a  bone   graft,   filler,   or
                                   substitute  and  may  be  performed  by  oral
                                   surgeons,    periodontists,    and    general
                                   dentists.

Seasonality

Our bone implant products are provided to repair or regenerate musculoskeletal structures and are used in various spine, joint repair and oral craniofacial applications. Our product sales will experience some moderate seasonality based on the timing and scheduling of surgical procedures. In addition, our operating results may also be expected to fluctuate quarter-to-quarter given the early stage of development for many of our products.

Manufacturing and Supply

Our bioimplants are allograft-based implants, primarily in the form of demineralized bone matrix ("DBM"). The DBM is obtained from tissue banks accredited by the American Association of Tissue Banks ("AATB") after being processed to essentially remove the mineral content of the bone and then dried. The resulting granule or powder-like substance acts as a scaffold, and, since the natural bone growth factors are maintained in the bone through the demineralization process, exhibits osteoinductive activity. In 2002 we added the capability to perform demineralization of ground bone, which is also obtained from AATB tissue banks. We are also AATB accredited.

We rely on tissue banking partners accredited by the AATB to provide the processed tissue required for our products and attempts to maintain a surplus on hand should any unforeseen conditions alter the availability of our key material components. We have exclusive and non-exclusive agreements with a number of large tissue banks in the United States. A decrease in the availability of suitable processed tissue could lead to increases in cost of reimbursing the tissue banks for their cost of procurement and processing, or we may not be able to locate replacement sources on commercially reasonable terms.

We manufacture OsSatura(TM) at our facility in The Netherlands. Our ability to manufacture OsSatura(TM) is dependent on a limited number of specialty suppliers of certain high purity raw materials.

To increase the likelihood that our bioimplant product lines will be successful, the products must be manufactured in commercial quantities, at acceptable costs and in compliance with regulatory requirements. We manufacture all of our DBM based products at our facility in Irvine, California and synthetic products in our facility in Bilthoven, The Netherlands (see Item 4.D. - Property, Plant and Equipment"), which has provided us with control over the manufacturing process and the quality of our products. Such controls are essential, as our manufacturing facilities or our licensees may be subject to inspection and licensing by regulatory authorities, including the FDA, prior to and during the production process.

The production of most allograft-based bioimplant products involves the initial recovery, screening, testing and processing of donor tissue to create DBM and other bone matrices, preparation of the material used to maintain these in the implant site, incorporation of the active ingredients into the carrier material, sterilization and other quality control measures and packaging. We rely upon tissue banks for our supply of DBM, and use a combination of internal capabilities and outsourcing for the remainder of the processes.

Our bioimplants require donated human tissue as the source of the naturally occurring bone grafting material or proteins. In Canada, the United States and other countries, human tissue is procured from human donors by not-for-profit tissue banks, which are strictly regulated. In the United States, human tissue cannot be sold and is not the property of any entity. We have exclusive and non-exclusive agreements with a number of large tissue banks in the United States to provide the Company with processed tissue required for our products. All tissue banks which supply tissue to us are accredited by the AATB. Tissue procurement, testing, processing and distribution are subject to regulatory and industry regulations and standards, including those relating to prevention of disease transmission.

Marketing Channels

We rely on various contracted independent sales networks to market our bone implant products. We maintain a certain amount of inventory in the field or on consignment in order to facilitate the availability of products for the patient in surgery. Revenue from product sales is recognized when possession of the products has passed and there has been a transfer of significant risks and rewards, which is generally at the time products, are delivered to our customers.

Our bioimplant products are distributed directly to health care professionals, clinics and hospitals. Decisions to purchase a particular product are based on the characteristics of the product in relation to the specific application, perception of efficacy and cost. Our products are priced based on the competitive marketplace. Marketing is accomplished through independent representation, supported by print advertising in trade journals and attendance at industry conferences.

Dependence on Patents, Licenses, and Contracts

We are dependent on patents (and pending patents) for current bioimplants and licenses for future synthetic products. We have no key industrial, commercial or financial contracts with customers at this time.

Competitive Position

We operate in a highly competitive market. Generally, the market for our bioimplant products is divided among practitioners who prefer the traditional autograft method of recovering bone from the patient for the required procedure, and those practitioners who use allograft-based materials consisting of donor tissue or synthetic products, such as our products. In order to increase our market share for bioimplants, we, as well as our representatives, must demonstrate to practitioners who are currently using autograft or competitive allograft or synthetic products, the benefits of our products. Building awareness of the advantages of allograft and synthetics, including reduced costs to the health care system and reduced pain to the patient, along with overcoming concerns over the safety of using donor tissue, is a long-term process.

In 2002 the FDA approved InFuse(TM), a combination of an absorbable collagen sponge and rhBMP-2, limited to use in single level lumbar, anterior procedures with the LT(TM) Cage only. Also Osteogenic Protein 1, or OP-1, received humanitarian device exemption status, or HDE status, from the FDA for use as an alternative to autograft in long-bone nonunions where use of autograft is unfeasible and alternative treatments have failed. These products are manufactured and marketed by firms with much greater resources than us.

In March 2004, two companies obtained FDA 510k approval to market DBM based bone graft products. One of these companies already has its approved product on the market.

Autograft by itself, although still widely used, has limitations compared with some of the alternatives currently available, including allograft procedures. The quantity or quality of autograft bone from the patient might be limited. In addition to requiring more operating room time, it lengthens post-surgery recuperation, increases the risk of infection (due to secondary procedure) and most of all, results in increased pain for the patient due to the second procedure required to harvest the bone material. We, as well as others, have developed bioimplant products, as an alternative to autograft. One such type of product uses allograft bone, which is bone that is obtained from a donor. This bone is harvested by tissue banks, and their tissue recovery techniques, our joint screening, testing procedures and processing techniques are utilized to minimize the possibility of disease transmission. Various synthetic bone substitutes, such as hydroxyapatite, which often act in the osteoconduction process, are also used. These alternatives may be used alone or in conjunction with autograft.

Surgeons evaluate bone graft products on the basis of a number of factors, including ease of handling, perception of safety, efficacy in regenerating bone, and cost. The ease of handling of a product relates to the methodology employed to place the graft material in the implant site. A number of materials may be used for application, including those made from human-based products such as collagen, other inactive materials or synthetics. The efficacy of an implant in bone regeneration depends on the level of osteoinduction provided by the material.

Our products can be differentiated from those of our competitors with respect to the proprietary methods by which the implant material is maintained in the implant site. Our technologies include an inactive medium that acts in a reverse-phase manner, that is, the product is moldable at cooler temperatures and becomes more viscous, or firmer, when its temperature rises to body temperature. Thus, surgeons can easily manipulate the product as it is being implanted and as the allograft material becomes more viscous, or firmer, it is better enabled to remain contained at the implant site.

Our Accell product can be further differentiated by the proprietary DBM processing techniques that allow for a 100% bone product with handling characteristics of DBM putty and undiluted by an additional carrier.

Advances in the field of orthobiologics are continuing at a rapid pace, focusing on the development of products that eliminate the need for, while maintaining the benefits of, autograft, including osteoinduction and osteoconduction. Participants in the industry are developing products that incorporate osteoconductive or scaffolding materials as the delivery mechanism for synthetically produced growth factors. Synthetic growth factors, which are considered to be more osteoinductive than the naturally occurring growth factors in autograft or allograft bone, will be combined with scaffolding materials for implantation. Once developed, these products could speed the bone healing process. Our proprietary carrier technologies could be used in these situations.

Technology Licensing Agreements

None of our current products are dependent upon in-licensed technologies. We have licensed certain technologies from BioInterfaces, Inc., a company that is majority owned by John Kay, Ph.D., our Chief Scientific Officer. We are using these technologies for future product developments. On March 30, 2004 we announced the signing of a commercial alliance with Teknimed, a French company based in Toulouse, to jointly develop synthetic-based products for use in orthopaedic, spine, and trauma surgery. Teknimed is a leading developer and OEM ("original equipment manufacturer") of calcium phosphates and other biomaterial based products. We are dependent, to a certain extent, on the Teknimed license to allow us to more rapidly expand our OsSatura product family.

Government Regulation

Our products are subject to various regulatory and governmental oversight, depending on the regulatory category - human tissue, medical device, or pharmaceutical. Separate regulations apply with respect to each category. In addition, the regulatory process varies in each country in which we market our products.

Our products are currently marketed on a global basis. In the United States, our activities related to medical devices are regulated by the Food and Drug Administration ("FDA"). Some of our DBM products will be regulated by the FDA. In Europe our DBM products are regulated by the regulatory authorities of each EU member state, the future regulatory authority of the EU, which may be the EMEA, or equivalent foreign authorities outside the EU. For our medical devices our products are CE marked and regulated by the notified body. In Canada, our DBM products are regulated by Health Canada's Therapeutic Products Programme ("TPP").

Currently marketed products in the U.S. within our portfolio fall into either the human tissue or the medical device categories. Some of our lines of bioimplants are currently marketed as human tissue while others may be marketed as medical devices in the future. Our regulatory designation of future products is unknown at present.

We are also involved in the commercial marketing of our bioimplant products on a global basis. Sales are subject to the import and regulatory requirements of each country. The process varies from country to country.For our synthetics products the medical devices regulations in the various geographical applies and shall

Regulatory Categories

Human Tissue: Many traditional human tissue-based products are classified as "human tissue intended for transplantation" and may be marketed in the United States without prior agency approval, provided they are in compliance with FDA regulations. Any human tissue product which are viewed as more than minimally manipulated, non-homologous use and systemic use or combinations thereof are viewed as regulated products by the FDA. The regulations concerning human tissue-based products continue to be reviewed by the FDA and other country's regulatory bodies. American regulatory bodies have prepared draft regulatory standards for human tissue-based products, only some of which have been finalized. The regulations with respect to human tissue-based products are aimed at protecting the public from exposure to certain diseases and are, therefore, focused on reducing the risk of disease transmission. They govern such matters as donor screening and testing procedures, tissue recovery, processing, storage and distribution, documentation and record keeping. The primary jurisdiction may rest with CBER or with CDRH within the FDA depending on the function and primary mode of action of the product.

In Europe no harmonized regulation exists for human tissue products and extensive regulatory approval process by the regulatory authorities of each EU member state, the future regulatory authority of the EU, which may be the EMEA can be required.

Medical Device: Unless exempted by regulations, medical devices generally may not be commercially distributed unless they have been approved or cleared by the appropriate regulatory body. Some of the products classified as "medical devices" normally require preclinical safety studies in animals. In the United States, the Federal Food, Drug and Cosmetic Act (FFDCA) provides two basic review procedures for approval/clearance of medical devices. Certain products qualify for a submission authorized by Section 510(k) of the FFDCA, wherein the manufacturer provides the FDA with a premarket notification of the manufacturer's intention to market the product; this notification must be "cleared" by the agency prior to commencement of marketing by the manufacturer. If a device does not qualify for the 510(k) procedure, the manufacturer must file a Premarket Approval Application (PMA) application. The PMA application process is generally a much more complex submission than a 510(k) notification. In Europe products have to be CE marked and the technical assessment is conducted by the selected notified body. Based on the risk level, some of our products must undergo rigorous preclinical and clinical testing. In both the United States and Canada, preclinical studies are generally followed by filing and approval of an application to conduct controlled human clinical studies (if required). Results of the controlled clinical studies, together with information related to the product and the manufacturing process, are detailed in the filing of a formal submission requiring approval prior to marketing.

Intellectual Property

 We consider patent protection and proprietary technology to be materially significant to our business. We rely on certain patents and pending patent applications relating to various aspects of our products and technologies. These patents and patent applications are either owned by or exclusively licensed to us, and it pays royalties under various agreements for the use of certain of the technologies.

4.C. Organizational Structure

We are a life sciences company focused on the bone graft substitute segment of the orthopedics market, is developing further novel, advanced orthobiology products for musculoskeletal repair in spine, trauma, total joint and craniofacial surgical applications. We are headquartered in Lausanne, Switzerland, and are a public company incorporated under the laws of Switzerland with an indefinite duration. The current IsoTis group was created through two transactions. First, on December 3, 2002 a merger of IsoTis NV, a Dutch biomedical company with a focus on orthopedics, and Modex Therapeutiques SA ("Modex"), a Swiss biotechnology company with a focus on wound management. The second transaction was the acquisition on October 27, 2003 of GenSci OrthoBiologics, Inc. ("Gensci OrthoBiologics").

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis.

Subsidiaries:
--------------------------------------------------------------------------------------------------------
Name                            Domicile                              Currency     held by      % held
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
IsoTis OrthoBiologics, Inc.     Irvine, California, United States     US$          IsoTis SA    100.00%
--------------------------------------------------------------------------------------------------------
IsoTis NV                       Bilthoven, The Netherlands            Euro         IsoTis SA     99.86%
--------------------------------------------------------------------------------------------------------
IsoTis TE Facility BV           Bilthoven, The Netherlands            Euro         IsoTis NV     99.86%
--------------------------------------------------------------------------------------------------------
Episource SA                    Lausanne, Switzerland                 CHF          IsoTis SA    100.00%
--------------------------------------------------------------------------------------------------------

4.D. Property, Plants and Equipment

We lease facilities, with leases ranging from one to five years. Our current facilities include:

Irvine facility

IsoTis' US subsidiary leases a production, laboratory and administrative office facility, comprising of approximately 26,000 square feet, for the production and distribution of IsoTis OrthoBiologics' bioimplant products. IsoTis OrthoBiologics' facility is registered with the FDA and the Quality Management System is ISO certified and we are accredited by the AATB. In addition, we have a clean room manufacturing facility (class 10,000) for the production of our products.

Lausanne & Bilthoven facilities

IsoTis currently has available a total of approximately 4,600 square meters of office and production facilities located in both Lausanne, Switzerland and Bilthoven, The Netherlands. These state-of-the-art facilities are sufficient for feasibility studies and clinical evaluations of all our products, and the commercial production of our synthetic biomaterial products. In addition, IsoTis has clean room manufacturing facilities (class 100,000) for the production of polymers (such as PolyActive(TM)) and calcium phosphate/hydroxyapatite. IsoTis also has a tissue engineering clean room (class 10,000).

All manufacturing facilities have been inspected to obtain an extension of IsoTis' current ISO 13485 certification.

In conjunction with our plan to restructure certain operating activities during 2002, we announced plans to cease our tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The Company considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company's determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. The Company is currently evaluating alternative uses for the tissue engineering facility.

Item 5. Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in cash flows, and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements and notes therein, which are prepared in accordance with US generally accepted accounting principles ("US GAAP"). All amounts are in US dollars, unless otherwise noted.

Overview

IsoTis S.A. (the "Company" or "IsoTis") is a life sciences company focused on the bone graft substitute segment of the orthopedics market. The Company earns revenue from the sale of bone graft products and is developing further novel, leading edge orthobiology products for musculoskeletal repair in spine, trauma, total joint and craniofacial surgical applications. The Company's registered and head offices are located in Lausanne, Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing, and finance and administration activities are performed in Switzerland, The Netherlands and in the United States.

Major transactions in 2003 and 2002

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% (as of December 31, 2003 - 99.86%) of the shares of pre-merger IsoTis. As described in note 3 to the consolidated financial statements, for accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre- merger IsoTis and the results of operations of Modex from the date of acquisition onward.

On October 27, 2003 we acquired 100% of the shares of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements include the historical results of IsoTis OrthoBiologics, Inc. from the date of acquisition onward.

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis S.A. closed and IsoTis acquired 100% of the outstanding shares of GenSci OrthoBiologics, Inc. from GenSci Regeneration Sciences Inc. ("GenSci") in exchange for 27,521,930 common shares of IsoTis. As a result of the acquisition, GenSci OrthoBiologics, Inc. was renamed IsoTis OrthoBiologics, Inc. GenSci and the shareholders of pre-merger GenSci became shareholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

The acquisition was accounted for under the purchase method of accounting. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The aggregate purchase price of $37,243,657 includes the 27,521,930 shares of IsoTis valued at $30,549,342 plus 1,689,070 common stock options of IsoTis valued at $1,123,375 and merger costs of $5,570,939. The fair value of IsoTis shares was derived using the average market price per share of IsoTis stock of $1.11, which was based on an average of the closing prices for a range of trading days around June 3, 2003, the date the acquisition was announced. The purchase price has been allocated, based upon an independent valuation of intangible assets and in-process research and development, to the assets acquired and liabilities assumed based on fair values. The Company identified net liabilities acquired of $1,889,412, intangible assets of $21,950,000 and in-process research and development of $800,000.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate use, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management's best estimates of market size and growth.

The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in the Company recognizing Goodwill of $16,383,069 in 2003.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of GenSci OrthoBiologics had taken place at
January  1,  2002.  The  unaudited  pro  forma  financial   information  is  not
necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands, except per share numbers     Years ended December 31,
                                                   ------------------------
                                                           2003          2002
                                                           ----          ----
Total revenues                                         $ 24,243      $ 25,257
Product sales                                            23,892        23,272
Loss from operations                                   (31,012)      (20,891)
Net loss                                               (36,524)      (19,655)
Net loss per share - basic and diluted                  ($0.58)       ($0.35)

The common shares of GenSci were registered under Section 12(g) of the Securities Exchange Act of 1934 prior to the completion of the arrangement transaction. Under Rule 12g-3 of the Securities Exchange Act of 1934, IsoTis was the "successor issuer" to GenSci in the arrangement transaction and the common shares of IsoTis are deemed registered under Section 12(g) of the Securities Exchange Act of 1934.

2002 Acquisition

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. As a result of the merger, Modex Therapeutiques SA was renamed IsoTis SA. Pre-merger IsoTis ceased to exist as a separate entity (and became a subsidiary of IsoTis SA), and the shareholders of pre-merger IsoTis became shareholders of the Company. In connection with the merger, pre-merger IsoTis shareholders received 1.4 shares of Modex common shares for each share of pre-merger IsoTis common shares they held at the time the merger was completed. After the transaction, the pre-merger IsoTis shareholders owned approximately 66% of the then outstanding stock of the Company and the Modex shareholders owned the remaining common shares of the Company.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of pre-merger IsoTis owned the majority of the Company's common shares after the merger. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis. The share amounts included in the consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statement of changes in equity for all periods prior to the date of the merger have been adjusted to reflect the effects of the exchange ratio.

The aggregate purchase price of $24,477,565 ((euro)24,555,893) includes the purchase by pre-merger IsoTis of 13,805,340 shares of Modex valued at $21,746,989 ((euro)21,816,579) and merger costs of $2,730,576 ((euro)2,739,314).
The fair value of Modex shares was derived using the average market price per share of Modex stock of (euro)1.5803, which was based on an average of the closing prices for a range of trading days around September 23, 2002, the date the merger was announced. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. The Company identified net tangible assets acquired of $27,838,542 ((euro)27,927,625), intangible assets of $3,757,974 ((euro)3,770,000) and in-process research and development of $2,192,982 ((euro)2,200,000). Intangible assets consist principally of patented technology.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 40% to 60% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management's best estimates of market size and growth. The Company identified one research and development project related to Modex's Allox technology.

As the fair value of identified net assets acquired of $33,789,496 ((euro)33,897,625) exceeds the aggregate purchase price of Modex, the Company reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in the Company recognizing an extraordinary gain of $339,982 ((euro)360,823) in 2002.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of Modex had taken place at January 1, 2001. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands except per share numbers        Years ended December 31,
                                                     ------------------------
                                                           2002            2001
                                                           ----            ----
Total revenues                                          $ 3,573         $ 2,645
Loss from operations                                 $ (30,157)      $ (26,790)
Net loss                                               (27,596)        (23,115)
Net loss per share - basic and diluted                  ($0.65)         ($0.60)

Through our product platform, we are recognized as a significant participant in the North American bone graft substitute market. Our Accell(R) DBM100, OrthoBlast(R) II, and DynaGraft(R) II product lines are well-recognized and accepted in the orthopedic community. In addition, we market our innovative synthetic bone graft substitute OsSatura(TM), our family of other small medical devices, and develop our promising PolyActive(TM) BCP program, which constitutes a potential breakthrough in the treatment of osteochondral defects. In 2003, OsSatura(TM) received both the CE mark and FDA 510(k) clearance for orthopedic indications. The field of orthobiologics combines recent advances in biotechnology with material sciences and tissue biology to promote the body's natural capacity to regenerate and repair musculoskeletal tissue. Orthobiologics intends to transform the clinical focus of orthopedics from traditional metal implants, plates, and screws to biologically based products for hard and soft tissue regeneration. This new generation of products has the potential to expand treatment options, improve patient quality of life, and reduce healthcare costs.

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis.

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of $3,182,676 ((euro)2,817,623). During the year ended December 31, 2003, Chienna had revenues of $38,631
((euro)34,200) and a net loss of $484,500 ((euro)428,928). Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.

IsoTis has incurred significant losses since inception due to large expenditures on research and development of its products compared with modest sales revenue due to the early stage of most of its products. These factors have resulted in a total accumulated deficit of US $77,505,702 at December 31, 2003. The Company expects to continue to incur loses through at least 2004.

In accordance with US GAAP, no deferred tax assets, including net loss carry forwards, have been recognized in IsoTis' financial statements. Due to uncertainties surrounding the realization of the cumulative federal and state net operating losses sustained during 2003 and 2002, the Company has recorded a valuation allowance against all of the net deferred tax assets.

Effective January 1, 2003 the Company prepares its consolidated financial statements in US dollars. Prior to January 1, 2003 the Company's reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates. The local functional currency for the Company's legal entity in Switzerland is the Swiss Franc (denoted as "CHF"). The Company's local functional currency for all European entities outside
Switzerland is the Euro. The Company's local functional currency for all entities in the Americas is the US dollar. The Company's reporting currency is the US dollar. Assets and liabilities of the Swiss legal entity and the Netherlands legal entity are translated at the exchange rate in effect at the end of the period. All statement of operations accounts of the Swiss legal entity and the Netherlands legal entity are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders' equity. All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction and are included in the statement operations in the year to which they relate and are then translated into the reporting currency.

The Company is exposed to financial market risks primarily related to foreign exchange rates and interest rates. The Company's currency risk is derived from potential changes in functional currency values of the Company's non-functional currency denominated assets, liabilities and cash flows. The Company's most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. The Company's indebtedness, primarily related to the Company's mortgage facility and capital lease obligations, create interest rate risk. The Company monitors these risks on an ongoing basis. The Company has not entered into any derivative financial instruments during the years ended December 31, 2002, 2001 and did not have any open derivative financial instruments at December 31, 2003.

5.A. Operating Results

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Amounts in thousands, except per share data

Consolidated Statements of Operations                    2003     + / -        %             2002
-------------------------------------                    ----     -----        -             ----
Revenues
  Product sales                                       $ 5,853      $ 4,394      301%      $ 1,459
  Government grants                                       328      (1,258)      -79%        1,586
  Royalties                                                23        (127)      -85%          150
  Research and development contracts                        -        (249)     -100%          249
                                                   ----------  -----------  --------  -----------
Total revenues                                          6,204        2,760       80%        3,444
                                                   ----------  -----------  --------  -----------
Costs and expenses
  Costs of sales                                        4,760        4,264      860%          496
  Research and development                             16,594        8,153       97%        8,441
  Marketing and selling                                 5,755        2,641       85%        3,114
  General and administrative                            9,675        4,074       73%        5,601
  Impairment of plant and equipment                     1,140      (1,140)      -50%        2,280
                                                   ----------  -----------  --------  -----------
Total operating expenses                               37,924       17,992       90%       19,932
                                                   ----------  -----------  --------  -----------
Loss from operations                                 (31,720)     (15,232)       92%     (16,488)
Interest income                                           997        (771)      -44%        1,768
Foreign exchange loss                                 (3,032)      (3,032)        NA            -
Foreign exchange loss on intercompany loan            (2,341)      (2,341)        NA            -
Interest expense                                        (467)        (378)      423%         (89)
                                                   ----------  -----------  --------  -----------
Net loss before taxes, minority interest
  and extraordinary item                             (36,563)     (21,754)      147%     (14,809)
Minority interest                                          45         (47)      -51%           92
                                                   ----------  -----------  --------  -----------
Net loss from continuing operations                  (36,518)     (21,801)      148%     (14,717)
Net loss from discontinued operations                   (698)          163      -19%        (861)
                                                   ==========  ===========  ========  ===========
Net loss before extraordinary item                   (37,216)     (21,638)      139%     (15,578)
Extraordinary gain from negative goodwill                   -        (340)     -100%          340
                                                   ----------  -----------  --------  -----------
Net loss                                           $ (37,216)   $ (21,978)      144%   $ (15,238)
                                                   ==========  ===========  ========  ===========
Basic and diluted net loss per share
  Continuing operations                               ($0.79)      ($0.28)       54%      ($0.51)
  Discontinued operations                             ($0.01)        $0.02      -53%      ($0.03)
  Extraordinary item                                        -      ($0.01)     -100%        $0.01
                                                   ----------  -----------  --------  -----------
   Net loss per share                                 ($0.80)      ($0.27)       51%      ($0.53)
                                                   ==========  ===========  ========  ===========
Weighted average common shares outstanding             46,289       17,562       61%       28,727
                                                   ==========  ===========  ========  ===========

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. For accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre-merger IsoTis and the results of operations of Modex from December 3, 2002, the date of acquisition, through December 31, 2002 and all periods thereafter.

On October 27, 2003 the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

Revenues

Total revenues  increased  $2,759,715  (80%) from $3,444,012 to $6,203,727.  The increase resulted primarily from increased product sales to $5,852,632 in 2003 compared to $1,459,258 in 2002, an increase of $4,393,374 (301%). The increase in product sales was mainly generated through the acquisition of GenSci OrthoBiologics ($3,579,013) and from a new product OsSaturaTM.

This was partially offset by the decrease of government grants to $328,504 in 2003 compared to $1,586,086 in 2002 a decrease of $1,257,582 (79%). Royalty income decreased to $22,591 in 2003 compared to $149,650 in 2002, a decrease of $127,058 (85%). The decrease in revenues from government grants is the result of the expiration of certain grants at the end of 2002.

Costs and expenses

Cost of sales amounted to $4,759,779 compared to $495,563 in the prior year, an increase of $4,264,216 (860%) related to the significant growth in sales. The cost of sales as a percentage of products sales was 81% compared to 34% in the prior year primarily as a result of $2,150,835 in additional cost of sales in November and December of 2003 due to the acquisition of GenSci OrthoBiologics and the related purchase accounting fair market valuation adjustment for finished goods on hand at the time of the transaction.

Research and development costs and expenses amounted to $16,594,437 compared to $8,440,908 in the prior year, an increase of $8,153,529 (97%). This increase is the net effect of the full year consolidation impact of pre-merger Modex Therapeutiques SA, the 2003 acquisition of IsoTis OrthoBiologics, expensing $800,000 of in-process R&D costs related to the acquisition of IsoTis OrthoBiologics, reorganization costs, and the increased compensation expense through the new stock option program. These costs were offset by the reduction in operating costs as a result of the reorganization programs initiated in 2002 and 2003.

Marketing and selling costs and expenses amounted to $5,755,342 compared to $3,114,299 in the prior year, an increase of $2,641,043 (85%). This increase was the effect of the full year consolidation impact of pre-merger Modex Therapeutiques SA, the acquisition of GenSci OrthoBiologics with its established sales network, and reorganization costs. These increases were partially offset by reduced operating costs as a result of the reorganization program. General and administrative costs and expenses of $9,674,542 compared to $5,601,429 in the prior year, an increase of $4,073,113 (73%). The primary reason for the increase was the effect of the full year consolidation impact of pre-merger Modex Therapeutiques SA and the acquisition of IsoTis OrthoBiologics.

In 2003, in the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with "medical device" regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, the Company recognized a charge of $563,169 in 2003 relating to the termination of approximately 19 employees in the Netherlands. These costs are included in the Statement of Operations line items Research and development, Marketing and sales and General & administrative based on the individual employees involved. The Company accounted for these costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. Prior to December 31, 2003 the Company met the criteria required by SFAS 146 to record severance costs. As of December 31, 2003 $448,860 of the severance costs has been paid. The remaining amount of severance costs of $114,309 are expected to be paid.

Impairment expense arose in conjunction with the Company's plan to restructure certain operating activities. During 2002, IsoTis SA announced plans to cease its tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The Company considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value.

Based on the Company's determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. The Company is currently evaluating alternative uses for the tissue engineering facility.

Interest income

Interest income was $996,850 in 2003 compared to $1,768,476 in the prior year, a decrease of $771,626 (44%). The decrease was due to the combined effect of significantly lower average cash balances and interest rates partially offset by an increase of the total average cash balance through the merger with Modex.

Foreign exchange

Effective January 1, 2003 the Company prepares its consolidated financial statements in US dollars. Prior to January 1, 2003 the Company's reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates.

The local functional currency for the Company's legal entity in Switzerland is the Swiss Franc (denoted as "CHF"). The Company's local functional currency for all European entities outside Switzerland is the Euro. The Company's local functional currency for all entities in the Americas is the US dollar.

All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction and are included in the statement operations in the year to which they relate and are then translated into the reporting currency.

Since the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company conducts the majority of its operations in the US dollar. Concurrent with the acquisition, the Company exchanged Euro cash reserves for US dollar cash reserves. In addition, the parent company acquired the intercompany loan receivable, denominated in US dollars from pre-merger GenSci OrthoBiologics' parent company. Due to a decline in the relative value of the US dollar near the end of 2003, the US denominated assets held by legal entities that did not have the US dollar as their local functional currency were revalued into the local functional currency and resulted in a foreign exchange loss.

In 2003, the Company incurred a foreign exchange loss of $3,031,517 on US dollar cash deposits held by their subsidiary in The Netherlands, whose functional currency is the Euro. Also, in 2003, the Company incurred a foreign exchange loss of $2,340,513 on a US dollar denominated intercompany receivable held by the Swiss-based parent company, whose functional currency is CHF. There were no foreign exchange losses in 2002.

Minority interest

Minority interest of $45,240 compares to $91,499 in the prior year, a decrease of $46,259 (51%). This decrease represents the loss for third party shareholders of group companies that have been consolidated.

Net loss

Net loss for the year ended December 31, 2003 was $37,215,508 ($0.80 per share) compared to $15,238,337 ($0.53 per share) in the prior year. The increase was a result of the two major transactions (Modex and GenSci), an increase in operating expenses, a reduction in net interest income, and a net foreign exchange loss on cash in bank and intercompany loans.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Amounts in thousands, except per share data

Consolidated Statements of Operations                    2002    + / -       %            2001
-------------------------------------                    ----    -----       -            ----
Revenues

  Product sales                                       $ 1,459     $ 1,299    809%        $ 160
  Government grants                                     1,586       (134)     -8%        1,720
  Royalties                                               150         150       -            -
  Research and development contracts                      249         212    575%           37
                                                   ----------  ----------  ------  -----------
Total revenues                                          3,444       1,527     80%        1,917
                                                   ----------  ----------  ------  -----------

Costs and expenses

  Costs of sales                                          496         424    586%           72
  Research and development                              8,441         575      7%        7,866
  Marketing and selling                                 3,114         939     43%        2,175
  General and administrative                            5,601         706     14%        4,895
  Impairment of plant and equipment                     2,280       2,280       -            -
                                                   ----------  ----------  ------  -----------
Total operating expenses                               19,932       4,924     33%       15,008
                                                   ----------  ----------  ------  -----------
Loss from operations                                 (16,488)     (3,397)     26%     (13,091)

Interest income                                         1,768       (869)    -33%        2,637
Interest expense and other                               (89)        (25)     40%         (64)
                                                   ----------  ----------  ------  -----------
Net loss before taxes, minority interest
  and extraordinary item                             (14,809)     (4,291)     41%     (10,518)
Minority interest                                          92          92       -            -
                                                   ----------  ----------  ------  -----------
Net loss from continuing operations                  (14,717)     (4,199)     40%     (10,518)
Net loss from discontinued operations                   (861)       (861)       -            -
                                                   ----------  ----------  ------  -----------
Net loss before extraordinary item                   (15,578)     (5,060)     48%     (10,518)
Extraordinary gain from negative goodwill                 340         340       -            -
                                                   ----------  ----------  ------  -----------
Net loss                                           $ (15,238)   $ (4,720)     45%   $ (10,518)
                                                   ==========  ==========  ======  ===========

Basic and diluted net loss per share
  Continuing operations                               ($0.51)     ($0.13)     34%      ($0.38)
  Discontinued operations                             ($0.03)     ($0.03)       -            -
  Extraordinary item                                    $0.01       $0.01       -            -
                                                   ----------  ----------  ------  -----------
   Net loss per share                                 ($0.53)     ($0.15)     39%      ($0.38)
                                                   ==========  ==========  ======  ===========
Weighted average common shares outstanding             28,727       1,246      5%       27,481
                                                   ==========  ==========  ======  ===========

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. For accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre-merger IsoTis and the results of operations of Modex from December 3, 2002, the date of acquisition, through December 31, 2002 and all periods thereafter.

Revenues

Total revenues amounted to $3,444,012 in 2002 compared to $1,917,390 in the prior year, an increase of $1,526,622 (80%). The increase resulted from increased product sales of $1,459,258 compared to $160,601, an increase of $1,298,657 (809%), royalty income ($149,650 compared to $nil) and an increase of revenues from research and development contracts of $249,018 compared to $36,916, an increase of $212,102 (575%), partially offset by the decrease of government grants from $1,586,086 in 2002 compared to $1,719,873 in the prior year, a decrease of $133,787 (8%). The increase in sales was mainly generated through small medical devices such as SynplugTM and through skin products for severe burn patients. Research and development contracts comprised a number of smaller contracts. Royalty income comprised payments under a coating license.

Revenues - Government grants

IsoTis generates government grants from both Dutch and European governmental institutions. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Revenues in respect of these grants include contributions toward the cost of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grants and the collectibility of the receivable is deemed probable. IsoTis' grants do not contain a repayment clause, except in the case of a specific Dutch government grant, called a Technisch Ontwikkelings Krediet (`TOK'), for the development of tissue engineered bone. The TOK grant reimburses IsoTis for allowable expenses up to a maximum amount of $2,776,467 ((euro)2,204,237) and expires on December 31, 2002. During 2003 the Company commercialized products as defined by the agreement, as a result of which all grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. If future royalty payments are not adequate to repay the grant, the Company has no future obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determined at December 31, 2003.

Costs and expenses

Cost of sales amounted to $495,563 in 2002 compared to $72,288 in the prior year; an increase of $423,275 (586%) was related to the strong growth in sales. The cost of sales as a percentage of products sales was 34% compared to 45% in the prior year as a result of the change in product mix and the build-up of volume resulting in better production efficiency.

Research and development costs and expenses amounted to $8,440,908 in 2002 compared to $7,865,856 in the prior year, an increase of $575,052 (7%). This increase mainly resulted from the full year consolidation impact of pre-merger Modex Therapeutiques SA from December 3, 2002 through year end.

Marketing and selling costs and expenses amounted to $3,114,299 in 2002 compared to $2,174,886 in the prior year, an increase of $939,413 (43%). This increase was due to costs invested in the growth of product sales and preparation for future market introductions, as well as increased personnel expenses.

General and administrative costs and expenses of $5,601,429 in 2003 compared to $4,895,050 in the prior year, an increase of $706,379 (14%). The primary reason for the increase was the full year consolidation of operations of the pre-merger Modex, higher consultancy costs, including strategic review and recruitment of top management, and general and administrative costs generated by subsidiary Chienna B.V., which was started on July 10, 2002. IsoTis sold its entire majority ownership interest in Chienna in May 2003.

Previously, on December 17, 2002, the Board approved a plan to restructure the Company's operations to focus on those products with the highest profit potential. Implementation of the restructuring plan resulted in the termination of 41 Switzerland and Netherlands based employees with aggregate severance costs of $1,033,243. The Company's plan included the termination of certain research and development and administrative personnel. The Company accounted for the restructuring in accordance with the provisions of Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Prior to December 31, 2002, the Company met the criteria established by EITF 94-3 to record severance costs associated with the Company's Switzerland based employees and charged to operations related costs of $308,254 in fiscal year 2002, which were paid in 2003. The Company charged to operations and paid severance costs of $965,640 associated with affected Netherlands based employees during 2003. The Company did not pay any severance costs in 2002. These reorganization expenses are included in the profit and loss line items Research and development, Marketing and sales, and General & administrative, based on the individual employees involved.

Impairment of plant and equipment charges of $2,279,949 compared to $nil in the prior year represents the adjustment of the carrying value to estimated fair value of the tissue engineering facility in Heerlen, The Netherlands. Construction of this facility was ceased following restructuring of the operations at the end of 2002.

Interest income

The net interest income was $1,768,476 in 2002 compared to $2,636,836 in the prior year, a decrease of $868,360 (33%). The decrease was due to the combined effect of significantly lower interest rates earned on short-term deposits and lower cash balances in 2002 as a result of funding operations during the year.

Minority interest

Minority interest of $91,499 represents the loss for third party shareholders of subsidiaries that have been fully consolidated because the Company owns over 50% of the subsidiaries' outstanding share capital.

Extraordinary gain

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of pre-merger IsoTis owned the majority of the Company's common shares after the merger.

As the fair value of identified net assets acquired exceeded the aggregate purchase price of Modex, the Company reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in the Company recognizing an extraordinary gain of $339,982 ((euro)360,823) in 2002.

Net loss

The net loss for the year ended December 31, 2002 was $15,238,337 ($0.53 per share) compared to $10,517,757 ($0.38 per share) in the prior year. The increase was a result of a significant increase in operating expenses and reduction in net interest income, partially offset by increased revenues and an extraordinary gain from negative goodwill.

5.B. Liquidity and Capital Resources

We estimate that our cash requirements for ongoing operations, research and development, and capital expenditures, and other commitments for 2004 and 2005 will be less than our cash of $50 million and restricted cash on hand of $8 million which, total $58 million (our restricted cash relates to payment obligations to Osteotech and payment obligations for contract research) as of December 31, 2003. However, if we are unable to efficiently coordinate our business activities, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our sales and revenue targets, our cash requirements and capital expenditures may exceed our estimate.

2003 Cash flow

IsoTis' cash and cash equivalents at December 31, 2003 was $50,104,682 compared to $85,396,081 at December 31, 2002, a decrease of $35,291,399 (41%). The decrease was mainly a result of funding the full year consolidated operations of pre-merger Modex and IsoTis operations, transfer of approximately $6,500,000 in cash to long-term restricted cash related to payments to Osteotech and for contract research agreements, the GenSci OrthoBiologics acquisition costs of approximately $5,000,000 and approximately $4,000,000 in payments on Chapter 11 liability reductions associated with the acquisition of GenSci OrthoBiologics.

IsoTis' working capital at December 31, 2003 was $46,728,005 compared to $76,744,322 at December 31, 2002. The decrease of $30,016,317 (39%) was mainly a result of the decline in cash outlined above.

Cash flow used in operating activities was $29,896,535 in 2003 compared to $10,073,811 in the prior year, an increase of $19,822,724 (197%). This decrease in cash is mainly due to the inclusion of Modex Therapeutiques SA for the full year ending December 31, 2003, following the business combination on December 3, 2002.

Cash flow used in investing activities was $15,743,095 in 2003 compared to cash provided of $22,285,575 in the prior year, a decrease of $38,028,670 (171%). This decrease is mainly a result of the cash acquired from the business combination with Modex Therapeutiques SA on December 3, 2002.

Cash flow used by financing activities was $2,306,387 in 2003 compared to $2,692,153 provided in the prior year, a decrease of $4,998,540 (186%). This decrease is mainly a result from payment of post-chapter 11 liabilities of IsoTis OrthoBiologics assumed by the Company and lower earnings on cash on hand.

2002 Cash flow

IsoTis' cash and cash equivalents at December 31, 2002 was $85,396,081 compared to $60,299,461 at December 31, 2001, an increase of $25,096,620 (42%). The
increase  from  the   consolidation   of  pre-merger   Modex  cash  amounted  to
$21,358,739.

IsoTis' working capital at December 31, 2002 was $76,744,322 compared to $58,478,576 at December 31, 2001. The increase of 18,265,746 (31%) was mainly a result of the consolidation of the pre-merger Modex accounts, offset by the reduced cash and cash equivalents balance resulting from the continued funding of operations.

Cash flow used in operating activities was $10,073,811 compared to $8,191,969 in the prior year, an increase of $1,881,842 (23%). The increase mainly results from the increase in operational loss.

Cash flow provided by investing activities was $22,285,575 compared to cash used by investing activities of $2,388,764 in the prior year, for a change of $24,674,339 (1033%). This change results primarily from the cash acquired in the IsoTis/Modex business combination.

Cash flow provided by financing activities was $2,692,153 compared to cash used of $132,840 in the prior year, for a change of $2,824,993 (2127%). The main cash inflow results from the financing regarding the construction of the Heerlen facility by Rabobank.

Mortgage Facility

The Company obtained a mortgage facility for the construction of its tissue engineering facility in Heerlen, The Netherlands. The mortgage facility amounts to maximum $7,557,627 ((euro)6,000,000) and is collateralized by the value of the related property and plant.

Interest accrues on the outstanding mortgage balance based on the 1-month Euribor tariff plus 125 basis points. The term of the mortgage facility is 12 years and the maximum amount of the facility is reduced (euro)167,000 per quarter, beginning December 31, 2004. Based on the Company's decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility is due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility of $5,200,171 ((euro)4,128,415) is included in current liabilities.

Capital expenditure

IsoTis' capital expenditures for property, plant and equipment and intangible assets were $1,931,844 in 2003, $5,514,773 for the year 2002, and $2,388,764 for the year 2001. IsoTis incurred these expenses mainly in connection with the construction of the tissue engineering facility, expansion of laboratory and office facilities and investments in connection with commercialization of products and investments in connection with research and development program.

5.C. Research & Development

The December 3, 2002 merger of IsoTis and Modex increased research and development costs as the two companies combined their active programs. On December 17, 2002, the Board approved a plan to restructure our operations to focus on those products with the highest profit potential. In conjunction with our plans to restructure certain operating activities we announced plans to cease our tissue engineered skin programs. The restructuring programs partially offset the increase in costs caused by the combination of the two company's activities.

Likewise, the October 27, 2003 acquisition of GenSci OrthoBiologics increased research and development costs as the two companies combined their active programs. This was further impacted by the expensing of $800,000 of in-process R&D costs related to the acquisition of IsoTis OrthoBiologics. In 2003, in the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with "medical device" regulatory characteristics and to no longer pursue cell-based product development. The restructuring programs partially offset the increase in costs caused by the combination of the two company's activities.

On May 14, 2003 IsoTis sold its entire share in the drug delivery subsidiary Chienna B.V. This will also lead to a reduction in the cash-outflow for certain research programs.

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis.

We have spent the following amounts on research and development, which has been primarily Company sponsored research and development:

Amounts in thousands                               Years ended December 31,
                                                   ------------------------
                                               2003          2002         2001
                                               ----          ----         ----
Research and development                   $ 16,594       $ 8,441      $ 7,866

5.D. Trend Information

The acquisition of GenSci OrthoBiologics in 2003 significantly altered the financial and operational profile of the Company. GenSci OrthoBiologics provides significant sales (approximately $22 million in each of 2002 and 2003), a US sales network, and existing research and development programs in orthobiologic products. The company is focused on maintaining and expanding the customer base of IsoTis OrthoBiologics and in particular expanding the sales of existing products outside of North America.

5.E. Off-balance Sheet Arrangements

The Company has no unconsolidated special purpose financing or partnership entities that have or are reasonably likely to have a current or future effect on IsoTis' financial condition, revenues, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. Tabular Disclosure of Contractual Obligations

The table below sets forth IsoTis' obligations to make future payments under contracts and contingent commitments as of December 31, 2003.

Amounts in thousands                           Total     2004      2005      2006      2007      2008      2009

Collaborative agreements                     $ 3,488    $ 698   $ 1,330   $ 1,337      $ 81      $ 42       $ -
Operating lease commitments-US                 1,047      325       325       320        77         -         -
Operating lease commitments-Europe             4,495    1,056       900       828       631       541       539
Gensci Chapter 11 obligations                  5,426    1,265       961       900       900     1,400         -
Capital leases                                   677      640        37         -         -         -         -
Promissory note                                   93       14        15        16        18        30         -
Mortgage on facility                           5,214    5,214         -         -         -         -         -


5.G. Safe Harbor

The safe  harbor  provided  in  Section  27A of the  Securities  Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided pursuant to Item 5.E and F above.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and requires us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition, foreign currency remeasurement and translation, the assessment of recoverability of our long term assets including goodwill, which impacts the valuation of these assets, and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved.

Revenue and Revenue Recognition

The Company earns the vast majority of its current revenue from the sale of surgical products to third parties, primarily hospitals. The Company recognizes revenue from sales of products when there is evidence of an agreement, title to the product has passed and there has been a transfer of the significant risks and rewards of ownership, which is generally when the delivery of the product has occurred, collection is reasonably assured, and when there are no continuing performance obligations. Shipping and handling fees are included in revenue and shipping and handling costs are included in cost of goods sold.

In prior years the Company has received certain government grants, which support the Company's research efforts in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreements. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable. Although grants have provided significant revenue in prior years, the Company does not expect revenue from grants to be a significant percentage of total revenue in the future. The Company also recognizes revenue from royalties when they become fixed and payable and when collection is reasonably assured.

In prior years the Company has earned revenue for contract research and development revenues. The Company will record this type of revenue as milestone payments are recognized upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company's performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Long-Lived Assets other than Goodwill

In 2003, the Company realized an impairment charge to operations of $1,140,052 related to property and equipment. In 2002, the Company realized an impairment charge to operations of $2,279,949 related to property and equipment. There was no impairment of long-lived assets during fiscal year of 2001. Recording this impairment was in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The remaining value of non-operating assets that were the subject of impairment is $1,347,776.

Property, plant and equipment comprise laboratory and office facilities, furniture and fittings, computers and laboratory equipment. These tangible fixed assets are valued at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Property, plant, and equipment under construction are not depreciated until construction is complete and assets are placed in production.

Intangible assets are comprised of acquired patent rights. Such rights are valued at cost less accumulated amortization. Acquired patent rights are amortized in accordance with the expected useful life of each patent, generally between 8 and 13 years.

Goodwill

The Company recorded goodwill in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in the Company recognizing Goodwill of $16,383,069.

The Company will conduct the first phase of its annual impairment test during the fourth quarter of 2004, and annually thereafter. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment.

Effective  January 1, 2002, the Company  adopted the provisions of SFAS No. 141,
"Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. SFAS No. 142 requires that purchased goodwill no longer be amortized, but instead be tested for impairment at least annually. Prior to the adoption of SFAS No. 142 the Company had no goodwill recorded.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the future periods in which options vest. The Black-Scholes pricing model, which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized.

Foreign Currency Translation

As a global operating company, we are subject to currency and translation risk. A significant portion of our revenue, operating expenses, assets and liabilities are denominated in currencies other than US dollars. All transactions in other currencies are translated into US dollars at the rate prevailing at the time of the transaction or at the end of the financial reporting period. Our financial statements will be reported in US dollars and are subject to fluctuations in exchange rates between the US dollar and other currencies, including the Canadian dollar, the Euro and the Swiss Franc.

Effective January 1, 2003 the Company prepares its consolidated financial statements in US dollars. Prior to January 1, 2003 the Company's reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates.

The local functional currency for the Company's legal entity in Switzerland is the Swiss Franc (denoted as "CHF"). The Company's local functional currency for all European entities outside Switzerland is the Euro. The Company's local functional currency for all entities in the Americas is the US dollar. The Company's reporting currency is the US dollar. Assets and liabilities of the Swiss legal entity and the Netherlands legal entity are translated at the exchange rate in effect at the end of the period. All statement of operations accounts of the Swiss legal entity and the Netherlands legal entity are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders' equity. All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction and are included in the statement operations in the year to which they relate and are then translated into the reporting currency.

Since the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company conducts the majority of its operations in the US dollar. Concurrent with the acquisition, the Company exchanged Euro cash reserves for US dollar cash reserves. In addition, the parent company acquired the intercompany loan receivable, denominated in US dollars from pre-merger GenSci OrthoBiologics' parent company. Due to a decline in the relative value of the US dollar near the end of 2003, the US denominated assets held by legal entities that did not have the US dollar as their local functional currency were revalued into the local functional currency and resulted in a foreign exchange loss.

In 2003 the Company incurred a foreign exchange loss of $3,031,517 on US dollar cash deposits held by their subsidiary in The Netherlands, whose functional currency is the Euro. Also, in 2003 the Company incurred a foreign exchange loss of $2,340,513 on a US dollar denominated intercompany receivable held by the Swiss-based parent company, whose functional currency is CHF. There were no foreign exchange losses in 2002 As of December 31, 2003, the Company has significant assets denominated in US currency held by entities that do not use the US dollar as their local currency, and therefore the Company remains at risk of recording foreign exchange gains or losses.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The Statement required an evaluation of the facts and circumstances in determining the proper accounting recognition of expenses related to an exit or disposal activity. It is expected the Statement will spread out the recognition of these expenses, but not alter the related cash flows. SFAS No. 146 was applied prospectively to exit or disposal activities that are initiated after December 31, 2002. Adoption of the statement did not have a significant impact the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or the rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. As the Company typically does not have any arrangements that would be considered to have multiple deliverables, adoption of the statement did not have a significant impact the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure-an amendment to FASB Statement No. 123. SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy note of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The Company has adopted SFAS No. 148 as of December 31, 2002. As the Company currently applies the fair value method of accounting for stock options, adoption of the statement did not impact the Company's financial position or results of operations.

In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, which explains how to consolidate entities that have been referred to as special-purpose entities as well as other entities that are structured in such a way that (a) the equity investment at risk is not sufficient to permit the entity to finance itself with subordinated financial support in other forms or (b) the equity investors as a group lack decision-making powers, do not absorb losses, or do not receive residual returns. Since the Company does not believe it has any arrangements that would be considered to be Variable Interest Entities, the Company believes adoption of the statement will not impact the Company's financial position or results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

Management and Board Members

As of April 14, 2004 the Board of Directors comprised of the following members:

-------------------------------------------------------------------------------------------------------------------
Members                   Position                Nationality            Date Elected            Expiration of Term
-------------------------------------------------------------------------------------------------------------------
Jim Trotman               Chairman                Canadian               October 27, 2003        AGM 2006
-------------------------------------------------------------------------------------------------------------------
Aart Brouwer              Vice-Chairman           Dutch                  November 20, 2002       AGM 2005
-------------------------------------------------------------------------------------------------------------------
Patrick Aebischer         Director                Swiss                  June 23, 1996           AGM 2005
-------------------------------------------------------------------------------------------------------------------
Darrell Elliott           Director                South African          October 27, 2003        AGM 2006
-------------------------------------------------------------------------------------------------------------------
Henjo Hielkema            Director                Dutch                  November 20, 2002       AGM 2005
-------------------------------------------------------------------------------------------------------------------
Daniel Kollin             Director                American               October 27, 2003        AGM 2006
-------------------------------------------------------------------------------------------------------------------
Jacques Essinger          Director & CEO          Swiss                  October 21, 1997        AGM 2005
-------------------------------------------------------------------------------------------------------------------

Section 708 of the Swiss Code of Obligations requires that a majority of Board members be Swiss citizens. Exemption from this rule was obtained by decision of October 18, 2002.

Other activities and functions

Jim Trotman, Chairman

Dr. Jim Trotman joined the board on October 27, 2003 as Chairman. Previously, he was Chief Executive Officer of GenSci Regeneration from 1992 to January 2000 and President of GenSci Regeneration from 1992 to March 1999, before becoming Chairman of the Board following the merger on October 27, 2003. In addition, he acts as private consultant to other unrelated biotechnology companies.

Aart Brouwer, Vice-Chairman

Aart Brouwer joined IsoTis NV's Supervisory Board in May 2002 and was Chairman of IsoTis SA's Board of Directors from November 20, 2002 until October 27, 2003. He was until 2002 Vice President Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer has founded BioNetwork, a consultancy firm based in Switzerland.

Patrick Aebischer

Patrick Aebischer is a co-founder of Modex Therapeutics SA in 1996 and has served on its Board since incorporation until becoming a member of the IsoTis SA Board of Directors on November 20, 2002. Prof. Aebischer was until 1992 Professor and Chairman of the Section for Artificial Organs, Biomaterials and Cellular Technology at Brown University Providence. He then joined the Lausanne University Hospital as Professor and Director of the Division of Surgical Research and Gene Therapy Center and was also Professor at the Materials Science and Engineering Department at the Swiss Federal Institute of Technology in Lausanne. On March, 1 2000, he was appointed President of the Swiss Federal Institute of Technology in Lausanne (EPFL).

Darrell Elliott

Darrell Elliott joined the board on October 27, 2003. He was previously a director of GenSci Regeneration Sciences. Mr. Elliott has been Managing Director and Senior Vice President of MDS Capital Corporation since August 1999 and President of MDS Ventures Pacific Inc since January 2000. Mr. Elliott has over 30 years of private equity investing and analogous operating experience in several countries and is director of a number of unrelated private and public companies.

Henjo Hielkema

Henjo Hielkema joined the IsoTis NV Supervisory Board in 2000 and became a member of the IsoTis SA Board of Directors on November 20, 2002. Mr. Hielkema was until 2000 Vice-Chairman of the Executive Committee of Fortis (one of the largest bank and insurance groups in the Benelux). During his career, Mr. Hielkema has held a number of executive positions at the financial services group Fortis and other financial institutions.

Daniel Kollin

Daniel Kollin joined IsoTis' board on October 27, 2003. Before that he was a director of GenSci Regeneration Sciences. Daniel is Managing Director of Biomed Capital Group, Ltd., a strategic and business director advisory firm, since January 1990; and worked in other areas of the financial industry before that.

Jacques Essinger, CEO

Jacques Essinger joined Modex Therapeutics SA as CEO and Board member in 1997 and became a member of the IsoTis SA Board of Directors on November, 20 2002. Mr. Essinger has a PhD in Biomechanics from the Swiss Federal Institute of Technology in Lausanne. Until 1989, he was Director of R&D at MPDI Inc., a start-up company that is now part of General Electric. In 1989, he founded Symbios Orthopedie SA in Yverdon, Switzerland, a world leader in custom hip implants. In 1996, he started the US subsidiary, Medos Medical System, Ventura, CA, for the Geneva-based company SODEM Medical Systems. He also served as a consultant for the St Gallen Consulting.

Management Organization

The Management of the Company is governed by an Executive Committee. As of April 14, 2004, that Committee was comprised of the following four members:

Jacques Essinger            CEO, President-US

Jim Hogan                   President International

John Kay                    Chief Scientific Officer

Pieter Wolters              Chief Financial Officer

The Executive Committee carries out the strategic and operative day-to-day management of the Company upon delegation of the Board. The Executive Committee meets on a regular basis at least once per month.

Jim Hogan, President International

Jim Hogan is American and joined the Company as Chief Operating Officer in April 2001 and became member of the Executive Committee of IsoTis SA on November 20, 2002. Mr. Hogan started his career with Pfizer and in 1991 was appointed Director of Sales and Marketing for Europe, the Middle East and Africa in the American Medical Systems Division. Since leaving Pfizer in 1993, he has managed three biotech start-up companies: Iotek, Inc., based in Lausanne, Switzerland; ArgoMed, Inc., based in Tel Aviv, Israel; and BioStent at Bionx, Pennsylvania where he was responsible for the development and worldwide commercialization of BioStent's bio absorbable stents. As Chief Operating Officer, Jim Hogan is responsible for operational activities of the Company, including Research and Development, Manufacturing, Regulatory, Information Technology and Human Resources.

John Kay, Chief Scientific Officer

Chief Scientific Officer of IsoTis OrthoBiologics, Inc. from October 2003 to present. Formerly, Vice President of Research and Product Development of GenSci OrthoBiologics, Inc. from July 2001 to October 2003. Founder, President and CEO of Bio-Interfaces, Inc. from 1987 to 2001. Cofounder and Director of Research and Development, Calcitek, Inc. from 1981 to 1987.

Pieter Wolters, Chief Financial Officer

Pieter Wolters is Dutch and was a member of Management Board of IsoTis NV with the founders since 1997, acted as CEO during 2002, and became member of the Executive Committee of IsoTis SA on November 20, 2002. Mr. Wolters started his career as a lawyer in 1988, advising international clients in the Amsterdam and Paris offices of an international law firm. In 1992 he joined Rodamco, the listed global real estate company of Robeco Group. His last position was Manager Corporate Finance and Investor Relations. From 1997 he was the CFO of IsoTis NV until its merger with Modex. As Chief Financial Officer, Pieter Wolters is responsible for the financial management and reporting of the Company, as well as investor relations.

There is no management contract between the Company and companies or individuals not belonging to the group.

6.B. Compensation of Directors and Officers

Summary of Compensation

Each non-executive Board member receives a fixed amount of (euro)20,000 ($22,591) for preparing and attending 4-5 meetings per annum, plus whatever participation is required by phone, email or meeting in between. The Chairman has a more active role by being in contact with the Executive Committee on a regular basis, which justifies an elevated compensation of (euro)30,000 ($33,887). For each special committee membership (audit committee, remuneration committee), a Board member receives an additional (euro)5,000 ($5,648) annually.

A summary of the remuneration paid to the Board of Directors and Management during 2003 is as follows:

                                                   Summary Compensation Table
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      Long Term Compensation
                                                                             -------------------------------------
                                             Annual Compensation (US $)                Awards             Payouts
                                         ----------------------------------  -------------------------   ---------
                                                                              Securities                    Long
                                                                    Other       Under      Restricted       Term
                                                                    Annual    Options &     Shares or     Incentive    Total
                                                       Bonus       Compen-       SARs      Restricted        Plan     Compen-
     Name and Principal                  Salary         (1)         sation   Granted (2)   Share Units     Payouts     sation
          Position             Year       ($)           ($)          ($)         (#)           ($)           ($)        ($)
     ------------------        ----      ------        -----       -------   -----------   -----------    ---------   -------
-----------------------------------------------------------------------------------------------------------------------------
Non-Executive members of the Board
-----------------------------------------------------------------------------------------------------------------------------
Jim Trotman (5)                2003         7,532              -        -      328,474          -             -         7,532
-----------------------------------------------------------------------------------------------------------------------------
Aart Brouwer                   2003        36,712              -        -       50,000          -             -        36,712
-----------------------------------------------------------------------------------------------------------------------------
Patrick Aebischer              2003        27,299              -        -            -          -             -        27,299
-----------------------------------------------------------------------------------------------------------------------------
Darrell Elliot (5)             2003         3,766              -        -       24,440          -             -         3,766
-----------------------------------------------------------------------------------------------------------------------------
Henjo Hielkema                 2003        27,299              -        -            -          -             -        27,299
-----------------------------------------------------------------------------------------------------------------------------
Daniel Kollin (5)              2003         3,766              -        -       24,440          -             -         3,766
-----------------------------------------------------------------------------------------------------------------------------
Rob Zegelaar                   2003        21,179              -        -            -          -             -        21,179
-----------------------------------------------------------------------------------------------------------------------------
Executive member of the Board and members of Management
-----------------------------------------------------------------------------------------------------------------------------
Jacques Essinger (3)           2003       356,342         85,740        -      300,000          -             -       442,082
-----------------------------------------------------------------------------------------------------------------------------
Jim Hogan (3)                  2003       266,407         63,256        -      200,000          -             -       329,663
-----------------------------------------------------------------------------------------------------------------------------
John Kay (5)                   2003        33,935         31,322        -      219,960          -             -        65,257
-----------------------------------------------------------------------------------------------------------------------------
Pieter Wolters (4)             2003       208,323         48,648        -      200,000          -             -       256,971
-----------------------------------------------------------------------------------------------------------------------------
Total remuneration                        992,560        228,966        -    1,347,314          -             -     1,221,526
-----------------------------------------------------------------------------------------------------------------------------

(1) Bonus amounts listed as year 2003 compensation were paid during 2003 and 2004.

(2) Options for Trotman, Elliot, Kollin, and Kay represent options to replace GenSci options.

(3)   Salary was paid in CHF and translated to US dollars.

(4)   Salary was paid in CHF and Euros and translated to US dollars.

(5)   For the period October 27, 2003 till December 31, 2003.

6.C. Board Practices

Elections and terms of office

According to the articles of association, the General Meeting of Shareholders elects each individual member of the Board for three years. The time of the first election and the remaining term of office for each member of the Board of Directors are disclosed under 6.A. above.

Board organization

The organization of the Board is regulated by the Organizational Rules ("OR") of the Company, which entered into force on December 19, 1997 and was amended in 2002 and in 2003. These OR comply with article 716b of the Swiss Code of Obligations and Article 22 of the Company's Articles of Incorporation.

The Board of Directors meets as often as required by its business but at least four times a year. During 2003, the Board met nine times.

The Board of Directors is the ultimate executive body of the Company and has the responsibility for the overall direction, supervision and control of the Company. By the OR and to the extent permitted by law, in particular article 716 and 716 b CO, the Board has delegated the preparation and implementation of its resolutions to committees of the Board and the management to the Executive Committee. Some important actions including acquisitions, divestitures and major investments require the prior consent of the Board of Directors.

The Board has two sub-committees:

1. Audit Committee (composition as of December 31, 2003)

Henjo Hielkema - Chairman

Darrell Elliott

Daniel Kollin

The  audit   committee   assists  the  Board  of  Directors  in  fulfilling  its
responsibilities with respect to the oversight of the Company accounting and financial reporting practices. The chairman of the audit committee is responsible for preparing and managing the meetings and assuring timely provision of pertinent data. He also follows up on the management's execution of decisions of the board. He ensures that members of management are available at board meetings if required for questions and further explanations.

The audit committee is responsible for:

-     evaluation of the systems of internal control;

- review and assessment of consolidated and statutory financial statements, including discussion of these statements with the auditors;

- recommending whether the board can adopt the financial statements for presentation to the shareholders; and

-     assessing the performance of the auditors, including their independence;

The committee meets at least twice per year, once with the external auditors exclusively.

2. Nomination and Compensation Committee (composition as of December 31, 2003)

Jim Trotman - Chairman

Aart Brouwer

Darrell Elliott

The nomination and compensation committee assists the Board of Directors in reviewing and approving the Company's compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business.

The committee meets at least twice per year.

D. Employees

Employees

                                                                  2003             2002              2001
                                                                  ----             -----             ----
Average number of employees                                        138               140              120
Number of employees at year-end                                    176               168              143


Employees by location

                                                         United States     The Netherlands      Switzerland
                                                         -------------     ---------------      -----------
Average number of employees (12 month period)                       93                  85               30
Number of employees at year-end                                     95                  54               27

E. Share Ownership

Share ownership

As at April 14, 2004 the current five non-executive members of the Board, and parties closely linked to them, own 201,206 shares in the Company and the four members of the Executive Committee, and the parties closely linked to them, own 475,540 shares in the Company.

The shares and options held by the executive and non-executive members of the Board and by Management, as well as the parties closely linked to such persons as at April 14, 2004, are disclosed below.

                                                                       Average
                                                                       Exercise
                                        Shares           Options        Price
                                        ------           -------       --------
-------------------------------------------------------------------------------
Non-Executive members of the Board
of Directors
-------------------------------------------------------------------------------
Jim Trotman                              22,006           328,474        1.00
-------------------------------------------------------------------------------
Aart Brouwer                                  -            92,000        2.56
-------------------------------------------------------------------------------
Patrick Aebischer                       176,400                 -           -
-------------------------------------------------------------------------------
Darrell Elliot                                -            24,440        1.00
-------------------------------------------------------------------------------
Henjo Hielkema                            2,800                 -           -
-------------------------------------------------------------------------------
Daniel Kollin                                 -            24,440        1.00
-------------------------------------------------------------------------------
Executive member of the Board and
members of Management
-------------------------------------------------------------------------------
Jacques Essinger (1)                    291,360           617,259        1.44
-------------------------------------------------------------------------------
Jim Hogan                                56,144           264,219        1.36
-------------------------------------------------------------------------------
John Kay                                 41,800           219,960        1.00
-------------------------------------------------------------------------------
Pieter Wolters                           86,236           431,000        1.68
-------------------------------------------------------------------------------
Total number                            676,746         2,001,792
-------------------------------------------------------------------------------

(1)   Shares held by Jacques Essinger and estate

ITEM 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

To the knowledge of the Company, at December 31, 2003 there are no shareholders owning more than 5% of the shares of the Company, however, during 2003 Atlas Venture and Gensci Regeneration Sciences, Inc. owned more than 5% of the shares of the Company.

7.B. Related Party Transactions

On July 10, 2002, loans with an aggregate value of $244,686 were issued to certain officers of Chienna to finance the purchase of a minority interest in Chienna. On May 14, 2003, the full amount of officers' loans was repaid in conjunction with the sale of Chienna. The loans were to mature over a period of 2 to 3 years and carried an interest rate of 4% per annum. Interest was to accrue and become payable at the loans' maturity dates.

In June 2003, the Company licensed certain technology from GenSci Regeneration, for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci Regeneration upon achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to the Company's acquisition of GenSci OrthoBiologics.

The Company paid $950,000 on October 27, 2003 to purchase and license certain technologies from BioInterfaces, Inc., a company that is majority owned by John Kay, Ph.D., a previous consultant of GenSci who is now our Chief Scientific Officer. The Company plans to use these technologies in future product development.

There were no other significant transactions with related parties during the years ended December 31, 2003, 2002 and 2001.

7.C. Interest of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Financial Statements - See Item 18

Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Geographic information for the year-ended December 31, 2003 is as follows:

                                           The
                                       Netherlands  Switzerland   United States     Consolidated
                                       -----------  -----------   -------------     ------------
Revenues by selling location           $ 2,132,702    $ 140,917      $ 3,579,013      $ 5,852,632

Legal Proceedings

On October 27, 2003 IsoTis acquired GenSci OrthoBiologics, Inc. from its parent company, GenSci Regeneration Sciences Inc. GenSci OrthoBiologics' initial product, DynaGraft(R) bioimplants, was a line of allograft-based bone regeneration implants. DynaGraft(R) achieved significant revenue growth from its launch in late 1997. GenSci Regeneration Sciences Inc. and GenSci OrthoBiologics, Inc. ("GenSci Group") were involved in a patent infringement case involving claims that the DynaGraft(R) Gel and DynaGraft(R) Putty brands infringe two patents owned by Osteotech. On December 17, 2001, a jury found that the GenSci Group was liable for patent infringement for damages of US$17,533,634 related to DynaGraft(R).

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court, Central District of California, in order to preserve their assets from the claims of unpaid creditors including Osteotech and to give them time to reorganize their business and raise the necessary financing. This Chapter 11 protection enabled the GenSci Group to continue to operate their business under bankruptcy protection as debtors-in-possession.

At a March 6, 2003 settlement conference, the GenSci Group reached a tentative settlement with Osteotech that includes a requirement for the GenSci Group to pay Osteotech US$7.5 million over a five-year period. The settlement became final on October 27, 2003 with a Court approved Plan of Reorganization thereby permitting the GenSci OrthoBiologics to emerge from Chapter 11. IsoTis has assumed this liability as part of the acquisition of GenSci OrthoBiologics and as of April 2004, $4.5 million remains to be paid.

The GenSci Settlement Agreement of a prior intellectual property lawsuit with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech's agreement in the Settlement Agreement that GenSci OrthoBiologics' new products do not violate Osteotech's patents is conditional upon Osteotech counsel's analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever prove to be inaccurate or incomplete, Osteotech could sue GenSci OrthoBiologics (now IsoTis OrthoBiologics) for patent infringement.

8.B. Significant Changes

No significant changes have occurred since the date of the annual financial statements.

ITEM 9. The Offer and Listing

9.A. The Offer and Listing

      The high and low sale prices and volume of trading for the common shares of SWX Exchange from June 23, 2000 are as follows:

Year Ended                       Close   High $ (CHF)        Low $ (CHF)          Volume
----------                       -----   ------------        -----------          ------
    30-12-2003                    2.49          3.50               0.71        35,438,415
    30-12-2002                    1.37          6.30               1.15         6,435,479
    28-12-2001                    6.00         21.00               5.75         4,345,121
    29-12-2000                   21.00         39.80              19.40        10,015,310

Month Ended                      Close   High $ (CHF)        Low $ (CHF)          Volume
-----------                      -----   ------------        -----------          ------
    31-03-2004                    2.46          2.74               2.31         1,299,208
    27-02-2004                    2.65          2.93               2.55         2,548,715
    30-01-2004                    2.78          2.82               2.40         2,260,640
    30-12-2003                    2.49          2.65               2.28         1,200,201
    28-11-2003                    2.65          2.86               2.53         1,948,063
    31-10-2003                    2.66          3.08               2.50         3,375,141


      The high and low sale prices and volume of trading for the common shares of Euronext Exchange from December 12, 2002 are as follows:

Year Ended                       Close   High $ (Euro)        Low $ (Euro)         Volume
----------                       -----   -------------        ------------         ------
    30-12-2003                    1.50          2.30               0.47        20,152,122
    30-12-2002                    0.81          1.66               0.45         7,466,088

Month Ended                      Close   High $ (Euro)        Low $ (Euro)         Volume
-----------                      -----   -------------        ------------         ------
    31-03-2004                    1.57          1.74               1.50         1,433,825
    27-02-2004                    1.68          1.88               1.63         2,683,372
    30-01-2004                    1.78          1.78               1.53         2,215,985
    30-12-2003                    1.50          1.72               1.49         1,069,735
    28-11-2003                    1.65          1.86               1.65         1,154,938
    31-10-2003                    1.70          2.00               1.61         1,884,005


      The high and low sale prices and volume of trading for the common shares of TSX Exchange from November 14, 2003 are as follows:

Year Ended                       Close   High $ (CDN)        Low $ (CDN)          Volume
----------                       -----   ------------        -----------          ------
    31-12-2003                    2.25          2.95               2.12           716,400

Month Ended                      Close   High $ (CDN)        Low $ (CDN)          Volume
-----------                      -----   ------------        -----------          ------
    31-03-2004                    2.49          2.90               2.30           325,532
    27-02-2004                    2.90          3.10               2.63           431,426
    30-01-2004                    2.83          2.84               2.35           437,710
    31-12-2003                    2.25          2.55               2.12           594,600
    28-11-2003                    2.21          2.95               2.15           121,800


9.B. Plan of Distribution

Not applicable.

9.C. Markets

The shares of IsoTis SA are traded on the Swiss Stock Exchange, Euronext (ISON) and, since November 2003 on the Toronto Stock Exchange (ISO). The market capitalization as at December 31, 2003 amounts to CHF 172 million.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

10.A. Share Capital

Capital

A summary of the Company's capital structure at December 31, 2003 is as follows:

-------------------------------------------------------------------------------------------------------
                                                 2003           2003           2002              2002
-------------------------------------------------------------------------------------------------------
                                              Number of        CHF 000       Number of         CHF 000
                                                shares                        shares
-------------------------------------------------------------------------------------------------------
Issued share capital                            69,265,881       69,266     41,221,760           41,221
-------------------------------------------------------------------------------------------------------
Authorized share capital I, not issued           2,700,000        2,700      2,700,000            2,700
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Authorized share capital II, not issued            485,296          485     11,806,236           11,806
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Conditional share capital, not issued            6,959,210        6,959      3,818,112            3,818
-------------------------------------------------------------------------------------------------------

Authorized and additional capital

According to article 6 of the Articles of Incorporation, the Board of Directors is authorized until June 19, 2004 to increase the share capital by a maximum amount CHF 2,700,000 through the issuance of a maximum of 2,700,000 fully paid-in registered shares with a nominal value of CHF 1 each. The Board of Directors is authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to receive dividends. The Board of Directors is also authorized to decide the increase of the share capital by conversion of freely disposable equity. The reason why the AGM gave this authorization to the Board is to enable the acquisition of companies or interests into companies, the acquisition of technologies or the financing of partnerships or research and development projects. The pre-emptive right of the shareholders to subscribe these newly issued registered shares is withdrawn in order to enable the acquisition of companies or interests into companies, the acquisition of technologies, or the financing of partnerships or research and development projects.

According to article 6bis of the Articles of Incorporation, the Board of Directors is authorized until November 20, 2004 to increase the share capital by a maximum amount of CHF 485,296 through the issuance of a maximum of 485,296 registered shares with a nominal value of CHF 1 each, to be fully paid-in by the contribution in kind of common shares in the capital of the company IsoTis N.V. in Amsterdam (The Netherlands), with a nominal value of EUR 0.04 each, at an exchange ratio of 1.4 newly issued shares per share of IsoTis N.V. The background for this Board authorization was to enable the company to complete the acquisition of all outstanding shares of IsoTis NV. The Board of Directors is authorized to determine the date from which the newly issued registered shares will be entitled to receiving dividends. The pre-emptive right of the shareholders to subscribe to these newly issued registered shares in withdrawn in order to enable their subscription by the Bank ABN AMRO acting as trustee on behalf of shareholders of IsoTis N.V. having accepted to exchange their shares of IsoTis N.V. against shares of the Corporation.

As of December 31, 2003, the Company had acquired 99.86% of the IsoTis NV shares. A maximum of 28,420 IsoTis NV shares have not been acquired though the Board has the possibility to issue up to 39,788 new IsoTis SA shares from the authorized capital for this purpose. The Company has no plans to issue the then remaining authorized shares, and has started a court procedure to acquire the last remaining shares for cash.

Changes in capital

For a description of the movements in the above share capital, please refer to the statement of changes in equity of IsoTis SA in the consolidated financial statements.

Shares

The share capital is divided into 69,265,881 registered shares with a nominal value of CHF 1 each, fully paid-in. Each share carries one vote and all shares are equally entitled to dividends.

Limitations on transferability and nominee registrations

The transfer of shares is subject to the approval of the Company. Unless it is dissolved, the Company can refuse to approve the transfer of shares and the creation of a usufruct (a situation where the 'use' of the rights attached to the ownership are in the hands of somebody else than the owner himself and in which the holder of the rights can take his own decisions independent of the owner) if the acquirer has not expressly declared that he acquires such shares in his own name and for his own account.

The Company has no clauses in its Articles of Association or Bylaws pertaining to the admissibility of nominee registrations. This implies that nominees could be refused by the Board of Directors.

The Company has no clauses on shareholders acting in concert.

With regards to the number of U.S. shareholders, the search results indicate that the shares in the name of CDS & Co (CDS is a nominee for intermediaries) are beneficially held by 1,342 shareholders in the United States.

10.B.      Memorandum and Articles of Association

Articles of Association

IsoTis is a stock corporation (Aktiengesellschaft) established under the laws of Switzerland (Article 620 et seq. of the Swiss Code of Obligations) with its registered office in Lausanne. It was established under the name Modex Therapeutiques SA (Modex Therapeutiks Ltd) (Modex Therapeutik AG) on June 27, 1996 and entered under the register number CH-550-0058431-2 in the Commercial Register of Lausanne (now the Commercial Register of the Canton of Vaud) on June 28, 1996. Its name was modified to ISOTIS SA (ISOTIS Ltd) (ISOTIS AG) on December 9, 2002 in connection with the merger with IsoTis N.V.

Purpose of the Company

Article 2 of the Company's Articles of Association (the "Articles") establishes that the purpose of IsoTis is the research, study, development, manufacturing, promotion, sale, license and marketing of products, substances, processes, devices and technologies, in the field of, but not restricted to, tissue engineering, cell therapy and gene therapy.

In order to achieve this purpose, IsoTis may also:

o have any financial, commercial, or industrial activity in the fields of movable or immovable property or intellectual property, in direct or indirect connection with its purpose;

o     create branches, or subsidiaries in Switzerland or abroad;

o participate in any enterprise which has direct or indirect connection with its purpose; and

o give loans or guarantees to shareholders or third parties if it is in its best interest.

Conflict of interest

Neither the Articles nor Swiss law have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and third parties engaged with management to safeguard the interests of the Company and, in this connection, imposes duties of care and loyalty on directors and officers. The breach of these provisions may result in personal liability for the directors and officers towards the Company or its shareholders. In addition, according to organizational rules of the Company each member of the Board of Director or of a Committee of the Board shall take such steps as are necessary to protect the interests of the Company; no member of the Board of Directors or of the Commitees of the Board shall participate in the deliberations and resolutions on matters which affect, or reasonably might affect, the interests of such member or of a person close to such member.

Directors

Under Section 21 of the Articles, the Board of Directors can pass resolutions with respect to all matters which are not reserved by the Articles or by law to the authority of the General Meeting of Shareholders or to another corporate body. The Board of Directors shall manage the business of the Company insofar as it has not delegated it to the management. According to the internal organizational rules of the Company, the Board of Directors has delegated to the Executive Committee the execution and implementation of strategy and the day-to-day management of the Company and its business sectors and supporting functions.

The Articles do not require directors to retire solely as a result of having reached a maximum age. The Articles require that all directors be shareholders of the Company.

The shares

For information on the shares and related voting rights, see "Item 10.A - Share Capital" above.

Dividends

Under Swiss law, dividends may be paid out only if approved at a shareholders' meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. IsoTis has not previously paid dividends.

Liquidation

According to Swiss law and the Articles, if the General Meeting of Shareholders resolves the dissolution of the Company, the liquidation is carried out by the Board of Directors, unless the General Meeting of Shareholders elects other liquidators. The net assets after payment of the debts of the Company shall be distributed to the sharholders in proportion to the amounts paid in.

Redemption provision

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10 percent of the nominal Share capital of the Company. The voting rights of the shares held by the Company and its subsidiaries is suspended. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares. Share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

Shareholders' Meetings

Pursuant to the Articles and under the Swiss Code of Obligations, an annual, ordinary General Meeting of Shareholders must be held within six months after the end of IsoTis' fiscal year. The General Meetings of Shareholders are convened by the IsoTis Board or, if necessary, by IsoTis' statutory auditors. Extraordinary General Meetings of Shareholders are convened by the Board as often as needed. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders or if requested by shareholders holding in aggregate at least 10 percent of the nominal share capital of the Company. The liquidator appointed to the Company or the representatives of the holders of bonds issued by the Company, are also entitled to call an extraordinary general meeting of shareholders. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the following General Meeting of Shareholders.

A General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting, and by letter sent to all registered shareholders. Shareholders wishing to attend and vote at a General Meeting of Shareholders must register their shares in a timely fashion on the Company's share register.

Resolutions generally require the approval of the absolute majority of the votes allocated to the shares represented at the General Meeting of Shareholders. Shareholders' resolutions requiring a majority vote include amendments to the Articles, elections of the members of the Board and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge members of the Board and management from liability for matters disclosed to the General Meeting of Shareholders and the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders.

A resolution passed at an General Meeting of Shareholders with a qualified supermajority of at least two-thirds of the votes represented and the absolute majority of the nominal share capital represented at such meeting is required by law or by the Articles for: (i) changes to the Company's business purpose; (ii) the creation of shares with privileged voting rights; (iii) restrictions on and changes with respect to the transferability of shares; (iv) an authorized or conditional increase in IsoTis' share capital; (v) an increase in IsoTis' share capital out of equity, against contribution in kind, for the acquisition of assets or involving the grant of special privileges; (vi) the restriction or exclusion of pre-emptive rights of shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of IsoTis other than by liquidation (for example, by way of a merger). The introduction or abolition of any provision in the Articles introducing a supermajority must be resolved in accordance with such supermajority voting requirements.

According to the Swiss Code of Obligations and the Articles, the amendment of the Articles is an inalienable power of the General Meeting of Shareholders. The majority required to amend the Articles depends on the clause to be modified.

At the General Meeting of Shareholders, shareholders can be represented with a written proxy by other shareholders or third parties. The representation by members of the Board, banks or independent proxies in accordance with Article 689c and Article 689d of the Swiss Code of Obligations remains reserved. The votes are made by show of hands unless a vote by secret pool is required by one or several Shareholders representing at least 5% of the votes represented at the meeting or by the chairman of the meeting.

Limitations on rights of shareholders

As per the Swiss Code of Obligations and the Articles, the Company may refuse to enter a shareholder in the share register as a voting shareholder if such shareholder does not submit a declaration to the effect that he holds the shares in question in his own name and for his own account. If the acquirer's name is not entered in the register as a voting shareholder, he will not be allowed to exercise his voting rights during a General Meeting of Shareholders; however, in any event he is entitled to receive dividends payments and liquidation proceeds. Neither the Articles nor Swiss law place restrictions on rights to own or vote securities issued by the Company, including rights of foreign shareholders.

Major shareholders

Under the applicable provisions of the Swiss Federal Act on Stock Exchange and Securities Trading, March 24, 1995, shareholders (and groups of shareholders acting in concert) who own shares or other securities representing more than 5 percent, 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of a company incorporated in Switzerland of which equity securities are listed in whole or in part in Switzerland are required to notify the company and the stock exchanges on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the company is required to inform the public. The same disclosure obligation applies to subsequent reductions in the holding of voting rights below the thresholds described above. In accordance with the Swiss Code of Obligations, companies admitted to the Swiss Stock Exchange are obligated to identify in the notes to their annual finacial statements all shareholders holding more than 5 percent of the voting rights of the company.

Pre-emptive rights and capital increases

Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders' meeting. Shareholders of the Company have certain pre-emptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders' meeting with a two-thirds majority may, however, limit or suspend pre-emptive rights in certain limited circumstances.

The shareholders of the Company have previously authorized the Board to issue up to 7 million shares for the purpose of accommodating options granted to the Company's employees and members of the Board of Directors, and excluded the pre-emptive rights of the holders of the shares.

The shareholders have also authorized the Board to issue up to 2.7 million additional shares at its discretion prior to June 19, 2004. Pre-emptive rights of existing shareholders have been withdrawn in order to enable the acquisition of companies or interests in companies, technologies or the financing of partnerships or research and development projects in exchange for these authorized shares. The Board is authorized to determine the issuance price, type of contributions and the date from which the newly issued registered shares will become entitled to dividends.

Finally, in relation to the IsoTis/Modex merger completed in December 2002 the shareholders have also authorized the Board to issue up to 485,296 additional shares prior to November 20, 2004 in exchange for shares in the capital of IsoTis N.V., with a nominal value of (euro)0.04 each, at an exchange ratio of
1.4 newly issued shares per share of IsoTis N.V. Pre-emptive rights of existing shareholders have been withdrawn in respect of these shares.

10.C.    Material Contracts

The following are the material contracts entered into by IsoTis in the past two years:

1. Merger agreement between IsoTis NV and Modex Therapeutiques SA dated December 3, 2002.

2. Arrangement Agreement, as contained in the Information Circular, to acquire GenSci Orthobiologics. Inc. which became effective on October 27, 2003.

Copies of the material contracts can be reviewed in Canada at the offices of Lang Michener, 2500 - 181 Bay Street, BCE Place, P.O. Box 747, Toronto, Ontario, M5J 2T7 and Lang Michener, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, until the date of the GenSci Regeneration Meeting. In addition, these contracts can also be reviewed at the headquarters of IsoTis located at 18-20 Avenue de Sevelin, 1004 in Lausanne, Switzerland and the offices of its subsidiary IsoTis NV at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands.

10.D. Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold IsoTis shares.

10.E. Taxation

Swiss Tax Considerations

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of IsoTis Shares. The statements of Swiss tax laws set forth below are based on the laws and regulations in force as of the date of 30th of July 2003 and may be subject to any changes in Swiss law occurring after that date. Such changes may have retroactive effect. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the acquisition, ownership and sale or other disposition of IsoTis Shares.

THE STATEMENT AND DISCUSSION OF CERTAIN SWISS TAXES SET OUT HEREIN ARE OF A GENERAL NATURE ONLY. THEY ARE INCLUDED FOR GENERAL INFORMATION ONLY. THEY DO NOT ADDRESS EVERY POTENTIAL TAX CONSEQUENCE OF AN INVESTMENT IN ISOTIS SHARES UNDER THE LAWS OF SWITZERLAND AND DO NOT RELATE TO PERSONS IN THE BUSINESS OF BUYING AND SELLING ISOTIS SHARES OR OTHER SECURITIES. THEY ARE NOT EXHAUSTIVE OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF ISOTIS SHARES IN LIGHT OF THE HOLDERS' PARTICULAR CIRCUMSTANCES, NOR DO THEY ADDRESS THE TAX CONSIDERATIONS RELEVANT TO CERTAIN TYPES OF HOLDERS WHO MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE APPLICABLE TAX LAWS. THE FOLLOWING STATEMENTS ARE NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF ISOTIS SHARES, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE HOLDERS OF ISOTIS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, PROVINCIAL, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAW (INCLUDING DRAFT LEGISLATION) IN THEIR INDIVIDUAL CIRCUMSTANCES AND RESPECTIVE JURISDICTIONS.

This advice is not directed to GenSci Regeneration Shareholders who are actively involved in the trading of shares on Euronext and the SWX. This summary does not take into account any foreign tax laws, nor any tax treaty to which Switzerland is party.

Swiss withholding tax

1. Generalities

The Swiss Confederation levies a withholding tax in particular on income from movable capital, at a rate of 35%. Dividends and other distributions of profits and reserves made in cash or kind (including dividends on liquidation proceeds and stock dividends) by IsoTis to a holder of IsoTis Shares or a person/entity closely related to such a holder are subject to federal withholding tax at a rate of 35%.

The withholding tax is retained by IsoTis on the gross distribution and is paid to the Swiss Federal Tax Administration. IsoTis is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be net after the tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment shall be due.

The withholding tax is reimbursed or credited to Swiss residents who correctly declare or book the (gross) income on which the withholding tax was retained and the wealth from which the income derives. Thus, for Swiss tax residents, the withholding tax has a "guarantee function". The Swiss resident who does not declare or book the income subject to withholding tax (or the asset from which the income derives) looses the right to claim back the withholding tax retained.

Non Swiss tax residents domiciled outside Switzerland do in principle not have the right to claim refunding of the withholding tax. However, double tax treaties concluded by Switzerland provide, in general, for a total or partial reimbursement of the withholding tax retained on income from movable capital, if the conditions are met.

2. Object of the withholding tax on income from movable capital

The withholding tax at a rate of 35% is levied on the income derived from IsoTis Shares. This tax is levied on all payments not considered as a reimbursement of the nominal capital made by IsoTis to its shareholders (or persons/entities closely related). Therefore, e.g. dividend distributions, the liquidation proceeds and shares distributed without consideration (stock dividends or "actions gratuites") are subject to withholding tax. Hidden dividend distribution, i.e. advantages being granted to an IsoTis shareholder and persons closely/entities related, are also subject to withholding tax.

The transfer of the domicile of IsoTis abroad (i.e. outside Switzerland) would be considered as a liquidation, any reserves - apparent or hidden - and reported profits would therefore be subject to withholding tax.

In case of liquidation of IsoTis, the liquidation proceeds are subject to withholding tax. All advantages, granted to an IsoTis shareholder and persons/entities closely related, which are not a reimbursement of the share capital, are subject to withholding tax. The difference between accounting values and liquidation values are considered as liquidation proceeds.

Furthermore, the purchase by IsoTis of its own shares is, under certain conditions, considered as a partial liquidation and therefore subject to withholding tax. If a subsidiary of IsoTis purchases the shares of its mother company, the withholding tax is due under the same conditions.

3. The tax payer

IsoTis is the tax payer, i.e. the person subject to retain the withholding tax on the taxable income. IsoTis has the right to repay only the net amount to its shareholders. IsoTis has to file the tax return and pay the tax spontaneously. Payment of tax must be made to the Swiss Federal Tax Administration on or before 30 days after the dividend matures.

IsoTis is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be the net amount after tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment is due.

4. The reimbursement of the withholding tax

Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the asset and the income derived there from in their relevant income tax returns respectively in their profit and loss statement, if any. Legal entities, and trading companies that are not legal entities, incorporated in Switzerland or entities holding IsoTis Shares as part of a Swiss permanent establishment are generally entitled to a full refund of the withholding tax if they beneficially own the distribution when due and report in their profit and loss statement.

Non Swiss resident recipients of a taxable distribution from IsoTis neither resident in Switzerland for tax purposes nor holding IsoTis Shares as part of a Swiss permanent establishment, may be entitled to a full or partial refund of the withholding tax, if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met.

Non-Swiss resident holders of IsoTis Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining full refund) may differ from country to country. Holders of IsoTis Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of IsoTis Shares and the procedures for claiming a refund of the withholding tax.

Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax Considerations

The following fairly summarizes the principal Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax considerations applicable to GenSci Regeneration Shareholders with respect to the holding and disposition of IsoTis Shares acquired in exchange for such GenSci Regeneration Shares pursuant to the Arrangement.

Income and profit tax on dividends and similar distributions

Individuals

An individual who is a Swiss resident for tax purposes, or is a non- Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to report the receipt of taxable distributions received on IsoTis Shares in his relevant tax returns.

Legal entities

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include taxable distributions received on the IsoTis Shares on their net income subject to Swiss corporate income taxes. A Swiss company or co-operative or non-Swiss company or co-operative holding IsoTis Shares as part of a Swiss resident permanent establishment may, under certain conditions, benefit from participation relief from taxation with respect to dividends, provided such IsoTis Shares at the time of the distribution represent a fair market value of at least CHF 2 million or represent at least 20% of the share capital.

Capital gains tax

Individuals

Swiss resident individuals who hold IsoTis Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes on income with respect to capital gain realized upon the sale of IsoTis Shares, unless such individuals are qualified as professional securities traders for income tax purposes.

Gains realized upon the sale of IsoTis Shares by a non Swiss resident holder will not be subject to Swiss income tax, provided that the holder does not hold the IsoTis Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business.

Legal entities

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of IsoTis Shares in their income subject to corporate income tax.

A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding IsoTis Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit at Federal tax level from participation relief from taxation of capital gains realized upon the disposal of IsoTis Shares, provided such IsoTis Shares at the time of the disposition represent at least 20% of the share capital, were held for a period of at least one year, were not acquired before January 1, 1997 and provided the consideration exceeds the investment price as defined by tax laws of such IsoTis Shares. A number of Cantonal Tax Laws contains similar provisions.

Net worth and capital taxes

Individuals

An individual who is a Swiss resident for tax purposes, or is a non Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to include the IsoTis Shares in his wealth which is subject to cantonal and communal net worth tax.

Legal entities

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include their IsoTis shares in their assets. The cantonal and communal capital tax is levied on the basis of the net equity, as defined by tax laws, of the legal entities. No capital tax is levied at the federal level.

Swiss Federal Capital Issuance Stamp Tax and Swiss Federal Transfer Stamp Tax

Swiss Federal Capital Issuance Stamp Tax - Stamp tax upon acquisition of IsoTis Shares

The capital increase of IsoTis pursuant to the Arrangement may be subject to the Federal capital issuance stamp tax for a maximum of one per cent. This tax, if any, will be borne by IsoTis.

Swiss Federal Transfer Stamp Tax

      a. Stamp tax upon transfer of GenSci US Subsidiary Shares to IsoTis pursuant to the Agreement

The transfer of GenSci US Subsidiary Shares to IsoTis pursuant to the Agreement may be subject to Swiss Federal Transfer Stamp Tax for a maximum of 0.3 per cent.

      b. Stamp tax upon transfer of IsoTis Shares

The transfer of such shares, whether by a Swiss resident or non resident holder, may be subject to a Swiss transfer stamp tax of 0.15 per cent of the sale proceeds.

Gift and inheritance tax

Transfer of IsoTis Shares may be subject to cantonal and/or communal inheritance estate or gift taxes if the deceased or the donator were resident in a canton levying such taxes and in international circumstances if the applicable tax treaty allocates the right to tax to such canton.

United States Federal Income Taxation

The following is a general discussion of the material US federal income tax consequences of the ownership and disposition of our IsoTis Shares that may be relevant to you if you are a US Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our IsoTis Shares, persons who are subject to US taxation are strongly urged to consult their own tax advisers as to the overall US federal, state and local tax consequences, as well as to the overall foreign tax consequences, of the ownership and disposition of our shares. In particular, additional rules may apply to dealers in securities, tax-exempt entities, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold IsoTis Shares as part of a straddle, hedging or conversion transaction, holders whose functional currency is not the US dollar, and holders of 10% or more of our outstanding share capital or voting power. This discussion generally applies only to US Holders who qualify and submit proper documentation to receive benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the "Treaty"), who hold the IsoTis Shares as a capital asset, and whose functional currency is the US dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

For purposes of this discussion, a "US Holder" is a beneficial owner of IsoTis Shares who is (i) an individual citizen or resident of the United States for US federal income tax purposes, (ii) a corporation or other entity created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust subject to the primary supervision of a US court and the control of one or more US persons. If a partnership holds IsoTis Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds IsoTis Shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of such IsoTis Shares.

Dividends

For US federal income tax purposes, US Holders will be required to include the full amount (including the amount of any withholding tax) of a dividend paid with respect to our IsoTis Shares as ordinary income. For this purpose, a "dividend" will include any distribution paid by us with respect to our IsoTis Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for IsoTis Shares), as the case may be, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder. Such dividend will constitute income from sources outside the United States for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders may deduct from their US federal taxable income, or claim as a credit against their US federal income tax liability, the 15% withholding tax withheld pursuant to the Treaty. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. Under the Code, dividend payments by us on the IsoTis Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the US Holder's tax basis in the IsoTis Shares, thus reducing the US Holder's tax basis in such IsoTis Shares and, thereafter, as capital gain.

In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into US dollars at the spot rate on the date of receipt. The tax basis of Swiss francs received by a US Holder of IsoTis Shares generally will equal the US dollar equivalent of such Swiss francs at the spot rate on the date such Swiss francs are received. Upon subsequent exchange of such Swiss francs for US dollars, or upon the use of such Swiss francs to purchase property, you will generally recognize exchange gain or loss equal to the difference between your tax basis for the Swiss francs and the US dollars received or, if property is received, the fair value of the property on the date of the exchange.

Under 2003 US tax legislation, some US Holders (including individuals) are eligible for reduced rates of US federal income tax in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things,
(i) the IsoTis Shares with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our IsoTis Shares will constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the US Internal Revenue Service ("IRS") is anticipated. In addition, the IRS is expected to issue certification procedures for 2004 whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Sale or Other Disposition

Upon a sale or exchange of IsoTis Shares, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the US Holder's tax basis in the IsoTis Shares. This capital gain or loss will be long-term capital gain or loss if the holding period in the IsoTis Shares exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of certain US Holders (including individuals), any capital gain generally will be subject to US federal income tax at preferential rates if the US Holder meets the specified minimum holding periods. Such gain or loss, if any, generally will be US source gain or loss.

United States Information Reporting and Backup Withholding

Dividend payments with respect to IsoTis Shares and proceeds from the sale, exchange or other disposition of IsoTis Shares may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders are generally not subject to US information reporting or backup withholding requirements. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through US-related financial intermediaries. Amounts withheld as backup withholding may be credited against a Holder's US federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

At our headquarters located at 18-20 Avenue de Sevelin, 1004 in Lausanne, Switzerland (telephone: +41 21 620 6000, fax: +41 21 620 6060).

10.I. Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates.

Foreign Exchange and Interest Rates

The Company's currency risk is derived from potential changes in functional currency values of the Company's non-functional currency denominated assets, liabilities and cash flows. The Company's most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency.

The Company's indebtedness, primarily related to the Company's mortgage facility and capital lease obligations, create interest rate risk.

The Company monitors these risks on an ongoing basis. The Company has not entered into any derivative financial instruments during the years ended December 31, 2002, 2001 and did not have any outstanding derivative financial instruments at December 31, 2003.

Inflation

The Company does not believe its operations have been materially impacted by inflation.

ITEM 12. Description of Securities other than Equity Securities

None.

PART II

ITEM 13. Defaults, Dividends Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Based on management's evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2003, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Since the last evaluation by the Company of the Company's internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.

ITEM 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of our audit committee are all independent, non-executive members of the Board of Directors. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. The audit committee does include a "financial expert" as that term is defined in the rules promulgated under the Sarbanes-Oxley Act of 2002. Henjo Hielkema, the Chairman of the audit committee, serves as the financial expert. For more information related to the audit committee financial expert see "Item 6, Directors, Senior Management and Employees".

Item 16B. Code of Ethics

We are in the process of adopting a code of ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of ethics will be reviewed by our Board of Directors and subsequently posted on our company web site.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate fees for 2003 and 2002 audit services provided to IsoTis S.A. and its subsidiaries by Ernst & Young were approximately $408,000 and $757,000, respectively. Such fees related to its audits of our 2003 and 2002 financial statements prepared in accordance with US GAAP and our 2002 financial statements prepared in accordance with IFRS, statutory audits, regulatory filings related to the acquisition of GenSci OrthoBiologics, registration statements, issuance of comfort letters and consents and consultations. Fees related to the review of the regulatory filings and audits of the 2002, 2001 and 2000 financial statements prepared in accordance with US GAAP related to the acquisition of GenSci are included in the 2002 audit fee as they related to the 2002 audit year.

Audit-Related Fees

Audit-related services provided to IsoTis S.A and its subsidiaries by Ernst & Young for 2003 and 2002 amounted to approximately $10,000 and $3,000, respectively, consisting of audits of carve-out financial statements for divested operations.

Tax Fees

Fees for tax-related compliance and tax planning services provided to IsoTis S.A. and its subsidiaries by Ernst & Young during 2003 and 2002 were approximately $15,000 and $4,000, respectively.

All Other Fees

No other services were provided by Ernst & Young during 2003 and 2002.

In total, fees for services of $433,000 and $764,000 were provided to IsoTis SA and its subsidiaries by Ernst & Young in 2003 and 2002, respectively. In 2003 and 2002, approximately 97% and 99% of these fees were audit or audit-related.

The Audit Committee has considered the nature of the above-listed services provided by Ernst & Young and determined that they are compatible with their provision of independent audit services. The Audit Committee has discussed these services with Ernst & Young and management to determine that they are permitted under the Code of Professional Conduct of the American Institute of Certified Public Accountants and the auditor independence requirements of the U.S. Securities and Exchange Commission.

We have implemented procedures to ensure full compliance with the provisions of the Sarbanes-Oxley Act of 2002, including restrictions on the services which may be provided by Ernst & Young. The Audit Committee believes that these restrictions would have had no significant effect on the nature and scope of services provided by Ernst & Young in 2003 and 2002, nor on our ability to procure accounting, tax or other professional services as required.

The Audit Committee has adopted the following procedure for pre-approving audit services and other services to be provided by the Company's independent auditors: specific services are pre-approved from time to time by the Committee or by the Committee Chairman on its behalf. As to any services approved by the Committee Chairman, the approval is made in writing and is reported to the Committee at the following meeting of the Committee.

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements

See pages F-1 through F-24 of this Form 20-F, included herein.

ITEM 19. Exhibits

(a)  The  following  consolidated   financial  statements,   together  with  the
independent auditors' report are filed as part of this Annual Report:

Index to Consolidated Financial Statements

[F-1.] Auditors' Report.

[F-2.]  Consolidated  Balance  Sheets as at December  31, 2003 and  December 31,
2002.

[F-4] Consolidated Statements of Operations for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001.

[F-5] Consolidated Statements of Shareholder's Equity for the Years ended December 31, 2003, December 31, 2002, December 31, 2001.

[F-6] Consolidated Statements of Cash Flows for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001.

[F-8.] Notes to the Consolidated Financial Statements.

[F-24] Schedule II - Valuation and Qualifying Accounts.

(b) Documents filed as exhibits to this registration statement:

1.1   Articles of Association of IsoTis S.A. (1)

4.1   Information Circular (2)

8.1   List of significant subsidiaries.

12.1 Certification pursuant to Rule 13a-14(A)/15d-14(A) of Jacques Essinger, Chief Executive Officer.

12.2 Certification pursuant to Rule 13a-14(A)/15d-14(A) of Pieter Wolters, Chief Financial Officer.

13.1  Certification pursuant to 18 U.S.C. Section 1350.

Consent of Independent Auditors.

(1) As previously filed with the Securities and Exchange Commission on October 30, 2003 by IsoTis SA in an Exhibit to the Form 8-A12G.

(2) As previously filed with the Securities and Exchange Commission on October 30, 2003 by IsoTis SA in an Exhibit to the Form 6-K.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, IsoTis S.A. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Irvine, California, this 19th day of April, 2004.

                           ISOTIS S.A.               By: /s/ Pieter Wolters
                                                         -----------------------
                                                         Pieter Wolters
                                                         Chief Financial Officer

                         Report of Independent Auditors

The Board of Directors and Shareholders of
IsoTis SA

We have audited the accompanying consolidated balance sheets of IsoTis SA as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index at Item 19. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis SA at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.


                                                      /s/ Ernst & Young Ltd.


Geneva, Switzerland
February 14, 2004

ISOTIS SA
Consolidated Balance Sheets

                                                                                  December 31,
                                                                     ----------------------------------
                                                                             2003                 2002
                                                                     ------------        --------------
Assets

Current assets:
Cash and cash equivalents                                            $ 50,104,682         $ 85,396,081
Restricted cash                                                         1,629,802                   --
Trade receivables, net of allowances for doubtful accounts
of $280,000, and $0 in 2003 and 2002, respectively                      3,588,780              517,095
Inventories                                                             6,366,588              309,686
Unbilled receivables                                                    1,732,402            1,049,660
Value added tax receivable                                                476,651            1,069,097
Prepaid expenses and other current assets                               1,073,284              599,255
Employee loans                                                                 --              210,459
                                                                    -------------         ------------
Total current assets                                                   64,972,189           89,151,333

Non-current assets:
Restricted cash                                                         6,519,385                   --
Property, plant and equipment, net                                      5,113,851            6,449,535
Goodwill                                                               16,383,069                    --
Intangible assets, net                                                 23,134,485            1,609,674
                                                                    -------------         ------------
Total non-current assets                                               51,150,790            8,059,209
                                                                    -------------         ------------
Total assets                                                        $ 116,122,979         $ 97,210,542
                                                                    =============         ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Balance Sheets

                                                                                  December 31,
                                                                     ----------------------------------
                                                                             2003                 2002
                                                                     ------------        --------------
Liabilities and shareholders' equity
Current liabilities:
Trade payables                                                        $ 4,007,873          $ 4,141,111
Accrued liabilities                                                     7,292,133            4,210,459
Deferred revenue                                                           98,893              339,502
Current portion of capital lease obligations                              631,783              730,857
Current portion of interest-bearing loans and borrowings                6,213,502            2,985,082
                                                                    -------------         ------------
Total current liabilities                                              18,244,184           12,407,011
                                                                    -------------         ------------
Non-current liabilities:
Capital lease obligations                                                  36,140              442,315
Interest-bearing loans and borrowings                                   4,079,341               77,995
                                                                    -------------         ------------
Total non-current liabilities                                           4,115,481              520,310
                                                                    -------------         ------------
Minority interest                                                              --            1,269,754
                                                                    -------------         ------------
Shareholders' equity:

Common stock - authorized 72,084,480 in 2003
and 43,921,760 in 2002, respectively;
69,265,881 and 41,221,760 issued and
outstanding in 2003 and 2002,respectively                              49,389,612           28,074,631
Additional paid in capital                                            104,287,562           89,123,749
Accumulated other comprehensive income (loss)                          17,591,842            6,105,281
Accumulated deficit                                                   (77,505,702)         (40,290,194)
                                                                    -------------         ------------
Total shareholders' equity                                             93,763,314           83,013,467
                                                                    -------------         ------------
Total liabilities and shareholders' equity                          $ 116,122,979         $ 97,210,542
                                                                    =============         ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Operations

                                                                               Years ended December 31,
                                                                -----------------------------------------------------
                                                                        2003               2002                 2001
                                                                -------------      -------------        -------------
Revenues
Product sales                                                    $ 5,852,632        $ 1,459,258            $ 160,601
Government grants                                                    328,504          1,586,086            1,719,873
Royalties                                                             22,591            149,650                   --
Research and development contracts                                        --            249,018               36,916
                                                               -------------      -------------        -------------
Total revenues                                                     6,203,727          3,444,012            1,917,390
                                                               -------------      -------------        -------------
Costs and expenses

Costs of sales                                                     4,759,779            495,563               72,288
Research and development                                          16,594,437          8,440,908            7,865,856
Marketing and selling                                              5,755,342          3,114,299            2,174,886
General and administrative                                         9,674,542          5,601,429            4,895,050
Impairment of plant and equipment                                  1,140,052          2,279,949                   --
                                                               -------------      -------------        -------------
Total operating expenses                                          37,924,152         19,932,148           15,008,080
                                                               -------------      -------------        -------------
Loss from operations                                             (31,720,425)       (16,488,136)         (13,090,690)

Interest income                                                      996,850          1,768,476            2,636,836
Foreign exchange loss                                             (3,031,517)                --                   --
Foreign exchange loss on intercompany loan                        (2,340,513)                --                   --
Interest expense                                                    (467,275)           (89,273)             (63,903)
                                                               -------------      -------------        -------------
Net loss before taxes, minority interest and
extraordinary item                                               (36,562,880)       (14,808,933)         (10,517,757)
Provision for income taxes                                                --                 --                   --
Minority interest                                                     45,240             91,499                   --
                                                               -------------      -------------        -------------
Net loss from continuing operations                              (36,517,640)       (14,717,434)         (10,517,757)
Net loss from discontinued operations                               (697,868)          (860,885)                  --
                                                               -------------      -------------        -------------
Net loss before extraordinary item                               (37,215,508)       (15,578,319)         (10,517,757)
Extraordinary gain from negative goodwill                                 --            339,982                   --
Net loss                                                       $ (37,215,508)     $ (15,238,337)       $ (10,517,757)
                                                               =============      =============        =============
Basic and diluted net loss per share
   Continuing operations                                              ($0.79)            ($0.51)              ($0.38)
   Discontinued operations                                             (0.01)             (0.03)                  --
   Extraordinary item                                                     --               0.01                   --
                                                               -------------      -------------        -------------
Net loss per share                                                    ($0.80)            ($0.53)              ($0.38)
                                                               =============      =============        =============
Weighted average common shares outstanding                        46,289,021         28,727,084           27,480,561
                                                               =============      =============        =============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Shareholders' Equity


                                                                                  Accumulated
                                          Common Shares            Additional         Other                              Total
                                 -----------------------------      Paid-in       Comprehensive      Accumulated     Shareholders'
                                      Shares         Amount         Capital       Income (Loss)         Deficit          Equity
                                 ------------- ---------------   -------------    --------------    -------------   --------------
Balance at
January 1, 2001                     27,465,688   $     739,760   $  92,938,259    $  (1,125,392)   $ (14,534,100)   $  78,018,527
Foreign currency
translation adjustment                      --              --              --       (3,990,537)              --       (3,990,537)
Net loss                                    --              --              --               --      (10,517,757)     (10,517,757)
Total comprehensive
loss                                        --              --              --               --               --      (14,508,294)
Issuance of common
shares                                 170,334           4,360          52,502               --               --           56,862
Stock-based
compensation                                --              --         520,712               --               --          520,712
                                 -------------   -------------   -------------    -------------    -------------    -------------
Balance at
December 31, 2001                   27,636,022         744,120      93,511,473       (5,115,929)     (25,051,857)      64,087,807
Foreign currency
translation adjustment                      --              --              --       11,221,210               --       11,221,210
Net loss                                    --              --              --               --      (15,238,337)     (15,238,337)
                                                                                                                    -------------
Total comprehensive
loss                                        --              --              --               --               --       (4,017,127)
Issuance of common
shares                                 301,587           9,047         544,235               --               --          553,282
Recapitalization from
reverse acquisition                 13,284,151      27,321,464      (5,754,290)              --               --       21,567,174
Stock-based
compensation                                --              --         822,331               --               --          822,331
                                 -------------   -------------   -------------    -------------    -------------    -------------
Balance at
December 31, 2002                   41,221,760      28,074,631      89,123,749        6,105,281      (40,290,194)      83,013,467
Foreign currency
translation adjustment                      --              --              --       11,486,561               --       11,486,561
Net loss                                    --              --              --               --      (37,215,508)     (37,215,508)
                                                                                                                    -------------
Total comprehensive
loss                                        --              --              --               --               --      (25,728,947)
Issuance of common
shares                                 481,401         365,889       1,427,836               --               --        1,793,725
Exercise of stock
options                                 40,790          31,003          18,602               --               --           49,605
Issuance of shares for
acquisition, net of
share issuance costs                27,521,930      20,918,089      10,581,845               --               --       31,499,934
Stock-based
compensation                                --              --       3,135,530               --               --        3,135,530
                                 -------------   -------------   -------------    -------------    -------------    -------------
Balance at
December 31, 2003                   69,265,881   $  49,389,612   $ 104,287,562    $  17,591,842    $ (77,505,702)   $  93,763,314
                                 =============   =============   =============    =============    =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Cash Flows

                                                                                   Years ended December 31,
                                                                    ---------------------------------------------------
                                                                             2003               2002              2001
                                                                    -------------      -------------     --------------
Cash flows from operating activities
Net loss from continuing operations                                 $ (36,517,640)     $ (14,717,434)    $ (10,517,757)
Adjustments to reconcile net loss from continuing
  operations to net cash used in operating activities
  (net of effect of business combination):
    Depreciation and amortization                                       3,964,948          1,902,371         1,611,012
    Impairment of plant and equipment                                   1,140,052          2,279,949                --
    Stock-based compensation expense                                    3,135,530            822,331           520,712
    Minority interest                                                     (45,240)           (91,499)               --
    Change in operating assets and liabilities:
      Inventories                                                       2,080,092           (234,182)               --
      Trade receivables                                                   354,960           (351,028)          (25,907)
      Other current assets                                                580,430           (421,166)         (155,853)
      Deferred revenue                                                   (277,011)            35,695          (318,794)
      Trade and other payables                                         (5,181,775)           392,898           735,684
      Restructuring provision                                             869,119            308,254                --
      Loss on disposal of property, plant and equipment                        --                 --           (41,066)
                                                                    -------------      -------------     -------------
Net cash flows used in operating activities                           (29,896,535)       (10,073,811)       (8,191,969)

Cash flows from investing activities
Purchase of intangible assets                                          (1,448,571)        (1,202,894)               --
Purchase of property, plant and equipment                                (483,273)        (4,311,879)       (2,388,764)
Sale of short-term investments                                                 --          7,260,751                --
Cash acquired in business combination                                     572,480         21,358,739                --
Change in restricted cash                                              (8,149,187)                --                --
Change in minority interest                                              (150,702)                --                --
Change in non-current deposits                                             87,089                 --                --
Payment of business combination transaction costs                      (6,170,931)          (819,142)               --
                                                                    -------------      -------------     -------------
Net cash flows (used in) provided by investing activities             (15,743,095)        22,285,575        (2,388,764)

Cash flow from financing activities
Proceeds from issuance of common shares                                    52,726            553,281            56,861
Proceeds from interest-bearing loans and borrowings                     1,697,243          2,973,983           162,705
Repayments of interest-bearing loans and borrowings                    (4,056,356)          (835,111)         (352,406)
                                                                     ------------       ------------      ------------
Net cash (used in) provided by financing activities                    (2,306,387)         2,692,153          (132,840)

Gain (loss) on cash held in foreign currency                           13,035,298         10,696,793        (3,822,144)
Net (decrease) increase in cash and cash equivalents from
   Continuing operations                                              (34,910,719)        25,600,710       (14,535,717)
   Discontinued operations                                               (380,680)          (504,090)               --
                                                                     ------------       ------------      ------------
Net (decrease) increase in cash and cash equivalents                  (35,291,399)        25,096,620       (14,535,717)
Cash and cash equivalents at the beginning of the year                 85,396,081         60,299,461        74,835,178
                                                                     ------------       ------------      ------------
Cash and cash equivalents at the end of the year                     $ 50,104,682       $ 85,396,081      $ 60,299,461
                                                                     ============       ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Cash Flows (continued)

                                                                                  Years ended December 31,
                                                                   ---------------------------------------------------
                                                                            2003               2002              2001
                                                                   -------------      -------------     --------------
Supplemental disclosure of non-cash investing activities
Acquisitions:
  Short term investment                                                       --        $ 6,901,766                --
  Trade receivables                                                  $ 2,718,349             58,647                --
  Inventories                                                          8,049,174             46,520                --
  Property, plant and equipment                                          920,435          1,931,695                --
  Other current assets                                                   577,457            754,539                --
  In-process research and development                                    800,000          2,192,982                --
  Patent technology                                                    7,550,000          3,757,974                --
  Intangibles                                                         14,450,000                 --                --
  Goodwill                                                            16,383,069                 --                --
  Interest bearing loans and borrowings                              (7,825,000)        (1,011,852)                --
  Trade and other payables                                           (6,952,307)        (2,201,514)                --
                                                                    ------------       ------------      ------------
Fair value of assets acquired (other than cash)                     $ 36,671,177       $ 12,430,757                --
                                                                    ============       ============      ============
Supplemental disclosure of non-cash financing activities

Capital leases                                                                --                 --         $ 206,331

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Notes to the Consolidated Financial Statements

1. Business Activities and Basis of Preparation

IsoTis SA (the "Company") is a life sciences company focused on the bone graft substitute segment of the orthopedics market. The Company is developing further novel, leading edge orthobiology products for musculoskeletal repair in spine, trauma, total joint and craniofacial surgical applications. The Company's registered and head offices are located in Lausanne, Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing, and finance and administration activities are performed in The Netherlands and in the United States.

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. As described in note 3 to the consolidated financial statements, for accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre-merger IsoTis and the results of operations of Modex from December 3, 2002, the date of acquisition, through December 31, 2002 and all periods thereafter.

On October 27, 2003 the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

In addition, on December 1, 2003 we announced the establishment of EpiSource S.A. to further develop our wound management product portfolio as a separate wholly-owned subsidiary of IsoTis.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the following consolidated subsidiaries:

Company                                      Location              Ownership
--------------------------------       --------------------      --------------
IsoTis NV                                The Netherlands             99.86%
IsoTis TE facility BV                    The Netherlands             99.86%
IsoTis OrthoBiologics, Inc.               United States             100.00%
EpiSource SA                               Switzerland              100.00%
Modex Therapeutics GmbH                      Germany                100.00%


The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

Effective January 1, 2003 the Company prepares its consolidated financial statements in US dollars. Prior to January 1, 2003 the Company's reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Financial Instruments

The Company's financial instruments include primarily cash and cash equivalents, trade receivables, inventories, other receivables, prepaid expenses, trade payables, capital lease obligations and borrowings. Due to the short-term nature of the financial instruments, the carrying amounts of these assets and liabilities approximate their fair value.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods includes materials, direct labor and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

Long-Lived Assets other than Goodwill

Property, plant and equipment comprise laboratory and office facilities, furniture and fixtures, computers and laboratory equipment. These tangible fixed assets are valued at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Laboratory and office facilities          5 years

Furniture and fixtures                    5 years

Laboratory equipment                      5 years

Computers and software                    3 years

Property, plant, and equipment under construction are not depreciated until construction is complete and assets are placed in production.

Intangible assets are comprised of acquired patent rights. Such rights are valued at cost less accumulated amortization. Acquired patent rights are amortized in accordance with the expected useful life of each patent, generally between 8 and 13 years.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. In 2003, the Company realized an impairment charge to operations of $1,140,052 related to property and equipment. In 2002, the Company realized an impairment charge to operations of $2,279,949 related to property and equipment. There was no impairment of long-lived assets during fiscal year of 2001.

Goodwill

Effective  January 1, 2002, the Company  adopted the provisions of SFAS No. 141,
"Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. SFAS No. 142 requires that purchased goodwill no longer be amortized, but instead be tested for impairment at least annually. Prior to the adoption of SFAS No. 142 the Company had no goodwill recorded.

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see note 3) in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. The Company will conduct the first phase of its annual impairment test during the fourth quarter of 2004, and annually thereafter.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, possession of the product has passed and there has been a transfer of the significant risks and rewards, which is generally when the delivery of the product has occurred, collection is reasonably assured, and when there are no continuing performance obligations. Shipping and handling fees are included in revenue and related costs are included in cost of goods sold.

The Company receives certain government grants, which support the Company's research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable.

The Company recognizes revenue from royalties when they become fixed and payable and when collection is reasonably assured.

For contract research and development revenues, milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company's performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibiltiy is reasonably assured.

Allowance for Doubtful Accounts

The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company's historical experience. At December 31, 2003 and 2002, the allowance for doubtful accounts reserves was $280,000, and $0, respectively.

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were approximately $74,133, $116,574, and $62,040 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the future periods in which options vest. Stock based compensation recorded as expense in 2003, 2002 and 2001 was $3,135,530, $822,331, $520,712,
respectively.

Foreign Currency Translation

The local functional currency for the Company's legal entity in Switzerland is the Swiss Franc (denoted as "CHF"). The Company's local functional currency for all European entities outside Switzerland is the Euro. The Company's local functional currency for all entities in the Americas is the US dollar. The Company's reporting currency is the US dollar. Assets and liabilities of the Swiss legal entity and the Netherlands legal entity are translated at the exchange rate in effect at the end of the period. All statement of operations accounts of the Swiss legal entity and the Netherlands legal entity are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders' equity. All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction and are included in the statement operations in the year to which they relate and are then translated into the reporting currency.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is not determinable in the foreseeable future.

Financial Market Risks

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates. The Company's currency risk is derived from potential changes in functional currency values of the Company's non-functional currency denominated assets, liabilities and cash flows. The Company's most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. The Company's indebtedness, primarily related to the Company's mortgage facility and capital lease obligations, create interest rate risk. The Company monitors these risks on an ongoing basis. The Company had no derivative financial instruments at December 31, 2003 and 2002.

Risks and Uncertainties

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-average number of common shares outstanding including the dilutive effect of preferred stock and stock options, if any. There is no difference in basic and diluted net loss per share recorded by the Company because the impact of stock options outstanding is anti-dilutive in all periods.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands, and the United States. In general, employees may contribute a percentage of their base salaries, subject to certain limitations. The Company contributed, and recognized expense of $550,695, $445,774, and $284,689, respectively, for the years ended December 31, 2003, 2002 and 2001.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The Statement requires an evaluation of the facts and circumstances in determining the proper accounting recognition of expenses related to an exit or disposal activity. It is expected the Statement will spread out the recognition of these expenses, but not alter the related cash flows. SFAS No. 146 was applied prospectively to exit or disposal activities that are initiated after December 31, 2002. Adoption of the statement did not have a significant impact the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or the rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. As the Company typically does not have any arrangements that would be considered to have multiple deliverables, adoption of the statement did not have a significant impact the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure-an amendment to FASB Statement No. 123. SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy note of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The Company has adopted SFAS No. 148 as of December 31, 2002. As the Company currently applies the fair value method of accounting for stock options, adoption of the statement did not impact the Company's financial position or results of operations.

In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, which explains how to consolidate entities that have been referred to as special-purpose entities as well as other entities that are structured in such a way that (a) the equity investment at risk is not sufficient to permit the entity to finance itself with subordinated financial support in other forms or (b) the equity investors as a group lack decision-making powers, do not absorb losses, or do not receive residual returns. Since the Company does not believe it has any arrangements that would be considered to be Variable Interest Entities, the Company believes adoption of the statement will not impact the Company's financial position or results of operations.

3. Business Combination

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis S.A. closed and IsoTis acquired 100% of the outstanding shares of GenSci OrthoBiologics, Inc. from GenSci Regeneration Sciences Inc. ("GenSci") in exchange for 27,521,930 common shares of IsoTis. As a result of the acquisition, GenSci OrthoBiologics, Inc. was renamed IsoTis OrthoBiologics, Inc. GenSci and the shareholders of pre-merger GenSci became shareholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

The acquisition was accounted for under the purchase method of accounting. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of IsoTis OrthoBiologics have been included only from November 1, 2003. The historical financial statements prior to November 1, 2003 are those of pre-acquisition IsoTis.

The aggregate purchase price of $37,243,657 includes the 27,521,930 shares of IsoTis valued at $30,549,342 plus 1,689,070 common stock options of IsoTis valued at $1,123,375 and merger costs of $5,570,939. The fair value of IsoTis shares was derived using the average market price per share of IsoTis stock of $1.11, which was based on an average of the closing prices for a range of trading days around June 3, 2003, the date the acquisition was announced. The purchase price has been allocated, based upon an independent valuation of intangible assets and in-process research and development, to the assets acquired and liabilities assumed based on fair values. The Company identified net liabilities acquired of $1,889,412, intangible assets of $21,950,000 and in-process research and development of $800,000.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate use, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management's best estimates of market size and growth.

The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in the Company recognizing Goodwill of $16,383,069 in 2003.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of GenSci OrthoBiologics had taken place at
January  1,  2002.  The  unaudited  pro  forma  financial   information  is  not
necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands except per share numbers        Years ended December 31,
                                                     --------------------------
                                                           2003           2002
                                                     ----------      ----------
Total revenues                                         $ 24,243       $ 25,257
Product sales                                            23,892         23,272

Loss from operations                                    (31,012)       (20,891)
Net loss                                                (36,524)       (19,655)
Net loss per share -- basic and diluted                  ($0.58)        ($0.35)

2002 Acquisition

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. As a result of the merger, Modex Therapeutiques SA was renamed IsoTis SA. Pre-merger IsoTis ceased to exist as a separate entity, and the shareholders of pre-merger IsoTis became shareholders of the Company. In connection with the merger, pre-merger IsoTis shareholders received 1.4 shares of Modex common shares for each share of pre-merger IsoTis common shares they held at the time the merger was completed. After the transaction, the pre-merger IsoTis shareholders owned approximately 66% of the then outstanding stock of the Company and the Modex shareholders owned the remaining common shares of the Company.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of pre-merger IsoTis owned the majority of the Company's common shares after the merger. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis. The share amounts included in the consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statement of changes in equity for all periods prior to the date of the merger have been adjusted to reflect the effects of the exchange ratio.

The aggregate purchase price of $24,477,565 ((euro)24,555,893) includes the purchase by pre-merger IsoTis of 13,805,340 shares of Modex valued at $21,746,989 ((euro)21,816,579) and merger costs of $2,730,576 ((euro)2,739,314).
The fair value of Modex shares was derived using the average market price per share of Modex stock of (euro)1.5803, which was based on an average of the closing prices for a range of trading days around September 23, 2002, the date the merger was announced. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. The Company identified net tangible assets acquired of $27,838,542 ((euro)27,927,625), intangible assets of $3,757,974 ((euro)3,770,000) and in-process research and development of $2,192,982 ((euro)2,200,000). Intangible assets consist principally of patented technology.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 40% to 60% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management's best estimates of market size and growth. The Company identified one research and development project related to Modex's Allox technology.

As the fair value of identified net assets acquired of $33,789,496 ((euro)33,897,625) exceeds the aggregate purchase price of Modex, the Company reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in the Company recognizing an extraordinary gain of $339,982 ((euro)360,823) in 2002.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of Modex had taken place at January 1, 2001. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

IsoTis SA Unaudited Pro Forma Financial Information:

Amounts in thousands except per share numbers         Years ended December 31,
                                                     --------------------------
                                                          2002           2001
                                                     ---------       ----------
Total revenues                                         $ 3,573        $ 2,645

Loss from operations                                   (30,157)       (26,790)
Net loss                                               (27,596)       (23,115)
Net loss per share -- basic and diluted                 ($0.65)        ($0.60)

4. Discontinued Operation

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of $3,182,676 ((euro)2,817,623), resulting in a net loss on disposal of $213,368 ((euro)188,895). In accordance with the terms of the agreement, the Company is entitled to receive incremental payments from Octoshare BV with respect to commercial development milestone payments by other parties to Octoshare BV during a 36 month period following the consummation of the transaction. Based on the nature of the milestone payments, the Company is entitled to receive between 30% to 60% of the aggregate payments received by Octoshare BV. Also, the terms of the arrangement entitle the Company to receive royalties ranging from 7.5% to 20% of Octoshare's operating results, based upon the aggregate net operating result achieved by Octoshare BV.

During the year  ended  December  31,  2003,  Chienna  had  revenues  of $38,631
((euro)34,200) and a net loss of $484,500 ((euro)428,928). Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.

                                                                                            Years ended December 31,
                                                                                        -------------------------------
                                                                                              2003               2002
                                                                                        -----------         -----------
Discontinued operations:
Net loss from discontinued operations                                                   $ (484,500)         $ (860,885)
Net loss on disposal                                                                      (213,368)                 --
                                                                                        ----------          ----------
Net (loss) gain from discontinued operations                                            $ (697,868)         $ (860,885)
                                                                                        ==========          ==========

Cash flow from discontinued operations:
Net loss from discontinued operations                                                   $ (697,868)         $ (860,885)
Changes in working capital                                                                (898,267)            386,674
Cash flow from financing activities                                                      1,215,455             (29,879)
                                                                                        ----------          ----------
Net cash used in discontinued operations                                                $ (380,680)         $ (504,090)
                                                                                        ==========          ==========

5. Intangible Assets

Additions to intangible assets in 2003 represent patents and technology rights purchased during the year. An analysis of activity for intangible assets, which related to patents and technology rights, is as follows for the years ended December 31, 2003 and 2002:

                                                                                            Years ended December 31,
                                                                                        -------------------------------
                                                                                              2003               2002
                                                                                        -----------         -----------
Cost                                                                                  $ 25,262,629         $ 1,892,892
Accumulated amortization                                                                (2,128,144)           (283,218)
                                                                                      ------------         -----------
Net carrying amount                                                                   $ 23,134,485         $ 1,609,674
                                                                                      ============         ===========
Amortization                                                                          $ (1,803,628)        $  (110,857)
                                                                                      ============         ===========

The Company's intangible assets as of December 31, 2002 consisted of patents. Classification of intangible assets as of December 31, 2003 is as follows:

                                                        Cost        Amortization         Net Value          Life
                                                 -----------        ------------        -----------       ---------
Unpatented technology                            $11,050,000          ($230,208)        $10,819,792       8 years
Patents                                           10,012,629           (984,603)          9,028,026      8-13 years
IPR&D                                                800,000           (800,000)                 --          --
Distribution Network                               3,400,000           (113,333)          3,286,667       5 years
                                                 -----------        -----------         -----------
                                                 $25,262,629        ($2,128,144)        $23,134,485
                                                 ===========        ===========         ===========

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

                                                       Years ended December 31,
                                                       -------------------------
                                                             2003           2002
                                                       ----------     ----------
Non-operating property, plant and equipment            $1,347,776     $2,362,912
Operating property, plant and equipment                 3,766,075      4,086,623
                                                       ----------     ----------
                                                       $5,113,851     $6,449,535
                                                       ==========     ==========

Non-Operating Property, Plant and Equipment

In conjunction with the Company's plan to restructure certain operating activities during 2002, as described in Note 12 to the Consolidated Financial Statements, IsoTis SA announced plans to cease its tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The Company considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company's determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. The Company is currently evaluating alternative uses for the tissue engineering facility. No other long-lived assets were deemed to be impaired in 2003, 2002 and 2001.

The composition of non-operating plant and equipment is as follows:

                                                       Years ended December 31,
                                                       -------------------------
                                                             2003           2002
                                                       ----------     ----------
Land                                                   $  509,690     $  424,332
Property, Plant and Equipment Under Construction          838,086      1,938,580
                                                       ----------     ----------
Total                                                  $1,347,776     $2,362,912
                                                       ==========     ==========

Operating Property, Plant and Equipment

The composition of operating property, plant and equipment, net of $6,904,745 and $4,713,303 in accumulated depreciation as of December 31, 2003 and 2002, respectively, is as follows:

                                                       Years ended December 31,
                                                       -------------------------
                                                             2003           2002
                                                       ----------     ----------
Land                                                           --             --
Laboratory and Office Facilities                       $1,039,618     $1,536,120
Furniture and Fittings Equipment                          243,664        254,406
Computer Equipment and Software                           404,536        509,985
Laboratory Equipment                                    1,880,522      1,786,112
Property, Plant and Equipment Under Construction          197,735             --
                                                       ----------     ----------
Total                                                  $3,766,075     $4,086,623
                                                       ==========     ==========


Depreciation and impairment expense for property plant and equipment:

                                                       Years ended December 31,
                                                       -------------------------
                                                             2003           2002
                                                       ----------     ----------
Depreciation expense                                   $2,262,923     $1,856,530
Impairment recognized                                  $1,140,052     $2,279,949

The value of assets included above under capital leases are as follows:

                                                     Years ended December 31,
                                                     -------------------------
                                                           2003           2002
                                                     ----------     ----------
Gross amount                                         $1,790,629     $2,440,780
Accumulated amortization                             (1,343,697)    (1,291,669)
                                                     ----------     ----------
Net book value                                       $  446,932     $1,149,111
                                                     ==========     ==========

Assets under capital leases are primarily furniture and fittings, computer and laboratory equipment.


7. Employee Loans and Related Party Transactions

On July 10, 2002, loans with an aggregate value of $244,686 ((euro)233,333) were issued to certain officers of Chienna to finance the purchase of a minority interest in Chienna. On May 14, 2003, the full amount of officers' loans was repaid in conjunction with the sale of Chienna. The loans were to mature over a period of 2 to 3 years and bear an interest rate of 4% per annum. Interest was to accrue and become payable at the loans' maturity dates.

In June 2003, the Company licensed certain technology from GenSci Regeneration, for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci Regeneration upon the Company's achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to the Company's acquisition of GenSci OrthoBiologics.

The Company paid $950,000 on October 27, 2003 to purchase and license certain technologies from BioInterfaces, Inc., a company that is partially owned by a previous consultant of GenSci who is now an officer of the Company. The Company plans to use these technologies in future product development.

There were no other significant transactions with related parties during the years ended December 31, 2003, 2002 and 2001.

8. Inventory

At December 31, 2003 and 2002 all inventory relates to finished goods, raw materials and work in progress. The composition of inventory is as follows:

                                                       Years ended December 31,
                                                       -------------------------
                                                             2003           2002
                                                       ----------     ----------
Raw materials and deferred processing costs            $2,953,776     $  300,317
Work in progress                                        1,914,374          9,369
Finished goods                                          2,050,184             --
                                                       ----------     ----------
Valuation reserve                                       6,918,334        309,686
                                                         (551,746)            --
                                                       ----------     ----------
Total                                                  $6,366,588     $  309,686
                                                       ==========     ==========

9. Shareholders' Equity

Share Capital

In conjunction with the business combinations described in Note 3, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2003 and 2002, the nominal value of the Company's common shares is CHF 1 each. At December 31, 2001, the Company's common shares had a nominal value of (euro)0.0286 per share.

The Company's Board of Directors (the "Board") is authorized until June 19, 2004 to increase the share capital by 2,700,000 shares, with a nominal value of CHF 1 each. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

The Board is authorized until November 20, 2004 to increase the share capital by up to 118,599 shares, with a nominal value of CHF 1 each, to be fully paid in by the contribution in kind of common shares in the capital of IsoTis NV at an exchange ratio of 1.4 newly issued shares per share of IsoTis NV. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

During 2003 the Company acquired 343,858 additional shares of IsoTis NV to bring its ownership interest to 99.86% from 98.12% at December 31, 2002. The IsoTis NV shareholders received a total of 481,401 shares of the Company or 1.4 share exchange, the same ratio as in the original transaction.

A maximum of 28,420 IsoTis NV shares have not been acquired though the Board has the possibility to issue 39,788 new IsoTis SA shares from the authorized capital for this purpose. The Company has no plans to issue the then remaining 78,811 authorized shares.

A total of 7,000,000 conditional shares (2002: 4,000,000) were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company's stock option plans. Out of those 7,000,000 conditional shares, 40,790 have been issued during 2003, while out of the 4,000,000 conditional shares in 2002, 181,888 were issued during that year. Therefore the conditional capital amounts to 6,959,210 shares at December 31, 2003 (3,818,112 shares at December 31, 2002).

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. At December 31, 2003, a total of 1,995,126 options (at December 31, 2002: 1,216,678 options) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees, the terms of this plan are similar to the existing IsoTis plans.

Options vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically range from vesting immediately to vesting over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 6 years, or upon earlier termination of employment with the Company. Subsequent to the 2003 business combination with GenSci, the Company granted 700,000 options, which were in addition to the 1,627,335 that were issued to previous holders of GenSci stock options, under a newly formed plan that is equivalent to the existing plan. The options granted to previous holders of GenSci stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options is included in the purchase price allocation which approximated the fair value of the GenSci share options exchange.

Subsequent to the 2002 business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2003 from CHF to US dollars was 1.2380. A summary of stock option activity for the 2003 plans is as follows:

                                                              Weighted Average
                                      Number of Options        Exercise Price
                                      -----------------        --------------
Balance at January 1, 2002                          --                  --
Granted                                      2,783,322            CHF 1.90
                                             ---------            --------
Balance at January 1, 2003                   2,783,322            CHF 1.90
Granted                                      2,425,835            CHF 1.12
Forfeited                                     (204,283)           CHF 1.72
Exercised                                      (40,790)           CHF 1.60
                                             ---------            --------
Balance at December 31, 2003                 4,964,084            CHF 1.54
                                             =========            ========

The following table summarizes information about the Company's stock options outstanding at December 31, 2003:

                                            Outstanding     Weighted Average
                                             Options at            Remaining
                                           December 31,     Contractual Life     Weighted Average         Exercisable
                                                   2003              (Years)         Option Price             Options
                                           ------------     ----------------     ----------------         -----------
CHF 1.00                                      1,627,335                 5.83             CHF 1.00           1,468,999
CHF 1.28                                        700,000                 8.33             CHF 1.28                  --
CHF 1.60                                        611,458                 3.95              CHF1.60             611,458
CHF 2.02                                      1,950,291                 3.96             CHF 2.02           1,950,291
CHF 2.85                                         25,000                 6.25             CHF 2.85                  --
CHF 3.01                                         50,000                 5.29             CHF 3.01                  --
                                              ---------                                                     ---------
Outstanding at end of year                    4,964,084                 5.21             CHF 1.54           4,030,748
                                              ---------                                                     ---------

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                           Year ended
                                                                                                    December 31, 2003
                                                                                                   -------------------
Risk-free interest rate                                                                                         3.23%
Expected dividend yield                                                                                            --
Expected volatility                                                                                            66.24%
Expected life (years)                                                                                            4.00
The weighted average fair value of options noted above which were granted during the year ended December 31, 2003 are as follows:
Stock price greater than  exercise  price                                                                    CHF 1.22
Stock price equal to exercise price                                                                          CHF 1.56
Stock price less than exercise price                                                                               --


Stock Option Plan 2001 and Earlier

Prior to the business combination with Modex, the Company had an employee stock option plan (the "Old Plan") whereby the remuneration committee of the Board was authorized to grant stock options to employees. Options vested immediately upon grant; however, employees were subject to restrictions on the sale of stock from exercised options for 4 to 5 years from the date of grant. The common shares issued on exercise of options were subject to repurchase by the Company in the event of termination of employment in the period 4 to 5 years from the date of the option grant.

Options expire 4 to 5 years from the date of grant, or earlier upon termination of employment with the Company. Options granted under the Old Plan are granted at exercise prices at least equal to the fair value of the Company's stock at the date of grant. This plan was terminated during 2002.

Share amounts were adjusted to reflect the effects of the merger exchange ratio.

A summary of the historical stock option activity for the old plan is as follows:

                                                                       Weighted
                                                                        Average
                                           Number of Options     Exercise Price
                                           -----------------     --------------
Balance at January 1, 2001                       1,614,920          (euro)2.35
Granted                                            594,132                4.26
Forfeited                                          (15,761)               3.79
Exercised                                         (170,334)               0.37
                                           ----------------      --------------
Balance at December 31, 2001                     2,022,957                3.06
Granted                                            300,468                1.75
Forfeited                                         (216,345)               3.40
Exercised                                         (119,700)               1.14
Cancelled                                       (1,987,380)               2.94
                                           ----------------      --------------
Balance at December 31, 2002                            --            (euro)--
                                           ================      ==============

In conjunction with the business combination in 2002, 1,987,380 options, effected for the share conversion ratio of 1:1.4, under the Old Plan were cancelled and replaced with newly issued options under a new option plan.

For the Stock Option Plan 2001 and earlier, the Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                 Years ended December 31,
                                                --------------------------
                                                  2002                2001
                                                ------              ------
Risk-free interest rate                          4.07%               4.77%
Expected dividend yield                             --                  --
Expected volatility                             76.02%              70.86%
Expected life (years)                             4.73                4.71

The weighted average fair value of options noted above which were granted during the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                  Years ended December 31,
                                             ------------------------------
                                                   2002                2001
                                             ----------          ----------
Stock price greater than exercise price       (euro) --           (euro) --
Stock price equal to exercise price          (euro)0.91          (euro)1.97
Stock price less than exercise price         (euro)0.86          (euro)2.09


Interest-Bearing Loans and Borrowings and Capital Lease Obligations

Interest-bearing loans and borrowings consist of the following:

                                                Years ended December 31,
                                            ------------------------------
                                                  2003                2002
                                           -----------         -----------
Mortgage facility                          $ 5,200,171         $ 2,974,825
Capital lease obligations                      667,923           1,173,172
Structured debt payments                     5,000,000                  --
Promissory note                                 92,672              88,252
                                           -----------         -----------
                                            10,960,766           4,236,249
Less current maturities                     (6,845,285)         (3,715,939)
                                           -----------         -----------
Long term portion                          $ 4,115,481         $   520,310
                                           ===========         ===========

The Company paid interest of $467,275, $52,548, and $56,873 in the years 2003, 2002 and 2001, respectively.

Mortgage Facility

The Company obtained a mortgage facility for the construction of its tissue engineering facility in Heerlen, The Netherlands. The mortgage facility amounts to maximum $7,557,627 ((euro)6,000,000) and is collateralized by the value of the related property and plant.

Interest accrues on the outstanding mortgage balance based on the 1-month Euribor tariff plus 125 basis points. The term of the mortgage facility is 12 years and the maximum amount of the facility is reduced (euro)167,000 per quarter, beginning December 31, 2004. Based on the Company's decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility is due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility of $5,200,171 ((euro)4,128,415) is included in current liabilities.

Capital Lease Obligations

The Company leases a portion of its fixed assets, notably furniture and fittings, computer and laboratory equipment. These leases are capital leases, which expire over the next two years and have an interest rate varying from 6% to 12%. Amortization of fixed assets recorded under capital leases is included in depreciation expense. Capital lease obligations consist of the following at December 31, 2003:

Capital lease obligations                                             $ 667,923
Less current portion                                                   (631,783)
                                                                      ---------
Long term portion                                                     $  36,140
                                                                      =========

Future minimum annual payments under all non-cancelable capital leases as of December 31, 2003:

   2004                                                               $ 640,032
   2005                                                                  37,021
   Thereafter                                                                --
                                                                      ---------
   Total minimum lease payments                                         677,053
   Less amounts representing finance charges                             (9,130)
                                                                      ---------
   Present value of minimum lease payments                            $ 667,923
                                                                      =========

Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2009. Aggregate principal maturities of long-term borrowings are due as follows at December 31, 2003:

2004                                                                   $ 14,302
2005                                                                     15,342
2006                                                                     16,457
2007                                                                     17,655
Thereafter                                                               28,916
                                                                       --------
                                                                       $ 92,672
                                                                       ========

Structured debt payments

With the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company assumed scheduled debts as per the GenSci Chapter 11 Plan of Reorganization. As of December 31, 2003 the remaining balance of these debts recorded as liabilities was $5,426,320, of which $4,775,000 is backed by a letter of credit that is in turn backed by restricted cash of $5,000,000. The Company has remaining Chapter 11 obligations related to the purchase of GenSci OrthoBiologics as follows as of December 31, 2003:

2004                                                                $ 1,265,012
2005                                                                    961,308
2006                                                                    900,000
2007                                                                    900,000
2008                                                                  1,400,000
                                                                    -----------
                                                                    $ 5,426,320
                                                                    ===========

Income Taxes

The provision (benefit) for taxes based on income (loss) from continuing operations was nil as of December 31, 2003, 2002 and 2001.

The provision (benefit) for taxes based on income (loss) from continuing operations differs from the amount obtained by applying the statutory tax rate as follows:

                                                                                  Years Ended December 31,
                                                                  ----------------------------------------------------
                                                                           2003               2002               2001
                                                                   -------------      -------------        -----------
Income tax provision (benefit) at statutory rate                   $(12,781,000)       $(5,151,000)        $(3,681,000)
Increase (decrease) in taxes resulting from:
  Income tax credits                                                    (13,000)                --                  --
Non-deductible acquisition costs                                        146,000                 --                  --
In-process research & development                                       280,000                 --                  --
Increase (decrease) in valuation allowance                           12,368,000          5,151,000           3,681,000
                                                                   ------------        -----------         -----------
                                                                   $         --        $        --         $        --
                                                                   ============        ===========         ===========

Deferred tax assets and liabilities determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes. Tax laws measure such amounts and the expected future tax consequences of net operating loss carryforwards. Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in the balance sheet, are as follows:

                                                                                           Years Ended December 31,
                                                                                       -------------------------------
                                                                                              2003                2002
                                                                                      ------------        ------------
Deferred tax assets:
Foreign net operating loss carryforwards                                              $ 46,725,000        $ 40,600,000
Federal and state net operating loss carryforwards                                       6,600,000                  --
Accrued settlement costs                                                                 2,159,000                  --
Accruals not currently deductible for tax purposes and other                             1,780,000                  --
Tax credit carryforwards                                                                   661,000                  --
Valuation allowance                                                                    (49,136,000)        (40,600,000)
                                                                                      ------------        ------------
    Total deferred tax assets                                                            8,789,000                  --
                                                                                      ------------        ------------
Deferred tax liabilities:

Purchased intangibles                                                                    8,580,000                  --
Accelerated depreciation methods used for tax purposes                                     209,000                  --
                                                                                      ------------        ------------
   Total deferred tax liabilities                                                        8,789,000                  --
                                                                                      ------------        ------------
Net deferred tax assets                                                               $         --        $         --
                                                                                      ============        ============

In assessing the realizability of deferred tax assets, management considers whether it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. During the years ended December 31, 2003 and 2002, due to uncertainties surrounding the realization of the cumulative federal and state net operating losses sustained during 2003 and 2002, the Company has recorded a valuation allowance against all of the net deferred tax assets.

At December 31, 2003, the Company has foreign, federal and state net operating loss carryforwards totaling approximately $133.5 million, $17.3 million and $6.8 million, respectively. Foreign net operating loss carryforwards begin to expire in 2004, federal net operating loss carryforwards begin to expire in 2009, while state net operating loss carryforwards begin to expire in 2004.

Approximately $10.9 million of federal and state deferred tax assets, consisting of net operating loss carryforwards, income tax credits and other temporary differences resulted from the Company's acquisition of GenSci

OrthoBiologics, Inc. (see Note 3 - "Business Combination"). For financial reporting purposes, a valuation allowance of approximately $1,249,000 has been recorded to offset a portion of these deferred tax assets. When realized, the tax benefit for those items will be applied to reduce goodwill related to the acquisition of GenSci OrthoBiologics, Inc.

At December 31, 2003, the Company has federal and state income tax credit carryforwards of approximately $661,000, which begin to expire in 2005.

The Company did not pay any income taxes during 2003,  2002  and  2001.

Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's federal and state net operating loss carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

United States and foreign taxable earnings (losses) from continuing operations before income taxes are as follows:

                                      Years Ended December 31,
                     -----------------------------------------------------
                             2003               2002                2001
                     -------------        ------------        ------------
United States        $ (4,426,000)        $         --        $         --

Foreign               (32,091,640)         (14,717,434)        (10,517,757)
                     ------------         ------------        ------------
                     $(36,517,640)        $(14,717,434)       $(10,517,757)
                     ============         ============        ============

12.   Restructuring

2003 Restructuring

In the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with "medical device" regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, the Company recognized a charge of $563,169 in 2003 relating to the termination of approximately 19 employees in the Netherlands. These costs are included in Research and development, Marketing and sales and General & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. The Company accounted for these costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. As of December 31, 2003 $448,860 of the severance costs has been paid. The remaining amount of severance costs of $114,309 are expected to be paid.

2002 Restructuring

On December 17, 2002, the Board approved a plan to restructure the Company's operations to focus on those products with the highest profit potential. Implementation of the restructuring plan resulted in the termination of 41 Switzerland and Netherlands based employees with aggregate severance costs of $1,033,243. The Company's plan included the termination of certain research and development and administrative personnel. The Company accounted for the restructuring in accordance with the provisions of Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Prior to December 31, 2002, the Company met the criteria established by EITF 94-3 to record severance costs associated with the Company's Switzerland based employees and charged to operations related costs of $308,254 in fiscal year 2002, which were paid in 2003. The Company charged to operations and paid severance costs of $724,989 associated with affected Netherlands based employees during 2003. The Company did not pay any severance costs in 2002. These reorganization expenses are included in the profit and loss line items Research and development, Marketing and sales, and General & administrative, based on the individual employees involved.

13.   Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Geographic information for the year-ended December 31, 2003 is as follows:

                                                The Netherlands       Switzerland     United States       Consolidated
                                                ---------------       -----------    -------------       ------------
Revenues by selling location                        $ 2,132,702       $   140,917     $  3,579,013        $  5,852,632

Long-lived assets                                   $ 4,464,132       $ 1,242,632     $ 22,541,572        $ 28,248,336

14.   Commitments and Contingencies

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of $2,776,467 ((euro)2,204,237) and expired on December 31, 2002. The Company recognized revenues of $797,707, $807,941, $524,486 ((euro)706,210,
(euro)857,468 and (euro)586,061) in 2003, 2002 and 2001, respectively, related to the grant. During 2003 the Company commercialized products as defined by the agreement, as a result, all or a portion of grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. If future royalty payments are not adequate to repay the grant, the Company has no future obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determinable at December 31, 2003.

Operating lease commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2003:

2004                                                                $ 1,380,353
2005                                                                  1,224,780
2006                                                                  1,147,548
2007                                                                    707,934
2008                                                                    540,726
Thereafter                                                              539,111
                                                                    -----------
                                                                    $ 5,540,452
                                                                    ===========

Rent expense for the year ended December 31, 2003 was $1,337,080.

Restricted Cash

The Company has bank guarantees for payment obligations held by the Company resulting in the restriction of cash totaling $8,149,187, $528,801, and $166,844 at December 31, 2003, 2002, and 2001 respectively.

Collaborative Agreements

Certain ongoing longer-term internal R&D programs will be pursued under a four-year cooperation agreement between IsoTis and Twente University. For a fixed financial investment, IsoTis will have the exclusive right to further inventions by the original scientific founders of IsoTis and a group of researchers including 15 scientists formerly employed by IsoTis who were transferred to Twente University during 2003. The Company has the following non-cancelable commitments related to these licenses agreements and research and development agreements as of December 31, 2003:

2004                                                                $   698,451
2005                                                                  1,329,701
2006                                                                  1,336,818
2007                                                                     81,056
Thereafter                                                               41,504
                                                                    -----------
                                                                    $ 3,487,530
                                                                    ===========

Schedule II

                        VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable

Allowance for doubtful accounts deducted from accounts
receivable                                                                2003                2002                2001
                                                                     ---------            --------            --------
Beginning balance                                                    $      --            $ 24,714            $  1,324
Write-off of bad debt                                                       --             (24,714)             (1,181)
Acquisition related additions                                          140,196                  --                  --
Additions to reserve                                                   139,632                  --              24,570
                                                                     ---------            --------            --------
Ending balance                                                       $ 279,828            $     --            $ 24,714
                                                                     =========            ========            ========


Inventory

Valuation allowance for inventory                                         2003                2002                2001
                                                                     ---------            --------            --------
Beginning balance                                                    $      --            $     --            $     --
Write-off of inventory                                                      --                  --                  --
Acquisition related additions                                          476,487                  --                  --
Additions to reserve                                                   175,259                  --                  --
                                                                     ---------            --------            --------
Ending balance                                                       $ 651,746            $     --            $     --
                                                                     =========            ========            ========