Form 20-F
period 2004-12-31
ISOTIS SA
filed 2005-05-16
CIK 1267042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50449

ISOTIS S.A.
 (Exact name of Registrant as specified in its charter)

Switzerland
(Jurisdiction of incorporation or organization)

Rue de Sébeillon 1, 1004, Lausanne, Switzerland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

69,973,289 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	☒	No	☐	Not Applicable	☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	☐	Item 18	☒

- ii-

- iii -

INTRODUCTION AND USE OF CERTAIN TERMS

IsoTis S.A. and our consolidated subsidiaries (“We”, “IsoTis”, the “Group”, or the “Company”) publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (“Form 20-F”) are those for the years ended December 31, 2004, 2003 and 2002. In this Form 20-F, references to “US dollars”, “US$” or “$” are to the lawful currency of the United States of America; references to “CDN$” are to the lawful currency of Canada; references to “Euro”, “EUR” and “€” are to the legal currency of the European Union, of which The Netherlands is a member but Switzerland is not; and references to “CHF” are to the Swiss Franc. References to “Europe” are to all European countries, references to the European Union (“EU”) are to each of the 25 member-states of the EU and references to “Americas” are to North, Central and South America, unless the context otherwise requires; references to “associates” are to employees of our affiliates.

You will find the words “we,” “our,” “us” and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use “plain English” in public documents like this Form 20-F. For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group.

Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

Glossary of defined terms

The following is a glossary of terms used in this Form 20-F.

AATB	American Association of Tissue Banks.

510(k)	The process through which the FDA provides clearance of a pre-market notification of a manufacturer’s intention to market a medical device.

allograft	A bone graft procedure using synthetic bone grafts.

autograft	A bone graft procedure in which bone is harvested from the same patient, usually from the iliac crest (hip area), and implanted to or near the repair site.

Board	The board of directors of IsoTis S.A.

bone marrow aspirate	Bone marrow taken with a syringe; most often from iliac crest (hip area) or the chin.

nhBMP™	Natural human bone morphogenetic proteins that are derived from human demineralized bone matrix.

rhBMP	Recombinant human bone morphogenetic proteins that are manufactured synthetically.

cancellous	Bone that has a lattice-like or spongy structure.

CE marked / CE marking	The letters ‘CE’ on a product are the manufacturer’s claim that the product meets the requirements of all relevant EU directives regarding controls on product design and product safety.

CHF	The legal currency of Switzerland.

DBM	Demineralized bone matrix, which is derived from donor bone and is used in connection with the Company’s allograft products.

endogenous	Originating or growing within an organism or tissue.

EU	European Union.

EUR	Euro or €, the legal currency of the European Union, of which The Netherlands is a member but Switzerland is not.

Euronext	Euronext Amsterdam N.V. or the Official Market Segment of the Stock Market (Officiële Markt) of Euronext Amsterdam N.V., located in Amsterdam, The Netherlands, as the context requires.

FDA	The US Food and Drug Administration.

GenSci	GenSci OrthoBiologics, Inc., which was acquired by IsoTis S.A. on October 27, 2003 and was renamed IsoTis OrthoBiologics, Inc.

GenSci Regeneration	GenSci Regeneration Sciences Inc., the company that owned GenSci prior to October 27, 2003.

Modex	Modex Thérapeutiques S.A., the company that acquired the shares of IsoTis N.V. in the context of the merger of Modex with IsoTis N.V. in 2002.

musculoskeletal	Relating to muscles and to the skeleton.

Notified Body

A Notified Body is an organization that has been nominated by the government of an EU member state and notified by the European Commission, the primary role of which is to provide services for conformity assessment on the conditions set out in the EU’s New Approach Directives in support of CE marking.

osteoarthritis

Inflammation of the joints characterized by erosion of articular cartilage, the tissue that facilitates joints to move smoothly and without effort, causing pain and loss of function; affects weight-bearing joints mainly.

osteoconduction	The process through which implanted bone acts as a scaffold for new bone growth.

osteogenicity	The transmittal of live bone cells resulting in bone growth.

osteoinduction	The promotion of bone formation.

osteoporosis	Reduction in the quantity of bone, or atrophy of skeletal tissue, causing a porous condition of the bones.

SEC	US Securities and Exchange Commission.

SWX	The SWX Swiss Exchange.

TSX	The Toronto Stock Exchange.

United States, US and USA	The United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

US GAAP	United States Generally Accepted Accounting Principles.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business, financial condition and the industries in which we operate. Certain forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, anticipated results of operations and descriptions of new products we expect to introduce and anticipated customer demand and regulatory approvals for such products. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F.

PART I

ITEM 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.          Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.          Key Information

3. A.                 Selected Financial Data

The selected financial information set out below has been extracted from our consolidated financial statements. Our consolidated financial statements (“consolidated financial statements”) for the years ended December 31, 2004, 2003 and 2002 are included elsewhere in this Form 20-F. On December 3, 2002 IsoTis N.V. and Modex merged. On October 27, 2003, we acquired GenSci. The results of operations of Modex have been included only from December 3, 2002. The results of operations of Modex and GenSci have been included only from November 1, 2003. Note 3 of the consolidated financial statements contains unaudited pro-forma financial information assuming that the acquisitions of Modex and GenSci had taken place on January 1, 2002. All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and accompanying notes which are included elsewhere in this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and such notes. Effective January 1, 2003 we began to present our consolidated financial statements in US dollars. Prior to January 1, 2003 our reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates. The consolidated financial statements used to create the selected consolidated financial data set forth below for the years 2000 through 2004 were prepared in accordance with US GAAP.

	Year Ended December 31

	2004	2003	2002	2001	2000

	(in thousands, except per share data)
Operating Data:
Total Revenues	$25,440	$6,204	$3,444	$1,917	$1,689
Loss from operations	(33,295)	(31,720)	(16,488)	(13,091)	(8,661)
Loss from continuing operations	(37,232)	(36,518)	(14,717)	(10,518)	(7,730)
Net loss from discontinued operations	—	(698)	(861)	—	—
Extraordinary gain from negative goodwill	—	—	340	—	—
Net loss	$(37,232)	$(37,216)	$(15,238)	$(10,518)	$(7,730)
Net loss per share-continuing	$(0.54)	$(0.79)	$(0.51)	$(0.38)	$(0.73)
Net loss per share-discontinued	—	$(0.01)	$(0.03)	—	—
Net loss per share-extraordinary	—	—	$0.01	—	—
Net loss per share(1)	$(0.54)	$(0.80)	$(0.53)	$(0.38)	$(0.73)
Weighted average number of outstanding common shares	69,548	46,289	28,727	27,481	10,534

	At December 31

	2004	2003	2002	2001	2000

	(in thousands)
Balance Sheet Data:
Total assets	$85,645	$116,123	$97,211	$67,563	$81,228
Net assets	63,638	93,763	83,013	64,088	78,019
Common stock	49,955	49,390	28,075	744	740
Accumulated deficit	$(114,738)	$(77,506)	$(40,290)	$(25,052)	$(14,534)

Note:
(1)	The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

3. B.          Capitalization and Indebtedness

Not applicable.

3. C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3. D.          Risk Factors

You should carefully consider all of the information set forth in this Form 20-F and the following risk factors which we face and which are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward-Looking Statements” on page 4.

An adverse event or product recall could reduce our revenues and profitability and we may be exposed to product liability claims.

Our business has a potential risk of substantial liability for damages in the event of product failures or adverse side effects of our product candidates or products. The exposure to product liability claims is inherent in the testing, manufacturing, marketing, licensing and sale of healthcare products.

The use of our products could at any time result in an adverse event which could require a product recall, which would have a significant impact on our ability to sell our products, which would severely affect our revenues and our ability to remain a viable business.

The use of our product candidates in clinical trials will also expose us to potential product liability claims. If any of our product candidates or products fail or produce adverse side effects, substantial uninsured losses could result which could have a material adverse effect on our business, financial condition and results of operations. We currently have limited product liability insurance coverage. There can be no assurance that insurance will be maintained on acceptable terms by us, taking into consideration the level of premiums and the risk and magnitude of potential liability.

The insurance we carry may vary per country and per product and may not be adequate to protect against any or all potential claims or losses and a product liability claim and/or possible adverse publicity connected therewith may materially adversely affect our business, financial condition or results of operations.

If we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.

The production and marketing of our product candidates are subject to regulation by governmental authorities in Europe, the US and other countries. Prior to marketing, some of our products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process by the regulatory authorities of each European country, the future regulatory authority of the EU, which may be the European Medicines Agency (“EMEA”) for our DBM products and for our medical devices the Notified Body (an organization authorized to grant the CE mark), and the U.S. Food and Drug Administration (“FDA”). These steps can take a number of years and may require significant resources. Any failure or delay in obtaining regulatory approvals by us or our collaborators could adversely affect the marketing of some of the products developed by us and our ability to generate sales revenues.

We are in the process of submitting applications for FDA 510(k) regulatory approval of our DBM products. IsoTis has 510(k) regulatory approval for some of its synthetic products and one of its DBM products as described in “Item 4. Information on the Company – 4. B. Business Overview – Government Regulation.” Our applications may be rejected or significantly delayed. Most of IsoTis’ DBM products are currently marketed based on the FDA’s grant of discretionary enforcement, which the FDA may at any time decide to cancel. If we do not obtain regulatory approvals for our DBM products prior to an FDA decision to withdraw its discretionary enforcement approval, then we may be unable to sell our DBM products in the markets, depending on the regulatory rules and regulations, most notably in the US market where we currently earn more than 75 percent of our revenues. This could have a significant impact on our revenues and operations, and our financial condition.

Future government regulations may be established which could prevent or delay regulatory approval of our products, or may be established for previously unregulated markets. Moreover, once regulatory approval is obtained, such approval may be subject to limitations on the indicated uses for which it may be marketed. Approvals may be subject to conditions to provide additional evidence for efficacy and safety. Even if regulatory approval is obtained, a product, its manufacturer and its manufacturing facilities are subject to continuous review and periodic inspections by the relevant authorities. Consequently, any discovery of previously unknown problems with an approved product, manufacturer or facility may result in restrictions, including a withdrawal of the product from the market. Failure to comply with these regulatory requirements may, among other things, result in suspensions of regulatory approvals, product recalls, operating restrictions, fines, and criminal prosecution. Any difficulties arising in connection with regulatory approvals, or with regulation of previously unregulated markets, could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if we fail to comply with new regulations and standards on human tissue products.

New regulations and standards may be passed by regulatory authorities impacting the processing of human tissue products. Specifically, the requirements applicable to the processing of our DBM products could change when the harmonized EU directive/regulation is implemented for tissue engineered products and product regulation will be centralized rather than controlled by each country’s authorities. There may be new and more stringent obligations imposed by this new legislation that IsoTis does not currently comply with and this may prevent IsoTis from marketing or cause delay in IsoTis’ ability to market its tissue-based products in Europe. In countries where there is little or no current regulation of tissue based products, new regulations could be passed that impose additional safety precautions to donor tissue testing as compared to the current AATB standards. The projected implementation in April 2006 of the EU directive from DG Sanco (the EU’s Directorate General for Health and Consumer Affairs) on the quality and safety of human tissue products will impose further requirements on importing tissues to the EU. Tissue bank license accreditation in Europe is one condition which will have to be met. In Japan and Australia the implementation of new stringent requirements on donor testing exceeding those which are covered within the AATB standards could close or limit the market for IsoTis’ DBM products. There is no assurance that IsoTis will be able to obtain accreditation for tissue products for its international markets or maintain accreditation for its North American market.

We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute allografts.

We rely on a small number of tissue banks accredited by the AATB for the supply of tissue, a crucial component of our DBM products. We have no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill our requirements, or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that we will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could substantially limit our ability to generate revenue and have a material adverse effect on our business, financial condition and results of operations. There is no guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.

Our success depends on our ability to manufacture our products successfully.

Some manufacturing processes of our products are complex, requiring strict adherence to manufacturing protocols. Our ability to operate profitably depends on the manufacturing of our products in large quantities and at a competitive cost. Our current production facilities have sufficient capacity for the production of our existing products but for the medium and long-term they may not suffice. We have limited experience in large scale manufacturing of some of our products and will have to rely partly on customized and unproven technology. If we do not make the transition successfully from small-scale to full-scale production of our development products, we may not be able to satisfy the demands for our products and our business and financial results could be adversely affected.

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

The industry in which we operate is highly competitive, and we may be unable to compete effectively with other companies.

Demineralized bone matrix technology

We operate in a highly competitive industry and competitors include some major pharmaceutical and medical technology companies and many highly specialized medical technology companies as well as universities and other research institutions. Many of our competitors have established DBM bone graft products with established distribution channels. Many of our competitors have much greater financial, technical, research, marketing, distribution, service and other resources than we have. Moreover, our competitors may offer a broader array of tissue repair treatment products and technologies or may have greater name recognition than we do in the marketplace.

We also face competition from alternatives to allograft bone tissue, including autograft bone tissue and synthetic bone graft products. To the extent that surgeons elect to choose allograft bone tissue or synthetic bone graft products for surgical procedures, the demand for allograft bone tissue will be limited.

If a competitor is able to obtain intellectual property rights earlier than we do, successfully market a product earlier than we do or introduce a new product which is more effective or less expensive than a product of ours, then our product candidates or know-how may become less competitive or obsolete. Furthermore, our existing products may be cannibalized by our own products under development which are based on newer or different technologies. Moreover, competitors who can more quickly achieve patent protection, obtain FDA and other regulatory approvals and begin commercial sales of their products before we do may enjoy a significant competitive advantage. There can be no assurance that our products under development, or on the market, will be able to compete successfully with existing therapies or with products under development by competitors.

Synthetic bone graft substitute technology

The market for synthetic bone graft substitutes is likewise very competitive. However, it is a highly fragmented market, characterized by many small suppliers to local hospitals, rather than dominated by a relatively select number of specialized and well-capitalized companies. There can be no assurance that we can maximize our returns on synthetic bone graft substitutes by virtue of the fact that we are an internationally operating company. We may be unable to gain access to important accounts because of long-standing relationships that have developed locally.

We are dependent on our distribution partners for product commercialization and distribution.

To market our products we have established and intend to continue to establish strategic relationships with an independent distribution network of partners that have marketing and sales forces with technical expertise and distribution capabilities. Our revenues, if any, will partly depend upon the efforts of these third parties who may or may not be successful. We may not be able to establish or maintain strategic relationships, and if we do, our collaborators may not be successful in gaining market acceptance for our products. To the extent that we choose not to or we are not able to negotiate or maintain our distribution network, we may need more capital and resources to implement a commercialization and distribution strategy at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the commercialization of products in these markets may be harmed by the absence of distribution partners.

Inadequate levels of reimbursement from third party payers may reduce the demand for our products.

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

Reimbursement by third party payers also depends in part on a number of other factors, including the payer’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost effective depending on reimbursement legislation and conditions, which differ from country to country.

Seeking reimbursement is a time-consuming and costly process which requires us to provide scientific and clinical support for the use of each of our products in each country to every third party payer. There can be no assurance that timely and sufficient reimbursement will be available for any of our products in any country that any reimbursement granted will be maintained, or that limits on reimbursement from third party payers will not reduce the demand for, or negatively affect the price of our products. The unavailability or inadequacy of third party reimbursement for our products could have a material adverse effect on our ability to commercialize our products and our revenues.

If we are unable to enforce our patents, or if it is determined that we infringe patents held by others, our business could suffer.

Our ability to succeed depends on our ability to obtain patent protection for our products and processes, maintain our trade secrets, defend and enforce our rights against infringement and operate without infringing the proprietary rights of third parties. The validity and breadth of claims in biotechnology patent applications involve complex legal and factual questions. Therefore, they may be highly uncertain. No assurance can be given that any pending patents or any future patent applications of IsoTis will be granted. Furthermore, there can be no assurance that patents issued to us will not be challenged, invalidated, or circumvented or will provide a commercial advantage to us. Moreover, there can be no assurance that we will not infringe proprietary rights of third parties.

We also rely upon unpatented proprietary technology, processes, know-how and data, which are regarded as trade secrets and which are protected, in part, by confidentiality agreements with our corporate partners, employees, consultants and certain contractors. There can be no assurance that these agreements or trade secret protection efforts will provide meaningful protection or will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors.

Moreover, the scope of individual patents within our existing patent portfolio may be insufficient to protect us against development of alternatives by third parties that are not covered by our patents. This may render our patents obsolete.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or very similar technology and could reduce our ability to compete.

Since patent applications in many countries, in particular in the US, are kept secret until patents are issued, and publication of discoveries in scientific or patent literature lags behind the actual discoveries, we cannot be certain that we have been or will be the first to discover the subject matter covered by our patent applications or patents or that we were the first to file patent applications for such inventions. We may, therefore, have to participate in interference proceedings before the US Patent and Trademark Office (PTO) or before the respective authorities in other countries, or in litigation to determine priority of inventions. This could result in substantial costs to us and loss of (claimed) rights.

Litigation may be necessary to enforce patent and proprietary rights and/or to determine the scope and validity of others’ proprietary rights. This could also result in substantial costs to us. There can be no assurance that the outcome of any such litigation will be favorable to us, that we will then be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a marketable cost.

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

We are dependent on our collaborative partners for product development.

We have various arrangements with corporate and academic collaborators and others for the research, development, clinical testing and manufacturing of our product development candidates and products. There can be no assurance that we will be able to establish new collaborations on favorable terms, or that our current or future collaborative arrangements will be continued and be successful.

We may acquire licenses (or options to obtain licenses) to technologies and products developed by other companies or academic institutions. Pursuant to the terms of such agreements, we could be obligated to exercise diligence in bringing products to market and to make milestone payments that, in some instances, could be substantial. We may also be obligated to make royalty payments on the sales of products resulting from licensed technology. In some instances, we could be responsible for the costs of filing and prosecuting patent applications.

With regard to our existing collaborative arrangements, including our research collaboration with Twente University, there can be no assurance that they will not be terminated or expire during critical periods. We may also not be able to obtain licenses or other rights which may be required for the conduct of our business. If we are unable to maintain or acquire such rights or required licenses, we may have to seek or develop alternatives (which may or may not be available) or may have to use the proprietary technology of others through in-licensing thereof, potentially increasing costs and delaying product development.

Suppliers, who control the market approval authorization process for their products, might be incapable of maintaining approvals, expanding approvals or approvals could be withdrawn.

There can be no assurance that our collaborative partners, licensors, licensees, or our other partners will abide by the terms of the collaborative agreements.

Significant changes in the collaboration partners’ business strategy or ownership could adversely affect the partners’ fulfillment of obligations under a collaboration agreement. If a collaboration partner were to terminate or breach its agreement with us, or otherwise fail to fulfill its obligations in a timely manner, such conduct could have a material adverse effect on our business, financial condition and results of operations. In addition, no assurance can be given that collaboration partners will not pursue alternative technologies and develop alternative products, either on their own or in collaboration with others, including our competitors. There can also be no assurance that disputes with collaboration partners will not arise in the future with respect to the ownership of rights to any technologies or products created or any other alleged breach of any such agreement. To the extent that we are unable to conclude further licensing or collaboration agreements or that any of our existing licenses or collaboration agreements are terminated or not renewed and we are unable to replace them with new ones, we would be required to undertake product development, marketing and sales or exploitation at our own expense in order to maintain our position in that respect, which could significantly increase our capital needs.

The loss of key personnel could harm our business.

Our success depends, to a large extent, on the efforts and expertise of the management team and other key members of our management and staff. The current management team, while possessing expertise and experience in our industry, has been assembled for less than one year. If one or more of such key personnel would leave, we could incur significant delay of our product and business development or manufacturing processes. We have taken steps to ensure that key personnel receive suitable incentives by establishing, among other things, employee stock option plans. However, there is intense competition for skilled personnel in the fields in which we operate. Thus, continuing the retention of such personnel cannot be guaranteed.

The loss of top management or any of such key employees could have a material adverse effect on our business, financial condition, results of operations and prospects. Our ability to recruit and retain skilled personnel, especially in the areas of sales and marketing, manufacturing, research and development and regulatory affairs, will be critical to our success and there can be no assurance that we will be able to attract and retain the necessary key personnel in the future.

We may need to secure additional financing in the future, and this may dilute the interests of existing shareholders.

We estimate that our cash requirements for ongoing operations, sales and marketing, capital expenditures, and other commitments for 2005 will be less than our cash of $25.5 million and restricted cash on hand of $7.6 million, which total $33.1 million (our restricted cash relates to payment obligations to Osteotech, Inc. as described under “Item 4. Information on the Company - 4. A. History and Development of the

Company – The Osteotech Litigation” and payment obligations for contract research) as of December 31, 2004. However, if we are unable to efficiently coordinate our business activities, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our sales and revenue targets, our cash requirements and capital expenditures may exceed our estimate. Therefore, it is possible that we may need to raise additional funds from external sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond management’s control. There can be no assurance that, when required, sufficient funds will be available on satisfactory terms. If necessary funds are not available, we will have to reduce expenditures and investments which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event that additional funds would be raised by the issue of IsoTis S.A. shares or other companies were to be acquired by paying consideration (partially) in IsoTis S.A. shares, existing IsoTis S.A. shareholders may experience a dilution of their interests. If the General Meeting of Shareholders of IsoTis S.A. does not approve motions of the IsoTis S.A. Board regarding ordinary, authorized and conditional capital increases, thereby excluding the IsoTis S.A. shareholders’ pre-emptive rights, we may not be able to finance current operations, acquire new technologies or finance other approaches necessary to facilitate our growth. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

Potential fluctuations in our financial and business results make forecasting difficult.

We expect our revenue and operating results to vary significantly from quarter to quarter. Our product sales experience seasonality based on the timing and scheduling of surgical procedures. As a result, our operating results may fluctuate quarter-to-quarter given the early stage of development of many of our products. Quarter to quarter comparisons of our revenue and operating results may not be meaningful. At this stage of our development, we cannot predict our future revenues or results of operations accurately and we are expected to incur losses in operating our business during the short to mid term. As a result, we cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable on a quarterly or an annual basis.

As we do not have any long term purchase or supply agreements for our products, there is no assurance that we will be able to maintain or increase our revenues.

We derive revenues from the sale of our natural and synthetic bone graft substitutes. We do not have any long term purchase or supply agreements whereby any of our customers or distributors are obligated to purchase any of our products in the future. While we have recently experienced growth in the sales of our recently introduced Accell® line of natural bone graft products, there is no assurance that sales will continue to increase. Further, there is a risk that new products that we introduce will result in decreased sales of our existing products as customers adopt the new products in favour of existing products. Accordingly, there is no assurance that we will be able to maintain or increase sales of our products. Our inability to maintain or increase our revenues will result in our continuing to incur losses and will adversely impact on our liquidity and financial condition as we will have to fund our operations using our cash reserves or seek additional financing.

We have a history of losses, and these losses could adversely affect our business in the future.

IsoTis has incurred significant losses since inception due to large expenditures on research and development of its products compared with modest sales revenue due to the early stage of most of its products. These factors have resulted in a total accumulated deficit of $114.7 million at December 31, 2004. The Company expects to continue to incur losses for the foreseeable future.

Our business is dependent upon successfully managing our strategy of growth.

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

Our industry is subject to many environmental, health and safety regulations, and any increase in regulations of our current or future activities could significantly increase the cost of doing business, thereby reducing our profitability.

We are subject to a variety of health, safety, chemical, biosafety and environmental laws and regulations in the jurisdictions in which we operate. We, like many of our competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs in the common course of our business in complying with such laws and regulations. There is a risk of environmental liability inherent in our business and there can be no assurance that material environmental, health or safety costs will not arise in the future.

Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a portion of our sales to customers are transacted in other currencies.

As a global operating company, we are subject to currency and translation risk. A portion of our revenue, operating expenses, assets and liabilities are denominated in currencies other than US dollars. All transactions in other currencies are translated into US dollars at the rate prevailing at the time of the transaction or at the end of the financial reporting period. Our financial statements will be reported in US dollars and are subject to fluctuations in exchange rates between the US dollar and other currencies, including the Euro and the Swiss Franc. Currently, IsoTis does not have any outstanding (financial) instruments to hedge currency risks nor were any outstanding as of December 31, 2004. This could lead to losses and could have a material adverse effect on our financial condition and results.

We may not pay dividends in the foreseeable future.

We have never paid dividends since our incorporation. The payment of dividends in the future will depend, among other things, upon our earnings, capital requirements, and operating and financial condition. There can be no assurance that we will generate sufficient earnings to allow payment, and if it does, we may elect to reinvest instead of paying dividends.

ITEM 4.          Information on the Company

4. A.                 History and Development of the Company

IsoTis S.A. is a public company incorporated under the laws of Switzerland with an indefinite duration. Our registered head office and our international sales and marketing headquarters are all located at Rue de Sébeillon 1, 1004 in Lausanne, Switzerland (tel: +41-21-620-6000). Our corporate office and senior management are located at our facility located at 2 Goodyear, Suite B, Irvine, California 92618, (tel: +1-949-595-8710). Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing, and finance and administration activities are performed at this location. The Company maintains a manufacturing and development team in Bilthoven, The Netherlands.

IsoTis S.A. shares are listed on the Main Board of The SWX Swiss Exchange, the Official Market segment of Euronext Amsterdam N.V. and The Toronto Stock Exchange.

Our business is derived from the businesses that were previously conducted by IsoTis N.V. and GenSci OrthoBiologics, Inc. (now IsoTis OrthoBiologics, Inc.), which were acquired by us through separate merger and acquisition transactions. These transactions were followed by a year of consolidation in which the Company divested itself of its activities outside the field of orthobiologics and concentrated the majority of its operational activities in the US.

The following diagram shows our significant subsidiaries and their respective jurisdictions of incorporation. All of our subsidiaries are wholly-owned.

Notes:
(1)	IsoTis OrthoBiologics, Inc. is our active US subsidiary which operates out of Irvine, California and is incorporated under the laws of the State of Washington.

(2)	IsoTis N.V. is our active European subsidiary, incorporated in The Netherlands.

(3)

IsoTis N.V. has a wholly-owned subsidiary, IsoTis TE Facility B.V., which owns a building in Heerlen, The Netherlands. As part of the reorganization process following the Modex/IsoTis N.V. merger in 2002, we decided that the construction of the facility would not be completed. In early 2005 we decided to offer the property for sale.

In addition to the significant subsidiaries shown above, we have a subsidiary in Germany (Modex Therapeutics GmbH) and a subsidiary in Switzerland (EpiSource S.A.) which are inactive as of December 31, 2004. Both of these subsidiaries are wholly-owned by IsoTis S.A.

The significant events occurring during the development of our business are described below.

Background of Members of the Group

IsoTis S.A. (formerly known as Modex Thérapeutiques S.A.) was established June 27, 1996 as a stock corporation under Swiss law. On June 23, 2000, the Company completed its initial public offering on the SWX New Market raising net proceeds of about CHF 75 million (EUR 49 million).

IsoTis N.V. (now a subsidiary of IsoTis S.A.) was incorporated in 1990, initially as a Dutch limited liability company and began active operations in 1996 as Matrix Medical Holding B.V. which was later renamed IsoTis N.V. IsoTis N.V. was a biomedical company with a focus on orthopedics. On October 6, 2000, IsoTis N.V. completed its initial public offering on the Official Market segment of Euronext, raising net proceeds of EUR 73 million.

2002: The Business Combination of Modex Thérapeutiques S.A. and IsoTis N.V.

In September 2002, the merger of IsoTis N.V. and Modex Thérapeutiques S.A. (“Modex”) was announced, which was structured as an all share public offer by Modex for all IsoTis N.V. shares. In connection with the acquisition, shareholders of IsoTis N.V. received 1.4 shares of Modex for each share of IsoTis N.V. tendered. As a result of these share issuances, the pre-acquisition shareholders of IsoTis N.V. obtained approximately 66% of Modex’s then outstanding common shares. The aggregate purchase price of the merger transaction was $24,477,565. In December 2002, the name of Modex was changed to IsoTis S.A.

Following the transaction, IsoTis S.A. focused on the field of orthobiologics, and in particular, the development of synthetic bone graft substitutes, and ceased its tissue engineered skin program and construction of its tissue engineering facility in Heerlen, The Netherlands.

2003: The Acquisition of GenSci OrthoBiologics, Inc.

On October 27, 2003, we acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. (“GenSci Regeneration”), in exchange for 27,521,930 common shares of IsoTis S.A. that were issued to GenSci Regeneration and the pre-acquisition GenSci Regeneration shareholders. As a result of this acquisition, GenSci Regeneration and the pre-transaction GenSci Regeneration shareholders acquired approximately 40% of IsoTis S.A.’s then outstanding common shares and GenSci was renamed IsoTis OrthoBiologics, Inc. The aggregate purchase price for the acquisition was $37,243,657.

GenSci’s products consisted of a number of DBM or “natural” allograft implants. The acquisition allowed us to establish a broad presence in both “natural” DBM products (developed by GenSci) and “synthetic” bone graft substitutes (developed by IsoTis S.A.).

2004: Operational Consolidation

The Company had maintained production and research and development activities at its facilities at Irvine, California, Bilthoven, The Netherlands and Lausanne, Switzerland.  During 2004, we implemented several operational changes:

•	concentrated all our executive management, production and near-term product development at our facility in Irvine, California;

•

strengthened our mid to long term research activities at the IsoTis/Twente Research Institute, formed in 2003 as a joint venture with the Bio-Materials Department of Twente University (see “Item 4.B. Business Overview - Research and Development”);

•	phased-out most of our Bilthoven operations;

•	relocated our Swiss registered office and our international sales and marketing headquarters to a more economical office space in Lausanne, Switzerland; and

•	divested our last remaining non-orthobiologics activities.

The Establishment of EpiSource S.A. and the Sale of our Wound Management Portfolio

In December 2003 we established EpiSource S.A. (“EpiSource”) to concentrate our wound management product portfolio in a separate wholly-owned subsidiary of the Company, facilitating a subsequent divestment. The assets of EpiSource were subsequently acquired by DFB Pharmaceuticals, Inc. on December 15, 2004 and steps are being taken to liquidate the entity. We sold the assets of EpiSource so that we could focus our efforts entirely on the orthobiologics market. EpiSource is now a dormant company that we will most likely dissolve in the course of 2005.

The Establishment and Sale of Chienna B.V.

In July 2002, the Company established a separate company, Chienna B.V., to concentrate our drug delivery technologies in a separate subsidiary, facilitating a subsequent divestment.

On May 14, 2003, the Company sold its entire 89.8% ownership interest in its drug delivery subsidiary Chienna B.V. to Octoshare B.V. for an aggregate consideration of $3,182,676 (€2,817,623), while retaining the rights of the drug delivery technology in orthopedic applications.

The Osteotech Litigation

Prior to our acquisition of GenSci, GenSci Regeneration and GenSci (the “GenSci Group”) were involved in a patent infringement case with Osteotech, Inc. (“Osteotech”). On December 17, 2001, the jury found that the GenSci Group was liable for patent infringement for damages of $17,533,634.

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court, Central District of California, in order to preserve their assets from the claims of unpaid creditors including Osteotech and to give them time to reorganize their business and raise the necessary financing.

On October 27, 2003, the GenSci Group reached a settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. The Company has assumed this liability as part of the acquisition of GenSci and as of May 4, 2005, $3.8 million remains to be paid.

Our wholly-owned subsidiary IsoTis OrthoBiologics, Inc. (formerly “GenSci OrthoBiologics, Inc.”) no longer manufactures any of the products related to the patent infringement case.

Capital Expenditures

A description of the Company’s principal capital expenditures since the beginning of the Company’s last three financial years and information concerning our principal capital expenditures currently in progress are included under “Item 5. Operating and Financial Review and Prospects - 5.B. Liquidity and Capital Resources”.

Intercorporate Relationships

Please refer to the organizational chart under “Item 4.A. History and Development of the Company”.

Geographic Information

The Company currently has geographical locations in The Netherlands, Switzerland and the United States. Long-lived assets by geographic location is as follows:

	Year ended December 31,

	2004	2003

The Netherlands	$2,480,606	$4,464,132
Switzerland	163,980	1,242,632
United States	16,862,186	22,541,572

	$19,506,772	$28,248,336

See “Item 4.B. Business Overview - Principal Markets” for product sales by geographic location.

4. B.          Business Overview

General

IsoTis S.A. is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets, and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements, and in dental applications.

Orthobiologics Market

Overview

The field of orthobiologics combines recent advances in biotechnology with material sciences and tissue biology to promote the body’s natural capacity to regenerate and repair musculoskeletal tissue. The rapid growth of the orthobiologics market segment is broadening the clinical scope of orthopedics from traditional metal implants, plates, and screws to biologically based products for hard and soft tissue regeneration. This new generation of products will continue to expand treatment options, improve patient quality of life, and reduce healthcare costs.

Autografts

Bone grafts, where supplemental bone materials are used to replace existing natural bone that has been damaged by trauma or disease, have been used in orthopedic surgical procedures for many years. The most common method of assisting the body’s regenerative ability has been, and still is, the use of autograft, in which bone is harvested from the same patient, usually from the iliac crest (hip area), and implanted at or near the repair site. The implanted bone acts as a scaffold for new bone growth (osteoconduction), allowing for the in-growth of cells essential for new bone formation. In addition, such bone contains the natural proteins that initiate bone formation (osteoinduction). Autograft has two important advantages. It is both osteoinductive and osteoconductive, and there is no risk of disease transmission. However, autograft harbors some disadvantages as well. There is the potential of infection at the bone harvest site; the harvesting procedure being a second procedure that adds to the overall time and cost; it carries the risk of injuring surrounding structures; and there is a limited supply of autograft bone, as only a limited amount of bone is available for harvest without causing adverse medical consequences.

Allograft, DBM, Synthetics, rhBMPs

To minimize or eliminate the need to take autograft, orthopedic surgeons use allograft, demineralized bone matrix (DBM) derived grafts, synthetic bone grafts, or recombinant bone morphogenetic proteins (rhBMPs) to replace and repair existing natural bone that has been damaged by trauma or disease. The use of DBM products (derived from donor bone from accredited tissue banks) has been shown to be a safe, effective and cost efficient alternative to autografts where a patient’s own bone is harvested. The Company’s “natural” DBM products help to enhance strong and healthy bone regeneration. The more efficiently a patient’s body is capable of regenerating strong and healthy bone, the less dependence that must be placed on internal mechanical devices in connection with bone replacement treatments.

Principal Applications for Products

In line with trends in all of the major orthopedic market segments, demographics will be the biggest driver increasing the use of bone graft substitutes. In addition, minimally invasive procedures will encourage a greater percentage of the population to seek treatment. Finally, the Company believes that the acceptance of orthobiologic solutions by the orthopedic profession will continue to increase, and ensure a strong growth rate of the orthobiology sector going forward. Ranked according to market size, the areas where the Company’s products (consisting of both natural and synthetic bone graft substitutes) are mainly used are:

          Spinal Fusion

Degenerative spinal disc disease, characterized by a progressive compression of the intervertebral discs, afflicts nearly half the US population between 40 and 60 years of age and approximately 90 percent of Americans older than 60. Many of these people will require the fixation of the two surrounding discs to alleviate pressure, pain, and to avoid potential nerve damage.

          Trauma

Over 500,000 orthopedic fractures occurring annually in the US eventually progress to delayed union or nonunion fractures. Among fractures not resulting from osteoporosis, sports injuries, automobile and heavy machinery accidents are the main causes.

          Joint Revision

Hip, knee, shoulder, and small joint replacements are common orthopedic procedures designed to replace joints, most often necessary due to advanced osteoarthritis.

          Bone Void Filling, Iliac Crest Backfills

When a tumor is removed, or another type of bone void exists, bone graft or a bone substitute will generally be used to replace lost volume and provide an osteoconductive material to promote bone growth.

          Oral and Periodontal Repair

Oral and periodontal repairs usually require the use of a bone graft, filler, or substitute, and may be performed by oral surgeons, periodontists, and general dentists.

Products and Technologies

IsoTis’ innovative product offering consists of natural and synthetic bone graft substitutes.

Human bone consists of a structural, mineral (i.e. calcium phosphate) part (approximately 70 percent) and of a non-structural, liquid part, mainly consisting of collagen, proteins and water. Each of these components plays a vital role in the constant remodeling of bone that takes place over a lifetime. IsoTis aims to emulate the properties of these constituent parts in the products it develops, manufactures and sells.

The Company’s natural bone graft substitutes are based on allograft bone (i.e. derived from human donor bone). Donor bone from accredited tissue banks is processed at the Company’s facility in Irvine to yield demineralized bone matrix (DBM). After demineralization, the remaining bone matrix contains primarily collagen and noncollagenous proteins including growth factors. These growth factors include a number of bone morphogenetic proteins (BMPs) that are osteoinductive - they induce stem cells to differentiate into bone forming cells resulting in bone formation and repair. Natural human bone morphogenetic proteins (nhBMP™) are osteoinductive proteins derived from human demineralized bone matrix. IsoTis combines DBM containing these nhBMP™ with its proprietary carrier materials, to improve the handling characteristics and make them suitable for orthopedic surgery.

Accell® natural bone graft technology

IsoTis’ innovative Accell® technology takes the demineralization process one step further by softening the DBM into a carrier, thereby exposing more of the nhBMPTM and thus enhances the osteoinductive signal of the product. Analysis by an independent laboratory indicated that the Accell® carrier yields significantly higher levels of BMP-2, BMP-4, BMP-7 and TGF-ß1 than DBM particles which typically are the only osteoinductive component of other DBM products on the market. The Company believes that the Accell® technology represents a significant advancement in natural bone graft technologies because there is widespread consensus in the orthopedic community that the higher the proportion of natural growth factors a DBM-based product has, the stronger the osteoinductive signal. This principle is called proportional osteoinductivity.

Accell® based products

          Accell Total Bone Matrix™ - Accell® technology + DBM particles in a pre-formed matrix

Accell Total Bone Matrix™ (TBM) is the first and only pre-formed bone graft solution comprised of 100% DBM. Combined with bone marrow aspirate, Accell Total Bone Matrix™ creates the ideal composite graft with all three essential bone forming elements - osteogenicity, osteoinductivity and osteoconductivity, for promoting bone growth. Accell Total Bone Matrix™ was launched in October 2004.

          Accell Connexus™ - Accell® technology + DBM particles + RPM for optimal handling

Accell Connexus™ takes advantage of the proprietary Accell® DBM processing technique to deliver a demineralized bone matrix (DBM) graft with optimal osteoinductivity. Utilizing a reverse phase medium (RPM), Accell ConnexusTM also provides excellent handling and graft containment characteristics. Accell Connexus™ was launched in February 2004.

          Accell® DBM100® - Accell® technology + DBM particles in a putty

Accell® DBM100® ensures a virtually undiluted potential for stimulating new bone growth by taking advantage of the proprietary Accell® DBM processing technique to deliver a demineralized bone matrix (DBM) graft with optimal osteoinductivity in a putty form. Accell® DBM100® was launched in May 2002.

1st Generation DBM Products

Next to the advanced and unique Accell® based products, IsoTis manufactures and commercializes first generation products which are made unique because of the proprietary carrier material designed for optimal handling characteristics. These gels, pastes and putties are made from a compound proprietary to IsoTis (a polymer from the poloxamer family) that displays ideal handling characteristics. This carrier ensures that at (operating) room temperature the DBM-derived product is malleable, but thickens at body temperature. Because this is the reverse process of what is observed in nature (where higher temperatures are dilutive as for instance with ice, water, and vapor), the carrier is called a reverse phase medium. Since orthopedic surgery is most often open surgery with the need for regular suction of the surgical site and lavage, the reverse phase medium keeps the product contained at the surgical site. The reverse phase medium also provides an excellent platform for composite bone grafting by holding additional osteoconductive cancellous chips or synthetic products at the graft site. The first generation DBM products contain up to 40 percent DBM by weight.

          DynaGraft™ II

DynaGraft™ II is a bone graft implant composed of DBM in reverse phase medium. The reverse phase medium provides good handling characteristics and graft containment. DynaGraft™ II is available both as putty and as gel and can be packed and molded into bone defects. The product is insoluble in water and resists irrigation, providing containment at the operative site. DynaGraft™ II has been marketed since September 2002 and was launched as the improved version of the original Dynagraft® which was marketed between 1997 and 2002. DynaGraft™ II has a 510(k) clearance from the FDA.

          OrthoBlast® II

OrthoBlast® II is composed of DBM in reverse phase medium. In addition, OrthoBlast® II contains cancellous bone chips. The product is available both as a putty and a paste and is used for those applications where more conductivity is required. Like DynaGraft™ II, OrthoBlast® II is insoluble in water, resists irrigation and can be packed and molded into a variety of sizes. OrthoBlast® II features improved handling characteristics and was launched during the fourth quarter of 2002 as the improved version of the original OrthoBlast® product line, which was marketed between 1999 and 2002.

Unlike its competitors, IsoTis has both first generation and our exclusive Accell® nhBMP™ products in its portfolio, and it can therefore offer orthopedic surgeons with a range of options depending on the needs of the patient.

Synthetic bone graft products and technology: calcium phosphates

Whereas for its DBM-derived technology IsoTis removes the mineral or calcium phosphate component of donor bone to yield the natural growth factors, the Company also markets synthetic calcium phosphate bone graft substitutes.

          OsSatura™ TCP

OsSatura™ TCP is a synthetic bone substitute comprised of 100% ß-tricalcium phosphate (ß-T CP). This product absorbs faster than the OsSatura™ BCP product.

Both OsSatura™ BCP and OsSatura™ TCP come in a variety of granule sizes and volumes offering clinicians a choice of slow or fast resorbing synthetics, depending on the application.

          OsSatura™ BCP

OsSatura™ BCP is composed of approximately 80% hydroxyapatite (HA) and 20% ß-tricalcium phosphate (ß-T CP), similar to human bone in both structure and chemical composition. It is a porous biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75% (i.e. 75% of the material’s apparent volume consists of air). The macropores are responsible for the osteoconduction, while the proprietary microporous structure is believed to provide an ideal environment for bone growth because of its high affinity for endogenous bone growth factors.

Both OsSatura™ products are CE marked and have 510(k) clearance from the FDA in bone void filler orthopedic indications. OsSatura™ BCP also has 510(k) clearance for dental applications.

Synthetic polymer products and technology: SynPlug™, made from PolyActive™

PolyActiveTM is a co-polymer system with controllable mechanical and physicochemical properties. This technology comprises a system of two segmented co-polymers. By changing the proportions of these two building blocks, the unique properties of this polymeric system, like swelling in water, elasticity and strength, can be precisely tailored to a wide range of applications. PolyActiveTM can be used at different sites in the human body, and in different ways. For example it can be used independently to produce small medical devices like cement restrictors used in cemented hip implants to contain the cement in the bone shaft. PolyActiveTM is furthermore suitable as a synthetic bone graft substitute for bone-replacement applications and as a scaffold for tissue engineered products.

          SynPlug™

IsoTis’ SynPlug™ cement restrictor is used in cemented hip implants. SynPlug™ is presently being sold in Europe through a number of orthopedic companies, as well as through a range of national distributors. SynPlug™ is made from IsoTis’ proprietary synthetic biomaterial, PolyActive™ in a biodegradable formulation. SynPlug™ is CE marked and has FDA 510(k) clearance. Under contract with some of the Company’s partners, IsoTis manufactures several PolyActive™ cement restrictors under a private label. SynPlug™ has 510(k) clearance.

Principal Markets

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, The Netherlands, and the United States. Product sales for each geographic market for each of the last three financial years are as follows:

	Product Sales by Selling Location for the Year Ended December 31

	2004	2003	2002

Switzerland	$134,672	$140,917	$48,948
The Netherlands	4,687,800	2,132,702	1,410,310
United States	20,446,157	3,579,013	—

Consolidated	$25,268,629	$5,852,632	$1,459,258

Government Regulation

Our products are marketed on a global basis. The approval and selling of our products are subject to various regulatory and governmental oversight bodies. Depending on the regulatory category of each product (e.g. human tissue, biological, medical device), separate regulations apply. Furthermore, the regulatory process varies from country to country.

Demineralized bone matrix products in the US

In the United States, DBM products fall under discretionary enforcement of the US Food and Drug Administration (FDA) and, as “human tissue intended for transplantation”, may be sold without 510(k) clearance, provided it is manufactured in compliance with FDA regulations. However, the FDA has communicated to the industry and the public at large that at some point in the future, discretionary enforcement for DBM-based products will end. From that moment onwards, the FDA will require companies to file for 510(k) clearance of DBM-based products as medical devices. On April 4, 2005, the Company received 510(k) clearance for DynaGraft™ II. In anticipation of the new regulatory status of DBM-based products, IsoTis is in the process of filing for FDA 510(k) clearance of these or other DBM-based products, where required.

New regulations with respect to human tissue-based products are aimed at reducing the risk of disease transmission, and they govern such matters as donor screening and testing procedures, tissue recovery, processing, storage and distribution, documentation, and record keeping. In the US, the primary jurisdiction rests with the FDA’s Center for Biologics Evaluation and Research (CBER) or with the FDA’s Center for Devices and Radiological Health (CDRH), depending on the function and primary mode of action of the product.

We believe that we are in substantial compliance with these governmental regulations, although there can be no assurance that we will comply with new regulations on a timely basis.

The US federal health care laws apply to certain aspects of our business if a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded health care programs. Of principal importance to us, federal law prohibits unlawful inducements for the referral of business reimbursable under federally-funded health care programs (the “Anti-Kickback Law”), such as remuneration provided to physicians to induce them to use certain tissue products or medical devices reimbursable by Medicare or Medicaid. The Anti-Kickback Law is subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, IsoTis, its officers and employees, could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

Demineralized bone matrix product in Europe and Rest of the World

In Europe DBM-based products are regulated by the regulatory authorities of each member state of the European Union (EU) or the European Free Trade Association (EFTA), or the projected EU counterpart of the US FDA, the EMEA. In the rest of the world DBM-based products are regulated by equivalent national regulatory authorities. By absence of a harmonized regulatory framework for human tissue products, including DBM-based products, in the EU and other parts of the international market place, the approval process may be extensive, lengthy, expensive, and unpredictable. Outside of the US IsoTis is selling its DBM-based products and believes that it is in compliance with applicable regulations.

Medical Devices in the US

Synthetic bone graft substitutes are considered medical devices. In the United States, the Federal Food, Drug and Cosmetic Act (FFDCA) provides two basic review procedures for approval/clearance of medical devices. Certain products qualify for a submission authorized by Section 510(k) of the FFDCA, wherein the manufacturer provides the FDA with a pre-market notification of the manufacturer’s intention to market the product; this notification must be “cleared” by the agency prior to commencement of marketing by the manufacturer. If a device, because of its nature or complexity, does not qualify for the 510(k) procedure, the manufacturer must file a Pre-market Approval Application (PMA). The PMA application process generally involves a much more complex and time-consuming submission than a 510(k) notification. OsSatura™, the Company’s synthetic bone void filler has 510(k) clearance for orthopedic and dental applications. SynPlug™, which is made from IsoTis’ proprietary synthetic biomedical PolyActive™, also has 510(k) clearance.

In the United States, if a medical device does not qualify for the 510(k) process, the PMA application must demonstrate product safety and effectiveness. A PMA application usually includes the results of pre-clinical and clinical studies. These preclinical studies are generally followed by filing and approval of an application to conduct controlled human clinical studies (if required). Results of the controlled clinical studies, together with information related to the product and the manufacturing process, are detailed in the filing of a formal submission and require approval prior to marketing.

Medical devices in Europe and the Rest of the World

In Europe medical devices have to be “CE marked”, and the technical assessment is conducted by the selected Notified Body to determine whether the manufacturer conforms to the essential requirements of the relevant directive of the European Union. Depending on the local regulatory requirements, some of our products must undergo rigorous preclinical and clinical testing. Our OsSatura™ products and our SynPlug™ products are CE marked.

Research and Development

Our short to mid term development efforts are geared towards generating sufficient data from animal studies to support regulatory filings, and towards designing and performing clinical studies in limited patient populations to support the marketing and selling of our products.

Our long term research and development focuses on new synthetic biomaterials for bone graft substitution and for cartilage repair, as well as the further investigation of peptides and other biological agents to improve bone regeneration. The Company has a close collaboration with the Institute for Biomedical Technology (BMTI) of the University of Twente in The Netherlands. BMTI houses one of the most prominent research groups worldwide in the field of orthobiology, tissue engineering, and advanced biomaterials. The collaboration focuses on a limited number of specifically defined projects which are performed in collaboration with our research scientists. The Company has the exclusive right to further inventions by the original scientific founders of the Company and a group of researchers including 15 scientists formerly employed by the Company who were transferred to Twente University during 2003. As of December 31, 2004, the Company has the following non-cancellable commitments related to this collaboration: $1,428,928 in 2005; $1,436,576 in 2006 and $65,329 in 2007. The collaboration began in 2003 and continues until 2007.

Manufacturing and Supply

IsoTis operates manufacturing facilities in Irvine, California, and Bilthoven, The Netherlands. The Irvine facility produces the DBM-derived products, whereas the small scale Bilthoven facility produces the Company’s synthetic biomaterials.

At both sites IsoTis has put into place state-of-the-art quality assurance and quality control programs. The Company manufactures according to the recommended standards of Quality System Regulation (QSR) and ISO 13485. IsoTis’ Irvine facility is also accredited by the American Association of Tissue Banks (AATB).

IsoTis has agreements in place with not-for-profit AATB accredited tissue banks for supply of its ground cortical bone and cancellous chips. These materials are used in all of IsoTis’ putties, pastes and gels, including IsoTis’ innovative Accell® technology. IsoTis’ unique reverse phase medium (RPM) used in DynaGraft™ II, OrthoBlast® II and Accell Connexus™ is sourced from one or more custom polymer manufacturing companies.

IsoTis has several agreements in place for the supply of the raw materials for its synthetic biomaterials.

Prices of the raw materials IsoTis relies on are relatively stable, and the Company has several long-term supply contracts to ensure minimal volatility.

IsoTis performs critical manufacturing operations under environmentally controlled conditions. All processes that involve product exposure to the environment are carefully controlled to avoid potential product contamination. Any tissue processed in its manufacturing processes has undergone stringent donor screening and testing prior to release and shipment by the tissue bank to IsoTis. Every reasonable effort is taken to assure employee and user safety for IsoTis products. Although several strong acids and buffers are used in the manufacturing processes, special procedures are utilized to neutralize these agents prior to appropriate disposal. IsoTis operations are routinely inspected in Irvine by state and local environmental organizations to assure compliance.

Product Liability and Insurance

The testing and use of allograft bone tissue and the implantation of such bone tissue or other products developed by us entail inherent risks of medical complications for patients, and therefore may result in product liability claims against us.

We presently maintain product liability insurance in the amount of $10,000,000 per occurrence and $10,000,000 per year in the aggregate. We cannot assure you that we will be able to maintain such insurance in the future or that such insurance will be sufficient to cover the amount of claims asserted against us on all types of liabilities.

Competition

Orthobiologics has a dual origin: the materials-based orthopedics industry and the drug-based pharmaceutical and biotechnology industries. Orthobiologics is a field that develops platform technologies and products that combine materials science and biology to enhance bone regeneration and repair.

The orthobiologics sector is attractive for many reasons including the likelihood of demographically driven growth, short product development timelines, less capital intensive R&D, and the possibility of substantial returns.

Market participants are varied, and generally have backgrounds in either drug development (pharmaceutical and biotechnology) or medical technology. Most orthobiologics companies are small to midsize companies, but some medical technology and orthopedic companies have made inroads in orthobiologics, for instance Medtronic and Stryker Corporation (“Stryker”) with their recombinant BMP products. Several companies and academic research groups are developing protein and peptide based products as well as advanced biomaterials for orthopedic applications. There are also large pharmaceutical companies, orthopedic companies, and entrepreneurial life science companies that have a dedicated orthobiologics R&D effort.

IsoTis’ competitive position is currently determined primarily by its Accell® technology products. This DBM-derived technology is the basis for a product range that we believe delivers more natural human BMPs than any other DBM derived product. As a result IsoTis can offer orthopedic surgeons an attractive cost alternative where price is an issue and where the very strong growth signal of recombinant BMPs is not required. IsoTis believes that in many indications its Accell® technology can be used as an alternative to recombinant BMPs, which are currently marketed and sold solely by Medtronic and Stryker.

IsoTis believes it is a technology leader in the first generation DBM space, providing products with both a higher DBM content and a state-of-the-art carrier system, its reverse phase medium. IsoTis believes it is competitive with producers of other DBM derived products and technologies. The Company’s competitors in the DBM market include Synthes, Regeneration Technologies, Osteotech, Exactech, Wright Medical, and the Musculoskeletal Transplant Foundation.

The market for synthetic bone graft substitutes is a highly fragmented market, characterized by many small suppliers to local hospitals, and is not dominated by a select number of specialized and well-capitalized companies. IsoTis’ revenues from synthetic products comprised only approximately 5% of total revenues in 2004. Some of the publicly reporting companies with a dedicated effort in synthetic bone graft substitutes are Biomet and Orthovita.

Sales and Marketing

IsoTis uses two distribution models. In the US it markets and sells its products through a network of independent agents. In the international markets it markets and sells its products through stocking distributors.

To manage and train the US independent distributor network, IsoTis employs five regional sales managers, and five orthobiology specialists. The Irvine based marketing, customer services, and distributor training teams support the activities of the field team. IsoTis attaches great value to training, and has invested in a professional training infrastructure in 2004. For the first time in its history, the Company organized a well-attended National Sales Meeting for its distributors and sales representatives. IsoTis also maintains a presence at industry trade shows such as the AAOS, the annual meeting of the

American Association of Orthopedic Surgeons, NASS, the annual meeting of the North American Spine Society, and publishes advertisements in trade journals to directly reach its target audience of orthopedic surgeons.

Our international sales and marketing activities are coordinated out of our office in Lausanne, Switzerland. The international distributor network consists of stocking distributors. It is serviced and supported by our Director of International Sales, the International Marketing Manager and international customer service. The international team also maintains a presence at the most important trade shows, such as SOFCOT, the annual meeting of the French orthopedic and traumatology association, and EFORT, the European Federation of National Associations of Orthopedics and Traumatology. IsoTis currently has distribution agreements with more than 30 distributors internationally.

Furthermore, IsoTis has several commercial agreements with orthopedic companies to manufacture private label DBM products, as well as private label PolyActive™ cement restrictors.

We have entered into a non-exclusive distribution agreement for our first generation DynaGraft™ II product with Aesculap Inc. We have also entered into a non-exclusive distribution agreement with Allosource, Inc. for the supply of certain allograft materials.

Seasonal Nature of Business

Selling products in the orthopedic market place is subject to some seasonal influences. In general, there is sales growth from the first to the second quarter. From the second to the third quarter sales tend to be flat, impacted negatively because of the summer holiday season in July and August, but kept at a reasonable level because of brisker September sales. The fourth quarter is in general strong again, displaying growth compared to the previous two quarters, albeit December is negatively influenced by the holiday season.

The sales pattern of IsoTis reflects some of these seasonal influences, but not all, since many of its products are relatively new and at an early stage of their lifecycle. Therefore these products are subject to other market dynamics that, for better or for worse, may enhance the seasonal effects described above.

Intellectual Property

We seek patent protection of our key technology, products and product improvements both in the United States and in selected foreign countries. When determined appropriate, we have enforced and plan to continue to enforce and defend our patent rights. We do rely on our patent estate to provide us with competitive advantages as it relates to our existing product lines. For example, we hold patents relating to our Accell Connexus™, DynaGraft™ II and OrthoBlast® II products and have patents pending on our entire Accell® line of products. We can not assure you that any pending patent applications will result in issued patents or that any currently issued patents, or patents which may be issued, will provide us with sufficient protection in the case of an infringement of our technology or that others will not independently develop technology comparable or superior to ours. We also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

ACCELL®, ACCELL CONNEXUS™, ACCELL TOTAL BONE MATRIX™, DBM100®, OSSATURA®, DYNAGRAFT™ II, ORTHOBLAST® II are some of the trademarks of IsoTis and its subsidiaries. All other brand names, trademarks and service marks appearing in this report are the property of their respective holders.

4. C.          Organizational Structure

Information concerning the Company’s organization structure appears in “Item 4.A. History and Development of the Company - Intercorporate Relationships”.

4. D.          Property, Plants and Equipment

We lease facilities, with leases ranging from one to five years. Our current facilities include:

United States Facility (Irvine, California)

IsoTis OrthoBiologics, Inc. leases a production, laboratory and administrative office facility, comprising of approximately 26,000 square feet (approximately 2,400 square meters), for the production and distribution of IsoTis OrthoBiologics, Inc.’s bioimplant products. IsoTis OrthoBiologics’ facility is registered with the FDA, and the Quality Management System is ISO certified and Company operations are accredited by the AATB. The facility provides a clean room manufacturing facility (class 10,000) for the production of our products. The Irvine facility was audited by the FDA, AATB and KEMA (a European Notified Body) in 2004.

European Facilities (Lausanne, Switzerland; Bilthoven, The Netherlands)

After moving from a larger research and development and manufacturing facility in 2004, IsoTis currently has available a total of approximately 420 square meters (approximately 4,600 square feet) of office facilities in Lausanne, Switzerland.

Based on the previous size of its operations in The Netherlands, IsoTis still has a lease for 3,615 square meters (approximately 38,900 square feet) of office, laboratory and production facilities located in Bilthoven, The Netherlands, sufficient for the commercial production of our synthetic biomaterial products. The facility provides clean room manufacturing facilities (class 100,000) for the production of polymers (such as PolyActive™) and calcium phosphate/hydroxyapatite derived products. All manufacturing facilities have been inspected to obtain an extension of IsoTis’ current ISO 13485 certification as well as CE marking for synthetic bone grafting products.

ITEM 5.          Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes that appear elsewhere in this annual report, which are prepared in accordance with US generally accepted accounting principles (“US GAAP”). All amounts are in US dollars, unless otherwise noted.

Overview

We are a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. We manufacture, market and sell a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements, and in dental applications. Our innovative product offering consists of natural and synthetic bone graft substitutes. Our natural bone graft substitutes are based on allograft (i.e. derived from donor bone) bone. Donor bone from accredited tissue banks is processed at our facility in Irvine to yield a demineralized bone matrix (DBM). We also distribute calcium phosphate bone graft substitutes that are manufactured synthetically.

Our strategic direction towards orthobiology was given shape in 2003 when we acquired GenSci OrthoBiologics, Inc., a US-based orthobiology company. In 2004, we successfully completed the transition of IsoTis into a company fully dedicated to competing in orthobiologics. In connection with this transition, the Company’s executive management and offices is now located completely in Irvine, California. Our international sales and marketing headquarters are based in Lausanne, Switzerland. We also maintain a manufacturing and development facility in The Netherlands.

The Company’s product portfolio is primarily comprised of a family of our nhBMP™ products, based on our Accell® technology, and our first generation DBM products. Our sales mix is increasingly transitioning from our first generation of DBM products to the Accell® technology based products. We expect to continue to reduce product costs and maintain adequate supply of these and future product offerings.

Our Company’s success depends greatly on the success of our distribution network both in the US and internationally, and the competitive features of our products. As such, we invested heavily in sales and marketing in 2004 to strengthen our branding and distribution in anticipation of new product introductions. We doubled our US field sales management from five to ten, and provided intensive product and sales training to our sales representatives. Our established European sales and marketing infrastructure continues to provide an opportunity to increase European and international sales through our growing independent distributor network.

Critical Accounting Policies

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in Item 18 of this Annual Report. However, certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection, and disclosure of our most critical financial estimates with the Audit Committee of IsoTis S.A.’s board of directors (our “Board”) and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue and Revenue Recognition

We earn the vast majority of our current revenue from the sale of surgical products to third parties, primarily hospitals. We recognize revenue from sales of products when there is evidence of an agreement, title to the product has passed and there has been a transfer of the significant risks and rewards of ownership, which is generally when the delivery of the product has occurred, collection is reasonably assured, and when there are no continuing performance obligations. Shipping and handling fees are included in revenue and shipping and handling costs are included in cost of goods sold.

In prior years, we have received certain government grants, which support our research efforts in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreements. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable. Although grants have provided significant revenue in prior years, we do not expect revenue from grants to be a significant percentage of total revenue in the future.

We recognize revenue from royalties when the royalties become fixed and payable and when collection is reasonably assured.

We recognize revenue from research and development contracts. Milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and our performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. We defer revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Excess and Obsolete Inventories

We value our inventory at the lower of the actual cost or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand. Our forecasting of product demand may prove to be inaccurate; as such we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Our estimates may also be impacted by significant unanticipated decreases in the demand for our products and could have a significant impact on the value of our inventory and our reported operating results.

Long-Lived Assets other than Goodwill

We record impairment of long-lived assets, other than goodwill in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Events or circumstances that would necessitate an impairment review primarily include an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The Company realized an impairment charge to operations of $622,210, $1,140,052 and $2,279,949 related to property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, the Company recognized an impairment charge to operations of $4,121,248 related to amortizable intangible assets for the year ended December 31, 2004. These impairment charges were based upon our determination of fair value which, with respect to the property and equipment considered the current market values of similar assets with comparable remaining useful lives and with respect to the intangible assets, was based on discounted estimated cash flows. Our estimates may be impacted by significant unanticipated decreases in the demand for our products or our inability to bring new products to market. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates.

Goodwill

In accordance with SFAS No. 142, Goodwill and other Intangible Assets, the Company does not amortize goodwill. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see Note 3 to our consolidated financial statements) in the fourth quarter of 2003 related to the acquisition of GenSci. As the Company operates in one reporting unit, we performed the first phase of our impairment test during the fourth quarter of 2004 by comparing our net asset value to our market capitalization. The first phase of our impairment test found no potential impairment to goodwill. We also noted that a ten percent decrease in our stock price would not have resulted in the need to perform the second phase of the impairment test. We note that a more significant change in the value of our stock price could result in the need to complete the second step of the impairment test and may result in the recognition of an impairment of goodwill.

Stock-Based Compensation

We account for stock-based compensation under the fair-value method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. We value options issued based upon the Black-Scholes option pricing model and recognize this value as an expense over the future periods in which options vest. The Black-Scholes pricing model, which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, could have a significant impact on the amount of compensation expense recognized.

Recent Accounting Pronouncements

In the first  quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”). The adoption of FIN 46 had no impact on the Company’s financial position or results of operations. The Company does not have any arrangements or relationships with special purpose entities or that would be considered variable interest entities.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company currently believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial position or results of operations.

In November 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company currently believes that the adoption of EITF 03-13 will not have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), Share-Based Payment, SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock Issued to Employees, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) must be adopted by the Company in the quarter beginning January 1, 2006. Currently, the Company uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees and is evaluating option valuation models, including the Black-Scholes option pricing model, to determine which model the Company will utilize upon adoption of SFAS No. 123(R). The Company plans to adopt SFAS 123(R) using the modified-prospective method. We do not anticipate that adoption of SFAS 123(R) will have a material impact on the Company’s stock based compensation expense.

Presentation of Financial Information

Acquisition of GenSci

On October 27, 2003, we acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. (“GenSci Regeneration”), in exchange for 27,521,930 of our common shares that were issued to GenSci Regeneration and the pre-acquisition GenSci Regeneration shareholders. As a result of this acquisition, GenSci Regeneration and the pre-transaction GenSci shareholders acquired approximately 40% of our then outstanding common shares and GenSci was renamed IsoTis OrthoBiologics, Inc.

The acquisition was accounted for under the purchase method of accounting. We were considered the acquirer for accounting and financial reporting purposes. The results of operations of IsoTis OrthoBiologics, Inc. (formerly “GenSci Orthobiologics, Inc.”) have been included in our financial statements only from November 1, 2003. Our historical financial statements prior to November 1, 2003 are those of pre-acquisition IsoTis and do not include the results of operations of GenSci prior to November 1, 2003.

The aggregate purchase price for the acquisition of GenSci was $37,243,657. The purchase price has been allocated, based upon an independent valuation of intangible assets and in-process research and development, to the assets acquired and liabilities assumed based on fair values. We identified net liabilities acquired of $1,889,412, intangible assets of $21,950,000 and in-process research and development of $800,000. The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in us recognizing goodwill of $16,383,069 in 2003.

Merger of IsoTis N.V. and Modex

We were formed on December 3, 2002 as a result of the merger of IsoTis N.V. with Modex Thérapeutiques S.A. (“Modex”). Modex was renamed IsoTis S.A. upon completion of merger. The merger resulted in the acquisition by Modex of 98.12% of the outstanding shares of IsoTis N.V. The shareholders of IsoTis N.V. were issued 1.4 common shares of Modex for each share of Isotis N.V. held at the time the merger was completed. As a result of these stock issuances, the pre-merger shareholders of IsoTis N.V. owned approximately 66% of our then outstanding common shares and the Modex shareholders owned the remaining common shares of the Company.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of IsoTis N.V. owned the majority of our common shares after completion of the merger. IsoTis N.V. was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included only from December 3, 2002, the date of acquisition. Our historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis N.V.

The aggregate purchase price of merger transaction was $24,477,565. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. We identified net tangible assets acquired of $27,838,542, intangible assets of $3,757,974 and in-process research and development of $2,192,982. Intangible assets consist principally of patented technology. As the fair value of identified net assets acquired of $33,789,496 exceeds the aggregate purchase price of Modex, we reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in us recognizing an extraordinary gain of $339,982 in 2002.

Consolidated Financial Statements

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the following consolidated subsidiaries:

Name of Subsidiary Company	Jurisdiction of Incorporation	Ownership Interest

IsoTis N.V.	The Netherlands	100.00%
IsoTis TE Facility B.V.	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	Washington State, USA	100.00%
EpiSource S.A.	Switzerland	100.00%
Modex Therapeutics GmbH	Germany	100.00%

5. A.          Operating Results

References to 2004, 2003 and 2002 in the discussions below refer to our fiscal years ended December 31, 2004, 2003 and 2002, respectively.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

(in thousands, except per share data)

Consolidated Statements of Operations	2004	+ / -%		2003

Revenues
Product sales	$25,269	$19,416	332%	$5,853
Government grants	37	(291)	(89)%	328
Royalties and research and development contracts	134	111	483%	23

Total revenues	25,440	19,236	310%	6,204
Costs and expenses
Costs of sales	12,254	7,494	157%	4,760
Research and development	12,159	(4,435)	(27)%	16,594
Marketing and selling	13,990	8,235	143%	5,755
General and administrative	15,589	5,914	61%	9,675
Impairment of property, plant and equipment and intangible assets	4,743	3,603	316%	1,140

Total operating expenses	58,735	20,811	55%	37,924

Loss from operations	(33,295)	(1,575)	(5)%	(31,720)
Interest income	462	(534)	(54)%	996
Interest expense	(320)	147	31%	(467)
Foreign exchange loss	(5,978)	(606)	(11)%	(5,372)
Other income	1,899	1,899	100%	—

Net loss before taxes, discontinued operations and minority interest	(37,232)	(669)	(2)%	(36,563)
Minority interest	—	(45)	(100)%	45

Net loss from continuing operations	(37,232)	(714)	(2)%	(36,518)
Net loss from discontinued operations	—	698	100%	(698)

Net loss	$(37,232)	$(16)	(0)%	$(37,216)

Basic and diluted net loss per share
Continuing operations	$(0.54)			$(0.79)
Discontinued operations	—			$(0.01)
Extraordinary item	—			—
Net loss per share basic and diluted	$(0.54)			$(0.80)
Weighted average common shares outstanding	69,548			46,289

Revenues

The increase in total revenues for 2004 was driven by increased orthobiologic product sales. As mentioned above, 2004 includes twelve months contribution of orthobiologic sales compared to only two months for 2003. The Company’s orthobiologic sales were primarily acquired during the acquisition of GenSci. GenSci’s product portfolio contained what is now the Company’s DBM-derived product portfolio. Had the Company consolidated GenSci for the full year in 2003, orthobiologic sales would have been reported as $23.9 million as compared with $25.3 million in 2004. The continued growth of our product sales is primarily attributable to our ability to gain increasing market penetration with our core technology, our DBM-derived products containing the Accell® technology. The increased market penetration was particularly evident in the US market where these products represented 40% of all US product sales.

As a percent of total product sales, the United States market represented 81% in 2004. Our ability to increase the acceptance of products in the United States market was also due to increased investment in our sales distribution where our field sales management increased from five to ten, and intensive product and sales training was given to our independent distributor representatives during 2004. As we continue to experience growth in our Accell® technology product line, we will pursue private label licensing agreements for our 1st generation DBM-derived products.

Revenue from government grants declined 89% in 2004 as a result of the expiration of certain grants supporting the Company’s research efforts in defined research projects. The Company does not expect future growth of revenue from government grants. The Company recorded revenue of $134,720 related to royalties research and development milestones achieved during 2004.

As we move into 2005, we anticipate continuing the sales trends mentioned above as we expect continued increases in the domestic market penetration with our Accell® product lines.

Costs and expenses

Cost of sales increased 157% in absolute dollars from 2004 from 2003 primarily from increased product sales. As a percent of sales, cost of sales was 48% of sales decreasing from 81% in 2003. The decrease in cost of sales as a percentage of product sales can be attributed to the increase in product sales which offset the Company’s fixed manufacturing costs. In general, we expect our gross profit margins to continue to improve as we continue to manage our fix manufacturing costs, increase product sales, improve demand forecasting and implement manufacturing efficiencies. However, our cost of goods sold and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

Research and development expenses decreased 27% in 2004 compared with 2003. The decrease in expense was primarily attributable to the continued refocus of the development group as we become a total orthobiologics Company. This refocus led to a reduction in the overall size of the department and resulted in a more focused development effort in the orthobiologics area. We expect our development efforts to focus on continually improving our Accell® technology and diversifying and expanding the product platforms developed with the technology. Another factor contributing to the decline in research and development expense from 2003 was the expensing of $800,000 of in-process research and development costs related to the acquisition of GenSci in 2003. As a percentage of product sales, research and development decreased from 284% in 2003 to 48% in 2004. We expect to continue to experience a reduction in research and development costs as a percentage of sales as our product sales increase and development group continues to become more focused on orthobiology.

Marketing and selling costs increased in 2004 by 143% over the same period in 2003. The increase in sales and marketing was primarily due to the doubling of our US field sales management from five to ten, and intensive product and sales training to our sales reps during 2004. A large percentage of the remainder of the increase in selling and marketing expenses was due to higher commissions paid in the U.S. as a result of increased product sales in 2004. As a percentage of product sales, marketing and selling costs decreased from 98% in 2003 to 55% in 2004. We anticipate that our marketing and selling expenses will increase in absolute dollars to the extent that any additional growth in net sales results in increases in sales commissions and to the extent that we continue increased spending on developing our distribution network.

The increase in total general and administrative expenses was primarily due to a full year of expenses of the Irvine facility. As a percentage of targeted net sales, we expect that our general and administrative expenses will decrease in future periods as sales will increase and consolidation of administrative operations into Irvine will continue. Our consolidation of operations includes our planned shutdown of most of our Bilthoven operations.

Impairment of property, plant and equipment and intangible assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable.

We completed an impairment test of intangible assets that were recorded as part of the purchase of the US Operations of GenSci. This analysis resulted in the recognition of an impairment of Synthetic Blends unpatented technology, Collagen patented and unpatented technologies and the distribution network acquired totalling $2,882,001. The impairment recorded on the patented and unpatented technologies was due to a shift in the Company’s intent to produce and distribute certain acquired technologies. The impairment of the distribution network was a result of the Company changing certain distributors that were part of the acquired distribution network.

Under the terms of the agreement between GenSci and IsoTis signed prior to the acquisition of GenSci, GenSci assigned to IsoTis a license agreement with BioInterfaces, Inc (“BioInterfaces”), for the use of certain proprietary technology. IsoTis exercised its option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,000, in accordance with an asset purchase agreement between IsoTis and BioInterfaces effective October 27, 2003. In 2004, we determined that this asset was fully impaired as we had not put on the market any products using this technology and decided that we had no plans to market any such products. An impairment charge was recorded for the remaining book value of $854,909.

In May 2004, we announced that we will shut down most of our Bilthoven (The Netherlands) operations, with only the Synplug™ production continuing until at least December 2005. We recognized an impairment charge related to certain fixed assets at the Bilthoven location amounting to $584,064 in 2004. In addition, we recognized an impairment charge relating to certain fixed assets at the Lausanne location amounting to $38,146.

During the first quarter of 2004, we entered into a contract with a provider of synthetic products granting us marketing rights over a bone cement product. Subsequent to entering into the contract, we decided to cease distribution of the bone cement product based on poor market acceptance and competitive disadvantage relative to other competing products on the market. In connection with our decision to cease distribution of the bone cement product, we recorded a $409,128 liability representing milestone payments due and guaranteed minimum purchase obligations. This fee was recorded in selling and marketing expense. We also recorded an impairment charge of $384,338 for the capitalized up-front license fee.

Interest income

Interest income was $461,535 in 2004 compared to $996,850 in the prior year, a decrease of $54%. The decrease was due to the combined effect of significantly lower average cash balances and interest rates.

Interest Expense

Interest expense for 2004 was $319,489 as compared to $467,275 in 2003. This decrease was due primarily to the decrease in the variable interest rate on the Company’s mortgage facility in The Netherlands. This was partially offset by a full year of interest on the US structured debt payments.

Foreign exchange loss

In 2004, we incurred a foreign exchange loss of $5,977,977 on US dollar cash deposits held by our European subsidiaries in The Netherlands and our Swiss-based parent company on a US dollar denominated intercompany receivable held by the Swiss-based parent company, whose functional currency is CHF. As of December 31, 2004, we had significant assets denominated in US currency held by entities that do not use the US dollar as their local currency, and therefore we remain at risk of recording foreign exchange gains or losses.

Other Income

Other income of $1,899,155 was composed primarily of a gain on sale of assets at our Swiss facility due to the reduction in the facility size and gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc. on December 15, 2004.

Minority interest

Minority interest was zero in 2004 compared to $45,240 in the prior year. During 2004 the Company purchased the remaining outstanding shares of IsoTis N.V. and therefore there are no remaining minority interest holders.

Net loss

The net loss for 2004 was $37,232,050 as compared to a net loss of $37,215,508 in 2003. The net loss in 2003 included a loss from discontinued operations of $697,868.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

(in thousands, except per share data)

Consolidated Statements of Operations	2003	+ / -%		2002

Revenues
Product sales	$5,853	$4,394	301%	$1,459
Government grants	328	(1,258)	(79)%	1,586
Royalties and research and development contracts	23	(376)	(94)%	399

Total revenues	6,204	2,760	80%	3,444
Costs and expenses
Costs of sales	4,760	4,264	860%	496
Research and development	16,594	8,153	97%	8,441
Marketing and selling	5,755	2,641	85%	3,114
General and administrative	9,675	4,074	73%	5,601
Impairment of property, plant and equipment and intangible assets	1,140	(1,140)	(50)%	2,280

Total operating expenses	37,924	17,992	90%	19,932

Loss from operations	(31,720)	(15,232)	(92)%	(16,488)
Interest income	996	(772)	(44)%	1,768
Interest expense	(467)	(378)	(425)%	(89)
Foreign exchange loss	(5,372)	(5,372)	(100)%	—

Net loss before taxes, discontinued operations, minority interest and extraordinary item	(36,563)	(21,754)	(147)%	(14,809)
Minority interest	45	(47)	(51)%	92

Net loss from continuing operations	(36,518)	(21,801)	(148)%	(14,717)
Net loss from discontinued operations	(698)	163	19%	(861)

Net loss before extraordinary item	(37,216)	(21,638)	(139)%	(15,578)
Extraordinary gain from negative goodwill	—	(340)	(100)%	340

Net loss	$(37,216)	$(21,978)	(144)%	$(15,238)

Basic and diluted net loss per share
Continuing operations	$(0.79)			$(0.51)
Discontinued operations	$(0.01)			$(0.03)
Extraordinary item	—			$0.01
Net loss per share	$(0.80)			$(0.53)
Weighted average common shares outstanding	46,289			28,727

Revenues

Total revenues increased substantially in 2003 compared to 2002. The increase resulted primarily from increased product sales to $5,852,632 in 2003 compared to $1,459,258 in 2002, an increase of $4,393,374 (301%). The increase in product sales was mainly generated through the acquisition of GenSci ($3,579,013) and from the introduction of a new product OsSaturaTM.

Increases in product sales was partially offset by the decrease of government grants in 2003 compared to 2002. The decrease in revenues from government grants is the result of the expiration of certain grants at the end of 2002.

Costs and expenses

Costs of sales increased substantially in 2003 compared to 2002 as a result of the acquisition of GenSci in 2003. Cost of sales as a percentage of product sales was 81% compared to 34% in the prior year primarily as a result of $2,150,835 in additional cost of sales in November and December of 2003 due to the acquisition of GenSci and the related purchase accounting fair market valuation adjustment for finished goods on hand at the time of the transaction.

Research and development costs and expenses increased substantially in 2003 compared to 2002. This increase is the net effect of the full year consolidation impact of pre-merger Modex, the 2003 acquisition of GenSci, expensing $800,000 of in-process research and development costs related to the acquisition of GenSci, reorganization costs, and the increased compensation expense through our new stock option program. These costs were offset by the reduction in operating costs as a result of the reorganization programs initiated in 2002 and 2003.

Marketing and selling costs and expenses increased substantially in 2003 compared to 2002. This increase was the effect of the full year consolidation impact of pre-merger Modex, the acquisition of GenSci with its established sales network, and reorganization costs. These increases were partially offset by reduced operating costs as a result of the reorganization program.

General and administrative costs and expenses increased substantially in 2003 compared to 2002. The primary reason for the increase was the effect of the full year consolidation impact of pre-merger Modex and the acquisition of GenSci.

In 2003, in the context of defining the strategy for the combination of IsoTis and GenSci, our Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, we recognized a charge of $563,169 in 2003 relating to the termination of approximately 19 employees in The Netherlands. These costs are included in our 2003 Statement of Operations under Research and development, marketing and sales and general and administrative costs and expenses based on the individual employees involved. We accounted for these costs in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Prior to December 31, 2003, we met the criteria required by SFAS 146 to record severance costs. As of December 31, 2003 $448,860 of the severance costs had been paid. The remaining amount of severance costs of $114,309 were paid in 2004.

Impairment expense arose in conjunction with our plan to restructure certain operating activities. During 2002, we announced plans to cease its tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. We considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, we determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on our determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions.

Interest income

Interest income declined in 2003 compared to 2002 due to the combined effect of significantly lower average cash balances and interest rates partially offset by an increase of the total average cash balance through the merger with Modex.

Foreign exchange

Effective January 1, 2003 the Company prepares its consolidated financial statements in US dollars. Prior to January 1, 2003 the Company’s reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates.

The local functional currency for the Company’s legal entity in Switzerland is the Swiss Franc (CHF). The Company’s local functional currency for its subsidiary in North America is the US dollar.

All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction, and are included in the statement of operations in the year to which they relate, and are then translated into the reporting currency.

Since the October 27, 2003 acquisition of GenSci, we conduct the majority of our operations in the US dollar. Concurrent with the acquisition, we exchanged Euro cash reserves for US dollar cash reserves. In addition, we acquired the intercompany loan receivable, denominated in US dollars from pre-acquisition GenSci’s parent company. Due to a decline in the relative value of the US dollar near the end of 2003, the US denominated cash held by legal entities that did not have the US dollar as their local functional currency were revalued into the local functional currency and resulted in a foreign exchange loss.

In 2003, we incurred a foreign exchange loss of $5,372,030 on US dollar cash deposits held by our subsidiary in The Netherlands, whose functional currency is the Euro, and on a US dollar denominated intercompany receivable held by the Swiss-based parent company, whose functional currency is CHF. There were no foreign exchange losses in 2002.

Minority interest

Minority interest of $45,240 compares to $91,499 in the prior year, a decrease of $46,259 (51%). This decrease represents the loss for third party shareholders of group companies that have been consolidated.

5. B.          Liquidity and Capital Resources

We have incurred negative operating cash flows prior to and since the acquisition of GenSci in October 2003, and we have funded our operations primarily from the proceeds received from various sales of stock of the predecessor companies. We continue to use our cash and cash equivalents to fund our operations. We presently have sufficient cash and cash equivalents and positive working capital to fund our operations through the current fiscal year.

Cash

We had cash and cash equivalents of $25,539,603 as of December 31, 2004, compared to $50,104,682 as of December 31, 2003. Our cash and cash equivalents declined in 2004 compared to 2003 primarily due to:

Cash used in operating activities. Cash flow used in operating activities was $30,243,427 in 2004 as compared to $29,896,535 in 2003. Cash used in operations was comprised of continued operating losses due to (i) heavy investment in our sales distribution including headcount additions and increased commissions; (ii) expenses incurred in connection with the Company restructuring which included severance and other related costs in connection with the closing of facilities and reductions in work force; (iii) ongoing general and administrative and research and development costs. In addition, the Company increased its investment in inventories to support anticipated sales growth. Cash flow used in operating activities was $29,896,535 in 2003 compared to $10,073,811 in the prior year, an increase of $19,822,724 (197%). This decrease in cash was mainly due to the inclusion of Modex for the full year ending December 31, 2003, following the business combination on December 3, 2002.

Cash provided from investing activities was $394,646 in 2004 as compared to a $15,743,095 use in cash in 2003. The cash provided was primarily attributed to a gain on sale of certain assets relating to the Company’s restructuring and headcount reduction in 2004. Cash flow used in investing activities was $15,743,095 in 2003 compared to cash provided of $22,285,575 in 2002, a decrease of $38,028,670 (171%). This decrease was mainly a result of the cash acquired from the business combination with Modex on December 3, 2002.

Our capital expenditures for property, plant and equipment and intangible assets were $1,292,753 in 2004, $1,931,844 in 2003, and $5,514,773 for the year 2002. IsoTis incurred these expenses mainly in connection with the construction of the tissue engineering facility, expansion of laboratory and office facilities and investments in connection with commercialization of products and investments in connection with research and development program.

Cash used in financing activities was $850,733 in 2004 as compared to $2,306,387 in 2003. Cash used in financing activities was primarily related to $1,625,365 of loan and borrowings repayments offset in part by $612,512 of proceeds from stock option exercises. Cash flow used by financing activities was $2,306,387 in 2003 compared to $2,692,153 provided in the prior year, a decrease of $4,998,540 (186%). This decrease was mainly a result from payment of post-Chapter 11 liabilities of IsoTis OrthoBiologics, Inc. (formerly GenSci) assumed by the Company and lower earnings on cash on hand

Working Capital

Our working capital decreased to $26,210,511 as of December 31, 2004, compared to $46,728,005 as of December 31, 2003 and $76,744,322 as of December 31, 2002. The decrease in working capital in both 2004 and 2003 as compared to the prior years was primarily the result of decreases in cash and cash equivalents, as discussed above.

The Company obtained a mortgage facility for the construction of its tissue engineering facility in Heerlen, The Netherlands. The mortgage facility amounts to a maximum of $8,121,278 (€6,000,000) and is collateralized by the value of the related property and plant. Based on the Company’s decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility is due upon the demand of the issuer. Accordingly, if the Company elects to sell the facility to a third party, the outstanding balance of the mortgage facility of $5,780,399 (€4,270,385) will be due immediately to the issuer.

The Company has entered into a non-cancellable commitment related to collaborative agreements as of December 31, 2004 of $2,930,883 which is recorded as restricted cash. Of this amount, $1,428,928 is expected to be paid during 2005.

Presently, the Company has not entered into any commitments for capital expenditures that would materially impact our working capital moving forward.

Restricted Cash

We had restricted cash of $7,636,025 as at December 31, 2004, compared to $8,149,187 as at December 31, 2003. Restricted cash is comprised of cash held in support of guarantees for payment obligations that we have made.

5. C.          Research and Development, Patents and Licenses

The December 3, 2002 merger of IsoTis and Modex increased research and development costs as the two companies combined their active programs. On December 17, 2002, the Board approved a plan to restructure our operations to focus on those products with the highest profit potential. In conjunction with our plans to restructure certain operating activities we announced plans to cease our tissue engineered skin programs. The restructuring programs partially offset the increase in costs caused by the combination of the activities of the two companies.

Likewise, the October 27, 2003 acquisition of GenSci increased research and development costs as the two companies combined their active programs. This was further impacted by the expensing of $800,000 of in-process research and development costs related to the acquisition of GenSci. In 2003, in the context of defining the strategy for the combination of IsoTis and GenSci, the Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. The restructuring programs partially offset the increase in costs caused by the combination of the activities of the two companies.

On May 14, 2003 IsoTis sold its entire share in the drug delivery subsidiary Chienna B.V. This will also lead to a reduction in the cash-outflow for certain research programs.

We have spent the following amounts on research and development, which has been primarily Company sponsored research and development:

	Year Ended December 31

	2004	2003	2002

	(in thousands)
Research and development	$12,159	$16,594	$8,441

5. D.          Trend Information

Please see “Item 5.A. Operating Results” and “Item 4.B. Business Overview” for trend information.

5. E.          Off-Balance Sheet Arrangements

The Company has no unconsolidated special purpose financing or partnership entities that have or are reasonably likely to have a current or future effect on IsoTis’ financial condition, revenues, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5. F.          Tabular Disclosure of Contractual Obligations

At December 31, 2004, we had contractual cash obligations and commercial commitments as follows:

	Payments Due by Period

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	More Than 5 Years

Long Term Debt Obligations(1)	$9,864,621	$6,796,899	$2,036,656	$1,020,351	$10,715
Capital Lease Obligations	39,877	39,877	—	—	—
Operating Lease Obligations	3,381,170	1,137,641	1,927,529	251,107	64,893
Purchase Obligations	2,930,833	1,428,928	1,501,905	—	—

Total	$16,216,501	$9,403,345	$5,466,090	$1,271,458	$75,608

Note:
(1) Includes payments made under a mortgage that became due in 2004. See note 12 to our consolidated financial statements.

5. G.          Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided pursuant to Items 5.E. and 5.F. above.

ITEM 6.           Directors, Senior Management and Employees

6. A.                 Directors and Senior Management

Board Members

As of April 14, 2005 the board of directors (the “Board”) comprised of the following members:

Member	Position	Nationality	Age	Date Elected	Term Expires

James Trotman	Chairman	Canadian	66	October 27, 2003	2006
Aart Brouwer	Vice-Chairman	Dutch	65	November 20, 2002	2005
Darrell Elliott	Director	South African	58	October 27, 2003	2006
Henjo Hielkema	Director	Dutch	61	November 20, 2002	2005
Daniel Kollin	Director	American	63	October 27, 2003	2006

Other activities and functions

James S. Trotman, M.D., Chairman

Dr. Jim Trotman joined the Board on October 27, 2003 as Chairman. Dr. Trotman was Director and Chairman of GenSci Regeneration from 2000 to 2003.  Previously he was Chief Executive Officer of GenSci Regeneration from 1992 to 2000 and President of GenSci Regeneration from 1992 to 1999.  In addition, he acts as private consultant to other unrelated biotechnology companies.

Aart Brouwer, Vice-Chairman

Aart Brouwer joined IsoTis N.V.’s supervisory board in May 2002 and was Chairman of the Board from November 20, 2002 until October 27, 2003, at which time he became Vice-Chairman of the Board. Until 2002 Mr. Brouwer was Vice President Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer founded BioNetwork, a consultancy firm based in Switzerland.

Darrell Elliott

Darrell Elliott joined the Board on October 27, 2003. He was previously a director of GenSci Regeneration. Mr. Elliott has been the Managing Director and Senior Vice President of MDS Capital Corporation since August 1999 and President of MDS Ventures Pacific Inc. since January 2000. Mr. Elliott has over 30 years of private equity investing and analogous operating experience in several countries and is a director of a number of unrelated public and private companies as follows: Chromos Molecular Systems Inc., Inex Pharmaceuticals Corporation, Aderis Inc., Neuromed Pharmaceuticals Corporation, Neuromed Technologies, Inc., Cognetix, Inc., Phytogen Life Sciences Inc, Protiva Biotherapeutics Inc., Adnavance Technologies Inc. Paracelsus Corp., Medical Innovations Management Corporation, Altura Growth Fund (EVCC) Inc., MDS Ventures Pacific Inc., Isuma Strategies Inc. and Calyx Capital Advisers Inc.

Henjo Hielkema

Henjo Hielkema joined the IsoTis N.V. supervisory board in 2000 and became a member of the Board on November 20, 2002. Until 2002 Mr. Hielkema was Vice-Chairman of the Executive Committee of Fortis (one of the largest bank and insurance groups in the Benelux). During his career, Mr. Hielkema has held a number of executive positions at the financial services group Fortis and other financial institutions. Mr. Hielkema currently holds the following positions on boards of other companies: Chairman of the board of Sligro Food Group, N.V., member of the board of V. Wijnen N.V., member of the supervisory board of Autoriteit Financiele Markten, Rijksmuseum van Oudheden, World Wildlife Fund, Nijenrode Foundation, and Accenture Foundation.

Daniel Kollin

Daniel Kollin joined the Board on October 27, 2003. Mr. Kollin was previously a director of GenSci Regeneration. Mr. Kollin is the Managing Director of Biomed Capital Group, Ltd., a strategic and business advisory firm, since January 1990, and worked in other areas of the financial industry in the past. Mr. Kollin is also a board member of American BioMedica Corporation.

Management

As of April 14, 2005, senior management of the Company was comprised of the following five members:

Pieter Wolters	Chief Executive Officer
Robert J. Morocco	Chief Financial Officer
James P. Abraham	Vice President Sales
William A. Franklin	Vice President Operations
John F. Kay	Chief Scientific Officer

Senior management carries out the strategic and operative day-to-day management of the Company upon delegation of the Board. Management meets on a regular basis, at least twice per month.

Pieter Wolters, Chief Executive Officer

Pieter Wolters was appointed Chief Executive Officer of IsoTis S.A. on July 1, 2004. Prior to becoming Chief Executive Officer, he was member of IsoTis S.A.’s executive committee and Chief Financial Officer from 2002. He was Chief Executive Officer of IsoTis N.V. in 2002 at the time of the merger of IsoTis and Modex. He joined IsoTis N.V. in 1997. As Chief Financial Officer, Mr. Wolters assisted IsoTis N.V. in raising capital in excess of €100 million through private equity rounds and IsoTis N.V.’s €80 million initial public offering in 2000. Prior to joining IsoTis, between 1992 and 1997, he gained international acquisitions and listing experience in different corporate finance positions at Rodamco, the public global real estate company of Dutch Robeco Group. He received a law degree from Leiden University, The Netherlands in 1989, and he advised clients on international tax law in the Amsterdam and Paris offices of an international law firm from 1989 until 1992. Mr. Wolters is of Dutch nationality and a resident of the US.

Robert J. Morocco, CPA, Chief Financial Officer

Robert J. Morocco was appointed Chief Financial Officer of IsoTis S.A. on February 1, 2005. Mr. Morocco was previously the Chief Financial Officer at Opus Medical Inc., a privately held sports medicine company that was recently acquired by ArthroCare Corporation. Prior to joining Opus Medical Inc., Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte & Touche LLP and is a certified public accountant.  He is of American nationality and a resident of the US.

James P. Abraham, Vice President Sales

Jim Abraham was appointed Vice President Sales of IsoTis OrthoBiologics, Inc. on November 1, 2004. Prior to joining the Company, Mr. Abraham was with Regeneration Technologies, Inc. from 1998 to 2002, most recently as Vice President, Business Development, Marketing, and Sales. Mr. Abraham has worked in the orthopedics industry for more than 20 years. From 1994 to 1998, he held executive positions at Sulzer Orthopedics Ltd. and Encore Medical Corporation.  Mr. Abraham is of American nationality and a resident of the US.

William A. Franklin, Vice President Operations

Bill Franklin was appointed Vice President Manufacturing of IsoTis OrthoBiologics, Inc. in April 2004 and became Vice President Operations in April 2005. Mr. Franklin started his career in Quality Control and Assurance in the early 1970s. Mr. Franklin has held operations positions with Allergan Optical Inc., Interpore Cross International, Inc., and Artecel Sciences, Inc.  Mr. Franklin is of American nationality and a resident of the US.

John F. Kay, Ph.D., Chief Scientific Officer

John Kay is American and has been Chief Scientific Officer of IsoTis OrthoBiologics, Inc. since October 2003. He was the Vice President of Research and Product Development of GenSci from 2001 to 2003. He was the founder, President and Chief Executive Officer of Bio-Interfaces, Inc. from 1987 to 2001 and cofounder and Director of Research and Development, Calcitek, Inc. from 1981 to 1987.  Dr. Kay is of American nationality and a resident of the US.

There is no management contract between the Company and companies or individuals not belonging to the group.

6. B.          Compensation

Non-Executive Board Members

Each non-executive Board member receives a fixed amount of $20,000 for preparing for and attending four to five meetings per annum, plus a per diem for time spent traveling to meetings, and for participation required by phone or attending additional meetings. The Chairman has a more active role by being in contact with the Chief Executive Officer and Chief Financial Officer on a regular basis, which justifies an elevated compensation of $40,000. For special committee membership (audit committee, compensation committee, corporate governance committee), a Board member receives an additional $5,000 annually.  During 2004 Board members were entitled to choose to receive their remuneration in Euros or US dollars.  In 2005 such remuneration payments will be in US dollars.

During 2004, the total remuneration of the non-executive members of the Board amounts to $290,360.

Executive Board Members and Senior Management

During 2004, the total remuneration of the executive members of the Board and the members of senior management amounted to $1,786,617. This amount does not include the amount of CHF 480,001 ($407,041) paid as severance to our former Chief Executive Officer, Jacques Essinger, whose functions terminated during 2004. An additional amount of CHF 30,000 ($25,440) was paid as severance payment to our former President International, Jim Hogan, whose functions terminated at the end of March 2005.

During 2004, the highest remuneration to an individual member of the Board (our former Chief Executive Officer, Jacques Essinger) amounted to CHF 548,688 ($465,287), not including the value of the options granted. Total remuneration and severance payments made to Mr. Essinger in 2004 amounted to CHF 1,028,689 ($872,328).

There has not been an executive member of Board since Mr. Essinger’s departure.

For further information on the compensation of directors and senior management, see “Management Agreements and Termination Contracts” below.

Management Agreements and Termination Contracts

Management Agreements

Effective December 31, 2003, IsoTis and Pieter Wolters, formerly Chief Financial Officer and Chief Executive Officer since July 2004, entered into a restated and amended employment agreement.  IsoTis agreed to pay Mr. Wolters an annual base salary of $250,000, an annual bonus of up to 30% of his annual salary (as determined by the compensation committee).  The Board has decided in December 2004 that the bonus opportunity percentage for 2005 will be 50%.  Either party can terminate the agreement with six months’ notice.  If the agreement is terminated by IsoTis as a result of a change of control, or if Mr. Wolters resigns within 12 months of such change of control for sufficient reasons (as defined in the agreement), IsoTis will pay Mr. Wolters severance equal to 12 months of his base salary.  IsoTis and

Mr. Wolters are currently negotiating a new employment agreement to reflect Mr. Wolters’ position as our Chief Executive Officer.

On November 24, 2004 IsoTis and Robert J. Morocco, Chief Financial Officer since February 2005, entered into an agreement whereby IsoTis agreed to pay Mr. Morocco an annual base salary of $200,000 for 2005, an annual bonus of 30% for 2005 (based on achievement of 100% of corporate and personal objectives as determined by management and the Board) and 150,000 share options. The options have an exercise price of CHF 1.46 and vest over a four year period.  IsoTis also agreed to pay Mr. Morocco a monthly car allowance of $500 and certain commuting costs.

On October 22, 2004 IsoTis and James P. Abraham, Vice President Sales, entered into an agreement whereby IsoTis will pay Mr. Abraham a salary of $50,000 for the remainder of 2004, an annual base salary of $180,000 for 2005, an annual bonus of up to $120,000 for 2005 (based on achievement of 100% of US sales forecast as determined by management and the Board) and 100,000 share options. The options have an exercise price of CHF 1.46 and vest over a four year period.  IsoTis also agreed to pay Mr. Abraham a monthly car allowance of $500 and certain commuting costs.

On November 8, 2004, IsoTis and Dr. John F. Kay, Chief Scientific Officer, entered into an employment agreement effective November 1, 2004, superseding a prior employment agreement dated October 30, 2003. Under the new agreement, Dr. Kay continues to serve as Chief Scientific Officer for an initial term of 14 months until December 31, 2005. The initial term can be renewed automatically for successive one year periods unless either party gives 90-day prior written notice of non-renewal. The agreement can be terminated by either party with or without cause. During the initial term, IsoTis will pay Dr. Kay a base salary at the annual rate of $240,000 and IsoTis has the discretion to grant Dr. Kay a bonus and share options.

On March 1, 2004, IsoTis and William Franklin, Vice President Operations, entered into an agreement providing for an annual base salary of $165,000, an annual bonus of up to 25% of his annual salary (based on corporate, divisional and individual results achieved) and 25,000 share options. The options have an exercise price of CHF 1.81 and vest over a four year period. IsoTis also made certain payments for Mr. Franklin’s relocation to California.

On January 15, 2004, IsoTis and Dr. James Trotman entered into a letter agreement effective October 27, 2003. Dr. Trotman agreed to terminate and waive all claims under his employment agreement with GenSci and GenSci Regeneration and the Company agreed to pay severance to Dr. Trotman in the amount of $180,000. Furthermore, the Company agreed to assign the cash surrender value ($385,000) of two insurance policies owned by GenSci for the benefit of Dr. Trotman to two organizations designated by Dr. Trotman. The Company also agreed to provide relocation assistance of $1,900 per month to Dr. Trotman until June 2004 and to continue providing Dr. Trotman with life insurance, health insurance and disability benefits coverage with an annual cost to the Company not to exceed $20,000 or, if such coverage cannot be provided, to pay him up to $20,000 annually, during his tenure as a Board member. Dr. Trotman has been granted 328,474 stock options with an exercise price of CHF 1.00 per share under the Company’s new stock option plan to replace Dr. Trotman’s existing 672,000 options to acquire shares of GenSci Regeneration at an exercise price of CDN$0.40 per share. The new options became vested as of November 27, 2003 and may be exercised within six years of vesting.

On January 15, 2004 IsoTis and Dr. Trotman entered into a consulting agreement effective October 27, 2003, which provided that in consideration of his consulting services, the Company agreed to pay Dr. Trotman’s reasonable out of pocket expenses for such services.  This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of the Board.

Termination Contracts

On March 17, 2005, IsoTis and Jim Hogan, formerly President International, entered into a termination agreement effective March 31, 2005. In April 2005, IsoTis paid Mr. Hogan the total amount of CHF 210,592 ($178,582) comprising remuneration of CHF 180,592 ($153,142) and severance of CHF 30,000 ($25,440) in consideration of termination of his employment agreement with the Company. The Company also paid CHF 10,000 ($8,450) in order to transfer Mr. Hogan’s leased car to his new employer.  Mr. Hogan is entitled to exercise, until March 31, 2006, all options vested as of March 31, 2005.  These payments were paid and were payable in 2005, and not during 2004.

On July 8, 2004 IsoTis and Jacques Essinger, formerly Chief Executive Officer, entered into a termination agreement effective June 30, 2004. IsoTis paid Mr. Essinger the total amount of CHF 480,001 ($407,041) comprising severance of CHF 563,402 ($477,764) and remuneration of CHF 548,688 ($465,287) in consideration of termination of his employment agreement with the Company. Mr. Essinger had previously been awarded 617,259 share options, of which 317,259 options with an exercise price of CHF 1.60 were fully vested as of the date of the agreement. The Company agreed that these options could be exercised at any time between June 30, 2004 and June 30, 2005. The Company also agreed to accelerate the vesting of the remaining 300,000 options, which had an exercise price of CHF 1.28. As well, if IsoTis is subject to a change of control, any of the 300,000 options with an exercise price of CHF 1.28 which were not vested at the time of such change of control would become automatically vested as of such date.

6. C.          Board Practices

Elections and terms of office

According to IsoTis S.A.’s Articles of Association (the “Articles”), the general meeting of shareholders of IsoTis S.A. (the “General Meeting of Shareholders”) elects each individual member of the Board for three years. The time of the first election and the remaining term of office for each member of the Board are disclosed under 6.A. above. The director agreements do not provide members of the Board with any benefits upon termination of their term of office.

The members of senior management, with the exception of Dr. Kay, are subject to employment agreements for an indefinite term, and each agreement contains different notice of termination provisions, which may be exercised by either the employer or employee. In 2004 Dr. Kay’s employment agreement was replaced with a consulting agreement which is renewable annually.

Board organization

The organization of the Board is regulated by the Organizational Rules (“OR”) of the Company, which entered into force on December 19, 1997 and were amended in 2002, 2003 and in 2004. These OR comply with article 716b of the Swiss Code of Obligations and Article 22 of the Articles.

The Board meets as often as required by its business, but at least four times a year. During 2004, the Board met six times.

The Board is the ultimate executive body of the Company and has the responsibility for the overall direction, supervision and control of the Company. By the OR and to the extent permitted by law, in particular article 716 and 716 b CO, the Board has delegated the preparation and implementation of its resolutions to committees of the Board and senior management. Some important actions, including acquisitions, divestitures and major investments, require the prior consent of the Board.

The Board has three sub-committees:

Audit Committee (composition as of December 31, 2004)

Henjo Hielkema – Chairman
Darrell Elliott
Daniel Kollin

The audit committee assists the Board in fulfilling its responsibilities with respect to the oversight of the Company accounting and financial reporting practices. The chairman of the audit committee is responsible for preparing and managing the meetings and assuring timely provision of pertinent data. He also follows up on the management’s execution of decisions of the Board. He ensures that members of management are available at Board meetings if required for questions and further explanations.

The audit committee is responsible for:

•	evaluation of the systems of internal control;

•	review and assessment of consolidated and statutory financial statements, including discussion of these statements with the auditors;

•	recommending whether the Board can adopt the financial statements for presentation to the shareholders; and

•	assessing the performance of the auditors, including their independence.

The committee meets at least twice per year, once with the external auditors exclusively. In 2004 the committee met three times.

Compensation Committee (composition as of December 31, 2004)

James Trotman – Chairman
Aart Brouwer
Darrell Elliott

The compensation committee assists the Board in reviewing and approving the Company’s compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business.

The compensation committee meets at least twice per year. In 2004 the committee met three times.

Corporate Governance Committee (composition as of December 31, 2004)

Darrell Elliott – Chairman
Henjo Hielkema
James Trotman

The corporate governance committee assists the Board in reviewing and approving the policies and guidelines for the Company’s overall governance, including the constitution and independence of the Board, the functions to be performed by the directors, the committees and for all employees, executives and directors in order to ensure compliance with applicable rules and regulations.

The corporate governance committee meets at least twice per year. In 2004 the committee met twice.

6. D.          Employees

The following table indicates the approximate number of employees by location at the end of the past three financial years:

	Total	United States	The Netherlands	Switzerland

2004	130	103	12	15
2003	208	93	85	30
2002	252	81	130	41

6. E.          Share Ownership

Share and option ownership

As of April 14, 2005 the current five non-executive members of the Board, and parties closely linked to them, own 24,806 shares in the Company and the members of the senior management, and the parties closely linked to them, own 128,036 shares in the Company.

The shares and options held by the executive and non-executive members of the Board and by senior management, as well as the parties closely linked to such persons as at April 14, 2005, are disclosed below.

	Shares(1)	Options	Exercise Price (CHF)	Expiry Date

Non-executive members of the Board
James Trotman	22,006	328,474	1.00	10/10/09
Aart Brouwer	—	42,000 50,000	2.02 3.01	12/12/06 10/10/07
Darrell Elliott	—	24,440	1.00	10/10/09
Henjo Hielkema	2,800	—	—	—
Daniel Kollin	—	24,440	1.00	10/10/09
Executive members of the Board and senior management
Pieter Wolters	86,236	231,000 200,000 225,000	2.02 1.28 1.86	12/12/06 10/01/07 02/23/09
Rob Morocco	—	150,000	1.46	01/01/09
James Abraham	—	100,000	1.46	01/01/09
Bill Franklin	—	25,000 75,000	1.81 1.86	06/11/08 02/23/09
John Kay	41,800	219,960 5,000 20,000	1.00 2.63 1.86	10/10/09 03/01/08 02/23/09

Total number	152,842	1,720,314

Note:
(1)	As at April 14, 2005, excluding share options, all of the directors and members of senior management had direct or beneficial ownership of less than 1% of the outstanding shares.

Share Option Plans

In connection with the 2002 business combination between Modex and IsoTis N.V., the Company terminated its existing share option plan and cancelled all previously outstanding options. The Company adopted a new share option plan for grants to consultants and former IsoTis N.V. employees and board members, based on treasury shares (the “2003-0 Plan”).

The Company also has a share option plan for IsoTis S.A. board members and employees outside of North America, based on conditional capital (the “2003-1 Plan”).

In connection with the acquisition of GenSci in 2003, the Company established a share option plan for North American employees based on conditional capital (the “2003-2 Plan”). The 2003-0 Plan, 2003-1 Plan and the 2003-2 Plan are referred to as the “Plans”.

Options under the Plans vest based on the terms established in the individual grant agreement. Such terms are established by the compensation committee and typically range from vesting immediately to vesting over a period of four years. Options issued under the 2003-0 Plan and 2003-1 Plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases rateably over a period of three years. Options generally expire over a period of four to six years, or upon earlier termination of employment with the Company.

A summary of stock option activity for the Plans is as follows:

	Number of Options	Weighted Average Exercise Price

Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at December 31, 2004	4,552,098	CHF 1.68

The following table summarizes information about the Company’s stock options outstanding at December 31, 2004:

	Outstanding Options at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Option Price	Exercisable Options

CHF 1.00	1,047,300	5.03	CHF 1.00	990,128
CHF 1.01 – 1.50	600,000	5.01	CHF 1.28	177,455
CHF 1.51 – 2.00	696,850	2.26	CHF 1.62	600,850
CHF 2.01 – 2.50	1,927,948	2.94	CHF 2.02	1,927,948
CHF 2.51 – 3.00	169,500	5.54	CHF 2.67	12,500
CHF 3.01 – 3.31	110,500	5.59	CHF 3.17	25,000

Outstanding at end of year	4,552,098	3.75	CHF 1.68	3,733,881

IsoTis S.A. Incentive Plan

The IsoTis S.A. 2003 incentive plan is designed to align management’s interests with those of IsoTis S.A. and its shareholders. Any bonus paid under this plan is based upon the achievement of defined and measurable corporate and personal objectives. Should such objectives be achieved, an IsoTis S.A. executive officer or a member of senior management would be entitled to receive a bonus ranging from 25% to 30% of his or her annual salary.

ITEM 7.          Major Shareholders and Related Party Transactions

7. A.                Major Shareholders

To the knowledge of the Company, at December 31, 2004 there are no shareholders owning more than 5% of the shares of the Company.

Based on the records of Advantage Proxy, our proxy agent, at May 9, 2005 there were 1,094 US resident shareholders who collectively held 4,503,662 shares or approximately 6.4% of our issued and outstanding common shares.

7. B.                Related Party Transactions

The following related party transactions have occurred:

In June 2003, the Company licensed certain technology from GenSci for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci upon the Company’s achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to the Company’s acquisition of GenSci.

The Company paid $950,000 on October 27, 2003 to purchase and license certain technologies from Bio-Interfaces, Inc., a company that is partially owned by a previous consultant of GenSci who is now an officer of the Company. In 2004, the Company determined that this asset was fully impaired as the Company had not put on the market any products using this technology and had no plans to market any such products.

7. C.                Interests of Experts and Counsel

Not applicable.

ITEM 8.           Financial Information

8. A.                  Consolidated Statements and Other Financial Information

Financial Statements

Please refer to “Item 18. Financial Statements” and pages F-1 through F-27 of our annual financial statements and “Item 4.A. History and Development of the Company – Geographic Information”.

Legal Proceedings

On October 27, 2003 IsoTis acquired GenSci OrthoBiologics, Inc. (“GenSci”) from its parent company, GenSci Regeneration Sciences Inc. (“GenSci Regeneration”), GenSci’s initial product, DynaGraft® bioimplants, was a line of allograft-based bone regeneration implants. DynaGraft® achieved significant revenue growth from its launch in late 1997. GenSci Regeneration and GenSci (the “GenSci Group”) were involved in a patent infringement case involving claims that the DynaGraft® Gel and DynaGraft® Putty brands infringe two patents owned by Osteotech, Inc. (“Osteotech”). On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of $17,533,634 related to DynaGraft®.

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court, Central District of California, which enabled the GenSci Group to continue to operate their business as debtors-in-possession.

On March 6, 2003 the GenSci Group reached a tentative settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. The settlement became final on October 27, 2003. IsoTis has assumed this liability as part of the acquisition of GenSci and as of May 4, 2005, $3.8 million remains to be paid.

The GenSci Settlement Agreement of a prior intellectual property lawsuit with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech’s agreement in the Settlement Agreement that GenSci’s new products do not violate Osteotech’s patents is conditional upon Osteotech counsel’s analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever prove to be inaccurate or incomplete, Osteotech could sue GenSci (now IsoTis OrthoBiologics, Inc.) for patent infringement.

In addition, from time to time we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We are the plaintiff or defendant in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

Dividends

Please see “Item 10.B. Memorandum and Articles of Association – Dividends”.

8. B.          Significant Changes

Except as disclosed in this Form 20-F, no significant changes have occurred since the date of the annual financial statements.

ITEM 9.          The Offer and Listing

9. A.                Offer and Listing Details

The following tables set forth for the periods indicated the price history of our common shares on the SWX, Euronext and the TSX.

	SWX		Euronext (1)		TSX (2)

Fiscal	High (CHF)	Low (CHF)	High (EUR)	Low (EUR)	High (CDN$)	Low (CDN$)

2004	2.93	1.21	1.88	0.78	3.11	1.16
2003	3.50	0.71	2.30	0.47	3.00	2.12
2002	6.30	1.15	1.66	0.45	N/A	N/A
2001	21.00	5.75	N/A	N/A	N/A	N/A
2000	39.80	19.40	N/A	N/A	N/A	N/A

	SWX		Euronext		TSX (2)

Fiscal	High (CHF)	Low (CHF)	High (EUR)	Low (EUR)	High (CDN$)	Low (CDN$)

Q1, 2005	2.14	1.59	1.46	0.97	2.20	1.42
Q4, 2004	1.60	1.38	1.07	0.90	1.55	1.29
Q3, 2004	1.94	1.21	1.34	0.78	2.00	1.16
Q2, 2004	2.50	1.77	1.60	1.20	2.60	1.65
Q1, 2004	2.93	2.31	1.88	1.50	3.11	2.00
Q4, 2003	3.08	2.28	2.00	1.49	3.00	2.12
Q3, 2003	3.50	1.89	2.30	1.19	N/A	N/A
Q2, 2003	2.20	0.77	1.57	0.53	N/A	N/A
Q1, 2003	1.33	0.71	0.90	0.47	N/A	N/A

	SWX		Euronext		TSX

Month	High (CHF)	Low (CHF)	High (EUR)	Low (EUR)	High (CDN$)	Low (CDN$)

April 2005	1.83	1.50	1.21	0.97	1.80	1.50
March 2005	1.91	1.71	1.24	1.09	2.00	1.62
February 2005	2.14	1.79	1.46	1.16	2.20	1.70
January 2005	1.92	1.59	1.27	0.97	1.91	1.42
December 2004	1.48	1.41	1.00	0.93	1.55	1.32
November 2004	1.53	1.38	1.03	0.93	1.50	1.29

Notes:
(1)	Our common shares commenced trading on Euronext on December 12, 2002.
(2)	Our common shares commenced trading on the TSX on November 14, 2003.

9. B.                    Plan of Distribution

Not applicable.

9. C.                    Markets

The shares of IsoTis S.A. are traded on the SWX (Symbol: ISON), Euronext (Symbol: ISON) and, since November 2003 on the TSX (Symbol: ISO).

9. D.                    Selling Shareholders

Not applicable.

9. E.                    Dilution

Not applicable.

9. F.                    Expenses of the Issue

Not applicable.

ITEM 10.          Additional Information

10. A.                  Share Capital

Not applicable.

10. B.                  Memorandum and Articles of Association

Articles of Association

IsoTis is a stock corporation (Aktiengesellschaft) established under the laws of Switzerland (Article 620 et seq. of the Swiss Code of Obligations) with its registered office in Lausanne. It was established under the name Modex Thérapeutiques S.A. (Modex Therapeutiks Ltd) (Modex Therapeutik AG) on June 27, 1996 and entered under the register number CH-550-0058431-2 in the Commercial Register of Lausanne (now the Commercial Register of the Canton of Vaud) on June 28, 1996. Its name was modified to ISOTIS S.A. (ISOTIS Ltd) (ISOTIS AG) on December 9, 2002 in connection with the acquisition of IsoTis N.V.

Purpose of the Company

Article 2 of the Company’s Articles establishes that the purpose of IsoTis is the research, study, development, manufacturing, promotion, sale, license and marketing of products, substances, processes, devices and technologies, in the field of, but not restricted to, tissue engineering, cell therapy and gene therapy.

In order to achieve this purpose, IsoTis may also:

•	have any financial, commercial, or industrial activity in the fields of movable or immovable property or intellectual property, in direct or indirect connection with its purpose;

•	create branches, or subsidiaries in Switzerland or abroad;

•	participate in any enterprise which has direct or indirect connection with its purpose; and

•	give loans or guarantees to shareholders or third parties if it is in its best interest.

Conflict of interest

Neither the Articles nor Swiss law have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and third parties engaged with management to safeguard the interests of the Company and, in this connection, imposes duties of care and loyalty on directors and officers. The breach of these provisions may result in personal liability for the directors and officers towards the Company or its shareholders. In addition, according to organizational rules of the Company each member of the Board or of a committee of the Board shall take such steps as are necessary to protect the interests of the Company; no member of the Board or of the committees of the Board shall participate in the deliberations and resolutions on matters which affect, or reasonably might affect, the interests of such member or of a person close to such member.

Directors

Under Section 21 of the Articles, the Board can pass resolutions with respect to all matters which are not reserved by the Articles or by law to the authority of the General Meeting of Shareholders or to another corporate body. The Board shall manage the business of the Company insofar as it has not delegated it to the management. According to the internal organizational rules of the Company, the Board has delegated to senior management the execution and implementation of strategy and the day-to-day management of the Company.

The Articles do not require directors to retire solely as a result of having reached a maximum age. The Articles require that all directors be shareholders of the Company.

The Shares

Shares

The share capital is divided into 69,973,289 registered shares (as at December 31, 2004) with a nominal value of CHF 1 each, fully paid-in. Each share carries one vote and all shares are equally entitled to dividends.

Limitations on transferability and nominee registrations

The transfer of shares is subject to the approval of the Company. Unless it is dissolved, the Company can refuse to approve the transfer of shares and the creation of a usufruct (a situation where the ‘use’ of the rights attached to the ownership is in the hands of somebody else other than the owner himself and in which the holder of the rights can take his own decisions independent of the owner) if the acquirer has not expressly declared that he acquires such shares in his own name and for his own account.

The Company has no clauses in its Articles or bylaws pertaining to the admissibility of nominee registrations. This implies that nominees could be refused by the Board.

The Company has no clauses on shareholders acting in concert.

Dividends

Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. IsoTis S.A. has not previously paid dividends.

Liquidation

According to Swiss law and the Articles, if the General Meeting of Shareholders resolves the dissolution of the Company, the liquidation is carried out by the Board, unless the General Meeting of Shareholders elects other liquidators. The net assets after payment of the debts of the Company shall be distributed to the shareholders in proportion to the amounts paid in.

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

Shareholders’ meetings

Pursuant to the Articles and under the Swiss Code of Obligations, an annual, ordinary General Meeting of Shareholders must be held within six months after the end of IsoTis S.A.’s fiscal year. The General Meetings of Shareholders are convened by the Board or, if necessary, by IsoTis S.A.’s statutory auditors. Extraordinary General Meetings of Shareholders are convened by the Board as often as needed. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders or if requested by shareholders holding in aggregate at least 10 percent of the nominal share capital of the Company. The liquidator appointed to the Company or the representatives of the holders of bonds issued by the Company, are also entitled to call an extraordinary general meeting of shareholders. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the following General Meeting of Shareholders.

A General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting, and by letter sent to all registered shareholders. Shareholders wishing to attend and vote at a General Meeting of Shareholders must register their shares in a timely fashion on the Company’s share register.

Resolutions generally require the approval of the absolute majority of the votes allocated to the shares represented at the General Meeting of Shareholders. Shareholders’ resolutions requiring a majority vote include amendments to the Articles, elections of the members of the Board and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge members of the Board and management from liability for matters disclosed to the General Meeting of Shareholders and the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders.

A resolution passed at a General Meeting of Shareholders with a qualified supermajority of at least two-thirds of the votes represented and the absolute majority of the nominal share capital represented at such meeting is required by law or by the Articles for: (i) changes to the Company’s business purpose; (ii) the creation of shares with privileged voting rights; (iii) restrictions on and changes with respect to the transferability of shares; (iv) an authorized or conditional increase in IsoTis S.A.’s share capital; (v) an increase in IsoTis S.A.’s share capital out of equity, against contribution in kind, for the acquisition of assets or involving the grant of special privileges; (vi) the restriction or exclusion of pre-emptive rights of shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of IsoTis other than by liquidation (for example, by way of a merger). The introduction or abolition of any provision in the Articles introducing a supermajority must be resolved in accordance with such supermajority voting requirements.

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

Limitations on rights of shareholders

As per the Swiss Code of Obligations and the Articles, the Company may refuse to enter a shareholder in the share register as a voting shareholder if such shareholder does not submit a declaration to the effect that he holds the shares in question in his own name and for his own account. If the acquirer’s name is not entered in the register as a voting shareholder, he will not be allowed to exercise his voting rights during a General Meeting of Shareholders; however, in any event he is entitled to receive dividends payments and liquidation proceeds. Neither the Articles nor Swiss law place restrictions on rights to own or vote securities issued by the Company, including rights of foreign shareholders.

Major shareholders

Under the applicable provisions of the Swiss Federal Act on Stock Exchange and Securities Trading, March 24, 1995, shareholders (and groups of shareholders acting in concert) who own shares or other securities representing more than 5 percent, 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of a company incorporated in Switzerland of which equity securities are listed in whole or in part in Switzerland are required to notify the company and the stock exchanges on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the company is required to inform the public. The same disclosure obligation applies to subsequent reductions in the holding of voting rights below the thresholds described above. In accordance with the Swiss Code of Obligations, companies admitted to the SWX are obligated to identify in the notes to their annual financial statements all shareholders holding more than 5 percent of the voting rights of the company.

Pre-emptive rights and capital increases

Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders’ meeting. Shareholders of the Company have certain pre-emptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend pre-emptive rights in certain limited circumstances.

The shareholders of the Company have previously authorized the Board to issue up to 7 million shares for the purpose of accommodating options granted to the Company’s employees and members of the Board of Directors, and excluded the pre-emptive rights of the holders of the shares.

Duty to make an offer

According to the Articles, whoever, directly, indirectly or acting in concert with third parties, acquires equity securities such that such person’s stake, together with the securities that he already owns, thereby exceeds the threshold of 40% of the voting rights of IsoTis S.A., regardless of whether such rights are exercisable, shall be required to present a bid for all of the listed equity securities of IsoTis S.A. (Opting-up according to article 32 of the Swiss Federal Law on Stock Exchange and Securities Trading).

10. C.          Material Contracts

The following are the material contracts entered into by IsoTis in the past two years:

1.

Employment Agreement dated December 31, 2003 between IsoTis S.A. and Pieter Wolters (our Chief Executive Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

2.

Offer Letter dated November 24, 2004 between IsoTis OrthoBiologics, Inc. and Robert Morocco (our Chief Financial Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

3.

Offer Letter dated October 22, 2004 between IsoTis OrthoBiologics, Inc. and James Abraham (our Vice President Sales), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

4.

Termination Agreement dated March 17, 2005 between IsoTis S.A. and Jim Hogan (our former President International), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

5.

Consulting Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay (our Chief Scientific Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

6.

Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger (our former Chief Executive Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

7.

Offer Letter dated February 27, 2004 between IsoTis OrthoBiologics, Inc. and William Franklin (our Vice President Manufacturing), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

8.

Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (a member of our Board and former Chief Executive Officer of GenSci Regeneration), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

9.	Consulting Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman, which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

10.

Arrangement Agreement dated June 25, 2003 between IsoTis S.A. and GenSci Regeneration Sciences Inc., entered into in connection with our acquisition of all of the shares of GenSci OrthoBiologics, Inc., which is described under “Item 4.A. History and Development of the Company - 2003: The Acquisition of GenSci OrthoBiologics, Inc.”

11.

Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis S.A. and Octoshare B.V., which is described under “Item 4.A. History and Development of the Company - The Establishment and Sale of Chienna B.V.”.

Copies of the material contracts can be reviewed in Canada at the offices of Lang Michener LLP, 2500 - 181 Bay Street, BCE Place, P.O. Box 747, Toronto, Ontario, M5J 2T7 and Lang Michener LLP, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7. In addition, these contracts can also be reviewed at the headquarters of IsoTis located at Rue de Sébeillon 1, 1004 in Lausanne, Switzerland and the offices of its subsidiary IsoTis N.V. at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands.

10. D.          Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold IsoTis S.A. shares.

10. E.          Taxation

Swiss Tax Considerations

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of shares of IsoTis S.A. (“IsoTis Shares”). The statements of Swiss tax laws set forth below are based on the laws and regulations in force as of the date of May 4, 2005 and may be subject to any changes in Swiss law occurring after that date. Such changes may have retroactive effect. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the acquisition, ownership and sale or other disposition of IsoTis Shares.

THE STATEMENT AND DISCUSSION OF CERTAIN SWISS TAXES SET OUT HEREIN ARE OF A GENERAL NATURE ONLY. THEY ARE INCLUDED FOR GENERAL INFORMATION ONLY. THEY DO NOT ADDRESS EVERY POTENTIAL TAX CONSEQUENCE OF AN INVESTMENT IN ISOTIS SHARES UNDER THE LAWS OF SWITZERLAND AND DO NOT RELATE TO PERSONS IN THE BUSINESS OF BUYING AND SELLING ISOTIS SHARES OR OTHER SECURITIES. THEY ARE NOT EXHAUSTIVE OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF ISOTIS SHARES IN LIGHT OF THE HOLDERS’ PARTICULAR CIRCUMSTANCES, NOR DO THEY ADDRESS THE TAX CONSIDERATIONS RELEVANT TO CERTAIN TYPES OF HOLDERS WHO MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE APPLICABLE TAX LAWS. THE FOLLOWING STATEMENTS ARE NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF ISOTIS SHARES, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE

HOLDERS OF ISOTIS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, PROVINCIAL, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAW (INCLUDING DRAFT LEGISLATION) IN THEIR INDIVIDUAL CIRCUMSTANCES AND RESPECTIVE JURISDICTIONS.

This summary does not take into account any foreign tax laws, nor, in principle, any tax treaty to which Switzerland is party.

Swiss withholding tax

          Generalities

The Swiss Confederation levies a withholding tax in particular on income from movable capital, at a rate of 35%. Dividends and other distributions of profits and reserves made in cash or kind (including dividends on liquidation proceeds and stock dividends) by IsoTis S.A. to a holder of IsoTis Shares or a person/entity closely related to such a holder are subject to federal withholding tax at a rate of 35%.

The withholding tax is retained by IsoTis S.A. on the gross distribution and is paid to the Swiss Federal Tax Administration. IsoTis S.A. is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be net after the tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment shall be due.

The withholding tax is reimbursed or credited to Swiss residents who correctly declare or book the (gross) income on which the withholding tax was retained and the wealth from which the income derives. Thus, for Swiss tax residents, the withholding tax has a “guarantee function”. The Swiss resident who does not declare or book the income subject to withholding tax (or the asset from which the income derives) loses the right to claim back the withholding tax retained.

Non-Swiss tax residents domiciled outside Switzerland in principle do not have the right to claim reduction or refunding of the withholding tax. However, double tax treaties concluded by Switzerland provide, in general, for a total or partial reimbursement of the withholding tax retained on income from movable capital, if the conditions are met.

          Object of the withholding tax on income from movable capital

The withholding tax at a rate of 35% is levied on the income derived from IsoTis Shares. This tax is levied on all payments not considered as a reimbursement of the nominal capital made by IsoTis to its shareholders (or persons/entities closely related). Therefore, e.g. dividend distributions, the liquidation proceeds and shares distributed without consideration (stock dividends or “actions gratuites”) are subject to withholding tax. Hidden dividend distribution, i.e. advantages being granted to an IsoTis shareholder and persons/entities closely related, are also subject to withholding tax.

The transfer of the domicile of IsoTis S.A. abroad (i.e. outside Switzerland) would be considered as a liquidation, any reserves – apparent or hidden – and reported profits would therefore be subject to withholding tax.

In case of liquidation of IsoTis S.A., the liquidation proceeds are subject to withholding tax. All advantages, granted to an IsoTis shareholder and persons/entities closely related, which are not a reimbursement of the share capital, are subject to withholding tax. The difference between accounting values and liquidation values are considered as liquidation proceeds.

Furthermore, the purchase by IsoTis of its own shares is, under certain conditions, considered as a partial liquidation and therefore subject to withholding tax. If a subsidiary of IsoTis purchases the shares of its mother company, the withholding tax is due under the same conditions.

          The tax payer

IsoTis S.A. is the tax payer, i.e. the person subject to retain the withholding tax on the taxable income. IsoTis S.A. has the right to repay only the net amount to its shareholders. IsoTis S.A. has to file the tax return and pay the tax spontaneously. Payment of tax must be made to the Swiss Federal Tax Administration on or before 30 days after the dividend matures.

IsoTis S.A. is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be the net amount after tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment is due.

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

Non-Swiss resident recipients of a taxable distribution from IsoTis S.A., neither resident in Switzerland for tax purposes nor holding IsoTis Shares as part of a Swiss permanent establishment, may be entitled to a full or partial refund of the withholding tax, if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met.

The Swiss-US tax treaty provides for a mechanism whereby a United States resident (if the conditions are met) can generally seek a refund of the withholding tax paid on dividends in respect of registered shares, to the extent such withholding exceeds 15%. Under the treaty, a beneficial owner which is a company holding directly at least 10% of the voting stocks of a Swiss company can seek a refund of the withholding tax paid on dividends to the extent such withholding tax exceeds 5%. Besides, dividends may not be taxed in Switzerland if the beneficial owner of the dividends is a United States resident described in subparagraph 4b) of Article 28 (Miscellaneous) that does not control the company paying the dividend.

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

Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax Considerations

The following fairly summarizes the principal Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax considerations applicable to shareholders of IsoTis S.A. with respect to the holding and disposition of IsoTis Shares.

Income and profit tax on dividends and similar distributions

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to report the receipt of taxable distributions received on IsoTis Shares in his relevant tax returns.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include taxable distributions received on the IsoTis Shares on their net income subject to Swiss corporate income taxes. A Swiss company or co-operative or non-Swiss company or co-operative holding IsoTis Shares as part of a Swiss resident permanent establishment may, under certain conditions, benefit from participation relief from taxation with respect to dividends, provided such IsoTis Shares at the time of the distribution represent a fair market value of at least CHF 2 million or represent at least 20% of the share capital.

Capital gains tax

Individuals

Swiss resident individuals who hold IsoTis Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes on income with respect to capital gain realized upon the sale of IsoTis Shares, unless such individuals are qualified as professional securities traders for income tax purposes.

Gains realized upon the sale of IsoTis Shares by a non-Swiss resident holder will not be subject to Swiss income tax, provided that the holder does not hold the IsoTis Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of IsoTis Shares in their income subject to corporate income tax.

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

Net worth and capital taxes

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to include the IsoTis Shares in his wealth which is subject to cantonal and communal net worth tax.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include their IsoTis shares in their assets. The cantonal and communal capital tax is levied on the basis of the net equity, as defined by tax laws, of the legal entities. No capital tax is levied at the federal level.

Swiss Federal Transfer Stamp Tax

The transfer of IsoTis Shares, whether by a Swiss resident or non resident holder, may be subject to a Swiss transfer stamp tax of 0.15 per cent of the sale proceeds.

Gift and inheritance tax

Transfer of IsoTis Shares may be subject to cantonal and/or communal inheritance estate or gift taxes if the deceased or the donator were resident in a canton levying such taxes and in international circumstances if the applicable tax treaty allocates the right to tax to such canton.

United States Federal Income Taxation

The following is a general discussion of the material US federal income tax consequences of the ownership and disposition of our IsoTis Shares that may be relevant to you if you are a US Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our IsoTis Shares, persons who are subject to US taxation are strongly urged to consult their own tax advisers as to the overall US federal, state and local tax consequences, as well as to the overall foreign tax consequences, of the ownership and disposition of our shares. In particular, additional rules may apply to dealers in securities, tax-exempt entities, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold IsoTis Shares as part of a straddle, hedging or conversion transaction, US Holders whose functional currency is not the US dollar, and US Holders of 10% or more of our outstanding share capital or voting power. This discussion generally applies only to US Holders who qualify and submit proper documentation to receive benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”), who hold the IsoTis Shares as a capital asset, and whose functional currency is the US dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

For purposes of this discussion, a “US Holder” is a beneficial owner of IsoTis Shares who is (i) an individual citizen or resident of the United States for US federal income tax purposes, (ii) a corporation or other entity treated as a corporation for US federal income tax purposes created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust subject to the primary supervision of a US court and the control of one or more US persons. If a partnership holds IsoTis Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US

Holder is a partner in a partnership that holds IsoTis Shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of such IsoTis Shares.

Dividends

For US federal income tax purposes, US Holders will be required to include the full amount (including the amount of any withholding tax) of a dividend paid with respect to our IsoTis Shares as ordinary income. For this purpose, a “dividend” will include any distribution paid by us with respect to our IsoTis Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for IsoTis Shares), as the case may be, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder. Such dividend will constitute income from sources outside the United States for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders may deduct from their US federal taxable income, or claim as a credit against their US federal income tax liability, the 15% withholding tax withheld pursuant to the Treaty. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. Under the Code, dividend payments by us on the IsoTis Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the US Holder’s tax basis in the IsoTis Shares, thus reducing the US Holder’s tax basis in such IsoTis Shares and, thereafter, as capital gain. Such exchange gain or loss will constitute gain or loss from sources within the United States for US foreign tax credit purposes.

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

Under 2003 US tax legislation, some US Holders (including individuals) are eligible for reduced rates of US federal income tax in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, IsoTis is not a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or for the previous taxable year and, among other things, (i) the IsoTis Shares with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our IsoTis Shares in the future will constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the US Internal Revenue Service (“IRS”) is anticipated. In addition, the IRS is expected to issue certification procedures in the future whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Sale or Other Disposition

Upon a sale or exchange of IsoTis Shares, US Holders generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the US Holder’s tax basis in the IsoTis Shares. Except with respect to any foreign currency exchange gain or loss described below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of such sale or exchange, the IsoTis Shares were held by such holder for more than one year. The deductibility of capital losses is subject to significant limitations. In the case of certain US Holders (including individuals), any long-term capital gain generally will be subject to US federal income tax at preferential rates. Such gain or loss, if any, generally will be US source gain or loss.

Gain or loss on the sale of IsoTis Shares that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterized as exchange gain or loss. Exchange gain or loss will generally equal the difference between the US dollar value of the sale price of the IsoTis Shares in euros determined using the spot exchange rate on the date of the sale or exchange, and the US dollar value of the acquisition price of such shares in euros determined using the spot exchange rate on the date the US Holder acquired such shares. Such gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale of the IsoTis Shares and will generally be treated as ordinary income or loss from sources within the United States for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

We believe that we are not currently, and we do not expect to become, a passive foreign investment company (“PFIC”) for US federal income tax purposes.  However, we may have been a PFIC in the past.  In addition, because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the IRS will agree with our conclusion regarding our current PFIC status.  If we are or have been a PFIC in any year, US Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC for US federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions.  If a US Holder owns IsoTis Shares at a time when we become a PFIC (or owned such shares at a time when we were a PFIC), such US Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC.  The tax would be determined by allocating all or part of such distributions, or all such gain, ratably to each day of the US Holder’s holding period.  The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year.  The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.  In addition, if a person who acquires IsoTis Shares from a decedent who held such shares at a time when we were a PFIC will be denied the step-up of the tax basis for US federal income tax purposes for such shares to fair market value at the date of such decedent’s death that would otherwise be available and, instead, such person will have a tax basis in such shares equal to the lower of the fair market value or such decedent’s tax basis.

The above rules would not apply if a US Holder is eligible for and timely makes a valid election to treat the PFIC as a qualified electing fund (“QEF”).  If a QEF election is made, a US Holder generally will be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains for taxable years in which we are a PFIC.  We have not had positive earnings or net capital gains in any tax year prior to the current tax year.

Generally a US Holder makes a QEF election by completing IRS Form 8621 and attaching the form to such holder’s federal income tax return.  In order to make a QEF election, a US Holder must disclose to the IRS certain information on IRS Form 8621, including such holder’s pro rata share of our ordinary earnings and net capital gain and the amount of any distributions made by us to such holder.  In addition, electing US Holders would be required to file IRS Form 8621, disclosing the same information, to the IRS for each year during which we were a PFIC.  If required, we will provide to electing US Holders the information necessary for such holders to make a QEF election were we to become a PFIC in the future.

The US Treasury regulations provide procedures for making a retroactive QEF election for PFIC stock held in prior years.  A retroactive election can only be made with the consent of the IRS.  If the IRS consents to a US Holder’s making a retroactive QEF election, such holder would be required to complete IRS Form 8621 and attach it to an amended US federal income tax return for the later of the year in which the election is to be effective or the earliest open tax year of such holder.  In addition, an electing US Holder would be required to file amended returns for subsequent tax years affected by the retroactive election.

A US Holder that held IsoTis Stock in a prior year in which we might have been a PFIC should consider making a retroactive QEF election for the entire period of such holder’s ownership, if possible.  Such election should not have any adverse effect on such holder’s prior tax years, since we had no earnings and made no distributions in those years.  Moreover, such election would not have any adverse effect in any future years assuming (as we expect) that we will not be a PFIC in future years.  The benefit of making the election is that the adverse consequences on a sale of IsoTis Shares, as described above, are avoided.  US Holders should consult their own tax advisors regarding the US federal tax consequences of making a retroactive QEF election and their ability to do so.

The above rules also would not apply if a “mark-to-market” election is available and a US Holder validly makes such an election.  If such election is made, such US Holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the IsoTis Shares at the end of each taxable year in which we are a PFIC as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income).  In addition, any gain from a sale, exchange or other disposition of IsoTis Shares in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income).  A mark-to-market election is available to a US Holder only if the IsoTis Shares are considered “marketable stock” for these purposes.  Generally, stock will be considered marketable stock if it is “regularly stock” on a “qualified exchange” within the meaning of applicable US Treasury regulations.  A class is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  As of the date of this disclosure, it is expected that the IsoTis Shares should considered to be regularly traded on a qualified exchange within the meaning of applicable US Treasury regulations, and, therefore, a mark-to-market election should be available.  The US Treasury regulations provide procedures for making a retroactive mark-to-market election for PFIC stock held in prior years.  A retroactive mark-to-market election generally would not be as beneficial to US Holders as a retroactive QEF election, and, therefore, US Holders should consult their own tax advisors regarding the US federal tax consequences of making such an election and their ability to do so.

United States Information Reporting and Backup Withholding

Dividend payments with respect to IsoTis Shares and proceeds from the sale, exchange or other disposition of IsoTis Shares may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders are generally not subject to US information reporting or backup withholding requirements. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through US-related financial intermediaries. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10. F.          Dividends and Paying Agents

Not applicable.

10. G.          Statements by Experts

Not applicable.

10. H.          Documents on Display

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained at the Internet site the SEC maintains at www.sec.gov.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

10. I.          Subsidiary Information

Not applicable.

ITEM 11.          Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates.

Foreign Exchange and Interest Rates

The Company’s currency risk is derived from potential changes in functional currency values of the Company’s non-functional currency denominated assets, liabilities and cash flows. The Company’s most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany loans, generating currency translation gains or losses that impact our non-operating income/expense levels in the respective period.

The Company’s indebtedness, primarily related to the Company’s mortgage facility and capital lease obligations, creates interest rate risk.

The Company monitors these risks on an ongoing basis. The Company has not entered into any derivative financial instruments during the years ended December 31, 2003, 2002 and did not have any outstanding derivative financial instruments at December 31, 2004.

Inflation

The Company does not believe its operations have been materially impacted by inflation.

ITEM 12.          Description of Securities other than Equity Securities

None.

PART II

ITEM 13.          Defaults, Dividends Arrearages and Delinquencies

None.

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.          Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15(d)-15(e). Based upon, and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level because of the material weaknesses discussed below. Due to the material weakness described below, the Company performed additional analyses and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

At December 31, 2004 the Company’s system of internal control over the financial statement close process was not properly designed; in particular the process to review and analyze elements of the financial statement close process and to prepare consolidated financial statements in an accurate and timely manner. Additionally, completion of the consolidation process was not performed within the timetable established by the Company as part of its overall financial statement close process. Accordingly, internal controls related to the Company’s financial statement close process have not reduced to a relatively low level of risk that errors in amounts that would be material in relation to the financial statements may occur and may not be detected within a timely period by management in the normal course of business.

During the course of our audit by our independent auditors, a significant number of adjustments were recorded by the Company as a result of findings by our auditors, some of which were the result of deficiencies in the design or operation of internal controls relating to routine, non-routine and estimation processes.

Remediation of the Material Weakness

To remediate the material weaknesses described above (1) management has changed its staffing in our finance department in 2005 by hiring a new Chief Financial Officer and a senior level financial manager (2) management is in the process of implementing a new closing and consolidating process that includes a new consolidation software package, and a new financial closing procedure in the US and Europe. Management believes that these planned changes will be sufficient to correct the internal control design deficiency underlying the material weakness described above.

Changes in Internal Control Over Financial Reporting

Except as otherwise discussed herein, there have been no changes in our internal control over financial reporting during our fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          [Reserved]

16. A.                 Audit Committee Financial Expert

The members of our audit committee are all independent, non-executive members of the Board of Directors. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. The audit committee does include an “audit committee financial expert” as that term is defined in the rules promulgated under the Sarbanes-Oxley Act of 2002. The Board has determined that Henjo Hielkema is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Mr. Hielkema is “independent,” as determined in accordance with the rules of the American Stock Exchange (AMEX). For more information related to the audit committee financial expert see “Item 6. Directors, Senior Management and Employees”.

16. B.                 Code of Ethics

In December 2004 the Board approved adoption of a Code of Business Conduct and Ethics applicable to all employees of the Company, including the executive management and the members of the Board. The Company has posted this code of ethics to its website, www.isotis.com, where it is publicly available.

16. C.                 Principal Accountant Fees and Services

Audit Fees

The aggregate fees for 2004 and 2003 audit services provided to IsoTis S.A. and its subsidiaries by Ernst & Young were approximately $591,000 and $535,000, respectively. Such fees related to its audits of our 2004 and 2003 financial statements prepared in accordance with US GAAP.

Audit-Related Fees

Audit-related services provided to IsoTis S.A and its subsidiaries by Ernst & Young for 2003 amounted to approximately $10,000, consisting of audits of carve-out financial statements for divested operations. There were no audit-related services provided to IsoTis S.A. and its subsidiaries by Ernst & Young in 2004.

Tax Fees

Fees for tax-related compliance and tax planning services provided to IsoTis S.A. and its subsidiaries by Ernst & Young during 2004 and 2003 were approximately $50,000 and $15,000, respectively.

All Other Fees

No other services were provided by Ernst & Young during 2004 and 2003.

In total, fees for services of $641,000 and $560,000 were provided to IsoTis S.A. and its subsidiaries by Ernst & Young in 2004 and 2003, respectively. In 2004 and 2003, approximately 91% and 97% of these fees were audit or audit-related.

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

We have implemented procedures to ensure full compliance with the provisions of the Sarbanes-Oxley Act of 2002, including restrictions on the services which may be provided by Ernst & Young. The Audit Committee believes that these restrictions would have had no significant effect on the nature and scope of services provided by Ernst & Young in 2004 and 2003, nor on our ability to procure accounting, tax or other professional services as required.

The audit committee has adopted the following procedure for pre-approving audit services and other services to be provided by the Company’s independent auditors: specific services are pre-approved from time to time by the committee or by the committee chairman on its behalf. As to any services approved by the committee chairman, the approval is made in writing and is reported to the committee at the following meeting of the committee.

16. D.                  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16. E.                  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.          Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18.          Financial Statements

The following consolidated financial statements, together with the independent auditors’ report are filed as part of this Annual Report.

Index to Consolidated Financial Statements

F-1	Auditors’ Report.

F-2	Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003.

F-4	Consolidated Statements of Operations for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002.

F-5	Consolidated Statements of Shareholder’s Equity for the Years ended December 31, 2004, December 31, 2003, December 31, 2002.

F-6	Consolidated Statements of Cash Flows for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002.

F-8	Notes to the Consolidated Financial Statements.

F-27	Schedule II - Valuation and Qualifying Accounts.

ITEM 19.          Exhibits

1.1	Articles of Association of IsoTis S.A.

7.1	Product and Technology Licensing Agreement effective June 13, 2003 between IsoTis S.A. and GenSci OrthoBiologics, Inc.

7.2	Asset Purchase Agreement dated October 27, 2003 between IsoTis S.A. and Bio-Interfaces, Inc.

8.1	List of significant subsidiaries.

10.1	Employment Agreement dated December 31, 2003 between IsoTis S.A. and Pieter Wolters.

10.2	Offer Letter dated November 24, 2004 between IsoTis OrthoBiologics, Inc. and Robert Morocco.

10.3	Offer Letter dated October 22, 2004 between IsoTis OrthoBiologics, Inc. and James Abraham.

10.4	Termination Agreement dated March 17, 2005 between IsoTis S.A. and Jim Hogan.

10.5	Consulting Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay.

10.6	Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger.

10.7	Offer Letter dated February 27, 2004 between IsoTis OrthoBiologics, Inc. and William Franklin.

10.8	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman.

10.9	Consulting Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman.

10.10	Arrangement Agreement dated June 25, 2003 between IsoTis S.A. and GenSci Regeneration Sciences Inc.

10.11	Chienna B.V. Share Purchase Agreement dated May 14, 2003 between IsoTis S.A. and Octoshare B.V.

12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Pieter Wolters, Chief Executive Officer.

12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Robert Morocco, Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. Section 1350 of Pieter Wolters, Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. Section 1350 of Robert Morocco, Chief Financial Officer.

14.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, IsoTis S.A. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Irvine, California, this 12th day of May, 2005.

ISOTIS S.A.	By:	/s/ ROBERT J. MOROCCO

Robert J. Morocco
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
IsoTis SA

We have audited the accompanying consolidated balance sheets of IsoTis SA as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004.  Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis SA at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young Ltd.
Geneva, Switzerland
April 15, 2005

ISOTIS SA
Consolidated Balance Sheets

	December 31,

	2004	2003

Assets
Current assets:
Cash and cash equivalents	$25,539,603	$50,104,682
Restricted cash	3,030,402	1,629,802
Trade receivables, net of allowances for doubtful accounts of $319,020 and $279,828 in 2004 and 2003, respectively	4,414,341	3,588,780
Inventories	9,295,435	6,366,588
Unbilled receivables	435,116	1,732,402
Value added tax receivable	137,122	476,651
Prepaid expenses and other current assets	2,297,876	1,073,284

Total current assets	45,149,895	64,972,189
Non-current assets:
Restricted cash	4,605,623	6,519,385
Property, plant and equipment, net	3,270,707	5,113,851
Goodwill	16,383,069	16,383,069
Intangible assets, net	16,236,065	23,134,485

Total non-current assets	40,495,464	51,150,790

Total assets	$85,645,359	$116,122,979

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Balance Sheets

	December 31,

	2004	2003

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$3,571,784	$4,007,873
Accrued liabilities	8,468,782	7,292,133
Deferred revenue	62,042	98,893
Current portion of capital lease obligations	39,877	631,783
Current portion of interest-bearing loans and borrowings	6,796,899	6,213,502

Total current liabilities	18,939,384	18,244,184

Non-current liabilities:
Capital lease obligations	—	36,140
Interest-bearing loans and borrowings	3,067,722	4,079,341

Total non-current liabilities	3,067,722	4,115,481

Commitments and contingencies (note 15)
Shareholders’ equity:
Common stock – 76,225,091 and 79,043,069 authorized in 2004 and 2003, respectively; 69,973,289 and 69,265,881 (which includes 234,067 of treasury shares in 2004 and 2003) issued and outstanding in 2004 and 2003, respectively	49,955,146	49,389,612
Additional paid in capital	105,598,590	104,287,562
Accumulated other comprehensive income	22,822,269	17,591,842
Accumulated deficit	(114,737,752)	(77,505,702)

Total shareholders’ equity	63,638,253	93,763,314

Total liabilities and shareholders’ equity	$85,645,359	$116,122,979

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Operations

	Year ended December 31,

	2004	2003	2002

Revenues
Product sales	$25,268,629	$5,852,632	$1,459,258
Government grants	37,141	328,504	1,586,086
Royalties and research and development contracts	134,720	22,591	398,668

Total revenues	25,440,490	6,203,727	3,444,012

Operating expenses
Costs of sales	12,254,210	4,759,779	495,563
Research and development	12,159,409	16,594,437	8,440,908
Marketing and selling	13,989,841	5,755,342	3,114,299
General and administrative	15,588,846	9,674,542	5,601,429
Impairment of property, plant and equipment and intangible assets	4,743,458	1,140,052	2,279,949

Total operating expenses	58,735,764	37,924,152	19,932,148

Loss from operations	(33,295,274)	(31,720,425)	(16,488,136)
Interest income	461,535	996,850	1,768,476
Interest expense	(319,489)	(467,275)	(89,273)
Foreign exchange loss	(5,977,977)	(5,372,030)	—
Other income	1,899,155	—	—

Net loss before taxes, minority interest, discontinued operations and extraordinary item	(37,232,050)	(36,562,880)	(14,808,933)
Provision for income taxes	—	—	—
Minority interest	—	45,240	91,499

Net loss from continuing operations	(37,232,050)	(36,517,640)	(14,717,434)
Net loss from discontinued operations	—	(697,868)	(860,885)

Net loss before extraordinary item	(37,232,050)	(37,215,508)	(15,578,319)
Extraordinary gain from negative goodwill	—	—	339,982

Net loss	$(37,232,050)	$(37,215,508)	$(15,238,337)

Basic and diluted net loss per share
Continuing operations	$(0.54)	$(0.79)	$(0.51)
Discontinued operations	—	(0.01)	(0.03)
Extraordinary item	—	—	0.01

Net loss per share	$(0.54)	$(0.80)	$(0.53)

Weighted average common shares outstanding	69,548,046	46,289,021	28,727,084

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Shareholders’ Equity

				Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Common Shares		Additional Paid-in Capital

	Shares	Amount

Balance at January 1, 2002	27,636,022	$744,120	$93,511,473	$(5,115,929)	$(25,051,857)	$64,087,807
Foreign currency translation adjustment	—	—	—	11,221,210	—	11,221,210
Net loss	—	—	—	—	(15,238,337)	(15,238,337)

Total comprehensive loss	—	—	—	—	—	(4,017,127)
Issuance of common shares	301,587	9,047	544,235	—	—	553,282
Recapitalization from reverse acquisition	13,284,151	27,321,464	(5,754,290)	—	—	21,567,174
Stock-based compensation	—	—	822,331	—	—	822,331

Balance at December 31, 2002	41,221,760	28,074,631	89,123,749	6,105,281	(40,290,194)	83,013,467
Foreign currency translation adjustment	—	—	—	11,486,561	—	11,486,561
Net loss	—	—	—	—	(37,215,508)	(37,215,508)

Total comprehensive loss	—	—	—	—	—	(25,728,947)
Issuance of common shares	481,401	365,889	1,427,836	—	—	1,793,725
Exercise of stock options	40,790	31,003	18,602	—	—	49,605
Issuance of shares for acquisition, net of share issuance costs	27,521,930	20,918,089	10,581,845	—	—	31,499,934
Stock-based compensation	—	—	3,135,530	—	—	3,135,530

Balance at December 31, 2003	69,265,881	$49,389,612	$104,287,562	$17,591,842	$(77,505,702)	$93,763,314
Foreign currency translation adjustment	—	—	—	5,230,427	—	5,230,427
Net loss					(37,232,050)	(37,232,050)

Total comprehensive loss	—	—	—	—		(32,001,623)
Exercise of stock options	707,408	565,534	46,978	—	—	612,512
Acquisition of minority interest			57,157			57,157
Reversal of share issuance costs			522,916			522,916
Stock-based compensation	—	—	683,977	—	—	683,977

Balance at December 31, 2004	69,973,289	$49,955,146	$105,598,590	$22,822,269	$(114,737,752)	$63,638,253

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Cash Flows

	Year ended December 31,

	2004	2003	2002

Cash flows from operating activities
Net loss from continuing operations	$(37,232,050)	$(36,517,640)	$(14,717,434)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities (net of effect of business combination):
Depreciation and amortization	5,364,935	3,964,948	1,902,371
Gain of sale of assets	(1,587,057)	—	—
Impairment of property, plant and equipment	622,210	1,140,052	2,279,949
Impairment of intangible assets	4,121,248	—	—
Stock-based compensation expense	683,977	3,135,530	822,331
Minority interest	—	(45,240)	(91,499)
Change in operating assets and liabilities:
Inventories	(2,826,859)	2,080,092	(234,182)
Trade receivables	(686,658)	354,960	(351,028)
Other current assets	1,190,633	580,430	(421,166)
Deferred revenue	(40,562)	(277,011)	35,695
Trade and other payables	(417,827)	(5,181,775)	392,898
Restructuring provision	564,583	869,119	308,254

Net cash flows used in operating activities	(30,243,427)	(29,896,535)	(10,073,811)
Cash flows from investing activities
Purchase of intangible assets	(441,753)	(1,448,571)	(1,202,894)
Purchase of property, plant and equipment	(851,000)	(483,273)	(4,311,879)
Proceeds from sale of assets	996,402	—	—
Sale of short-term investments	—	—	7,260,751
Cash acquired in business combination	—	572,480	21,358,739
Change in restricted cash	748,154	(8,149,187)	—
Change in minority interest	(57,157)	(150,702)	—
Change in non-current deposits	—	87,089	—
Payment of business combination transaction costs	—	(6,170,931)	(819,142)

Net cash flows provided by (used in) investing activities	394,646	(15,743,095)	22,285,575
Cash flow from financing activities
Proceeds from issuance of common shares	612,512	52,726	553,281
Proceeds from interest-bearing loans and borrowings	162,120	1,697,243	2,973,983
Repayments of interest-bearing loans and borrowings	(1,625,365)	(4,056,356)	(835,111)

Net cash flows (used in) provided by financing activities	(850,733)	(2,306,387)	2,692,153
Gain on cash held in foreign currency	6,134,435	13,035,298	10,696,793
Net (decrease) increase in cash and cash equivalents from Continuing operations	(24,565,079)	(34,910,719)	25,600,710
Discontinued operations	—	(380,680)	(504,090)

Net (decrease) increase in cash and cash equivalents	(24,565,079)	(35,291,399)	25,096,620
Cash and cash equivalents at the beginning of the year	50,104,682	85,396,081	60,299,461

Cash and cash equivalents at the end of the year	$25,539,603	$50,104,682	$85,396,081

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
Consolidated Statements of Cash Flows

	Year ended December 31,

	2004	2003	2002

Supplemental disclosure of non-cash investing activities
Acquisitions:
Short term investment	$—	$—	$6,901,766
Trade receivables	—	2,718,349	58,647
Inventories	—	8,049,174	46,520
Property, plant and equipment	—	920,435	1,931,695
Other current assets	—	577,457	754,539
In-process research and development	—	800,000	2,192,982
Patent technology	—	7,550,000	3,757,974
Intangibles	—	14,450,000	—
Goodwill	—	16,383,069	—
Interest bearing loans and borrowings	—	(7,825,000)	(1,011,852)
Trade and other payables	—	(6,952,307)	(2,201,514)

Fair value of assets acquired (other than cash)	$—	$36,671,177	$12,430,757

The accompanying notes are an integral part of these consolidated financial statements.

1.          Business Activities and Basis of Preparation

IsoTis SA (the “Company”) is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements and in craniomaxillofacial and dental applications. The Company has its registered headquarters in Lausanne, Switzerland, and is a public company incorporated under the laws of Switzerland with an indefinite duration. Its corporate offices and executive management team are located in Irvine, California in the United States.  Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing and finance and administration activities are performed in the United States.  The Company maintains an international sales office in Switzerland and a manufacturing and development team in the Netherlands.

On December 3, 2002, the merger of IsoTis NV (“pre-merger IsoTis”) and Modex Therapeutiques SA (“Modex”) became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. As described in note 3 to the consolidated financial statements, for accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre-merger IsoTis and the results of operations of Modex from December 3, 2002, the date of acquisition, through December 31, 2002 and all periods thereafter.   During 2003 and 2004, the Company purchased the remaining 1.9% of the shares of pre-merger IsoTis.

On October 27, 2003, the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci OrthoBiologics”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

The consolidated financial statements have been prepared in accordance with US generally accepted accounting principles and include the following consolidated subsidiaries:

Company	Location	Ownership

IsoTis NV	The Netherlands	100.00%
IsoTis TE facility BV	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	United States	100.00%
EpiSource SA	Switzerland	100.00%
Modex Therapeutics GmbH	Germany	100.00%

The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

The Company is in the process of legally dissolving EpiSource SA and Modex Therapeutics GmbH.   The liquidation is not expected to have a material impact on the results of operations.

Effective January 1, 2003, the Company changed its reporting currency to the US dollar. Prior to January 1, 2003 the Company’s reporting currency was the Euro. All prior period financial statements have been recast in US dollars using historical exchange rates.

2.          Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are shown at their net realizable value, which approximates their fair value.

The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience. At December 31, 2004 and 2003, the allowance for doubtful accounts reserve was $319,020, and $279,828, respectively.

Financial Instruments

The Company’s financial instruments include primarily cash and cash equivalents, trade receivables, other receivables, trade payables and short term and long term borrowings.  These financial instruments, other than long term borrowings, are short term in nature and therefore their carrying values approximate fair values. The carrying values of the Company’s long term borrowings also approximate fair values as variable or fixed interest rates approximate market rates at December 31, 2004.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (FIFO) basis. The cost of work-in-progress and finished goods includes materials, direct labor and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

Long-Lived Assets other than Goodwill

Property, plant and equipment comprise laboratory and office facilities, furniture and fixtures and computers and laboratory equipment. These tangible fixed assets are valued at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Laboratory and office facilities	5 years

Furniture and fixtures	5 years

Laboratory equipment	5 years

Computers and software	3 years

Property, plant, and equipment under construction are not depreciated until construction is complete and assets are placed in production.

Intangible assets are comprised of acquired unpatented technology, patent rights and a distribution network. Such rights are valued at cost less accumulated amortization.  Acquired unpatented technology is amortized over 8 years.  Acquired patent rights are amortized in accordance with the expected useful life of each patent, generally between 8 and 13 years and the acquired distribution network is amortized over 5 years.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Events or circumstances that would necessitate an impairment review primarily include an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the assets’ carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The Company recognized an impairment charge to operations of $622,210, $1,140,052 and $2,279,949 related to property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, the Company recognized an impairment charge to operations of $4,121,248 related to intangible assets for the year ended December 31, 2004.

Goodwill

In accordance with SFAS No. 142, Goodwill and other Intangible Assets, the Company does not amortize goodwill.   The Company completed the annual impairment test for goodwill required by SFAS 142. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see note 3) in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. The Company conducted the first phase of its annual impairment test during the fourth quarter of 2004 and found no impairment to goodwill.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, possession of the product has passed and there has been a transfer of the significant risks and rewards, which is generally when the delivery of the product has occurred, collection is reasonably assured and there are no continuing performance obligations. Shipping and handling fees are included in revenue and related costs are included in cost of goods sold.

The Company receives certain government grants, which support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable.

The Company recognizes revenue from royalties when they become fixed and payable and when collection is reasonably assured.

For contract research and development revenues, milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company’s performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were $202,234, $74,133 and $116,574 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the future periods in which options vest. Stock based compensation recorded as expense for the years ended December 31, 2004, 2003 and 2002 was $683,977, $3,135,530 and $822,331, respectively.

Foreign Currency Translation

The Company’s reporting currency is the US dollar. The functional currency for the Company’s legal entity in Switzerland is the Swiss Franc (denoted as “CHF”) and for all other European entities the Euro. The Company’s functional currency for all entities in the Americas is the US dollar. Assets and liabilities of the Swiss legal entity and the Netherlands legal entity are translated at the exchange rate in effect at the end of the period. All statement of operations accounts of the Swiss legal entity and the Netherlands legal entity are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders’ equity. All transactions in currencies other than the local functional currency are remeasured into the local functional currency at the rate prevailing at the time of the transaction and are included in the statement of operations in the year to which they relate.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards.   Deferred tax assets and liabilities are measured using currently enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statements of Operations in the period in which the changes are enacted.   The Company determines the need for a valuation allowance based on available evidence to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Financial Market Risks

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates. The Company’s currency risk is derived from potential changes in functional currency values of the Company’s non-functional currency denominated assets, liabilities and cash flows. The Company’s most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. The Company’s indebtedness, primarily related to the Company’s mortgage facility and capital lease obligations, create interest rate risk. The Company monitors these risks on an ongoing basis. The Company had no derivative financial instruments at December 31, 2004 and 2003.

Risks and Uncertainties

The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-

average number of common shares outstanding including the dilutive effect of stock options, if any. The Company has no other potentially dilutive securities. There is no difference in basic and diluted net loss per share recorded by the Company because the impact of stock options outstanding is anti-dilutive in all periods.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands and the United States. In general, employees may contribute a percentage of their base salaries, subject to certain limitations. The Company contributed to these plans and recognized expense of $563,587, $550,695 and $445,774, respectively, for the years ended December 31, 2004, 2003 and 2002.

Recent Accounting Pronouncements

In the first quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”). The adoption of FIN 46 had no impact on the Company’s financial position or results of operations.   The Company does not have any arrangements or relationships with special purpose entities or that would be considered variable interest entities.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company currently believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial position or results of operations.

In November 2004, the EITF reached a consensus on Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company currently believes that the adoption of EITF 03-13 will not have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), Share-Based Payment, SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock Issued to Employees, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) must be adopted by the Company in the quarter beginning January 1, 2006. Currently, the Company uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees and is evaluating option valuation models, including the Black-Scholes option pricing model, to determine which model the Company will utilize upon adoption of SFAS No. 123(R). The Company plans to adopt SFAS 123(R) using the modified-prospective method. We do not anticipate that adoption of SFAS 123(R) will have a material impact on the Company’s stock based compensation expense.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year classifications.

3.          Business Combination

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis SA closed and the Company acquired 100% of the outstanding shares of GenSci OrthoBiologics, Inc. from GenSci Regeneration Sciences Inc. (“GenSci”) in exchange for 27,521,930 common shares of the Company. As a result of the acquisition, GenSci OrthoBiologics was renamed IsoTis OrthoBiologics, Inc. GenSci and the shareholders of pre-merger GenSci became shareholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

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

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs. The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate use, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management’s best estimates of market size and growth.

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

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of pre-merger IsoTis owned the majority of the Company’s common shares after the merger. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis. The aggregate purchase price of $24,477,565 (€24,555,893) includes the purchase by pre-merger IsoTis of 13,805,340 shares of Modex valued at $21,746,989 (€21,816,579) and merger costs of $2,730,576 (€2,739,314). The fair value of Modex shares was derived using the average market price per share of Modex stock of €1.5803, which was based on an average of the closing prices for a range of trading days around September 23, 2002, the date the merger was announced. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. The Company identified net tangible assets acquired of $27,838,542 (€27,927,625), intangible assets of $3,757,974 (€3,770,000) and in-process research and development of $2,192,982 (€2,200,000). Intangible assets consist principally of patented technology.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs. The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 40% to 60% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management’s best estimates of market size and growth. The Company identified one research and development project related to Modex’s Allox technology.

As the fair value of identified net assets acquired of $33,789,496 (€33,897,625) exceeds the aggregate purchase price of Modex, the Company reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in the Company recognizing an extraordinary gain of $339,982 (€360,823) in 2002.

Unaudited Pro Forma Results

The following unaudited pro forma financial information for the years end December 31, 2003 and 2002 has been prepared assuming that the acquisitions of Modex and GenSci had taken place at January 1, 2002. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had these acquisitions taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

	Unaudited Pro Forma Year ended December 31,

Amounts in thousands except per share numbers	2003	2002

Total revenues	$24,243	$25,386
Loss from operations	(31,012)	(34,560)
Net loss	(36,524)	(32,013)
Net loss per share – basic and diluted	$(0.58)	$(0.57)

4.          Discontinued Operation

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of $3,182,676 (€2,817,623), resulting in a net loss on disposal of $213,368 (€188,895). In accordance with the terms of the agreement, the Company is entitled to receive incremental payments from Octoshare BV with respect to commercial development milestone payments by other parties to Octoshare BV during a 36 month period following the consummation of the transaction. Based on the nature of the milestone payments, the Company is entitled to receive between 30% to 60% of the aggregate payments received by Octoshare BV. Also, the terms of the arrangement entitle the Company to receive royalties ranging from 7.5% to 20% of Octoshare’s operating results, based upon the aggregate net operating result achieved by Octoshare BV.

During the year ended December 31, 2003, Chienna had revenues of $38,631 (€34,200) and a net loss of $484,500 (€428,928). Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.

	Year ended December 31,

	2003	2002

Discontinued operations:
Net loss from discontinued operations	$(484,500)	$(860,885)
Net loss on disposal	(213,368)	—

Net loss from discontinued operations	$(697,868)	$(860,885)

Cash flow from discontinued operations:
Net loss from discontinued operations	$(697,868)	$(860,885)
Changes in working capital	(898,267)	386,674
Cash flow from financing activities	1,215,455	(29,879)

Net cash used in discontinued operations	$(380,680)	$(504,090)

5.          Gain on Sale of Assets

During 2004, in connection with the Company’s decisionto reduce the size of its operations in Switzerland, the Company sold property, plant and equipment from its facility. In addition, in December 2004 the Company sold its wound management activities to DFB Pharmaceuticals, Inc. In total, these asset sales resulted in a gain of $1,587,057. The gain on the sale of assets is included in other income in the Consolidated Statement of Operations.

6.          Intangible Assets

Intangible assets are as follows:

	As of December 31, 2004			As of December 31, 2003

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Unpatented technology	$8,937,000	$(1,625,744)	$7,311,256	$11,050,000	$(230,208)	$10,819,792
Patents	9,071,695	(2,253,553)	6,818,142	10,012,629	(984,603)	9,028,026
Distribution network	2,900,000	(793,333)	2,106,667	3,400,000	(113,333)	3,286,667

	$20,908,695	$(4,672,630)	$16,236,065	$24,462,629	$(1,328,144)	$23,134,485

In accordance with FAS 144, the Company completed an impairment test of intangible assets with finite lives that were recorded as part of the purchase of the US Operations of GenSci.  This analysis resulted in the recognition of an impairment of certain unpatented and patented technology and the distribution network acquired totaling $2,882,001 to reduce the value of intangible assets to their respective fair values. Fair value was determined using discounted estimated cashflows.

During the first quarter of 2004, the Company entered into a contract with a provider of synthetic products. The contract granted marketing rights over a bone cement product.  Subsequent to entering into the contact, the Company decided to cease distribution of the bone cement product based on poor market acceptance and competitive disadvantage relative to other competing products on the market.  A write-off of $384,338 was recorded for the upfront license fee paid by the Company associated with this contract.

Under the terms of the agreement between GenSci and IsoTis signed prior to the acquisition, GenSci assigned to IsoTis a license agreement with BioInterfaces, Inc (“BioInterfaces”) for the use of certain proprietary technology. In accordance with an asset purchase agreement between IsoTis and BioInterfaces effective October 27, 2003, IsoTis exercised its option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,000. In 2004, the Company determined that this asset was fully impaired in connection with a decision to terminate any plans to market such products. An impairment charge was recorded for the remaining book value of $854,909.

Aggregate amortization expense for intangible assets for the years ended December 31, 2004, 2003, and 2002 was $3,308,457 and $1,803,628 and $110,857, respectively.  Estimated amortization expense is as follows for the next five years ending December 31:

2005	$3,394,175
2006	3,394,175
2007	3,231,277
2008	2,637,654
2009	2,637,654

$15,294,935

7.          Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of December 31,

	2004	2003

Non-operating property, plant and equipment	$1,364,819	$1,347,776
Operating property, plant and equipment	1,905,888	3,766,075

	$3,270,707	5,113,851

Non-Operating Property, Plant and Equipment

In conjunction with the Company’s plan to restructure certain operating activities during 2002, as described in Note 12 to the Consolidated Financial Statements, IsoTis SA announced plans to cease its tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The Company considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company’s determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. During the first quarter of 2005, the Company decided to actively market the sale of the Heerlen facility. The Company expects to complete the sale of this facility during 2005.

The composition of non-operating plant and equipment is as follows:

	As of December 31,

	2004	2003

Land	$547,725	$509,690
Property, plant and equipment	817,094	838,086

Total	$1,364,819	$1,347,776

Operating Property, Plant and Equipment

The composition of operating property, plant and equipment, net of $9,703,900 and $6,904,745 in accumulated depreciation as of December 31, 2004 and 2003, respectively, is as follows:

	As of December 31,

	2004	2003

Laboratory and office facilities	$425,810	$1,039,618
Furniture and fixtures	197,882	243,664
Computer equipment and software	280,244	404,536
Laboratory equipment	863,498	1,880,522
Property, plant and equipment under construction	138,454	197,735

	$1,905,888	$3,766,075

Depreciation and impairment expense for property, plant and equipment is as follows:

	Year ended December 31,

	2004	2003	2002

Depreciation expense	$2,056,478	$2,161,320	$1,791,514
Impairment recognized	$622,210	$1,140,052	$2,279,949

The value of assets included above under capital leases are as follows:

	As of December 31,

	2004	2003

Gross amount	$188,326	$1,790,629
Accumulated amortization	(150,809)	(1,343,697)

Net book value	$37,517	$446,932

Assets under capital leases are primarily furniture and fixtures, computer and laboratory equipment.

8.          Employee Loans and Related Party Transactions

In June 2003, the Company licensed certain technology from GenSci Regeneration, for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci Regeneration upon the Company’s achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to the Company’s acquisition of GenSci OrthoBiologics.

The Company paid $950,000 on October 27, 2003 to purchase and license certain technologies from BioInterfaces, Inc., a company that is partially owned by a previous consultant of GenSci who is now an officer of the Company.  In 2004, the Company determined that this asset was fully impaired as the

Company had not put on the market any products using this technology and had no plans to market any such products.

There were no other significant transactions with related parties during the years ended December 31, 2004, 2003 and 2002.

9.          Inventory

At December 31, 2004 and 2003 all inventory relates to finished goods, raw materials and work in progress. The composition of inventory is as follows:

	As of December 31,

	2004	2003

Raw materials and deferred processing costs	$4,836,608	$2,953,776
Work in progress	2,231,648	1,914,374
Finished goods	2,918,647	2,150,184

	9,986,903	7,018,334
Valuation reserve	(691,468)	(651,746)

	$9,295,435	$6,366,588

10.          Shareholders’ Equity

Share Capital

In conjunction with the business combinations described in Note 3, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2004 and 2003, the nominal value of the Company’s common shares is CHF 1 each.

The Company’s Board of Directors (the “Board”) was authorized until June 19, 2004 to increase the share capital by 2,700,000 shares, with a nominal value of CHF 1 each. The Board was also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends. These shares are no longer authorized as of December 31, 2004 as the Board did not issue the shares by June 19, 2004.

The Board was authorized until November 20, 2004 to increase the share capital by up to 118,599 shares, with a nominal value of CHF 1 each, to be fully paid in by the contribution in kind of common shares in the capital of IsoTis NV at an exchange ratio of 1.4 newly issued shares per share of IsoTis NV. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares would be entitled to dividends. These shares are no longer authorized as of December 31, 2004 as the Board did not issue the shares by November 20, 2004.

During 2003, the Company acquired 343,858 additional shares of IsoTis NV to bring its ownership interest to 99.86% from 98.12% at December 31, 2002. The IsoTis NV shareholders received a total of 481,401 shares of the Company or 1.4 for one share exchange, the same ratio as in the original transaction. On December 15, 2003, the Company initiated buy-out proceedings to acquire the remaining 0.14% (28,420 shares) of the outstanding IsoTis NV shares by requesting the Enterprise Section of the Amsterdam Court of Appeals (Ondernemingskamer) to order the remaining shareholders to transfer their shares against payment of a reasonable buy-out price. On June 3, 2004, as no minority shareholders appeared in court, the buy-out price was established by the Enterprise Section of the Amsterdam Court of Appeals at $3.42 (€2.52). On June 22, 2004, the Company transferred $97,148 (€71,770) to the designated escrow account (consignatiekas) of the Dutch Ministry of Finance in the name of the remaining (unknown) minority shareholders, and thereby became the beneficial shareholder of the last outstanding shares of IsoTis NV.

A total of 7,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company’s stock option plans. Out of these 7,000,000 conditional shares, 707,408 and 40,790 were issued during 2004 and 2003, respectively. 6,251,802 conditional shares remain available for issuance at December 31, 2004 (6,959,210 shares at December 31, 2003).

The components of authorized shares at December 31, 2004 and 2003 are as follows:

	Issued Shares			Conditional Capital (1)

	Outstanding	In Treasury	Total	Authorized Capital (1)	Stock Options	Authorized Shares

December 31, 2003	69,031,814	234,067	69,265,881	2,818,599	6,959,210	79,043,690
Change	707,408	—	707,408	(2,818,599)	(707,408)	(2,818,599)

December 31, 2004	69,739,222	234,067	69,973,289	—	6,251,802	76,225,091

(1)	As defined by Swiss law.

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. At December 31, 2004, a total of 1,699,704 options (at December 31, 2003: 1,995,126 options) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees; the terms of this plan are similar to the existing IsoTis plans.

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

Subsequent to the 2002 business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2004 and 2003 from CHF to US dollars was 1.1412 and 1.2380, respectively.  A summary of stock option activity for the Company’s stock option plans are as follows:

	Number of Options	Weighted Average Exercise Price

Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at December 31, 2004	4,552,098	CHF 1.68

The following table summarizes information about the Company’s stock options outstanding at December 1, 2004:

	Outstanding Options at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Option Price	Exercisable Options

CHF 1.00	1,047,300	5.03	CHF 1.00	990,128
CHF 1.01 - 1.50	600,000	5.01	CHF 1.28	177,455
CHF 1.51 - 2.00	696,850	2.26	CHF 1.62	600,850
CHF 2.01 - 2.50	1,927,948	2.94	CHF 2.02	1,927,948
CHF 2.51 - 3.00	169,500	5.54	CHF 2.67	12,500
CHF 3.01 - 3.31	110,500	5.59	CHF 3.17	25,000

Outstanding at end of year	4,552,098	3.75	CHF 1.68	3,733,881

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31,

	2004	2003

Risk-free interest rate	3.01% to 3.89%	2.94% to 3.24%
Expected dividend yield	—	—
Expected volatility	64.65% to 65.71%	66.23% to 67.66%
Expected life (years)	4.00	4.00
The weighted average fair value of options noted above which were granted during the year ended December 31, 2004 and 2003, respectively, are as follows:
Stock price greater than exercise price	—	CHF 1.22
Stock price equal to exercise price	CHF 2.25	CHF 1.56
Stock price less than exercise price	CHF 3.31	—

11.          Accrued Liabilities

Components of accrued liabilities that exceed 5% of total current liabilities are as follows:

	As of December 31,

	2004	2003

Accrued salary and benefits	$2,129,086	$1,995,371
Accrued option tax claim	1,565,101	1,165,134
Other	4,774,595	4,131,628

	$8,468,782	$7,292,133

12.          Interest-Bearing Loans and Borrowings and Capital Lease Obligations

Interest-bearing loans and borrowings consist of the following:

	As of December 31,

	2004	2003

Mortgage facility	$5,780,399	$5,200,171
Capital lease obligations	39,877	667,923
Structured debt payments	4,000,000	5,000,000
Promissory note	84,222	92,672

	9,904,498	10,960,766
Less current maturities	(6,836,776)	(6,845,285)

Long term portion	$3,067,722	$4,115,481

Maturities of long term debt at December 31, 2004 are as follows:

Years ending December 31,
2005	$6,836,776
2006	1,017,685
2007	1,018,971
2008	1,020,351
2009	10,715
Thereafter	—

$9,904,498

The Company paid interest of $287,254, $467,275 and $52,548 in the years 2004, 2003 and 2002, respectively.

Mortgage Facility

The Company obtained a mortgage facility for the construction of its tissue engineering facility in Heerlen, The Netherlands. The mortgage facility amounts to maximum $8,121,278 (€6,000,000) and is collateralized by the value of the related property and plant.

Interest accrues on the outstanding mortgage balance based on the 1-month Euribor tariff plus 125 basis points (average interest rate for 2004 and 2003 were 3.33% and 3.64%, respectively). The term of the mortgage facility is 12 years and the maximum amount of the facility is reduced €167,000 per quarter, beginning December 31, 2004. Based on the Company’s decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility is due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility of $5,780,399(€4,270,385) is included in current liabilities.

Capital Lease Obligations

The Company leases a portion of its fixed assets, notably furniture and fixtures, computer and laboratory equipment. These leases are capital leases, which expire over the next year and have an interest rate varying from 6% to 12%. Amortization of fixed assets recorded under capital leases is included in depreciation expense. Future minimum annual payments under all non-cancelable capital leases as of December 31, 2004:

2005	$40,825

Total minimum lease payments	40,825
Less amounts representing finance charges	(948)

Present value of minimum lease payments	$39,877

Structured Debt Payments

With the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company assumed scheduled debts as per the GenSci Chapter 11 Plan of Reorganization. As of December 31, 2004 the remaining balance of these debts recorded as liabilities was $4,000,000, which is backed by a letter of credit of $4,250,000 that is in turn backed by restricted cash of $4,252,022. Principal and interest are due annually through 2008. This debt bears interest at the US Federal Judgment Rate (average interest rate for 2004 and 2003 were 1.28% and 2.03%, respectively).

Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2009.

13.          Income Taxes

The provision (benefit) for taxes based on income (loss) from continuing operations was nil as of December 31, 2004, 2003 and 2002.

The provision (benefit) for taxes based on income (loss) from continuing operations differs from the amount obtained by applying the statutory tax rate as follows:

	Years ended December 31,

	2004	2003	2002

Income tax provision (benefit) at statutory rate	$(13,031,000)	$(12,781,000)	$(5,151,000)
Increase (decrease) in taxes resulting from:
Income tax credits	(137,000)	(13,000)	—
Non-deductible acquisition costs	20,000	146,000	—
In-process research & development	—	280,000	—
Increase in valuation allowance	13,148,000	12,368,000	5,151,000

	$—	$—	$—

Deferred tax assets and liabilities determined in accordance with FASB No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes.  The laws measure such amounts and the expected future tax consequences of net operating loss carryforwards. Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in the balance sheet, are as follows:

	As of December 31,

	2004	2003

Deferred tax assets:
Foreign net operating loss carryforwards	$48,701,000	$44,332,000
Federal and state net operating loss carryforwards	9,226,000	6,600,000
Accrued settlement costs	1,601,000	2,159,000
Accruals not currently deductible for tax purposes and other	2,448,000	1,780,000
Tax credit carryforwards	877,000	661,000
Fixed and other intangible assets	21,000	—
Valuation allowance	(56,016,000)	(44,697,000)

Total deferred tax assets	6,858,000	10,835,000

Deferred tax liabilities:
Purchased intangibles	6,251,000	8,580,000
Foreign accruals and other	607,000	2,046,000
Fixed and other intangible assets	—	209,000

Total deferred tax liabilities	6,858,000	10,835,000

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment.  During the years ended December 31, 2004 and 2003, due to uncertainties surrounding the realization of the cumulative federal and state net operating losses sustained during 2004 and 2003, the Company has recorded a valuation allowance against all of the net deferred tax assets.

At December 31, 2004, the Company has foreign, federal and state net operating loss carryforwards totalling approximately $181,500,000, $24,800,000 and $10,600,000, respectively.  Foreign net operating loss carryforwards begin to expire in 2005, federal net operating loss carryforwards begin to expire in 2021, while state net operating loss carryforwards begin to expire in 2013.

Approximately $10.4 million of federal and state deferred tax assets, consisting of net operating loss carryforwards, income tax credits and other temporary differences resulted from the Company’s acquisition of GenSci OrthoBiologics (see Note 3 - “Business Combination”).  For financial reporting purposes, a valuation allowance of approximately $748,000 has been recorded to offset a portion of these deferred tax assets.  When realized, the tax benefit for those items will be applied to reduce goodwill related to the acquisition of GenSci OrthoBiologics.

At December 31, 2004, the Company has federal and state income tax credit carryforwards of approximately $877,000, which begin to expire in 2008.

At December 31, 2004, the Company has approximately $383,000 federal and $470,000 state charitable contribution carryforwards, which begin to expire in 2005.

The Company did not pay any income taxes during 2004, 2003 and 2002.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s federal and state net operating loss carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

The Company operates within multiple taxing jurisdictions and is subject to income tax, VAT and other audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and can potentially result in tax payments.

United States and foreign losses from continuing operations before income taxes are as follows:

	Year ended December 31,

	2004	2003	2002

United States	$(15,816,337)	$(4,426,000)	$—
Foreign	(21,415,713)	(32,091,640)	(14,717,434)

	$(37,232,050)	$(36,517,640)	$(14,717,434)

14.   Restructuring

2004 Restructuring

In 2004, the Company announced a plan to shutdown most of its Bilthoven operations,  excluding limited production of its products. As a result, the Company recorded $1,664,882 in restructuring costs related to employee severance costs. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. As of December 31, 2004, $1,100,299 of the severance costs has been paid. The remaining amount of severance costs of $564,583 are expected to be paid during 2005.

2003 Restructuring

In the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, the Company recognized a charge of $563,169 in 2003 relating to the termination of approximately 19 employees in the Netherlands. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. The Company accounted for these costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.  As of December 31, 2004, the severance costs have been fully paid.

2002 Restructuring

On December 17, 2002, the Board approved a plan to restructure the Company’s operations to focus on those products with the highest profit potential. Implementation of the restructuring plan resulted in the termination of 41 Switzerland and Netherlands based employees with aggregate severance costs of $1,033,243. The Company’s plan included the termination of certain research and development and administrative personnel. The Company accounted for the restructuring in accordance with the provisions of Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Prior to December 31, 2002, the Company met the criteria established by EITF 94-3 to record severance costs associated with the Company’s Switzerland based employees and charged to operations related costs of $308,254 in fiscal year 2002, which were paid in 2003. The Company charged to operations and paid severance costs of $724,989 associated with affected Netherlands based employees during 2003. The Company did not pay any severance costs in 2002. These reorganization expenses are included in the profit and loss line items Research and development, Marketing and sales, and General & administrative, based on the individual employees involved.

15.          Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Product sales by geographic location are as follows:

	Year ended December 31,

	2004	2003	2002

The Netherlands	$4,687,800	$2,132,702	$1,410,310
Switzerland	134,672	140,917	48,948
United States	20,446,157	3,579,013	—

	$25,268,629	$5,852,632	$1,459,258

Long-lived assets by geographic location are as follows:

	As of December 31,

	2004	2003

The Netherlands	$2,480,606	$4,464,132
Switzerland	163,980	1,242,632
United States	16,862,186	22,541,572

	$19,506,772	$28,248,336

16.          Commitments and Contingencies

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of $2,776,467 (€2,204,237) and expired on December 31, 2002. The Company recognized revenues of $797,707 (€706,210) in the year ended December 31, 2002, related to the grant. During 2003, the Company commercialized products as defined by the agreement, as a result, all or a portion of grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. If future royalty payments are not adequate to repay the grant, the Company has no future obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determinable at December 31, 2004.

Operating Lease Commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2004:

2005	$1,137,641
2006	1,096,230
2007	831,299
2008	251,107
2009	64,893
Thereafter	—

$3,381,170

Rent expense for the years ended December 31, 2004, 2003 and 2002 was $1,414,041, $1,337,080 and $397,239, respectively.

Restricted Cash

The Company has bank guarantees for payment obligations held by the Company resulting in the restriction of cash totaling $7,636,025 and $8,149,187 at December 31, 2004 and 2003, respectively.

Collaborative Agreements

Certain ongoing longer-term internal research and development programs will be pursued under a four-year cooperation agreement between the Company and Twente University. For a fixed financial investment, the Company will have the exclusive right to further inventions by the original scientific founders of the Company and a group of researchers including 15 scientists formerly employed by the Company who were transferred to Twente University during 2003. The Company has the following non-cancelable commitments which are recorded in related to this research and development agreement as of December 31, 2004:

2005	$1,428,928
2006	1,436,576
2007	65,329
Thereafter	—

$2,930,833

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims. Although it is not possible to predict with certainty the outcome or costs of these matters, the Company believes the likelihood is remote that individually or in the aggregate any sum required to be paid in connection with liabilities recorded related to these matters will have a material adverse affect on its financial position, results of operations or cashflows.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable

	2004	2003	2002

Allowance for doubtful accounts deducted from accounts receivable
Beginning balance	$279,828	$—	$24,714
Write-off of bad debt	(90,462)	—	(24,714)
Acquisition related additions	—	140,196	—
Additions to reserve	129,654	139,632	—

Ending balance	$319,020	$279,828	$—

Inventory

	2004	2003	2002

Valuation allowance for inventory
Beginning balance	$651,746	$—	$—
Write-off of inventory	(576,675)	—	—
Acquisition related additions	—	476,487	—
Additions to reserve	616,397	175,259	—

Ending balance	$691,468	$651,746	$—