Form 20-F/A
period 2004-12-31
ISOTIS SA
filed 2005-05-16
CIK 1267042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F/A

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

On July 8, 2004 IsoTis and Jacques Essinger, formerly Chief Executive Officer, entered into a termination agreement effective June 30, 2004. IsoTis paid Mr. Essinger the total amount of CHF 1,028,689 ($872,328) comprising severance of CHF 480,001 ($407,041) and remuneration of CHF 548,688 ($465,287) in consideration of termination of his employment agreement with the Company. Mr. Essinger had previously been awarded 617,259 share options, of which 317,259 options with an exercise price of CHF 1.60 were fully vested as of the date of the agreement. The Company agreed that these options could be exercised at any time between June 30, 2004 and June 30, 2005. The Company also agreed to accelerate the vesting of the remaining 300,000 options, which had an exercise price of CHF 1.28. As well, if IsoTis is subject to a change of control, any of the 300,000 options with an exercise price of CHF 1.28 which were not vested at the time of such change of control would become automatically vested as of such date.

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