Form 20-F
period 2005-12-31
ISOTIS SA
filed 2006-04-13
CIK 1267042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company to report_________________

For the transition period from ___________________ to ___________________

Commission file number 000-50449

ISOTIS S.A.
(Exact name of Registrant as specified in its charter)

ISOTIS S.A.
(Translation of Registrant’s Name into English)

Switzerland
(Jurisdiction of incorporation or organization)

2 Goodyear, Irvine, California 92618, U.S.A.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, representing nominal value of CHF 1 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

70,847,411 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

- ii -

- iii -

INTRODUCTION AND USE OF CERTAIN TERMS

We and our consolidated subsidiaries publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (this “Form 20-F”) are those for the years ended December 31, 2005, 2004, and 2003. In this Form 20-F:

•	references to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States of America;
•	references to “CDN$” are to the lawful currency of Canada;
•	references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, of which The Netherlands is a member, but Switzerland is not;
•	references to “CHF” are to the Swiss Franc;
•	references to “Europe” are to all European countries;
•	references to the European Union (“EU”) are to each of the 25 member-states of the EU;
•	references to the “Americas” are to North, Central and South America, unless the context otherwise requires; and
•	references to “associates” are to employees of our affiliates.

Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless the context otherwise indicates, “IsoTis,” “we,” “us,” “our,” the “Group” and the “Company,” refer to IsoTis S.A. and its consolidated subsidiaries.  For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business, financial condition and the industries in which we operate. In some cases you can identify forward-looking statements by the use of terminology such as “believe,” “expect,” “may,” “could,” “estimate,” “plans,” “potential,” “predicts,” “projects,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, anticipated results of operations and descriptions of new products we expect to introduce and anticipated customer demand and regulatory approvals for such products. Forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

3. A.	Selected Financial Data

The selected financial information set out below has been extracted from our consolidated financial statements. The statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. The statements of operations data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements not included  in this Form 20-F. On December 3, 2002 IsoTis N.V. and Modex merged. On October 27, 2003, we acquired GenSci. All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and accompanying notes which are included elsewhere in this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and such notes. Effective January 1, 2003 we began to present our consolidated financial statements in U.S. dollars. Prior to January 1, 2003 our reporting currency was the Euro. All prior period financial statements have been recast in U.S. dollars using historical exchange rates. The consolidated financial statements used to create the selected consolidated financial data set forth below for the years 2001 through 2005 were prepared in accordance with U.S. GAAP.

	Year Ended December 31

	2005	2004	2003	2002	2001

	(in thousands, except per share data)
Operating Data:
Total Revenues	$32,102	$25,440	$6,204	$3,444	$1,917
Loss from operations	(9,907)	(33,295)	(31,720)	(16,488)	(13,091)
Loss from continuing operations	(9,907)	(37,232)	(36,518)	(14,717)	(10,518)
Net loss from discontinued operations	—	—	(698)	(861)	—
Extraordinary gain from negative goodwill	—	—	—	340	—
Net income(loss)	$909	$(37,232)	$(37,216)	$(15,238)	$(10,518)
Net income(loss) per share-continuing	$0.01	$(0.54)	$(0.79)	$(0.51)	$(0.38)
Net loss per share-discontinued	—	—	$(0.01)	$(0.03)	—
Net loss per share-extraordinary	—	—	—	$0.01	—
Basic net income(loss) per share(1)	$0.01	$(0.54)	$(0.80)	$(0.53)	$(0.38)
Diluted net income per share	$0.01	(0.54)	(0.80)	(0.53)	(0.38)
Weighted average number of outstanding common shares	70,464	69,548	46,289	28,727	27,481
Diluted common shares outstanding	72,448	—	—	—	—

	At December 31

	2005	2004	2003	2002	2001

	(in thousands)
Balance Sheet Data:
Total assets	$68,956	$85,645	$116,123	$97,211	$67,563
Net assets	55,960	63,638	93,763	83,013	64,088
Long Term Obligations	3,059	9,904	10,961	4,236	764
Common stock	50,645	49,955	49,390	28,075	744
Accumulated deficit	$(113,829)	$(114,738)	$(77,506)	$(40,290)	$(25,052)

Note:
(1)	The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

3. B.	Capitalization and Indebtedness

Not applicable.

3. C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D.	Risk Factors

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

We may be exposed to product liability claims which could cause us to be liable for damages, force a product recall or could reduce our revenues and profitability.

The testing, use, manufacture, development and sale of orthobiologics products entail inherent risk of medical complications for patients, including product failures and foreseen or unforeseen adverse side effects, and therefore may result in product liability against us.  Our products may fail to perform as expected and could require a product recall, which would have a significant impact on our ability to sell our products and could severely affect our revenues and our ability to remain a viable business.  The use of our product candidates in clinical trials also exposes us to potential product liability claims.  Any claims against us, regardless of their merit or potential outcome, may hurt our ability to obtain surgeon endorsement of our products or to expand our business and may materially adversely affect our business, financial condition and results of operations.  In addition, some of our distribution agreements require us to indemnify the distributor for liabilities arising out of defects in our products that they distribute.

We currently have limited product liability insurance coverage.  We cannot assure you that we will maintain insurance on acceptable terms, taking into consideration the level of premiums and the risk and magnitude of potential liability.  The insurance we carry may vary per country and per product and may not be adequate to protect against any or all potential claims or losses.  In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims.

If surgeons do not adopt our products as alternatives to the use of autograft bone, we will not achieve greater, or maintain our current, revenues.

Our success depends on whether surgeons view our orthobiologics products as safe, effective and economically beneficial.  We believe that surgeons will not adopt our products unless they determine, based on experience and other factors, that our products are an attractive alternative to other available treatment methods, including the use of autograft bone or other competing orthobiologic products.  Surgeons tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement.  Surgeons may not recommend or use our products until there is long-term clinical evidence to convince them to alter their existing treatment methods and there are recommendations from prominent surgeons that our products are safe and effective.  We cannot predict when, if ever, surgeons will adopt the use of our products.  If our products do not receive an adequate level of acceptance by surgeons, patients and healthcare payers, we may not generate significant product revenue and may not become profitable.

If we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.

The production and marketing of our products and product candidates are subject to regulation by governmental authorities in the U.S., Europe, and other countries, involving an extensive regulatory approval process by, as the case may be, the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMEA), or separate national authorities in Europe and other international markets. The regulatory process to bring our products to market requires significant time, effort and expenditures, and we cannot assure you that our products will be approved.  Any failure or delay in obtaining regulatory approvals by us or our collaborators could adversely affect our ability to generate sales revenues.

Although we have 510(k) clearance for all products other than Accell DBM100 and Accell TBM, we cannot assure you that the FDA will not change its regulatory requirements causing us to resubmit potentially more onerous applications for these products or even cease marketing of these products.

In addition to the 510(k) premarket notification process, the FDA requires human cells, tissues and cellular and tissue-based products, or HCT/Ps, to comply with requirements relating to screening and testing for tissue donor eligibility; Current Good Tissue Practice, or CGTP, when processing, storing, labeling, and distribution HCT/Ps; including required labeling information; and adverse event reporting.  The FDA periodically inspects tissue processors to determine compliance with these requirements.  We cannot assure that FDA would agree that we are in compliance with the HCT/P regulations.

We believe that our Accell DBM100 and Accell TBM products are HCT/Ps not subject to the 510(k) premarket notification process.  We cannot assure you that the FDA would agree with our conclusion or would not require us to obtain 510(k) clearance for Accell DBM100 and Accell TBM.  If we are required to obtain 510(k) clearance for these products, the FDA could require us to cease marketing until such clearance is obtained and could impose other significant sanctions.

We may submit applications for FDA 510(k) regulatory approval of one or more products in 2006. Our applications may be rejected or significantly delayed.  We have 510(k) clearance for some of our synthetic products and three of our DBM products as described in “Item 4. Information on the Company – 4. B. Business Overview – Government Regulation.”

Future government regulations may be established which could prevent or delay regulatory approval of our products, be subject to limitations, require additional evidence of efficacy and safety or may be established for previously unregulated markets.  Even if regulatory approval is obtained, the manufacturing of a product is subject to continuous review and periodic inspections by the relevant authorities.  Failure to comply with applicable regulatory requirements could result in these governmental authorities or a court:

•	preventing us from manufacturing our products;
•	bringing civil or criminal charges against us;
•	delaying the introduction of our new products to the market;
•	withdrawing or suspending approvals or clearances for our products;
•	recalling or seizing our products; or
•	imposing fines and penalties on us.

Any difficulties arising in connection with regulatory approvals, or with regulation of previously unregulated markets, could have a material adverse effect on our business, financial condition and results of operations.

The U.S. federal health care laws apply to certain aspects of our business if a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded health care programs. Of principal importance to us, federal law prohibits unlawful inducements for the referral of business reimbursable under certain federally-funded health care programs (the “Anti-Kickback Law”), such as remuneration provided to physicians or hospitals to induce them to use, recommend or purchase certain tissue products or medical devices reimbursable by Medicare, Medicaid or certain other federally-funded health care programs. The Anti-Kickback Law is subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we could be subject to severe criminal and civil penalties including, for example, exclusion from participation in the Medicare or Medicaid programs.

Our business could be adversely affected if we fail to comply with new international regulations and voluntary standards on human tissue products.

New regulations and standards may be passed by regulatory authorities impacting the processing of human tissue products.  Specifically, the requirements applicable to the processing of our DBM products could change when the harmonized EU directive/regulation is implemented for tissue engineered products and product regulation will be centralized rather than controlled by each country’s authorities.  There may be new and more stringent obligations imposed by this new legislation that we do not currently comply with and this may prevent us from marketing or cause delays in our ability to market our tissue-based products in Europe. In countries where there is little or no current regulation of tissue based products, new regulations could be passed that impose additional safety precautions to donor tissue testing as compared to the current AATB standards. The projected implementation in April 2006 of the EU directive from DG Sanco (the EU’s Directorate General for Health and Consumer Affairs) on the quality and safety of human tissue products will impose further requirements on importing tissues to the EU.

Tissue bank license accreditation in Europe is one condition which will have to be met. In Japan and Australia the implementation of new stringent requirements on donor testing exceeding those which are covered within the AATB standards could close or limit the market for our DBM products. We cannot assure you that we will be able to obtain accreditation for tissue products for our international markets or maintain accreditation for our North American market.

We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute allografts.

We rely on a small number of tissue banks accredited by the AATB for the supply of tissue, a crucial component of our DBM products.  We have no control over the operation of the tissue banks.  We cannot assure you that the tissue banks will be able to fulfill our requirements, or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. We cannot assure you that we will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could substantially limit our ability to generate revenue.  We also cannot guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.

Our success depends on our ability to manufacture our products successfully.

Our ability to operate profitably depends on our ability to manufacture our products in large quantities and at a competitive cost.  Our current production facilities have sufficient capacity for the production of our existing products but this capacity may not be sufficient to meet future demand. We have limited experience in large scale manufacturing of some of our products and will have to rely partly on customized and unproven technology.  If we do not make the transition successfully from small-scale to full-scale production of our products or retain third party manufacturing on commercially acceptable terms, we may not be able to satisfy the demand for our products and our business and financial results could be adversely affected.

Additionally, our manufacturing processes for those of our products regulated as devices are required to comply with the FDA’s Quality System Regulation, or QSR, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. Likewise, our manufacturing processes for those of our products regulated as HCT/Ps are required to comply with FDA’s requirements for donor eligibility and Current Good Tissue Practice, or CGTP, when processing, storing, labeling, and distribution HCT/Ps.  The FDA enforces its QSR and HCT/P donor eligibility and GTP regulations through periodic unannounced inspections and if our manufacturing facility fails an inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse inspection could force a shutdown of our manufacturing operations or a recall of our products.

If we fail to compete successfully against existing or potential competitors, our operating results may be adversely affected.

The orthobiologics products industry is intensely competitive.  Our principal global competitors with respect to our orthobiologic products include Medtronic Sofamor Danek, Inc., Musculoskeletal Transplant Foundation, Osteotech, Inc., Regeneration Technologies, Wright Medical Technology, and Orthovita. We compete in all of our markets primarily on the basis of product performance, price and ease of use, as well as customer loyalty and service. Many of our competitors have greater resources for product development, sales and marketing and patent litigation than we do. Accordingly, they could substantially increase the resources they devote to the development and marketing of products that are competitive with ours. Many of our potential customers have existing relationships with our competitors that could make it difficult for us to continue to penetrate the markets for our products. Additionally, several of our competitors have broader product lines than we do or may have greater name recognition than we do. Moreover, our competitors may develop and successfully commercialize medical devices that directly or indirectly accomplish what our products are designed to accomplish in a superior and less expensive manner. If our competitors’ products prove to be more successful than ours, our products could be rendered obsolete.

Our synthetic bone graft products compete in a market that is highly fragmented and characterized by many small suppliers to local hospitals.  We cannot assure you that we can penetrate these localized markets given the long-standing relationships that have developed in these markets.

If we fail to compete successfully against our existing or potential competitors, our operating results may be adversely affected.

We are dependent on our distributors for product commercialization and distribution.

To market our products we have established and intend to continue to establish strategic relationships with a network of independent distributors that have marketing and sales forces with technical expertise and distribution capabilities. Our revenues will partly depend upon the efforts of these third parties.  Our distributors have significant discretion in determining the efforts and resources they apply to the sale of our products.  Our distributors may not commit the necessary resources to market and sell our products to the level of our expectations and, regardless of the resources they commit, they may not be successful.  Additionally, most of our distributor agreements can be terminated with limited notice, and we may not be able to replace any terminating distributors in a timely manner or on terms agreeable to us, if at all.  If we are unable to maintain our distribution network or if our distribution network is not successful in marketing and selling our products, our revenues could decline significantly.

Inadequate levels of reimbursement from third party payers may reduce the demand for our products.

Our ability to successfully commercialize our products depends on the extent to which payment for our products (or the procedures in which our products are used) is available to our customers from private health insurers, health maintenance organizations, other third party payers, and government health care programs such as Medicare and Medicaid. Government and other third party payers are increasingly attempting to contain health care costs, in part by limiting coverage or reimbursement for medical products and services.  Reimbursement from Medicare, Medicaid and other third party payers may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as budgetary pressures.  Possible reductions in coverage or payment rates by third-party payers as a result of these changes may affect our customers’ revenues and ability to purchase our products.  Furthermore, seeking reimbursement is a time-consuming and costly process which requires us to provide scientific and clinical support for the use of each of our products in each country to every third party payer.  Surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third party payers for the cost of procedures using our products. We cannot assure you that timely and sufficient reimbursement will be available for any of our products in any country; that any reimbursement granted will be maintained; or that limits on reimbursement from third party payers will not reduce the demand for, or negatively affect the price of, our products. The unavailability or inadequacy of third party reimbursement for our products could have a material adverse effect on our ability to commercialize our products and our revenues.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We may need to assert claims or engage in litigation to protect our proprietary rights, which could cause us to incur substantial costs, could place significant strain on our financial resources, and divert the attention of management from our business. We may incur substantial costs in pursuing this litigation and the outcome of this litigation is uncertain. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.  Our patent applications may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents.  In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.  Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share.  All of these factors may harm our competitive position.

Our success will depend on the continued acceptance of our natural and synthetic bone graft substitutes and technologies by the medical community.

Our natural and synthetic bone graft substitutes may never achieve broad market acceptance, which can be affected by numerous factors, including:

•	lack of clinical acceptance of our natural and synthetic bone graft substitutes;
•	introduction of competitive treatment options which render our natural and synthetic bone graft substitutes and technologies too expensive or obsolete;
•	lack of availability of third-party reimbursement; and
•	difficulty training surgeons to use our natural and synthetic bone graft substitutes and technologies.

Market acceptance will also depend on our ability to demonstrate that our existing and natural and synthetic bone graft substitutes and technologies are an attractive alternative to existing treatment options. Our ability to do so will depend on surgeons’ evaluations of the clinical safety, efficacy, ease of use, reliability and cost-effectiveness of these options and technologies. For example, we believe that some in the medical community have lingering concerns over the risk of disease transmission through the use of natural and synthetic bone graft substitutes.

Furthermore, we believe that even if the medical community generally accepts our natural and synthetic bone graft substitutes and technologies, recommendations and endorsements by influential surgeons will be important to the commercial success of our natural and synthetic bone graft substitutes and technologies. If our natural and synthetic bone graft substitutes and technologies are not broadly accepted in the marketplace, we may not achieve a competitive position in the market.

We are dependent on our collaborative partners for product development.

We have various arrangements with corporate and academic collaborators and others for the research, development, clinical testing and manufacturing of our product development candidates and products, including our research collaboration with Twente University.  We cannot assure you that our existing collaborative arrangements will not be terminated or expire during critical periods in our business or that we will be able to establish new collaborations on favorable terms, if at all.

We may acquire licenses or options to obtain licenses to technologies and products developed by other companies or academic institutions. Pursuant to the terms of such agreements, we could be obligated to exercise diligence in bringing products to market and to make milestone payments that, in some instances, could be substantial. We may also be obligated to make royalty payments on the sales of products resulting from licensed technology. In some instances, we could be responsible for the costs of filing and prosecuting patent applications.  If we are unable to maintain or acquire such rights, we may have to develop alternatives (which may or may not be available) or may have to use the proprietary technology of others, potentially increasing costs and delaying product development.  In addition, suppliers who control the market approval authorization process for their products might be incapable of maintaining approvals, expanding approvals or approvals could be withdrawn.

We cannot assure you that our collaborative partners, licensors, licensees, or our other partners will abide by the terms of the collaborative agreements.

Significant changes in a collaboration partners’ business strategy or ownership could adversely affect the partners’ fulfillment of obligations under a collaboration agreement.  If a collaboration partner terminates or breach its agreement with us or otherwise fails to fulfill its obligations in a timely manner, such conduct could have a material adverse effect on our business.  In addition, we cannot assure you that collaboration partners will not pursue and develop alternative technologies, either on their own or in collaboration with others, including our competitors. We cannot assure you that that disputes will not arise with our collaboration partners regarding the ownership rights to any technologies or products created by our collaboration.  To the extent that we are unable to enter into additional licensing or collaboration agreements or that any of our existing licenses or collaboration agreements are terminated or not renewed, we may be required to undertake research and development, marketing and sales or manufacturing at our own expense in order to maintain our position in that respect, which could significantly increase our capital needs.

The loss of key personnel could harm our business.

Our success depends, to a large extent, on the efforts and expertise of the management team and other key members of our management and staff.  Loss of key personnel could result in significant delay of our product and business development or manufacturing processes.  Each of our officers can terminate his or her employment without notice and without cause or good reason.  There is intense competition for skilled personnel in our field and retaining such personnel cannot be guaranteed.  If we fail to recruit and retain skilled personnel, especially in the areas of sales and marketing, manufacturing, research and development and regulatory affairs, we may be unable to continue our development and sales activities.

We may need to secure additional financing in the future, and this may dilute the interests of existing shareholders.

We estimate that our cash requirements for ongoing operations, sales and marketing, capital expenditures, and other commitments for 2006 will be less than our cash of $15,714,442 million and restricted cash on hand of $4,434,063  million, which total $20,148,505 million (our restricted cash relates to payment obligations to Osteotech, Inc. as described under “Item 4. Information on the Company - 4. A. History and Development of the Company – The Osteotech Litigation” and payment obligations for contract research) as of December 31, 2005.  However, if we are unable to efficiently coordinate our business activities, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our sales and revenue targets, our cash requirements and capital expenditures may exceed our estimate.  Therefore, we may need to raise additional funds from external sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control.  We cannot assure you that, when required, sufficient funds will be available on satisfactory terms, if at all. If necessary funds are not available, we will have to reduce expenditures and investments which could have a material adverse effect on our prospects.

In the event that we raise additional funds by issuing equity or debt securities or if we acquire other companies using our shares as consideration, our existing shareholders may be diluted and the new equity or debt securities may have rights, privileges or preferences that are senior to those of our existing shareholders.  Additionally, any ordinary, authorized and conditional capital increases must be approved by our shareholders at the General Meeting of Shareholders.  If our shareholders do not approve such motions we may not be able to finance current operations, acquire new technologies or finance other approaches necessary to facilitate our growth.  Any of these developments could have a material adverse effect on our business.

We may experience significant fluctuations in our quarterly results and we may not maintain our recent revenue growth.

As of December 31, 2005, we had an accumulated deficit of $113,828,820 million. We have never recorded profits from operations and we cannot assure you that losses will not occur in the future. The fluctuations in our quarterly results of operations have and will continue to result from numerous factors, including:

•	delays or interruptions in manufacturing and shipping of our products;
•	practices of insurance companies and Medicare with respect to reimbursement for our procedure and our products;
•	physician and patient acceptance of our products and procedures;
•	seasonal demand;

•	pricing of our products;
•	our ability to hire and train a sufficient number of sales and marketing personnel;
•	timing of new product introductions;
•	timing of orders received; and
•	the effect of competing technological and market developments.

These factors, some of which are not within our control, may cause the price of our common stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, manufacturing and product development activities and administrative staff.  If sales do not continue to grow, we may not be able to maintain profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to do so, the market price for our common stock will likely decline.

Despite having several long term purchase or supply agreements for our products, we cannot assure you that we will be able to maintain or increase our revenues.

We derive revenues from the sale of our natural and synthetic bone graft substitutes. We have several private label supply agreements whereby our customers or distributors are contractually obligated to purchase certain minimum quantities of our products in the future, however these contractual obligations may not be met. While we have recently experienced growth in the sales of our Accell® line of natural bone graft products, there is no assurance that sales will continue to increase.  Further, there is a risk that new product introductions will decrease sales in some of our existing products as customers adopt the new products in favor of existing products. Accordingly, there is no assurance that we will be able to maintain or increase sales of our products. Our inability to maintain or increase our revenues will result in our continuing to incur losses and will adversely impact us and we will have to fund our operations using our cash reserves or seek additional financing.

We have a history of losses and cannot assure you that we will achieve profitability in the near future, if at all.

We have incurred significant losses since inception primarily due to large expenditures on research and development of our products compared with modest sales revenue due to the early stage of most of our products. These factors have resulted in a total accumulated deficit of $113,828,820 million at December 31, 2005. We expect to continue to incur losses for the foreseeable future despite improvements of in costs and increased sales revenues during recent quarters.

Fluctuations in currency exchange rates could impact our revenues and profitability.

As a global operating company, we are subject to currency and translation risk. A portion of our revenue, operating expenses, assets and liabilities are denominated in currencies other than U.S. dollars. All transactions in other currencies are translated into U.S. dollars at the rate prevailing at the time of the transaction or at the end of the financial reporting period. Our financial statements will be reported in U.S. dollars and are subject to fluctuations in exchange rates between the U.S. dollar and other currencies, including the Euro and the Swiss Franc. Currently, we do not have any outstanding financial instruments to hedge currency risks nor were any outstanding as of December 31, 2005. This could lead to losses and could have a material adverse effect on our financial condition and results. For example, a 10% increase in the value of the U.S. dollar against the Euro and Swiss Franc could result in an increase to reported results of approximately $5.5 million. Conversely, a 10% decrease in the value of the U.S. dollar against the Euro and Swiss Franc could result in a decrease to reported results of approximately $5.5 million.

We operate in a highly regulated area and may face increased regulatory costs, lawsuits or government enforcement activities based on our manufacturing processes and the components used.

We are subject to a variety of health, safety, chemical, biosafety and environmental laws and regulations in the jurisdictions in which we operate. We continue to incur capital and operating expenditures and other costs in the ordinary course of our business in complying with such laws and regulations. There is a risk of environmental liability inherent in our business and we cannot assure you that material environmental, health or safety costs will not arise in the future.

Our allograft bone tissue processing in both the United States and Europe may generate waste materials, which, in the United States, are classified as medical waste under regulations promulgated by the United States Environmental Protection Agency and/or various state and local environmental regulations. We segregate our medical waste materials and dispose of them through a licensed hazardous waste transporter in compliance with applicable regulations in both the United States and Europe.

Our failure to fully comply with any environmental regulations could result in the imposition of penalties, sanctions or, in some cases, private lawsuits, which could have a material adverse effect on our business.

Our ultimate success will depend on the acceptance by the medical community of our orthobiology products.

Our success in selling our orthobiology products will depend, in large part, on the medical community’s acceptance. The medical community’s acceptance of our orthobiologics will depend upon our ability to demonstrate their efficacy and their advantages, favorable clinical performance and cost-effectiveness. We cannot predict whether the medical community will accept our orthobiology products or, if accepted, the extent of the medical community’s use of these products. If long-term studies or clinical experience indicate that our orthobiology products cause negative effects, we could be subject to significant liability.

ITEM 4.	Information on the Company

4. A.	History and Development of the Company

We are a public company incorporated under the laws of Switzerland with an indefinite duration. Our registered head office and our international sales and marketing headquarters are all located at Rue de Sébeillon 1, 1004 in Lausanne, Switzerland (tel: +41-21-620-6000). Our corporate office and senior management are located at our facility located at 2 Goodyear, Suite B, Irvine, California 92618, U.S.A., (tel: +1-949-595-8710). Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing, and finance and administration activities are performed at this location. We maintain a manufacturing team in Bilthoven, The Netherlands.

Our shares are listed on the Main Board of The SWX Swiss Exchange, the Official Market segment of Euronext Amsterdam N.V. and The Toronto Stock Exchange.

Our business is derived from the businesses that were previously conducted by IsoTis N.V. and GenSci OrthoBiologics, Inc. (now IsoTis OrthoBiologics, Inc.), which were acquired by us through separate merger and acquisition transactions. These transactions were followed by a year of consolidation in which we divested ourselves of our activities outside the field of orthobiologics and concentrated the majority of our operational activities in the United States.

The significant events occurring during the development of our business are described below.

Background of Members of the Group

We were established on June 27, 1996 as a stock corporation under Swiss law, and were formerly known as Modex Thérapeutiques S.A. On June 23, 2000, we completed our initial public offering on the SWX New Market raising net proceeds of about CHF 75 million (EUR 49 million).

IsoTis N.V. (now a subsidiary of ours) was incorporated in 1990, initially as a Dutch limited liability company and began active operations in 1996 as Matrix Medical Holding B.V. which was later renamed IsoTis N.V. IsoTis N.V. was a biomedical company with a focus on orthopedics. On October 6, 2000, IsoTis N.V. completed its initial public offering on the Official Market segment of Euronext, raising net proceeds of EUR 73 million.

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

Following the transaction, we focused on the field of orthobiologics, and in particular, the development of synthetic bone graft substitutes, and ceased its tissue engineered skin program and construction of its tissue engineering facility in Heerlen, The Netherlands.

2002 and 2003: The Establishment and Sale of Chienna B.V.

In July 2002, we established a separate company, Chienna B.V., to concentrate our drug delivery technologies in a separate subsidiary, facilitating a subsequent divestment.

On May 14, 2003, we sold our entire 89.8% ownership interest in our drug delivery subsidiary, Chienna B.V., to Octoshare B.V. for an aggregate consideration of $3,182,676 (€2,817,623), while retaining the rights of the drug delivery technology in orthopedic applications.

2003: The Acquisition of GenSci OrthoBiologics, Inc.

On October 27, 2003, we acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. (“GenSci Regeneration”), in exchange for 27,521,930 of our common shares, which were issued to GenSci Regeneration and the pre-acquisition GenSci Regeneration shareholders. As a result of this acquisition, GenSci Regeneration and the pre-transaction GenSci Regeneration shareholders acquired approximately 40% of our then outstanding common shares and GenSci was renamed IsoTis OrthoBiologics, Inc. The aggregate purchase price for the acquisition was $37,243,657.

GenSci’s products consisted of a number of DBM or “natural” allograft implants. The acquisition allowed us to establish a broad presence in both “natural” DBM products (developed by GenSci) and “synthetic” bone graft substitutes (developed by us).

2003 and 2004: The Establishment of EpiSource S.A. and the Sale of our Wound Management Portfolio

In December 2003, we established EpiSource S.A. (“EpiSource”) to concentrate our wound management product portfolio in a separate wholly-owned subsidiary. The assets of EpiSource were acquired by DFB Pharmaceuticals, Inc. on December 15, 2004. We sold the assets of EpiSource so that we could focus our efforts entirely on the orthobiologics market. During 2005, the entity was dormant, and as of December 30, 2005 formal liquidation procedures were completed and a request was submitted to the Swiss Chamber of Commerce to remove EpiSource SA from its register.

2004 and 2005: Operational Consolidation

Prior to 2004, we maintained production and research and development activities at our facilities in Irvine, California, Bilthoven, The Netherlands and Lausanne, Switzerland.

During 2004, we implemented several operational changes:

•	concentrated all our executive management, production and near-term product development at our facility in Irvine, California;

•

strengthened our mid to long term research activities at the IsoTis/Twente Research Institute, formed in 2003 as a joint venture with the Bio-Materials Department of Twente University (see “Item 4.B. Business Overview – Research and Development”);

•	phased-out most of our Bilthoven operations with the exception of production of synthetic products and distribution to our international customers;

•	relocated our Swiss registered office and our international sales and marketing headquarters to a more economical office space in Lausanne, Switzerland; and

•	divested the assets of our skin technologies, our last remaining non-orthobiologics activities.

During 2005, we transferred our distribution activity for our international customers from Bilthoven to a third party, HealthLink Europe BV (“HealthLink”), located in The Netherlands. The agreement between IsoTis N.V. and HealthLink was effective as of November 1, 2005, and has a three-year term. HealthLink provides warehousing and logistic services for the distribution of our products in our international markets. At the end of the first year of the agreement, the parties will evaluate the pricing schedule and fix the prices for the second and third years of the agreement. IsoTis N.V. pays HealthLink fees on a monthly basis according to the actual number of units received, processed and shipped by HealthLink. The agreement may be terminated by either party for cause with 30 days advance written notice or without cause with 90 days advance written notice.

The Osteotech Litigation

Prior to our acquisition of GenSci, GenSci Regeneration and GenSci (the “GenSci Group”) were involved in a patent infringement case with Osteotech, Inc. (“Osteotech”). On December 17, 2001, the jury found that the GenSci Group was liable for patent infringement for damages of $17,533,634.

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, Central District of California, in order to preserve their assets from the claims of unpaid creditors including Osteotech and to give them time to reorganize their business and raise the necessary financing.

On October 27, 2003, the GenSci Group reached a settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We have assumed this liability as part of the acquisition of GenSci and as of March 15, 2006, $2,750,000 remains outstanding.

Our wholly-owned subsidiary IsoTis OrthoBiologics, Inc. (formerly “GenSci OrthoBiologics, Inc.”) no longer manufactures any of the products which were the subject of the patent infringement case.

Capital Expenditures

A description of our principal capital expenditures since January 1, 2003 and information concerning our principal capital expenditures currently in progress are included under “Item 5. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources”.

Intercorporate Relationships

The following diagram shows our significant subsidiaries and their respective jurisdictions of incorporation. All of our subsidiaries are wholly-owned.

Notes:
(1)

IsoTis OrthoBiologics, Inc. is our subsidiary located in Irvine, California, and incorporated under the laws of the State of Washington.  Our main operations and senior management are located in Irvine.

(2)	IsoTis N.V. is our active European subsidiary, located in Bilthoven and incorporated in The Netherlands.

In addition to the significant subsidiaries shown above, we have three subsidiaries that are inactive and in the process of liquidation. We have one wholly-owned subsidiary in Germany (Modex Therapeutics GmbH) that has been inactive since December 31, 2004; one wholly-owned subsidiary in Switzerland (EpiSource S.A.), that has been inactive since January 2005; and one wholly-owned subsidiary in The Netherlands (IsoTis TE Facility B.V.) that has been inactive since July 2005. The Dutch subsidiary was established for the purpose of acquiring land and constructing production facilities in Heerlen, The Netherlands.  The property was sold in July 2005 following the decision that the construction of the facility would not be completed.

Geographic Information

We currently have geographical locations in The Netherlands, Switzerland and the United States. Long-lived assets by geographic location are as follows:

	Year ended December 31,

	2005	2004

The Netherlands	$510,610	$2,480,606
Switzerland	107,702	163,980
United States	14,326,218	16,862,186

	$14,944,530	$19,506,772

See “Item 4.B. Business Overview – Principal Markets” for product sales by geographic location.

4. B.	Business Overview

General

We are a medical company specializing in orthobiologics, a rapidly growing segment of the overall orthopedics market.  We manufacture, market, and sell a range of innovative bone graft substitutes and other related medical devices that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements, and dental applications. While the global turnover of the orthopedics industry is estimated to be around USD 16 billion, the orthobiology segment on which we focus, bone graft substitutes, is valued at approximately USD 1 billion today, and is estimated to grow at a compounded annual growth rate of 20% to reach the USD 2 billion mark in 2010.

Orthobiologics Market

Overview

The field of orthobiologics combines recent advances in biotechnology with material sciences and tissue biology to promote the body’s natural capacity to regenerate and repair musculoskeletal tissue, particularly bone.  The emergence and establishment of orthobiology products and solutions is expanding treatment options in orthopedics from traditional metal implants, plates, and screws to biologically based products for hard and soft tissue regeneration. We believe this new generation of products will continue to gain acceptance in the orthopedic community, improve patient quality of life, and reduce healthcare costs.

Bone is a composite material made up of bone cells and a porous matrix. The matrix is composed of collagen and ceramic calcium phosphate crystals. Bone continuously remodels itself, thereby repairing the small imperfections formed due to everyday activity. Bone will often spontaneously repair minor fractures without surgical intervention. However, major skeletal deficiencies from trauma, spinal instability, degenerative conditions and tumor will frequently require a surgical procedure involving a bone graft, where supplemental bone materials are used to replace existing natural bone that has been damaged by trauma or disease.  There are two major categories of bone grafts: autograft bone and bone graft substitutes

Autograft

The most common method of assisting the body’s regenerative ability has been, and still is, the use of autograft, in which bone is harvested from the same patient, usually from the iliac crest or hip area, and implanted at or near the repair site. The implanted bone acts as a scaffold for osteoconduction, guiding new bone growth, allowing for the in-growth of cells essential for new bone formation. In addition, the autograft bone contains the natural proteins that initiate osteoinduction, or bone formation. In addition to being osteoinductive and osteoconductive, autograft bone also presents a low risk of disease transmission. However, using autograft bone involves a second surgical procedure to harvest the bone.  This harvesting procedure adds to the overall time and cost of the bone graft procedure, presents the potential for infection at the bone harvest site and carries the risk of injuring surrounding structures.  Furthermore, patients may experience greater pain and discomfort at the harvest site than at the primary operative site, which can lead to reduced patient satisfaction.  Finally, each patient has a limited supply of autograft bone, as only a limited amount of bone is available for harvest without causing adverse medical consequences.

Bone Graft Substitutes

The orthobiologics market focuses on the development and use of bone graft substitutes, which have been developed to reduce or eliminate the need to take autograft bone from a second harvest site.  Orthobiologics include allograft, or bone obtained from a donor; demineralized bone matrix, or DBM, derived grafts; synthetic bone grafts; or recombinant bone morphogenetic proteins, or rhBMPs, each of which can be used to replace and repair existing natural bone that has been damaged by trauma or disease.

DBM products are derived from donor bone acquired from accredited tissue banks. The donor bone is treated to remove its mineral part, or demineralized, to produce DBM.  DBM has been shown to be a safe, effective and cost efficient alternative to autografts. DBM products help to enhance strong and healthy bone regeneration. The more efficiently a patient’s body is capable of regenerating strong and healthy bone, the less dependence that must be placed on internal mechanical devices in connection with bone replacement treatments.

Allograft bone substitutes, which like DBMs are based on donor bone, keep the mineral component of bone in tact. Allograft products in general come in different structural shapes and sizes such as wedges and blocks, but are in essence bone transplants, mostly appreciated for their structural integrity. Synthetic bone graft substitutes are generally based on calcium phosphates and sulfates, and seek to emulate the mineral and structural component of bone. RhBMPs finally are synthetically manufactured proteins, or recombinant versions or copies of naturally occurring bone morphogenetic proteins that play a role in bone formation. Recombinant proteins derive their efficacy because they are highly concentrated. However, since they are manufactured on non-human cell lines (in the case of rhBMPs, on an immortalized hamster ovary, or CHO, cell line), the recombinant protein contains some sections that are non-human and that may cause serious adverse events. Furthermore, the manufacturing of recombinant proteins and their subsequent development can require substantial investments. As a result, rhBMP products are generally more expensive than other alternative products.

Principal Applications for Products

Our innovative product offering consists of natural and synthetic bone graft substitutes.  We believe that the market for bone graft substitutes is increasing, primarily driven by demographics, increased acceptance of orthobiologics products by physicians as replacements for autograft bone and advances in the types of orthopedic procedures.  As the earliest members of the baby boom generation reach an age where the need for orthopedic interventions increases, we expect to see increases in the number of orthopedic surgical procedures, many of which involve the use of autograft or bone graft substitutes.  Industry analysts report that the percentage of spinal fusion cases with an iliac bone crest harvest to obtain autograft bone has decreased from approximately 75% in 2001 to 31% in 2005, suggesting that bone graft substitutes are being used in a greater percentage of procedures.  In addition, we believe the availability of minimally invasive orthopedic procedures, which cause less trauma and allow faster recovery, is encouraging a greater percentage of the population to seek treatment. Finally, we believe that the recent growth in the market for rhBMP products, and the growing awareness of orthopedic surgeons of the complications associated with autograft harvesting, will contribute to growth in the orthobiologics market.

Our products have current applications in each of the following areas:

          Spinal Fusion

Degenerative spinal disc disease, characterized by a progressive compression of the intervertebral discs, afflicts nearly half the U.S. population between 40 and 60 years of age and approximately 90 percent of Americans older than 60. Many of these people will require the fixation of the two surrounding discs to alleviate pressure and pain, and to avoid potential nerve damage. Based on market data from independent sources, we believe that currently there are globally 1.3 million spinal fusion procedures per year.  As surgeons continue to search for ways to restore the spine to a natural state, we believe that spinal fusion will remain the surgical intervention of choice and that orthobiologics will play an increasingly important role.

           Trauma

500,000 orthopedic fractures occur annually in the United States and eventually progress to delayed union or nonunion fractures. This can occur even with otherwise healthy patients.  Among fractures not resulting from osteoporosis, sports injuries, automobile and heavy machinery accidents are the main causes. To accelerate the healing process, surgeons look to use biologics to supplement the metal implants that may have only partially succeeded as a primary healing device.

          Joint Revision

The life of the primary implant varies, but in approximately 10% of cases the implant must be replaced within 10 to 15 years, and additional bone is needed to affix the replacement. Approximately 3% to 5% of primary implants fail within the first six months and bone graft substitutes are often needed to help restore bone that has been lost in these instances as well. Based on market data from independent sources, we believe that currently there are globally 1.5 million hip and knee procedures per year.

          Bone Void Filling, Iliac Crest Backfills

When a tumor is removed, or another type of bone void exists, bone graft or a bone graft substitute will generally be used to replace lost volume and provide an osteoconductive material to promote bone growth.

          Oral, Periodontal, and Cranio-Maxillofacial Repair

Oral and periodontal repairs usually require the use of a bone graft, filler, or substitute, and may be performed by oral surgeons, periodontists, and general dentists.

Products and Technologies

Human bone consists of a structural, mineral part, mainly consisting of calcium phosphate, and of a non-structural, liquid part, mainly consisting of collagen, proteins and water. Each of these components plays a vital role in the constant remodeling of bone that takes place over a lifetime. We aim to emulate the properties of these constituent parts in the products we develop, manufacture and sell.

Our platform technologies relate to:

•	Our Accell technology and the DBM products that incorporate Accell;

•	Our reverse phase medium carrier and the other DBM products that incorporate this technology; and

•	PolyActive technology, our synthetic co-polymer system, and the synthetic products that incorporate this technology.

Our natural bone graft substitutes are based on allograft bone. We obtain allograft bone from accredited tissue banks and process it at our facility in Irvine to yield DBM. After demineralization, the remaining bone matrix contains primarily collagen and non-collagenous proteins including growth factors. These growth factors include a number of bone morphogenetic proteins (BMPs) that are osteoinductive, resulting in bone formation and repair. Natural human bone morphogenetic proteins, or nhBMP™, are osteoinductive proteins derived from human demineralized bone matrix. We combine DBM containing these nhBMPs™ with our proprietary carrier materials, to improve the handling characteristics and thus to make them suitable for orthopedic surgery.

Accell® natural bone graft technology: “it’s all about the carrier”

Our innovative Accell® technology takes the demineralization process one step further by softening the DBM into a carrier, thereby exposing more of the nhBMPTM and thus enhancing the osteoinductive signal of the product. Analysis by an independent laboratory indicated that the Accell® carrier yields significantly higher levels of BMP-2, BMP-4, BMP-7 and TGF-ß1 than DBM particles that typically are the only osteoinductive component of other DBM products on the market. We believe there is widespread consensus in the orthopedic community that the higher the proportion of natural growth factors a DBM-based product has, the stronger the osteoinductive signal.  We believe that our Accell technology provides the basis for a range of products that we believe deliver more natural human BMPs than any other DBM derived product.  As a result, we believe we can offer orthopedic surgeons an attractive alternative where price is a consideration and the stronger signal of rhBMPs is not required.  Despite the need and patient profile for which the rhBMP products have been developed, many hospitals and surgeons are starting to question how often and at what expense rhBMPs should be applied. We believe that rhBMPs are necessary in a small percentage of patients; however, the full cascade of naturally occurring proteins and growth factors found in the Accell products can be used safely and effectively to promote bone growth in the vast majority of patients and at a much reduced expense for the hospital, patient and third party payers.

Given the high levels of BMPs in the Accell carrier, we use the message “its all about the carrier” to market our Accell products.  To emphasize this message, we intend to initiate an intensive campaign to highlight the Accell family of products to our customers early in 2006.

Accell® based products

          Accell Total Bone Matrix™ - Accell® technology + DBM particles in a pre-formed matrix

Accell Total Bone Matrix™ (TBM) is the first pre-formed bone graft solution composed of 100% DBM. Combined with blood or a bone marrow aspirate from the patient, Accell Total Bone Matrix™ creates an ideal composite graft with all three essential bone forming elements – osteogenesis (the spontaneous formation of bone), osteoinductivity and osteoconductivity. We launched Accell Total Bone Matrix™ in October 2004.

          Accell Connexus™ - Accell® technology + DBM particles + RPM for optimal handling

Accell Connexus™ relies on the proprietary Accell® DBM processing technique to deliver a DBM graft with a high level of osteoinductivity. Utilizing a reverse phase medium, or RPM, Accell Connexus also provides excellent handling and graft containment characteristics. In a recent surgeon survey conducted at the North American Spine Society Meeting in Philadelphia, handling characteristics was the most important feature surgeons value in a bone graft substitute. We launched Accell Connexus™ in February 2004.

          Accell® DBM100® - Accell® technology + DBM particles in putty

Accell® DBM100® provides a virtually undiluted potential for stimulating new bone growth by relying on the proprietary Accell® DBM processing technique to deliver a DBM graft with optimal osteoinductivity in a putty form. We launched Accell® DBM100® in May 2002.

          Other DBM Products

In addition to our advanced and unique Accell® based products, we manufacture and commercialize other DBM products that contain a proprietary carrier material designed for optimal handling characteristics.  The handling characteristics of the carrier enable the DBM-derived product to be malleable at operating room temperature, but to thicken at body temperature. Because this is the reverse process of what is observed in nature—where higher temperatures are dilutive as for instance with ice, water, and vapor—the carrier is called a reverse phase medium. Orthopedic surgery is most often open surgery with the need for regular suction of the surgical site and lavage.  The reverse phase medium allows our products to be formed to fit the surgical site, and once placed within the body the carrier keeps the product contained at the surgical site where it is most needed to stimulate bone growth. The reverse phase medium of our carrier also provides an excellent platform for composite bone grafting by holding additional osteoconductive cancellous chips or synthetic products at the graft site.  The handling characteristics of our carrier constitute an important competitive advantage for these DBM products over the similarly classed DBMs of our competitors.

Our other DBM products, which include DynaGraft™ II and OrthoBlast® II, are bone graft implants composed of DBM in reverse phase medium. DynaGraft™ II is available both as putty and as gel and can be packed and molded into bone defects. The product is insoluble in water and resists irrigation, providing containment at the operative site. We have marketed DynaGraft™ II since September 2002 when it was launched as the improved version of the original Dynagraft® which had been marketed since 1997. DynaGraft™ II has a 510(k) clearance from the FDA for orthopedic indications. OrthoBlast® II is a bone graft implant composed of DBM in reverse phase medium. In addition, OrthoBlast® II contains cancellous bone chips, which increase its structural support. The product is available both as putty and a paste and is used for those applications where more osteoconductivity is required. Like DynaGraft™ II, OrthoBlast® II is insoluble in water, resists irrigation and can be packed and molded into a variety of sizes. We launched OrthoBlast® II during the fourth quarter of 2002, and recently obtained FDA 510(k) clearance for orthopedic indications.

Each of our other DBM products are marketed and sold primarily through private label agreements with various orthopedic companies.

Synthetic products and technology: OsSatura and PolyActive

Whereas for our DBM-derived technology we remove the mineral or calcium phosphate component of donor bone to yield the natural growth factors, we also manufacture and market synthetic calcium phosphate bone graft substitutes.

OsSatura™ BCP is composed of approximately 80% hydroxyapatite, or HA, and 20% ß-T CP, and is similar to human bone in both structure and chemical composition. It is a porous biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75%, meaning that approximately 75% of the material’s apparent volume consists of air. This proprietary microporous structure is believed to provide an ideal environment for bone growth because of its high affinity for endogenous bone growth factors.

OsSatura™ TCP is a synthetic bone substitute comprised of 100% ß-tricalcium phosphate, or ß-T CP. This product absorbs faster than the OsSatura™ BCP product.

Both OsSatura™ BCP and OsSatura™ TCP come in a variety of granule sizes and volumes offering clinicians a choice of slow or fast resorbing synthetics, depending on the application. In addition, the OsSatura™ products are CE marked and have 510(k) clearance from the FDA for bone void filler orthopedic indications. OsSatura™ BCP also has 510(k) clearance for dental applications.

PolyActiveTM is a co-polymer system with controllable mechanical and physicochemical properties. This technology comprises a system of two segmented co-polymers. By changing the proportions of these two building blocks, the unique properties of this polymeric system, like swelling in water, elasticity and strength, can be precisely tailored to a wide range of applications. PolyActiveTM can be used at different sites in the human body, and in different ways. For example it can be used independently to produce small medical devices like cement restrictors used in cemented hip implants to contain the cement in the bone shaft. PolyActiveTM is also suitable as a synthetic bone graft substitute for bone-replacement applications and as a scaffold for tissue engineered products.

PolyActive is a platform technology, upon which we intend to develop other bone graft substitute products.

Our SynPlug™ product is made using our proprietary PolyActive technology.  SynPlug is a cement restrictor used in cemented hip implants. We currently sell SynPlug™ in Europe through a number of orthopedic companies, as well as through a range of national distributors. SynPlug™ is CE marked and has FDA 510(k) clearance. Under contract with some of our partners, we manufacture several other PolyActive™ cement restrictors under a private label.

Principal Markets

We operate in one reportable segment with facilities in Switzerland, The Netherlands and the United States.  We market and sell our products primarily in the United States, with additional sales in various international countries, including the UK, South Korea, Greece and Turkey.  Our product sales in the United States and internationally for each of the last three fiscal years are set forth in the table below:

	Product Sales by Selling Location for the Year Ended December 31,

	2005	2004	2003

United States	$26,032,397	$20,446,157	$3,579,013
Europe/International	6,031,064	4,822,472	2,273,619
Consolidated	$32,063,461	$25,268,629	$5,852,632

Competition

The medical device industry and the orthobiologics market in particular are intensely competitive, subject to rapid change and significantly affected by new product introductions.  We compete principally against procedures in which autograft bone is used and against other DBM and synthetic bone substitutes.  Autograft bone has historically been the standard of care.  This procedure is well established among surgeons, has extensive long-term data and has remained relatively unchanged for many years.

Market participants, including us, have developed various DBM products and other bone graft substitute products as alternatives to the use of allograft in orthopedic procedures.  Our principal competitors in the orthobiologics market include Medtronic Sofamor Danek, Inc., Musculoskeletal Foundation, Osteotech, Inc., Regeneration Technologies, Wright Medical Technology and Orthovita. We also compete against small to midsize companies that are active in the orthobiologics market. Many of our competitors enjoy significant competitive advantages over us, including:

•	greater name recognition;

•	established relationships with healthcare professionals, customers and third-party payers;

•	established distribution networks;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

In addition, the market for synthetic bone graft substitutes is a highly fragmented market, characterized by many small suppliers to local hospitals, and is not dominated by a select number of specialized and well-capitalized companies.  However, many of the suppliers involved in this space have developed long-lasting relationships with local hospitals and doctors, which may make it difficult to penetrate this market.

Because of the size of the potential orthobiologics market, we anticipate that companies will dedicate significant resources to developing competing products and services.  These products or procedures could prove to be more effective, safer or less costly than our products.  The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and could render our products obsolete.

We believe the principal competitive factors in the market for orthobiologics include:

•	improved patient outcomes;

•	approval of reimbursement by healthcare payers;

•	the publication of peer-reviewed clinical studies;

•	product quality;

•	cost effectiveness;

•	acceptance by leading physicians;

•	ease of use for physicians;

•	sales and marketing capability;

•	timing and acceptance of product innovation; and

•	patent protection.

Government Regulation

Our products are marketed on a global basis. The approval and selling of our products are subject to various regulatory and governmental oversight bodies. Depending on the regulatory category of each product, such as human tissue product, biological product, medical device or drug, separate regulations apply.

United States

Food and Drug Administration Regulation

Medical Devices

The medical devices that we market and sell in the United States are regulated by the United States Food and Drug Administration, or the FDA, under the Federal Food, Drug, and Cosmetic Act, or the FFDC Act. FDA medical device regulations govern, among other things, the following activities that we perform:

•	product development;
•	product testing;
•	product manufacturing;
•	product labeling;
•	product storage;
•	premarket clearance or approval;
•	advertising and promotion; and
•	product sales and distribution.

To be commercially distributed in the U.S., a medical device must receive either 510(k) clearance or PMA approval from the FDA prior to marketing pursuant to the FDCA.  Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance.  Some low risk devices are exempted from this requirement.  Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a preamendment class III device for which PMA applications have not been called, are placed in Class III requiring PMA approval.

510(k) Clearance Pathway.  To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976 and for which the FDA has not yet called for submission of PMA applications.  The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

PMA Approval Pathway.  A product not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction.  The PMA approval pathway is much more costly, lengthy and uncertain.  It generally takes from one to three years or even longer.

Postmarket Requirements.  After we receive clearance or approval to commercially distribute our devices, numerous regulatory requirements apply. These include:  the Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA.

Enforcement.  The FDA enforces these requirements by inspection and market surveillance.  If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;
•	recall or seizure of products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusing requests for 510(k) clearance or PMA approval of new products;
•	withdrawing 510(k) clearance or PMA approvals already granted; and
•	criminal prosecution.

Status of our Medical Device Products.  We do not currently have any products that require PMA approval.  Our synthetic products are cleared through the 510(k) premarket notification process. OsSatura™ BCP, our synthetic bone void filler has 510(k) clearance for orthopedic and dental applications.  OsSatura TCP has received a 510k clearance for orthopedic indications.  The SynPlug™, a cement restrictor made using our PolyActive™ technology, also has 510(k) clearance for use in cemented hip implants. As discussed below, we have received 510(k) clearance for some of our demineralized bone, or DBM, products (Accell Connexus, DynaGraft II and OrthoBlast II).

Although we believe we are in substantial compliance with FDA premarket and postmarket requirements as to all of our products, we cannot assure you that FDA would agree or that we will not be subject to significant enforcement sanctions.

We may file 510(k) notifications for more products in 2006.

Human Cells, Tissues, and Cellular and Tissue-Based Products

Overview.  The FDA has regulations governing human cells, tissues, and cellular and tissue-based products, or HCT/Ps.  An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient.  Examples include bone, ligament, skin and cornea.  The FDA excludes from the definition of an HCT/P  the kidney, liver, heart, lung, pancreas or any other vascularized human organ and excludes semen or other reproductive tissues, human milk and bone marrow.

Section 361 of the Public Health Service Act, or PHSA, authorizes FDA to issue regulations to prevent the introduction, transmission, or spread of communicable disease.  HCT/Ps regulated as “361” HCT/Ps are subject to requirements relating to:  registering facilities and listing products with FDA, screening and testing for tissue donor eligibility; Current Good Tissue Practice, or CGTP, when processing, storing, labeling, and distribution HCT/Ps; including required labeling information; and adverse event reporting.  A product regulated solely as a 361 HCT/P is not required to undergo premarket clearance or approval.

The FDA may inspect facilities engaged in manufacturing 361 HCT/Ps and authorize orders of retention, recall, destruction, and cessation of manufacturing if the Agency has reasonable grounds to believe that an HCT/P or the facilities are in violation. There are also requirements relating to the import of HCT/Ps to allow FDA to make an admissibility decision.

Some HCT/Ps also meet the definition of a biological product, medical device, or drug regulated under the FFDC Act.  These “biologic,” “device” or “drug” HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with requirements applicable to biologics, devices, or drugs, including premarket clearance or approval.

An HCT/P is eligible for regulation solely as a 361 HCT/P if it is:  minimally manipulated; intended for homologous use as determined by labeling and advertising; the manufacture does not involve combination with another article, except for water, crystalloids, or a sterilizing, preserving, or storage agent (not raising new clinical safety concerns for the HCT/P); and it does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function or, if it has such an effect, it is intended for autologous use or allogeneic use in close relatives or for reproductive use.  If not all of these requirements are met, then the HCT/P is also subject to applicable biologic, device, or drug regulation.

Status of our HCT/P Products.  We market and sell human demineralized bone, or DBM, products.  The FDA has determined that DBM combined with added carriers to improve handling generally does not meet the criteria for regulation solely as a 361 HCT/P. The FDA has said that such DBM products are regulated as both a 361 HCT/P and a medical device, because such added components meet the definition of a device and are not sterilizing, preserving, or storage agents.  In March 2002, the FDA informed all DBM manufacturers that DBMs subject to medical device regulation under this approach would for the first time require 510(k) clearance.  The FDA stated that it would exercise enforcement discretion for a reasonable period of time to allow companies to bring themselves into compliance. In the fall of 2005, the FDA began informing companies that the grace period has ended except for products for which a 510(k) is pending with the FDA.

We have some DBM products with added carriers to improve handling and some without such additives.  In 2005, we received 510(k) clearance for DynaGraft™ II Gel and Putty for orthopedic indications, and DynaGraft™ II for dental indications.  Additional 510(k) clearances in 2005 were also received for Accell Connexus and OrthoBlast II.  The foregoing products have added carriers to improve handling and are regulated as both 361 HCT/Ps and as medical devices.

We believe Accell DBM100 and Accell TBM are subject to regulation solely as 361 HCT/Ps under FDA’s definition, since they do not contain added carriers to improve handling and we believe they otherwise meet the definition of an HCT/P.  We cannot assure you that the FDA would agree with our conclusion or would not require us to obtain 510(k) clearance for Accell DBM100 and Accell TBM.  If we are required to obtain 510(k) clearance for these products, the FDA could require us to cease marketing until such clearance is obtained and could impose other significant enforcement sanctions.

State and Voluntary Regulation.  Some states have their own tissue banking regulation.  We are licensed or have permits for tissue banking in California, Florida, New York and Maryland.  In addition, tissue banks may undergo voluntary accreditation by the American Association of Tissue Banks, or the AATB. The AATB has issued operating standards for tissue banking.  Compliance with these standards is a requirement in order to become an AATB accredited tissue establishment. We have been AATB accredited since 2003.

National Organ Transplant Act.  Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act, or NOTA, which prohibits the acquisition of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin.  We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they provide to us for processing.  We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses and costs associated with development of tissue processing technologies.

Healthcare Regulation

Fraud and Abuse.  In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other healthcare-related business.  For example, the Federal Health Care Programs’ Anti-Kickback Law (42 U.S.C. Section  1320a-7b(b)) prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, health care products and services reimbursed by a federal health care program (including Medicare and Medicaid).  Some states have anti-kickback laws which establish similar prohibitions, although these state laws may apply regardless of whether federal health care program payment is involved.  Anti-kickback laws constrain our sales, marketing and promotional activities by limiting the kinds of financial arrangements we may have with physicians, hospitals and others in a position to purchase, recommend or refer patients for our products.  We have entered into consulting arrangements with surgeons who may use or recommend our products.  We have executed written agreements with these surgeons which specify the nature of the consulting services and the compensation which the surgeons are paid.  We have also instituted the use of Work Activity Reports to document that the agreed upon quarterly payments under the agreements are for work actually completed by the surgeons.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent.  For example, the federal Civil False Claims Act (31 U.S.C. Section  3729 et seq.) imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program (including Medicaid and Medicare).  Although manufacturers like us do not typically submit claims to third party payers, some of these false claims laws can potentially be used by government enforcement officials or private qui tam relators against a manufacturer which provides incorrect coding or billing advice about its products to customers that file claims, or which engages in kickback arrangements with customers that file claims. If our customers have reimbursement questions, they can call our reimbursement hotline, which is serviced by the Princeton Reimbursement Group, an outside agency specializing in reimbursement.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws.  If our past or present operations, including our financial arrangements with physicians who use our products, are found to be in violation of these laws, we could be subject to civil and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs.

Third-Party Reimbursement.  Healthcare providers that purchase medical devices generally rely on third-party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products.  As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payers.  The manner in which reimbursement is sought and obtained varies based upon the type of payer involved and the setting in which the product is furnished and utilized. Reimbursement  from Medicare, Medicaid and other third party payers may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as  budgetary pressures.  Possible reductions in coverage or payment rates by third-party payers as a result of these changes may affect our customers’ revenues and ability to purchase our products. Any changes in the healthcare regulatory, payment or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenues.

Medicare.  Medicare is a federal program administered by the Centers for Medicare and Medicaid Services, or CMS, through fiscal intermediaries and carriers.  Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and co-payments.  There are three components to the Medicare program relevant to our business:  Part A, which covers inpatient hospital services, Part B, which covers physician services, other healthcare professional services and outpatient services, and Part C, or Medicare Advantage, which is a program for managed care plans.

The Medicare program has established guidelines for the coverage and reimbursement of certain equipment, supplies and services.  In general, in order to be reimbursed by Medicare, a healthcare item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part.  The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare items and services.

A portion of our revenues are derived from our customers operating inpatient hospital facilities.  Acute care hospitals are generally reimbursed by Medicare for inpatient operating costs based upon prospectively determined rates.  Under the Prospective Payment System, or PPS, acute care hospitals receive a predetermined payment rate based upon the Diagnosis-Related Group, or DRG, into which each Medicare beneficiary stay is assigned, regardless of the actual cost of the services provided.  Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs.  Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices.  Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which the devices are utilized.  Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies, including equipment sold by us, that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs.

Medicaid.  The Medicaid program is a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons.  State participation in Medicaid is optional and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services.  The coverage, method and level of reimbursement vary from state to state and is subject to each state’s budget restraints.

Private Payers.  Many third-party private payers, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the purchase of medical devices which may include our products.  The scope of coverage and payment policies varies among third-party private payers.  Furthermore, many such payers are investigating or implementing methods for reducing healthcare costs, such as the establishment of capitated or prospective payment systems.  Cost containment pressures have led to an increased emphasis on the use of cost-effective technologies and products by healthcare providers.

Health Insurance Portability and Accountability Act of 1996 and Related Laws.  U.S. Federal and state laws protect the confidentiality of certain health information, in particular individually identifiable information such as medical records, and restrict the use and disclosure of that protected information.  At the federal level, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA.  These rules protect health information by regulating its use and disclosure, including for research purposes.  Failure of a HIPAA “covered entity” (such as a hospital or academic medical center) to comply with HIPAA could constitute a violation of federal law, subject to civil and criminal penalties.  We are not directly subject to the HIPAA rules as a “covered entity,”  however, and under HIPAA we are permitted to obtain information from purchasers under certain conditions, such as when relevant to our responsibilities for overseeing the quality, safety, or effectiveness of the product. Nevertheless, because conduct by a person that may not be prosecuted directly under HIPAA’s criminal provisions could potentially be prosecuted under aiding and abetting or conspiracy laws, we are unable to determine whether our actions could be subject to prosecution in the event of an impermissible disclosure of data to us.

Finally, many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our research and development, as well as other aspects of our operations. Moreover, such laws are not necessarily preempted by HIPAA and its rules, in particular those state laws that afford greater privacy protection to the individual than HIPAA.  Such state health information confidentiality laws typically have their own penalty provisions, which could be applied in the event of an unlawful action regarding health information.

International in Europe and Rest of the World

Medical devices

In Europe, medical devices have to be “CE marked”, and undergo a technical conformity assessment that is conducted by a selected Notified Body to determine whether the manufacturer conforms to the essential requirements of the Medical Device Directive of the EU. Depending on the classification of the product, more onerous controls and testing may be required. Our OsSatura™ products and our SynPlug™ products are Class III CE marked products.

Human tissue based products

Currently, DBM-based products do not fall under a comprehensive European Union (EU) legislative framework. DBM-based products are not medical devices as defined in the Medical Device Directive (93/42/EC). They are also not “medicinal products” as defined in Directive 2001/83/EC. Today, regulations, if applicable, are different from one EU member state to the next.

As of April 2006, a new Directive (2004/23/EC) will be enforced relative to setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells. This directive is not aimed at harmonizing free trade among the EU member states. However, to promote free trade among member states, the European Commission has issued a draft regulation with the title “advanced therapy medicinal products”, and it has amended Directive 2001/83/EC and Regulation No 726/2004 on November 16, 2005. This latter regulation is based on the existing EU pharmaceutical framework and the classical pharmaceutical technical requirements, but will be modified to reflect more suitable requirements for human tissue based technology. These requirements are not issued at this moment. The draft regulation currently affects DBM-based products as well. Acceptance by the European Parliament of the regulation in its pr esent from would take approximately two years.

Due to the absence of a harmonized regulatory framework and the proposed regulation for advanced therapy medicinal products in the EU, the approval process(es) may be extensive, lengthy, expensive, and unpredictable.

In the rest of the world, DBM-based products are regulated by equivalent national regulatory authorities. Outside of the United States and the EU, we are selling our DBM-based products in Canada, in countries in the Middle East and Far East and believes that we are in compliance with applicable regulations.

Research and Development

Our short-term research and development efforts are geared towards:

•	designing and developing new products that;
	•	enhance the bioactivity and osteoinductivity of our bone grafting products,
	•	facilitate administration to the patient, and
	•	display improved mechanical and osteoconductive features for enhanced clinical efficacy,
•	designing and performing clinical studies in limited patient populations to support the marketing and selling of our products,
•	generating sufficient data from animal studies to support regulatory filings for existing products in new geographies and for new products

Our mid-term projects include the testing and release of new proposed products in 2007 based upon the Accell and PolyActive platforms.

Our long-term research and development efforts are focused on new synthetic biomaterials for bone graft substitution and for cartilage repair as well as the further investigation of bone tissue growth promoting agents.  Our Scientific Advisory Board is composed of seven highly qualified individuals with specialties in bone biology, growth factors and orthopedic surgery. This Board will assist us as we evaluate longer term projects and scientific advancements. We also have a close collaboration with the Institute for Biomedical Technology (BMTI) of the University of Twente in The Netherlands. BMTI houses one of the most prominent research groups worldwide in the field of orthobiology, tissue engineering, and advanced biomaterials.

The members of our Scientific Advisory Board are:

•	Barbara Boyan, Ph.D. – Georgia Institute of Technology, Atlanta, GA, U.S.
•	Adele Boskey, Ph.D. – HSS Ventures/Hospital of Special Surgery, NY, NY, U.S.
•	Arnold Caplan, Ph.D. – Case Western Reserve University, Cleveland, OH, U.S.
•	Clemens van Blitterswijk, Ph.D. – University of Twente, Enschede, The Netherlands
•	Joshua Jacobs, M.D., Ph.D. – Rush University Medical Center, Chicago, Ill, U.S.
•	Jim Poser, Ph.D. – founder and former CEO of Orquest, Laguna Niguel, CA, U.S.
•	Mike Yaszemski, M.D, Ph.D. – Mayo Clinic, Rochester, Minn., U.S.

Manufacturing and Supply

We operate manufacturing facilities in Irvine, California, and Bilthoven, The Netherlands. The Irvine facility produces the DBM-derived products, whereas the small scale Bilthoven facility produces our synthetic biomaterials.

At both sites we have put into place state-of-the-art quality assurance and quality control programs. We manufacture according to the recommended standards of Quality System Regulation (QSR) and ISO 13485. Our Irvine facility is also accredited by the AATB.

We have agreements in place with AATB accredited tissue banks for supply of our ground cortical bone and cancellous chips. These materials are used in all of our putties, pastes and gels, including our innovative Accell® technology. Our unique reverse phase medium used in DynaGraft™ II, OrthoBlast® II and Accell Connexus™ is sourced from one or more custom polymer manufacturing companies.

We have several agreements in place for the supply of the raw materials for our synthetic biomaterials. It concerns raw materials such as calcium phosphates and polymers that are in wide supply, but that are turned into value added medical devices through the proprietary processes we submit them to. Prices of the raw materials and the processing costs for tissue we rely on are relatively stable, and we have several long-term supply contracts to ensure minimal volatility.

We perform critical manufacturing operations under environmentally controlled conditions. All processes that involve product exposure to the environment are carefully controlled to avoid potential product contamination and to assure compliance with FDA and international regulations and standards. All tissue processed in our manufacturing processes has undergone stringent donor screening and testing prior to release and shipment by the tissue bank to us. Every reasonable effort is taken to assure employee and user safety for our products. Although several strong acids and buffers are used in the manufacturing processes, special procedures are utilized to neutralize these agents prior to appropriate disposal. Our operations are routinely inspected in Irvine by state and local environmental organizations to assure compliance.We have systems to comply with Good Tissue Practices and believe that we are in substantial compliance with the requirements of Good Tissue Practices.

We do not anticipate any significant shortages in tissue or raw materials that might impose a risk to our ability to manufacture and supply product on a timely basis.

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

Sales and Marketing

We use two distribution models. In the United States, we mostly market and sell our products through a network of independent agents. In the international markets we market and sell our products through stocking distributors.  Our first generation products are available through several orthopedic companies under a private label distribution agreement. We have entered into a non-exclusive distribution agreement for our first generation DynaGraft™ II product with Aesculap Inc., and with Lifetek/Plus Orthopedics for DynaGraft™ and OrthoBlast™ II. We have also entered into a non-exclusive distribution agreement with Allosource, Inc. for the supply of certain allograft materials.

To manage and train the U.S. independent distributor network, we employ a Vice President Sales, an Area Vice President, five Regional Sales Mangers, several Orthobiologics Specialists and a Director of Training. On a regular basis, our training effort is supported by our Chief Scientific Officer. During 2005 we have significantly increased our sales effort by expanding our sales management team and intensifying our product training activities. Our Vice President Sales, Alan Donze, joined us in February of 2006. He is a former Vice President and General Manager at Stryker Corporation.

The Irvine-based marketing, customer services, and distributor training teams support the activities of the field team.  In 2005, we hired Kathryn Liljestrand, a seasoned marketing professional with over 20 years experience to intensify our marketing effort and to further develop and implement our marketing activities. The staff of the marketing organization has been reinforced and the group is engaged in the development of a new corporate and product branding strategy that we intend to implement during 2006 and continuing through 2007. The marketing department has begun to organize a Surgeon Advisory Board to provide insight, guidance and testing of new products and product development.

We attach great value to product and technology training, and invested in establishing a professional training infrastructure in 2005.  Our Training Department is run by Mike Soloway, Ed.D., who has an extensive background in sales and training in the orthobiologics industry. In November 2005 we held our second consecutive annual International Sales Meeting for our distributors and sales representatives. The meeting highlighted the training of the global sales representatives in the technology of our product lines. Several surgeon customers from the spine, total joint and trauma specialties presented case studies to support the effectiveness of our products.

We also maintain a presence at industry trade shows such as the annual meetings of the American Academy of Orthopaedic Surgeons (AAOS) and the North American Spine Society (NASS), and publish advertisements in trade journals to directly reach our target audience of orthopedic surgeons.

Our international sales and marketing activities are coordinated out of our office in Lausanne, Switzerland. Our international distributor network consists of stocking distributors, and is serviced and supported by our Director of International Sales, two International Sales Managers, the International Marketing Manager and a customer services department. The international team also maintains a presence at important trade shows, such as SOFCOT, the annual meeting of the French orthopedic and traumatology association, and EFORT, the European Federation of National Associations of Orthopedics and Traumatology. We currently have distribution agreements with 38 distributors internationally, which cover 29 countries.

Seasonal Nature of Business

In the past, we have experienced some seasonality in our product sales, typically during summer months.  During this period product sales may remain flat or even decline slightly.  We believe this fluctuation is the result of patients choosing not to undergo surgery during the summer holiday period.

Intellectual Property

Our business depends upon our significant know-how and proprietary technology.  To protect this know-how and proprietary technology, we rely on intellectual property protections provided by patents, trademarks, trade secrets, and confidentiality agreements.

We seek patent protection of our key technology, products and product improvements both in the United States and in selected foreign countries. When determined appropriate, we have enforced and plan to continue to enforce and defend our patent rights. We do rely on our patent estate to provide us with competitive advantages as it relates to our existing product lines. For example, we hold patents relating to our Accell Connexus®, DynaGraft™ II and OrthoBlast® II products and have patents pending on our entire Accell® line of products.  The duration of patent rights generally is twenty years from the date of filing of priority application.  We can not assure that any pending patent applications will result in issued patents or that any currently issued patents, or patents which may be issued, will provide us with sufficient protection in the case of an infringement of our technology or that others will not independently develop technology comparable or superior to ours.  We also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us.  These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.  We cannot assure you that the individuals subjected to these agreements will not breach them; that we would have adequate remedies for any breach; or that our trade secrets will not otherwise become known or be independently developed by our competitors.

We have various U.S. and foreign trademark registrations.  ISOTIS®, ISOTIS ORTHOBIOLOGICS®, ACCELL®, ACCELL CONNEXUS®, ACCELL TOTAL BONE MATRIX™, DBM100®, OSSATURA®, DYNAGRAFT™ II, ORTHOBLAST® II are some of our and our subsidiaries’ trademarks.  As long as the trademarks are being commercially used and their registration timely renewed, trademark rights are essentially perpetual.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement.  As the number of entrants into the market increases, the possibility of an infringement claim against us grows.  While we attempt to ensure that our products do not infringe other parties’ patents and proprietary rights, competitors may assert that our products and the methods they employ are covered by patents held by them.  We have in the past been, and may in the future be, involved in litigation relating to our intellectual property.

We do not rely upon any licenses for our products, but we do pay royalty payments for the reverse phase carrier for which we own the patents.

4. C.	Organizational Structure

Information concerning our organization structure appears in “Item 4.A. History and Development of the Company - Intercorporate Relationships”.

4. D.	Property, Plants and Equipment

We lease facilities, with leases ranging from one to five years. Our current facilities include:

United States Facility (Irvine, California)

IsoTis OrthoBiologics, Inc. leases a production, laboratory and administrative office facility, comprising of approximately 26,000 square feet (approximately 2,400 square meters), for the production and distribution of IsoTis OrthoBiologics, Inc.’s bioimplant products. IsoTis OrthoBiologics’ facility is registered with the FDA, and the Quality Management System is ISO certified and its operations are accredited by the AATB. The facility provides a clean room manufacturing facility (class 10,000) for the production of our products. The Irvine facility was audited by the FDA, AATB and KEMA (a European Notified Body) in 2004.

We are in the process of finalizing a new lease agreement for approximately 43,000 square feet (approximately 4000 square meters) in Irvine to meet increased product demand and manufacturing capabilities.

European Facilities (Lausanne, Switzerland; Bilthoven, The Netherlands)

After moving from a larger research and development and manufacturing facility in 2004, we currently have available a total of approximately 420 square meters (approximately 4,600 square feet) of office facilities in Lausanne, Switzerland.

Based on the previous size of our operations in The Netherlands, we still have a lease for 3,615 square meters (approximately 38,900 square feet) of office, laboratory and production facilities located in Bilthoven, The Netherlands, for the commercial production of our synthetic biomaterial products. The facility provides clean room manufacturing facilities (class 100,000) for the production of polymers (such as PolyActive™) and calcium phosphate/hydroxyapatite derived products. All manufacturing facilities have been inspected to obtain an extension of our current ISO 13485 certification as well as CE marking for synthetic bone grafting products.

We currently plan to discontinue our operations in Bilthoven, The Netherlands, at the end of 2006.  Existing operations at this facility will either be relocated or discontinued.

The insurance value for the consolidated fixed assets of the group is $24,316,377.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes that appear elsewhere in this annual report, which are prepared in accordance with US GAAP. All amounts are in U.S. dollars, unless otherwise noted.

Overview

We are a medical company specializing in orthobiologics, a rapidly growing segment of the overall orthopedics market. We manufacture, market and sell a range of innovative bone graft substitutes and other related medical devices that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements, and in dental applications. Our strategic direction towards orthobiology was given shape in 2003 when we acquired GenSci OrthoBiologics, Inc., a U.S.-based orthobiology company. In 2004, we successfully completed our transition into a company fully dedicated to competing in orthobiologics. In connection with this transition, our executive management and offices are now located in Irvine, California. Our international sales and marketing headquarters are based in Lausanne, Switzerland. We also maintain a manufacturing facility in The Netherlands. Our registered headquarters are in Lausanne, Switzerland, and we are a public company with an indefinite duration incorporated under the laws of Switzerland.

Our innovative product offering consists of natural and synthetic bone graft substitutes. Our natural bone graft substitutes are based on allograft bone. We obtain allograft bone from accredited tissue banks and process it at our facility in Irvine to yield demineralized bone matrix (“DBM”). After demineralization, the remaining bone matrix contains primarily collagen and non-collagenous proteins including bone growth factors such as natural human bone morphogenetic proteins (nhBMP™s) that result in bone formation and repair. We combine these nhBMPs™ with our proprietary carrier materials, to improve the handling characteristics and thus to make them suitable for orthopedic surgery. Our product portfolio primarily consists of a family of our nhBMP™ products, based on our Accell® technology, and a first generation of DBM products. To maximize our returns, we are increasingly transitioning our sales mix from the first generation of DBM products to our premium-priced Accell® technology based products.

Our success depends on our ability to effectively operate our three distinct sales channels.  In the United States, we market and sell our products through a network of independent agents. In the international markets we market and sell our products through stocking distributors.  Finally, we sell our first generation products in the United States and internationally through several orthopedic companies under private label distribution agreements.  In 2004 and 2005, we have increased our U.S. field sales management personnel, provided intensive product and sales training to our sales representatives and increased our sales management personnel in Europe. We expect that as our sales continue to grow, the sales management organization will grow with it. Our established European sales and marketing infrastructure continues to provide an opportunity to increase European and international sales through our growing international distributor network. Additionally, in 2005 we entered into our third and largest private label agreement.

The medical device industry and the orthobiologics market are intensely competitive, subject to rapid change and significantly affected by new product introductions.  We compete principally against procedures in which autograft bone is used and against other DBM and synthetic bone substitutes.  Autograft bone has historically been the standard of care.  This procedure is well established among surgeons, has extensive long-term data and has remained relatively unchanged for many years.

Market participants, including us, have developed various DBM products and other bone graft substitute products as alternatives to the use of allograft in orthopedic procedures.  Our principal competitors in the orthobiologics market include Medtronic Sofamor Danek, Inc., Musculoskeletal Foundation, Osteotech, Inc., Regeneration Technologies, Wright Medical Technology and Orthovita. We also compete against small to midsize companies that are active in the orthobiologics market. Many of our competitors enjoy significant competitive advantages over us.

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

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection, and disclosure of our most critical financial estimates with the Audit Committee of our Board and with our independent registered public accounting firm. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

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

In prior years, we have received certain government grants, which supported our research efforts in defined research projects. These grants generally provided for reimbursement of approved costs incurred as defined in the underlying grant agreements. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable. Although grants have provided significant revenue in prior years, we do not expect revenue from grants to be a significant percentage of total revenue in the future. There were no such revenues in 2005.

We recognize revenue from royalties when the royalties become fixed and payable and when collection is reasonably assured.

We also receive revenue from research and development contracts. Milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and our performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. We defer revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Excess and Obsolete Inventories

We value our inventory at the lower of the actual cost or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to adjust inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand. Our forecasting of product demand may prove to be inaccurate; as such we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Our estimates may also be impacted by significant unanticipated decreases in the demand for our products and could have a significant impact on the value of our inventory and our reported operating results.

Long-Lived Assets other than Goodwill

We record impairment of long-lived assets, other than goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable.

Events or circumstances that would necessitate an impairment review primarily include an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value. We realized an impairment charge to operations of $622,210, and $1,140,052 related to property and equipment for the years ended December 31, 2004 and 2003, respectively. In addition, we recognized an impairment charge to operations of $4,121,248 related to amortizable intangible assets for the year ended December 31, 2004. These impairment charges were based upon our determination of fair value which, with respect to the property and equipment considered the current market values of similar assets with comparable remaining useful lives and with respect to the intangible assets, was based on discounted estimated cash flows. Our estimates may be impacted by significant unanticipated decreases in the demand for our products or our inability to bring new products to market. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. No impairment charge was recognized on long-lived or intangible assets for the year ended December 31, 2005.

Goodwill

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets”, we do not amortize goodwill. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. We recorded goodwill (see Note 3 to our consolidated financial statements) in the fourth quarter of 2003 related to our acquisition of GenSci. As we operate in one reporting unit, on November 30, 2005, we performed the first phase of our impairment test by comparing our net asset value to our market capitalization. The first phase of our impairment test found no potential impairment to goodwill. We also noted that a ten percent decrease in our stock price would not have resulted in the need to perform the second phase of the impairment test. We note that a more significant change in the value of our stock price could result in the need to complete the second step of the impairment test and may result in the recognition of an impairment of goodwill.

Stock-Based Compensation

We account for stock-based compensation under the fair-value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” We value options issued based upon the Black-Scholes option pricing model and recognize this value as an expense over the future periods in which options vest. The Black-Scholes pricing model, which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, could have a significant impact on the amount of compensation expense recognized.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”)  issued SFAS No. 151, Inventory Costs. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. We currently believe that the adoption of SFAS No. 151 will not have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in the consolidated statement of operations. SFAS 123(R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) will not have an impact on the statement of operations for stock options granted and the related expense to be recorded related prior to adoption and the Company does not believe the adoption of SFAS 123(R) will result in significant differences in valuing and expensing stock options as compared to its current policies.

In June 2005, the Emerging Issue Task Force of the FASB issued EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased Lease Inception or Acquired in a Business Combination” (“EITF 05-6”). On September 15, 2005 the Emergency Issue Task Force reached consensus on how to amortize leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. Leasehold improvements acquired in reporting periods beginning after June 29, 2005 should be amortized over the shorter of the useful life of the asset or a term that includes required lease periods and renewals that are deemed to be reasonably assured. We do not believe the adoption of EITF 05-6 will have a significant impact on our financial statements.

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

Consolidated Financial Statements

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and include the following consolidated subsidiaries:

Name of Subsidiary Company	Jurisdiction of Incorporation	Ownership Interest

IsoTis N.V.	The Netherlands	100.00%
IsoTis TE Facility B.V.	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	Washington State, USA	100.00%
EpiSource S.A.	Switzerland	100.00%
Modex Therapeutics GmbH	Germany	100.00%

5. A.	Operating Results

References to 2005, 2004, and 2003 in the discussions below refer to our fiscal years ended December 31, 2005, 2004 and 2003, respectively.

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

(in thousands, except per share data)

Consolidated Statements of Operations	2005	+ / -%		2004

Revenues
Product sales	$32,063	6,794	27%	$25,269
Government grants	—	(37)	(100)%	37
Royalties [and research and development contracts]	39	(95)	(71)%	134

Total revenues	32,102	6,662	26%	25,440
Costs and expenses
Costs of sales	13,114	860	7%	12,254
Research and development	6,330	(5,829)	(48)%	12,159
Marketing and selling	13,140	(850)	(6)%	13,990
General and administrative	9,425	(6,164)	(40)%	15,589
Impairment of property, plant and equipment and intangible assets	—	(4,743)	(100)%	4,743

Total operating expenses	42,009	(16,726)	(28)%	58,735

Loss from operations	(9,907)	23,388	70%	(33,295)
Interest income and other	1,240	(1,121)	(47)%	2,361
Interest expense and other	(406)	(86)	(27)%	(320)
Foreign exchange gain (loss)	9,982	15,960	267%	(5,978)

Net income (loss)	909	38,141	102%	(37,232)

Basic net income (loss) per share	$0.01			$(0.54)
Diluted net income (loss) per share	$0.01			$(0.54)
Weighted average common shares outstanding	70,464			69,548
Diluted common shares outstanding	72,448

Revenues

Revenues consist primarily of product sales. The increase in total revenues for 2005 was driven by increased product sales through each of our three main sales channels. The increased product sales are primarily attributable to continued market penetration with our core technology, our DBM-derived products containing the Accell® technology. Sales of products containing our Accell® technology represented 47% of product sales in 2005 compared to 41% in 2004 increasing in total dollar sales by 45% in 2005. Sales of our first generation DBM products represented 46% of product sales in 2005. While we expect our first generation products to be an important source of income going forward as they are the subject of our private label partnerships, we anticipate our Accell® technology products to show stronger growth and to remain the key growth drivers.

Sales through our U.S. independent sales channel increased 16% in 2005 compared to 2004 and represented 69% of product sales in 2005 compared to 76% of product sales in 2004.  We believe this increase resulted from an increase in our field sales management and intensive product and sales training that we provided to our independent agents. In our independent U.S. distribution network, we sell directly to hospitals with the assistance of our independent agent network. We expect sales to our U.S. independent sales channel to increase as acceptance of our Accell® technology also increases.

Sales to our international distribution channel increased 48% in 2005 from 2004 and represented 23% of product sales compared to 20% of product sales in 2004. In the international markets we sell our products to stocking distributors.  Continued acceptance of our product technology and the increased number of sales management in Europe contributed to the growth. Continued sales growth is expected in our international distribution network as we increase sales management and open new markets for our products.

Sales to our private label partners increased 143% in 2005 compared to 2004 and represented 6% of product sales in 2005.  As we continue to experience growth in our Accell® technology product line, we will pursue private label licensing agreements for our 1st generation DBM-derived products. Revenue from private label agreements is expected to increase as purchase commitments from our private label partners increase.

Revenue from government grants declined 100% in 2005 as a result of the expiration of certain grants supporting our research efforts in defined research projects. We recorded other revenue of $38,825 related to royalties earned from achieving milestones under certain research and development contracts during 2005. We do not expect future growth of other revenue from royalties or government grants.

Costs and expenses

Cost of sales consists of material, labor, and overhead costs. Cost of sales increased 7% in 2005 compared to 2004, primarily as a result of increased product sales. As a percent of product sales, cost of sales was 41% in 2005, decreasing from 48% in 2004. We believe the decrease in cost of sales as a percentage of product sales, or our gross profit margin, can be attributed to the increase in product sales, which offset more of our fixed manufacturing costs, and to the realization of reduced raw material costs from our suppliers. In general, we expect our gross profit margin to continue to improve as we continue to manage our fixed manufacturing costs, increase product sales, improve demand forecasting and implement manufacturing efficiencies. However, our cost of goods sold and corresponding gross profit margin can be expected to fluctuate in future periods depending upon changes in our product sales mix between our first generation products and our Accell based products, prices of our products, relative levels of sales through our three sales channels, manufacturing yields and levels of production volume. The gross profit margin percentage on our sales through our US independent sales channel is higher than sales in our international sales channel and with our private label partners.

Research and development expense consists of costs for product research, product development, regulatory and clinical functions and personnel.  Research and development expenses decreased 48% in 2005 compared to 2004. The decrease in expense was primarily attributable to the refocus of the development group strictly on orthobiologics.  This refocus led to a reduction in the overall size of the department which began in 2004 but is reflected in the full year results in 2005. We expect our development efforts to focus on continually improving our Accell® technology and diversifying and expanding the product platforms developed with this technology. As a percentage of product sales, research and development decreased from 48% in 2004 to 20% in 2005. We expect research and development expense to increase in absolute dollars in the upcoming periods as we continue the development of products we expect to launch in 2007 and evaluate other technologies that may complement our current product portfolio.  While we expect research and development expense to increase in absolute dollars, we expect a reduction in research and development expense as a percentage of product sales as our product sales increase.

Marketing and selling expense consists of costs of sales and marketing personnel, distributor and physician training programs, sales commissions to our independent sales network and marketing activities. Marketing and selling expenses decreased 6% in 2005 compared to 2004. Sales and marketing expense remained relatively consistent in absolute dollars, but declined as a percentage of product sales to 41% in 2005 compared to 55% in 2004.  Increased sales commissions due to higher sales were offset by lower marketing costs, as the marketing department was realigned in the fourth quarter of 2005, and the absence of severance and restructuring costs that were recorded in 2004.  We anticipate that our marketing and selling expenses will increase in absolute dollars to the extent that any additional growth in product sales results in increases in sales commissions, to the extent that we continue increased spending on developing our three sales channels, and to the extent we increase product branding and marketing costs.

General and administrative expenses consist of personnel costs, professional service fees, expenses related to intellectual property rights, and general corporate expenses.  General and administrative expenses declined by 40% in 2005 compared to 2004 and were 29% of product sales in 2005 compared to 62% of product sales in 2004. The decrease in general and administrative expenses was primarily due to the consolidation of administrative operations into Irvine during 2005 and the absence of severance and restructuring costs incurred in 2004.  We expect general and administrative expenses in 2006 to increase as we incur additional costs associated with becoming Sarbanes Oxley compliant.

Impairment of property, plant and equipment and intangible assets

We recorded no impairment charge during 2005 compared to an impairment charge of $4.7 million recorded in 2004.  The impairment charge in 2004 primarily related to assets acquired from GenSci, the partial closure of our operations in Bilthoven, The Netherlands and our decision to cease distribution of a particular bone cement product.

Interest income and other

Interest income and other declined 47% in 2005 compared to 2004, due to the effect of significantly lower average cash balances and the recording of other income of $1.9 million in 2004, the result of a gain on sale of assets at our Swiss facility and the gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc.

Interest Expense and other

Interest expense decreased by 27% in 2005 compared to 2004.  The decrease was due primarily to the decrease in interest recorded on our mortgage facility in The Netherlands, which was paid off during the third quarter of 2005.

Foreign exchange gain

In 2005, we incurred a foreign exchange gain of $9.9 million on U.S. dollar cash deposits held by our European subsidiaries in The Netherlands and Switzerland and on a U.S. dollar denominated intercompany receivable held in our Switzerland entity.  Our Netherlands entity uses the Euro as its functional currency and Switzerland uses the Swiss Franc as its functional currency. As of December 31, 2005, we had significant assets denominated in U.S. currency held by entities that do not use the U.S. dollar as their local currency, and therefore we remain at risk of recording foreign exchange gains or losses.  Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated inter-company loans, generating currency translation gains or losses that impact our non-operating income/expense levels in the respective period.

Net Income

As a result of the factors discussed above, we recorded net income for 2005 of $909,000 as compared to a net loss of $37.2 million in 2004.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

(in thousands, except per share data)

Consolidated Statements of Operations	2004	+ / -%		2003

Revenues
Product sales	$25,269	19,416	332%	$5,853
Government grants	37	(291)	(89)%	328
Royalties and research and development contracts	134	111	483%	23

Total revenues	25,440	19,236	310%	6,204
Costs and expenses
Costs of sales	12,254	7,494	157%	4,760
Research and development	12,159	(4,435)	(27)%	16,594
Marketing and selling	13,990	8,235	143%	5,755
General and administrative	15,589	5,914	61%	9,675
Impairment of property, plant and equipment and intangible assets	4,743	3,603	316%	1,140

Total operating expenses	58,735	20,811	55%	37,924

Loss from operations	(33,295)	(1,575)	(5)%	(31,720)
Interest income	462	(534)	(54)%	996
Interest expense	(320)	147	31%	(467)
Foreign exchange loss	(5,978)	(606)	(11)%	(5,372)
Other income	1,899	1,899	100%	—

Net loss before taxes, discontinued operations and minority interest	(37,232)	(669)	(2)%	(36,563)
Minority interest	—	(45)	(100)%	45

Net loss from continuing operations	(37,232)	(714)	(2)%	(36,518)
Net loss from discontinued operations	—	698	100%	(698)

Net loss	$(37,232)	(16)	(0)%	$(37,216)

Basic and diluted net loss per share
Continuing operations	$(0.54)			$(0.79)
Discontinued operations	—			$(0.01)
Extraordinary item	—			—
Net loss per share basic and diluted	$(0.54)			$(0.80)
Weighted average common shares outstanding	69,548			46,289

Revenues

The increase in total revenues for 2004 was driven by increased orthobiologic product sales. The year ended December 31, 2004 includes twelve months contribution of orthobiologic sales compared to only two months for 2003. Our orthobiologic sales were primarily acquired during the acquisition of GenSci. GenSci’s product portfolio contained what is now our DBM-derived product portfolio. If we consolidated GenSci for the full year in 2003, our orthobiologic sales would have been $23.9 million as compared with $25.3 million in 2004. Sales in the United States represented 81% of product sales in 2004. Our ability to increase the acceptance of products in the U.S. market was due to an increase in our field sales management, which increased from five to ten people, and intensive product and sales training that we provided to our independent agents during 2004.

Revenue from government grants declined 89% in 2004 compared to 2003, as a result of the expiration of certain grants supporting our research efforts in defined research projects. We recorded revenue of $134,720 related to royalties earned from achieving milestones under certain research and development contracts during 2004.

Costs and expenses

Cost of sales increased 157% in 2004 compared to 2003, primarily as a result of increased product sales. As a percent of product sales, cost of sales was 48% in 2004 compared to 81% in 2003. The decrease in gross profit margin can be attributed to the increase in product sales which offset our fixed manufacturing costs.

Research and development expenses decreased 27% in 2004 compared to 2003. The decrease in research and development expense was primarily attributable to the continued refocus of the development group strictly on orthobiologics. This refocus led to a reduction in the overall size of the department and resulted in a more focused development effort in the orthobiologics area. Another factor contributing to the decline in research and development expense from 2003 was the expensing of $800,000 of in-process research and development costs related to the acquisition of GenSci in 2003. As a percentage of product sales, research and development decreased to 48% in 2004 from 284% in 2003.

Marketing and selling costs increased 143% in 2004 compared to 2003. The increase in sales and marketing expense was primarily due to the doubling from five to ten of our U.S. field sales management responsible for managing our network of independent agents, and intensive product and sales training to our independent agents during 2004. A large percentage of the remainder of the increase in selling and marketing expense was due to higher commissions paid in the U.S. as a result of increased product sales in 2004. As a percentage of product sales, marketing and selling expense decreased to 55% in 2004 from 98% in 2003.

General and administrative expense increased 61% in 2004 compared to 2003.  The increase in general and administrative expense was primarily due to a full year of expenses of our Irvine facility.

Impairment of property, plant and equipment and intangible assets

In 2004, we completed an impairment test of intangible assets that were recorded as part of the purchase of the U.S. operations of GenSci. This analysis resulted in the recognition of an impairment of Synthetic Blends unpatented technology, Collagen patented and unpatented technologies and the distribution network acquired totaling $2,882,001.The impairment recorded on the patented and unpatented technologies was due to a shift in our intent to produce and distribute certain acquired technologies. The impairment of the distribution network was a result of our changing certain distributors that were part of the acquired distribution network.

Under the terms of our agreement with GenSci signed prior to the acquisition of GenSci, GenSci assigned to us a license agreement with BioInterfaces, Inc (“BioInterfaces”), for the use of certain proprietary technology. We exercised our option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,000, in accordance with an asset purchase agreement between us and BioInterfaces effective October 27, 2003. In 2004, we determined that this asset was fully impaired as we had not put on the market any products using this technology and decided that we had no plans to market any such products. An additional impairment charge was recorded in 2004 for the remaining book value of $854,909.

In 2004, we shut down most of our Bilthoven (The Netherlands) operations, with only the SynPlug™ production continuing until at least December 2005. We recognized an impairment charge related to certain fixed assets at the Bilthoven location amounting to $584,064 in 2004. In addition, we recognized an impairment charge relating to certain fixed assets at the Lausanne location amounting to $38,146.

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

Interest income

Interest income was $462,000 in 2004 compared to $1.0 million in the prior year, a decrease of 54%. The decrease was due to the combined effect of significantly lower average cash balances and interest rates.

Interest Expense

Interest expense for 2004 was $319,000 as compared to $467,000 in 2003. The decrease was due primarily to the decrease in the variable interest rate on our mortgage facility in The Netherlands. This was partially offset by a full year of interest on the U.S. structured debt payments.

Foreign exchange loss

In 2004, we incurred a foreign exchange loss of $6.0 million on U.S. dollar cash deposits held by our European subsidiaries in The Netherlands and on a U.S. dollar denominated intercompany receivable held in the Swiss entity whose functional currency is CHF.  Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated inter-company loans, generating currency translation gains or losses that impact our non-operating and income and expense levels for the respective period.

Other Income

Other income of $1.9 million was composed primarily of a gain on sale of assets at our Swiss facility due to the reduction in the facility size and gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc. on December 15, 2004.

Minority interest

Minority interest was zero in 2004 compared to $45,240 in 2003. During 2004 we purchased the remaining outstanding shares of IsoTis N.V. and therefore there are no remaining minority interest holders.

Net loss

As a result of the factors described above, net loss for 2004 remained consistent with net loss for 2003 at approximately $37.2 million. The net loss in 2003 included a loss from discontinued operations of $698,000.

5. B.	Liquidity and Capital Resources

We have incurred negative operating cash flows prior to and since the acquisition of GenSci in October 2003, and we have funded our operations primarily from the proceeds received from various sales of stock of the predecessor companies. We continue to use our cash and cash equivalents to fund our operations. We presently have sufficient cash and cash equivalents and positive working capital to fund our operations through 2006.

Cash and cash equivalents

We had cash and cash equivalents of $15.7 million as of December 31, 2005, compared to $25.5 million as of December 31, 2004. Our cash and cash equivalents declined in 2005 compared to 2004 primarily due to:

Cash used in operating activities. Cash used in operations was $9.3 million in 2005 as compared to $24.3 million in 2004. Cash provided from operations was comprised of net income of $909,000 which was significantly impacted by the recorded foreign exchange gain of $9.9 million, offset in part by continued operating losses due to (i) heavy investment in our sales distribution including headcount additions and increased commissions; (ii) ongoing General and Administrative and Research and Development costs. In addition, we increased our investment in inventories to support anticipated sales growth and accounts receivables increased due to increased sales during the fourth quarter of 2005. Cash flow used in operating activities was $24.5 million in 2003.

Cash provided from investing activities.  Cash provided from investing activities was $5.0 million in 2005 as compared to $395,000 in 2004. The cash provided was primarily attributed to proceeds on the sale of our tissue engineering facility in Heerlen, The Netherlands in July 2005.  Cash flow provided by investing activities was $395,000 in 2004 compared to cash used of $15.7 million in 2003. This change was primarily attributed to a gain on sale of certain assets reflecting our restructuring and headcount reduction in 2004.

Our capital expenditures for property, plant and equipment and intangible assets were $556,000 in 2005, $1.3 million in 2004, and $1.9 million in 2003.  We incurred these expenses mainly in connection with, expansion of laboratory and office facilities and investments in connection with commercialization of products and investments in connection with research and development program.

Cash used in financing activities.  Cash used in financing activities was $5.6 million in 2005 as compared to $851,000 in 2004. Cash used in financing activities was primarily related to $6.4 million of loan and borrowings repayments including the payoff of the mortgage facility on the tissue engineering facility in Heerlen, The Netherlands offset in part by $892,000 of proceeds from stock option exercises. Cash used in financing activities was $851,000 in 2004 compared to $2.3 million 2003. This decrease was mainly a result of lower repayments of interest-bearing loans and borrowings.

Working Capital

Our working capital decreased to $24.4 million as of December 31, 2005, compared to $26.2 million as of December 31, 2004 and $46.7 million as of December 31, 2003. The decrease in working capital in both 2005 and 2004 as compared to the prior years was primarily the result of decreases in cash and cash equivalents, as discussed above.

We have entered into a non-cancelable commitment related to collaborative agreements as of December 31, 2005 of $1.2 million which is recorded as restricted cash. The whole amount, $1.2 million, is expected to be paid during 2006.

Restricted Cash

We had restricted cash of $4.4 million as of December 31, 2005, compared to $7.6 million as of December 31, 2004. Restricted cash is comprised of cash held in support of guarantees for payment obligations that we have made.

5. C.	Research and Development, Patents and Licenses

The October 27, 2003 acquisition of GenSci increased research and development costs as we combined our active programs with those of GenSci. This was further impacted by the expensing of $800,000 of in-process research and development costs related to the acquisition of GenSci. In 2003, in the context of defining the strategy for our combination with GenSci, our Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. The restructuring programs partially offset the increase in costs caused by the combination of the activities of the two companies.

On May 14, 2003 IsoTis sold its entire share in the drug delivery subsidiary Chienna B.V. This also led to a reduction in the cash-outflow for certain research programs.

During the past three fiscal years we have spent the following amounts on company-sponsored research and development:

	Years Ended December 31

	2005	2004	2003

	(in thousands)
Research and development	$6,330	$12,159	$16,594

5. D.	Trend Information

Please see “Item 5.A. Operating Results” and “Item 4.B. Business Overview” for trend information.

5. E.	Off-Balance Sheet Arrangements

We have no unconsolidated special purpose financing or partnership entities that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5. F.	Tabular Disclosure of Contractual Obligations

At December 31, 2005, we had contractual cash obligations and commercial commitments as follows:

	Payments Due by Period

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	More Than 5 Years

Long Term Debt Obligations	$3,059,252	$1,015,471	$2,043,781	—	—
Operating Lease Obligations	1,833,951	985,097	848,854	—	—
Purchase Obligations	1,299,272	1,260,257	39,015	—	—

Total	$6,192,475	$3,260,825	$2,931,650	—	—

5. G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided pursuant to Items 5.E. and 5.F. above.

ITEM 6.	Directors, Senior Management and Employees

6. A.	Directors and Senior Management

Board Members

As of March 15, 2006, our board of directors (the “Board”) was comprised of the following members:

Member	Position	Nationality	Age	Date Elected	Term Expires

James Trotman	Chairman	Canadian	67	October 27, 2003	2006
Aart Brouwer	Vice-Chairman	Dutch	66	November 20, 2002	2008*
Darrell Elliott	Director	South African	59	October 27, 2003	2006
James Hart	Director	American	47	June 23, 2005	2008
Henjo Hielkema	Director	Dutch	62	November 20, 2002	2008*
Daniel Kollin	Director	American	65	October 27, 2003	2006
Pieter Wolters	Director	Dutch	41	June 23, 2005	2008

*	On June 23, 2005, our shareholders approved the specified director’s re-election for a new term of three years as of June 23, 2005.

Other activities and functions

James S. Trotman, M.D., Chairman

Dr. James Trotman joined our Board on October 27, 2003 as Chairman. As a founder of GenSci Regeneration, he has held continuous positions in GenSci since 1992.  Dr. Trotman was Chairman and Director of GenSci from 1992 to 2003, he was CEO and President until 1999 and CEO until 2000.  Dr. Trotman is Chairman of Lifebank Corp, Chairman of SMC Ventures and also acts as a private consultant to other unrelated biotechnology companies.  He is a member of the National Association of Corporate Directors.  Prior to his involvement in the biotechnology sector, Dr. Trotman was a physician, surgeon and medical administrator for over 25 years in Canada.

Aart Brouwer, Vice-Chairman

Aart Brouwer joined IsoTis N.V.’s supervisory board in May 2002 and was Chairman of the Board from November 20, 2002 until October 27, 2003, at which time he became Vice-Chairman of the Board. Since November 2005, Mr. Brouwer has been President of Celgene International Sarl. Until 2002, Mr. Brouwer was Vice President Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer founded BioNetwork, a consultancy firm based in Switzerland.

Darrell Elliott

Darrell Elliott joined our Board on October 27, 2003. He was previously a director of GenSci Regeneration. Mr. Elliott has been the Managing Director and Senior Vice President of MDS Capital Corporation since August 1999, President of MDS Ventures Pacific Inc. since January 2000 and CEO of British Columbia Medical Innovations Fund since 2004. Mr. Elliott has over 34 years of private equity investing and analogous operating experience in several countries and is a director of a number of unrelated public and private companies as follows: Aderis Inc., Cognetix Inc., Agrisoma Biosciences Inc., Medical Innovations Management Corporation,  MDS Ventures Pacific Inc., Isuma Strategies Inc., Calyx Capital Advisers Inc., and Chairman of the boards of directors of Neuromed Technologies Inc., Neuromed Pharmaceuticals Corp., Chromos Molecular Systems Inc. and Inex Pharmaceuticals Corp.

James Hart

James Hart joined our Board in June 2005. Mr. Hart has more than 20 years of experience in the orthopedics industry.  He began his career in sales management with Proctor & Gamble Inc. from 1981 through 1982, and continued in sales management positions in Johnson & Johnson’s Patient Care Division from 1983 through 1985. In 1986, he joined Zimmer, Inc. where, during the following 12 years, he held positions of increasing responsibility in the sales and marketing organization. His last position at Zimmer was Vice President Strategic Marketing. From 1998 to 2000, Mr. Hart was President, COO and Director of Orthopaedic Biosystems Inc. In 2002, Mr. Hart was appointed President, CEO and Director of Opus Medical Inc., a sports medicine company that was acquired by ArthroCare Corporation. Mr. Hart is currently President, CEO and Director of Cayenne Medical Inc., an early stage sports medicine company.

Henjo Hielkema

Henjo Hielkema joined the IsoTis N.V. supervisory board in 2000 and became a member of our Board on November 20, 2002. Until 2002 Mr. Hielkema was Vice-Chairman of the Executive Committee of Fortis (one of the largest bank and insurance groups in the Benelux). During his career, Mr. Hielkema has held a number of executive positions at the financial services group Fortis and other financial institutions. Mr. Hielkema currently holds the following positions on boards of other companies: Chairman of the board of Sligro Food Group, N.V., member of the board of V. Wijnen N.V., and member of the supervisory boards of Autoriteit Financiële Markten, Rijksmuseum van Oudheden, World Wildlife Fund, Nijenrode Foundation and Accenture Foundation.

Daniel Kollin

Daniel Kollin joined our Board on October 27, 2003. Mr. Kollin was previously a director of GenSci Regeneration. Mr. Kollin is the Managing Director of Biomed Capital Group Ltd., a strategic and business advisory firm, since January 1990, and worked in other areas of the financial industry in the past. Mr. Kollin is also a board member of American BioMedica Corporation.

Pieter Wolters

Pieter Wolters was appointed to our Board on June 23, 2005.  Mr. Wolters is also our President and Chief Executive Officer.

Senior Management

As of March 15, 2006, our senior management consisted of the following six members:

Pieter Wolters	President and Chief Executive Officer
Robert J. Morocco	Chief Financial Officer
Alan Donze	Vice President Sales
William A. Franklin	Vice President Operations
John F. Kay	Chief Scientific Officer
Kathryn Liljestrand	Vice President Marketing

Senior management carries out our strategic and operative day-to-day management upon delegation of the Board. Management meets on a regular basis, at least twice per month. Pieter Wolters and Robert J. Morocco are officers of IsoTis S.A. All members of our senior management are residents of the United States, and of American nationality, except Pieter Wolters, who is of Dutch nationality.

Pieter Wolters, President and Chief Executive Officer

Pieter Wolters was appointed our President and Chief Executive Officer on July 1, 2004. Prior to becoming Chief Executive Officer, he was a member of our executive committee and our Chief Financial Officer from 2002. He was Chief Executive Officer of IsoTis N.V. in 2002 at the time of the merger of IsoTis and Modex. He joined IsoTis N.V. in 1997. As Chief Financial Officer, Mr. Wolters assisted IsoTis N.V. in raising capital in excess of €100 million through private equity rounds and IsoTis N.V.’s €80 million initial public offering in 2000. Prior to joining IsoTis, between 1992 and 1997, he gained international acquisitions and listing experience in different corporate finance positions at Rodamco, the public global real estate company of Dutch Robeco Group. He received a law degree from Leiden University, The Netherlands in 1989, and he advised clients on international tax law in the Amsterdam and Paris offices of an international law firm from 1989 until 1992.

Robert J. Morocco, CPA, Chief Financial Officer

Robert J. Morocco was appointed our Chief Financial Officer on February 1, 2005. Mr. Morocco was previously the Chief Financial Officer at Opus Medical Inc., a privately held sports medicine company that was recently acquired by ArthroCare Corporation. Prior to joining Opus Medical Inc., Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte & Touche LLP and is a certified public accountant.

Alan Donze, Vice President Sales

Alan Donze was appointed our Vice President Sales in February, 2006. From 2005 until his appointment as our Vice President Sales, Mr. Donze was Managing Partner of DPC Corporation, a healthcare and medical devices consultancy. From 1999 through 2004, Mr. Donze was Vice President and General Manager of Stryker Communications where he was instrumental in the development of the “Orthopedic Operating Room of the Future,” using state-of-the-art communication technology. In addition, Mr. Donze managed Stryker’s Endoscopic Services program, which provided specialty outsourced technicians to the orthopedic surgical marketplace. Managed by Mr. Donze from start-up, both companies belong to Stryker’s MedSurg Equipment division. Between 1991 and 1999, Mr. Donze held different sales and marketing positions of increasing responsibility at Stryker Endoscopy, including Director of Strategic Marketing, Southeast Regional Sales Manager and Endoscopy Sales Representative. Mr. Donze holds a BS from Louisiana State University.

William A. Franklin, Vice President Operations

William A. Franklin was appointed Vice President Manufacturing of IsoTis OrthoBiologics Inc. in April 2004 and has been our Vice President Operations since April 2005. Mr. Franklin has over 30 years experience in pharmaceutical and medical device quality assurance, regulatory affairs and manufacturing management. Mr. Franklin has previously held operations positions with Allergan Optical Inc., as Director Quality Assurance, Interpore Cross International Inc., as Vice President Operations, and Artecel Sciences Inc., as Vice President Operations.

John F. Kay, Ph.D., Chief Scientific Officer

John F. Kay, Ph.D. has been Chief Scientific Officer of IsoTis OrthoBiologics Inc. since October 2003. His current focus is on supporting our expanding sales management organization with technical expertise of our technology. Previously, he was the Vice President of Research and Product Development of GenSci from 2001 to 2003. He was the founder, President and Chief Executive Officer of Bio-Interfaces Inc. from 1987 to 2001 and cofounder and Director of Research and Development, Calcitek, Inc. from 1981 to 1987.

Kathryn Liljestrand, Vice President Marketing

Kathryn Liljestrand was appointed Vice President Marketing of IsoTis OrthoBiologics, Inc. in September 2005. She has approximately 25 years experience in the medical device industry, including almost 15 years in the orthopedics sector with companies such as Surgical Dynamics, Wright Medical Inc., and Sofamor Danek Group Inc. At Surgical Dynamics she was Senior Director of Sales, with responsibility for the $100 million spinal products division. At Smith & Nephew from 2000 until 2005, she was initially responsible for U.S. marketing development of the trauma product line, and for the past three years she held different positions in the Reconstructive Division, most recently as Director of Patient Advocacy.

We have no management contract between us and companies or individuals not belonging to our group.

6. B.	Compensation

Non-Executive Board Members

Each non-executive Board member receives a fixed amount of $20,000 for participating in four to five meetings per year, plus a per diem for time spent traveling to meetings, and for participation required by phone or attending additional meetings. The Chairman has a more active role, being in contact with the Chief Executive Officer and Chief Financial Officer on a regular basis, which results in an elevated compensation of $40,000. For special committee membership (audit committee, compensation committee, corporate governance committee), a Board member receives an additional $5,000 annually.  During 2005, Board members received their remuneration in U.S. dollars.

During 2005, the total remuneration of the non-executive members of the Board amounted to $202,000, and the highest remuneration to a non-executive Board member amounted to $52,500.

Executive Board Members and Senior Management

During 2005, the total remuneration of Mr. Wolters, the only executive member of the Board, and the members of senior management amounted to $1,309,827.

An additional amount of CHF 30,000 ($25,440) was paid as a severance payment to our former President International, James Hogan, whose employment terminated at the end of March 2005.

During 2005, the highest remuneration to an individual member of the Board amounted to $320,553, plus a grant of 225,000 options which vest over four years.

For further information on the compensation of directors and senior management, see “Management Agreements and Termination Contracts” below.

Management Agreements and Termination Contracts

Management Agreements

Effective July 1, 2005, we and Pieter Wolters, our President and Chief Executive Officer since July 2004, entered into an employment agreement that supersedes all prior agreements.  We agreed to pay Mr. Wolters, as President and Chief Executive Officer, an annual base salary of $300,000, an annual bonus of up to 50% of his base salary for the year 2005 based on our achievement of pre-established performance goals. The bonus compensation for subsequent years shall be determined according to the Board’s discretion. Mr. Wolters is also entitled to a car allowance of $500 per month. The employment agreement may be terminated by either party with written notice.  In the event of a termination by us without cause, Mr. Wolters is entitled to severance equal to 24 months of his base salary and additional severance in the amount of one times the average annual bonus compensation awarded during the preceding 24 month period. Furthermore, all granted options shall immediately vest and be exercisable for a period of three months. Finally, Mr. Wolters shall be eligible to continue receiving certain health care benefits for a maximum period of 18 months and reimbursement of up to $25,000 in relocation expenses. In the event of a termination by us as a result of change of control or if Mr. Wolters resigns within 12 months following a change of control for good reason as defined in the employment agreement, Mr. Wolters shall be entitled to the same severance, option vesting scheme and other benefits described above.

Effective August 1, 2005, we and Robert Morocco, our Chief Financial Officer since February 2005, entered into an employment agreement whereby we agreed to pay Mr. Morocco a base salary of $200,000 and an annual bonus of up to 30% of his base salary for the year 2005 based on our achievement of pre-established performance goals. The bonus compensation for subsequent years shall be according to the Board’s discretion. Mr. Morocco is also entitled to a monthly car allowance of $500 and certain commuting costs through June 30, 2006. The employment agreement may be terminated by either party with 30 days’ written notice.  In the event of a termination by us without cause, Mr. Morocco is entitled to severance equal to 18 months of his base salary and additional severance in the amount of 0.75 times the average annual bonus compensation awarded during the preceding 24 month period. In addition granted options shall vest and be exercisable during the 90 day period following termination.  The portion of the severance payable and the vesting of granted options are limited based on Mr. Morocco’s length of employment.  Finally, Mr. Morocco shall be eligible to continue receiving certain health care benefits for a maximum period of 18 months. In the event of a termination by us as a result of change of control or if Mr. Morocco resigns within 12 months following a change of control for good reason as defined in the employment agreement, Mr. Morocco shall be entitled to the same severance, option vesting scheme and other benefits described above without limitation. Alongside the employment agreement, 300,000 stock options which vest over four years were granted to Mr.  Morocco.

On November 8, 2004, we and Dr. John F. Kay, our Chief Scientific Officer, entered into an employment agreement effective November 1, 2004 whereby Dr. Kay continues to serve as Chief Scientific Officer for an initial term of 14 months until December 31, 2005. The initial term can be renewed automatically for successive one year periods unless either party gives 90-day prior written notice of non-renewal. The agreement can be terminated by either party with or without cause. We pay Dr. Kay a base salary at the annual rate of $240,000 and we have the discretion to grant Dr. Kay a bonus and share options.  On December 1, 2005 a letter agreement was executed to renew Dr. Kay’s employment for an additional one year term ending on December 31, 2006.

Effective August 1, 2005 we and William A. Franklin, our Vice President Operations entered into an employment agreement whereby we agreed to pay Mr. Franklin a base salary of $187,850 and an annual bonus of up to 20% of his base compensation payable in the first quarter of 2005 and up to 25% of his base compensation payable in the second, third and fourth quarters of 2005, based on our achievement of pre-established performance goals. The bonus compensation for subsequent years shall be up to 30% of the annual base compensation based on the achievement of pre-established performance objectives according to the Board’s discretion. Mr. Franklin is also entitled to a monthly car allowance of $500. The employment agreement may be terminated by either party with 30 days’ written notice.  In the event of a termination by us without cause, Mr. Franklin is entitled to severance equal to 12 months of his base salary and additional severance in the amount of 0.5 times the average annual bonus compensation awarded during the preceding 24 month period. Furthermore, granted options shall vest immediately and be exercisable for a period of three months. The amount of severance payable and the vesting of granted options are limited based on the length of Mr. Franklin’s employment. Finally, Mr. Franklin shall be eligible to continue receiving certain health care benefits for a maximum period of 18 months. In the event of a termination by us as a result of change of control or if Mr. Franklin resigns within 12 months following a change of control for good reason as defined in the employment agreement, Mr. Franklin shall be entitled to the same severance, option vesting scheme and other benefits described above without limitation. Alongside the employment agreement, 100,000 stock options were granted to Mr. Franklin.

Effective August 1, 2005, we and Kathryn Liljestrand, our Vice President Marketing entered into an employment agreement whereby we agreed to pay Ms. Liljestrand a base salary of $175,000 and an annual bonus of up to 30% of her base salary according to the Board’s discretion. Ms. Liljestrand is also entitled to a grant of 75,000 options which vest over four years, a monthly car allowance of $500 and certain living expenses through July 31, 2006. The employment agreement may be terminated by either party with 30 days’ written notice.  In the event of a termination by us without cause, Ms. Liljestrand is entitled to severance equal to 12 months of her base salary and additional severance in the amount of 0.5 times the average annual bonus compensation awarded during the preceding 24 month period. Furthermore, granted options shall vest immediately and be exercisable for a period of three months. The amount of severance payable and the vesting of granted options are limited based on the length of Ms. Liljestrand’s employment. Finally, Ms. Liljestrand shall be eligible to continue receiving certain health care benefits for a maximum period of 18 months. In the event of a termination by us as a result of change of control or if Ms. Liljestrand resigns within 12 months following a change of control for good reason as defined in the employment agreement, Ms. Liljestrand shall be entitled to the same severance, option vesting scheme and other benefits described above without limitation.

On February 17, 2006, we and Alan Donze, Vice President Sales, entered into a letter agreement effective February 21, 2006 whereby we agreed to pay Mr. Donze a base salary of $200,000 and an annual target bonus of $120,000 for 2006 based on the achievement of corporate objectives to be set out in our incentive plan.  In addition, Mr. Donze is eligible to a year-end bonus of up to $30,000 at the discretion of our Chief Executive Officer. The letter agreement further entitles Mr. Donze to a grant of 300,000 stock options, which vest over four years, a monthly car allowance of $500 and participation in our benefits program.  Either party may terminate the agreement at any time with or without cause.

On January 15, 2004, we and Dr. Trotman entered into a consultancy agreement effective October 27, 2003, which provided that in consideration of his consulting services, we would pay Dr. Trotman’s reasonable out-of-pocket expenses for such services.  This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of our Board.

On July 1, 2005, we and James Hart entered into a consulting agreement effective immediately, according to which Mr. Hart for one day per month shall provide our senior management with advice related to our operations and strategic development. In consideration for his services, we will pay Mr.Hart $2,500 per month.

Termination Contracts

On October 22, 2004, we and James P. Abraham, former Vice President Sales, entered into a letter agreement whereby we paid Mr. Abraham a salary of $50,000 for the remainder of 2004, an annual base salary of $180,000 for 2005, an annual bonus of up to $120,000 for 2005 (based on achievement of 100% of U.S. sales forecast as determined by management and the Board) and a grant of 100,000 stock options. The options had an exercise price of CHF 1.46 and were to vest over a four year period.  We also agreed to pay Mr. Abraham a monthly car allowance of $500 and certain commuting costs.

On September 15, 2005, we and Mr. Abraham entered into a termination agreement effective December 31, 2005.  25% of his 100,000 granted options were vested as of November 1, 2005, and remained exercisable for a period of 90 days following his last day of employment, and the remaining options were forfeited. His bonus remains payable depending on achievement of performance targets and is calculated based on an 11 month calendar year. No severance was paid to Mr. Abraham.

On March 17, 2005, we and James Hogan, formerly our President International, entered into a termination agreement effective March 31, 2005. In April 2005, we paid Mr. Hogan the total amount of CHF 210,592 ($178,582) comprising remuneration of CHF 180,592 ($153,142) and severance of CHF 30,000 ($25,440) in consideration of termination of his employment agreement. We also paid CHF 10,000 ($8,450) in order to transfer Mr. Hogan’s leased car to his new employer.  Mr. Hogan is entitled to exercise, until March 31, 2006, all options vested as of March 31, 2005.  These payments were paid and were payable in 2005.

On July 8, 2004, we and Jacques Essinger, formerly our Chief Executive Officer, entered into a termination agreement effective June 30, 2004. We paid Mr. Essinger the total amount of CHF 1,028,689 ($872,328) comprising severance of CHF 563,402 ($477,764) and remuneration of CHF 548,688 ($465,287) in consideration of termination of his employment agreement. Mr. Essinger had previously been awarded 617,259 share options, of which 317,259 options with an exercise price of CHF 1.60 were fully vested as of the date of the agreement. We agreed that these options could be exercised at any time between June 30, 2004 and June 30, 2005. We also agreed to accelerate the vesting of the remaining 300,000 options, which had an exercise price of CHF 1.28.

6. C.	Board Practices

Elections and terms of office

According to our Articles of Association (the “Articles”) the general meeting of our shareholders (the “General Meeting of Shareholders”) elects each individual member of the Board for three years. The date of the first election and the remaining term of office for each member of the Board are disclosed under Section 6.A. above. Director agreements do not provide members of the Board with any benefits upon termination of their term of office.

The members of senior management, with the exception of Dr. Kay, are subject to employment agreements for an indefinite term, and each agreement contains different notice of termination provisions, which may be exercised by either the employer or employee. Dr. Kay’s employment as our Chief Scientific Officer has been extended through December 31, 2006.

Board organization

The organization of the Board is regulated by our Organizational Rules (“ORs”), which were entered into force on December 19, 1997 and were amended in 2002, 2003, 2004 and in 2005.  Our ORs comply with article 716b of the Swiss Code of Obligations (“CO”) and Article 22 of the Articles.

The Board meets as often as required by its business, but at least four times a year. During 2005, the Board met five times.

The Board is our ultimate executive body and has the responsibility for our overall direction, supervision and control. Pursuant to the ORs and to the extent permitted by law, in particular Article 716 and 716 b CO, the Board has delegated the preparation and implementation of its resolutions to committees of the Board and senior management. Certain material actions, including acquisitions, divestitures and major investments, require the prior consent of the Board.

The Board has three sub-committees:

Audit Committee

As of December 31, 2005, our audit committee was comprised of the following members:

Henjo Hielkema – Chairman
Darrell Elliott
Daniel Kollin

The audit committee assists the Board in fulfilling its responsibilities with respect to the oversight of our accounting and financial reporting practices. The chairman of the audit committee is responsible for preparing and managing the meetings and assuring timely provision of pertinent data. He also follows up on the management’s execution of decisions of the Board. He ensures that members of management are available at Board meetings if required for questions and further explanations.

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

The audit committee meets at least twice per year, once with the external auditors exclusively. In 2005, the audit committee met two times.

The audit committee charter is posted on our corporate website at www.isotis.com under “corporate” – “corporate governance”- “appendices”.

Compensation Committee

As of December 31, 2005, our compensation committee was comprised of the following members:

James Trotman – Chairman
Aart Brouwer
James Hart

The compensation committee assists the Board in reviewing and approving our compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business.

The compensation committee meets at least twice per year. In 2005, the compensation committee met three times.

The compensation committee charter is posted on our corporate website at www.isotis.com under “corporate” – “corporate governance”- “appendices”.

Corporate Governance Committee

As of December 31, 2005, our corporate governance committee was comprised of the following members:

Darrell Elliott – Chairman
Henjo Hielkema
James Trotman

The corporate governance committee assists the Board in reviewing and approving the policies and guidelines for our overall governance, including nomination of new directors, the constitution and independence of the Board, the functions to be performed by the directors, the committees and for all employees, executives and directors in order to ensure compliance with applicable rules and regulations.

The corporate governance committee meets at least once per year. In 2005, the corporate governance committee met twice.

The corporate governance committee charter is posted on our corporate website at www.isotis.com under “corporate” – “corporate governance”- “appendices”.

6. D.	Employees

The following table indicates the approximate number of employees by location at the end of the past three financial years:

	Total	United States	The Netherlands	Switzerland

2005	138	119	9	11
2004	130	103	12	15
2003	208	93	85	30

The decrease in employee numbers between 2003 and 2004, as evidenced in the table above, is the result of our reorganization and refocusing after our acquisition of IsoTis N.V. in 2002 and GenSci OrthoBiologics in 2003.

6. E.	Share Ownership

Share and option ownership

As of March 15, 2006, the six non-executive members of the Board owned 49,806 of our outstanding shares and the members of our senior management owned 128,036 of our outstanding shares. As of March 15, 2006, we had 70,847,411 shares of common stock outstanding.

Share Option Plans

In connection with the 2002 business combination between Modex and IsoTis N.V., we terminated our existing share option plan and cancelled all previously outstanding options. We adopted a new share option plan for grants to consultants and former IsoTis N.V. employees and board members, based on treasury shares (the “2003-0 Plan”).

We also have a share option plan for our board members and employees outside of North America, based on conditional capital (the “2003-1 Plan”).

In connection with the acquisition of GenSci in 2003, we established a share option plan for North American employees based on conditional capital (the “2003-2 Plan”). The 2003-0 Plan, 2003-1 Plan and the 2003-2 Plan are referred to as the “Plans”.

Options under the Plans vest based on the terms established in the individual grant agreement. Such terms are established by the compensation committee and typically range from vesting immediately to vesting over a period of four years. Options issued under the 2003-0 Plan and 2003-1 Plan are subject to profit-retribution provisions. Such provisions entitle us to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. The portion of any profits to be remitted to us decreases ratably over a period of three years. Options generally expire over a period of four to ten years, or upon earlier termination of employment.

The shares and options held by the executive and non-executive members of the Board and by senior management, as well as the parties closely linked to such persons as at March 15, 2006 are disclosed below.  As of March 15, 2006, excluding shares underlying options, all of our directors and members of our senior management had direct or indirect beneficial ownership of less than 1% of our outstanding shares.

	Shares(1)	Options	Exercise Price (CHF)	Expiration Date

Non-executive members of the Board
James Trotman	22,006	328,474	1.00	10/27/09
Aart Brouwer	—	42,000 50,000	2.02 3.01	12/12/07 10/10/07
Darrell Elliott	—	24,440	1.00	10/27/09
James Hart	25,000	50,000	1.72	07/01/11
Henjo Hielkema	2,800	—	—	—
Daniel Kollin	—	24,440	1.00	10/26/09
Executive members of the Board and senior management
Pieter Wolters	86,236	231,000 200,000 225,000	2.02 1.28 1.95	12/12/07 10/27/09 02/23/11
Robert Morocco	—	150,000 150,000	1.46 1.72	01/01/11 07/01/11
Alan Donze		300,000	1.98	02/21/16
William Franklin		25,000 75,000	1.81 1.95	07/01/08 02/23/11
John Kay	41,800	219,960 5,000 20,000	1.00 2.63 1.95	10/27/07 03/01/08 02/23/11
Kathryn Liljestrand	—	75,000	1.93	10/01/15
Total number	177,842	2,120, 314

A summary of stock option activity for our stock option plans is as follows:

	Number of Options	Weighted Average Exercise Price

Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at January 1, 2005	4,552,098	CHF 1.68
Granted	1,137,500	CHF 1.80
Forfeited	(368,824)	CHF 1.70
Exercised	(874,122)	CHF 1.30

Balance at December 31, 2005	4,446,652	CHF 1.78

The following table summarizes information about our stock options outstanding at December 31, 2005:

	Outstanding Options at December 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Option Price	Exercisable Options	Weighted Average Price of Exercisable Options

CHF 1.00	731,916	3.83	CHF 1.00	731,916	CHF 1.00
CHF 1.01 – 1.50	375,000	4.05	CHF 1.36	125,000	CHF 1.32
CHF 1.51 – 2.00	1,234,351	2.14	CHF 1.82	298,601	CHF 1.61
CHF 2.01 – 2.50	1,917,948	1.96	CHF 2.02	1,917,948	CHF 2.02
CHF 2.51 – 3.00	76,937	2.12	CHF 2.65	21,873	CHF 2.67
CHF 3.01 – 3.31	110,500	3.22	CHF 3.17	65,125	CHF 3.08

Outstanding at end of year	4,446,652	2.53	CHF 1.78	3,160,463	CHF 1.74

IsoTis S.A. 2005 Incentive Plan

The IsoTis S.A. 2005 Incentive Plan is designed to align senior management’s and employees’ interests with our and our shareholders’ interests. Any bonus paid under this plan is based upon the achievement of three pre-defined and measurable corporate objectives which provide for a potential payout of an employee’s bonus potential depending on our achievement of each of the three corporate objectives. Each Senior Management member has a bonus potential defined in his or her employment agreement ranging from 30% to 50% of his or her annual base salary.  Each of our employees, depending on their position with us, is entitled to a bonus potential of between 15% and 25% of their annual base salary.  The sales organization has incentives built into their employment agreements that are related to specific sales targets and fall outside of the IsoTis S.A. 2005 Incentive Plan.

ITEM 7.	Major Shareholders and Related Party Transactions

7. A.	Major Shareholders

To our knowledge, as of December 31, 2005, there were no shareholders beneficially owning more than 5% of our shares.

Based on the records of Advantage Proxy, our proxy agent, as of February 15, 2006, there were 943 U.S. resident shareholders who collectively held 5,885,557 shares or approximately 8% of our issued and outstanding common shares. Based on the records of our Swiss share register, as of February 28, 2006, there were 3,526 Swiss resident shareholder, who collectively held 14,894,971 shares or approximately 21% of our issued and outstanding common shares.

7. B.	Related Party Transactions

The following related party transactions have occurred since January 1, 2003:

In June 2003, we licensed certain technology from GenSci for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci upon our achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to our acquisition of GenSci.

On October 27, 2003, we paid $950,000 to purchase and license certain technologies from Bio-Interfaces, Inc., a company that is partially owned by Dr. John Kay, our Chief Scientific Officer. In 2004, we determined that this asset was fully impaired as we had not put on the market any products using this technology and had no plans to market any such products.

On January 15, 2004, we and Dr. Trotman entered into a consultancy agreement effective October 27, 2003, which provided that in consideration of his consulting services, we would pay Dr. Trotman’s reasonable out-of-pocket expenses for such services. This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of our Board.

On July 1, 2005, IsoTis OrthoBiologics, Inc. entered into a consulting agreement with Mr. James Hart whereby he shall provide advice to senior management related to our U.S. operations and strategic development in the U.S. orthopedic market for a three year term unless terminated earlier by mutual agreement. In consideration for his services, Mr. Hart shall be compensated $2,500 per month and be reimbursed for reasonable expenses incurred while providing services under the agreement.  This agreement is in addition to the Director Agreement entered into between us and Mr. Hart for services performed as a Board member.

7. C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

8. A.	Consolidated Statements and Other Financial Information

Financial Statements

Please refer to “Item 18. Financial Statements” and pages F-1 through F-29 of our annual financial statements and “Item 4.A. History and Development of the Company – Geographic Information.

Legal Proceedings

From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We are the plaintiff or defendant in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount for which we have reserved as shown in the Consolidated Balance Sheets under Accrued Liabilities. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

On October 27, 2003, we acquired GenSci OrthoBiologics, Inc. (“GenSci”) from its parent company, GenSci Regeneration Sciences Inc. (“GenSci Regeneration”). GenSci Regeneration and GenSci (the “GenSci Group”) were involved in a patent infringement case involving claims that the DynaGraft® Gel and DynaGraft® Putty brands infringe patents owned by Osteotech, Inc. (“Osteotech”). On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of $17,533,634 related to DynaGraft®. On October 27, 2003, the GenSci Group reached a final settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We have assumed this liability as part of the acquisition of GenSci and as of March 15, 2006, $2,750,000 remains to be paid.

The GenSci Settlement Agreement with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech’s agreement in the Settlement Agreement that GenSci’s new products do not violate Osteotech’s patents is conditional upon Osteotech counsel’s analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever provide to be inaccurate or incomplete, Osteotech could sue GenSci (now IsoTis OrthoBiologics, Inc.) for patent infringement.

On November 24, 2004, the Dutch tax authorities issued an additional wage withholding tax assessment in connection with the granting of employee options prior to the initial public offering of IsoTis N.V. on October 6, 2000. The initial claim has been reduced by the tax authorities and we have accrued for the potential liability, including interest and penalties. Legal proceedings commenced on June 6, 2005 and remain ongoing.

On January 20, 2004, the Autoriteit Financiële Markten (“AFM”) in The Netherlands imposed on us and IsoTis N.V., a fine in the amount of $386,843 (€326,715), for an alleged violation of Article 9v of the Securities Transactions Supervision Decree 1995 during the merger between Modex S.A. and IsoTis N.V. in the second half of 2002. AFM has rejected a complaint by us in which we deny the alleged violation. On October 11, 2005, AFM’s decision was upheld by the Administrative Court in Rotterdam, The Netherlands. On December 21, 2005, we filed an appeal with the High Administrative Court in The Hague (College van Beroep voor het bedrijfsleven), which is the court of highest instance to rule on this matter. We plan to vigorously defend ourselves in this matter, however a liability was deemed probable and management’s best estimate has been recorded. A hearing date has not yet been set by the Court.

Dividends

Please see “Item 10.B. Memorandum and Articles of Association – Dividends”.

8. B.	Significant Changes

Except as disclosed in this Form 20-F, no significant changes have occurred since the date of the annual financial statements included in this report.

ITEM 9.	The Offering and Listing.

9.A.	Offering and Listing Details.

The following table sets forth certain historical share price information for the Company’s registered shares. The information presented is based on the high and low closing sales prices quoted in Swiss francs for the registered shares on the SWX Swiss Exchange, in Euros for the registered shares on the Euronext Amsterdam exchange, and in Canadian dollars for the registered shares on the Toronto Stock Exchange.

	SWX		Euronext(1)		TSX(2)

Fiscal	High (CHF)	Low (CHF)	High (EUR)	Low (EUR	High (CDNS)	Low (CDNS)

2005	2.14	1.50	1.39	0.98	2.05	1.36
2004	2.93	1.21	1.88	0.78	3.11	1.16
2003	3.50	0.71	2.30	0.47	3.00	2.12
2002	6.30	1.15	1.66	0.45	N/A	N/A
2001	21.00	5.75	N/A	N/A	N/A	N/A

	SWX		Euronext		TSX

Fiscal	High (CHF)	Low (CHF)	High (EUR)	Low (EUR	High (CDNS)	Low (CDNS)

Q4, 2005	2.10	1.80	1.37	1.16	1.87	1.40
Q3, 2005	1.96	1.64	1.26	1.06	1.86	1.40
Q2, 2005	1.83	1.50	1.19	0.98	1.85	1.50
Q1, 2005	2.14	1.59	1.39	1.04	2.05	1.36
Q4, 2004	1.60	1.38	1.07	0.90	1.55	1.29
Q3, 2004	1.94	1.21	1.34	0.78	2.00	1.16
Q2, 2004	2.50	1.77	1.60	1.20	2.60	1.65
Q1, 2004	2.93	2.31	1.88	1.50	3.11	2.00

	SWX		Euronext		TSX

Fiscal	High (CHF)	Low (CHF)	High (EUR)	Low (EUR	High (CDNS)	Low (CDNS)

February 2006	2.10	1.91	1.36	1.22	1.80	1.60
January 2006	1.90	1.82	1.24	1.19	1.64	1.47
December 2005	1.88	1.80	1.22	1.16	1.60	1.40
November 2005	2.05	1.82	1.33	1.17	1.87	1.46
October 2005	2.10	1.94	1.37	1.25	1.82	1.55
September 2005	1.96	1.86	1.26	1.21	1.79	1.62

Notes:
(1)	Our common shares commenced trading on Euronext Amsterdam on December 12, 2002
(2)	Our common shares commenced trading on the TSX on November 14, 2003

9.B.	Plan of Distribution.

Not applicable.

9. C.	Markets

Our shares are traded on the SWX (Symbol: ISON), Euronext (Symbol: ISON) and the TSX (Symbol: ISO).

9. D.	Selling Shareholders

Not applicable.

9. E.	Dilution

Not applicable.

9. F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

10. A.	Share Capital

Not applicable.

10. B.	Memorandum and Articles of Association

Articles of Association

We are a stock corporation (Aktiengesellschaft) established under the laws of Switzerland (Article 620 et seq. of the Swiss Code of Obligations) with its registered office in Lausanne. We were established under the name Modex Thérapeutiques S.A. (Modex Therapeutiks Ltd) (Modex Therapeutik AG) on June 27, 1996 and entered under the register number CH-550-0058431-2 in the Commercial Register of Lausanne (now the Commercial Register of the Canton of Vaud) on June 28, 1996. Our name was modified to ISOTIS S.A. (ISOTIS Ltd) (ISOTIS AG) on December 9, 2002 in connection with the acquisition of IsoTis N.V.

On June 23, 2005, our shareholders approved a new Article 6 authorizing the Board of Directors until June 23, 2007 to increase the share capital by a maximum of CHF 7,800,000 by issuing up to 7,800,000 registered shares of CHF 1.- par value each, fully paid-up for the purpose of enabling us to acquire in whole or in part shares of another company or a business or part of a business.

Purpose of the Company

Article 2 of our Articles establishes that our purpose is the research, study, development, manufacturing, promotion, sale, license and marketing of products, substances, processes, devices and technologies, in the field of, but not restricted to, tissue engineering, cell therapy and gene therapy.

In order to achieve this purpose, we may also:

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

Conflict of interest

Neither the Articles nor Swiss law have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and third parties engaged with management to safeguard our interests and, in this connection, imposes duties of care and loyalty on directors and officers. The breach of these provisions may result in personal liability for our directors and officers towards us or our shareholders. In addition, according to our organizational rules each member of the Board or of a committee of the Board shall take such steps as are necessary to protect our interests; no member of the Board or of the committees of the Board shall participate in the deliberations and resolutions on matters which affect, or reasonably might affect, the interests of such member or of a person close to such member.

Directors

Under Section 21 of the Articles, the Board can pass resolutions with respect to all matters which are not reserved by the Articles or by law to the authority of the General Meeting of Shareholders or to another corporate body. The Board shall manage our business insofar as it has not delegated it to the management. According to our internal organizational rules, the Board has delegated to senior management the execution and implementation of strategy and our day-to-day management.

The Articles do not require directors to retire solely as a result of having reached a maximum age.

The Shares

Shares

The share capital is divided into 70,847,411 registered shares (as at December 31, 2005) with a nominal value of CHF 1 each, fully paid-in. Each share carries one vote and all shares are equally entitled to dividends.

Limitations on transferability and nominee registrations

The transfer of shares is subject to our approval. Unless it is dissolved, we can refuse to approve the transfer of shares and the creation of a usufruct (a situation where the ‘use’ of the rights attached to the ownership is in the hands of somebody else other than the owner himself and in which the holder of the rights can take his own decisions independent of the owner) if the acquirer has not expressly declared that he acquires such shares in his own name and for his own account.

We have no clauses in our Articles or bylaws pertaining to the admissibility of nominee registrations. This implies that nominees could be refused by the Board.

We have no clauses on shareholders acting in concert.

Dividends

Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. We have not previously paid dividends. We anticipate that we will retain any earnings to support our operations and finance any growth and development of our business. Therefore we do not expect to pay any cash dividends in the near future.

Liquidation

According to Swiss law and the Articles, if the General Meeting of Shareholders resolves our dissolution, the liquidation is carried out by the Board, unless the General Meeting of Shareholders elects other liquidators. The net assets after payment of our debts shall be distributed to the shareholders in proportion to the amounts paid in.

Redemption provision

Swiss law limits the number of shares which we may hold or repurchase. We and our subsidiaries may repurchase shares only if (i) we have sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10 percent of our nominal share capital. The voting rights of the shares held by us and our subsidiaries are suspended. Furthermore, we must create a reserve on our balance sheet in the amount of the purchase price of the acquired shares. Share buy-backs by us may be subject to certain adverse tax consequences in Switzerland.

Shareholders’ meetings

Pursuant to our Articles and under the Swiss Code of Obligations, an annual, ordinary General Meeting of Shareholders must be held within six months after the end of our fiscal year. The General Meetings of Shareholders are convened by the Board or, if necessary, by our statutory auditors. Extraordinary General Meetings of Shareholders are convened by the Board as often as needed. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders or if requested by shareholders holding in aggregate at least 10 percent of our nominal share capital. A liquidator appointed to us or the representatives of the holders of bonds issued by us, are also entitled to call an extraordinary general meeting of shareholders. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the following General Meeting of Shareholders.

A General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting, and by letter sent to all registered shareholders. Shareholders wishing to attend and vote at a General Meeting of Shareholders must register their shares in a timely fashion on our share register.

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

A resolution passed at a General Meeting of Shareholders with a qualified supermajority of at least two-thirds of the votes represented and the absolute majority of the nominal share capital represented at such meeting is required by law or by the Articles for: (i) changes to our business purpose; (ii) the creation of shares with privileged voting rights; (iii) restrictions on and changes with respect to the transferability of shares; (iv) an authorized or conditional increase in our share capital; (v) an increase in our share capital out of equity, against contribution in kind, for the acquisition of assets or involving the grant of special privileges; (vi) the restriction or exclusion of pre-emptive rights of shareholders; (vii) a relocation of the registered office; or (viii) our dissolution other than by liquidation (for example, by way of a merger). The introduction or abolition of any provision in the Articles introducing a supermajority must be resolved in accordance with such supermajority voting requirements.

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

Limitations on rights of shareholders

As per the Swiss Code of Obligations and our Articles, we may refuse to enter a shareholder in the share register as a voting shareholder if such shareholder does not submit a declaration to the effect that he holds the shares in question in his own name and for his own account. If the acquirer’s name is not entered in the register as a voting shareholder, he will not be allowed to exercise his voting rights during a General Meeting of Shareholders; however, in any event he is entitled to receive dividends payments and liquidation proceeds. Neither our Articles nor Swiss law place restrictions on rights to own or vote securities issued by us, including rights of foreign shareholders.

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

Pre-emptive rights and capital increases

Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders’ meeting.  Our shareholders have certain pre-emptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend pre-emptive rights in certain limited circumstances.

Our shareholders have previously authorized the Board to issue up to 7 million shares for the purpose of accommodating options granted to our employees and members of the Board, and excluded the pre-emptive rights of the holders of the shares.

On June 23, 2005, our shareholders approved an amendment to the Articles authorizing the Board to issue up to 7,800,000 shares for the purpose of enabling us to make an acquisition of another business in whole or in part, and to define the issue price of the shares, the nature of the contributions and other conditions of the issuance.

Duty to make an offer

According to the Articles, whoever, directly, indirectly or acting in concert with third parties, acquires equity securities such that such person’s stake, together with the securities that he already owns, thereby exceeds the threshold of 40% of our voting rights, regardless of whether such rights are exercisable, shall be required to present a bid for all of our listed equity securities. (Opting-up according to article 32 of the Swiss Federal Law on Stock Exchange and Securities Trading).

10. C.	Material Contracts

The following are our material contracts entered into by us in the past two years:

1.

Employment Agreement dated July 1, 2005 between IsoTis S.A. and Pieter Wolters (our Chief Executive Officer),which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

2.

Employment Agreement dated August 1, 2005 between IsoTis S.A. and Robert Morocco (our Chief Financial Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

3.

Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham (our Vice President Sales), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

4.

Termination Agreement dated March 17, 2005 between IsoTis S.A. and James Hogan (our former President International), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

5.

Employment Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay (our Chief Scientific Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.  Extension Letter dated December 1, 2005.

6.

Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger (our former Chief Executive Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

7.

Employment Agreement dated August 1, 2005 between IsoTis S.A. and William Franklin (our Vice President Manufacturing), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

8.

Employment Agreement dated August 1, 2005 between IsoTis S.A. and Kathryn Liljestrand (our Vice President Marketing), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

9.	European Distribution Center Logistics Agreement dated November 1, 2005 between IsoTis N.V. and HealthLink Europe BV which is described under “Item 4 – Information on the Company.”

10.

Letter Agreement dated February 17, 2006 between IsoTis OrthoBiologics Inc. and Alan Donze (our Vice President Sales), which is described under “Item 6.B. Compensation – Management Agreements and Termination Contracts”.

11.

Consultancy Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart (a member of our Board), which is described under “Item 6.B. Compensation – Management Agreements and Termination Contracts”.

Copies of the material contracts can be reviewed our Swiss headquarters, located at Rue de Sébeillon 1, 1004 in Lausanne, Switzerland and the offices of our subsidiary, IsoTis N.V., at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands.

10. D.	Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our shares.

10. E.	Taxation

Swiss Tax Considerations

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of our shares. The statements of Swiss tax laws set forth below are based on the laws and regulations in force as of the date of May 4, 2005 and may be subject to any changes in Swiss law occurring after that date. Such changes may have retroactive effect. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the acquisition, ownership and sale or other disposition of our shares.

THE STATEMENT AND DISCUSSION OF CERTAIN SWISS TAXES SET OUT HEREIN ARE OF A GENERAL NATURE ONLY. THEY ARE INCLUDED FOR GENERAL INFORMATION ONLY. THEY DO NOT ADDRESS EVERY POTENTIAL TAX CONSEQUENCE OF AN INVESTMENT IN OUR SHARES UNDER THE LAWS OF SWITZERLAND AND DO NOT RELATE TO PERSONS IN THE BUSINESS OF BUYING AND SELLING OUR SHARES OR OTHER SECURITIES. THEY ARE NOT EXHAUSTIVE OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF OUR SHARES IN LIGHT OF THE HOLDERS’ PARTICULAR CIRCUMSTANCES, NOR DO THEY ADDRESS THE TAX CONSIDERATIONS RELEVANT TO CERTAIN TYPES OF HOLDERS WHO MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE APPLICABLE TAX LAWS. THE FOLLOWING STATEMENTS ARE NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF OUR SHARES, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE HOLDERS OF OUR SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, PROVINCIAL, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAW (INCLUDING DRAFT LEGISLATION) IN THEIR INDIVIDUAL CIRCUMSTANCES AND RESPECTIVE JURISDICTIONS.

This summary does not take into account any foreign tax laws, nor, in principle, any tax treaty to which Switzerland is party.

Swiss Withholding Tax

          Generalities

The Swiss Confederation levies a withholding tax in particular on income from movable capital, at a rate of 35%. Dividends and other distributions of profits and reserves made in cash or kind (including dividends on liquidation proceeds and stock dividends) by us to a holder of our shares or a person/entity closely related to such a holder are subject to federal withholding tax at a rate of 35%.

The withholding tax is retained by us on the gross distribution and is paid to the Swiss Federal Tax Administration. We are obligated to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be net after the tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment shall be due.

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

          Object of the withholding tax on income from movable capital

The withholding tax at a rate of 35% is levied on the income derived from our shares. This tax is levied on all payments not considered as a reimbursement of the nominal capital made by us to our shareholders (or persons/entities closely related). Therefore, e.g. dividend distributions, the liquidation proceeds and shares distributed without consideration (stock dividends or “actions gratuites”) are subject to withholding tax. Hidden dividend distribution, i.e. advantages being granted to a shareholder and persons/entities closely related, are also subject to withholding tax.

The transfer of our domicile abroad (i.e. outside Switzerland) would be considered as a liquidation, any reserves – apparent or hidden – and reported profits would therefore be subject to withholding tax.

In case of our liquidation, the liquidation proceeds are subject to withholding tax. All advantages, granted to our shareholders and persons/entities closely related, which are not a reimbursement of the share capital, are subject to withholding tax. The difference between accounting values and liquidation values are considered as liquidation proceeds.

Furthermore, the purchase by us of our own shares is, under certain conditions, considered as a partial liquidation and therefore subject to withholding tax. If a subsidiary of ours purchases the shares of its mother company, the withholding tax is due under the same conditions.

          The tax payer

We are the tax payer, i.e. the person subject to retain the withholding tax on the taxable income. We have the right to repay only the net amount to our shareholders. We have to file the tax return and pay the tax spontaneously. Payment of tax must be made to the Swiss Federal Tax Administration on or before 30 days after the dividend matures.

We are obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be the net amount after tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment is due.

          The reimbursement of the withholding tax

Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the asset and the income derived there from in their relevant income tax returns respectively in their profit and loss statement, if any. Legal entities, and trading companies that are not legal entities, incorporated in Switzerland or entities holding our shares as part of a Swiss permanent establishment are generally entitled to a full refund of the withholding tax if they beneficially own the distribution when due and report in their profit and loss statement.

Non-Swiss resident recipients of a taxable distribution from us, neither resident in Switzerland for tax purposes nor holding our shares as part of a Swiss permanent establishment, may be entitled to a full or partial refund of the withholding tax, if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met.

The Swiss-U.S. tax treaty provides for a mechanism whereby a United States resident (if the conditions are met) can generally seek a refund of the withholding tax paid on dividends in respect of registered shares, to the extent such withholding exceeds 15%. Under the treaty, a beneficial owner which is a company holding directly at least 10% of the voting stocks of a Swiss company can seek a refund of the withholding tax paid on dividends to the extent such withholding tax exceeds 5%. Besides, dividends may not be taxed in Switzerland if the beneficial owner of the dividends is a United States resident described in subparagraph 4b) of Article 28 (Miscellaneous) that does not control the company paying the dividend.

Non-Swiss resident holders of our shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining full refund) may differ from country to country. Holders of our shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of our shares and the procedures for claiming a refund of the withholding tax.

Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax Considerations

The following fairly summarizes the principal Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax considerations applicable to our shareholders with respect to the holding and disposition of our shares.

Income and Profit Tax on Dividends and Similar Distributions

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding our shares as part of a Swiss permanent establishment, is required to report the receipt of taxable distributions received on our shares in his relevant tax returns.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding our shares as part of a Swiss permanent establishment are required to include taxable distributions received on the our shares on their net income subject to Swiss corporate income taxes. A Swiss company or co-operative or non-Swiss company or co-operative holding our shares as part of a Swiss resident permanent establishment may, under certain conditions, benefit from participation relief from taxation with respect to dividends, provided such our shares at the time of the distribution represent a fair market value of at least CHF 2 million or represent at least 20% of the share capital.

Capital Gains Tax

Individuals

Swiss resident individuals who hold our shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes on income with respect to capital gain realized upon the sale of our shares, unless such individuals are qualified as professional securities traders for income tax purposes.

Gains realized upon the sale of our shares by a non-Swiss resident holder will not be subject to Swiss income tax, provided that the holder does not hold our shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding our shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of our shares in their income subject to corporate income tax.

A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding our shares as part of a Swiss permanent establishment may, under certain circumstances, benefit at Federal tax level from participation relief from taxation of capital gains realized upon the disposal of our shares, provided that our shares at the time of the disposition represent at least 20% of the share capital, were held for a period of at least one year, were not acquired before January 1, 1997 and provided the consideration exceeds the investment price as defined by tax laws applicable to such shares. A number of Cantonal Tax Laws contains similar provisions.

Net Worth and Capital Taxes

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding our shares as part of a Swiss permanent establishment, is required to include the shares in his wealth which is subject to cantonal and communal net worth tax.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding our shares as part of a Swiss permanent establishment are required to include their shares in their assets. The cantonal and communal capital tax is levied on the basis of the net equity, as defined by tax laws, of the legal entities. No capital tax is levied at the federal level.

Swiss Federal Transfer Stamp Tax

The transfer of  our shares, whether by a Swiss resident or non resident holder, may be subject to a Swiss transfer stamp tax of 0.15 per cent of the sale proceeds.

Gift and Inheritance Tax

Transfer of our shares may be subject to cantonal and/or communal inheritance estate or gift taxes if the deceased or the donator were resident in a canton levying such taxes and in international circumstances if the applicable tax treaty allocates the right to tax to such canton.

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our shares that may be relevant to you if you are a U.S. Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our shares, persons who are subject to U.S. taxation are strongly urged to consult their own tax advisers as to the overall U.S. federal, state and local tax consequences, as well as to the overall foreign tax consequences, of the ownership and disposition of our shares. In particular, additional rules may apply to dealers in securities, tax-exempt entities, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold our shares as part of a straddle, hedging or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders of 10% or more of our outstanding share capital or voting power. This discussion generally applies only to U.S. Holders who qualify and submit proper documentation to receive benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”), who hold our shares as a capital asset, and whose functional currency is the U.S. dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. If a partnership holds our shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds our shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our shares.

Dividends

For U.S. federal income tax purposes, U.S. Holders will be required to include the full amount (including the amount of any withholding tax) of a dividend paid with respect to our shares as ordinary income. For this purpose, a “dividend” will include any distribution paid by us with respect to our shares (other than certain pro rata distributions of our capital stock or rights to subscribe for our shares), as the case may be, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a U.S. Holder. Such dividend will constitute income from sources outside the United States for U.S. foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, U.S. Holders may deduct from their U.S. federal taxable income, or claim as a credit against their U.S. federal income tax liability, the 15% withholding tax withheld pursuant to the Treaty. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. Under the Code, dividend payments by us on our shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares, thus reducing the U.S. Holder’s tax basis in such shares and, thereafter, as capital gain. Such exchange gain or loss will constitute gain or loss from sources within the United States for U.S. foreign tax credit purposes.

In general, a U.S. Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into U.S. dollars at the spot rate on the date of receipt. The tax basis of Swiss francs received by a U.S. Holder of our shares generally will equal the U.S. dollar equivalent of such Swiss francs at the spot rate on the date such Swiss francs are received. Upon subsequent exchange of such Swiss francs for U.S. dollars, or upon the use of such Swiss francs to purchase property, you will generally recognize exchange gain or loss equal to the difference between your tax basis for the Swiss francs and the U.S. dollars received or, if property is received, the fair value of the property on the date of the exchange.

Under 2003 U.S. tax legislation, some U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares will constitute qualified dividend income for U.S. federal income tax purposes. Some of the eligibility requirements for non-U.S. corporations are not entirely clear, however, and further guidance from the U.S. Internal Revenue Service (“IRS”) is anticipated. In addition, the IRS is expected to issue certification procedures in the future whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Sale or Other Disposition

Upon a sale or exchange of our shares, U.S. Holders generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in our shares. Except with respect to any foreign currency exchange gain or loss described below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of such sale or exchange, our shares were held by such holder for more than one year. The deductibility of capital losses is subject to significant limitations. In the case of certain U.S. Holders (including individuals), any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. Such gain or loss, if any, generally will be U.S. source gain or loss.

Gain or loss on the sale of our shares that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterized as exchange gain or loss. Exchange gain or loss will generally equal the difference between the U.S. dollar value of the sale price of our shares in euros determined using the spot exchange rate on the date of the sale or exchange, and the U.S. dollar value of the acquisition price of such shares in euros determined using the spot exchange rate on the date the U.S. Holder acquired such shares. Such gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale of our shares and will generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

We believe that we are not currently, and we do not expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.  However, we may have been a PFIC in the past.  In addition, because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the IRS will agree with our conclusion regarding our current PFIC status.  If we are or have been a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions.  If a U.S. Holder owns our shares at a time when we become a PFIC (or owned such shares at a time when we were a PFIC), such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC.  The tax would be determined by allocating all or part of such distributions, or all such gain, ratably to each day of the U.S. Holder’s holding period.  The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year.  The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.  In addition, if a person who acquires our shares from a decedent who held such shares at a time when we were a PFIC will be denied the step-up of the tax basis for U.S. federal income tax purposes for such shares to fair market value at the date of such decedent’s death that would otherwise be available and, instead, such person will have a tax basis in such shares equal to the lower of the fair market value or such decedent’s tax basis.

The above rules would not apply if a U.S. Holder is eligible for and timely makes a valid election to treat the PFIC as a qualified electing fund (“QEF”).  If a QEF election is made, a U.S. Holder generally will be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains for taxable years in which we are a PFIC.  We have not had positive earnings or net capital gains in any tax year prior to the current tax year.

Generally a U.S. Holder makes a QEF election by completing IRS Form 8621 and attaching the form to such holder’s federal income tax return.  In order to make a QEF election, a U.S. Holder must disclose to the IRS certain information on IRS Form 8621, including such holder’s pro rata share of our ordinary earnings and net capital gain and the amount of any distributions made by us to such holder.  In addition, electing U.S. Holders would be required to file IRS Form 8621, disclosing the same information, to the IRS for each year during which we were a PFIC.  If required, we will provide to electing U.S. Holders the information necessary for such holders to make a QEF election were we to become a PFIC in the future.

The U.S. Treasury regulations provide procedures for making a retroactive QEF election for PFIC stock held in prior years.  A retroactive election can only be made with the consent of the IRS.  If the IRS consents to a U.S. Holder’s making a retroactive QEF election, such holder would be required to complete IRS Form 8621 and attach it to an amended U.S. federal income tax return for the later of the year in which the election is to be effective or the earliest open tax year of such holder.  In addition, an electing U.S. Holder would be required to file amended returns for subsequent tax years affected by the retroactive election.

A U.S. Holder that held our stock in a prior year in which we might have been a PFIC should consider making a retroactive QEF election for the entire period of such holder’s ownership, if possible.  Such election should not have any adverse effect on such holder’s prior tax years, since we had no earnings and made no distributions in those years.  Moreover, such election would not have any adverse effect in any future years assuming (as we expect) that we will not be a PFIC in future years.  The benefit of making the election is that the adverse consequences on a sale of our shares, as described above, are avoided.  U.S. Holders should consult their own tax advisors regarding the U.S. federal tax consequences of making a retroactive QEF election and their ability to do so.

The above rules also would not apply if a “mark-to-market” election is available and a U.S. Holder validly makes such an election.  If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in our shares at the end of each taxable year in which we are a PFIC as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income).  In addition, any gain from a sale, exchange or other disposition of our shares in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income).  A mark-to-market election is available to a U.S. Holder only if the IsoTis Shares are considered “marketable stock” for these purposes.  Generally, stock will be considered marketable stock if it is “regularly stock” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations.  A class is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  As of the date of this disclosure, it is expected that our shares should considered to be regularly traded on a qualified exchange within the meaning of applicable U.S. Treasury regulations, and, therefore, a mark-to-market election should be available.  The U.S. Treasury regulations provide procedures for making a retroactive mark-to-market election for PFIC stock held in prior years.  A retroactive mark-to-market election generally would not be as beneficial to U.S. Holders as a retroactive QEF election, and, therefore, U.S. Holders should consult their own tax advisors regarding the U.S. federal tax consequences of making such an election and their ability to do so.

United States Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or other disposition of our shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Any U.S. Holders required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders are generally not subject to U.S. information reporting or backup withholding requirements. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10. F.	Dividends and Paying Agents

Not applicable.

10. G.	Statements by Experts

Not applicable.

10. H.	Documents on Display

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained on the SEC’s website at www.sec.gov.

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

We are exposed to market risks primarily related to foreign exchange rates and interest rates.

Foreign Exchange and Interest Rates

We are exposed to market risks related primarily to foreign exchange rates and interest rates. Our currency risk is derived from potential changes in functional currency values of our non-functional currency denominated assets, liabilities and cash flows. Our most significant currency exposures relate to U.S. dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. Our indebtedness creates interest rate risk. We monitor these risks on an ongoing basis. For example, a 10% increase in the value of the U.S. dollar against the Euro and Swiss Franc could result in an increase to reported results of approximately $5.5 million. Conversely, a 10% decrease in the value of the U.S. dollar against the Euro and Swiss Franc could result in a decrease to reported results of approximately $5.5 million. We had no derivative financial instruments at December 31, 2005 and 2004. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated inter-company loans, generating currency translation gains or losses that impact our non-operating income/expense levels in the respective period.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividends Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15(d)-15(e). Based upon, and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level and that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Changes in Internal Control Over Financial Reporting

Except as otherwise discussed herein, there have been no changes in our internal control over financial reporting during our fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16. A.	Audit Committee Financial Expert

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

ITEM 16. B.	Code of Ethics

In December 2004, the Board adopted a Code of Business Conduct and Ethics applicable to all of our employees, including the executive management and the members of the Board.  We have posted this code of ethics to our website, www.isotis.com, where it is publicly available.

ITEM 16. C.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for 2005 and 2004 audit services provided to us and our subsidiaries by Ernst & Young were approximately $500,000 and $591,000, respectively. Such fees related to its audits of our 2005 and 2004 financial statements prepared in accordance with US GAAP.

Audit-Related Fees

Fees for audited related services totaled approximately $14,000 in 2005 and zero in 2004. Audit related services principally involve audit and review services performed related to grants.

Tax Fees

Fees for tax-related compliance and tax planning services provided to us. and its subsidiaries by Ernst & Young during 2005 and 2004 were approximately $44,000 and $50,000 for each year, respectively.

All Other Fees

No other services were provided to us by Ernst & Young during 2005 and 2004.

In total, fees for services of $558,000 and $641,000 were provided to us and our subsidiaries by Ernst & Young in 2005 and 2004, respectively. In 2005 and 2004, approximately 90% and 92%, of these fees respectively, were audit or audit-related.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee has adopted the following procedure for pre-approving audit services and non-audit services to be provided by our independent auditors: specific services are pre-approved from time to time by the Committee or by the Committee chairman on its behalf. As to any services approved by the Committee chairman, the approval is made in writing and is reported to the Committee at the following meeting of the Committee.

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

We have implemented procedures to ensure full compliance with the provisions of the Sarbanes-Oxley Act of 2002, including restrictions on the services which may be provided by Ernst & Young. The Audit Committee believes that these restrictions would have had no significant effect on the nature and scope of services provided by Ernst & Young in 2005 and 2004, nor on our ability to procure accounting, tax or other professional services as required.

ITEM 16. D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16. E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

The following consolidated financial statements, together with the independent auditors’ reports are filed as part of this Annual Report.

Index to Consolidated Financial Statements

F-1	Auditors’ Reports.

F-2	Consolidated Balance Sheets as at December 31, 2005, and December 31, 2004.

F-4	Consolidated Statements of Operations for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003.

F-5	Consolidated Statements of Shareholders’ Equity for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003.

F-6	Consolidated Statements of Cash Flows for the Years ended December 31, 2005, December 31, 2004, and December 31, 2003.

F-8	Notes to the Consolidated Financial Statements.

F-29	Schedule II – Valuation and qualifying Accounts

ITEM 19.	Exhibits

1.1	Articles of Incorporation of IsoTis S.A. (incorporated by reference to Exhibit 1 of the Company’s Report on Form 8-A, filed on October 30, 2003).

1.2*	Organizational Rules of IsoTis S.A., as amended.

2.1*	Form of Stock Certificate.

4.1

Offer Letter dated November 24, 2004 between IsoTis OrthoBiologics, Inc. and Robert Morocco (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.2

Offer Letter dated October 22, 2004 between IsoTis OrthoBiologics, Inc. and James Abraham (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.3	Termination Agreement dated March 17, 2005 between IsoTis S.A. and James Hogan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.4

Employment Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.5	Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.6

Offer Letter dated February 27, 2004 between IsoTis OrthoBiologics, Inc. and William Franklin (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.7	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.7	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.8*	Employment Agreement dated July 1, 2005 between IsoTis S.A. and Pieter Wolters.

4.9*	Employment Agreement dated August 1, 2005 between IsoTis S.A. and Robert Morocco.

4.10*	Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham.

4.11*	Extension Letter dated December 1, 2005 between IsoTis OrthoBiologics, Inc. and John F. Kay.

4.12*	Employment Agreement dated August 1, 2005 between IsoTis S.A. and William Franklin.

4.13*	Employment Agreement dated August 1, 2005 between IsoTis S.A. and Kathryn Liljestrand.

4.14*	Letter Agreement dated February 17, 2006 between IsoTis OrthoBiologics, Inc. and Alan Donze.

4.15*	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart.

4.16

Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.17*	European Distribution Center Logistics Agreement dated November 1, 2005 between IsoTis N.V. and HealthLink Europe BV.

4.18*	Lease Agreement [for 26,000 SF Irvine facility]

4.19*	Lease Agreement [for 43,000 SF Irvine facility]

4.20*	Lease Agreement [for Lausanne, Switzerland facility]

4.21*	Lease Agreement [for Bilthoven, The Netherlands facility]

4.22*	2003-0 Stock Option Plan

4.23*	2003-1 Stock Option Plan

4.24	IsoTis S.A. Stock Option Plan 2003/2 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed on October 30, 2003).

4.25*	IsoTis 2005 Incentive Plan

8.1*	List of significant subsidiaries.

12.1*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Pieter Wolters, Chief Executive Officer.

12.2*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Robert Morocco, Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. Section 1350 of Pieter Wolters, Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. Section 1350 of Robert Morocco, Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ISOTIS S.A.

	By:	/s/ Robert J. Morocco

Robert J. Morocco
Chief Financial Officer
Date: April 12, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IsoTis S.A.

We have audited the accompanying consolidated balance sheet of IsoTis S.A. as of December 31, 2005, and the related consolidated statement of operations, shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule for fiscal 2005 listed in the index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis S.A. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for fiscal 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Orange County, California
March 21, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of IsoTis SA

We have audited the accompanying consolidated balance sheet of IsoTis SA as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. Our audits also included the financial statement schedule for fiscal 2004 and 2003 listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis SA at December 31, 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for fiscal 2004 and 2003, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young Ltd.

/s/ Mark Hawkins	/s/ Michael Portegello

Geneva, Switzerland
April 15, 2005

F-1A

IsoTis SA
Consolidated Balance Sheets

	December 31,

	2005	2004

Assets
Current assets:
Cash and cash equivalents	$15,714,442	$25,539,603
Restricted cash	2,184,063	3,030,402
Trade receivables, net of allowances for doubtful accounts of $392,025 and $319,020 in 2005 and 2004, respectively	6,306,518	4,414,341
Inventories	10,020,906	9,295,435
Unbilled receivables	295,115	435,116
Value added tax receivable	95,505	137,122
Prepaid expenses and other current assets	761,355	2,297,876

Total current assets	35,377,904	45,149,895
Non-current assets:
Restricted cash	2,250,000	4,605,623
Property, plant and equipment, net	1,359,280	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	13,585,250	16,236,065

Total non-current assets	33,577,599	40,495,464

Total assets	$68,955,503	$85,645,359

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis SA
Consolidated Balance Sheets

	December 31,

	2005	2004

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$2,910,114	$3,571,784
Accrued liabilities	6,680,989	8,468,782
Deferred revenue	344,719	62,042
Current portion of capital lease obligations	—	39,877
Current portion of interest-bearing loans and borrowings	1,015,471	6,796,899

Total current liabilities	10,951,293	18,939,384

Non-current liabilities:
Interest-bearing loans and borrowings	2,043,781	3,067,722

Total non-current liabilities	2,043,781	3,067,722

Commitments and contingencies (note 16)
Shareholders’ equity:
Common stock –84,025,091 and 76,225,091 authorized in 2005 and 2004, respectively; 70,847,411 and 69,973,289 (which includes 234,067 of treasury shares in 2005 and 2004) issued and outstanding in 2005 and 2004, respectively	50,644,949	49,955,146
Additional paid in capital	106,212,297	105,598,590
Accumulated other comprehensive income	12,932,003	22,822,269
Accumulated deficit	(113,828,820)	(114,737,752)

Total shareholders’ equity	55,960,429	63,638,253

Total liabilities and shareholders’ equity	$68,955,503	$85,645,359

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis SA
Consolidated Statements of Operations

	Year ended December 31,

	2005	2004	2003

Revenues
Product sales	$32,063,461	$25,268,629	$5,852,632
Other revenue	38,825	171,861	351,095

Total revenues	32,102,286	25,440,490	6,203,727

Operating expenses
Costs of sales	13,114,233	12,254,210	4,759,779
Research and development	6,330,136	12,159,409	16,594,437
Marketing and selling	13,140,497	13,989,841	5,755,342
General and administrative	9,424,863	15,588,846	9,674,542
Impairment of property, plant and equipment and intangible assets	—	4,743,458	1,140,052

Total operating expenses	42,009,729	58,735,764	37,924,152

Loss from operations	(9,907,443)	(33,295,274)	(31,720,425)
Interest income	546,021	461,535	996,850
Interest expense	(406,111)	(319,489)	(467,275)
Foreign exchange gain (loss)	9,981,769	(5,977,977)	(5,372,030)
Other income	694,696	1,899,155	—

Net income (loss) before taxes, minority interest and discontinued operations	908,932	(37,232,050)	(36,562,880)
Provision for income taxes	—	—	—
Minority interest	—	—	45,240

Net income (loss) from continuing operations	908,932	(37,232,050)	(36,517,640)
Net loss from discontinued operations	—	—	(697,868)

Net income (loss)	$908,932	$(37,232,050)	$(37,215,508)

Basic and diluted net income (loss) per share
Continuing operations	$0.01	$(0.54)	$(0.79)
Discontinued operations	—	—	(0.01)

Basic and diluted net income (loss) per share	$0.01	$(0.54)	$(0.80)

Weighted average common shares outstanding
Basic	70,464,330	69,548,046	46,289,021
Diluted	72,447,640	—	—

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis SA
Consolidated Statements of Shareholders’ Equity

				Accumulated Other Comprehensive Income (Loss)
	Common Shares		Additional Paid-in Capital		Accumulated Deficit	Total Shareholders’ Equity

	Shares	Amount

Balance at January 1, 2003	41,221,760	$28,074,631	$89,123,749	$6,105,281	$(40,290,194)	$83,013,467
Comprehensive loss:
Net loss	—	—	—	—	(37,215,508)	(37,215,508)
Foreign currency translation adjustment	—	—	—	11,486,561	—	11.486.561

Total comprehensive loss	—	—	—	—	—	(25,728,947)
Issuance of common shares	481,401	365,889	1,427,836	—	—	1,793,725
Exercise of stock options	40,790	31,003	18,602	—	—	49,605
Issuance of shares for acquisition, net of share issuance costs	27,521,930	20,918,089	10,581,845	—	—	31,499,934
Stock-based compensation	—	—	3,135,530	—	—	3,135,530

Balance at December 31, 2003	69,265,881	$49,389,612	$104,287,562	$17,591,842	$(77,505,702)	$93,763,314
Comprehensive loss:
Net loss	—	—	—	—	(37,232,050)	(37,232,050)
Foreign currency translation adjustment	—	—	—	5,230,427	—	5,230,427

Total comprehensive loss	—	—	—	—		(32,001,623)
Exercise of stock options	707,408	565,534	46,978	—	—	612,512
Acquisition of minority interest	—	—	57,157	—	—	57,157
Reversal of share issuance costs	—	—	522,916	—	—	522,916
Stock-based compensation	—	—	683,977	—	—	683,977

Balance at December 31, 2004	69,973,289	$49,955,146	$105,598,590	$22,822,269	$(114,737,752)	$63,638,253
Comprehensive loss:
Net income	—	—	—	—	908,932	908,932
Foreign currency translation adjustment	—	—	—	(9,890,266)	—	(9,890,266)

Total comprehensive loss	—	—	—	—	—	(8,981,334)
Exercise of stock options	874,122	689,803	202,248	—	—	892,051
Stock-based compensation	—	—	411,459	—	—	411,459

Balance at December 31, 2005	70,847,411	$50,644,949	$106,212,297	$12,932,003	$(113,828,820)	$55,960,429

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis SA
Consolidated Statements of Cash Flows

	Year ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income (loss) from continuing operations	$908,932	$(37,232,050)	$(36,517,640)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities (net of effect of business combination):
Depreciation and amortization	3,408,066	5,364,935	3,964,948
Bad debt expense	240,923	129,654	139,632
Gain of sale of assets	(653,580)	(1,587,057)	—
Impairment of property, plant and equipment	—	622,210	1,140,052
Impairment of intangible assets	—	4,121,248	—
Stock-based compensation expense	411,459	683,977	3,135,530
Foreign currency transaction (gain) loss	(9,981,769)	5,977,977	5,372,030
Minority interest	—	—	(45,240)
Change in operating assets and liabilities:
Inventories	(890,949)	(2,826,859)	2,080,092
Trade receivables	(2,411,000)	(816,312)	215,328
Other current assets	928,732	1,190,633	580,430
Deferred revenue	288,940	(40,562)	(277,011)
Trade and other payables	(835,099)	(417,827)	(5,181,775)
Restructuring provision	(673,197)	564,583	869,119

Net cash flows used in operating activities	(9,258,542)	(24,265,450)	(24,524,505)
Cash flows from investing activities
Purchase of intangible assets	—	(441,753)	(1,448,571)
Purchase of property, plant and equipment	(555,876)	(851,000)	(483,273)
Proceeds from sale of intangible assets	250,000	996,402	—
Proceeds from sale of assets	2,532,202	—	—
Cash acquired in business combination	—	—	572,480
Change in restricted cash	2,820,277	748,154	(8,149,187)
Change in minority interest	—	(57,157)	(150,702)
Change in non-current deposits	—	—	87,089
Payment of business combination transaction costs	—	—	(6,170,931)

Net cash flows provided by (used in) investing activities	5,046,603	394,646	(15,743,095)
Cash flow from financing activities
Proceeds from issuance of common shares	892,051	612,512	49,605
Proceeds from interest-bearing loans and borrowings	—	162,120	1,697,243
Repayments of interest-bearing loans and borrowings	(6,448,281)	(1,625,365)	(4,056,356)

Net cash flows used in by financing activities	(5,556,230)	(850,733)	(2,309,508)
Gain (loss) on cash held in foreign currency	(56,992)	156,458	7,666,389
Net (decrease) increase in cash and cash equivalents from continuing operations	(9,825,161)	(24,565,079)	(34,910,719)
Cash flows from discontinued operations (Revised – see note 4)
Cash flows from operating activities	—	—	(1,596,135)
Cash flows from investing activities	—	—	1,215,455
Cash flow from financing activities	—	—	—

Net decrease in cash and cash equivalents from discontinued operations	—	—	(380,680)

Net (decrease) increase in cash and cash equivalents	(9,825,161)	(24,565,079)	(35,291,399)
Cash and cash equivalents at the beginning of the year	25,539,603	50,104,682	85,396,081

Cash and cash equivalents at the end of the year	$15,714,442	$25,539,603	$50,104,682

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis SA
Consolidated Statements of Cash Flows

	Year ended December 31,

	2005	2004	2003

Cash paid during the year for:
Interest	$246,958	$287,254	$467,275
Supplemental disclosure of non-cash investing activities:
Acquisitions:
Short term investment	—	—	—
Trade receivables	—	—	2,718,349
Inventories	—	—	8,049,174
Property, plant and equipment	—	—	920,435
Other current assets	—	—	577,457
In-process research and development	—	—	800,000
Patent technology	—	—	7,550,000
Intangibles	—	—	14,450,000
Goodwill	—	—	16,383,069
Interest bearing loans and borrowings	—	—	(7,825,000)
Trade and other payables	—	—	(6,952,307)

Fair value of assets acquired (other than cash)	$—	$—	$36,671,177

The accompanying notes are an integral part of these consolidated financial statements.

1.     Business Activities and Basis of Preparation

IsoTis SA (the “Company” or “IsoTis”) is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements and in craniomaxillofacial and dental applications. The Company’s corporate offices and executive management team are located in Irvine, California in the United States. Its registered headquarters are in Lausanne, Switzerland, and it is a public company with an indefinite duration incorporated under the laws of Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing and finance and administration activities are performed in the United States. The Company maintains an international sales office in Switzerland and a manufacturing and development team in the Netherlands.

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

The Company is in the process of legally dissolving IsoTis TE Facility BV, EpiSource SA and Modex Therapeutics GmbH.  These entities are inactive and the liquidations, which are expected to be concluded during 2006, are not expected to have a material impact on the results of operations.

The Company’s reporting currency is the US dollar.

2.     Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are shown at their net realizable value, which approximates their fair value.

The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience. At December 31, 2005 and 2004, the allowance for doubtful accounts reserve was $392,025 and $319,020, respectively.

Financial Instruments

The Company’s financial instruments include primarily cash and cash equivalents, trade receivables, other receivables, trade payables and short term and long term borrowings.  These financial instruments, other than long term borrowings, are short term in nature and therefore their carrying values approximate fair values. The carrying values of the Company’s long term borrowings also approximate fair values as variable rates approximate current market or federal judgment rates at December 31, 2005.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (FIFO) basis. The cost of work-in-progress and finished goods includes materials, direct labor and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

Long-Lived Assets and Definite Lived Intangible Assets

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

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Events or circumstances that would necessitate an impairment review primarily include, but are not limited to an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the assets’ carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The Company recognized an impairment charge to operations of $622,210 and $1,140,052 related to property and equipment for the years ended December 31, 2004 and 2003, respectively. No impairment charges related to property and equipment were recognized for the year ended December 31, 2005. In addition, the Company recognized an impairment charge to operations of $4,121,248 related to intangible assets for the year ended December 31, 2004. No impairment charges related to intangible assets were recognized for the years ended December 31, 2005 and 2003.

Goodwill

In accordance with SFAS No. 142, Goodwill and other Intangible Assets, the Company does not amortize goodwill. The Company completed the annual impairment test for goodwill required by SFAS 142. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see note 3) in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. The Company conducted the first phase of its annual impairment test during the fourth quarter of 2005 and found no impairment to goodwill.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, possession of the product has passed and there has been a transfer of the significant risks and rewards, which is generally when the delivery of the product has occurred, collection is reasonably assured and there are no continuing performance obligations. Shipping and handling fees are included in revenue and related costs are included in cost of sales.

Certain private label sales agreements provide for upfront non-refundable fees. The Company generally recognizes revenues from these fees over the period of its continuing performance obligations.

Other revenue includes government grants, royalties and research and development contracts.

In prior years, the Company received certain government grants, which support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable.

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

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were $126,719, $202,234 and $74,133 for the years ended December 31, 2005, 2004 and 2003, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities. These costs are primarily comprised of salaries and benefits, including stock-based compensation expense, facility costs and outsourced research and development activities.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense on a straight line basis over the future periods in which options vest. Stock based compensation recorded as expense for the years ended December 31, 2005, 2004 and 2003 was $411,459, $683,977 and $3,135,530, respectively. (See note 10 for expense by category.)

Foreign Currency Translation

The Company’s reporting currency is the US dollar. The functional currency for the Company’s legal entities in Switzerland is the Swiss Franc (denoted as “CHF”) and for all other European entities the Euro. The Company’s functional currency for its US entity is the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of the period. All statement of operations accounts are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders’ equity. All transactions in currencies other than the functional currency of the respective entity are remeasured into the functional currency at the rate prevailing at the time of the transaction and are included in the Consolidated Statement of Operations in the year to which they relate.

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

Financial Market Risks

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates. The Company’s currency risk is derived from potential changes in functional currency values of the Company’s non-functional currency denominated assets, liabilities and cash flows. The Company’s most significant currency exposures relate to US dollar denominated cash and intercompany loans in entities that have the Euro and the Swiss Franc as their functional currency. The Company’s indebtedness creates interest rate risk. The Company monitors these risks on an ongoing basis. The Company had no derivative financial instruments at December 31, 2005 and 2004.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in the form of bank and money market accounts with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance sheet risk of accounting loss.

Risks and Uncertainties

The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income/Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-average number of common shares outstanding including the dilutive effect of stock options, if any. The Company has no other potentially dilutive securities other than stock options. Dilutive shares relating to stock options were 1,983,310 for the year ended December 31, 2005.  There is no difference in basic and diluted net loss per share recorded by the Company for the years ending December 31, 2004 and 2003 because the impact of stock options outstanding is anti-dilutive.  The potential shares of commons stock that have not been included in the diluted net income (loss) per share calculation totaled 2,463,342, 4,552,098, and 4,964,084 for the years ended December 31, 2005, 2004 and 2003, respectively.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands and the United States. In addition, the Swiss and Dutch employees benefit from the mandatory retirement plans in their respective countries.  The terms of the company plans vary per country.  The Company is required to contribute to the plans in Switzerland and The Netherlands. In general, employees may contribute a percentage of their base salaries, subject to certain limitations. The Company recognized expense of $394,187, $563,587 and $550,695, respectively, for the years ended December 31, 2005, 2004 and 2003.  The pension plans are fully funded through annual premiums paid to independent insurance companies. As of December 31, 2005, all amounts payable to the pension plans were recorded in the financial statements.  There are no additional funding requirements as of December 31, 2005.

Reclassification

Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year classifications.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company currently believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in the consolidated statement of operations. SFAS 123(R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) will not have an impact on the statement of operations for stock options granted and the related expense to be recorded prior to adoption and the Company does not believe the adoption of SFAS 123(R) will result in significant differences in valuing and expensing stock options as the Company currently recognizes expense in the Consolidated Statements of Operations in accordance with SFAS 123.

In June 2005, the Emerging Issue Task Force of the FASB issued EITF 05-6 Determining the Amortization Period for Leasehold Improvements Purchased Lease Inception or Acquired in a Business Combination”. On September 15, 2005 the Emergency Issue Task Force reached consensus on how to amortize leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. Leasehold improvements acquired in reporting periods beginning after June 29, 2005 should be amortized over the shorter of the useful life of the asset or a term that includes required lease periods and renewals that are deemed to be reasonably assured. The Company does not believe the adoption of EITF 05-6 will have a significant impact on the Company’s financial statements.

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

The aggregate purchase price of $37,243,657 includes the 27,521,930 shares of IsoTis valued at $30,549,342 plus 1,689,070 common stock options of IsoTis valued at $1,123,375 and merger costs of $5,570,939. The fair value of IsoTis shares was derived using the average market price per share of IsoTis stock of $1.11, which was based on an average of the closing prices for a range of trading days around June 3, 2003, the date the acquisition was announced. The purchase price has been allocated, based upon an independent valuation of intangible assets and in-process research and development, to the assets acquired and liabilities assumed based on fair values. The Company identified net liabilities acquired of $1,889,412, intangible assets of $21,950,000 and in-process research and development of $800,000. The weighted average amortization period for the acquired intangible assets was 7.5 year as of the acquisition date.

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

Unaudited Pro Forma Results

The following unaudited pro forma financial information for the year end December 31, 2003 has been prepared assuming that the acquisition of GenSci had taken place at January 1, 2002. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had these acquisitions taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.

Amounts in thousands except per share numbers

Year ended December 31, 2003

Total revenues	$24,243
Loss from operations	(31,012)
Net loss	$(36,524)
Net loss per share – basic and diluted	$(0.58)

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

Year ended December 31, 2003

Discontinued operations:
Net loss from discontinued operations	$(484,500)
Net loss on disposal	(213,368)

Net loss from discontinued operations	$(697,868)

Cash flows from discontinued operations
Cash flows from operating activities	(1,596,135)
Cash flows from investing activities	1,215,455
Cash flow from financing activities	—

Net cash used in discontinued operations	$(380,680)

In 2005, the Company revised its presentation of cash flows from discontinued operation in the Consolidated Statement of Cash Flows to disclose the operations, investing and financing portions of the cashflows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount. These amounts were previously disclosed in the Notes to the Consolidated Financial Statements.

5.     Gain on Sale of Assets

During 2002, the Company decided to cease its tissue engineered skin program and halted construction of its tissue engineering facility in Heerlen, The Netherlands. In order to finance construction of the building, the Company had obtained a 12 year mortgage facility. During the first quarter of 2005, the Company decided to actively market the sale of the Heerlen facility. During 2005, the Company sold the facility for $1,624,412 (€1,350,000), which resulted in a gain of $411,596 (€342,065). The mortgage facility was repaid from sale proceeds. The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2005, the Company sold its proprietary property rights related to its Encapsulated Cell Technology (ECT).  The sales price was $250,000 (CHF 298,875) resulting in a net gain of $229,516 (CHF 274,410). The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2005, the Company sold miscellaneous equipment for proceeds of $192,910, resulting in a net gain of $12,468. The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2004, in connection with the Company’s decision to reduce the size of its operations in Switzerland, the Company sold property, plant and equipment from its facility. In addition, in December 2004, the Company sold its wound management activities to DFB Pharmaceuticals, Inc. In total, these asset sales resulted in a gain of $1,587,057. $714,880 of the proceeds related to these 2004 sales were received in 2005. The gain on the sale of assets is included in other income in the Consolidated Statement of Operations.

6.     Intangible Assets

Intangible assets are as follows:

	As of December 31, 2005			As of December 31, 2004

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Unpatented technology	$8,937,000	$(2,682,871)	$6,254,129	$8,937,000	$(1,625,744)	$7,311,256
Patents	8,935,206	(3,169,990)	5,765,216	9,071,695	(2,253,553)	6,818,142
Distribution network	2,900,000	(1,334,095)	1,565,905	2,900,000	(793,333)	2,106,667

	$20,772,206	$(7,186,956)	$13,585,250	$20,908,695	$(4,672,630)	$16,236,065

In 2004, in accordance with FAS 144, the Company completed an impairment test of intangible assets with finite lives that were recorded as part of the purchase of the US Operations of GenSci.  This analysis resulted in the recognition of an impairment of certain unpatented and patented technology and the distribution network acquired totaling $2,882,001 to reduce the value of intangible assets to their respective fair values. Fair value was determined using discounted estimated cashflows. In 2005, the Company completed its annual impairment test of intangible assets and determined that there was no additional impairment.

During the first quarter of 2004, the Company entered into a contract with a provider of synthetic products. The contract granted marketing rights over a bone cement product. During 2004, the Company subsequently decided to cease distribution of the bone cement product based on poor market acceptance and competitive disadvantage relative to other competing products on the market.  Accordingly, a write-off of $384,338 was recorded in 2004 for the upfront license fee paid by the Company associated with this contract.

Under the terms of the agreement between GenSci and IsoTis signed prior to the acquisition, GenSci assigned to IsoTis a license agreement with BioInterfaces, Inc (“BioInterfaces”) for the use of certain proprietary technology. In accordance with an asset purchase agreement between IsoTis and BioInterfaces effective October 27, 2003, IsoTis exercised its option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,000. In 2004, the Company determined that this asset was fully impaired in connection with a decision to terminate any plans to market such products. An impairment charge was recorded for the remaining book value of $854,909 in 2004.

Aggregate amortization expense for intangible assets for the years ended December 31, 2005, 2004 and 2003 was $2,575,306, $3,308,457 and $1,803,628, respectively.  Estimated amortization expense is as follows for the next five years ending December 31:

2006	$2,596,031
2007	2,596,031
2008	2,513,240
2009	2,046,466
2010	$2,046,466

$11,798,234

7.     Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of December 31,

	2005	2004

Non-operating property, plant and equipment	$—	$1,364,819
Operating property, plant and equipment	1,359,280	1,905,888

	$1,359,280	$3,270,707

Non-Operating Property, Plant and Equipment

In conjunction with the Company’s plan to restructure certain operating activities during 2002, IsoTis SA announced plans to cease its tissue engineered skin program and, therefore, to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The sale of this facility was completed in July 2005.  In prior years, the Company considered that the decision to close the facility be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company’s determination of fair value, which considered the estimated cash flows expected to be generated from leasing the facility, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. During the first quarter of 2005 the Company decided to actively market the sale of the Heerlen facility. In July 2005, as discussed in Note 5 to the Consolidated Financial Statements, the Company sold this facility. As of December 31, 2004, the book value of the Heerlen facility was $1,364,819, consisting of $547,725 of land and $817,094 of property, plant and equipment. As of December 31, 2005, the sale had been completed and no balance remained.

Operating Property, Plant and Equipment

The composition of operating property, plant and equipment, net of $9,163,522 and $9,703,900 in accumulated depreciation as of December 31, 2005 and 2004, respectively, is as follows:

	As of December 31,

	2005	2004

Laboratory and office facilities	$229,942	$425,810
Furniture and fixtures	167,703	197,882
Computer equipment and software	331,596	280,244
Laboratory equipment	547,196	863,498
Property, plant and equipment under construction	82,843	138,454

	$1,359,280	$1,905,888

Depreciation and impairment expense for property, plant and equipment including assets under capital leases are as follows:

	Year ended December 31,

	2005	2004	2003

Depreciation expense	$832,760	$2,056,478	$2,161,320
Impairment recognized	$—	$622,210	$1,140,052

As of December 31, 2005, there are no assets under capital lease. As of December 31, 2004, the net book value of assets included above under capital leases were $37,517, net of accumulated amortization of $150,809.

Assets under capital leases were primarily furniture and fixtures, computer and laboratory equipment.

8.     Related Party Transactions

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

On October 27, 2003, the Company paid $950,000 to purchase and license certain technologies from BioInterfaces, Inc., a company that is partially owned by a previous consultant of GenSci who is now an officer of the Company.  In 2004, the Company determined that this asset was fully impaired as the Company had not put on the market any products using this technology and had no plans to market any such products.

On January 15, 2004, the Company entered into a consulting agreement with Dr. James Trotman, a board member, which provides that in consideration of his consulting services, the Company will pay reasonable out-of-pocket expenses for such services.  This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of the Board. Payments relating to the consulting arrangement to Dr. Trotman in 2005 and 2004 totaled $1,733 and $1,319 respectively.

On June 24, 2005, the Company entered into a board and consultancy agreement with James Hart, a board member, which provides that in consideration of his consulting services, the Company will pay a fee of $2,500 per day, with a minimum of one day per month, and reasonable out-of-pocket expenses for such services. Payments relating to the consulting arrangement to Jim Hart in 2005 totaled $33,000.

There were no other significant transactions with related parties during the years ended December 31, 2005, 2004 and 2003.

9.     Inventory

At December 31, 2005 and 2004 all inventory relates to finished goods, raw materials and work in progress. Inventory, net of allowance for slow moving and obsolete inventory of $1,091,570 and $691,568, is comprised of the following:

	As of December 31,

	2005	2004

Raw materials and deferred processing costs	$4,691,287	$4,608,488
Work in progress	1,761,202	2,106,272
Finished goods	3,568,417	2,580,675

	$10,020,906	$9,295,435

10.     Shareholders’ Equity

Share Capital

In conjunction with the merger described in Note 1 to the Consolidated Financial Statements, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2005 and 2004, the nominal value of the Company’s common shares is CHF 1 each.

On June 23, 2005, the Company’s shareholders approved a resolution authorizing the Board of Directors (the “Board”) to increase the share capital by 7,800,000 shares, with a nominal value of CHF 1 each, until June 23, 2007. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

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

A total of 7,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company’s stock option plans. Out of these 7,000,000 conditional shares, 874,122 and 707,408 were issued during 2005 and 2004, respectively. 5,377,680 conditional shares remain available for issuance at December 31, 2005 (6,251,802 shares at December 31, 2004).

Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders’ meeting.  The Company’s shareholders have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend preemptive rights in certain limited circumstances.

The components of authorized shares at December 31, 2005 and 2004 are as follows:

	Issued Shares			Conditional Capital(1)

	Outstanding	In Treasury	Total	Authorized Capital(1)	Stock Options	Authorized Shares

December 31, 2004	69,739,222	234,067	69,973,289	—	6,251,802	76,225,091
Change	874,122	—	874,122	7,800,000	(874,122)	7,800,000

December 31, 2005	70,613,344	234,067	70,847,411	7,800,000	5,377,680	84,025,091

(1)	As defined by Swiss law.

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. As of December 31, 2005, no options have been issued to consultants. At December 31, 2005, a total of 931,028 options (at December 31, 2004: 1,699,704 options) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees; the terms of this plan are similar to the existing IsoTis plans.

Options vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically vest over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 10 years, or upon earlier termination of employment with the Company. Subsequent to the 2003 business combination with GenSci, the Company granted 700,000 options, which were in addition to the 1,627,335 that were issued to previous holders of GenSci stock options, under a newly formed plan that is equivalent to the existing plan. The options granted to previous holders of GenSci stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options is included in the purchase price allocation which approximated the fair value of the GenSci share options exchange.

Subsequent to the 2002 business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2005 and 2004 from CHF to U.S, dollars was 1.3161 and 1.1412, respectively.

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31,

	2005	2004

Risk-free interest rate	3.80% to 4.17%	3.01% to 3.89%
Expected dividend yield	—	—
Expected volatility	61.72% to 64.46%	64.65% to 65.71%
Expected life (years)	6.00	4.00
The weighted average fair value of options noted above which were granted during the year ended December 31, 2005 and 2004, respectively, are as follows:
Stock price greater than exercise price	CHF 1.93	—
Stock price equal to exercise price	CHF 1.46	CHF 2.25
Stock price less than exercise price	CHF 1.89	CHF 3.31

The risk free interest rate is based on US Treasury securities in effect at the time of grant.  Expected volatility is based on historical volatility of the Company’s stock.  The expected life of the options is an estimate based on the contractual terms of the options and historical employment behavior.

A summary of stock option activity for the Company’s stock option plans are as follows:

	Number of Options	Weighted Average Exercise Price

Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at January 1, 2005	4,552,098	CHF 1.68
Granted	1,137,500	CHF 1.80
Forfeited	(368,824)	CHF 1.70
Exercised	(874,122)	CHF 1.30

Balance at December 31, 2005	4,446,652	CHF 1.78

The following table summarizes information about the Company’s stock options outstanding at December 31, 2005:

	Outstanding Options at December 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Option Price	Exercisable Options	Weighted Average Price of Exercisable Options

CHF 1.00	731,916	3.83	CHF 1.00	731,916	CHF 1.00
CHF 1.01 – 1.50	375,000	4.05	CHF 1.36	125,000	CHF 1.32
CHF 1.51 – 2.00	1,234,351	2.14	CHF 1.82	298,601	CHF 1.61
CHF 2.01 – 2.50	1,917,948	1.96	CHF 2.02	1,917,948	CHF 2.02
CHF 2.51 – 3.00	76,937	2.12	CHF 2.65	21,873	CHF 2.67
CHF 3.01 – 3.31	110,500	3.22	CHF 3.17	65,125	CHF 3.08

Outstanding at end of year	4,446,652	2.53	CHF 1.78	3,160,463	CHF 1.74

Stock based compensation expense is included in the Consolidated Statements of Operations as follows:

	Year ended December 31,

	2005	2004	2003

Costs of sales	$42,089	$7,663	$113,497
Research and development	33,984	10,984	1,665,810
Marketing and selling	74,974	24,440	180,509
General and administrative	260,412	640,890	1,175,714

	$411,459	$683,977	$3,135,530

11.     Accrued Liabilities

Components of accrued liabilities that exceed 5% of total current liabilities are as follows:

	As of December 31,

	2005	2004

Accrued salary and benefits	$1,988,208	$2,129,086
Accrued claims	2,369,234	2,453,670
Accrued commissions	569,559	373,982
Other	1,753,988	3,512,044

	$6,680,989	$8,468,782

12.     Interest-Bearing Loans and Borrowings and Capital Lease Obligations

Interest-bearing loans and borrowings consist of the following:

	As of December 31,

	2005	2004

Mortgage facility	$—	$5,780,399
Capital lease obligations	—	39,877
Structured debt payments	3,000,000	4,000,000
Promissory note	59,252	84,222

	3,059,252	9,904,498
Less current maturities	(1,015,471)	(6,836,776)

Long term portion	$2,043,781	$3,067,722

Maturities of long term debt at December 31, 2005 are as follows for the years ending December 31:

2006	$1,015,471
2007	1,016,596
2008	1,017,803
2009	9,382

$3,059,252

Mortgage Facility

Upon the sale of the Company’s tissue engineering facility in Heerlen, The Netherlands, during 2005, the Company repaid the mortgage facility it had obtained for the construction of the facility.

Interest on the outstanding mortgage balance was based on the 1-month Euribor tariff plus 125 basis points (average interest rate for 2005 and 2004 were 3.36% and 3.33%, respectively). Based on the Company’s decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility became due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility at December 31, 2004 of $5,780,399 (€4,270,385) was included in current liabilities.

Capital Lease Obligations

The Company leased a portion of its fixed assets, notably furniture and fixtures and computer and lab equipment. These leases were fully paid in 2005.

Structured Debt Payments

With the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company assumed scheduled debts as per the GenSci Chapter 11 Plan of Reorganization. As of December 31, 2005 the remaining balance of these debts recorded as liabilities was $3,000,000, which is backed by a letter of credit of $3,250,000 that is in turn backed by restricted cash of $3,250,000. Principal and interest are due annually through 2008. This debt bears interest at the US Federal Judgment Rate (average interest rate for 2005 and 2004 were 3.0% and 2.0%, respectively).

Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2009.

13.     Income Taxes

The provision (benefit) for taxes based on income (loss) from continuing operations was nil as of December 31, 2005, 2004 and 2003.

The provision (benefit) for taxes based on income (loss) from continuing operations differs from the amount obtained by applying the statutory tax rate as follows:

	Years ended December 31,

	2005	2004	2003

Income tax provision (benefit) at statutory rate	$318,000	$(13,031,000)	$(12,781,000)
Increase (decrease) in taxes resulting from:
Income tax credits	(39,000)	(137,000)	(13,000)
Permanent items	274,000	20,000	146,000
In-process research & development	—	—	280,000
Increase (decrease) in valuation allowance	(553,000)	13,148,000	12,368,000

	$—	$—	$—

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

	As of December 31,

	2005	2004

Deferred tax assets:
Foreign net operating loss carryforwards	$39,161,000	$48,701,000
Federal and state net operating loss carryforwards	10,935,000	9,226,000
Accrued settlement costs	1,201,000	1,601,000
Accruals not currently deductible for tax purposes and other	4,394,000	2,448,000
Tax credit carryforwards	685,000	877,000
Stock compensation	186,000	—
Fixed and other intangible assets	—	21,000
Valuation allowance	(49,224,000)	(56,016,000)

Total deferred tax assets	7,338,000	6,858,000

Deferred tax liabilities:
Purchased intangibles	5,244,000	6,251,000
Foreign accruals and other	2,068,000	607,000
Fixed and other intangible assets	26,000	—

Total deferred tax liabilities	7,338,000	6,858,000

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment.  During the years ended December 31, 2005 and 2004, due to uncertainties surrounding the realization of the cumulative federal and state net operating losses sustained during 2005 and 2004, the Company has recorded a valuation allowance against all of the net deferred tax assets.

At December 31, 2005, the Company has foreign, federal and state net operating loss carryforwards totaling approximately $147,000,000, $29,700,000 and $13,000,000, respectively.  Foreign net operating loss carryforwards begin to expire in 2006, federal net operating loss carryforwards begin to expire in 2009, while state net operating loss carryforwards begin to expire in 2006. Approximately $81.9 million of the foreign net operating loss carryforwards are related to the Company’s operations in the Netherlands. A portion of the net operating loss carryforwards in the Netherlands may be limited due to the merger with the IsoTis NV during 2002.

The Company has not provided for any deferred income taxes or any applicable withholding taxes related to its foreign subsidiaries. The Company has determined that the earnings (if any) will be indefinitely reinvested.

Approximately $700,000 of the net deferred tax assets relate to the Company’s acquisition of GenSci OrthoBiologics (see Note 3 - “Business Combination”).  For financial reporting purposes, a valuation has been recorded to offset the deferred tax assets.  When realized, the tax benefit related to the acquired deferred tax assets will be applied to reduce goodwill related to the acquisition of GenSci OrthoBiologics. The Company has realized approximately $100,000 of tax deductions related to employee stock option exercises. The stock options exercised were issued in connection with the acquisition of GenSci OrthoBiologics. When realized, the tax benefit related to the employee stock option exercises will be applied to reduce goodwill related to the acquisition of GenSci Orthobiologics.

At December 31, 2005, the Company has federal and state income tax credit carryforwards of approximately $816,000, which begin to expire in 2006.

The Company did not pay any income taxes during 2005, 2004 and 2003.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s federal and state net operating loss and credit carryforwards are subject to an annual limitation against taxable income in future periods. The Company has had two “change of ownership” events that limit the utilization of net operating loss and credit carryforwards. The ownership changes occurred on January 16, 1997 and October 27, 2003. The annual net operating loss limitations are $1,082,000 and $1,765,000, respectively. Any subsequent “change of ownership” events could further limit the utilization of net operating loss and credit carryforwards. Additional limitations may result in a portion of these carryforwards expiring before ultimately becoming available to reduce future income tax liabilities.

The Company operates within multiple taxing jurisdictions and is subject to income tax, VAT and other audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and can potentially result in tax payments.

In 1996, when the Company was established in Switzerland, the Swiss authorities granted an exemption for 10 years from all Cantonal and Communal taxes. The exemption covered the activities of a company in its start-up phase. The ruling expired at the end of 2005. The Company is currently negotiating a new exemption to cover its present and planned activities.

United States and foreign earnings (losses) from continuing operations before income taxes are as follows:

	Year ended December 31,

	2005	2004	2003

United States	$(10,556,733)	$(15,816,337)	$(4,426,000)
Foreign	11,465,665	(21,415,713)	(32,091,640)

	$908,932	$(37,232,050)	$(36,517,640)

14.     Restructuring

2004 Restructuring

In 2004, the Company announced a plan to shutdown most of its Bilthoven operations, excluding limited production of its products. As a result, the Company recorded $1,664,882 in restructuring costs related to employee severance costs. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. As of December 31, 2004, $1,100,299 of the severance costs has been paid. As of December 31, 2005, the severance costs have been fully paid.

2003 Restructuring

In the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, the Company recognized a charge of $563,169 in 2003 relating to the termination of 19 employees in The Netherlands. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. The Company accounted for these costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.  As of December 31, 2004, the severance costs have been fully paid.

15.     Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Product sales by geographic location are as follows:

	Year ended December 31,

	2005	2004	2003

The Netherlands	$6,027,287	$4,687,800	$2,132,702
Switzerland	3,777	134,672	140,917
United States	26,032,397	20,446,157	3,579,013

	$32,063,461	$25,268,629	$5,852,632

Long-lived assets by geographic location are as follows:

	As of December 31,

	2005	2004

The Netherlands	$510,610	$2,480,606
Switzerland	107,702	163,980
United States	14,326,218	16,862,186

	$14,944,530	$19,506,772

16.     Commitments and Contingencies

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of $2,776,467 (€2,204,237) and expired on December 31, 2002. During 2003, the Company commercialized products as defined by the agreement, as a result, all or a portion of grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. The Company is in negotiation regarding a possible increase in the royalty rate which would be applied to all previous and future sales of the commercialized products as defined by the agreement. As of December 31, 2005, the Company has recorded a liability based on its best estimate of the outcome of this negotiation. If future royalty payments are not adequate to repay the grant, the Company has no future obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determinable at December 31, 2005.

Purchase Commitments

On March 25, 2004, the Company entered into a purchase agreement with a supplier of synthetic calcium phosphate bone cement products for marketing and sale by IsoTis under private label.  The agreement, which runs for 5 years, requires the Company to meet minimum purchase requirements during the first 3 years of the agreement. Failure to meet these requirements will result in penalties in accordance with the relevant conditions in the agreement. During the first year of the agreement, the Company met the requirements.  However, during the second year of the agreement from March 2005 to March 2006, the Company failed to meet the necessary purchase requirements.  According to current market projections, the Company considers it unlikely it will be able to meet the minimum purchase requirements for the third year of the agreement. Accordingly, the Company has accrued its estimated liability under this arrangement as of December 31, 2005. Any penalties are not expected to be significant to the ongoing operations of the Company.

Operating Lease Commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2005:

2006	$985,097
2007	699,590
2008	147,123
2009	2,141

$1,833,951

The Company has certain obligations under an operating lease agreement to return the premises of its Bilthoven facility to its original state at the end of the lease period in March 2008. Management has prepared an analysis of the anticipated costs to remove various leasehold improvements, taking into consideration various scenarios, including the lessor’s ability to find a suitable tenant to lease the facility in its current state. Based on the Company’s analysis and subject to the estimation process involved in quantifying the future costs, the Company believes the likelihood is remote that any sum it may be required to pay in connection with the retirement obligations will have a material effect on the Company’s financial position, results of operations or cash flows.

Rent expense for the years ended December 31, 2005, 2004 and 2003 was $1,052,860, $1,414,041 and $1,337,080, respectively.

Restricted Cash

The Company has bank guarantees for payment obligations held by the Company and other arrangements resulting in the restriction of cash totaling $4,434,063 and $7,636,025 at December 31, 2005 and 2004, respectively.

Collaborative Agreement

Certain ongoing longer-term internal research and development programs are being pursued under a four-year cooperation agreement between the Company and Twente University. For a fixed financial investment, the Company has the exclusive right to further inventions by the original scientific founders of the Company and a group of researchers including 15 scientists formerly employed by the Company who were transferred to Twente University during 2003. The Company has the following non-cancellable commitments which are recorded in relation to this research and development agreement as of December 31, 2005:

2006	$1,260,257
2007	39,015

$1,299,272

Option Wage Tax Claim

The Company is addressing a claim by the Dutch tax authorities regarding the wage withholding tax consequences of the granting of employee options prior to the initial public offering of IsoTis NV on October 6, 2000. The tax authorities issued an additional wage withholding tax assessment in connection with these option grants The initial claim has been reduced by the tax authorities and the Company has accrued for the potential liability, including interest and penalties. Court proceedings have commenced and remain ongoing.

AFM Claim

The Autoriteit Financiële Markten (“AFM”) in The Netherlands have imposed on IsoTis SA and IsoTis NV, a fine in the amount of $386,843 (€326,715), as the result of an alleged violation of the obligation provided for in Article 9v of the Securities Transactions Supervision Decree 1995 during the merger between Modex S.A. and IsoTis NV in the second half of 2002. AFM has rejected a complaint in which the Company denies the alleged violation. AFM’s decision was upheld by the Administrative Court in Rotterdam, The Netherlands. We have filed an appeal with the High Administrative Court in The Hague (College van Beroep voor het bedrijfsleven), which is the court of highest instance to rule on this matter. The Company plans to vigorously defend itself in this matter, however a liability was deemed probable and management’s best estimate has been recorded.

Epidex Claim

The Company acquired all the shares of a German company, Modex Therapeutics GmbH in an agreement with the two owners entered into on November 7, 2000.  The share purchase agreement provided that, should more than a certain number of Epidex products be sold within a certain period, the purchase price would increase.  The former owners have filed a claim for the additional purchase price. The Company disagrees with this claim, maintaining that the conditions for an increase in the purchase price have not been met. The Company plans to vigorously defend itself in this matter, however a liability was deemed probable and management’s best estimate has been recorded.

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

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable

Allowance for doubtful accounts deducted from accounts receivable	2005	2004	2003

Beginning balance	$319,020	$279,828	$—
Write-off of bad debt	(167,918)	(90,462)	—
Acquisition related additions	—	—	140,196
Additions to reserve	240,923	129,654	139,632

Ending balance	$392,025	$319,020	$279,828

Inventory

Valuation allowance for inventory	2005	2004	2003

Beginning balance	$691,468	$651,746	$—
Write-off of inventory	(247,677)	(576,675)	—
Acquisition related additions	—	—	476,487
Additions to reserve	647,779	616,397	175,259

Ending balance	$1,091,570	$691,468	$651,746