Form 20-F/A
period 2005-12-31
ISOTIS SA
filed 2006-04-20
CIK 1267042

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

- ii -

- iii -

INTRODUCTION AND USE OF CERTAIN TERMS

We and our consolidated subsidiaries publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F/A (this “Form 20-F/A”) are those for the years ended December 31, 2005, 2004, and 2003. In this Form 20-F/A:

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

FORWARD-LOOKING STATEMENTS

This Form 20-F/A contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business, financial condition and the industries in which we operate. In some cases you can identify forward-looking statements by the use of terminology such as “believe,” “expect,” “may,” “could,” “estimate,” “plans,” “potential,” “predicts,” “projects,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, anticipated results of operations and descriptions of new products we expect to introduce and anticipated customer demand and regulatory approvals for such products. Forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F/A as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F/A.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

3. A.	Selected Financial Data

The selected financial information set out below has been extracted from our consolidated financial statements. The statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this Form 20-F/A. The statements of operations data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements not included  in this Form 20-F/A. On December 3, 2002 IsoTis N.V. and Modex merged. On October 27, 2003, we acquired GenSci. All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and accompanying notes which are included elsewhere in this Form 20-F/A. All financial data presented in this Form 20-F/A are qualified in their entirety by reference to the consolidated financial statements and such notes. Effective January 1, 2003 we began to present our consolidated financial statements in U.S. dollars. Prior to January 1, 2003 our reporting currency was the Euro. All prior period financial statements have been recast in U.S. dollars using historical exchange rates. The consolidated financial statements used to create the selected consolidated financial data set forth below for the years 2001 through 2005 were prepared in accordance with U.S. GAAP.

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

You should carefully consider all of the information set forth in this Form 20-F/A and the following risk factors which we face and which are faced by our industry. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

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

On November 8, 2004, we and Dr. John F. Kay, our Chief Scientific Officer, entered into an employment agreement effective November 1, 2004 whereby Dr. Kay continues to serve as Chief Scientific Officer for an initial term of 14 months until December 31, 2005. The initial term can be renewed automatically for successive one year periods unless either party gives 90-day prior written notice of non-renewal. The agreement can be terminated by either party with or without cause. We pay Dr. Kay a base salary at the annual rate of $240,000 and we have the discretion to grant Dr. Kay a bonus and share options.  On November 28, 2005 a letter agreement was executed to renew Dr. Kay’s employment for an additional one year term ending on December 31, 2006.

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

Except as disclosed in this Form 20-F/A, no significant changes have occurred since the date of the annual financial statements included in this report.

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

2.

Employment Agreement dated July 26, 2005 between IsoTis S.A. and Robert Morocco (our Chief Financial Officer), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

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

7.

Employment Agreement dated July 26, 2005 between IsoTis S.A. and William Franklin (our Vice President Manufacturing), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

8.

Employment Agreement dated July 26, 2005 between IsoTis S.A. and Kathryn Liljestrand (our Vice President Marketing), which is described under “Item 6.B. Compensation - Management Agreements and Termination Contracts”.

9.

Letter Agreement dated February 17, 2006 between IsoTis OrthoBiologics Inc. and Alan Donze (our Vice President Sales), which is described under “Item 6.B. Compensation – Management Agreements and Termination Contracts”.

10.

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

Whenever a reference is made in this Form 20-F/A to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F/A and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained on the SEC’s website at www.sec.gov.

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

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15(d)-15(e). Based upon, and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level and that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report on Form 20-F/A fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

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

4.7	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.8	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.9*	Employment Agreement dated July 15, 2005 between IsoTis S.A. and Pieter Wolters.

4.10*	Employment Agreement dated July 26, 2005 between IsoTis S.A. and Robert Morocco.

4.11*	Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham.

4.12*	Extension Letter dated November 28, 2005 between IsoTis OrthoBiologics, Inc. and John F. Kay.

4.13*	Employment Agreement dated July 26, 2005 between IsoTis S.A. and William Franklin.

4.14*	Employment Agreement dated July 26, 2005 between IsoTis S.A. and Kathryn Liljestrand.

4.15*	Letter Agreement dated February 17, 2006 between IsoTis OrthoBiologics, Inc. and Alan Donze.

4.16*	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart.

4.17

Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).

4.18*	Industrial Real Estate Lease, dated December 28, 1998, by and between New Goodyear, LTD and Isotis OrthoBiologics, Inc.

4.19*	Stock Option Plan 2003/0

4.20*	Stock Option Plan 2003/1

4.21	IsoTis S.A. Stock Option Plan 2003/2 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed on October 30, 2003).

8.1*	List of significant subsidiaries.

12.1*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Pieter Wolters, Chief Executive Officer.

12.2*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Robert Morocco, Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. Section 1350 of Pieter Wolters, Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. Section 1350 of Robert Morocco, Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ISOTIS S.A.

	By:	/s/ Robert J. Morocco

Robert J. Morocco
Chief Financial Officer
Date: April 20, 2006

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