Form 20-F
period 2006-12-31
ISOTIS SA
filed 2007-05-11
CIK 1267042

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company to report
For the transition period from to

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 70,946,612 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

INTRODUCTION AND USE OF CERTAIN TERMS

We and our consolidated subsidiaries publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (this “Form 20-F”) are those for the years ended December 31, 2006, 2005 and 2004. In this Form 20-F:

•	references to “USD”, “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States of America;

•	references to “CDN$” are to the lawful currency of Canada;

•	references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, of which The Netherlands is a member, but Switzerland is not;

•	references to “CHF” are to the lawful currency of Switzerland;

•	references to “Europe” are to all European countries;

•	references to the “European Union” or “EU” are to each of the 25 member-states of the EU;

•	references to the “Americas” are to North, Central and South America, unless the context otherwise requires; and

•	references to “associates” are to employees of our affiliates.

Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with the United Stated generally accepted accounting principles (“U.S. GAAP”).

IsoTis, Inc. was formed as a wholly owned subsidiary of IsoTis S.A. in November 2006 for the purpose of reorganizing IsoTis S.A. into the United States. To effect the reorganization, IsoTis, Inc. offered to exchange one of its shares of common stock for every ten common shares outstanding of IsoTis S.A. The initial acceptance period of the exchange offer ended on January 19, 2007. Pursuant to the initial settlement of the exchange offer IsoTis, Inc. acquired approximately 75% of the outstanding shares of IsoTis S.A. and IsoTis S.A. became a subsidiary of IsoTis, Inc. and IsoTis, Inc. was listed on NASDAQ on January 26, 2007. A second acceptance period ended on February 7, 2007 under the exchange offer, pursuant to which IsoTis, Inc. received an aggregate ownership interest in IsoTis S.A. of 90.46%. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations consisted solely of the business and operations of IsoTis S.A. IsoTis, Inc. intends to effect a merger of IsoTis S.A. into a newly formed Swiss corporation, which is a wholly owned subsidiary of IsoTis, Inc., in order to obtain 100% ownership interest of IsoTis S.A. IsoTis, Inc.’s business and operations consists solely of the business and operations of IsoTis S.A. As a result, unless the context otherwise states, references throughout this prospectus to “we,” “us,” “our,” “IsoTis” or the “Company” refer to the business of IsoTis S.A. and its subsidiaries for all periods prior to the consummation of the exchange offer and to the business of IsoTis, Inc. and that of its subsidiaries for all periods subsequent to the consummation of the exchange offer.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business, financial condition and the industries in which we operate. In some cases you can identify forward-looking statements by the use of terminology such as “believe,” “expect,” “may,” “could,” “estimate,” “plans,” “potential,” “predicts,” “projects,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate,” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, anticipated results of operations and descriptions of new products we expect to introduce and anticipated customer demand and regulatory approvals for such products. Forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under “Item 3. Key Information — 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

3.A.	Selected Consolidated Financial Data

The selected financial information set out below has been extracted from our consolidated financial statements. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from the audited consolidated financial statements of IsoTis S.A. included elsewhere in this Form 20-F. We derived the statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from the audited consolidated financial statements of IsoTis S.A. not included in this Form 20-F. The historical results are not necessarily indicative of the results that may be expected in the future data. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of IsoTis S.A. and accompanying notes which are included elsewhere in this Form 20-F. Effective January 1, 2003 IsoTis S.A. began to present its consolidated financial statements in U.S. dollars. Prior to January 1, 2003 IsoTis S.A.’s reporting currency was the Euro. All prior period financial statements have been recast in U.S. dollars using historical exchange rates.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, except per share data)

Consolidated Statement of Operating Data:
Revenue
Product sales	$1,459	$5,853	$25,269	$32,063	$40,662
Other revenue	1,985	351	171	39	36

Total revenue	3,444	6,204	25,440	32,102	40,698

Operating expenses
Costs of sales	496	4,760	12,254	13,114	15,072
Research and development	8,441	16,594	12,159	6,330	7,743
Marketing and selling	3,114	5,755	13,990	13,140	17,155
General and administrative	5,601	9,675	15,589	9,425	12,819
Impairment of property, plant and equipment and intangible assets	2,280	1,140	4,743	—	—

Total operating expenses	19,932	37,924	58,735	42,009	52,789

Loss from operations	(16,488)	(31,720)	(33,295)	(9,907)	(12,091)
Interest income	1,768	996	461	546	607
Interest expense	(89)	(467)	(319)	(406)	(149)
Foreign exchange (loss) gain	—	(5,372)	(5,978)	9,982	(6,972)
Other income	—	—	1,899	694	127

Net (loss) income before taxes, minority interest and discontinued operations	(14,809)	(36,563)	(37,232)	909	(18,478)
Provision for income taxes	—	—	—	—	—
Minority interest	92	45	—	—	—
Net (loss) income from continuing operations	(14,717)	(36,518)	(37,232)	909	(18,478)
Net loss from discontinued operations	(861)	(698)	—	—	—
Net (loss) income before extraordinary item	(15,578)	(37,216)	(37,232)	909	(18,478)
Extraordinary gain on negative goodwill	340	—	—	—	—

Net (loss) income	$(15,238)	$(37,216)	$(37,232)	$909	$(18,478)

Basic and diluted net (loss) income per share(1)
Continuing operations	$(0.51)	$(0.79)	$(0.54)	$0.01	$(0.26)
Discontinued operations	(0.03)	(0.01)	—	—	—
Extraordinary item	0.01	—	—	—	—

Basic and diluted net (loss) income per share	$(0.53)	$(0.80)	$(0.54)	$0.01	$(0.26)
Weighted average common shares outstanding
Basic	28,727	46,289	69,548	70,464	70,925
Diluted	—	—	—	72,448	—

	2002	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$85,396	$50,105	$25,540	$15,714	$13,363
Working capital	76,744	46,728	26,211	24,427	19,633
Total assets	97,211	116,123	85,645	68,956	70,562
Long term obligations, less current portion	520	4,115	3,068	2,044	1,697
Stockholders’ equity	$83,013	$93,763	$63,638	$55,960	$45,431

(1)	The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Risks Related to our Business

We continue to market Accell 100 and Accell TBM while our 510(k) submission for these products is pending. If the Food and Drug Administration, or FDA, requires us to cease marketing or recall these products, or imposes significant enforcement sanctions, our business could be harmed.

We began marketing our Accell 100 and Accell TBM products based upon our assessment that they were subject to regulation solely as 361 HCT/Ps under the FDA’s definition, since they did not contain added carriers to improve handling and we believed they otherwise met the definition of an HCT/P. On June 28, 2006, we submitted a 510(k) premarket notification for our Accell family of products. On September 28, 2006, the FDA sent us a letter requesting additional information about our Accell products that was needed in order to complete their review of our submission. On October 6, 2006, the FDA wrote to us separately with their conclusion that Accell DBM100, which we now refer to as Accell 100, does not meet the criteria for regulation solely as a 361 HCT/P because the exposure of this product to e-beam irradiation, in their view, constitutes more than minimal manipulation. On October 19, 2006, we received a written determination from the FDA that Accell 100 is not eligible for regulation solely as a 361 HCT/P. On February 7, 2007, we received a letter from the FDA with additional comments and questions regarding the company’s pending 510(k) application for its Accell products. The letter raised a jurisdictional question as to whether the Accell products should be regulated as a medical device. Moreover, if regulated as a medical device, the letter questioned whether the Accell products were Class II or Class III devices. Although we continued to believe Accell 100 and Accell TBM satisfied the requirements to be regulated solely as a 361 HCT/P, because of the uncertainty surrounding the applicability of the FDA’s definition of a 361 HCT/P, we included the Accell 100 and Accell TBM in the company’s 510(k) submission for the entire Accell family. The Accell family 510(k) also consists of our next generation of Accell products, including a spine indication for Accell Connexus. That 510(k) submission remains pending with the FDA.

On February 14, 2007, we responded to both the October 2006 and February 2007 FDA letters and requested to meet with the FDA to discuss the FDA’s questions. We continue to communicate with the FDA on these matters. Based on these communications, we continue to believe the Accell family of products are Class II medical devices that are subject to the 510(k) clearance process. This belief is consistent with the treatment of other competing products, our prior discussions with the FDA and the 510(k) clearance previously received for Accell Connexus.

While we believe that the Accell family products, including Accell 100 and Accell TBM, will be regulated as Class II devices, we cannot assure you that the FDA will not choose to regulate them as Class III products. If the FDA were to determine that these products are Class III medical devices or biologic products, we will be subject to a more costly, lengthy and uncertain approval process that could involve significant additional clinical data or premarket approval. Even if FDA determines that these products are Class II medical devices, there is no assurance that FDA will grant clearance of the company’s pending 510(k) for the Accell family products. With regard to Accell 100 and TBM there is no assurance that the FDA will not require us to stop shipping those products until clearance of the pending 510(k) is obtained. There also is no assurance that FDA will not take compliance measures against one or more of the Accell products before the products receive market clearance, which could include fines, injunctions and recalls of our products.

Our ultimate success will depend on the acceptance by the medical community of our future orthobiologics products and the broader acceptance of our bone graft substitutes and technologies by the medical community.

Our ultimate success in selling current and future orthobiologic products will depend, in large part, on whether the medical community views our products as safe, effective and economically beneficial. The medical community’s acceptance of our orthobiologics will depend upon our ability to demonstrate their advantages. We cannot predict whether the medical community will accept our orthobiologic products or, if accepted, the extent of the medical community’s use of these products.

Our bone graft substitutes may not maintain their current market acceptance or achieve broader market acceptance, which can be affected by numerous factors, including:

•	lack of long-term clinical data supporting the safety and efficacy of our bone graft substitutes;

•	introduction of competitive treatment options which render our bone graft substitutes and technologies too expensive or obsolete;

•	lack of availability of third-party reimbursement; and

•	difficulty demonstrating advantages of our bone graft substitutes to surgeons.

Market acceptance will also depend on our ability to demonstrate that our existing bone graft substitutes and technologies are an attractive alternative to existing treatment options. Our ability to do so will depend on surgeons’ evaluations of the safety, clinical efficacy, ease of use and cost-effectiveness of these options and technologies. Surgeons tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Surgeons may not recommend or use our products until there is long-term clinical evidence to convince them to alter their existing treatment methods and there are recommendations from prominent surgeons that our products are safe and effective. Additionally, if there are negative events in the industry, whether real or perceived, there could be a negative impact on the market as a whole. For example, we believe that some in the medical community have lingering concerns over the risk of disease transmission through the use of natural bone graft substitutes.

Furthermore, we believe that even if the medical community generally accepts our bone graft substitutes and technologies, recommendations and endorsements by influential surgeons will be important to the commercial success of our products. If our bone graft substitutes and technologies are not broadly accepted in the marketplace, we may not maintain a competitive position in the market.

We have a history of losses and require significant capital to expand our business.

We have incurred significant losses since inception. Historically, our losses were primarily due to large expenditures on research and development of our products compared with modest sales revenue due to the early stage of commercialization for most of our products, and the costs of restructuring the Company after each of its two mergers. Beginning in 2004, our marketing and selling expense and general and administrative expense increased significantly as we increased product sales and began expanding our business. These factors have contributed to a total accumulated deficit of $132.3 million at December 31, 2006. Additionally, we had operating cash flow deficit of $10.2 million for the year ended December 31, 2006. We expect to continue to incur losses for the foreseeable future. As a result, our auditors have raised significant doubts about our ability to continue as a going concern. Our management believes we have sufficient capital to fund operations into the third quarter of 2007. However, we do not have sufficient financial resources to fund operations after that point, and our existing funds may not last that long. We must raise additional capital to continue our operations.

We cannot assure you that we will be able to raise additional funds on reasonable terms, if at all. Additionally, we have already implemented measures to reduce our expenses and preserve cash, including reductions in our work force, postponement of clinical trials, and a reduction in research and development expenses. We may need to engage in further and more drastic cost-cutting measures. As we engage in these cost-cutting measures, we limit our ability to operate the business in a manner that allows us to achieve our business strategy and we expect that our results of operations will be adversely impacted by these actions. If we cannot raise additional capital and implement appropriate cost-cutting measures, we may be unable to continue as a going concern.

In the event that we raise additional funds by issuing equity or debt securities, existing holders of our common stock may be diluted and the new equity or debt securities may have rights, privileges or preferences that are senior to those of existing holders of IsoTis, Inc. common stock.

We rely on independent distributors for product commercialization and distribution.

To market our products we have established, and intend to continue to establish, strategic relationships with a network of independent distributor agents and stocking distributors that have their own sales forces with technical expertise and distribution capabilities. Our revenue will partly depend upon the efforts of these third parties and their ability to educate surgeons regarding our products. Our distributors have significant discretion in determining the efforts and resources they apply to the sale of our products. Our distributors may not commit the necessary resources to market and sell our products to the level of our expectations and, regardless of the resources they commit, may not be successful. Additionally, most of our distributor agreements can be terminated with limited notice, and we may not be able to replace any terminating distributors in a timely manner or on terms agreeable to us, if at all. Our top ten distributors by revenue in the U.S. account for 28% of our total revenue in 2006. If we are unable to maintain our distribution network or if our distribution network is not successful in marketing and selling our products, our revenue could decline significantly.

If we fail to compete successfully against existing or potential competitors, our operating results may be adversely affected.

The orthobiologics products industry is intensely competitive. Our primary competitor in the orthobiologic market is Medtronic Sofamor Danek, Inc., or Medtronic, with its recombinant BMP product, the INFUSE Bone Graft. We also face competition from DePuy, Inc., a Johnson & Johnson company, Synthes, Inc., Musculoskeletal Tissue Foundation, Stryker Corporation, Osteotech, Inc., Regeneration Technologies, Inc., Wright Medical Technology, Inc., Biomet, Inc., Orthovita, Inc. and other small to midsize companies that are active in the orthobiologics market. We compete in all of our markets primarily on the basis of product performance, price and ease of use, as well as customer loyalty and service. Many of our competitors enjoy significant competitive advantages over us, including:

•	greater name recognition;

•	broader and longer established relationships with healthcare professionals, customers and third-party payers;

•	further established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives;

•	greater experience in conducting research and development, manufacturing, conducting clinical trials, obtaining regulatory approval for products and marketing products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

If we fail to compete successfully against our existing or potential competitors, our operating results may be adversely affected. Additionally, we anticipate that companies will dedicate significant resources to developing competing products and services because of the size of the orthobiologics market and its growth potential. These products or procedures could prove to be more effective, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and could render our products obsolete.

If we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be delayed or precluded from marketing some of our products.

Our products and product candidates are subject to on-going regulations even after approval or clearance for sale. These include, among others, requirements governing the labeling; packaging; storage; advertising; promotion, including FDA’s general prohibition against promoting products for unapproved or “off-label” uses; recordkeeping; complaint handling, distribution; export; and the submission of safety and other post-market information, including reporting of certain adverse events associated with use of our products and obtaining additional approvals or clearances for certain modifications to our products or their labeling or claims.

Manufacturers of FDA-regulated products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, regulations, as well as the Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices. We are also subject to FDA regulations regarding human cells, tissues, and cellular or tissue-based products, which includes requirements for establishment registration and listing, donor eligibility, current good tissue practices (CGTP), labeling, adverse-event reporting, and inspection and enforcement.

If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or problems with the tissue used in our products, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. We, our products, our product candidates, our suppliers, and the manufacturing facilities for our products, are subject to extensive regulation by governmental authorities in the United States and other countries. If we fail to comply with applicable regulatory requirements, a regulatory agency may take enforcement action, including:

•	issue warning letters or untitled letters;

•	issue an injunction preventing us from manufacturing or selling our products or imposing operating restrictions;

•	impose civil or criminal penalties;

•	suspend, delay, withdraw or deny regulatory approval or clearance;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements;

•	imposing import and/or export bans; or

•	seize or detain products or require us to initiate a product recall.

If any or all of the foregoing were to occur, our business, results of operations and reputation could suffer.

If we are unable to fully comply with federal and state “fraud and abuse laws,” we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including, for example, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and my not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment of restructuring of operations. Any action against us for violation of these laws could have significant impact on our business.

If we are unable to expand our manufacturing capacity as planned, we may be unable to satisfy demand for our products.

Our ability to operate profitably depends on our ability to manufacture our products in large quantities and at a competitive cost. Any interruption in manufacturing due to limitations in manufacturing capacity or arising from factors outside our control could result in delays and could have a material adverse effect on our revenue. Our current production facilities have sufficient capacity for the current level of production of our existing products, but this capacity may not be sufficient to meet future demand. We have limited experience in large-scale manufacturing of some of our products and will increasingly rely on customized technology. If we are not able to meet our growing production needs or retain third-party manufacturing on commercially acceptable terms sufficient to meet those needs, we may not be able to satisfy the demand for our products and our business and our financial results could be adversely affected.

We recently entered into a lease for a larger facility that we expect will meet our needs for the next three to five years. We have transitioned our operations to the new facility and expect to complete the transition of our administrative office in September 2007. However, we cannot assure you that we will be able to complete the transition within our anticipated time frame or budget, if at all. Even if we complete the transition in a timely manner, we may not be able to obtain the requisite regulatory approvals for the facility on a timely basis, or at all. Any delays in our transitioning to the new facility or in obtaining the required approvals for the new facility could impact our ability to meet demand for our products and our business would be adversely affected.

Additionally, most of our manufacturing processes are required to comply with the FDA’s QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. Likewise, our manufacturing processes for those of our products regulated as 361 HCT/Ps are required to comply with the FDA’s requirements for donor eligibility and CGTP when processing, storing, labeling and distributing 361 HCT/Ps. The FDA enforces its QSR, 361 HCT/P donor eligibility and CGTP regulations through periodic unannounced inspections, and if our manufacturing facility fails an inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse inspection could force a shutdown of our manufacturing operations or a recall of our products.

We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute our products.

We rely on a small number of tissue banks accredited by the American Association of Tissue Banks, or AATB, for the supply of human tissue, a crucial component of our bone graft substitute products. We have no control over the operation of these tissue banks or their compliance with applicable regulations. We cannot assure you that these tissue banks will be able to fulfill our requirements, or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. We cannot assure you that we will be able to maintain a supply of tissue or obtain an alternate supply on reasonable terms, which could substantially limit our ability to generate revenue. We also cannot guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.

We may be exposed to product liability claims which could cause us to be liable for damages, force a product recall or reduce our revenue and profitability.

The testing, use, manufacture, development and sale of orthobiologics products entail inherent risk of medical complications for patients, including product failures and foreseen or unforeseen adverse side effects, and therefore may result in product liability against us. Our products may fail to perform as expected and could require a product recall, which would have a significant impact on our ability to sell our products and could severely affect our revenue and our ability to remain a viable business. The use of our products in clinical trials also exposes us to potential product liability claims. Any claims against us, regardless of their merit or potential outcome, may hurt our ability to obtain surgeon endorsement of our products or to expand our business and may materially adversely affect our business, financial condition and results of operations. In addition, some of our distribution agreements require us to indemnify the distributor for liabilities arising out of defects in our products that they distribute.

We currently have product liability insurance coverage in the amount of $10 million. We cannot assure you that we will maintain insurance on acceptable terms, taking into consideration the level of premiums and the risk and magnitude of potential liability. The insurance we carry may vary per country and per product and may not be adequate to protect against any or all potential claims or losses. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims.

If we fail to obtain required clearances or approvals on a timely basis, or at all, our future revenue could suffer.

The production and marketing of our products and product candidates are subject to regulation by governmental authorities in the United States, Europe and other countries, involving an extensive regulatory approval process by, as the case may be, the FDA, the European Medicines Agency, or the EMEA, or separate national authorities in Europe and other international markets. The regulatory process to bring our new and modified products to market requires significant time, effort and expenditures, and we cannot assure you that our products will be cleared or approved in a timely fashion or at all. Any failure or delay in obtaining regulatory clearances or approvals by us could adversely affect our ability to generate sales revenue. Any clearances or approvals we do obtain may be revoked by the FDA if safety or effectiveness problems develop.

We sell our products internationally and are subject to various risks relating to such international activities which could harm our international sales and profitability.

During the years ended December 31, 2005 and 2006, 23% and 24%, respectively, of our revenue was attributable to international sales. By engaging in business internationally, we are exposed to risks separate and distinct from those we face in our domestic operations, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	fluctuation in currency exchange rates;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

If we or others identify side effects after any of our products are on the market, we may be required to withdraw our products from the market, which would hinder or preclude our ability to generate revenue.

As part of our post-market regulatory responsibilities for our products classified as medical devices, we are required to report all serious injuries or deaths involving our products, and any malfunctions where a serious injury or death would be likely if the malfunction were to recur. As part of our post-market regulatory responsibilities for our products classified as 361 HCT/Ps, we are required to report all adverse reactions involving a communicable disease which are fatal, life threatening, result in a serious injury, or require medical or surgical intervention.

If we or others identify side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we may be required to reformulate our products;

•	we may have to recall the affected products from the market and may not be able to reintroduce them onto the market;

•	our reputation in the marketplace may suffer; and

•	we may become the target of lawsuits, including class action suits.

Any of these events could harm or prevent sales of the affected products and our other products or could substantially increase the costs and expenses of commercializing or marketing these products.

Our business could be adversely affected if we fail to comply with new and existing international regulations and voluntary standards on human tissue products.

We currently market our products in selected countries outside of the United States. In order to market our products in many non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In other non-U.S. jurisdictions, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, marketing and sale of our products. We have initiated foreign regulatory filings in several regions, including Europe, Central and South America, Australia and Asia. We may not receive necessary approvals to commercialize our products in those markets. The approval procedure varies among countries and can involve additional testing and data review. The time and cost required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. If we get approval by the FDA, that does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

New regulations and standards may be passed by foreign regulatory authorities impacting the processing of human tissue products or other elements of our products. For example, we are aware of recent directives in the European Union, or EU, that are not final but that could impose additional regulatory requirements on the processing, storage and distribution of our products. Moreover, in countries where there is little or no current regulation of our products, new regulations could be passed that affect our products. We cannot assure you that we will be able to comply with any new or modified foreign regulations applicable to our products, and any such regulations could prevent us from marketing, or cause delays in our ability to market, our products in those jurisdictions.

Inadequate coverage and reimbursement of our products from third-party payers may reduce the demand for our products.

Our ability to successfully commercialize our products depends on the extent to which coverage and reimbursement for our products, or the procedures in which our products are used, is available to our customers from third-party payers, including private health insurers, health maintenance organizations, and government healthcare programs such as Medicare and Medicaid. Government and other third-party payers are increasingly attempting to contain healthcare costs, in part, by limiting coverage or reimbursement for medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have an adverse effect on our ability to operate profitably.

In addition, there have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that affect coverage and reimbursement of our products from Medicare, Medicaid and other third-party payers. Possible reductions in coverage or reimbursement by third-party payers as a result of these changes may affect our customers’ revenue and ability to purchase our products. Furthermore, seeking reimbursement is a time-consuming and costly process which requires us to provide scientific and clinical support for the use of each of our products in each country to every third-party payer. Surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payers for the cost of procedures using our products. We cannot assure you that timely and sufficient coverage and reimbursement will be available for any of our products in any country, including the United States; that any coverage and reimbursement granted will be maintained; or that limits on coverage and reimbursement from third-party payers will not reduce the demand for, or negatively affect the price of, our products. The unavailability or inadequacy of third-party reimbursement for our products could have a material adverse effect on our ability to commercialize our products and our revenue.

Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third-party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete. In addition, we may be subject to intellectual property infringement claims by others.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We may need to assert claims or engage in litigation to protect our proprietary rights, which could cause us to incur substantial costs, could place significant strain on our financial resources, and divert the attention of management from our business. We may incur substantial costs in pursuing this litigation and the outcome of this litigation is uncertain. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not result in patents in a form that will be advantageous to us. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

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

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to a claim that we infringe upon the proprietary rights of others. Although we do not believe that we are infringing the rights of others, and have obtained outside opinions of counsel regarding non-infringement and/or invalidity of third-party patents, third parties may claim that we are doing so. If the holder of patents brought an infringement action against us, the cost of litigating the claim could be substantial and divert management’s attention. In addition, if a court determined that one of our products infringed a patent, we could be prevented from selling that product unless we could obtain a license from the owner of the patent. A license may not be available on terms acceptable to us, if at all. Modification of our products or development of new products to avoid infringement may require us to conduct additional clinical trials for these new or modified products and to revise our filings with the FDA, which is time-consuming and expensive. If we are not successful in obtaining a license or redesigning our product, our business could suffer.

If we are unable to successfully complete our planned clinical trials, or if the results in our planned clinical trials do not meet the established endpoints, we may be unable to rely on those clinical trials to demonstrate the safety and efficacy of our products, which could adversely impact our anticipated marketing strategy.

The commencement or completion of any of our clinical trials may be delayed or halted, or our clinical trials may not meet the established endpoints, for numerous reasons, including, but not limited to, the following:

•	difficulty in obtaining regulatory approval to commence or continue a clinical trial;

•	problems in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites, as well as obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to our products;

•	third-party clinical investigators delay or reject our trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	changes in governmental regulations or administrative actions; or

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to the established endpoints.

We expect to use the results of our planned clinical trials to support the safety and efficacy of our products. If we fail to complete our planned clinical trials, or if our planned clinical trials fail to meet the established endpoints, or if safety issues are identified, we will be unable to make claims regarding the safety and efficacy of our products in our marketing materials. Any negative outcome in our clinical trials could adversely impact our ability to compete against alternative products or technologies, which could impact our sales.

The loss of key personnel could harm our business.

Our success depends, to a large extent, on the efforts and expertise of the management team and other key members of our management and staff. Loss of key personnel could result in significant delay of our product and business development or manufacturing processes. Each of our officers can terminate his or her employment without notice and without cause or good reason. There is intense competition for skilled personnel in our field and retaining such personnel cannot be guaranteed. If we fail to recruit and retain skilled personnel, especially in the areas of sales and marketing, manufacturing, research and development and regulatory affairs, we may be unable to continue our development and sales activities. We recently announced the resignation of vice president of sales, Alan Donze, who was replaced by a new vice president of sales, James Abraham, on April 11, 2007. Although the board of directors believes that these management changes are in our best interests, there is no assurance that these disruptions will not adversely affect our business.

We need to expand our sales and marketing infrastructure to be successful in continuing to penetrate the orthobiologics market.

We currently market and sell a majority of our products in the United States through our independent distributor agents, who we support directly with our orthobiologic specialists. We intend to further expand our group of orthobiologic specialists in an effort to drive sales growth and to expand the use of our products in some underserved surgical specialties. We cannot assure you that we will be able to attract a sufficient number of experienced personnel to our company to expand our sales and marketing infrastructure or that the cost will not be prohibitive.

We may not be able to enforce our private label arrangements and cannot predict our private label partners’ ability to meet their commitments under those arrangements.

We have several private label supply agreements whereby our private label partners are contractually obligated to purchase certain minimum quantities of our products in the future, which they then resell under their own label. We cannot assure you that these contractual obligations will be met by our private label partners. Moreover, we have in the past experienced fluctuations in purchases by these private label partners, including purchase levels that fell below the partners’ minimum commitments. Some of these private label partners are foreign entities or have corporate structures that may interfere with our ability to enforce their contractual obligations. If our private label partners do not meet their commitments under the private label agreements and we are unable to enforce our rights under those arrangements, it may have an adverse impact on our financial condition or contribute to the quarterly volatility of our revenue and profitability which could have an impact on our share price performance.

We operate in a highly regulated area and may face increased regulatory costs, lawsuits or government enforcement activities based on the hazardous waste we use and generate in our operations.

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

Our allograft bone tissue processing in both the United States and Europe may generate waste materials, which, in the United States, are classified as medical waste under regulations promulgated by the U.S. Environmental Protection Agency and various state and local environmental regulations. We segregate our medical waste materials and dispose of them through a licensed hazardous waste transporter in compliance with applicable regulations in both the United States and Europe.

Further, accidental contamination or injury may occur as a result of our use of hazardous materials. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-party damage claims as a result of violations of such laws and regulations or noncompliance. In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. Furthermore, an accident could damage, or force us to shut down, our operations.

Our failure to fully comply with any environmental regulations could result in the imposition of penalties, sanctions or, in some cases, private lawsuits, which could have a material adverse effect on our business.

Risks Related to Our Common Shares

We may experience significant fluctuations in our quarterly results and we may not maintain our recent revenue growth.

As of December 31, 2006, we had an accumulated deficit of $132.3 million. We have never recorded profits from operations and we cannot assure you that losses will not occur in the future. The fluctuations in our quarterly results of operations have and will continue to result from numerous factors, including:

•	delays or interruptions in manufacturing and shipping of our products;

•	practices of insurance companies, Medicare and Medicaid with respect to reimbursement for procedures that employ our products;

•	physician and patient acceptance of our products and procedures that employ our products;

•	seasonal demand;

•	pricing of our products;

•	purchases by our private label partners;

•	our ability to hire and train a sufficient number of sales and marketing personnel;

•	our ability to attract and retain attractive and independent distributor agents, international stocking distributors and private label partners;

•	timing of new product introductions;

•	publication of our clinical results or the clinical results of our competitors;

•	fluctuations in supply of our raw materials;

•	timing of orders received; and

•	the effect of competing technological and market developments.

These factors, some of which are not within our control, may cause the price of our common stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, the price of our common stock could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, manufacturing and product development activities and administrative staff. If sales do not continue to grow, we may not be able to achieve profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we fail to do so, the market price for our common stock will likely decline.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on investment will only occur if the stock price appreciates.

Risks Related to IsoTis, Inc. Common Stock

The market price of our common stock may be highly volatile, possibly resulting in class action securities litigation.

Prior to the exchange offer, IsoTis S.A. shares were listed on SWX Swiss Exchange, the Toronto Stock Exchange and Euronext Amsterdam. On January 26, 2007, following the successful completion of the exchange offer, IsoTis, Inc. shares began trading on the NASDAQ Global Market. As a result, IsoTis, Inc. shares have only been trading on the NASDAQ Global Market for a limited period of time and the trading price of IsoTis, Inc. common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors. Many of the factors that could impact our trading price are beyond our control and include:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;

•	the ability of our products to achieve market success;

•	the performance of third-party distributors;

•	our ability to manufacture our products in accordance with applicable commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our quarterly and annual results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by IsoTis, Inc. or its stockholders in the future;

•	additions or departures of key scientific or management personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of IsoTis, Inc. common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of IsoTis, Inc. common stock or our failure to meet or exceed analyst financial estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

The stock prices of many companies in our industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may not initiate coverage for IsoTis, Inc. common stock or may issue negative reports, and this may have a negative impact on the market price of such common stock.

Securities analysts may elect not to provide research coverage of IsoTis, Inc. common stock after the completion of our exchange offer or this offering. If securities analysts do not cover IsoTis, Inc. common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of IsoTis, Inc. common stock. The trading market for IsoTis, Inc. common stock may be affected in part by the research and reports that industry or financial analysts publish about it or its business. If one or more of the analysts who elects to cover us downgrades IsoTis, Inc. common stock, the stock price would likely decline rapidly. If one or more of these analysts ceases coverage of IsoTis, Inc., it could lose visibility in the market, which in turn could cause IsoTis, Inc. stock price to decline. In addition, recently adopted rules under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and a global settlement reached in 2003 between the Securities and Exchange Commission, or SEC, other regulatory agencies and a number of investment banks have lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as us, with smaller market capitalizations, to attract independent financial analysts that will cover IsoTis, Inc. common stock. This could have a negative effect on the market price of IsoTis, Inc. common stock.

IsoTis, Inc.’s holding company structure makes it dependent on IsoTis, S.A. and its subsidiaries for its cash flow and subordinates the rights of IsoTis, Inc. stockholders to the rights of creditors of its subsidiaries in the event of an insolvency or liquidation of any of its subsidiaries.

IsoTis, Inc. is a holding company and, accordingly, substantially all of its operations are conducted through its subsidiaries. Its subsidiaries are separate and distinct legal entities. As a result, its cash flow depends upon the earnings of its subsidiaries. The ability of its subsidiaries to provide it with funds may be limited by other obligations. In addition, IsoTis, Inc. depends on the distribution of earnings, loans or other payments by its subsidiaries to IsoTis, Inc. Its subsidiaries have no obligation to provide it with funds for its payment obligations. If there is an insolvency, liquidation or other reorganization of any of its subsidiaries, IsoTis, Inc. stockholders will have no right to proceed against its assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before IsoTis, Inc., as a shareholder, would be entitled to receive any distribution from that sale or disposal.

We will incur significant increased costs as a result of having to comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, for the year ended December 31, 2006, we performed system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting for the 2006 fiscal year, as required by Section 404 of the Sarbanes-Oxley Act. For the fiscal year ended December 31, 2007, in addition to management’s report, our auditors will provide an attestation as to effectiveness of our internal controls over financial reporting. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.

Some provisions of the IsoTis, Inc. charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of IsoTis, Inc. by others, even if an acquisition would be beneficial to its stockholders.

Provisions in the IsoTis, Inc. Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire it, even if doing so would benefit its stockholders. These provisions:

•	permit the board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	classify our board of directors so that not all members are elected at one time, which may make it more difficult for a person who acquires a majority of IsoTis, Inc.’s outstanding shares to replace its directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•	provide that special meetings of the stockholders may be called only by the chairman of the board, the president or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend the bylaws only upon receiving at least 662/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of the company’s outstanding voting stock, referred to as an interested stockholder, for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to IsoTis, Inc. stockholders.

ITEM 4.	Information on the Company

4.A.	History and Development of the Company

As of December 31, 2006, we are a public company incorporated under the laws of Switzerland with an indefinite duration. We formed IsoTis, Inc., a Delaware corporation, as a wholly owned subsidiary and caused IsoTis, Inc. to commence an exchange offer for all of our outstanding common shares. To effect the reorganization, IsoTis, Inc. offered to exchange one of its shares of common stock for every ten common shares outstanding of IsoTis S.A. The initial acceptance period of the exchange offer ended on January 19, 2007. Pursuant to the initial settlement of the exchange offer IsoTis, Inc. acquired approximately 75% of the outstanding shares of IsoTis S.A. and IsoTis S.A. became a subsidiary of IsoTis, Inc. and IsoTis, Inc. was listed on NASDAQ on January 26, 2007. A second acceptance period ended on February 7, 2007 under the exchange offer, following which IsoTis, Inc. acquired an aggregate ownership interest in IsoTis S.A. of 90.46%. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations consisted solely of the business and operations of IsoTis S.A. IsoTis, Inc. will effect a merger of IsoTis S.A. into a newly formed Swiss corporation, which is a wholly owned subsidiary of IsoTis, Inc., in order to obtain 100% ownership interest. IsoTis, Inc.’s business and operations consists solely of the business and operations of IsoTis S.A. As a result, unless the context otherwise states, references throughout this report to “we,” “us,” “our,” “IsoTis”, “Group” or the “company” refer to the business of IsoTis S.A. and its subsidiaries for all periods prior to the consummation of the exchange offer and to the business of IsoTis, Inc. and its subsidiaries for all periods subsequent to the consummation of the exchange offer.

Our principal executive offices are located at 2 Goodyear, Irvine, California 92618, and our telephone number is (949) 595-8710. Our website is located at www.isotis.com. The information found on, or accessible through, our website is not a part of this periodic report.

Our shares are listed on the Main Board of The SWX Swiss Exchange, the Official Market segment of Euronext Amsterdam N.V. and The Toronto Stock Exchange. IsoTis, Inc. common stock is listed on the NASDAQ Global Market.

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

The significant events occurring during the development of our business and prior to the exchange offer are described below.

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

During 2004, we implemented several operational changes:

•	concentrated all our executive management, production and near-term product development at our facility in Irvine, California;

•	strengthened our mid to long term research activities at the IsoTis/Twente Research Institute, formed in 2003 as a cooperative arrangement with the Bio-Materials Department of Twente University (see “Item 4.B. Business Overview — Research and Development”);

•	phased-out most of our Bilthoven operations with the exception of production of synthetic products and distribution to our international customers;

•	relocated our Swiss registered office and our international sales and marketing headquarters to a more economical office space in Lausanne, Switzerland; and

•	divested the assets of our skin technologies, our last remaining non-orthobiologics activities.

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

On October 27, 2003, the GenSci Group reached a settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We have assumed this liability as part of the acquisition of GenSci and as December 31, 2006, $2.0 million remains outstanding.

Our wholly-owned subsidiary IsoTis OrthoBiologics, Inc. (formerly “GenSci OrthoBiologics, Inc.”) no longer manufactures any of the products which were the subject of the patent infringement case.

Capital Expenditures

A description of our principal capital expenditures since January 1, 2004 and information concerning our principal capital expenditures currently in progress are included under “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources”.

Intercorporate Relationships

The following diagram shows our significant subsidiaries and their respective jurisdictions of incorporation as of April 30, 2007. Unless otherwise indicated, each of the subsidiaries is wholly-owned.

Notes:

(1)	IsoTis, Inc is our majority shareholder located in Irvine, California, and incorporated in Delaware, which was listed on NASDAQ beginning January 26, 2007.

(2)	IsoTis OrthoBiologics, Inc. is our subsidiary located in Irvine, California, and incorporated under the laws of the State of Washington. Our main operations and senior management are located in Irvine.

(3)	IsoTis N.V. is our active European subsidiary, located in Bilthoven and incorporated in The Netherlands

In addition to the significant subsidiaries shown above, we have two subsidiaries that are inactive and in the process of liquidation. We have one wholly-owned subsidiary in Germany (Modex Therapeutics GmbH) that has been inactive since December 31, 2004; and one wholly-owned subsidiary in The Netherlands (IsoTis TE Facility B.V.) that has been inactive since July 2005. We also had a wholly-owned subsidiary in Switzerland (EpiSource S.A.), that has been inactive since January 2005 and was liquidated in 2006. The Dutch subsidiary was established for the purpose of acquiring land and constructing production facilities in Heerlen, The Netherlands. The property was sold in July 2005 following the decision that the construction of the facility would not be completed.

Geographic Information

We currently have geographical locations in The Netherlands, Switzerland and the United States. Long-lived assets by geographic location are as follows:

	Year Ended December 31,
	2005	2006

The Netherlands	$510,610	$461,290
Switzerland	107,702	96,758
United States	14,326,218	14,375,783

	$14,944,530	$14,933,831

Product sales by geographic location are as follows:

	Year Ended December 31,
	2004	2005	2006

The Netherlands	$4,687,800	$6,027,287	$7,955,391
Switzerland	134,672	3,777	—
United States	20,446,157	26,032,397	32,706,337

	$25,268,629	$32,063,461	$40,661,728

4.B.	Business Overview

We are an orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. Our current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. Our current commercial business is highlighted by our Accell line of products, which we believe represent the next generation in bone graft substitution. We will also continue to sell our traditional bone graft substitute products in the United States and internationally. Bone graft substitutes currently represent the largest component of the orthobiologics market, which was valued by the Millennium Research Group at approximately $1.9 billion in 2006 and is expected to grow to $2.9 billion by 2011 in the United States alone.

We believe our Accell product line offers substantial advantages over competing products by combining clinical efficacy, safety, broad applicability, ease of handling and affordability. We introduced our initial Accell product in 2002 and, as of December 31, 2006, we had sold in excess of $45 million of Accell products, representing over 60,000 units sold. Our products are used in a variety of orthopedic and other surgical indications, including spinal fusion, joint replacement and trauma procedures.

We market our products to orthopedic surgeons and neurosurgeons throughout the world using three distribution channels: independent distributor agents in the United States, stocking distributors internationally and private label partners in the United States and internationally. Our revenue in each of these distribution channels for 2006 represented 63%, 24% and 13% of our total revenue, respectively. In 2006, revenue from our Accell products represented 49% of our total revenue, growing 35% as compared to 2005. Our private label partners sell only our non-Accell based products.

Market Overview:

According to Millennium Research Group, the U.S. orthopedics market was estimated at $13 billion in 2006 and is expected to grow in excess of $19 billion in 2010. Growth in the orthopedics industry is being driven by aging populations, the desire to maintain active lifestyles well into retirement and growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to musculoskeletal tissues and impair the ability of the body to heal injuries. The advancement of medical technology in the treatment of orthopedic injuries is also driving an increase in the number of procedures performed annually.

One of the fastest growing segments within the orthopedics industry is the orthobiologics market. The field of orthobiologics combines recent advances in biotechnology with material science and tissue biology to promote the body’s natural capacity to regenerate and repair musculoskeletal tissue, particularly bone. We believe the emergence of orthobiologic products and solutions is expanding treatment options in orthopedics by augmenting the performance of traditional implants, plates and screws with biologically active products for hard and soft tissue regeneration. According to Millennium Research Group, U.S. sales of orthobiologics reached $1.9 billion in 2006, a 13% increase over 2005 sales. The market for orthobiologics procedures is expected to increase to $2.9 billion by 2011. Bone graft substitutes represent the largest component of this market comprising approximately $1.1 billion in 2006. Orthobiologics have current applications in a range of fields, including:

•	Spinal Fusion. The spinal implant market includes products for the treatment of degenerative spinal disc disease and spinal instability. Degenerative spinal disc disease, which is characterized by a progressive compression of the discs between the vertebrae, afflicts nearly half the U.S. population between 40 and 60 years of age and approximately 90% of Americans older than 60. As the discs degenerate, the spine becomes less stable, which can result in nerve compression and significant pain. Spinal fusion is a process whereby two or more of the vertebrae in the spine are fused together to eliminate this instability. Orthobiologics are often used in spinal fusion procedures to create a bone bridge that fuses the vertebrae together at the diseased level. Based on market data from Millennium Research Group, we believe that currently there are over 520,000 spinal fusion procedures performed each year in the United States alone.

•	Trauma. The trauma market includes products that address bone fractures or damage caused by physical trauma. According to Millennium Research Group over 4.6 million fractures occur annually in the United States, mainly from osteoporosis, sports injuries and automobile and heavy machinery accidents. In complex cases and in patients where the fracture does not heal naturally, surgeons often use orthobiologics, in addition to traditional implants, plates and screws, to accelerate the healing process. According to Millennium Research Group there were 228,000 trauma procedures, including foot and ankle, oncology and cardiothoracic procedures, requiring orthobiologics in 2006.

•	Joint Revision. The largest segment of the orthopedics market, the reconstruction market, includes products for the repair and replacement of joints outside the spine, including the hips, knees and extremities, that have deteriorated as a result of injury or disease. According to Millennium Research Group, there were 1.2 million joint reconstruction procedures performed in the United States in 2006 and orthobiologics were used in 104,000 of these procedures. Eighty percent of the procedures requiring orthobiologics were related to revisions of procedures that failed.

•	Oral, Periodontal and Cranio-Maxillofacial, or CMF, Repair. Oral, periodontal and CMF repairs usually require the use of an orthobiologic to increase bone stock, repair bone defects created by disease or surgery and to improve healing rates. These procedures may be performed by oral surgeons, periodontists, general dentists and orthopedists. Based on data from Millennium Research Group, there were 1.2 million oral, periodontal and CMF procedures in 2006 requiring the use of an orthobiologic in the United States alone.

Background

Bone

Bone is a composite material composed of bone cells and a porous matrix. Bone continuously remodels itself, repairing the minor damage incurred in everyday activity. Bone will often spontaneously repair minor fractures without surgical intervention. However, major skeletal deficiencies from trauma, spinal instability, degenerative conditions and tumors will frequently require a surgical procedure to regenerate bone. In these procedures, supplemental bone materials, or grafts, are often used to replace existing natural bone that has been damaged. Bone graft materials initiate bone growth and regeneration through three principal processes: osteoinduction, osteoconduction and osteogenesis. All bone graft materials have one or more of these characteristics.

•	Osteoinductive materials contain naturally-occurring proteins that stimulate immature cells to develop into bone cells, forming healthy new bone tissue.

•	Osteoconductive materials serve as a scaffold or matrix for bone formation, facilitating a healing response.

•	Osteogenic materials contain bone cells that directly form new bone.

The efficacy of a bone graft material is directly related to the levels of osteoinductivity, osteoconductivity, and osteogenicity that it exhibits. Physicians often look for materials with a combination of these characteristics. The two major categories of bone graft materials are autograft and bone graft substitutes.

Autograft

The most common method of assisting the body’s regenerative ability has been the use of the patient’s own bone, or autograft, which is harvested from the patient, usually from the iliac crest or hip area, and implanted at or near the surgical site. Autograft is often considered the standard of care in bone grafting procedures because the material is osteoinductive, osteoconductive and osteogenic, and since it is derived from the patient, it presents a low risk of disease transmission. However, using autograft involves a second surgical procedure to harvest the bone. This harvesting procedure adds to the overall time and cost of the surgery, introduces the potential for infection at the bone harvest site and carries the risk of injuring surrounding structures. Furthermore, patients may experience greater pain and discomfort at the harvest site than at the primary operative site, which can lead to reduced patient satisfaction. Finally, each patient has a limited supply of autograft that is available for harvest without causing adverse medical consequences.

Bone Graft Substitutes

Bone graft substitutes are biologic and synthetic materials developed to reduce or eliminate the need for autograft in bone grafting procedures. Bone graft substitutes include demineralized bone matrix, or DBM, allograft bone, synthetic bone grafts and recombinant bone morphogenetic proteins, or recombinant BMPs, each of which can be used to replace or repair existing natural bone that has been damaged by trauma or disease.

•	DBM products are derived from donor bone acquired from accredited tissue banks. The donor bone is treated to remove its mineral component, or demineralized. The resulting material contains some of the osteoinductive and osteoconductive properties naturally present in human bone.

•	Allograft is another form of processed donor bone where the mineral component of the bone is kept intact. Allograft products come in different structural shapes and sizes, such as wedges and blocks, and have osteoinductive and osteoconductive properties similar to DBMs.

•	Synthetic bone graft substitutes are generally osteoconductive calcium phosphates or sulphates that seek to emulate the mineral and structural component of bone.

•	Recombinant BMPs, are synthetically manufactured versions of proteins that play a role in bone formation. Recombinant proteins are often manufactured in non-human cell lines, often Chinese hamster ovary cells, and have osteoinductive properties.

Limitations of Current Technology:

While growth in the use of bone graft substitutes has increased substantially over the past ten years, we believe this growth has been restrained by the limitations inherent in currently available products. We believe that surgeons would increase their use of bone graft substitutes if there was a product that effectively combined the desirable characteristics of an ideal bone graft substitute. We believe the following are the ideal characteristics for a bone graft substitute:

•	Osteoinductivity. The bone graft substitute should contain natural or recombinant proteins capable of initiating bone growth and repair. Osteoinductivity is generally considered to be a critical measure of biologic activity and a key characteristic of any bone graft substitute material. Recombinant BMPs typically exhibit very high levels of osteoinductivity due to high concentrations of a particular protein whereas traditional DBMs exhibit only modest osteoinductivity. Synthetic bone graft substitutes exhibit little, if any, osteoinductivity.

•	Osteoconductivity. We believe physicians desire bone graft substitutes that are osteoconductive. This is an essential complementary property that contributes to graft performance. However, because there are many ways of introducing osteoconductive materials into the surgical site, we do not consider osteoconductivity to be the limiting factor in the efficacy of most bone graft substitutes. While almost all bone graft substitutes exhibit some osteoconductivity, synthetic bone graft substitutes often rate high in this area while recombinant BMPs are generally less osteoconductive.

•	Handling Characteristics. Key issues associated with handling include how the bone graft substitute is mixed and delivered to the surgical site and how it behaves in the body after implantation. One critical aspect of this requires that the product resist migration away from the surgical site following application. This can be a particular problem with granular and liquid-based bone graft substitutes, as they are frequently washed out of the surgical site when the area is irrigated to clear the surgical field. Although it is difficult to make generalizations about classes of orthobiologics with regard to their handling, we believe that only a few products on the market have attractive delivery mechanisms and material handling characteristics.

•	Safety and Side-effects. Orthobiologics generally have a long track record of safety. However, recombinant BMPs have been associated with side-effects in certain procedures that have limited their use, including neck-swelling when used in the cervical spine and bone growth outside of the intended surgical area.

•	Affordability. Orthopedic surgery is generally expensive and reimbursement for such procedures is limited. An ideal bone graft substitute product would be priced so that its payment fell comfortably within existing reimbursement levels. Due to manufacturing complexity and licensure requirements, recombinant BMPs are priced at a very high level. Because of procedural reimbursement caps, these costs limit the amount a surgeon can receive from a procedure using such products.

Our Solution:

We have developed a line of bone graft substitute products based on our proprietary Accell technology that we believe provides surgeons with an attractive balance of the osteoinductivity, osteoconductivity, handling, safety and affordability characteristics they desire.

Differentiated Handling Characteristics.  We provide our products to surgeons in forms that offer state of the art handling and material characteristics. Our products are available in a variety of forms, including gels, putties and dry foam blocks, that enable the surgeon to better tailor his or her surgical technique to the unique needs of the patient. We believe our gel-based products have material handling characteristics that are among the most attractive of any bone graft substitutes on the market. We utilize our proprietary reverse phase technology to formulate products with a gel-like consistency at room temperature, but which thicken to a putty form at body temperature. This is advantageous as it prevents the product from being washed away when the surgical site is irrigated, a common practice in most orthopedic procedures. Additionally, in 2007 we intend to introduce our next-generation delivery device which we expect will better enable the surgeon to use our gel and putty materials in minimally invasive surgical procedures.

Favorable Safety Profile.  As of December 31, 2006, we had sold in excess of 60,000 units of our Accell products for use in a variety of applications and we have not received any reported adverse events that have been attributed directly to our materials, products or processes. While traditional DBM and synthetic products share this safety profile and broad applicability, we believe that this differentiates our products from some recombinant BMPs, which have been associated with side-effects, are labeled for use in a limited range of indications and are specifically contraindicated for use in some attractive market segments, such as cervical spine fusion.

Cost-effective Products.  We believe that our products provide a desirable combination of clinical utility and affordability. While some recombinant BMP products have demonstrated attractive clinical efficacy, we believe that their high cost, which can be as much as four times the price of traditional DBM products, may limit their widespread use. Our Accell products are priced at a modest premium to traditional DBMs.

Strategy:

Our objective is to become the leading dedicated supplier of biological solutions for use by orthopedic surgeons and neurosurgeons to stabilize, repair and restore musculoskeletal tissues. To achieve this objective, we are pursuing the following strategies:

Recruit Additional Orthobiologics Specialists to Support our Distribution Network and Grow Sales

We sell the majority of our products through independent distributor agents in the United States. In order to better leverage the activities of these independent distributor agents, we employ a limited number of orthobiologics specialists. These orthobiologics specialists support our distributor network by providing critical education and training to our agents, physician users and their hospital staff, which we believe enables our independent distributor agents to sell our products more effectively. We believe physician education about alternatives to the use of autograft implants, particularly our Accell products, will be critical to our success. In addition, we have found our orthobiologics specialists to be effective in selling to prospective users. This approach to distribution has proven effective since we initiated the effort in 2004 and we intend to hire additional orthobiologics specialists in an effort to further enhance our market reach and drive sales growth. In addition, we believe that we have the opportunity to increase the use of our products in some underserved surgical specialties, and we view our orthobiologics specialists as the cornerstone of our efforts to identify and address these physicians. We believe that growing this group of orthobiologics specialists will be instrumental in continuing to increase our sales.

Invest in Clinical Studies to Substantiate the Benefits of our Next-Generation Accell Products

Currently, limited clinical data exists regarding the efficacy of bone graft substitutes. We intend to undertake prospective, controlled clinical studies evaluating our next generation Accell products in spinal fusion, revision arthroplasty, and in certain trauma procedures. Clinical performance of Accell will be compared to the current standard of care, usually autograft, to establish Accell’s efficacy and ease of use. We intend to use market accepted performance and outcomes measures in these studies.

We intend to commence clinical studies in the first half of 2007 at major medical and teaching institutions in the United States and Canada. These studies will assess the performance of our Accell products in procedures employing what we believe are the contemporary surgical approaches and current implant systems. We believe that these studies will provide clinical data to substantiate the benefits of the Accell technology and to differentiate our next-generation products in the market.

Focus our Research and Development Efforts on New Products, Technologies and Product Enhancements

We are focusing our research and development efforts on insuring that Accell products produce consistent and predictable clinical results. Continuous product improvements and innovation are directed toward maximizing the osteoinductive potential of Accell products. We are also investigating opportunities to license or acquire new molecules and materials for the repair and regeneration of bone and soft musculoskeletal tissues. We believe that our extensive experience and successful track record in the design and development of orthobiologic products can be applied to the development of new products and to the evaluation and further development of complementary products that we may license or acquire in the future.

Drive International Sales through Regulatory Approval and Enhancement of Existing Distribution Channels

While international sales represented less than 25% of our revenue in 2006, we believe a significant opportunity exists to further increase our international sales. To date, the most substantial impediment to our international sales performance has been the attainment of regulatory approvals in different countries around the world. To address this issue, we have initiated, and intend to aggressively pursue, multiple foreign regulatory filings in various regions, including Europe, Central and South America, Australia and Asia. In addition, we intend to increase the size of our stocking dealer footprint in an effort to reach more internationally-based surgeons. We are currently represented by approximately 46 international stocking distributors in 33 countries outside the United States, and we intend to increase the size of this group and the number of countries.

Leverage our Distribution Channels to Market and Sell Additional Products and Technologies we May License or Acquire

We believe that we can leverage our independent distribution agents, enhanced by our orthobiologics specialists, to market and sell additional orthobiologic products. We expect that there may be opportunities to in-license or acquire such products, or technologies that will be the basis for new product development.

Our Technology:

Our current products are based on two key technologies: our Accell natural bone graft technology, which we refer to as our Accell technology, and our reverse phase medium technology.

Accell Natural Bone Graft Technology

Our bone graft substitutes are made from allograft bone. We process the allograft bone to remove the mineral component, a process referred to as demineralization, and yield demineralized bone matrix, or DBM. The resulting DBM contains collagen, the primary protein in bone, and other structural and signaling non-collagenous proteins that are also natural components of bone. These include bone morphogenetic proteins, or BMPs, that are capable of inducing bone formation. These natural BMPs are generally regarded as the primary contributors to the osteoinductive potential of DBM.

We begin the Accell process by dividing each lot of DBM. We reserve a portion of the DBM for the final formulation and process the remainder using our Accell technology. The Accell process involves an acid treatment that converts the insoluable DBM into a soluable form. We then combine the soluble fraction with the retained portion of the DBM. The resulting material is a combination that has several elements believed to be essential for bone formation, including an osteoconductive scaffold in the form of the retained DBM, and osteoinductive natural BMPs that can readily initiate the process of bone growth by sending out the natural osteoinductive stimulus of bone at the site of the bone repair.

Reverse Phase Medium Technology

Many of our products incorporate our proprietary reverse phase medium, which is designed to enhance the handling characteristics of our products. Our reverse phase medium enables the product to flow at operating room temperature but thicken to a gel when placed in the body and warmed to body temperature. Orthopedic surgery is most often open surgery, requiring regular irrigation of and suction at the surgical site to clear the operating field. The reverse phase medium enables the surgeon to form our products outside of the body to fit the surgical site, and once they are placed within the body, the products will thicken and resist displacement by irrigation or other intraoperative manipulation. Furthermore, the reverse phase medium enables the surgeon to pack and retain osteoconductive bone chips or other synthetic products into the graft site.

Our Products:

Our portfolio of products includes two categories of bone graft substitute materials; products based on our Accell technology, as well as our traditional bone graft substitute products which do not incorporate the Accell process. We are primarily focused on driving sales of our Accell product line, which we have been able to grow from zero to $40 million in sales over the last four years. We expect our Accell products to provide our primary source of growth over the next three to five years. Meanwhile, we have been able to maintain growth in our traditional bone graft substitute products by selling them through our private label partners and international stocking distributors internationally. We expect to see continued growth in these products over time as we add new private label partners and increase our sales presence internationally.

Accell Products

The first product based on our Accell technology was Accell 100, introduced in May 2002 under its original name, Accell DBM 100. In 2004, we launched two additional Accell products, Accell Connexus, which was previously referred to as Accell Conexus, and Accell TBM. As of December 31, 2006, we had sold over 60,000 units of our Accell products. For the year ended December 31, 2006, these products generated slightly less than half of our current revenue and they are a key driver of our anticipated growth.

Accell 100.  Accell 100 is designed for use in filling voids or defects in bone, such as in spinal fusions or the repair of defects resulting from trauma, where the defect itself will hold the product in place. Our Accell 100 can be molded and packed to fit into the surgical site.

Accell Connexus.  Accell Connexus is similar to Accell 100 but incorporates our reverse phase medium carrier and is designed for use in surgical applications where a graft material that will withstand irrigation without displacement is beneficial. The primary applications for Accell Connexus include the repair of defects resulting from trauma, joint revisions and the repair of bone fractures, in each case where the defect itself will not hold the product in place. A surgeon’s selection of Accell 100 or Accell Connexus is a matter of personal preference and technique.

Accell TBM.  Accell Total Bone Matrix, or Accell TBM, consists of a freeze-dried graft material that comes in a variety of preformed configurations that can be further tailored during an operation to approximate the size and shape of the defect under repair. Accell TBM is typically used in spinal fusion, hip revision and trauma applications.

Traditional Bone Graft Substitute Products

We have been producing bone graft substitutes since 1997. In addition to our Accell based products, we continue to manufacture and commercialize our traditional bone graft substitutes. Our current traditional bone graft substitutes include two DBM products, DynaGraft II and OrthoBlast II, and two synthetic bone graft substitutes, OsSatura BCP and OsSatura TCP.

DynaGraft II.  DynaGraft II is a bone graft substitute composed of DBM in reverse phase medium. DynaGraft II is available both as a putty and as a gel that can be packed and molded into bone defects.

OrthoBlast II.  OrthoBlast II is a bone graft substitute composed of DBM in reverse phase medium. OrthoBlast II also contains bone chips, which increase the products structure and resistance to compression. The product is available both as a putty and a paste and is generally used in applications where more osteoconductivity and volume is desired.

OsSatura BCP and OsSatura TPC.  OsSatura BCP and OsSatura TCP are synthetic bone graft substitutes designed to be similar to human bone in both structure and chemical composition. OsSatura TCP is designed to be absorbed more quickly than OsSatura BCP. Approved as general bone void fillers, surgeon preference dictates where these products will be used.

For a description of the regulatory pathway and clearances applicable to each of our currently marketed products you should refer to the information below the caption “— Government Regulation — United States-Food and Drug Administration Regulation.”

Manufacturing and Product Supply:

Our current manufacturing facilities are located in a 26,000 square foot facility in Irvine, California. We produce virtually all of our products at our Irvine facility. Our quality management system is certified by a European notified body, KEMA, an authorized representative for the International Standards Organization, or ISO, and our operations are accredited by the American Association of Tissue Banks, or AATB, as well as several state AATB agencies. The Irvine facility was audited by the FDA and the AATB in 2004 and by KEMA, in 2006. No major deficiencies were reported as a result of these audits. We are subject to unannounced inspections at this facility by the FDA and California Department of Health Services, or CDHS. We have entered into a lease for new facilities in Irvine, California and have moved the laboratory and production offices. We are in the process of transitioning our administrative offices located in our existing Irvine facility to this new facility. We expect to complete the transition to this new facility in September 2007. The new facility is approximately 44,000 square feet, including 6,800 square feet of a class 10,000 clean room. We believe this facility will provide us sufficient capacity to meet our expected needs for the next three to five years. The FDA, AATB, KEMA and other regulating bodies have been notified of the planned move and may elect to audit the facilities in response to this notification. During the recent audit by KEMA, they indicated they would return for a follow-up audit upon completion of the facility validation activities.

Historically, we also operated manufacturing facilities in Bilthoven, The Netherlands. This facility primarily produced our synthetic bone graft substitutes. We closed this facility in November 2006 as part of a planned shutdown, and are in the process of transitioning the manufacturing to a third party.

Prices of the allograft bone, custom polymer and the other raw materials that we acquire have remained relatively stable. To protect against potential shortfalls in supply we maintain inventory on-hand that is sufficient to meet our expected needs for a minimum of six weeks for finished goods and a minimum of six months for raw material bone powder and formulation raw materials. Additionally, we have identified alternative suppliers for each of these materials and believe we could replace an existing supplier with approximately six months notice. We do not anticipate any significant shortages in tissue or raw materials that might impact our ability to manufacture and supply our products on a timely basis.

We obtain the allograft bone used to make our Accell and traditional DBM products from AATB-accredited tissue banks and have long-term procurement agreements in place with several banks. Our tissue procurement agreements have terms ranging from three to five years and include minimum purchase requirements. We are permitted to terminate a procurement agreement if the tissue bank fails to meet the minimum delivery requirements over a 90-day period. We believe that these agreements will provide us sufficient supply of allograft bone to meet our expected needs.

We recently entered into a supply agreement with a new supplier to purchase the custom polymer used in our reverse phase medium. The terms of the supply agreement are similar to those established for our allograft bone suppliers, with a five-year term and minimum purchase requirements. We have the ability to terminate this agreement if the supplier fails to meet minimum delivery requirements over a 90-day period.

We have several agreements in place for the supply of the raw materials for our synthetic bone graft substitutes, including calcium phosphates and polymers that are generally in wide supply.

The manufacturing of our products requires that we perform critical operations under environmentally controlled conditions. We have processes in place that are designed to carefully control product exposure to the environment to avoid potential product contamination and to maintain compliance with FDA and international regulations and standards. Our tissue procurement agreements provide that all tissue we receive undergoes stringent donor screening and testing prior to release and shipment to us by the tissue bank. Thorough records are maintained for this screening activity and we review all such records as part of our quality assurance program. Additionally, we are focused on maintaining a safe work environment for our employees and on developing products that are safe for our customers. Although several strong acids and buffers are used in the manufacturing processes, special procedures are utilized to neutralize these agents prior to appropriate disposal. Our operations in Irvine are routinely inspected by state and local environmental organizations to assure compliance. We have systems in place to comply with Good Tissue Practices, or GTP, and we believe that we are in substantial compliance with the requirements of GTP.

Sales and Marketing:

We operate in one reportable segment with facilities in Switzerland, The Netherlands and the United States. We market and sell our products primarily in the United States, with additional sales in various international countries including the UK, Italy, Spain, Belgium, Switzerland, South Africa, South Korea, Greece, Turkey, and many countries in the Middle East. Our product sales in the United States and internationally for each of the last three fiscal years are included in Item 4.A. under Geographic Information.

We use three distribution channels to market and sell our products. In the United States, we market and sell our products primarily through a network of approximately 50 independent distributor agents. In international markets we market and sell our products through distributors who buy and stock our products for resale, otherwise known as stocking distributors. Finally, we supply several orthopedic companies with our traditional bone graft substitute products which they resell under their private label. We have entered into non-exclusive private label distribution agreements for our first generation DynaGraft II product with Aesculap Inc. and Alphatec, and with Lifetek/Plus Orthopedics for DynaGraft II and OrthoBlast II. Revenue in the United States, which includes private label, represented 82%, 81% and 80% of our total revenue for the years ended December 31, 2004, 2005 and 2006, respectively.

We sell the majority of our products through our independent distributor agents in the United States, who we support directly with our orthobiologics specialists. The orthobiologics specialists’ primary responsibility is to provide education and training to our agents, physician users and their hospital staff, which we believe enables them to be more effective in selling our products. In addition, we have found our orthobiologics specialists to be helpful in selling to prospective users, as they can provide relevant insight into the benefits of our products over traditional autograft. We began using orthobiologics specialists in 2004, and we intend to add additional orthobiologics specialists in an effort to further drive sales growth and to expand the use of our products into some underserved surgical specialties.

As of December 31, 2006, we employed a Vice President, Sales, five regional sales managers, 12 orthobiologics specialists, an experienced training staff and an administrative support group to manage and train our independent agents. Our training effort is further supported by our Chief Scientific Officer. We expect to continue to increase the size of our sales management team, with a particular focus on orthobiologics specialists. We expect to approximately double the number of orthobiologics specialists by the end of 2007.

We also maintain a presence at industry trade shows such as the annual meetings of the American Academy of Orthopedic Surgeons, or AAOS, and the North American Spine Society, or NASS, and publish advertisements in trade journals to directly reach our target audience of orthopedic surgeons and neurosurgeons.

Our international sales and marketing activities are coordinated out of our office in Lausanne, Switzerland. Our international distributor network consists of stocking distributors, and is serviced and supported by our Director of International Sales, two international sales managers, the international marketing manager and a customer services department. The international team also maintains a presence at important trade shows, such as SOFCOT, the annual meeting of the French orthopedic and traumatology association, EuroSpine and the European Federation of National Associations of Orthopedics and Traumatology, or EFORT. We currently have distribution agreements with 46 stocking distributors internationally, covering 33 countries. We also have at least one private label partner that sells our products internationally.

Seasonal Nature of Business

In the past, we have experienced some seasonality in our product sales, typically during summer months. During this period product sales may remain flat or even decline slightly. We believe this fluctuation is the result of patients choosing not to undergo surgery during the summer holiday period.

Competition:

The medical device industry and the orthobiologics market in particular are intensely competitive, subject to rapid change and significantly affected by new product introductions. We principally compete against procedures in which autograft is used, recombinant BMPs and traditional and synthetic bone graft substitutes. Autograft is considered the standard of care. This procedure is well established among surgeons, has extensive long-term data and has remained relatively unchanged for many years.

Market participants, including our company, have developed various bone graft substitute products as alternatives to, or for use in combination with, autograft in orthopedic procedures. Our primary competitor in the orthobiologics market is Medtronic Sofamor Danek, with its recombinant BMP product, the INFUSE Bone Graft. We also face competition from DePuy Inc., a Johnson & Johnson company, Synthes Inc.,

Musculoskeletal Tissue Foundation, Stryker Corporation, Osteotech, Inc., Regeneration Technologies, Inc., Wright Medical Technology, Inc., Biomet, Inc., Orthovita, Inc. and other small to midsize companies that are active in the orthobiologics market. Many of our competitors enjoy significant competitive advantages over us, including:

•	greater name recognition;

•	further established relationships with healthcare professionals, customers and third-party payers;

•	further established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives;

•	greater experience in conducting research and development, manufacturing, conducting clinical trials, obtaining regulatory approval for products and marketing products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

We anticipate that companies will dedicate significant resources to developing competing products and services because of the size of the orthobiologics market and its growth potential. These products or procedures could prove to be more effective, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and could render our products obsolete.

We believe the principal competitive factors in the market for orthobiologics include:

•	improved patient outcomes, as demonstrated through evidence based clinical studies;

•	predictable and consistent formation of high-quality musculoskeletal tissue;

•	demonstrated or perceived product quality;

•	cost effectiveness;

•	physicians’ acceptance and adoption;

•	ease of use;

•	sales and marketing capability; and

•	patent protection.

Intellectual Property:

Our business depends upon significant know-how and proprietary technology. To protect this know-how and proprietary technology, we rely on intellectual property protections provided by patents, trademarks, trade secrets and confidentiality agreements both in the United States and in selected foreign countries. As of December 31, 2006, we had 22 issued U.S. patents, 4 pending U.S. patent applications, 14 granted European patents and 5 pending European patent applications. Our issued U.S. patents expire between 2014 and 2023, with the key enabling patents that protect the Accell technology expiring in 2023.

We rely on our patent estate to provide us with competitive advantages with respect to existing product lines. For example, we hold patents relating to our entire line of Accell products and to our DynaGraft II and OrthoBlast II products. The duration of patent rights generally is twenty years from the date of filing a priority application. We cannot assure you that any pending patent applications will result in issued patents or that any currently issued patents, or patents which may be issued, will provide us with sufficient protection in the case of an infringement of our technology or that others will not independently develop technology comparable or superior to our technology.

The industry we operate in has been subject to a large number of patent filings and patent infringement litigation. Whether our products infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and may allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof.

On October 27, 2003, we acquired GenSci OrthoBiologics, Inc., or GenSci, from its parent company, GenSci Regeneration Sciences Inc., or GenSci Regeneration. GenSci Regeneration and GenSci, or the GenSci Group, were involved in a patent infringement case involving claims that the DynaGraft Gel and DynaGraft Putty brands infringed patents owned by Osteotech, Inc., or Osteotech. On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of approximately $17.5 million related to DynaGraft. On October 27, 2003, the GenSci Group reached a final settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We assumed this liability as part of our acquisition of GenSci and as of December 31, 2006, $2.0 million remains to be paid.

As part of the settlement, Osteotech agreed that GenSci’s new products — our current DynaGraft II products — did not violate Osteotech’s patents. The agreement was conditioned upon the accuracy of the information provided, and the representations made, by the GenSci Group. As a result, if those representations are inaccurate or incomplete, Osteotech could sue us for patent infringement relating to our DynaGraft II products. The representations of the GenSci Group under the settlement agreement will survive until February 29, 2011.

We also rely on trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with our company. These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with our company must be kept confidential, except in specified circumstances. We cannot assure you that: the individuals subjected to these agreements will not breach them; we would have adequate remedies for any breach; or our trade secrets will not otherwise become known or be independently developed by our competitors.

ISOTIS®, ISOTIS ORTHOBIOLOGICS® and OSSATURA® are our registered trademarks in the United Stated and European Union (Community Trade Marks). ACCELL®, ACCELL CONNEXUS®, DBM100®, ORTHOBLAST® and DYNAGRAFT® are our registered trademarks in the United States. We have applications to register ACCELL PUTTYtm, and ACCELL TBMtm as Trademarks in the United States and under the Madrid Protocol. As long as the trademarks are being commercially used and their registration timely renewed, trademark rights are essentially perpetual.

Research and Development:

We focus our research and development efforts on the continued improvement of our Accell products. This includes efforts to demonstrate that our Accell products consistently perform comparably to autograft, the current standard of care. We also sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that we believe demonstrate the significant benefits of our Accell technology. This is done by testing our Accell products in animals where the graft is used in the same way as it is in clinical applications. We also intend to commence clinical studies to further measure key clinical outcomes that can influence market adoption of our Accell products.

We also focus our research and development efforts on the development of new products and the acquisition of other orthobiologics that may be complementary to our existing product portfolio. Of particular interest are growth factors and collateral technologies that may be clinically useful for the repair and regeneration of soft musculoskeletal tissues, including the spinal disc and articular cartilage. We cannot predict when, if ever, we will develop products based on these technologies.

In the years ended December 31, 2004, 2005 and 2006, we incurred $12.2 million, $6.3 million and $7.7 million, respectively, of research and development expense.

Prospective Clinical Studies:

In 2007, assuming we are able to raise additional capital, we intend to undertake prospective clinical studies designed to evaluate the efficacy and cost effectiveness of our Accell products in various procedures, including spinal fusion, revision arthroplasty and surgical treatment of trauma to lower extremities.

Spinal Fusion

We plan to evaluate the efficacy of our Accell products in single level posterolateral with transforaminal interbody fusion procedures. This is one of the most common spinal fusion procedures performed today. We intend to enroll in excess of 200 patients in this study. This will be a prospective multi-center study with two-thirds of the patients receiving Accell products (test arm) products, compared to one-third of the patients receiving autograft bone harvested from the iliac crest (control arm). We expect to utilize standard assessment techniques, such as radiographic and computed tomography, to assess fusion and other relevant radiographic outcomes. Additional clinical outcome measures, such as quality of life, pain and functionality assessments relevant to spinal surgery will also be analyzed.

Revision Arthroplasty

We also plan to evaluate the efficacy of our Accell products in acetabular reconstruction procedures associated with revision hip arthroplasty. We intend to enroll in excess of 50 patients in this study. The study will be designed to assess the benefit of our Accell products in promoting graft healing and integration of the acetabular prosthesis. We expect to incorporate radiographic assessment of the graft and analysis of other relevant outcomes measures.

Trauma

We also plan to evaluate the efficacy of our Accell products in trauma applications in various lower extremity indications. Healing of trauma in these extremities is often challenged by conditions that are not favorable to bone regeneration, including poor blood flow, underlying pathologies and metabolic disorders. We intend to enroll in excess of 50 patients in this study. We expect to incorporate radiographic and CT assessment of the fusion and analysis of other relevant outcomes measures. We will also evaluate the economic benefit of our products by assessing the potential reduction in surgical and hospital times.

Environmental:

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements, including regulations or requirements regulating orthobiologics in the environment.

Government Regulations:

Our products are marketed on a global basis. The approval and selling of our products are subject to various regulatory and governmental oversight bodies. Depending on the regulatory category of each product, such as human tissue product, biological product, medical device or drug, separate regulations apply.

United States — Food and Drug Administration Regulation

Human Cells, Tissues and Cellular and Tissue-Based Products

Overview.  The United States Food and Drug Administration, or the FDA, has regulations governing human cells, tissues and cellular and tissue-based products, or HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient. Examples include bone, ligament, skin and cornea. The FDA excludes from the definition of an HCT/P the kidney, liver, heart, lung, pancreas or any other vascularized human organ and excludes semen or other reproductive tissues, human milk and bone marrow.

Section 361 of the Public Health Service Act, or PHSA, authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as ‘361’ HCT/Ps are subject to requirements relating to: registering facilities and listing products with FDA; screening and testing for tissue donor eligibility; Good Tissue Practice, or GTP, when processing, storing, labeling, and distribution HCT/Ps, including required labeling information; stringent record keeping; and adverse event reporting. A product regulated solely as a 361 HCT/P is not required to undergo premarket clearance or approval.

The FDA may inspect facilities engaged in manufacturing 361 HCT/Ps and authorize orders of retention, recall, destruction and cessation of manufacturing if the FDA has reasonable grounds to believe that an HCT/P or the facilities where it is manufactured are in violation of applicable regulations. There are also requirements relating to the import of HCT/Ps that allow the FDA to make a decision as to the HCT/Ps admissibility into the United States.

Some HCT/Ps also meet the definition of a biological product, medical device or drug regulated under the Federal Food, Drug and Cosmetic Act, or the FFDC Act. These biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with requirements applicable to biologics, devices or drugs, including premarket clearance or approval.

An HCT/P is eligible for regulation solely as a 361 HCT/P if it is: minimally manipulated; intended for homologous use as determined by labeling and advertising; the manufacture does not involve combination with another article, except for water, crystalloids, or a sterilizing, preserving, or storage agent (not raising new clinical safety concerns for the HCT/P); and it does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function or, if it has such an effect, it is intended for autologous use or allogeneic use in close relatives or for reproductive use. If not all of these requirements are met, then the HCT/P is also subject to applicable biologic, device, or drug regulation under the FFDC Act.

Status of our HCT/P Products.  We market and sell bone graft substitutes that contain human demineralized bone, or DBM. The FDA has determined, in guidance entitled “Jurisdictional Update: Demineralized Bone Matrix,” that products consisting of DBM combined with added carriers to improve handling generally do not meet the criteria for regulation solely as a 361 HCT/P, because the added carriers are not sterilizing, preserving or storage agents. As a result, bone graft substitutes consisting of DBM with added carriers are regulated as both 361 HCT/Ps and as medical devices. All of our currently marketed products are subject to regulation as 361 HCT/Ps and, except as described in the following paragraph, as medical devices. You may find out more information about our approved medical devices below under the caption “— Medical Devices — Status of Our Medical Device Products.”

We began marketing our Accell 100 and Accell TBM products based upon our assessment that they were subject to regulation solely as 361 HCT/Ps under the FDA’s definition, since they did not contain added carriers to improve handling and we believed they otherwise met the definition of an HCT/P. On June 28, 2006, we submitted a 510(k) premarket notification for our Accell family of products. On September 28, 2006, FDA sent us a letter requesting additional information about our Accell products that was needed in order to complete their review of our submission. On October 6, 2006, the FDA wrote to us separately with their conclusion that Accell DBM100, which we now refer to as Accell 100, does not meet the criteria for regulation solely as a 361 HCT/P because the exposure of this product to e-beam irradiation, in their view, constitutes more than minimal manipulation. On October 19, 2006, we received a written determination from the FDA that Accell 100 is not eligible for regulation solely as a 361 HCT/P. On February 7, 2007, IsoTis received a letter from the FDA with additional comments and questions regarding the company’s pending 510(k) application for its Accell products. The letter raised a jurisdictional question as to whether the Accell products should be regulated as a medical device. Moreover, if regulated as a medical device, the letter questioned whether the Accell products were Class II or Class III devices. Although we continued to believe Accell 100 and Accell TBM satisfied the requirements to be regulated solely as a 361 HCT/P, because of the uncertainty surrounding the applicability of the FDA’s definition of a 361 HCT/P, we included the Accell 100 and Accell TBM in our 510(k) submission for the entire Accell family. The Accell family 510(k) also consists of our next generation of Accell products, including a spine indication for Accell Connexus. That 510(k) submission remains pending with the FDA.

On February 14, 2007, we responded to both the October 2006 and February 2007 FDA letters and requested to meet with the FDA to discuss the FDA’s questions. We continue to communicate with the FDA on these matters. Based on these communications, we continue to believe the Accell family of products are Class II medical devices that are subject to the 510(k) clearance process. This belief is consistent with the treatment of other competing products, our prior discussions with the FDA and the 510(k) clearance previously received for Accell Connexus. While we believe that the Accell family products, including Accell 100 and Accell TBM, will be regulated as Class II devices, we cannot assure you that the FDA will not choose to regulate them as Class III products. If the FDA were to determine that these products are Class III medical devices or biologic products, we will be subject to a more costly, lengthy and uncertain approval process that could involve significant additional clinical data or premarket approval. Even if FDA determines that these products are Class II medical devices, there is no assurance that FDA will grant clearance of the company’s pending 510(k) for the Accell family products. With regard to Accell 100 and TBM there is no assurance that the FDA will not require us to stop shipping those products until clearance of the pending 510(k) is obtained. There also is no assurance that FDA will not take compliance measures against one or more of the Accell products before the products receive market clearance, which could include fines, injunctions and recalls of our products.

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

National Organ Transplant Act.  Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act, or NOTA, which prohibits the transfer of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they provide to us for processing. We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses and costs associated with development of tissue processing technologies. NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we may recover in our pricing for our products, thereby negatively impacting our future revenue and profitability. If we were to be found to have violated NOTA’s prohibition on the sale or transfer of human tissue valuable consideration, we would potentially be subject to criminal enforcement sanctions, which could materially and adversely affect our results of operations.

Medical Devices

The medical device products that we market and sell in the United States are regulated by the FDA under the FFDC Act. FDA medical device regulations govern, among other things, the following activities that we perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product storage;

•	premarket clearance or approval;

•	advertising and promotion; and

•	product sales and distribution.

To be commercially distributed in the United States, a medical device, unless specifically exempted, must receive either 510(k) clearance or premarket approval, or PMA, from the FDA prior to marketing pursuant to the FFDC Act. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution. This is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device or a preamendment class III device (in commercial distribution before 28 May 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval.

510(k) Clearance Pathway.  To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k)-cleared device or a preamendment device for which the FDA has not yet called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from three to four months, but it can take longer.

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

PMA Approval Pathway.  A medical device not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. A PMA application must provide extensive preclinical and clinical trial data and information about the device and its components regarding manufacturing, labeling and promotion. As part of the PMA application review, the FDA will inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which includes elaborate testing, control, documentation and other quality assurance procedures. Even after approval of a PMA application, a new PMA application or a supplemental filing to an existing PMA is required in the event of a modification to the device, its labeling or its manufacturing process affecting the safety or efficacy of the device.

Postmarket Requirements.  After a device is cleared or approved for commercial distribution, numerous regulatory requirements apply. These include: the Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices; the FDA’s general prohibition against promoting products for unapproved or ‘off-label’ uses; the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FFDC Act.

Enforcement.  The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled letter or a Warning Letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

Status of our Medical Device Products.  We do not currently market any products that have required the approval of a PMA. The following chart identifies the 510(k) clearances we hold for each of our currently marketed products:

Product Name	Indication

Accell Connexus	For orthopedic applications as filler for gaps or voids that are not intrinsic to the stability of the bony structure. Accell Connexus is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender and as bony void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

Accell Connexus is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects

DynaGraft II	DynaGraft II is cleared for orthopedic applications as a filler for gaps or voids that are not intrinsic to the stability of the bony structure. DynaGraft II is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender (extremities, spine, pelvis) and as bony void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

DynaGraft II is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OrthoBlast II	OrthoBlast II is cleared for orthopedic applications as filler for gaps or voids that are not intrinsic to the stability of the bony structure. OrthoBlast II is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender and as a bone void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

OrthoBlast II is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OsSatura BCP	OsSatura BCP is cleared for orthopedic applications as a filler for gaps or voids that are not intrinsic to the stability of the bony structure. OsSatura BCP is indicated to be packed gently into bony voids or gaps of the skeletal system, i.e., extremities, spine, and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

OsSatura BCP is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OsSatura TCP	OsSatura TCP is cleared for use as bone void filler for voids or gaps that are not intrinsic to the stability of the bony structure. OsSatura TCP is indicated for the treatment of surgically created osseous defects or osseous defects created from traumatic injury to the bone. OsSatura TCP is intended to be gently packed into voids or gaps in the skeletal system, i.e., extremities, spine and pelvis).

We have also submitted a premarket notification seeking 510(k) clearance of our entire Accell family of products, a next generation Accell product, Accell 100, Accell Connexus and Accell TBM, for use as fillers for gaps or voids that are not intrinsic to the stability of the bony structure. We have requested a 510(k) clearance indicating that the products may be packed gently into bony gaps in the skeletal system as bone graft extenders in the spine, extremities and pelvis, or as bone void fillers of the extremities and pelvis.

Although we believe we are in material compliance with FDA requirements, we cannot assure you that the FDA would agree or that we will not be subject to significant enforcement sanctions if the FDA concludes that we have not fully complied and/or are not in full compliance with all requirements. With regard to Accell 100 and TBM, there is no assurance that the FDA will not require us to stop shipping those products until clearance of the pending 510(k) is obtained. There also is no assurance that FDA will not take compliance measures against one or more of the Accell products before the products receive market clearance, which could include fines, injunctions and recalls of our products.

United States — Healthcare Regulation

Fraud and Abuse.  In the United States, federal and state anti-kickback laws generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other healthcare-related business. For example, the federal Anti-Kickback Statute prohibits anyone from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce the referral of patients for, or the purchase, order or recommendation of, healthcare products and services for which payment may be made under a federal healthcare program (including Medicare and Medicaid). The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. The U.S. Department of Health and Human Services, or HHS has issued a series of regulations, known as “safe harbors,” that deem certain arrangements meeting specified requirements to comply with the federal Anti-Kickback Statute. The failure of a transaction or arrangement to meet all requirements of one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of Inspector General.

Some states have anti-kickback laws which establish similar prohibitions, although these state laws may apply regardless of whether federal health care program payment is involved. Anti-kickback laws constrain our sales, marketing and promotional activities by limiting the kinds of financial arrangements we may have with physicians, hospitals and others in a position to purchase, recommend or refer patients for its products. We have entered into consulting arrangements with surgeons who may use or recommend our products. We have executed written agreements with these surgeons which specify the nature of the consulting services and the compensation which the surgeons are paid. We have also instituted the use of Work Activity Reports to document that the agreed upon quarterly payments under the agreements are for work actually completed by the surgeons.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. For example, the federal Civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program (including Medicaid and Medicare). The False Claims Act has been used to assert liability on the basis of inadequate care and improper use of Medicare numbers when detailing the provider of services, in addition to more predictable allegations regarding misrepresentations with respect to nature of the services rendered. In addition, although manufacturers like our company do not typically submit claims to third-party payers, some of these false claims laws can potentially be used by government enforcement officials or private qui tam relators against a manufacturer which provides incorrect coding or billing advice about its products to customers that file claims, or which engages in kickback arrangements with customers that file claims. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

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

Third-Party Reimbursement.  Healthcare providers that purchase medical devices generally rely on third-party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Reimbursement from Medicare, Medicaid and other third-party payers may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as budgetary pressures. Possible reductions in coverage or reimbursement by third-party payers as a result of these changes may affect our customers’ revenue and ability to purchase our products. Any changes in the healthcare regulatory, payment or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenue.

Medicare.  Medicare is a federal healthcare program administered by the Centers for Medicare and Medicaid Services, or CMS. Available to individuals age 65 or over and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover and reimburse, within prescribed limits, items or services furnished to Medicare beneficiaries that are reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary receives healthcare items and services.

A portion of our revenue is derived from our customers who operate inpatient hospital facilities. Items and services provided in the inpatient hospital setting are covered under Medicare Part A. Under Part A, acute care hospitals are generally reimbursed by Medicare for inpatient operating costs based upon prospectively determined rates using a prospective payment system, or PPS. For inpatient stays in acute care hospitals, the prospective payment is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay, using a classification known as diagnosis-related groups, or DRGs. Each DRG has an index-like “relative weight” that represents the average resources required to care for cases grouped in that particular DRG relative to the average resources used to treat cases in all DRGs. The DRG payments are deemed to cover all devices and services that are provided during that stay regardless of the actual costs of such services, with limited exceptions. Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs or for costly new technology meeting certain qualifying criteria. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which the devices are utilized. Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies, including equipment sold by us, that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs.

Another portion of our revenue is derived from our customers who operate outpatient hospital facilities. Outpatient hospital services are covered under Medicare Part B. Under Part B, reimbursement for hospital outpatient costs is based upon prospectively determined rates pursuant to the Outpatient Prospective Payment System, or OPPS. Items and services furnished to a Medicare beneficiary during an outpatient encounter are assigned to ambulatory payment classifications, or APCs, under which procedures are categorized. Hospital claims for payment use billing codes, including Current Procedural Terminology, or CPT, codes. CMS assigns procedures that are comparable, both clinically and in terms of the resources required, to the same clinical APCs. Hospitals paid under OPPS and performing outpatient procedures for Medicare patients are paid the applicable predetermined payment rate for the APC, regardless of the actual cost of the services provided. Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs. Under OPPS, hospitals generally do not receive direct Medicare reimbursement for the specific costs incurred in purchasing medical devices, as payment for devices usually is deemed to be included within the APC-based payments made to hospitals for the services furnished to Medicare-eligible outpatient in which the devices are utilized. Because OPPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing case, hospitals have incentives to lower their outpatient costs by utilizing products, devices and supplies, including equipment sold by us, that will decrease labor or otherwise lower their costs.

In addition to payments to hospitals for inpatient or outpatient procedures using our products, Medicare makes separate payments to physicians for their professional services furnished in performing these procedures under Part B. Physician claims for payment use billing codes, predominantly CPT codes. Payments to physicians for their professional services are determined under the Medicare physician fee schedule. For this fee schedule, CMS assigns relative value units to the various billing codes which are intended to reflect the relative resources expended by the physician in performing the applicable service.

Medicaid.  The Medicaid program is a joint-funded federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. Coverage, method and level of reimbursement vary from state to state and is subject to each state’s budget restraints.

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

Health Insurance Portability and Accountability Act of 1996 and Related Laws.  U.S. Federal and state laws protect the confidentiality of certain health information, in particular individually identifiable health information such as medical records, and restrict the use and disclosure of that protected information. At the federal level, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These rules protect health information by regulating its use and disclosure, including for research purposes. Failure of a HIPAA “covered entity” (such as a hospital or academic medical center) to comply with HIPAA could constitute a violation of federal law, subject to civil and criminal penalties. IsoTis is not directly subject to the HIPAA rules as a “covered entity”; however, and under HIPAA, IsoTis is permitted to obtain information from purchasers under certain conditions, such as when relevant to its responsibilities for overseeing the quality, safety, or effectiveness of the product. Nevertheless, because conduct by a person that may not be prosecuted directly under HIPAA’s criminal provisions could potentially be prosecuted under aiding and abetting or conspiracy laws, we are unable to determine whether our actions could be subject to prosecution in the event of an impermissible disclosure of data to us.

Finally, many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our research and development activities, as well as other aspects of our operations. Moreover, such laws are not necessarily pre-empted by HIPAA and its rules, in particular those state laws that afford greater privacy protection to the individual than HIPAA. Such state health information confidentiality laws typically have their own penalty provisions, which could be applied in the event of an unlawful action regarding health information.

Europe and Rest of the World

Human Tissue Based Products

Currently, our products, including those containing DBM, are not medical devices as defined in the Medical Device Directive (93/42/EC). They are also not medicinal products as defined in Directive 2001/83/EC. Today, regulations, if applicable, are different from one EU member state to the next.

As of April 2006, Directive 2004/23/EC has been enforced relative to setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells. A second tier level of directives was also developed in support of Directive 2004/23/EC. In particular, Directive 2006/17/EC, in force as of November 2006, and Directive 2006/86/EC, to be enforced in September 2007, are both linked to Directive 2004/23/EC. These directives are not aimed at harmonizing free trade among the EU member states and will only have legal consequences when transposed into member state laws and regulations. However, to promote free trade among member states, the European Commission has issued a draft regulation with the title “advanced therapy medicinal products” and it has amended Directive 2001/83/EC and Regulation No 726/2004 on 16 November 2005. This latter regulation is based on the existing EU pharmaceutical framework and the classical pharmaceutical technical requirements, but will be modified to reflect more suitable requirements for human tissue based technology. These requirements are not issued at this moment. The regulation as currently drafted would affect our products, including our Accell-based products. The draft regulation in whole has not yet been accepted by the European Parliament; such acceptance of the regulation in its present form would take approximately two years.

Due to the absence of a harmonized regulatory framework and the proposed regulation for advanced therapy medicinal products in the EU, the approval process may be extensive, lengthy, expensive, and unpredictable.

Medical Devices

In Europe, medical devices have to receive a CE mark and undergo a technical conformity assessment that is conducted by a selected Notified Body to determine whether the manufacturer conforms to the essential requirements of the Medical Device Directive of the EU. Depending on the classification of the product, more onerous controls and testing may be required. Our OsSatura products are Class III CE marked products.

In the rest of the world, our products are regulated by equivalent national regulatory authorities. Outside of the United States and the EU, we are selling our products in Canada, in countries in the Middle East, the Far East and New Zealand and we believe that we are in compliance with applicable regulations.

4.C.	Organizational Structure

Information concerning our organization structure appears in “Item 4.A. History and Development of the Company — Intercorporate Relationships”.

4.D.	Property, Plants and Equipment

We lease a production, laboratory and administrative office facility, comprising of approximately 26,000 square feet in Irvine, California, for the production and distribution of all of our products other than our synthetic bone graft substitutes. The lease on this facility expires in June 2007. We have entered into a lease for new facilities in Irvine and have moved our laboratory and production offices. We are in the process of transitioning our administrative office from our existing Irvine facility to this new facility. We expect to complete the transition to this new facility in September 2007. The new facility is approximately 44,000 square feet, including 6,800 square feet of a class 10,000 clean room. The lease on our new facility will expire in July 2011, with an option to extend for an additional five years.

We lease approximately 4,600 square feet of office facilities in Lausanne, Switzerland which we use primarily for our international sales and marketing efforts. The lease on this facility will expire in August 2009. We also lease approximately 38,900 square feet of office, laboratory and production facilities in Bilthoven, The Netherlands, where we produce our synthetic bone graft substitutes. We discontinued our operations in Bilthoven, The Netherlands, at the end of 2006, although we remain subject to the lease through March 2008. We intend to sublet the facility for the remaining term of the lease.

ITEM 4A. Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in “Risk Factors” and elsewhere in this Form 20-F. We do not have any intention or obligation to update forward-looking statements included in this Form 20-F after the date of this Form 20-F, except as required by law.

Overview

We are an orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. Our current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. Our current commercial business is highlighted by our Accell line of products, which we believe represents the next generation in bone graft substitution. We also sell our traditional bone graft substitute products in the United States and internationally. Our total revenue has increased from $6.2 million in 2003 to $40.7 million in 2006.

We market our Accell and first generation orthobiologic products through three distinct distribution channels: independent distributor agents in the United States, stocking distributors internationally and private label partners in the United States and internationally. Our revenue in each of these three distribution channels was $25.9 million, $9.6 million and $5.2 million, respectively, for the year ended December 31, 2006. We pay our independent distributor agents a commission based on their sales. We sell directly to our stocking distributors and private label partners at negotiated prices. We support our independent distributor agents with orthobiologics specialists that provide education and training to agents, physician users and their hospital staff. We expect to continue to pursue attractive opportunities to distribute our first generation products through private label partners and to increase the penetration of our Accell products in international markets.

We currently manufacture virtually all of our products at our facility in Irvine, California. Manufacturing of our products requires allograft custom mixing agents and other raw materials. Prices for these materials have remained relatively stable over several years and we believe alternate suppliers exist for each of these materials. However, to protect against potential shortfalls in supply, we maintain inventory on-hand of finished goods and raw materials that is sufficient to meet our expected needs for a minimum of six weeks and six months, respectively. We recently entered into a lease for a new facility in Irvine, California and have moved our laboratory and production offices. We are in the process of transitioning our administrative office to the new facility. We expect to complete the transition by September 2007 and believe this facility will be sufficient to meet our expected needs for the next three to five years.

In August 2006, we sold our dental assets to Keystone Dental, Inc., or Keystone. The sale was structured as an asset purchase and license transaction. Under the agreement, Keystone acquired our dental assets and obtained an exclusive right to market and sell our bone graft substitute product portfolio in the field of dentistry. We received an upfront cash payment of $7.4 million. We also entered into a manufacturing and supply agreement for a period of five years. We recorded the net proceeds from the sale of the assets as deferred revenue and will recognize the amount equally over the five year term of the manufacturing and supply agreement.

IsoTis S.A. was originally formed in 1996 as a Swiss entity. In 2003, IsoTis S.A. acquired GenSci OrthoBiologics, Inc., or GenSci, and shifted its focus to orthobiologics. GenSci was subsequently renamed IsoTis OrthoBiologics, Inc., or IsoTis OrthoBiologics. The results of operations of IsoTis OrthoBiologics have been included in IsoTis S.A.’s financial statements from November 1, 2003. In connection with the transaction, IsoTis S.A.’s executive management team and its offices moved from Switzerland to the facility in Irvine, California. IsoTis S.A. continued to maintain international sales and marketing headquarters in Lausanne, Switzerland. Most recently, IsoTis S.A. formed IsoTis, Inc. for the purpose of reorganizing IsoTis S.A. into the United States. The reorganization was effected by means of an exchange offer.

Critical Accounting Policies

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in this Form 20-F. However, certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition, results of operations or cash flows.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection, and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent registered public accounting firm.

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

In prior years, we have received certain government grants, which supported our research efforts in defined research projects. These grants generally provided for reimbursement of approved costs incurred as defined in the underlying grant agreements. Revenue in respect of grants includes contributions towards the costs of research and development. Such revenue is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable. Although grants have provided significant revenue in prior years, we do not expect revenue from grants to be a significant percentage of total revenue in the future. There were no such revenues in 2005 or 2006.

We recognize revenue from royalties when the royalties become fixed and payable and when collection is reasonably assured.

Excess and Obsolete Inventories

We value our inventory at the lower of the actual cost or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to adjust inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand. Our forecasting of product demand may prove to be inaccurate; as such we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of sales at the time of such determination. Our estimates may also be impacted by significant unanticipated decreases in the demand for our products and could have a significant impact on the value of our inventory and our reported operating results.

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

Events or circumstances that would necessitate an impairment review primarily include an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value. We realized an impairment charge to operations of $0.6 million related to property and equipment for the year ended December 31, 2004. In addition, we recognized an impairment charge to operations of $4.1 million related to amortizable intangible assets for the year ended December 31, 2004. These impairment charges were based upon our determination of fair value which, with respect to the property and equipment considered the current market values of similar assets with comparable remaining useful lives and with respect to the intangible assets, was based on discounted estimated cash flows. Our estimates may be impacted by significant unanticipated decreases in the demand for our products or our inability to bring new products to market. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. No impairment charge was recognized on long-lived or intangible assets for the years ended December 31, 2005 or 2006.

Goodwill

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets”, we do not amortize goodwill. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. We recorded goodwill (see Note 3 to our consolidated financial statements) in the fourth quarter of 2003 related to our acquisition of GenSci. As we operate in one reporting unit, on November 30, 2006, we performed the first phase of our impairment test by comparing our net asset value to our market capitalization. The first phase of our impairment test found no potential impairment to goodwill. We also noted that a 10% decrease in our stock price would not have resulted in the need to perform the second phase of the impairment test. We note that a more significant change in the value of our stock price could result in the need to complete the second step of the impairment test and may result in the recognition of an impairment of goodwill.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments”, or SFAS 123(R), which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123(R) supersedes our previous accounting under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107 relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our 2006 fiscal year. Our condensed consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). The adoption of SFAS 123(R) did not have a material impact on the results of operations for the year. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

We estimate the fair value of stock options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected option life. We amortize the fair value of the awards on a straight-line basis. All options grants are amortized over the requisite service period of the awards. Expected volatility is based on historical volatility. The expected life of options granted is calculated using the simplified method based on the terms and conditions of the options as provided in SAB 107. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. The forfeiture rate is based on historical data and we record share-based compensation expense only for those awards that are expected to vest.

Prior to January 1, 2006, we based our risk free interest rate on U.S. Treasury securities in effect at the time of grant. Expected volatility was based on historical volatility of our stock. The expected life of the options was an estimate based on the contractual terms of the options and historical employment behavior.

Stock-based compensation expense recognized in our condensed consolidated statement of operations for 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the accompanying unaudited condensed consolidated statement of operations for the first nine months of fiscal 2006 has been based on awards ultimately expected to vest and reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SFAS 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to our loss position, there were no such tax benefits during the years ended December 31, 2006 and 2005. Prior to the adoption of SFAS 123(R), those benefits would have been reported as operating cash flows had we received any tax benefits related to stock option exercises.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48, an interpretation of FASB Statement 109, “Accounting for Taxes,” prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for us beginning January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that adopting FASB 157 will have on our operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this statement, but does not expect that the adoption of SFAS No. 159 will have a material impact on its consolidated financial statements.

5.A.  Operating Results and Selected Consolidated Financial Data

The selected financial information set out below has been extracted from the consolidated financial statements. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from the audited consolidated financial statements of IsoTis S.A. included elsewhere in this Form 20-F. We derived the statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from the audited consolidated financial statements of IsoTis S.A. not included in this Form 20-F. The historical results are not necessarily indicative of the results that may be expected in the future data. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial

Condition and Results of Operations,” the consolidated financial statements of IsoTis S.A. and accompanying notes which are included elsewhere in this Form 20-F. Effective January 1, 2003 IsoTis S.A. began to present its consolidated financial statements in U.S. dollars. Prior to January 1, 2003 IsoTis S.A.’s reporting currency was the Euro. All prior period financial statements have been recast in U.S. dollars using historical exchange rates.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, except per share data)

Consolidated Statement of Operating Data:
Revenue
Product sales	$1,459	$5,853	$25,269	$32,063	$40,662
Other revenue	1,985	351	171	39	36

Total revenue	3,444	6,204	25,440	32,102	40,698

Operating expenses
Costs of sales	496	4,760	12,254	13,114	15,072
Research and development	8,441	16,594	12,159	6,330	7,743
Marketing and selling	3,114	5,755	13,990	13,140	17,155
General and administrative	5,601	9,675	15,589	9,425	12,819
Impairment of property, plant and equipment and intangible assets	2,280	1,140	4,743	—	—

Total operating expenses	19,932	37,924	58,735	42,009	52,789

Loss from operations	(16,488)	(31,720)	(33,295)	(9,907)	(12,091)
Interest income	1,768	996	461	546	607
Interest expense	(89)	(467)	(319)	(406)	(149)
Foreign exchange (loss) gain	—	(5,372)	(5,978)	9,982	(6,972)
Other income	—	—	1,899	694	127

Net (loss) income before taxes, minority interest and discontinued operations	(14,809)	(36,563)	(37,232)	909	(18,478)
Provision for income taxes	—	—	—	—	—
Minority interest	92	45	—	—	—
Net (loss) income from continuing operations	(14,717)	(36,518)	(37,232)	909	(18,478)
Net loss from discontinued operations	(861)	(698)	—	—	—
Net (loss) income before extraordinary item	(15,578)	(37,216)	(37,232)	909	(18,478)
Extraordinary gain on negative goodwill	340	—	—	—	—

Net (loss) income	$(15,238)	$(37,216)	$(37,232)	$909	$(18,478)

Basic and diluted net (loss) income per share(1)
Continuing operations	$(0.51)	$(0.79)	$(0.54)	$0.01	$(0.26)
Discontinued operations	(0.03)	(0.01)	—	—	—
Extraordinary item	0.01	—	—	—	—

Basic and diluted net (loss) income per share	$(0.53)	$(0.80)	$(0.54)	$0.01	$(0.26)
Weighted average common shares outstanding
Basic	28,727	46,289	69,548	70,464	70,925
Diluted	—	—	—	72,448	—

	At December 31,
	2002	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$85,396	$50,105	$25,540	$15,714	$13,363
Working capital	76,744	46,728	26,211	24,427	19,633
Total assets	97,211	116,123	85,645	68,956	70,562
Long term obligations, less current portion	520	4,115	3,068	2,044	1,697
Stockholders’ equity	$83,013	$93,763	$63,638	$55,960	$45,431

(1)	The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenue

Revenue consists of product sales and other revenue. Product sales revenue includes primarily amounts derived from the sale of our products and also a small portion of recognized deferred revenue associated with the sale of our dental assets in August 2006. Other revenue consists primarily of royalties under various research and development contracts and, historically, also included amounts from government grants.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Total revenue	$32,102	$8,596	27%	$40,698

The increase in total revenue for 2006 was driven by increased product sales in each of our three distribution channels. Sales through our U.S. independent distributor agents increased 15% to $25.9 million in 2006 compared to $22.6 million in 2005. This represented 64% of total revenue in 2006 compared to 70% of total revenue in 2005. We believe the increase in absolute dollars resulted from an expansion of our orthobiologic specialist team from 7 employees as of December 31, 2005 to 12 as of December 31, 2006, and from increased revenue per account in our independent distributor agent network. Sales to our international stocking distributors increased 30% to $9.6 million in 2006 compared to $7.4 million in 2005. This represented 24% of total revenue for 2006 compared to 23% of total revenue for 2005. We believe this increase resulted from improved sales per stocking dealer. Sales to our private label partners increased 160% to $5.2 million in 2006 compared to $2.0 million in 2005. This represented 13% of total revenue in 2006 compared to 6% of total revenue in 2005. We believe this increase was due to the addition of a new private label partner in the third quarter of 2006 and increased sales to certain existing partners. We expect revenue may begin to decrease unless and until we are able to raise additional capital to support our ongoing and planned operations. We expect sales in each of our channels to remain relatively consistent as a percentage of total revenue.

Sales of our Accell product line increased 35% to $20.0 million in 2006 compared to $14.8 million in 2005. This represented 49% of total revenue in 2006 compared to 46% in 2005. We believe this increase resulted from improved surgeon acceptance of our Accell products. Sales of our first generation orthobiologic products increased 17% to $17.7 million in 2006 compared to $15.1 million in 2005. This represented 43% of total revenue in 2006 compared to 47% in December 31, 2005. We believe this increase was primarily due to improved sales to private label partners and to international stocking distributorships. We believe the change in product mix was due to the increase in Accell product sales through our independent distributor agents.

For the year ended December 31, 2006, U.S. independent distributor agents’ sales included $0.9 million related to bone graft substitute product sales in the dental market and $0.5 million of deferred revenue that was recognized as a result of the sale of our dental assets in August 2006, compared to $1.2 million of product sales in the dental market in 2005. We expect to recognize additional deferred revenue of approximately

$0.3 million each quarter until August 2011. Given the sale of our dental assets, we do not expect sales related to dental going forward.

Other revenue for the year ended December 31, 2006 was $36,000, compared to $39,000 for the year ended December 31, 2005.

Cost of Sales

Cost of sales consists primarily of the costs of materials, direct labor and overhead costs associated with the manufacturing of our products.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Cost of sales	$13,114	$1,958	15%	$15,072

The increase in cost of sales was primarily a result of increased product sales. As a percent of total revenue, cost of sales was 37% in 2006, decreasing from 41% in 2005. We believe the decrease in cost of sales as a percentage of total revenue, which we define as cost of sales margin, can be attributed to the increase in product sales, which offset more of our fixed manufacturing costs, and to the realization of reduced raw material costs from our suppliers. The cost of sales margin decreased in spite of a higher percentage of sales through our stocking distributors and private label channels, which traditionally carry a lower cost of sales margin. In general, we expect our cost of sales margin to continue to improve as we continue to manage our fixed manufacturing costs, increase product sales, improve demand forecasting and implement manufacturing efficiencies. However, our cost of sales can be expected to fluctuate in future periods depending upon changes in our product sales mix between our first generation products and our Accell products, prices of our products, relative levels of sales through our three distribution channels, manufacturing yields and levels of production volume.

Research and Development

Research and development expense consists of costs for personnel, supplies, materials and other expenses associated with product research and product development and regulatory and clinical functions, including clinical studies.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Research and development	$6,330	$1,413	22%	$7,743

The increase in research and development expense in 2006 was primarily attributable to increased research and development efforts in support of the future launch of our second generation Accell products. Included in those costs were an increase of $1.0 million of costs associated with the development of and the planning for the initiation of our clinical studies for our second generation Accell products and an increase in salaries and wages of $0.5 million related to the addition of key personnel and merit increases. Research and development expense as a percentage of total revenue was 19% in 2006 compared to 20% in 2005. We expect research and development expense to increase in absolute dollars in the upcoming periods as we continue the development of our second generation of Accell products, commence clinical trials to demonstrate their efficacy and as we evaluate other technologies that may complement our current product portfolio.

Marketing and Selling

Marketing and selling expense consists of costs of marketing and selling personnel, including our orthobiologics specialists, distributor and physician training programs, sales commissions to our independent distributor agents and marketing activities.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Marketing and selling	$13,140	$4,015	31%	$17,155

The increase in marketing and selling expense in 2006 was primarily attributable to an increase of $1.4 million related to marketing specific expenses, including tradeshows and Accell branding efforts, $1.3 million related to increased personnel in our sales management organization in the United States and internationally and $1.1 million in sales commissions to our independent distributor agents due to increased sales in the United States. Marketing and selling expense increased as a percentage of total revenue to 42% in 2006 compared to 41% in 2005. We expect that our marketing and selling expense will continue to increase in absolute dollars, to the extent that additional product sales result in increased product commissions, and increase product branding and marketing costs.

General and Administrative

General and administrative expense consists of personnel costs, professional service fees, expenses related to intellectual property rights, and general corporate expenses.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

General and administrative	$9,425	$3,394	36%	$12,819

The increase in general and administrative expense in 2006 was primarily due to $2.7 million related to costs of the reorganization associated with the exchange offer, $0.3 million related to the increase in audit fees, $0.2 million related to system maintenance fees, $0.4 million related to new facility relocation and expansion, $0.4 million in costs associated with efforts to achieve compliance with Section 404 of the Sarbanes-Oxley Act by the end of 2006, $0.7 million related to increased personnel in management and directors, offset by $1.8 million related to the reversal of a legal claim accrual. General and administrative expense increased as a percentage of total revenue to 31% in 2006 compared to 29% in 2005.

Interest Income

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Interest income	$546	$61	11%	$607

Interest income increased 11% in 2006 compared to 2005, due to a higher weighted average interest rate earned on cash and cash equivalents.

Interest Expense

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Interest expense	$(406)	$257	63%	$(149)

Interest expense decreased by 63% in 2006 compared to 2005. The decrease was due primarily to the decrease in interest recorded on our mortgage facility in the Netherlands, which was paid off during the third quarter of 2005.

Foreign Exchange Gain (loss)

We realize foreign exchange gains or losses as a result of U.S. dollar cash deposits held by our European subsidiaries in The Netherlands and Switzerland and a U.S. dollar denominated intercompany receivable held in our Swiss entity. Our Netherlands entity uses the Euro as its functional currency and Switzerland uses the Swiss Franc as its functional currency. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated intercompany loans, generating currency translation gains or losses that impact our net income (loss) in the respective reporting period. So long as assets denominated in U.S. currency are held by entities that do not use the U.S. dollar as their local currency, we will remain at risk of recording foreign exchange gains or losses.

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Foreign currency gain (loss)	$9,982	$(16,954)	(170)%	$(6,972)

In 2006, we incurred a foreign exchange loss of $7.0 million compared to a foreign exchange gain of $10.0 million in 2005. As of December 31, 2006 and 2005, we had significant assets denominated in U.S. currency held by entities that did not use the U.S. dollar as their local currency. The foreign exchange loss resulted from the strengthening of the Euro against the U.S. dollar during 2006 compared with 2005 when the Euro weakened against the U.S. dollar resulting in a foreign exchange gain. We capitalized our intercompany debt on January 25, 2007, which we believe will result in substantially reduced foreign exchange fluctuations in the future.

Other Income

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Other income	$694	$(567)	(82)%	$127

Other income decreased by 82% in 2006 compared to 2005. During the year ended December 31, 2005, we sold our tissue facility in Heerlen, the Netherlands, and recognized a gain on the sale of $0.4 million.

Net Income (loss)

	Year Ended			Year Ended
	December 31,			December 31,
	2005	+/−	%	2006
	(In thousands)

Net income (loss)	$909	$(19,387)	(2,133)%	$(18,478)

As a result of the factors discussed above, we recorded a net loss in 2006 of $18.5 million as compared to a net income of $0.9 million in 2005.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenue

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Total revenue	$25,440	$6,662	26%	$32,102

The increase in total revenue for 2005 was driven by increased product sales in each of our three distribution channels. Sales through our independent distributor agents increased 12% to $22.6 million in 2005 compared to $20.1 million in 2004. This represented 70% of total revenue in 2005 compared to 79% of total revenue in 2004. We believe this increase resulted from an expansion of our field sales management and intensive product and sales training that we provided to our U.S. independent distributor agents. Sales to our international stocking distributors increased 48% to $7.4 million in 2005 from $5.0 million in 2004. This represented 23% of total revenue in 2005 compared to 20% of total revenue in 2004. Continued acceptance of our product technology and the expansion of our sales management in Europe contributed to the growth. Sales to our private label partners increased 900% to $2.0 million in 2005 compared to $0.2 million in 2004. This represented 6% of total revenue in 2005 compared to 1% of total revenue in 2004.

Sales of our Accell products increased 44% to $14.8 million in 2005 compared to $10.3 million in 2004. This represented 46% of total revenue in 2005 compared to 41% of total revenue in 2004. We believe this increase resulted from improved surgeon acceptance of our Accell products. Sales of our first generation bone graft substitute products increased 12% to $15.1 million in 2005 compared to $13.5 million in 2004. This represented 47% of total revenue in 2005 compared to 53% of total revenue in 2004. We believe this change in product mix was primarily attributable to continued market penetration of our Accell products.

Other revenue in 2005 was $39,000 compared to $0.2 million in 2004. The decrease in other revenue was attributable to the absence of any government grant revenue in 2005 and a decrease in royalty revenue to $39,000 in 2005 compared to $0.1 million in 2004.

Cost of Sales

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Cost of sales	$12,254	$860	7%	$13,114

The increase in cost of sales was primarily a result of increased product sales. Our cost of sales margin was 41% in 2005, decreasing from 48% in 2004. We believe the decrease in cost of sales margin can be attributed to the increase in product sales, which offset more of our fixed manufacturing costs, and to the realization of reduced raw material costs from our suppliers. The cost of sales margin on our sales through our independent distributor agents is lower than the cost of sales margin on sales through our stocking distributors and private label partners.

Research and Development

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Research and development	$12,159	$(5,829)	(48)%	$6,330

Research and development expense decreased 48% in 2005 compared to 2004. As a percentage of total revenue, research and development decreased to 20% in 2005 from 48% in 2004. The decrease in expense was primarily attributable to the refocus of the development group strictly on orthobiologics. This refocus led to a reduction in the overall size of the department, which began in 2004 but is reflected in full in 2005.

Marketing and Selling

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Marketing and selling	$13,990	$(850)	(6)%	$13,140

Marketing and selling expense decreased 6% in 2005 compared to 2004. Sales and marketing expense remained relatively consistent in absolute dollars, but declined as a percentage of total revenue to 41% in 2005 compared to 55% in 2004. Increased sales commissions due to higher sales in 2005 were offset by lower marketing costs. Due to a realignment of efforts, severance and restructuring costs were incurred and are included in the 2004 results.

General and Administrative

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

General and administrative	$15,589	$(6,164)	(40)%	$9,425

General and administrative expense declined by 40% in 2005 compared to 2004 and was 29% of total revenue in 2005 compared to 62% of total revenue in 2004. The decrease in general and administrative expense was primarily due to the consolidation of administrative operations into Irvine during 2005 and the absence of severance and restructuring costs incurred in 2004.

Impairment of Property, Plant and Equipment and Intangible Assets

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Impairment of property, plant and equipment and intangible assets	$4,743	$(4,743)	(100)%	$—

We recorded no impairment charge during 2005 compared to an impairment charge of $4.7 million recorded in 2004. The impairment charge in 2004 primarily related to assets acquired from GenSci, the partial closure of our operations in Bilthoven, The Netherlands and our decision to cease distribution of a particular bone cement product.

Interest Income and Other

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Interest income and other	$2,361	$(1,121)	(47)%	$1,240

Interest income and other declined 47% in 2005 compared to 2004, due to the effects of significantly lower average cash balances and the recording of other income of $1.9 million in 2004, the result of a gain on sale of assets at our Swiss facility and the gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc.

Interest Expense and Other

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Interest income and other	$320	$86	27%	$406

Interest expense increased by 27% in 2005 compared to 2004. The increase was due primarily to $0.2 million of accrued interest on option wage tax claim filed by the Dutch tax authority offset by a decrease in interest recorded on our mortgage facility in The Netherlands of $0.1 million, which was paid off during the third quarter of 2005.

Foreign Exchange (Loss) Gain

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Foreign exchange (loss) gain	$(5,978)	$15,960	267%	$9,982

In 2005, we incurred a foreign exchange gain of $10.0 million compared to a foreign exchange loss of $6.0 million in 2004. As of December 31, 2005 and 2004, we had significant assets denominated in

U.S. currency held by entities that did not use the U.S. dollar as their local currency. The foreign exchange gain resulted from the weakening of the Euro against the U.S. dollar during 2005 compared with 2004, when the Euro strengthened against the U.S. dollar resulting in a foreign exchange loss.

Net (Loss) Income

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(In thousands)

Net (loss) income	$(37,232)	$38,141	102%	$909

As a result of the factors discussed above, we recorded net income for 2005 of $0.9 million as compared to a net loss of $37.2 million in 2004.

Selected Quarterly Financial Information

The following table presents our unaudited quarterly results of operations for each of the four fiscal quarters in the years ended December 31, 2005 and December 31, 2006. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this Form 20-F. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Total revenue	$7,807	$7,535	$8,147	$8,613	$9,814	$10,789	$10,162	$9,933

Operating expenses
Costs of sales	2,951	2,996	3,240	3,927	3,694	3,980	3,631	3,767
Research and development	1,137	1,324	1,739	2,130	1,715	1,894	1,983	2,151
Marketing and selling	3,029	3,022	3,337	3,752	4,313	4,220	4,668	3,954
General and administrative	3,466	2,536	1,913	1,510	2,606	2,861	2,978	4,374

Total operating expenses	10,583	9,878	10,229	11,319	12,328	12,955	13,260	14,246

Loss from operations	(2,776)	(2,343)	(2,082)	(2,706)	(2,514)	(2,166)	(3,098)	(4,313)
Interest income	130	125	131	160	141	137	162	167
Interest expense	(53)	(71)	(32)	(250)	(31)	(25)	(76)	(17)
Foreign exchange gain (loss)	3,138	5,185	302	1,357	(1,402)	(4,107)	941	(2,404)
Other income (loss)	2	229	432	31	3	(7)	146	(15)

Net income (loss)	$441	$3,125	$(1,249)	$(1,408)	$(3,803)	$(6,168)	$(1,925)	$(6,582)

Basic and diluted net income (loss) per share(1)	$0.01	$0.04	$(0.02)	$(0.02)	$(0.05)	$(0.09)	$(0.03)	$(0.09)
Weighted average common shares outstanding
Basic	70,113	70,248	70,681	70,805	70,873	70,940	70,941	70,945
Diluted	71,784	71,850	70,681	70,805	70,873	70,940	70,941	70,945

(1)	The net loss per share amounts are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table summarizes our cash and cash equivalents, cash flows, and restricted cash for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cash and cash equivalents	$25,540	$15,714	$13,363
Net cash flows used in operating activities	(24,265)	(9,259)	(10,174)
Net cash flows provided by investing activities	395	5,047	5,261
Net cash (used in) provided by financing activities	(851)	(5,556)	2,491
Restricted cash	7,636	4,424	2,910

Cash and Cash Equivalents.

We have incurred negative operating cash flows prior to and since the acquisition of GenSci in October 2003, and we have funded our operations primarily from sales of our products, the proceeds received from various sales of stock of the predecessor companies and the sale of our dental assets in August 2006. Additionally, we continue to use our cash and cash equivalents to fund our operations.

Net cash used in operating activities.  Net cash used in operating activities in 2006 consisted of a net loss of $18.5 million, compared to net income of $0.9 million in 2005. Net cash used in operations in 2006 was significantly impacted by foreign exchange loss of $7.0 million, as well as continued operating losses due to heavy investment in our sales distribution, including headcount additions and increased commissions, and ongoing general and administrative and research and development costs. In addition, we increased our investment in inventories to support anticipated sales growth and accounts receivables increased due to increased sales in 2006.

Net cash used in operating activities in 2005 consisted of net income of $0.9 million, compared to net loss of $37.2 million in 2004. Net income in 2005 was significantly impacted by foreign currency gain of $10.0 million, compared to foreign currency loss of $6.0 million in 2004. Inventories and trade receivables decreased in 2005 from 2004 and we had a restructuring provision of $0.7 million in 2005 related to employee severance costs in connection with the closure of our Bilthoven facility.

Net cash provided by investing activities.  Net cash provided by investing activities for the year ended December 31, 2006 was primarily attributable to proceeds on the sale of our dental assets to Keystone Dental of $7.0 million, offset in part by $3.4 million spent to purchase property, plant and equipment. We incurred these expenses mainly in connection with the expansion of product and office facilities to support increased production. Net cash provided by investing activities for the twelve months ended December 31, 2005 was primarily attributable to proceeds on the sale of our tissue engineering facility in Heerlen, The Netherlands in July 2005 of $1.6 million, and the decrease in our restricted cash balance of $2.8 million.

The increase in net cash flows provided by investing activities in 2005 compared to 2004 was primarily attributable to proceeds from the sale of our tissue engineering facility in Heerlen, The Netherlands in 2005 and a change in restricted cash resulting primarily from the structured debt payments to Osteotech in connection with the settlement of litigation with Osteotech relating to intellectual property. The change to net cash flows provided by investing activities in 2004 from net cash flows used in investing activities in 2003 primarily resulted from a gain on the sale of certain assets reflecting a restructuring and headcount reduction in 2004 and a change in restricted cash resulting primarily from the structured debt payments to Osteotech.

Net cash (used in) provided by financing activities.  Net cash provided by financing activities in 2006 was primarily related to $5.1 million of proceeds from interest-bearing loans and $0.1 million of proceeds from stock option exercises offset by $2.7 million of loan and borrowings repayment. Net cash used in financing activities in 2005 was primarily related to repayment of $6.4 million of loan and borrowings, including the payoff of the mortgage on the tissue engineering facility in Heerlen, The Netherlands. These repayment amounts were offset in part by $0.9 million of proceeds from stock option exercises.

The increase in net cash used in financing activities in 2005 was primarily related to repayment of $6.4 million of loan and borrowings, including the payoff of the mortgage on the tissue engineering facility in Heerlen, The Netherlands, as compared to repayment of $1.6 million in loans and borrowings in 2004. Net cash used in financing activities decreased in 2004 as compared to 2003 as a result of lower repayment of loans and borrowings in 2004.

Operating Capital and Capital Expenditure Requirements

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The audit report of the Company’s independent registered public auditors contained in this Annual Report on Form 20-F contains an unqualified opinion with an explanatory paragraph, to the effect that there is substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company will need significant outside financing to meet liquidity needs during 2007.

We have incurred significant losses since inception. Historically, our losses were primarily due to large expenditures on research and development of our products compared with modest sales revenue due to the early stage of commercialization for most of our products, and the costs of restructuring the company after each of its two mergers. Beginning in 2004, our marketing and selling expense and general and administrative expense increased significantly as we increased product sales and began expanding our business. These factors have contributed to a total accumulated deficit of $132.3 million at December 31, 2006. Additionally, we had operating cash flow deficit of $10.2 million for the year ended December 31, 2006. We expect to continue to incur losses for the foreseeable future. As a result, our auditors have raised significant doubts about our ability to continue as a going concern. Our management believes we have sufficient capital to fund operations into the third quarter of 2007. However, we do not have sufficient financial resources to fund operations after that point, and our existing funds may not last that long. We must raise additional capital to continue our operations.

We cannot assure you that we will be able to raise additional funds on reasonable terms, if at all. Additionally, we have already implemented measures to reduce our expenses and preserve cash, including reductions in our work force, postponement of clinical trials, and a reduction in research and development expenses. We may need to engage in further and more drastic cost-cutting measures. As we engage in these cost-cutting measures, we limit our ability to operate the business in a manner that allows us to achieve our business strategy and we expect that our results of operations will be adversely impacted by these actions. If we cannot raise additional capital and implement appropriate cost-cutting measures, we may be unable to continue as a going concern.

In the event that we raise additional funds by issuing equity or debt securities or if we acquire other companies using our common stock as consideration, existing holders of our common stock may be diluted and the new equity or debt securities may have rights, privileges or preferences that are senior to those of existing holders of our common stock. Any of these developments could have a material adverse effect on our business.

Our forecasts for the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this Form 20-F. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development, manufacturing and marketing of medical devices, such as our bone graft substitutes, we are unable to estimate the exact amounts of capital outlays and operating expenditures we will require continuing to grow our business. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	regulatory status of our Accell products;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost of further developing our sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	licensing technologies for future development.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Working Capital

Our working capital decreased to $19.6 million as of December 31, 2006, compared to $24.4 million as of December 31, 2005 and $26.2 million as of December 31, 2004. The decrease in working capital in both 2006 and 2005 as compared to the prior years was primarily the result of decreases in cash and cash equivalents, as discussed above.

We have entered into a non-cancelable commitment related to collaborative agreements as of December 31, 2006 of $0.7 million which is recorded as restricted cash. The whole amount, $0.7 million, is expected to be paid during 2007.

Restricted Cash

We had restricted cash of $2.9 million as of December 31, 2006, compared to $4.4 million as of December 31, 2005. Restricted cash is comprised of cash held in support of guarantees for payment obligations that we have made.

5.C.	Research and Development, Patents and Licenses

The October 27, 2004 acquisition of GenSci increased research and development costs as we combined our active programs with those of GenSci. This was further impacted by the expensing of $800,000 of in-process research and development costs related to the acquisition of GenSci. In 2004, in the context of defining the strategy for our combination with GenSci, our Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. The restructuring programs partially offset the increase in costs caused by the combination of the activities of the two companies.

On May 14, 2004 IsoTis sold its entire share in the drug delivery subsidiary Chienna B.V. This also led to a reduction in the cash-outflow for certain research programs.

During the past three fiscal years we have spent the following amounts on company-sponsored research and development:

	Years Ended December 31
	2004	2005	2006
		(In thousands)

Research and development	$12,159	$6,330	$7,743

5.D.	Trend Information

Please see “Item 5.A. Operating Results” and “Item 4.B. Business Overview” for trend information.

5.E.	Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006 (in thousands).

	Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Interest-Bearing Loans and Borrowings	$5,448	$3,751	$1,697	—	—
Operating Lease Obligations	3,892	1,427	1,488	$977	—
Purchase Obligations	5,210	5,210	—	—	—
Total	14,550	10,388	3,185	977	—

5.G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided pursuant to Items 5.E. and 5.F. above.

ITEM 6.	Directors, Senior Management and Employees

6.A.	Directors and Senior Management

As of April 30, 2007, IsoTis S.A.’s board of directors (the “Board”) consisted of the following members:

					Term
Member	Position	Nationality	Age	Date Elected	Expires

James Trotman	Chairman	Canadian	67	October 27, 2003	2009
Barbara Boyan	Director	American	57	May 19, 2006	2009
Aart Brouwer	Vice-Chairman	Dutch	66	November 20, 2002	2008
Darrell Elliott	Director	South African	60	October 27, 2003	2009
James Hart	Director	American	48	June 23, 2005	2008
Henjo Hielkema	Director	Dutch	62	November 20, 2002	2008
Daniel Kollin	Director	American	65	October 27, 2003	2009
Pieter Wolters	Director	Dutch	42	June 23, 2005	2008

As of April 30, 2007, IsoTis, Inc.’s board of directors (the “IsoTis, Inc. Board”) consisted of the following members:

					Term
Member	Position	Nationality	Age	Date Elected	Expires

James Trotman	Chairman	Canadian	67	November 3, 2006	2007
Barbara Boyan	Director	American	57	November 3, 2006	2009
Aart Brouwer	Director	Dutch	66	November 3, 2006	2009
Darrell Elliott	Director	South African	60	November 3, 2006	2008
David Gill	Director	American	51	November 3, 2006	2009
James Hart	Director	American	48	November 3, 2006	2008
Daniel Kollin	Director	American	65	November 3, 2006	2008
Pieter Wolters	Director	Dutch	42	November 3, 2006	2007

Other activities and functions

James S. Trotman, M.D., Chairman

Dr. James Trotman has served as a director and as Chairman of the board of directors of IsoTis, S.A. since October 2003 and has served as a director and Chairman of the board of directors of IsoTis, Inc. since November 2006. As a founder of GenSci, which was acquired by IsoTis in 2003, he has held various positions since 1992. Dr. Trotman was Chairman and Director of GenSci from 1992 to 2003, he was Chief Executive Officer and President until 1999 and Chief Executive Officer until 2000. Dr. Trotman is Chairman of SMC Ventures and also acts as a private consultant to other unrelated biotechnology companies. He is a member of the National Association of Corporate Directors. Prior to his involvement in the biotechnology sector, Dr. Trotman was a physician, surgeon and medical administrator for over 25 years in Canada.

Barbara Boyan

Barbara Boyan, Ph.D. has served as a director of IsoTis S.A. since May 2006 and as a director of IsoTis, Inc. since November 2006. Dr. Boyan is a professor in the Wallace H. Coulter Department of Biomedical Engineering at Georgia Tech and Emory University in Atlanta, Georgia, where she holds the Price Gilbert, Jr. Chair in Tissue Engineering. She is also an adjunct professor in the Departments of Orthopaedics and Cell Biology at Emory University Medical School as well as the Schools of Biology and Materials Science and Engineering at the Georgia Institute of Technology. Dr. Boyan is a Co-Founder of OsteoBiologics, Inc., which was acquired by Smith & Nephew in July 2006, Biomedical Development Corporation and Orthonics, Inc. She is a member of the Board of Directors of ArthroCare, Inc. Dr. Boyan also chairs the Scientific Advisory Board of IsoTis.

Aart Brouwer, Vice-Chairman

Aart Brouwer has served as a director of IsoTis S.A. since November 2002 and as a director of IsoTis, Inc. since November 2006. Mr. Brouwer served on IsoTis N.V.’s Supervisory Board in May 2002 and was Chairman of the board of directors of IsoTis S.A. from November 2002 until October 2003, at which time he became Vice Chairman of the IsoTis S.A. board of directors. Since November 2005, Mr. Brouwer has been President of Celgene International Sarl. Until 2002, Mr. Brouwer was Vice President of Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer founded BioNetwork, a consultancy firm based in Switzerland.

Darrell Elliott

Darrell Elliott has served as a director of IsoTis S.A. since October 2003 and as a director of IsoTis, Inc. since November 2006. He was previously a Director of GenSci. Mr. Elliott has been the Managing Director and Senior Vice President of MDS Capital Corporation since August 1999, President of MDS Ventures Pacific

Inc. since January 2000 and CEO of British Columbia Medical Innovations Fund since 2004. Mr. Elliott has over 34 years of private equity investing and analogous operating experience in several countries and is a director of a number of unrelated public and private companies as follows: Aderis Inc., Cognetix Inc., Agrisoma Biosciences Inc., Medical Innovations Management Corporation, MDS Ventures Pacific Inc., Isuma Strategies Inc., Calyx Capital Advisers Inc., and Chairman of the Boards of Directors of Neuromed Technologies Inc., Neuromed Pharmaceuticals Corp., Chromos Molecular Systems Inc. and Inex Pharmaceuticals Corp.

James Hart

James Hart has served as a director of IsoTis S.A. since June 2005 and as a director of IsoTis, Inc. since November 2006. Mr. Hart has more than 20 years of experience in the orthopedics industry. He began his career in sales management with Proctor & Gamble Inc. from 1981 through 1982, and continued in sales management positions in Johnson & Johnson’s Patient Care Division from 1983 through 1985. In 1986, he joined Zimmer, Inc. where, during the following 12 years, he held positions of increasing responsibility in the sales and marketing organization. His last position at Zimmer was Vice President Strategic Marketing. From 1998 to 2000, Mr. Hart was President, Chief Operational Officer and Director of Orthopaedic Biosystems Inc. In 2002, Mr. Hart was appointed President, Chief Executive Officer and Director of Opus Medical Inc. Mr. Hart is currently President, Chief Executive Officer and director of Cayenne Medical Inc., an early stage sports medicine company.

Henjo Hielkema

Henjo Hielkema joined the IsoTis N.V. supervisory board in 2000 and became a director of IsoTis S.A. on November 20, 2002. Until 2002 Mr. Hielkema was Vice-Chairman of the Executive Committee of Fortis (one of the largest bank and insurance groups in the Benelux). During his career, Mr. Hielkema has held a number of executive positions at the financial services group Fortis and other financial institutions. Mr. Hielkema currently holds the following positions on boards of other companies: Chairman of the board of Sligro Food Group, N.V., member of the board of V. Wijnen N.V., and member of the supervisory boards of Autoriteit Financiële Markten, Rijksmuseum van Oudheden, World Wildlife Fund, Nijenrode Foundation and Accenture Foundation.

Daniel Kollin

Daniel Kollin has served as a director of IsoTis S.A. since October 2003 and as a director of IsoTis, Inc. since November 2006. Mr. Kollin was previously a Director of GenSci Regeneration. Mr. Kollin is the Managing Director of Biomed Capital Group Ltd., a strategic and business advisory firm, since January 1990, and worked in other areas of the financial industry in the past. Mr. Kollin is also a board member of American BioMedica Corporation.

Pieter Wolters

Pieter Wolters has served as director of IsoTis S.A. since June 23, 2005 and as a director of IsoTis, Inc. since November 2006. Mr. Wolters is the President and Chief Executive Officer of IsoTis, Inc. Mr. Wolters was appointed President and Chief Executive Officer of IsoTis S.A. in July 2004. Prior to becoming its Chief Executive Officer, he was a member of IsoTis S.A.’s executive committee and its Chief Financial Officer from 2002. He was Chief Executive Officer of IsoTis N.V. in 2002 at the time of the merger of IsoTis S.A. and Modex Thérapeutiques S.A. He joined IsoTis N.V. in 1997 as Chief Financial Officer, Mr. Wolters assisted IsoTis N.V. in raising capital in excess of EUR 100 million through private equity rounds and IsoTis N.V.’s EUR 80 million initial public offering in 2000. Prior to joining IsoTis, between 1992 and 1997, he held various corporate finance positions at Rodamco, the public global real estate company of Dutch Robeco Group. He received a law degree from Leiden University, the Netherlands in 1989.

David Gill

David Gill has served as a director of IsoTis, Inc. since November 2006. From July 2005 to November 2006, Mr. Gill was Senior Vice President, Chief Financial Officer and Treasurer of NxStage Medical, Inc., a publicly-traded medical device company. Mr. Gill served as Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical equipment company, from January 2002 to May 2005, before its sale. Previously, Mr. Gill served as Chief Financial Officer and Director from February 2000 to March 2001, and as President, Chief Operating Officer, and Director, of Interland, Inc. from January 2001 to August 2001, a publicly-traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly-traded medical device company. Mr. Gill also serves on the board of directors of LeMaitre Vascular, Inc., and Calypso Medical. Mr. Gill has a B.S. in Accounting from Wake Forest University and an M.B.A. from Emory University and was formerly a certified public accountant.

Senior Management

As of April 30, 2007, our senior management consisted of the following eight members:

Name	Age	Position

Pieter Wolters	42	President, Chief Executive Officer and Director
Robert J. Morocco	38	Chief Financial Officer, Senior Vice President, Secretary and Treasurer
James Abraham	46	Senior Vice President, Sales
Gene B. Reu	44	Senior Vice President, Operations
John F. Kay, Ph.D.	56	Chief Scientific Officer
Kathryn Liljestrand	50	Vice President Marketing
James W. Poser	48	Senior Vice President, Research and Development, Chief Technology Officer
Karon Morell	57	Vice President Regulation and Quality

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

Pieter Wolters, President and Chief Executive Officer

Pieter Wolters was appointed our President and Chief Executive Officer on July 1, 2007. Mr. Wolters is also a director of IsoTis S.A. and a director of IsoTis, Inc. and his bio is set forth above.

Robert J. Morocco, CPA, Chief Financial Officer

Robert J. Morocco is the Chief Financial Officer, Senior Vice President, Secretary and Treasurer of IsoTis, Inc. Mr. Morocco was appointed Chief Financial Officer, Vice President, Secretary and Treasurer of IsoTis S.A. in February 2005. Mr. Morocco was previously the Chief Financial Officer at Opus Medical Inc., a privately held sports medicine company that was acquired by ArthroCare Corporation in 2004. Prior to joining Opus Medical Inc., Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte & Touche LLP and is a certified public accountant.

James Abraham, Senior Vice President Sales

James P. Abraham was appointed Senior Vice President Sales on April 16, 2007. He has a 24 year track record in the orthopaedic industry, and as an executive played a key role in growing sales at Sulzer

Orthopedics from 1991 to 1994, Encore Medical Corp. from 1994 to 1998, Regeneration Technologies, Inc. from 1998 to 2002, and at IsoTis from 2004 to 2006. From early 2006 until joining IsoTis in 2007, Mr. Abraham advised a private equity group on M&A and possible investments in the orthopedics industry. He received a BA from Creighton University, Nebraska.

Gene B. Reu, Senior Vice President of Operations

Gene B. Reu is the Senior Vice President of Operations of IsoTis, Inc. Mr. Reu was appointed Vice President of Operations of IsoTis S.A. in August 2006. From 2004 until his appointment as Vice President of Operations, Mr. Reu served as Vice President & General Manager of Coblation Technologies at ArthroCare, Inc. From 2002 to 2004, Mr. Reu served as Vice President of Operations at Opus Medical, Inc., which was acquired by ArthroCare, Inc. in 2004. From 1998 to 2002, Mr. Reu served as Vice President of R&D and Operations at Cryogen, Inc. Prior to 1998, Mr. Reu held a number of senior development and quality assurance positions in the industry, including at Ethicon, Inc. and Baxter Edwards. Mr. Reu holds B.S. and M.S. degrees in mechanical engineering from the University of Minnesota.

John F. Kay, Ph.D., Chief Scientific Officer

John F. Kay, Ph.D. is the Chief Scientific Officer of IsoTis, Inc. Dr. Kay was appointed Chief Scientific Officer of IsoTis OrthoBiologics Inc., a subsidiary of IsoTis S.A., in October 2003. He was the Vice President of Research and Product Development of GenSci from 2001 to 2003. His current focus is on supporting our expanding sales management organization with technical expertise of its technology. He was the Founder, President and Chief Executive Officer of Bio-Interfaces Inc. from 1987 to 2001 and Co-Founder and Director of Research and Development of Calcitek, Inc. from 1981 to 1987.

Kathryn Liljestrand, Vice President Marketing

Kathryn Liljestrand is the Vice President Marketing of IsoTis, Inc. Ms. Liljestrand was appointed Vice President of Marketing of IsoTis OrthoBiologics, Inc. in September 2005. She has approximately 25 years experience in the medical device industry, including almost 15 years in the orthopedics sector with companies such as Surgical Dynamics, Smith & Nephew plc, Wright Medical Inc., and Sofamor Danek Group Inc. At Surgical Dynamics she was Senior Director of Sales, with responsibility for the $100 million spinal products division. At Smith & Nephew from 2000 until 2005, she was initially responsible for U.S. marketing development of the trauma product line, and for the past three years she held different positions in the Reconstructive Division, most recently as Director of Patient Advocacy.

James W. Poser, Senior Vice President, Research and Development, Chief Technology Officer

Dr. Poser is the Senior Vice President, Research and Development, and Chief Technology Officer of IsoTis, Inc. Dr. Poser was appointed Vice President, Research and Development, and Chief Technology Officer of IsoTis S.A. in July 2006. From 2001 to 2004, Dr. Poser served as Vice President & General of Manager Bone Substitutes at Stryker Orthopaedics. From 1994 to 2001, Dr. Poser was at Orquest, Inc., which was acquired by DuPuy, Inc. At Orquest, a company focused on developing biologically-based implants for orthopaedics and spine surgery, he held the Vice President of R&D position before being promoted to Senior Executive and Chief Scientific Officer in 1999. Prior to that Dr. Poser held different senior clinical and R&D positions in industry, among others at Osteotech, Inc. and Procter & Gamble Inc. Dr. Poser, who is also a member of the IsoTis Scientific Advisory Board, served as a close advisor to IsoTis from 2005 until his appointment as Senior Vice President, Research and Development, Chief Technology Officer and Chief Technology Officer. Dr. Poser holds a B.A. in Biochemistry — Molecular Biology, and a Ph.D. in Chemistry.

Karon Morell, Vice President, Regulation and Quality

Karon Morell is the Vice President, Regulation and Quality. Ms. Morell was appointed Director of Regulation and Quality of IsoTis S.A. in May 2006. In December 2006, she was promoted to Vice President of Regulation and Quality of IsoTis Inc. Before her appointment at IsoTis S.A., Ms. Morell served as Vice

President of Quality and Regulatory Affairs for Medegen MMS Inc. from 2004 to 2006. Ms. Morell served as the US Director of Regulatory and Clinical Affairs & Compliance at Nobel Biocare USA, Inc. From 2001 to 2004. Ms. Morell served as the Vice President of Quality and Regulatory Affairs at Newport Medical Instruments, Inc., a US division of TOKIBO of Japan from 1995 to 2001. Prior to 1995, Ms. Morell held a number of senior management positions and has over 25 years experience in the medical device industry which encompasses various products from implants to electro-mechanical life support systems. Ms. Morell holds a B.A. in Business Management.

We have no management contract between us and companies or individuals not belonging to our group.

6.B.	Compensation

Policies with Respect to Equity Compensation Awards

In 2006, we only made equity awards only in the form of stock option grants available under our 2003/1 Stock Option Plan and 2003/2 Stock Option Plan consistent with the criteria listed above. We grant all equity incentive awards based on the fair market value as of the date of grant. We do not have a policy of granting equity-based awards at other than the fair market value. We may also make grants of equity incentive awards at the discretion of the compensation committee or the board of directors in connection with the hiring of new named executive officers.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation Table.  The following table sets forth summary information concerning certain compensation awarded, paid to, or earned by the executive officers for all services rendered in all capacities to us for the year ended December 31, 2006:

Summary Compensation Table

				Non- Equity
				Incentive Plan	Change in	All Other
Name and		Salary	Option	Compensation	Pension	Compensation	Total
Principal Position	Year	($)(1)	Awards ($)(2)	($)(3)	Value ($)(3)	($)(4)(5)(6)	($)

Pieter Wolters	2006	$315,109	$158,163	$157,555	$57,521	$23,923	$712,271
Chief Executive Officer
Robert J. Morocco	2006	$209,475	$82,502	$62,843	—	$53,129	$407,949
Chief Financial Officer
John F. Kay	2006	$240,525	$6,237	$24,000	—	$24,375	$295,137
Chief Scientific Officer
Alan Donze(7)	2006	$165,627	$85,585	$120,000	—	$33,509	$404,721
Senior Vice President, Sales
Kathryn Liljestrand	2006	$181,344	$23,771	$54,403	—	$45,562	$305,080
Vice President, Marketing
William Franklin(8)	2006	$222,392	$22,544	$—	—	$36,820	$281,756
Former Vice President, Operations
Karon Morell	2006	$95,192	$1,093	$28,558	—	$9,968	$134,811
Vice President of Regulatory Affairs and Quality Assurance

				Non- Equity
				Incentive Plan	Change in	All Other
Name and		Salary	Option	Compensation	Pension	Compensation	Total
Principal Position	Year	($)(1)	Awards ($)(2)	($)(3)	Value ($)(3)	($)(4)(5)(6)	($)

James Poser	2006	$106,154	$43,448	$31,846		$14,641	$196,089
Senior Vice President of Research and Development
Gene Reu	2006	$77,846	$17,485	$23,354		$23,472	$142,157
Senior Vice President of Operations

Note: The named executive officers listed are based on compensation received in 2006. We expect our named executive officers for 2007 to change based solely on certain officers, who were hired during fiscal 2006, being employed for the full fiscal year 2007.

(1)	Includes personal time off paid to Mr. Franklin of $24,123

(2)	Represents the expensed fair value of options determined under SFAS 123(R) for all 2006 grants and SFAS 123 for all options granted prior to January 1, 2006, using assumptions set forth in the footnotes to the consolidated financial statements. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the year ended December 31, 2006. Options pertain to the shares of IsoTis, Inc. pursuant to the exchange offer.

(3)	Represents the aggregate increase in actuarial value under the Pension Plan for Mr. Wolters. Mr. Wolters is the only named executive officer participating in the Pension Plan. (See the narrative for the Pension Benefits Table). The pension is denominated in Euros and, for purposes of this table, has been converted into U.S. dollars using the exchange rate of 1.3195 to 1, the exchange rate as of December 31, 2006.

(4)	Includes all matching contributions made to the 401(k) Plan in the following amounts: Mr. Morocco — $4,966, Mr. Kay — $6,007, Mr. Donze — $947, Ms. Liljestrand — $6,076, Mr. Franklin — $10,493, Ms. Morell $3,462, Mr. Poser $3,409, and Mr. Reu $1,455.

(5)	Includes: (i) commuting cost allowance paid by us to Mr. Morocco in the amount of $24,000; (ii) housing allowance paid by us to Mr. Donze in the amount of $14,000, (iii) living expenses paid by us to Ms. Liljestrand in the amount of $14,000, and (iv) relocation allowance paid to Mr. Reu in the amount of $8,000.

(6)	Includes annual health insurance premium and reimbursements paid by the Company in the following amounts: Mr. Wolters — $16,474, Mr. Morocco — $16,933, Mr. Kay — $11,088, Mr. Donze — $12,656, Ms. Liljestrand — $18,477, Mr. Franklin — $19,208, Ms. Morell — $6,020, Mr. Poser — $7,676, and Mr. Reu — $11,590.

(7)	Mr. Donze was appointed Vice President Sales of the company in February 2006 and his employment with the company terminated in 2007

(8)	Mr. Franklin was appointed Vice President Operations of the company in April 2004 and his employment with the company terminated in 2006.

Grants of Plan-Based Awards.  The following table sets forth information concerning grants of plan-based awards made by us during the year ended December 31, 2006, to each of the executive officers:

Grants of Plan-Based Awards

							All Other
							Option
							Awards:	Exercise or
			Estimated Future Payouts Under				Number of	Base Price
		Grant	Non-Equity Incentive Plan Awards(3)				Securities	of Option
		Date Fair	Threshold	Target	Maximum		Underlying	Awards
Name	Grant Date	Value ($)(1)	($)	($)	($)		Options (#)	($/Sh)(2)

Pieter Wolters			0	$165,000	$165,000
	5/19/2006	$199,370					250,000	13.79
Robert J. Morocco			0	$63,600	$63,600
	5/19/2006	$159,496					200,000	13.79
John F. Kay			0	$72,000	$72,000		0	0
Alan Donze			0	$0	$0	(4)
	2/21/2006	$273,180					300,000	15.13
	5/19/2006	$159,496					200,000	13.79
Kathryn Liljestrand			0	$54,863	$54,863
	5/19/2006	$39,874					50,000	13.79
William Franklin			0	$0	$0		0	0
Karon Morell	10/1/2006	$17,370	0	$52,500	$52,500		25,000	12.23
James Poser	7/17/2006	$375,720	0	$72,000	$72,000		500,000	12.82
Gene Reu	10/1/2006	$277,927	0	$69,000	$69,000		400,000	12.23

(1)	Represents the fair value of options on the date of grant determined under SFAS 123(R), using assumptions set forth in the footnotes to the consolidated financial statements. Options were granted under the 2003/2 Stock Option Plan and vest and become exercisable in equal annual installments over four years. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the year ended December 31, 2006.

(2)	The closing price of our common stock on the grant date, or the weighted average of the trading prices per share on the last five trading days before the grant date, are considered the fair market value of the stock determined under the terms of our 2003/2 option plan. These awards were granted in Swiss Francs and for the purposes of this table, converted into U.S. dollars using the exchange rate at the grant date.

(3)	Calculated based on the annual salary as at December 31, 2006 multiplied by the 2007 bonus rates.

(4)	Mr. Donze was appointed Vice President Sales of the company in February 2006 and his employment with the company terminated in 2007.

Outstanding Equity Awards At Fiscal Year-End

Outstanding Equity Award.  The following table sets forth information concerning the outstanding equity awards of each of the executive officers as of December 31, 2006:

			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying		Option
	Unexercised	Unexercised	Unexercised	Option Exercise	Expiration
Name	Options (#)	Options (#)	Unearned Options (#)	Price ($/Sh)(1)	Date
	Exercisable

Pieter Wolters	231,000	—	0	1.39	12/12/2007
	150,000	50,000	0	0.97	10/27/2009
	56,250	168,750	0	1.68	2/23/2011
	—	250,000	0	1.38	5/19/2016
Robert J. Morocco	37,500	112,500	0	1.28	1/1/2011
	37,500	112,500	0	1.34	7/1/2015
	—	200,000	0	1.38	5/19/2016
John F. Kay	219,960	—	0	0.76	10/27/2009
	2,500	2,500	0	2.07	3/1/2008
	5,000	15,000	0	1.68	2/23/2011
Alan Donze	—	300,000	0	1.51	2/21/2016
	—	200,000	0	1.38	5/19/2016
Kathryn Liljestrand	18,750	56,250	0	1.50	10/1/2011
	—	50,000	0	1.38	5/19/2016
William Franklin	12,500	12,500	0	1.45	7/11/2008
	18,750	56,250	0	1.68	2/23/2011
Karon Morell	—	25,000	0	1.22	10/1/2016
James Poser	—	500,000	0	1.28	7/17/2016
Gene Reu	—	400,000	0	1.22	10/1/2016

(1)	The closing price of our common stock on the grant date, or the weighted average of the trading prices per share on the last five trading days before the grant date, are considered the fair market value of the stock determined under the terms of our 2003/1 and 2003/2 option plans. These awards were granted in Swiss Francs and for the purposes of this table, converted into US dollars using the exchange rate at the grant date.

Option Exercises

Option Exercises.  The named executive officers did not exercise any options during the year ended December 31, 2006.

Pension Benefits

			Present	Payments
		Number of	Value of	During Last
		Years Credited	Accumulated	Fiscal Year
Name	Plan Name	Service(#)	Benefit ($)(1)	($)(1)

Pieter Wolters	JCM Pension Plan	9	$235,119	$44,964
Robert J. Morocco	—	—	—	—
John F. Kay	—	—	—	—
Alan Donze	—	—	—	—
Kathryn Liljestrand	—	—	—	—
William Franklin	—	—	—	—
Karon Morell	—	—	—	—
James Poser	—	—	—	—
Gene Reu	—	—	—	—

(1)	The payments to the pension plan were made in Euros and, for purposes of this table, have been converted into U.S. dollars using the exchange rate of 1.3195 to 1, the exchange rate as of December 31, 2006.

(2)	The pension plan payments include payments toward disability and life insurance.

Compensation of Directors

Directors who are also our employees are not separately compensated for their service as directors. Our non-employee directors received the following aggregate amounts of compensation for the year ended December 31, 2006. All amounts represent amounts paid to such director for service as a director of IsoTis S.A. and/or IsoTis, Inc.:

					Change in
					Pension
					Value and
	Fees				Nonqualified
	Earned or	Stock	Option	Non-Equity	Deferred	All Other
	Paid in	Awards	Awards	Incentive Plan	Compensation	Compensation		Total
Name	Cash ($)	($)	($)(1)	Compensation($)	Earnings	($)		($)

James Trotman	$68,286	$—	$8,122	$—	$—	$11,836	(2)	$88,244
Barbara Boyan	$31,863	$—	$8,122	$—	$—	$30,000	(3)	$69,985
Aart Brouwer	$44,770	$—	$8,122	$—	$—	—		$52,892
Darrell Elliott	$46,426	$—	$8,122	$—	$—	—		$54,548
David Gill	$12,000	$—		$—	$—	—		$12,000
James Hart	$44,812	$—	$13,868	$—	$—	$30,000	(4)	$88,680
Henjo Hielkema	$48,754	$—	$8,122	$—	$—	$—		$56,876
Daniel Kollin	$43,284	$—	$8,122	$—	$—	—		$51,406

(1)	Represents the fair value of options on the date of grant determined under SFAS 123(R) for all 2006 grants and SFAS 123 for all options granted prior to January 1, 2006, using assumptions set forth in the footnotes to the financial statements. Options were granted under the Incentive Award Plan and vest and become exercisable in equal annual installments over four years. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the year ended December 31, 2006. Mr. Trotman, Ms. Boyan, Mr. Brouwer, Mr. Elliott, and Mr. Kollin received 5,000 options on May 18, 2006. The fair value of these grants were $39,784. On July 1, 2005 Mr. Hart received option to purchase 5,000 shares, the fair value of these options were $41,625.

(2)	Health insurance paid on behalf of Dr. Trotman.

(3)	On May 17, 2005, IsoTis OrthoBiologics, Inc. and Barbara Boyan entered into a consulting services agreement, whereby Ms. Boyan agreed to perform eight hours of consulting services per month in support of the company’s bone grafting and soft tissue reconstruction products. In return for such services, IsoTis OrthoBiologics, Inc. agreed to pay Ms. Boyan $2,500 per month, plus an additional $850 per hour worked in excess of eight hours per month. In addition, IsoTis OrthoBiologics, Inc. agreed to reimburse Ms. Boyan for her transportation and travel expenses. The agreement had an initial term of one year, but the parties have continued to operate under the agreement and a renewal is currently in process.

(4)	Represents amounts paid to Mr. Hart pursuant to a consulting agreement that terminated on November 2, 2006.

For 2007, directors of the Company will be compensated for services to IsoTis, Inc. Directors who are also employees of the Company are not separately compensated for their service as directors.

Cash Compensation.  Effective January 1, 2007, non-employee director compensation consists of (i) an annual retainer of $25,000; (ii) a board of directors chair fee of $20,000 (iii) an audit committee chair fee of $20,000; (iv) a compensation committee chair fee of $10,000; (v) a corporate governance chair fee of $10,000; (vi) an audit committee member fee of $5,000 and (vii) board meeting fees of $1,500 per day ($750 for telephonic attendance).

Equity Compensation.  New non-employee directors receive upon initial appointment stock options for 5,000 shares of Common Stock.

Material Terms of Stock Options.  Stock options vest annually over three years. Under certain circumstances, in the case of death or disability of a director, the vesting of unvested stock options may be partially or completely accelerated. The exercise price of stock options is 100% of the fair market value of the Common Stock on the grant date and the stock options must be exercised within 10 years from the grant date.

Employee Benefit Plans

2006 Incentive Award Plan

In November 2006, the IsoTis, Inc. Board adopted and its stockholders approved the 2006 Incentive Award Plan, or the 2006 Plan. The principal purpose of the 2006 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the Code, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards. A total of 200,000 shares of our common stock are reserved for issuance under the 2006 Plan, which may be used for any of the types of awards permitted under the 2006 Plan.

Administration.  The 2006 Plan will be administered by the IsoTis, Inc. Board, unless and until it delegates administration to the compensation committee or other applicable board committee. The IsoTis, Inc. Board, or the applicable board committee if so empowered, has the power to interpret the 2006 Plan and to adopt such rules for the administration, interpretation and application of the 2006 Plan according to its terms. To the extent permitted by applicable law, the board or the applicable board committee may also delegate to one or more members of the board or one or more of the officers the power, among other things, to designate which of the non-officer employees shall receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board or the applicable board committee at the time the delegation to the director(s) or officer(s) is made. Upon and following the completion of this offering, the 2006 Plan will be administered by a committee which is comprised solely of at least two individuals who qualify as “non-employee directors,” as defined in Rule 16-3(b)(3) of the Securities Exchange Act of 1934, as amended, and at least two “outside directors” pursuant to Section l62(m) of the Code.

Grant of Awards.  Certain employees, consultants and directors are eligible to be granted awards under the 2006 Plan. The board, or the applicable board committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	the terms and conditions of such award, consistent with the 2006 Plan.

Limitation on Incentive Stock Option Treatment.  Only our employees may be granted incentive stock options. Even if an option is designated as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of our common stock (as determined as of the date of grant) with respect to all of a holder’s incentive stock options exercisable for the first time during any calendar year exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

Stock Option Exercise Prices.  The IsoTis, Inc. Board, or the applicable board committee if so empowered, shall set the per share exercise price of stock options granted under the 2006 Plan, provided, that the per share option exercise price shall in no case be less than 100% of the fair market value of shares of our common stock on the grant date and, with respect to an incentive stock option granted to any individual who, at the date of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, shall not be less than 110% of the fair market value of shares of our common stock on the grant date.

Expiration of Stock Options.  The term of an option is set by the IsoTis, Inc. Board, or the applicable board committee if so empowered, subject to the following conditions: (1) no option term shall be longer than 10 years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant.

Other Equity Awards.  In addition to stock options, the IsoTis, Inc. Board, or the applicable board committee if so empowered, may also grant to certain employees, consultants and directors stock appreciation rights, shares of restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, deferred stock awards, performance-based awards, or other stock-based awards, with such terms and conditions as the IsoTis, Inc. Board (or the applicable board committee) may, subject to the terms of the 2006 Plan, establish. Such awards may be settled in cash, stock or a combination thereof.

Adjustments of Awards.  If the IsoTis, Inc. Board, or the applicable board committee if so empowered, determines that a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the stock or the share price of the stock affects IsoTis, Inc. common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Plan, then the IsoTis, Inc. Board (or the applicable board committee) may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of IsoTis, Inc. common stock subject to the 2006 Plan;

•	the number of, and kind of, shares of IsoTis, Inc. common stock subject to the outstanding awards;

•	the price per share of IsoTis, Inc. common stock upon exercise of outstanding options; and

•	the financial or other performance targets specified in each option agreement for determining the exercisability of options.

In such a case, the IsoTis, Inc. Board, or the applicable board committee if so empowered, may, subject to the terms of the 2006 Plan, take the following actions:

•	provide for either termination of any award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the holder’s rights or the replacement of an award with other rights or property;

•	provide that an award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•	provide that an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2006 Plan or the applicable award agreement; and

•	provide that the award cannot vest, be exercised or become payable after such an event.

The applicable board committee (or the IsoTis, Inc. Board, in the case of options granted to independent directors) may, in its sole discretion, include such further provisions and limitations in any award agreement as it may deem equitable and in our best interests.

Change in Control.  Except as may otherwise be provided in any written agreement between the participant and us, in the event of a change in control of the IsoTis (as defined in the 2006 Plan) in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the IsoTis, Inc. Board may cause any and all awards outstanding under the 2006 Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, will determine.

Amendment and Termination.  The IsoTis, Inc. Board or the applicable board committee (with board approval) may amend, suspend and terminate the 2006 Plan anytime from time to time. However, we must generally obtain approval of IsoTis, Inc. stockholders: (1) to increase the number of shares available under the 2006 Plan; (2) to grant options with an exercise price that is below the fair market value of shares of IsoTis, Inc. common stock on the grant date; or (3) to extend the exercise period for an option beyond 10 years from the date of grant.

Notwithstanding anything in the 2006 Plan to the contrary, absent approval of IsoTis, Inc. stockholders, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price of such option on the grant date and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price. No termination, amendment, or modification of the 2006 Plan shall adversely affect in any material way any previously granted award without the participant’s prior written consent.

Effective and Expiration Date.  The 2006 Plan will be effective as of the date it is approved by IsoTis, Inc. stockholders. The 2006 Plan will expire on, and no option or other award may be granted pursuant to the 2006 Plan after, the earlier of the tenth anniversary of (i) the date it is approved by IsoTis, Inc. stockholders or (ii) the date it is approved by the IsoTis, Inc. Board. Any awards that are outstanding on the tenth anniversary of the date the 2006 Plan is approved by IsoTis, Inc. stockholders shall remain in force according to the terms of the 2006 Plan and the applicable award agreement.

Section 162(m) of the Code.  Under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent certain executive officers individually receive total compensation (including, but not limited to, such individual’s base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) exceeding $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, the deduction limit under Section 162(m) does not apply to certain “performance-based” compensation. In general, compensation is considered “performance-based” if it is paid based upon the attainment of objective financial performance goals established by an independent compensation committee pursuant to business criteria disclosed to, and approved by, the stockholders of the corporation. In addition, stock options and stock appreciation rights will satisfy the “performance-based” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period of time and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price is greater than or equal to the fair market value of the stock subject to the award on the grant date). The 2006 Plan is structured in a manner that is intended to provide the committee with the ability to provide awards that satisfy the requirements for “performance-based”

compensation under Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. In addition, to the extent that the plan was adequately disclosed in the Form 20-F for this offering, the regulations under Section 162(m) set forth a transitional rule generally providing that the deduction limit does not apply to any compensation plan that existed before the corporation became publicly held. The transitional rule may be relied on for grants made under the 2006 Plan prior to the earliest of:

•	the expiration of the plan;

•	the material modification of the plan;

•	the issuance of all stock and other compensation that has been allocated under the plan; or

•	the first meeting of IsoTis, Inc. stockholders at which directors are to be elected that occurs after the close of the third calendar year following 2006, which was the calendar year in which our initial public offering occurred.

We have filed with the SEC a registration statement on Form S-8 covering the shares of IsoTis, Inc. common stock issuable under the 2006 Plan.

IsoTis S.A. Stock Option Plans

In connection with the business combination in 2002 with Modex, we terminated our existing stock option plan and cancelled all previously outstanding options. We adopted a new stock option plan (the “2003/0 Plan”) for grants to consultants and former Isotis N.V. employees and board members.

We have a stock option plan (the “2003/1 Plan”) for employees and board members outside of North America. We also have a stock option plan (the “2003/2 Plan”) for North American employees. The 2003/0 Plan, 2003/1 Plan and 2003/2 Plan are referred to as the “Plans”.

Options under the Plans are granted in Swiss Francs (CHF) and vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically range from vesting immediately to vesting over a period of four years. Certain options issued under the 2003/0 Plan and 2003/1 Plan are subject to profit-retribution provisions. Such provisions entitle us to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of any profits to be remitted to us decreases ratably over a period of three years. Options generally expire over a period of 4 to 10 years, or upon earlier termination of employment.

Termination Contracts

On September 15, 2005, the Company and Mr. Abraham entered into a termination agreement effective December 31, 2005. Twenty-five percent of Mr. Abraham’s 100,000 granted options were vested as of November 1, 2005, and remained exercisable for a period of 90 days following his last day of employment, and the remaining options were forfeited. His bonus was paid in the first quarter of 2006. Mr. Abraham was rehired by IsoTis, Inc. on April 16, 2007 as our Senior Vice President of Sales.

On March 17, 2005, the Company and James Hogan, formerly the Company’s President International, entered into a termination agreement effective 31 March 2005. In April 2005, the Company paid Mr. Hogan the total amount of CHF 210,592 (USD 178,582) comprising remuneration of CHF 180,592 (USD 153,142) and severance of CHF 30,000 (USD 25,440) in consideration of termination of his employment agreement. The Company also paid CHF 10,000 (USD 8,450) in order to transfer Mr. Hogan’s leased car to his new employer. Mr. Hogan was entitled to exercise, until March 31, 2006, all options vested as of March 31, 2005. These payments were paid and were payable in 2005.

On May 26, 2006, IsoTis OrthoBiologics, Inc. and William Franklin entered into a separation and general release agreement whereby Mr. Franklin’s employment as Vice President of Operations was terminated effective December 31, 2006. Under the agreement, Mr. Franklin is entitled to his annual base compensation of USD 187,850 and receives benefits in accordance with the company’s benefit plans through December 31, 2006. In addition, if Mr. Franklin remains employed by IsoTis OrthoBiologics, Inc. through December 31, 2006 and duly executes a release pursuant to the agreement, he will be entitled to (i) a bonus payment for 2006, payable no later than March 15, 2007, in the amount of 25% of his base compensation, based on his achievement of certain corporate, division and individual results as defined by the company’s senior management team and board of directors and (ii) 50% of his severance amount, which equals six times his highest monthly base compensation and 0.25 times the average annual bonus he received during the 24 months preceding December 31, 2006. The severance amount would be payable within ten business days after the company received Mr. Franklin’s executed release. As part of Mr. Franklin’s severance package, IsoTis OrthoBiologics, Inc. also agreed to reimburse certain COBRA premiums until the earlier of the date Mr. Franklin became eligible for health care benefits from another employer or 18 months from December 31, 2006.

On March 20, 2007, IsoTis, Inc. entered into a separation and general release agreement with Alan Donze, our Senior Vice President of Sales. Pursuant to the terms of the Separation Agreement, effective April 5, 2007, Mr. Donze resigned from his position as Senior Vice President of Sales and his employment agreement terminated. Upon termination, in lieu of any further compensation, benefits or severance due under his employment agreement, Mr. Donze will retain the personal computer provided to him as part of his initial appointment and we will pay Mr. Donze the 2006 bonus, in the amount of $120,000, that he would have received on June 1, 2007 had he remained employed through that date. In exchange, Mr. Donze has executed a general release in favor of the Company.

Employment Agreements

On January 31, 2007, IsoTis, Inc. entered into new employment agreements with our executive officers.

Base Salary, Bonus and Benefits

The employment agreements provide for a base salary and a bonus calculated as a percentage of the salary. Each of the employees listed below are at-will employees. The actual bonus amount is determined pursuant to our annual incentive bonus program and is contingent upon the achievement of pre-established performance goals. Each executive is also entitled to standard health and medical benefits, pension benefits and a monthly car allowance of $500. Additionally, we shall continue to pay for certain continuations and additions to the custom pension and disability policies for Mr. Wolters for 2007. The table below sets forth the base salary and maximum bonus payable to the officers under their respective employment agreement:

		Base Salary		Maximum Bonus
Executive Officer	Principal Position	($)		for 2007

Pieter Wolters	President and Chief Executive Officer	$330,000		50%	(1)
Robert J. Morocco	Senior Vice-President, Chief Financial Officer	212,000		30%	(1)
James Abraham(4)	Senior Vice President of Sales	200,000		$120,000	(2)
John F. Kay	Chief Scientific Officer	240,000	(3)	30%	(1)
Kathryn Liljestrand	Vice President of Marketing	182,875		30%	(1)
Karon Morell	Vice President of Regulatory Affairs and Quality Assurance	175,000		30%	(1)
Jim Poser	Senior Vice President of Research and Development	240,000		30%	(1)
Gene Reu	Senior Vice President of Operations	230,000		30%	(1)

(1)	The bonus amount is calculated as a percent of the employee’s base salary and ranges from a minimum of 0% up to the above-stated maximum for 2007. For subsequent years, the maximum bonus will be given in accordance with our bonus program for such year.

(2)	For 2007, $90,000 of Mr. Abraham’s bonus is determined by objectives set forth in accordance with our bonus program, while the remaining $30,000 is determined in the sole discretion of the President and Chief Executive Officer. Both amounts are shown at the prorated amounts considering Mr. Abraham commenced his employment during 2007. For subsequent years, the maximum bonus will be given in accordance with our bonus program for such year.

(3)	Dr. Kay’s base salary will increase to $250,000 beginning April 1, 2007.

(4)	Mr. Abraham was hired on April 11, 2007.

Severance and Change of Control Payments

The employment agreements provide for severance payments in the event the executive’s employment is terminated due to disability, by us without cause or by the executive for good reason. The maximum severance amount for each officer is determined in the following manner:

•	Pieter Wolters — the sum of 24 times Mr. Wolter’s highest monthly base, plus 1.0 times his average annual bonus;

•	Messrs. Morocco, Abraham, Reu and Dr. Poser — the sum of 18 times their respective highest monthly base salary plus 0.75 times their average annual bonus; and

•	Dr. Kay, Ms. Morell and Ms. Liljestrand — the sum of 12 times their respective highest monthly base salary plus 0.5 times their average annual bonus.

If we terminate the executive without cause or the executive terminates employment for good reason following a change of control, the executive is entitled to the maximum severance amount. If the executive is terminated due to disability or terminates employment for good reason, but not in connection with a change of control, the executive is entitled to a portion of the maximum severance amount depending on the executive’s period of service at the time of the termination. If the termination occurs after five years of service, the executive is entitled to 100% of the maximum severance amount. Additionally, a portion of the executive’s unvested options and restricted stock vest at severance depending on the executive’s period of service at the time of termination. If the termination occurs after five years of service, 100% of the executive’s unvested options and restricted stock will vest upon termination. Upon a change of control 100% of the unvested options and restricted stock will vest.

Finally, each executive is entitled to a single cash payment equal to 18 times the difference between the monthly COBRA premium for the executive and the executive’s monthly contribution toward that premium.

Amendments to Employment Agreements

On February 22, 2007, we amended our employment agreements with our executive officers.

The amended employment agreements provide for the payment of a reduced monthly salary (the “Reduced Salary”) to each executive from February 17, 2007 through May 31, 2007. On June 1, 2007, each officer will receive a single lump sum payment (the “June 1 Payment”) representing the difference between their Base Salary and Reduced Salary for the period between February 17, 2007 and May 31, 2007. In addition, the amended agreements provide that in lieu of receiving a bonus under the IsoTis OrthoBiologics Incentive Plan Document 2006 no later than March 15, 2007, each executive will receive his or her 2006 bonus payment on June 1, 2007 (the “Bonus Payment”). The Bonus Payment will be made in addition to the

June 1 Payment. The table below sets forth the amended salaries and bonus payments to the executives under their respective employment agreements:

	Monthly Base		Reduced Monthly
	Compensation		Base Compensation		June 1 Payment	2006 Bonus
Executive Officers			2/17-5/31/2007		(1)

Pieter Wolters(2)	$27,500		$17,875		$33,317	$157,555
Robert J. Morocco(2)	$17,667		$13,250		$15,288	$62,843
Alan Donze(2)	$16,667		$12,500		$14,423	$120,000
John F. Kay(2)	$20,000	(3)	$15,000	(4)	$17,740	$24,000
K Kathryn Liljestrand(2)	$15,240		$12,954		$7,912	$54,403
Karon Morell	$14,583		$10,937		$12,620	$28,558
James Poser	$20,000		$15,000		$17,308	$31,846
Gene Reu	$19,167		$14,375		$16,587	$23,354

(1)	In the event of a Change of Control, the June 1 Payment shall be paid as of the date of the Change of Control.

(2)	This individual is one of our named executive officer as determined by reference to our Form S-1, filed on January 29, 2007.

(3)	Dr. Kay’s monthly base salary will increase to $20,833 beginning April 1, 2007.

(4)	Dr. Kay shall be paid the monthly sum of $15,000 from February 17, 2007 through March 31, 2007. From April 1, 2007 through May 31, 2007, Mr. Kay shall receive the reduced monthly rate of $15,625.

The amended employment agreements reduce the June 1 Payment in the event that the executive’s employment is terminated prior to the payment of the June 1 Payment due to disability, by us without cause or by the executive for good reason. In the event the executive’s employment is terminated for one of the aforementioned reasons, the portion of the June 1 Payment that is payable by us is determined by multiplying the June 1 Payment by a fraction the numerator of which is the number of days the executive was employed by us during the period from February 17, 2007 through May 31, 2007 and the denominator of which is 104, the total number of days between February 17, 2007 and May 31, 2007. Further, in the event the executive’s employment is terminated for one of the abovementioned reasons prior to the payment of the Bonus Payment, the executive will nonetheless be entitled to the full Bonus Payment.

Summary of Payments

The following table summarizes the estimated payments payable to each executive upon (1) a termination for disability or with good reason, (2) termination by us without cause or termination by the employee with good reason following a change of control and (3) a change of control with no accompanying termination. These numbers are subject to change as specified in the employment agreements. Employment agreements provide for immediate acceleration of vesting of any unvested employee stock options held by these executives under the two sets of conditions.

			Termination for Disability or
	Termination Following a		For Good Reason Without
	Change of Control		a Change of Control
	Cash Severance		Cash Severance
Name and Principal Position	Amount(1)	Other Benefits(2)	Amount(3)	Other Benefits(2)

Pieter Wolters	$796,276	$27,803	$796,276	$27,803
President and Chief Executive Officer
Robert J. Morocco	358,657	27,803	107,597	27,803
Senior Vice-President, Chief Financial Officer
John F. Kay	252,000	18,025	176,400	18,025
Chief Scientific Officer
James Abraham	390,000	27,803	—	27,803
Senior Vice President, Sales
Kathryn Liljestrand	210,077	25,875	63,023	25,875
Vice President, Marketing
Karon Morell	189,279	18,087	37,856	18,087
Vice President of Regulatory Affairs and Quality Assurance
James Poser	383,885	27,803	76,777	27,803
Senior Vice President of Research and Development
Gene Reu	362,515	27,803	72,503	27,803
Senior Vice President of Operations

(1)	The maximum cash severance payment for Mr. Wolters is calculated by taking the sum of (i) 24 times Mr. Wolter’s highest monthly base salary amount as of December 31, 2006, plus (ii) 1.0 times his average annual bonus; the maximum cash severance payment for Messrs. Morocco, Reu , Abraham and Dr. Poser, is calculated by taking the sum of (i) 18 times their respective highest monthly base salary plus (ii) 0.75 times their average annual bonus; the maximum cash severance payment for Dr. Kay, Ms. Morrell and Ms. Liljestrand is calculated by taking the sum of (i) 12 times their respective highest monthly base salary plus (ii) 0.5 times their average annual bonus.

(2)	Represents equal to 18 times the difference between the monthly COBRA premium for the executive and the executive’s monthly contribution toward that premium.

(3)	Represents each executive’s maximum cash severance amount, calculated pursuant to note 1 above, multiplied by 100%, 30%, 70% and 30% for each of Mr. Wolters, Mr. Morocco, Dr. Kay, and Ms. Liljestrand, respectively, and 20% for each of Ms. Morrell, Dr. Poser and Mr. Reu.

In the event of either change in control or termination for disability or for good reason without a change of control, full vesting acceleration of all outstanding unvested stock options held by listed executives would occur. Calculated as of the latest practicable date, April 30, 2007, and assuming a price per share of $7.35, (the closing price on the Nasdaq Global Market) such acceleration would represent no additional compensation to the executives, as all exercise prices for unvested options are below the market price per share.

6.C.	Board Practices

Elections and terms of office

According to our Articles of Association (the “Articles”) the general meeting of our shareholders (the “General Meeting of Shareholders”) elects each individual member of the Board for three years. The date of the first election and the remaining term of office for each member of the Board are disclosed under “Item 6.A. Directors and Senior Management” above. Director agreements do not provide members of the Board with any benefits upon termination of their term of office.

Board organization

The organization of the Board is regulated by our Organizational Rules, or ORs, which were entered into force on December 19, 1997 and were amended in 2002, 2003, 2004, 2005 and 2006. Our ORs comply with article 716b of the Swiss Code of Obligations, or “CO”, and Article 22 of the Articles.

The Board meets as often as required by its business, but at least four times a year. During 2006, the Board met six times.

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

The Board has three sub-committees:

Audit Committee

As of December 31, 2006, our audit committee was comprised of the following members:

Henjo Hielkema — Chairman
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

The audit committee meets at least twice per year, once with the external auditors exclusively. In 2006, the audit committee met two times.

The audit committee charter is posted on our corporate website at www.isotis.com under “investors” — “corporate governance”— “IsoTis SA”.

Compensation Committee

As of December 31, 2006, our compensation committee was comprised of the following members:

Aart Brouwer
James Hart

The compensation committee assists the Board in reviewing and approving our compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business.

The compensation committee meets at least twice per year. In 2006, the compensation committee met three times.

The compensation committee charter is posted on our corporate website at www.isotis.com under “investors” — “corporate governanc”— “IsoTis SA”.

Corporate Governance Committee

As of December 31, 2006, our corporate governance committee was comprised of the following members:

Darrell Elliott — Chairman
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

The corporate governance committee meets at least once per year. In 2006, the corporate governance committee met once.

The corporate governance committee charter is posted on our corporate website at www.isotis.com under “investors” — “corporate governance”— “IsoTis SA”.

6.D.	Employees

The following table indicates the approximate number of employees by location at the end of the past three financial years:

	Total	United States	The Netherlands	Switzerland

2006	156	143	3	10
2005	139	119	9	11
2004	130	103	12	15

6.E.	Share Ownership

Share and option ownership

As of March 15, 2007, the six non-executive members of the Board owned 7,226 of IsoTis, Inc.’s outstanding shares and the members of our senior management owned 13,803 of IsoTis, Inc.’s outstanding shares. As of December 31, 2006, we had 70,946,612 shares of IsoTis S.A. common stock outstanding.

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

In connection with the acquisition of GenSci in 2003, we established a share option plan for North American employees based on conditional capital (the “2003-2 Plan”). The 2003-0 Plan, 2003-1 Plan and the 2003-2 Plan are referred to as the “Plans”. The Plans have been amended and assumed by IsoTis, Inc. For a description of the Plans, and the amendments thereto, please refer to “Item 6.B. Compensation — Employee Benefit Plans.”

The shares and options held by the executive and non-executive members of the Board and by senior management, as well as the parties closely linked to such persons as at April 30, 2007 are disclosed below. As of April 30, 2007, all of our directors and members of our senior management had direct or indirect beneficial ownership of less than 3% of IsoTis S.A. outstanding shares. All share ownership by our directors and members of our senior management is in shares of IsoTis, Inc. common stock following the February 14, 2007 exchange offer, and accordingly, numbers of shares and options, and the exercise price, are shown below after giving effect to the ratio of one common share of IsoTis, Inc. for each ten shares of IsoTis S.A. acquired.

			Exercise	Expiration
	Shares(1)	Options	Price ($)	Date

Non-executive members of the Board
James Trotman	4,446	32,847	7.60	10/27/2009
		5,000	13.79	05/19/2016
Aart Brouwer	—	4,200	13.94	12/12/2007
		5,000	22.96	10/10/2008
		5,000	13.79	05/19/2006
Darrell Elliott	—	5,000	13.79	05/19/2006
James Hart	2,500	5,000	13.41	07/01/2015
Henjo Hielkema	280	5,000	13.79	05/19/2016
Daniel Kollin	—	2,444	7.60	10/27/2009
		5,000	13.79	05/19/2016
Barbara Boyan	—	5,000	13.79	05/19/2016
David Gill	—	—	—
Executive members of the Board and senior management
Pieter Wolters	9,623	23,100	13.94	12/12/2007
		20,000	9.73	10/27/2009
		22,500	16.75	02/23/2011
		25,000	13.79	05/19/2016
Robert Morocco		15,000	12.79	01/01/2011
	—	15,000	13.41	07/01/2015
		20,000	13.79	05/19/2016
Alan Donze	—	30,000	15.13	02/21/2016
		20,000	13.79	05/19/2016
James P. Abraham	—	11,500	6.81	04/25/2017
John Kay	4,180	21,996	7.60	10/27/2009
		500	20.70	03/01/2008
		2,000	16.75	02/23/2011
Kathryn Liljestrand	—	7,500	14.97	10/01/2011
		5,000	13.79	05/19/2016
Karon Morell	—	2,500	11.79	10/01/2016
		5,000	11.81	01/01/2017
James Poser	—	50,000	12.34	07/17/2016
Gene Reu	—	40,000	11.79	10/01/2016
Total number	21,029	419,587

Summaries of stock option activity for our stock option plans and information about our stock options outstanding are included in note 9 to our consolidated financial statements.

ITEM 7.	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders

As of February 14, 2007, pursuant to the exchange offer, IsoTis, Inc. holds 64,180,460 shares of IsoTis S.A. common shares, which is 90.5% of the issued and outstanding IsoTis S.A. common shares. IsoTis, Inc. will effect a merger of IsoTis S.A. into a newly formed Swiss corporation, which is a wholly owned subsidiary of IsoTis, Inc., in order to obtain 100% ownership interest of IsoTis S.A. IsoTis, Inc. does not have different voting rights than any other holder of IsoTis S.A. common shares.

Based on the records of our Swiss share register, as of April 30, 2007, there were 402 Swiss resident stockholders, who collectively held 1,558,655 shares or approximately 2.2% of our issued and outstanding common shares.

7.B.	Related Party Transactions

The following related party transactions have occurred since January 1, 2006:

On July 1, 2005, IsoTis OrthoBiologics, Inc. entered into a consulting agreement with Mr. James Hart whereby he shall provide advice to senior management related to our U.S. operations and strategic development in the U.S. orthopedic market for a three year term unless terminated earlier by mutual agreement. In consideration for his services, Mr. Hart shall be compensated $2,500 per month and be reimbursed for reasonable expenses incurred while providing services under the agreement. The consulting agreement was terminated on November 2, 2006.

On May 17, 2005, IsoTis OrthoBiologics, Inc. and Barbara Boyan entered into a consulting services agreement, whereby Ms. Boyan agreed to perform eight hours of consulting services per month in support of the company’s bone grafting and soft tissue reconstruction products. In return for such services, IsoTis OrthoBiologics, Inc. agreed to pay Ms. Boyan $2,500 per month, plus an additional $850 per hour worked in excess of eight hours per month. In addition, IsoTis OrthoBiologics, Inc. agreed to reimburse Ms. Boyan for her transportation and travel expenses. The agreement had an initial term of one year, but the parties have continued to operate under the agreement and a renewal is currently in process.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

8.A.	Consolidated Statements and Other Financial Information

Financial Statements

Please refer to “Item 18. Financial Statements” and pages F-1 through F-21 of our annual financial statements and “Item 4.A. History and Development of the Company — Geographic Information.

Legal Proceedings

From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We are the plaintiff or defendant in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount for which we have reserved as shown in the Consolidated Balance Sheets under Accrued Liabilities. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position, results of operations or cash flows.

On October 27, 2003, we acquired GenSci OrthoBiologics, Inc. (“GenSci”) from its parent company, GenSci Regeneration Sciences Inc. (“GenSci Regeneration”). GenSci Regeneration and GenSci (the “GenSci Group”) were involved in a patent infringement case involving claims that the DynaGraft® Gel and DynaGraft® Putty brands infringe patents owned by Osteotech, Inc. (“Osteotech”). On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of $17,533,634 related to DynaGraft®. On October 27, 2003, the GenSci Group reached a final settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We have assumed this liability as part of the acquisition of GenSci and as of December 31, 2006, $2.0 million remains to be paid.

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

On November 24, 2004, the Dutch tax authorities issued an additional wage withholding tax assessment in connection with the granting of employee options prior to the initial public offering of IsoTis N.V. on October 6, 2000. The initial claim has been reduced by the tax authorities and we have accrued for the potential liability, including interest and penalties. In 2006, we won the case and we reversed the $1.8 million accrual.

On January 20, 2004, the Autoriteit Financiële Markten (“AFM”) in The Netherlands imposed on us and IsoTis N.V., a fine in the amount of $386,843 (€326,715), for an alleged violation of Article 9v of the Securities Transactions Supervision Decree 1995 during the merger between Modex S.A. and IsoTis N.V. in the second half of 2002. AFM has rejected a complaint by us in which we deny the alleged violation. On October 11, 2005, AFM’s decision was upheld by the Administrative Court in Rotterdam, The Netherlands. On December 21, 2005, we filed an appeal with the High Administrative Court in The Hague (College van Beroep voor het bedrijfsleven), which is the court of highest instance to rule on this matter. We lost the appeal, and paid the fine to AFM in the fourth quarter of 2006.

Dividends

Please see “Item 10.B. Memorandum and Articles of Association — Dividends”.

8.B.	Significant Changes

Except as disclosed in this Form 20-F, no significant changes have occurred since the date of the annual financial statements included in this report.

ITEM 9.	The Offering and Listing.

9.A.	Offering and Listing Details.

STOCK PERFORMANCE GRAPH
COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

The following graph shows how an initial investment in $100 in IsoTis S.A. Common Stock would have compared to an equal investment in the Dow Jones Medical Supplies Index and the NASDAQ Stock Market

Index by comparing their cumulative total return for the five-year period commencing December 31, 2001. Total return assumes reinvestment of dividends.

	December 31,
	2001	2002	2003	2004	2005	2006

IsoTis S.A.	$100	$112	$147	$114	$195	$107
NASDAQ Stock Market	$100	$69	$104	$113	$116	$127
Dow Jones Medical Supplies	$100	$78	$100	$116	$116	$138

The following tables set forth certain historical share price information for the IsoTis S.A.’s registered shares. The information presented is based on the high and low closing sales prices quoted in Swiss francs for the registered shares on the SWX Swiss Exchange, in Euros for the registered shares on the Euronext Amsterdam exchange, and in Canadian dollars for the registered shares on the Toronto Stock Exchange.

	SWX		Euronext(1)		TSX(2)
	High	Low	High	Low	High	Low
Fiscal	(CHF)	(CHF)	(EUR)	(EUR	(CDNS)	(CDNS)

2006	2.10	1.43	1.36	0.89	1.80	1.22
2005	2.14	1.50	1.39	0.98	2.05	1.36
2004	2.93	1.21	1.88	0.78	3.11	1.16
2003	3.50	0.71	2.30	0.47	3.00	2.12
2002	6.30	1.15	1.66	0.45	N/A	N/A

	SWX		Euronext		TSX
	High	Low	High	Low	High	Low
Fiscal	(CHF)	(CHF)	(EUR)	(EUR	(CDNS)	(CDNS)

Q4, 2006	1.73	1.43	1.10	0.89	1.53	1.22
Q3, 2006	1.63	1.46	1.06	0.93	1.49	1.22
Q2, 2006	2.00	1.55	1.28	1.00	1.70	1.31
Q1, 2006	2.10	1.82	1.36	1.19	1.80	1.47
Q4, 2005	2.10	1.80	1.37	1.16	1.87	1.40
Q3, 2005	1.96	1.64	1.26	1.06	1.86	1.40
Q2, 2005	1.83	1.50	1.19	0.98	1.85	1.50
Q1, 2005	2.14	1.59	1.39	1.10	2.05	1.36

	SWX		Euronext		TSX
	High	Low	High	Low	High	Low
Fiscal	(CHF)	(CHF)	(EUR)	(EUR	(CDNS)	(CDNS)

February 2007	1.41	1.15	0.88	0.80	1.20	0.85
January 2007	1.50	1.33	0.92	0.84	1.38	1.08
December 2006	1.52	1.43	0.96	0.89	1.38	1.26
November 2006	1.73	1.43	1.10	0.92	1.50	1.30
October 2006	1.69	1.48	1.05	0.93	1.53	1.22
September 2006	1.56	1.49	0.99	0.93	1.37	1.22

Notes:

(1)	IsoTis S.A. common shares commenced trading on Euronext Amsterdam on December 12, 2002

(2)	IsoTis S.A. common shares commenced trading on the TSX on November 14, 2003

The following table sets forth certain historical share price information for the IsoTis, Inc.’s registered shares. The information presented is based on the high and low closing sales prices quoted in U.S. dollars for the registered shares on the NASDAQ Global Market since January 26, 2007.

	NASDAQ
	High	Low
Fiscal	($)	($)

April 2007	7.46	5.59
March 2007	9.25	5.39
February 2007	11.24	9.12
January 2007	11.75	10.81

9.B. Plan of Distribution.

Not applicable.

9.C.	Markets

IsoTis S.A. common shares are traded on the SWX (Symbol: ISON), Euronext (Symbol: ISON) and the TSX (Symbol: ISO). IsoTis, Inc. shares are traded on the NASDAQ Global Market (Symbol: ISOT).

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

The information required by this “Item 10.B.” is hereby incorporated by reference to “Item 10.B.” of our annual report on Form 20-F/A for the fiscal year ended December 31, 2005 filed on April 20, 2006.

10.C.	Material Contracts

The following are our material contracts entered into by us in the past two years:

1. Asset Purchase Agreement dated August 15, 2006 by and between Keystone Dental, Inc. and IsoTis Orthobiologics, Inc. as described above under 5.B, “Liquidity and Capital Resources”.

2. Loan and Security Agreement dated August 23, 2006 by and between Silicon Valley Bank and IsoTis OrthoBiologics, Inc. (Revolving credit facility includes a $1.0 million term loan at prime +2% and $4.0 million revolving facility, at prime +1.75%, secured by the assets of IsoTis Orthobiologics).

3. Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman, which is described under “Item 7.B. Compensation — Related Party Transactions”.

4. Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman, which is described under “Item 7.B. Compensation — Related Party Transactions”.

5. Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart, which is described under “Item 7.B. Compensation — Related Party Transactions”.

6. Termination Agreement dated March 17, 2005 between IsoTis S.A. and James Hogan (our former President International), which is described under “Item 6.B. Compensation — Termination Contracts”.

7. Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham (our Vice President Sales), which is described under “Item 6.B. Compensation — Termination Contracts”.

8. Consultancy Agreement dated May 17, 2005 between IsoTis S.A. and Barbara Boyan , which is described under “Item 7.B. Compensation — Related Party Transactions”.

9. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Pieter Wolters, which is described under “Item 6.B. Compensation — Employment Agreements”.

10. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Rob Morocco, which is described under “Item 6.B. Compensation — Employment Agreements”.

11. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and John Kay, which is described under “Item 6.B. Compensation — Employment Agreements”.

12. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Jim Poser, which is described under “Item 6.B. Compensation — Employment Agreements”.

13. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Alan Donze, which is described under “Item 6.B. Compensation — Employment Agreements”.

14. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Kathryn Liljestrand, which is described under “Item 6.B. Compensation — Employment Agreements”.

15. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Gene Reu, which is described under “Item 6.B. Compensation — Employment Agreements”.

16. Employment Agreement dated January 31, 2007 between IsoTis, Inc. and Karon Morell, which is described under “Item 6.B. Compensation — Employment Agreements”.

17. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Pieter Wolters, which is described under “Item 6.B. Compensation — Employment Agreements”.

18. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Rob Morocco, which is described under “Item 6.B. Compensation — Employment Agreements”.

19. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and John Kay, which is described under “Item 6.B. Compensation — Employment Agreements”.

20. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Jim Poser, which is described under “Item 6.B. Compensation — Employment Agreements”.

21. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Alan Donze, which is described under “Item 6.B. Compensation — Employment Agreements”.

22. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Kathryn Liljestrand, which is described under “Item 6.B. Compensation — Employment Agreements”.

23. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Gene Reu, which is described under “Item 6.B. Compensation — Employment Agreements”.

24. Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and Karon Morell, which is described under “Item 6.B. Compensation — Employment Agreements”.

25. Amended and Restated Industrial Real Estate Lease, dated February 23, 2006, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (5 year lease of additional 44,000 square foot space within currently occupied Irvine building).

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

The transfer of our domicile abroad (i.e. outside Switzerland) would be considered as a liquidation, any reserves — apparent or hidden — and reported profits would therefore be subject to withholding tax.

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

The tax payer

We are the tax payer, i.e. the person subject to retain the withholding tax on the taxable income. We have the right to pay only the net amount to our shareholders. We have to file the tax return and pay the tax spontaneously. Payment of tax must be made to the Swiss Federal Tax Administration on or before 30 days after the dividend matures.

We are obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be the net amount after tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53.85% of the payment is due.

The reimbursement of the withholding tax

Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the asset and the income derived therefrom in their relevant income tax returns respectively in their profit and loss statement, if any. Legal entities, and trading companies that are not legal entities, incorporated in Switzerland or entities holding our shares as part of a Swiss permanent establishment are generally entitled to a full refund of the withholding tax if they beneficially own the distribution when due and report in their profit and loss statement.

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

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F and any other document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.isotis.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily related to foreign exchange rates and interest rates.

Foreign Exchange and Interest Rates

We are exposed to market risks related primarily to foreign exchange rates. Our currency risk is derived from potential changes in functional currency values of our non-functional currency denominated assets, liabilities and cash flows. Our most significant currency exposures relate to U.S. dollar denominated cash and inter-company loans in entities that use the Euro and the Swiss Franc as their functional currency. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated inter-company loans, generating currency translation gains or losses that impact our net income (loss) levels in the respective period. We had no derivative financial instruments to hedge currency risks at December 31, 2006, or December 31, 2005. We have previously been exposed to foreign exchange risks due to periodic revaluation of inter-company debt. We capitalized our inter-company debt on January 25, 2007, which we believe will substantially reduce foreign exchange fluctuations in the future. As a result, a 10% increase or decrease in the value of the U.S. dollar against the Euro and Swiss Franc would not have a material effect.

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

Except as otherwise discussed herein, there have been no changes in our internal control over financial reporting during our fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. However, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.A.	Audit Committee Financial Expert

The members of our audit committee are all independent, non-executive members of the Board of Directors. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. The audit committee does include an “audit committee financial expert” as that term is defined in the rules promulgated under the Sarbanes-Oxley Act of 2002. The Board has determined that Henjo Hielkema is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Mr. Hielkema is “independent,” as determined in accordance with the rules of the SEC For more information related to the audit committee financial expert see “Item 6. Directors, Senior Management and Employees”.

ITEM 16.B.	Code of Ethics

In December 2004, the Board adopted a Code of Business Conduct and Ethics applicable to all of our employees, including the executive management and the members of the Board. We have posted this code of ethics to our website, www.isotis.com under “investors” — “corporate governance”— “IsoTis SA”, where it is publicly available.

In November 2006, the IsoTis, Inc. Board adopted a Code of Business Conduct and Ethics applicable to all of its employees, including the executive management and the members of the IsoTis, Inc. Board. We have posted this code of ethics to our website, www.isotis.com under “investors” — “corporate governance”— “IsoTis SA”, where it is publicly available.

ITEM 16.C.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for 2006 and 2005 audit services provided to us and our subsidiaries by Ernst & Young LLP were approximately $1,745,000 and $500,000, respectively. Such fees related to its audits of our 2006 and 2005 financial statements prepared in accordance with US GAAP.

Audit-Related Fees

Fees for audit related services totaled approximately $22,000 in 2006 and $14,000 in 2005. Audit related services principally involve audit and review services performed related to grants.

Tax Fees

Fees for tax-related compliance and tax planning services provided to us and our subsidiaries by Ernst & Young LLP during 2006 and 2005 were approximately $71,000 and $44,000 for each year, respectively.

All Other Fees

In 2006, fees for other services provided to us by Ernst & Young totaled $16,000. No other services were provided to us by Ernst & Young during 2005.

In total, fees for services of $1,854,000 and $558,000 were provided to us and our subsidiaries by Ernst & Young in 2006 and 2005, respectively. In 2006 and 2005, approximately 95% and 92%, of these fees respectively, were audit or audit-related.

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

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable. After December 31, 2006, pursuant to the exchange offer described in this annual report, IsoTis, Inc. purchased 90.5% of the issued and outstanding equity securities of IsoTis S.A. Also, IsoTis, Inc. will effect a merger of IsoTis S.A. into a newly formed Swiss corporation, which is a wholly owned subsidiary of IsoTis, Inc., in order to obtain 100% ownership interest of IsoTis S.A.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

The following consolidated financial statements, together with the independent auditors’ reports are filed as part of this Annual Report.

Index to Consolidated Financial Statements

F	-1	Reports of Independent Registered Public Accounting Firm.
F	-3	Consolidated Balance Sheets as at December 31, 2006, and December 31, 2005.
F	-4	Consolidated Statements of Operations for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004.
F	-5	Consolidated Statements of Stockholders’ Equity for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004.
F	-6	Consolidated Statements of Cash Flows for the Years ended December 31, 2006, December 31, 2005, and December 31, 2004.
F	-7	Notes to the Consolidated Financial Statements.
F	-29	Schedule II — Valuation and Qualifying Accounts.

ITEM 19.  Exhibits

1.1	Articles of Incorporation of IsoTis S.A. (incorporated by reference to Exhibit 1 of the company’s Report on Form 8-A, filed on October 30, 2003).
1.2	Organizational Rules of IsoTis S.A., as amended. (incorporated by reference to Exhibit 1.2 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.1	Asset Purchase Agreement dated August 15, 2006 by and between Keystone Dental, Inc. and IsoTis Orthobiologics, Inc. (incorporated by reference to Exhibit 2.1 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.2	Loan and Security Agreement dated August 23, 2006 by and between Silicon Valley Bank and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 10.2 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.3	Termination Agreement dated March 17, 2005 between IsoTis S.A. and James Hogan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.4	Employment Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.5	Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.6	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart (incorporated by reference to Exhibit 4.16 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.7	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.8	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.9	Form of Employment Agreement dated January 31, 2007 between IsoTis, Inc. and certain executive officers. (incorporated by reference to Exhibit 10.1 of the IsoTis, Inc.’s current report on Form 8-K filed on February 26, 2007).
4.10	Form of Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and certain executive officers. (incorporated by reference to Exhibit 10.1 of the IsoTis, Inc.’s current report on Form 8-K filed on February 28, 2007).
4.11	Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham. (incorporated by reference to Exhibit 4.11 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.12	Separation Agreement dated March 20, 2007 between IsoTis OrthoBiologics, Inc. and Alan Donze. (incorporated by reference to Exhibit 10.1 of IsoTis, Inc.’s current report on Form 8-K filed on March 23, 2007).

4.13		Industrial Real Estate Lease, dated December 28, 1998, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.18 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.14		Amended and Restated Industrial Real Estate Lease, dated February 23, 2006, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.15 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.15		Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.16		Stock Option Plan 2003/0 (incorporated by reference to Exhibit 4.19 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.17		Stock Option Plan 2003/1 (incorporated by reference to Exhibit 4.20 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.18		IsoTis S.A. Stock Option Plan 2003/2 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed on October 30, 2003).
4.19		IsoTis, Inc., 2006 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to IsoTis, Inc.’s registration statement on Form S-8 filed on January 29, 2007).
8	.1*	List of significant subsidiaries.
12	.1*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Pieter Wolters, Chief Executive Officer.
12	.2*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Robert Morocco, Chief Financial Officer.
13	.1*	Certification pursuant to 18 U.S.C. Section 1350 of Pieter Wolters, Chief Executive Officer.
13	.2*	Certification pursuant to 18 U.S.C. Section 1350 of Robert Morocco, Chief Financial Officer.
15	.1*	Consent of Independent Registered Public Accounting Firm.
15	.2*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ISOTIS S.A.

By:	/s/ Robert J. Morocco
Robert J. Morocco
Chief Financial Officer

Date: May 11, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IsoTis S.A.

We have audited the accompanying consolidated balance sheets of IsoTis S.A. as of December 31, 2006 and 2005 and the related consolidated statement of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis S.A. at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a history of recurring losses from operations and, cash flow deficits, and sufficient resources may not exist to fund operations beyond the third quarter of 2007. In addition, the Company did not comply with a certain loan covenant during 2006, and may not be able to comply with the covenant in future periods. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The 2006 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Orange County, California
May 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of IsoTis S.A.

We have audited the accompanying consolidated statement of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004. Our audit also included the financial statement schedule for fiscal 2004 listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of IsoTis S.A.’s operations and its cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for fiscal 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young Ltd.

/s/ Mark Hawkins	/s/ Michael Portegello

Geneva, Switzerland
April 15, 2005

IsoTis S.A.

Consolidated Balance Sheets

	December 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$15,714,442	$13,362,915
Restricted cash	2,184,063	1,659,787
Trade receivables, net of allowances for doubtful accounts of $392,025 and $616,347 in 2005 and 2006, respectively	6,306,518	7,463,194
Inventories	10,020,906	14,211,189
Other receivables	390,620	374,061
Prepaid expenses and other current assets	761,355	923,746

Total current assets	35,377,904	37,994,892

Non-current assets:
Restricted cash	2,250,000	1,250,000
Property, plant and equipment, net	1,359,280	3,907,175
Goodwill	16,383,069	16,383,069
Intangible assets, net	13,585,250	11,026,656

Total non-current assets	33,577,599	32,566,900

Total assets	$68,955,503	$70,561,792

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	$2,910,114	$6,707,212
Accrued liabilities	6,680,989	6,560,894
Deferred revenue	344,719	1,342,797
Current portion of interest-bearing loans and borrowings	1,015,471	3,751,201

Total current liabilities	10,951,293	18,362,104

Non-current liabilities:
Deferred revenue	—	4,792,638
Interest-bearing loans and borrowings	2,043,781	1,696,963
Other long term liabilities	—	279,025

Total non-current liabilities	2,043,781	6,768,626

Commitments and contingencies
Stockholders’ equity:
Common stock — 84,025,091 and 86,740,713 authorized in 2005 and 2006, respectively; 70,847,411 and 70,946,612 (which includes 234,067 and 224,497 of treasury shares in 2005 and 2006, respectively) issued and outstanding in 2005 and 2006, respectively	50,644,949	50,728,864
Additional paid in capital	106,212,297	106,867,774
Accumulated other comprehensive income	12,932,003	20,141,408
Accumulated deficit	(113,828,820)	(132,306,984)

Total stockholders’ equity	55,960,429	45,431,062

Total liabilities and stockholders’ equity	$68,955,503	$70,561,792

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Operations

	Year Ended December 31,
	2004	2005	2006

Revenue
Product sales	$25,268,629	$32,063,461	$40,661,728
Other revenue	171,861	38,825	35,816

Total revenue	25,440,490	32,102,286	40,697,544

Operating expenses
Costs of sales	12,254,210	13,114,233	15,071,566
Research and development	12,159,409	6,330,136	7,742,795
Marketing and selling	13,989,841	13,140,497	17,155,432
General and administrative	15,588,846	9,424,863	12,818,895
Impairment of property, plant and equipment and intangible assets	4,743,458	—	—

Total operating expenses	58,735,764	42,009,729	52,788,688

Loss from operations	(33,295,274)	(9,907,443)	(12,091,144)
Interest income	461,535	546,021	607,375
Interest expense	(319,489)	(406,111)	(149,750)
Foreign exchange (loss) gain	(5,977,977)	9,981,769	(6,971,614)
Other income	1,899,155	694,696	126,969

Net (loss) income before taxes	(37,232,050)	908,932	(18,478,164)
Provision for income taxes	—	—	—

Net (loss) income	$(37,232,050)	$908,932	$(18,478,164)

Basic and diluted net (loss) income per share	$(0.54)	$0.01	$(0.26)
Weighted average common shares outstanding
Basic	69,548,046	70,464,330	70,925,009

Diluted	—	72,447,640	—

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity

Balance at January 1, 2004	69,265,881	$49,389,612	$104,287,562	$17,591,842	$(77,505,702)	$93,763,314
Comprehensive loss:
Net loss	—	—	—	—	(37,232,050)	(37,232,050)
Foreign currency translation adjustment	—	—	—	5,230,427	—	5,230,427

Total comprehensive loss	—	—	—	—		(32,001,623)
Exercise of stock options	707,408	565,534	46,978	—	—	612,512
Acquisition of minority interest	—	—	57,157	—	—	57,157
Reversal of share issuance costs	—	—	522,916	—	—	522,916
Stock-based compensation	—	—	683,977	—	—	683,977

Balance at December 31, 2004	69,973,289	$49,955,146	$105,598,590	$22,822,269	$(114,737,752)	$63,638,253
Comprehensive loss:
Net income	—	—	—	—	908,932	908,932
Foreign currency translation adjustment	—	—	—	(9,890,266)	—	(9,890,266)

Total comprehensive loss	—	—	—	—	—	(8,981,334)
Exercise of stock options	874,122	689,803	202,248	—	—	892,051

Stock-based compensation	—	—	411,459	—	—	411,459

Balance at December 31, 2005	70,847,411	$50,644,949	$106,212,297	$12,932,003	$(113,828,820)	$55,960,429
Comprehensive loss:
Net loss	—	—	—	—	(18,478,164)	(18,478,164)
Foreign currency translation adjustment	—	—	—	7,209,405	—	7,209,405

Total comprehensive loss	—	—	—	—	—	(11,268,759)
Exercise of stock options	99,201	76,002	32,253	—	—	108,255
Issuance of treasury shares	—	7,913	2,398	—	—	10,311
Stock-based compensation	—	—	620,826	—	—	620,826

Balance at December 31, 2006	70,946,612	$50,728,864	$106,867,774	$20,141,408	$(132,306,984)	$45,431,062

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2004	2005	2006

Cash flows from operating activities
Net (loss) income	$(37,232,050)	$908,932	$(18,478,164)
Adjustments to reconcile net (loss) income to net cash flows used in operating activities:
Depreciation and amortization	5,364,935	3,408,066	3,352,068
Bad debt expense	129,654	240,923	228,089
(Gain) loss on sale of assets	(1,587,057)	(653,580)	42,831
Impairment of property, plant and equipment	622,210	—	—
Impairment of intangible assets	4,121,248	—	—
Reversal of legal claim accrual	—	—	(1,772,716)
Shares issued for services	—	—	10,311
Stock-based compensation expense	683,977	411,459	620,826
Foreign currency transaction loss (gain)	5,977,977	(9,981,769)	6,971,614
Change in operating assets and liabilities:
Inventories	(2,826,859)	(890,949)	(4 090,283)
Trade receivables	(816,312)	(2,411,000)	(1,497,431)
Other current assets	1,190,633	928,732	(41,238)
Deferred revenue	(40,562)	288,940	(726,378)
Trade and other payables	(417,827)	(835,099)	4,927,089
Other long term liabilities	—	—	279,025
Restructuring provision	564,583	(673,197)	—

Net cash flows used in operating activities	(24,265,450)	(9,258,542)	(10,174,357)
Cash flows from investing activities
Purchase of intangible assets	(441,753)	—	—
Purchase of property, plant and equipment	(851,000)	(555,876)	(3,357,320)
Proceeds from sale of intangible assets	996,402	250,000	—
Proceeds from sale of assets	—	2,532,202	6,990,101
Change in restricted cash	748,154	2,820,277	1,628,164
Change in minority interest	(57,157)	—	—

Net cash flows provided by investing activities	394,646	5,046,603	5,260,945
Cash flow from financing activities
Proceeds from issuance of common shares	612,512	892,051	108,255
Proceeds from interest-bearing loans and borrowings	162,120	—	5,100,000
Repayments of interest-bearing loans and borrowings	(1,625,365)	(6,448,281)	(2,717,043)

Net cash flows (used in) provided by financing activities	(850,733)	(5,556,230)	2,491,212
Gain (loss) on cash held in foreign currency	156,458	(56,992)	70,673

Net decrease in cash and cash equivalents	(24,565,079)	(9,825,161)	(2,351,527)
Cash and cash equivalents at the beginning of the year	50,104,682	25,539,603	15,714,442

Cash and cash equivalents at the end of the year	$25,539,603	$15,714,442	$13,362,915

Cash paid during the year for:
Interest	$287,254	$246,958	$161,108

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Notes to Consolidated Financial Statements

1.	Business Activities and Basis of Preparation

IsoTis S.A. (the “Company” or “IsoTis”) is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements and in craniomaxillofacial and dental applications. The Company’s corporate offices and executive management team are located in Irvine, California in the United States. Its registered headquarters are in Lausanne, Switzerland, and it is a public company with an indefinite duration incorporated under the laws of Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing and finance and administration activities are performed in the United States. The Company maintains an international sales office in Switzerland.

On December 3, 2002, the merger of IsoTis NV (“pre-merger IsoTis”) and Modex Therapeutiques S.A. (“Modex”) became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. For accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. During 2003 and 2004, the Company purchased the remaining 1.9% of the shares of pre-merger IsoTis.

On October 27, 2003, the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci OrthoBiologics”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

In November 2006, IsoTis S.A. formed IsoTis, Inc. as a wholly owned subsidiary and caused it to commence an exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A. IsoTis, Inc. commenced the exchange offer on December 15, 2006. The initial acceptance period ended on January 19, 2007. All of the conditions to the exchange offer were met and the offer was declared unconditional. On January 25, 2007, the Company commenced an additional acceptance period which ended on February 7, 2007. Prior to the consummation of the exchange offer, IsoTis, Inc. had no business operations other than engaging in the exchange offer. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations consist solely of the business and operations of the Company.

In connection with the exchange offer, IsoTis, Inc. assumed all the existing stock options plans of the Company and all of the options outstanding under the plans. Concurrent with the assumption of the options, IsoTis, Inc. converted all options to U.S. dollars at the current exchange rate on January 26, 2007.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the following consolidated subsidiaries:

Company	Location	Ownership

IsoTis NV	The Netherlands	100%
IsoTis TE Facility BV	The Netherlands	100%
IsoTis OrthoBiologics, Inc.	United States	100%
IsoTis, Inc.	United States	100%
Episource S.A.	Switzerland	100%
Modex Therapeutics GmbH	Germany	100%

The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The Company is in the process of legally dissolving IsoTis TE Facility BV and Modex Therapeutics GmbH. These entities are inactive and the liquidations, which are expected to be concluded during 2007, are not expected to have a material impact on the results of operations. In 2006, the Company completed the liquidation of Episource S.A.

The Company’s reporting currency is the U.S. dollar.

2.	Summary of Significant Accounting Policies

These consolidated financial statements have been prepared using generally accepted accounting principles, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. However, the use of these principles may not be appropriate at December 31, 2006 reflecting substantial doubt about the Company’s ability to continue as a going concern without raising additional financial resources. The Company continues to rely on outside sources of financing to meet its capital needs through 2007 and beyond. The outcome of these matters cannot be predicted at this time. Further, there can be no assurance, assuming the Company successfully raises additional funds, that it will achieve positive cash flow. The Company has a history of recurring losses from operations. Capital requirements to sustain operations, including research and development projects, have been and will continue to be significant. Since inception, the Company has incurred losses from operations and has reported negative cash flows. Losses from operations were $33,295,274, $9,907,443 and $12,091,144 for the years ended December 31, 2004, 2005 and 2006, respectively. Cash flow deficits were $24,565,079, $9,825,161 and $2,351,527 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the Company had an accumulated deficit of $132,306,984. As of December 31, 2005, available cash and short-term investments totaled $15,714,442 and working capital was $24,426,611, compared with available cash and short-term investments of $13,362,915 and working capital of $19,632,788 at December 31, 2006. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

The accompanying 2006 consolidated financial statements do not include any adjustment to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company’s management believes sufficient financial resources currently exist to fund operations into the third quarter of 2007.

In February 2007, a cost reduction program was instituted that included number of measures intended to reduce the use of the Company’s cash reserves, without impacting the ability to manufacture and supply its customers. Examples of these measures include a force reduction of 12 employees, salary reductions to senior management employees, postponement of the clinical trial program and an administrative office move. Compared to the level of earlier planned operating expenditures, 50% is expected to be made. During April 2007, the Company also took additional measures to preserve cash, including deferring the payment of 2006 bonuses for all staff for an indefinite period, subject to obtaining sufficient financing. They also include a reduction of U.S. payroll by approximately 10% through a proportional reduction of our Irvine office staff and by management delaying payment of a portion of salaries until later in the year, reflecting management and staff commitment to the future.

Since the Company does not currently have sufficient financial resources to fund its ongoing needs, additional equity financing or borrowings will be required in order to continue operations. To provide funding for future operations, the Company initially filed its Form S-1 registration statement with the Securities and Exchange Commission on January 29, 2007 with the intention of initiating a public offering of its common stock. As further described in the Company’s Form 8-K filed with the SEC on February 21, 2007 and

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

subsequent to the initial filing of the Form S-1, the Company received a letter on February 7, 2007 from the U.S. Food and Drug Administration (FDA) with additional comments and questions regarding the Company’s pending 510(k) application for its Accell products. The Company continues to market the Accell products based upon its assessment that they are subject to regulation solely as 361 HCT/Ps under FDA’s definition and believes it will resolve the questions raised by the FDA in a timely manner. In light of this regulatory situation, and in close consultation with its financial advisors, the Company decided not to proceed with the proposed public offering and withdrew the Form S-1 registration statement on February 14, 2007.

The Company’s management is actively considering all financing alternatives and is seeking to raise additional funds for operations. Accordingly, the Company has approached a number of potential debt and equity investors, and is engaged in preliminary negotiations with the objective of obtaining required funding from one or more of these sources. If the Company does not close a financing transaction for any reason, the Company would be forced to preserve its cash position through a combination of additional cost reduction measures, sales of assets likely at values significantly below their potential worth, or the pursuit of alternative financing transactions that would likely be on terms substantially more disadvantageous to the Company and dilutive to its stockholders. The Company would need to augment its cash through additional and possibly dilutive financings. If the Company is unable to raise additional funds, it could be forced to discontinue its operations. The audit report of the Company’s independent registered public auditors contained in this Annual Report on Form 20-F contains an unqualified opinion with an explanatory paragraph, to the effect that there is substantial doubt about the Company’s ability to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are shown at their net realizable value, which approximates their fair value.

The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience. At December 31, 2005 and 2006, the allowance for doubtful accounts reserve was $392,025 and $616,347, respectively.

Financial Instruments

The Company’s financial instruments include primarily cash and cash equivalents, trade receivables, other receivables, trade payables and short term and long term borrowings. These financial instruments, other than long term borrowings, are short term in nature and therefore their carrying values approximate fair values. The carrying values of the Company’s long term borrowings also approximate fair values as variable rates approximate current market or federal judgment rates at December 31, 2006.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (FIFO) basis. The cost of work-in-progress and finished goods includes materials, direct labor and an

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

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

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Events or circumstances that would necessitate an impairment review primarily include, but are not limited to an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the asset’s carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The Company recognized an impairment charge to operations of $622,210 related to property and equipment for the year ended December 31, 2004. No impairment charges related to property and equipment were recognized for the years ended December 31, 2005 and 2006. In addition, the Company recognized an impairment charge to operations of $4,121,248 related to intangible assets for the year ended December 31, 2004. No impairment charges related to intangible assets were recognized for the years ended December 31, 2005 and 2006.

Goodwill

In accordance with SFAS No. 142, Goodwill and other Intangible Assets, the Company does not amortize goodwill. The Company completed the annual impairment test for goodwill required by SFAS 142. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see note 3) in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. Consistent with prior year, the Company conducted the first phase of its annual impairment test during the fourth quarter of 2006 and identified no impairment to goodwill.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, possession of the product has passed and there has been a transfer of the significant risks and rewards, which

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

is generally when the delivery of the product has occurred, collection is reasonably assured and there are no continuing performance obligations. Shipping and handling fees are included in revenue and related costs are included in cost of sales. Certain private label sales agreements provide for upfront non-refundable fees. The Company generally recognizes revenue from these fees over the period of its continuing performance obligations.

Other revenue includes government grants and royalties.

In prior years, the Company received certain government grants, which support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenue in respect of grants includes contributions towards the costs of research and development. Such revenue is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable.

The Company recognizes revenue from royalties when they become fixed and payable and when collection is reasonably assured.

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were $202,234, $126,719 and $47,722 for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities. These costs are primarily comprised of salaries and benefits, including stock-based compensation expense, facility costs and outsourced research and development activities.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123(R) supersedes our previous accounting under SFAS No. 123 Accounting for Stock-Based Compensation, or SFAS 123, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107 relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our 2006 fiscal year. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

require the input of highly subjective assumptions, including the expected stock price volatility and expected option life. The Company amortizes the fair value of the awards on a straight-line basis. All options grants are amortized over the requisite service period of the awards. Expected volatility is based on historical volatility. The expected life of options granted is calculated using the simplified method based on the terms and conditions of the options as provided in SAB 107. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. The forfeiture rate is based on estimated forfeitures using historical data and the Company records share-based compensation expense only for those awards that are expected to vest.

Prior to January 1, 2006, the Company accounted for stock-compensation under the fair value method in accordance with SFAS 123, Accounting for Stock Based Compensation. The Company based its risk free interest rate on U.S. Treasury securities in effect at the time of grant. Expected volatility was based on historical volatility of our stock. The expected life of the options was an estimate based on the contractual terms of the options and historical employment behavior. The impact of adopting SFAS(R) was not material to the 2006 consolidated financial statements.

Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Consolidated Statement of Operations for 2006 has been based on awards ultimately expected to vest and reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SFAS 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to the Company’s loss position, there were no such tax benefits during the years ending December 31, 2004, 2005 and 2006. Prior to the adoption of SFAS 123(R), those benefits would have been reported as operating cash flows had the Company received any tax benefits related to stock option exercises.

Stock based compensation recorded as expense for the years ended December 31, 2004, 2005 and 2006 was $683,977, $411,459 and $620,826, respectively. (See note 9 for expense by category.)

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The functional currency for the Company’s legal entities in Switzerland is the Swiss Franc (denoted as “CHF”) and for all other European entities the Euro. The Company’s functional currency for its U.S. entities is the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of the period. All statement of operations accounts are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of stockholders’ equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of stockholders’ equity is recognized in income when there has been a reduction in the net investment resulting from a sale or liquidation of part or all of the Company’s interest in the foreign operation. All transactions in currencies other than the functional currency of the respective entity are remeasured into the functional currency at the rate prevailing at the time of the transaction and are included in the Consolidated Statement of Operations in the year to which they relate. On January 25, 2007, Isotis S.A. capitalized all inter-company debt as of that date as a contribution to capital on the existing shares held by IsoTis S.A.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

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

Financial Market Risks

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates. The Company’s currency risk is derived from potential changes in functional currency values of the Company’s non-functional currency denominated assets, liabilities and cash flows. The Company’s most significant currency exposures relate to U.S. dollar denominated cash and intercompany loans in entities that have the Euro and the Swiss Franc as their functional currency. The Company’s indebtedness creates interest rate risk. The Company monitors these risks on an ongoing basis. The Company had no derivative financial instruments at December 31, 2004, 2005 and 2006.

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

Risks and Uncertainties

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income/Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-average number of common shares outstanding including the dilutive effect of stock options, if any. The Company has no other potentially dilutive securities other than stock options. Dilutive shares relating to stock options were 1,983,310 for the year ended December 31, 2005. There is no difference in basic and diluted net loss per share recorded by the Company for the years ended December 31, 2004 and 2006 because the impact of stock options outstanding is anti-dilutive. The potential shares of commons stock that have not been included in the diluted net income (loss) per share calculation totaled 4,552,098, 2,463,342 and 6,670,514 for the years ended December 31, 2004, 2005 and 2006, respectively.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands and the United States. In addition, the Swiss and Dutch employees benefit from the mandatory retirement plans in their respective countries. The terms of the company plans vary per country. The Company is required to contribute to the plans in Switzerland and The Netherlands. In general, employees may contribute a percentage

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

of their base salaries, subject to certain limitations. The Company recognized expense of $563,587, $394,187 and $469,274, respectively, for the years ended December 31, 2004, 2005 and 2006. The pension plans are fully funded through annual premiums paid to independent insurance companies. As of December 31, 2006, accrued liabilities included $7,383 payable to the pension plans. There are no additional funding requirements as of December 31, 2006.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48, an interpretation of FASB Statement 109, Accounting for Taxes, prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for the Company beginning January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting FASB 157 will have on our operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115 (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for our fiscal year beginning January 1, 2008. The Company is in the process of evaluating this statement, but does not expect that the adoption of SFAS 159 will have a material impact on its consolidated financial statements.

3.	Business Combination

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis S.A. closed and the Company acquired 100% of the outstanding shares of GenSci OrthoBiologics from GenSci Regeneration Sciences Inc. (“GenSci”) in exchange for 27,521,930 common shares of the Company. As a result of the acquisition, GenSci OrthoBiologics was renamed IsoTis OrthoBiologics, Inc. (“IsoTis Orthobiologics”). GenSci and the shareholders of pre-merger GenSci became stockholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

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

Acquired in-process research and development has no alternative future use as defined by SFAS No. 2, Accounting for Research and Development Costs.  The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate use, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenue generated from such projects and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management’s best estimates of market size and growth.

The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in the Company recognizing Goodwill of $16,383,069 in 2003.

4.	Gain on Sale of Assets

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

During 2004, in connection with the Company’s decision to reduce the size of its operations in Switzerland, the Company sold property, plant and equipment from its facility. In addition, in December 2004, the Company sold its wound management activities to DFB Pharmaceuticals, Inc. In total, these asset sales resulted in a gain of $1,587,057. $714,880 of the proceeds related to these 2004 sales was received in 2005. The gain on the sale of assets is included in other income in the Consolidated Statement of Operations.

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

During 2006, the Company sold its dental assets to Keystone Dental, Inc. (“Keystone”). The sale of the Isotis dental business was structured as an asset purchase and license transaction. Under the agreement,

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Keystone acquired Isotis dental assets and obtained an exclusive right to market and sell Isotis bone graft substitute product portfolio in the field of dentistry. The Company received an upfront cash payment of $7,433,914. The parties also entered into a manufacturing and supply agreement for a period of five years. In connection with the agreement, the Company recorded the net proceeds of $6,956,127 from the sale of the assets, of which $6,513,983 was recorded as deferred revenue and will be recognized equally over the five year term of the manufacturing and supply agreement.

During 2006, the Company sold miscellaneous equipment for proceeds of $33,974, resulting in a net loss of $42,831. The loss on sale of assets in included in other income in the Consolidated Statement of Operations.

5.	Intangible Assets

Intangible assets are as follows:

	As of December 31, 2005			As of December 31, 2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Value	Amortization	Value	Value	Amortization	Value

Unpatented technology	$8,937,000	$(2,682,871)	$6,254,129	$8,937,000	$(3,755,522)	$5,181,478
Patents	8,935,206	(3,169,990)	5,765,216	9,052,907	(4,215,266)	4,837,641
Distribution network	2,900,000	(1,334,095)	1,565,905	2,900,000	(1,892,463)	1,007,537

	$20,772,206	$(7,186,956)	$13,585,250	$20,889,907	$(9,863,251)	$11,026,656

In 2004, in accordance with FAS 144, the Company completed an impairment test of intangible assets with finite lives that were recorded as part of the purchase of the U.S. Operations of GenSci. This analysis resulted in the recognition of an impairment of certain unpatented and patented technology and the distribution network acquired totaling $2,882,001 to reduce the value of intangible assets to their respective fair values. Fair value was determined using discounted estimated cash flows. In 2005 and 2006, the Company completed its annual impairment test of intangible assets and determined that there was no additional impairment.

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

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Aggregate amortization expense for intangible assets for the years ended December 31, 2004, 2005 and 2006 was $3,308,457, $2,575,306 and $2,610,154, respectively. Estimated amortization expense is as follows for the next five years ending December 31:

2007	$2,604,277
2008	2,512,686
2009	2,054,713
2010	2,054,713
2011	1,725,141
Thereafter	75,126

$11,026,656

6.	Property, Plant and Equipment

The composition of property, plant and equipment, net of $9,163,522 and $10,704,115 in accumulated depreciation as of December 31, 2005 and 2006, respectively, is as follows:

	As of December 31,
	2005	2006

Laboratory and office facilities	$229,942	$85,614
Furniture and fixtures	167,703	147,673
Computer equipment and software	331,596	350,652
Laboratory equipment	547,196	789,939
Property, plant and equipment under construction	82,843	2,533,297

	$1,359,280	$3,907,175

Depreciation and impairment expense for property, plant and equipment including assets under capital leases are as follows:

	Year Ended December 31,
	2004	2005	2006

Depreciation expense	2,056,478	$832,760	$741,914
Impairment recognized	622,210	$—	$—

As of December 31, 2005 and 2006, there are no assets under capital lease.

7.	Related Party Transactions

On January 15, 2004, the Company entered into a consulting agreement with Dr. James Trotman, a board member, which provides that in consideration of his consulting services, the Company will pay reasonable out-of-pocket expenses for such services. This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of the Board. Payments relating to the consulting arrangement to Dr. Trotman in 2004, 2005 and 2006 totaled $1,319, $1,733 and $490, respectively.

On May 17, 2005, the Company entered into a consulting services agreement with Barbara Boyan, a board member since May 2006, which provides that in consideration of her consulting services, the Company will pay a fee of $2,500 per month, and reasonable out-of-pocket expenses for such services. Payments relating to the consulting arrangement fees to Barbara Boyan in 2006 totaled $30,000, of which $20,000 was accrued but not yet paid at December 31, 2006.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

On June 24, 2005, the Company entered into a board and consultancy agreement with James Hart, a board member, which provides that in consideration of his consulting services, the Company will pay a fee of $2,500 per month, and reasonable out-of-pocket expenses for such services. Payments relating to the consulting arrangement fees to Jim Hart in 2005 and 2006 totaled $33,000 and $30,000, respectively.

There were no other significant transactions with related parties during the years ended December 31, 2004, 2005 and 2006.

8.	Inventory

At December 31, 2005 and 2006, inventory, net of allowance for slow moving and obsolete inventory of $1,091,570 and $617,544, respectively, is comprised of the following:

	As of December 31,
	2005	2006

Raw materials and deferred processing costs	$4,691,287	$5,906,116
Work in progress	1,761,202	3,838,885
Finished goods	3,568,417	4,466,188

	$10,020,906	$14,211,189

9.	Stockholders’ Equity

Share Capital

In conjunction with the merger described in Note 1 to the Consolidated Financial Statements, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2005 and 2006, the nominal value of the Company’s common shares is CHF 1 each.

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

On June 23, 2005, the Company’s stockholders approved a resolution authorizing the board of directors (the “Board”) to increase the share capital by 7,800,000 shares, with a nominal value of CHF 1 each, until June 23, 2007. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

A total of 7,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company’s stock option plans. On May 18, 2006, the Company’s stockholders approved a resolution increasing the conditional shares to 8,000,000. Out of these conditional shares, 874,122 and 99,201 were issued during 2005 and 2006, respectively. 7,994,101 conditional shares remain available for issuance at December 31, 2006 (5,377,680 shares at December 31, 2005).

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

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

The components of authorized shares at December 31, 2005 and 2006 are as follows:

				Conditional Capital(1)
	Issued Shares			Authorized		Authorized
	Outstanding	In Treasury	Total	Capital(1)	Stock Options	Shares

December 31, 2005	70,613,344	234,067	70,847,411	7,800,000	5,377,680	84,025,091
Change	108,771	(9,570)	99,201	—	2,616,421	2,715,622

December 31, 2006	70,722,115	224,497	70,946,612	7,800,000	7,994,101	86,740,713

(1)	As defined by Swiss law.

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. As of December 31, 2006, no options have been issued to consultants. At December 31, 2006, a total of 1,230,285 options (931,028 options at December 31, 2005) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees; the terms of this plan are similar to the existing IsoTis plans.

Options are granted in Swiss Francs (CHF) and vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically vest over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 10 years, or upon earlier termination of employment with the Company.

Subsequent to the 2003 business combination with GenSci, the Company granted 700,000 options, which were in addition to the 1,627,335 that were issued to previous holders of GenSci stock options, under a newly formed plan that is equivalent to the existing plan. The options granted to previous holders of GenSci stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options is included in the purchase price allocation which approximated the fair value of the GenSci share options exchange. Subsequent to the 2002 business combination with Modex, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2005 and 2006 from CHF to U.S, dollars was 1.3161 and 1.2197, respectively.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123(R), Share-Based Payment.  The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2004	2005	2006

Risk-free interest rate	3.01% to 3.89%	3.80% to 4.17%	4.32% to 5.07%
Expected dividend yield	—	—	—
Expected volatility	64.65% to 65.71%	61.72% to 64.46%	56.57% to 65.02%
Expected life (years)	4.00	6.00	6.00
Forfeiture rate	—	—	4.8%
The weighted average fair value of options noted above which were granted during the year ended December 31, 2004, 2005 and 2006, respectively, are as follows:
Stock price greater than exercise price	CHF 1.08	CHF 1.16	CHF 0.95
Stock price equal to exercise price	CHF 1.13	CHF 0.90	—
Stock price less than exercise price	CHF 1.38	CHF 1.18	CHF 1.17

The risk free interest rate is based on U.S. Treasury securities in effect at the time of grant. Expected volatility is based on historical volatility of the Company’s stock. The expected life of the options is calculated using the simplified method based on the terms and conditions of the options as provided in SAB 107. The forfeiture rate is based on historical data and we record share-based compensation expense only for those awards that are expected to vest.

A summary of stock option activity for the Company’s stock option plans are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at January 1, 2005	4,552,098	CHF 1.68
Granted	1,137,500	CHF 1.80
Forfeited	(368,824)	CHF 1.70
Exercised	(874,122)	CHF 1.30

Balance at January 1, 2006	4,446,652	CHF 1.78
Granted	2,512,500	CHF 1.69
Forfeited	(189,437)	CHF 1.85
Exercised	(99,201)	CHF 1.42

Balance at December 31, 2006	6,670,514	CHF 1.75

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2006:

		Weighted			Weighted
	Outstanding	Average			Average
	Options at	Remaining Life	Weighted		Price of
	December 31,	Contractual	Average	Exercisable	Exercisable
	2006	(Years)	Option Price	Options	Options

CHF 1.00	702,833	2.82	CHF 1.00	702,833	CHF 1.00
CHF 1.01 — 1.50	350,000	3.33	CHF 1.36	187,500	CHF 1.32
CHF 1.51 — 2.00	3,512,483	8.03	CHF 1.72	472,900	CHF 1.75
CHF 2.01 — 2.50	1,917,948	0.96	CHF 2.02	1,917,948	CHF 2.02
CHF 2.51 — 3.00	76,750	1.64	CHF 2.65	40,875	CHF 2.66
CHF 3.01 — 3.31	110,500	1.99	CHF 3.17	80,250	CHF 3.12

Outstanding at end of year	6,670,514	5.03	CHF 1.75	3,402,306	CHF 1.77

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2006 was $272,377 and $266,228, respectively. The weighted average remaining life of options outstanding and options exercisable at December 31, 2006 was 5.03 and 2.88, respectively. The aggregate intrinsic value represents the total pre-tax value, based on the Company’s closing stock price on December 31, 2006, which would have been received by the option holders had they exercised their in-the-money options as of that date. The intrinsic value of options exercised for the years ended December 31, 2004, 2005 and 2006 was $720,169, $348,282 and $43,157, respectively.

Stock based compensation expense is included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,
	2004	2005	2006

Costs of sales	$7,663	$42,089	$48,559
Research and development	10,984	33,984	58,204
Marketing and selling	24,440	74,974	182,592
General and administrative	640,890	260,412	331,471

	$683,977	$411,459	620,826

At December 31, 2006, the unrecorded non-cash fair value based compensation with respect to non-vested share-based awards was $2,244,940 and the weighted average period over which that compensation will be charged to earnings is 2.8 years.

10.	Accrued Liabilities

Components of accrued liabilities that exceed 5% of total current liabilities are as follows:

	As of December 31,
	2005	2006

Accrued salary and benefits	$1,988,208	$2,896,149
Accrued claims	2,369,234	152,221
Accrued professional fees	464,648	1,792,212
Accrued commissions	569,559	466,608
Other	1,289,340	1,253,704

	$6,680,989	$6,560,894

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

11.	Interest-Bearing Loans and Borrowings and Capital Lease Obligations

Interest-bearing loans and borrowings consist of the following:

	As of December 31,
	2005	2006

Revolving credit facility	$—	$2,399,373
Term loan	—	1,000,000
Structured debt payments	3,000,000	2,000,000
Promissory note	59,252	48,791

	3,059,252	5,448,164
Less current maturities	(1,015,471)	(3,751,201)

Long term portion	$2,043,781	$1,696,963

Maturities of long term debt at December 31, 2006 are as follows for the years ending December 31:

2007	$3,751,201
2008	1,419,841
2009	277,122

$5,448,164

Credit Facility

On August 31, 2006, IsoTis OrthoBiologics, Inc., a subsidiary of the Company entered into a loan and security agreement (the “Loan Agreement”) with Silicon Valley Bank. The Loan Agreement provides for a revolving credit facility in the principal amount of up to $5.0 million which includes a $1.0 million term loan that bears interest at prime +2% (10.25% at December 31, 2006) and $4.0 million revolving credit facility, that bears interest at prime +1.75% (10% at December 31, 2006) . The Loan Agreement is secured by the assets of Isotis Orthobiologics, Inc. Based on the borrowing base, IsoTis OrthoBiologics, Inc.’s net borrowing availability under the revolving credit facility agreement was $68,500 as of December 31, 2006.

The Loan Agreement has an initial two-year maturity on the revolver and a three year maturity on the term loan. The term loan will be due and payable if the revolving line is not renewed at final maturity. The Loan Agreement also contains tangible net worth covenants with which IsoTis OrthoBiologics, Inc. was not in compliance at December 31, 2006. Effective April 11, 2007, IsoTis OrthoBiologics, Inc. executed a limited waiver and amendment to the Loan Agreement, which provides for a waiver of noncompliance at December 31, 2006.

Capital Lease Obligations

The Company leased a portion of its fixed assets, notably furniture and fixtures and computer and lab equipment. These leases were fully paid in 2005.

Structured Debt Payments

With the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company assumed scheduled debts as per the GenSci Chapter 11 Plan of Reorganization. As of December 31, 2006 the remaining balance of these debts recorded as liabilities was $2,000,000, which is backed by a letter of credit of $2,250,000 that is in turn backed by restricted cash of $2,250,000. Principal and interest are due annually through 2008. This debt bears interest at the U.S. Federal Judgment Rate (average interest rate for 2005 and 2006 were 3.0% and 3.0%, respectively).

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2009.

12.	Income Taxes

The provision (benefit) for taxes based on income (loss) from continuing operations was nil as of December 31, 2004, 2005 and 2006.

The provision (benefit) for taxes based on income (loss) from continuing operations differs from the amount obtained by applying the statutory tax rate as follows:

	Years Ended December 31,
	2004	2005	2006

Income tax (benefit) provision at statutory rate	$(13,031,000)	$318,000	$(6,467,000)
Increase (decrease) in taxes resulting from:
Income tax credits	(137,000)	(39,000)	(206,000)
Permanent items	20,000	274,000	(27,000)
Increase (decrease) in valuation allowance	13,148,000	(553,000)	6,700,000

	$—	$—	$—

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

	As of December 31,
	2005	2006

Deferred tax assets:
Foreign net operating loss carryforwards	39,161,000	$37,942,000
Federal and state net operating loss carryforwards	10,935,000	12,325,000
Accrued settlement costs	1,201,000	800,000
Accruals not currently deductible for tax purposes and other	4,394,000	8,499,000
Tax credit carryforwards	685,000	947,000
Stock compensation	186,000	364,000
Fixed and other intangible assets	—	88,000
Valuation allowance	(49,224,000)	(55,838,000)

Total deferred tax assets	7,338,000	5,127,000

Deferred tax liabilities:
Purchased intangibles	5,244,000	4,228,000
Foreign accruals and other	2,068,000	899,000
Fixed and other intangible assets	26,000	—

Total deferred tax liabilities	7,338,000	5,127,000

Net deferred tax assets	$—	$—

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. During the years ended December 31, 2005 and 2006, due to uncertainties surrounding the realization of the cumulative foreign, federal and state net operating losses, the Company has recorded a valuation allowance against all of the net deferred tax assets.

At December 31, 2006, the Company has foreign, federal and state net operating loss carryforwards totaling approximately $153,900,000, $32,900,000 and $18,200,000, respectively. Foreign net operating loss carryforwards begin to expire in 2007, federal net operating loss carryforwards begin to expire in 2009, while state net operating loss carryforwards begin to expire in 2007.

Pretax earnings of a foreign subsidiary or affiliate are subject to U.S. taxation when effectively repatriated. U.S. income taxes and foreign withholding taxes were not provided on undistributed earnings of foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. It is not practical to determine the amount of undistributed earnings or income tax payable in the event the Company repatriated all undistributed foreign earnings. However, if these earnings were distributed to the U.S. in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes and foreign withholding taxes, offset by an adjustment for foreign tax credits.

Approximately $700,000 of the net deferred tax assets relate to the Company’s 2003 acquisition of GenSci OrthoBiologics. For financial reporting purposes, a valuation has been recorded to offset the deferred tax assets. When realized, the tax benefit related to the acquired deferred tax assets will be applied to reduce goodwill related to the acquisition of GenSci OrthoBiologics. The Company has realized approximately $276,000 of tax deductions related to employee stock option exercises. The stock options exercised were issued in connection with the acquisition of GenSci OrthoBiologics. When realized, the tax benefit related to the employee stock option exercises will be applied first to reduce goodwill related to the acquisition of GenSci Orthobiologics and then to increase additional paid-in capital.

At December 31, 2006, the Company has federal and state income tax credit carryforwards of approximately $1,123,000, which begin to expire in 2007.

The Company did not pay any income taxes during 2004, 2005 and 2006.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s federal and state net operating loss and credit carryforwards are subject to an annual limitation against taxable income in future periods. The Company has had two “change of ownership” events that limit the utilization of net operating loss and credit carryforwards. The ownership changes occurred on October 27, 2003 and January 16, 1997. The annual net operating loss limitations are $1,765,000 and $1,082,000, respectively. Any subsequent “change of ownership” events could further limit the utilization of net operating loss and credit carryforwards. Additional limitations may result in a portion of these carryforwards expiring before ultimately becoming available to reduce future income tax liabilities.

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

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

United States and foreign earnings (losses) from continuing operations before income taxes are as follows:

	Year Ended December 31,
	2004	2005	2006

United States	$(15,816,337)	$(10,556,733)	$(16,805,904)
Foreign	(21,415,713)	11,465,665	(1,672,260)

	$(37,232,050)	$908,932	$(18,478,164)

13.	Restructuring

2004 Restructuring

In 2004, the Company announced a plan to shutdown most of its Bilthoven operations, excluding limited production of its products. As a result, the Company recorded $1,664,882 in restructuring costs related to employee severance costs. These costs are included in research and development, marketing and sales and general and administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. As of December 31, 2005, the severance costs were fully paid.

14.	Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Product sales by geographic location is as follows:

	Year Ended December 31,
	2004	2005	2006

United States	$20,446,157	$26,032,397	$32,706,337
Europe	4,822,472	6,031,064	7,955,391

	$25,268,629	$32,063,461	$40,661,728

Long-lived assets by geographic location are as follows:

	As of December 31,
	2005	2006

United States	$14,326,218	$14,375,783
Europe	618,312	558,048

	$14,944,530	$14,933,831

15.	Commitments and Contingencies

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of $2,776,467 (€2,204,237) and expired on December 31, 2002. During 2003, the Company commercialized products as defined by the agreement, as a result, all or a portion of grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. During 2006, the Company negotiated a royalty rate of 20.8% which is to be applied to all previous and future sales of the commercialized products as defined by the agreement. If future royalty payments are not adequate to repay the grant, the Company has no future

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determinable at December 31, 2006.

Purchase Commitments

On March 25, 2004, the Company entered into a purchase agreement with a supplier of synthetic calcium phosphate bone cement products for marketing and sale by IsoTis under private label. The agreement, which runs for 5 years, requires the Company to meet minimum purchase requirements during the first 3 years of the agreement. Failure to meet these requirements will result in penalties in accordance with the relevant conditions in the agreement. During the first year of the agreement, the Company met the requirements. However, during the second and third years of the agreement from March 2005 to March 2007, the Company failed to meet the necessary purchase requirements. Accordingly, the Company has accrued its estimated liability under this arrangement as of December 31, 2006. Any penalties are not expected to be significant to the ongoing operations of the Company.

The Company has certain minimum purchase commitments with various raw material suppliers. These agreements require the Company to meet minimum purchase requirements and are cancellable upon 180 days notice by either party. During 2005 and 2006, the Company met the requirements under these agreements. Future minimum purchase requirements for 2007 are $5,209,944.

The Company has a commitment for research and development services which expires in 2007. The future commitment for 2007 is $43,480.

Operating Lease Commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2006:

2007	$1,426,626
2008	828,506
2009	659,007
2010	611,709
2011	365,719

$3,891,567

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

Rent expense for the years ended December 31, 2004, 2005 and 2006 was $1,414,041, $1,052,860 and $1,224,102, respectively.

Restricted Cash

The Company has bank guarantees for payment obligations held by the Company and other arrangements resulting in the restriction of cash totaling $4,434,063 and $2,909,787 at December 31, 2005 and 2006, respectively.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Collaborative Agreement

Certain ongoing longer-term internal research and development programs are being pursued under a four-year cooperation agreement between the Company and Twente University which ended on December 31, 2006. For a fixed financial investment, the Company has the exclusive right to further inventions by the original scientific founders of the Company and a group of researchers including 15 scientists formerly employed by the Company who were transferred to Twente University during 2003. As of December 31, 2006, the Company has recorded non-cancellable commitments of $703,267 in relation to this research and development agreement which will be paid in 2007.

Epidex Claim

The Company acquired all the shares of a German company, Modex Therapeutics GmbH in an agreement with the two owners entered into on November 7, 2000. The share purchase agreement provided that, should more than a certain number of Epidex products be sold within a certain period, the purchase price would increase. One of the former owners has filed a claim for the additional purchase price. As called for under the terms of the original contract, this dispute is now in arbitration. The Company disagrees with this claim, maintaining that the conditions for an increase in the purchase price have not been met. The Company plans to vigorously defend itself in this matter, however a liability was deemed probable and management’s best estimate has been recorded.

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

On October 27, 2003, the Company acquired GenSci OrthoBiologics from its parent company, GenSci Regeneration Sciences Inc. (“GenSci Regeneration”). GenSci Regeneration and GenSci Orthobiologics (the “GenSci Group”) were involved in a patent infringement case involving claims that the DynaGraft® Gel and DynaGraft® Putty brands infringe patents owned by Osteotech, Inc. (“Osteotech”). On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of $17,533,634 related to DynaGraft®. On October 27, 2003, the GenSci Group reached a final settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7,500,000 over a five-year period. The Company assumed this liability as part of the acquisition of GenSci and as of December 31, 2006, $2,000,000 remains to be paid.

The GenSci Settlement Agreement with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech’s agreement in the Settlement Agreement that GenSci Orthobiologics’ new products do not violate Osteotech’s patents is conditional upon Osteotech counsel’s analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever provide to be inaccurate or incomplete, Osteotech could sue GenSci Orthobiologics (now IsoTis OrthoBiologics, Inc.) for patent infringement.

On November 24, 2004, the Dutch tax authorities issued an additional wage withholding tax assessment in connection with the granting of employee options prior to the initial public offering of IsoTis N.V. on October 6, 2000. The initial claim has been reduced by the tax authorities and the Company accrued for the potential liability, including interest and penalties. In 2006, the Company won the case and the $1,770,961 (€1,342,070) accrual was reversed.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

On January 20, 2004, the Autoriteit Financiële Markten (“AFM”) in The Netherlands imposed on the Company and IsoTis N.V., a fine in the amount of $386,843 (€326,715), for an alleged violation of Article 9v of the Securities Transactions Supervision Decree 1995 during the merger between Modex S.A. and IsoTis N.V. in the second half of 2002. AFM has rejected a complaint by us in which we deny the alleged violation. On October 11, 2005, AFM’s decision was upheld by the Administrative Court in Rotterdam, The Netherlands. On December 21, 2005, the Company filed an appeal with the High Administrative Court in The Hague (College van Beroep voor het bedrijfsleven), which is the court of highest instance to rule on this matter. The Company lost the appeal and paid the fine to AFM in the fourth quarter of 2006.

16.	Computation of Net (Loss) Income Per Share

Basic net income per share is computed using the weighted average number of shares outstanding. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding and potential dilutive shares of common stock. The following is a reconciliation of the numerator (net income) and denominator (number of shares) used in the calculation of basic and diluted net (loss) income per share.

	Year Ended December 31,
	2004	2005	2006

Net (loss) income	$(37,232,050)	$908,032	$(18,478,164)
Basic:
Weighted average shares outstanding	69,548,046	70,464,330	70,925,009
Basic net income (loss) per share	$(0.54)	$0.01	$(0.26)
Diluted:
Weighted average shares outstanding used in basic calculation	69,548,046	70,464,330	70,925,009
Dilutive effect of options	—	1,983,310	—
Weighted average shares and equivalents	69,548,046	72,447,640	70,925,009
Diluted net (loss) income per share	$(0.54)	$0.01	$(0.26)

17.	Subsequent Events

On April 24, 2007, the Company completed the transfer of the rights associated with its PolyActive technology to OctoPlus N.V., a drug delivery and development company, in exchange for an up-front payment of $1,696,250 (€1,250,000) and future royalty payments on sales of pharmaceutical products based on the PolyActive technology.

Under the license and transfer agreement, the Company retains the rights to manufacture, market and sell orthopedic plugs and cement restrictors including those related to its marketed product SynPlug®, based on the PolyActive technology.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable

	2004	2005	2006

Allowance for doubtful accounts deducted from accounts receivable
Beginning balance	$279,828	$319,020	$392,025
Write-off of bad debt	(90,462)	(167,918)	(3,767)
Acquisition related additions	—	—	—
Additions to reserve	129,654	240,923	228,089

Ending balance	$319,020	$392,025	$616,347

Inventory

	2004	2005	2006

Valuation allowance for inventory
Beginning balance	$651,746	$691,468	$1,091,570
Write-off of inventory	(576,675)	(247,677)	(585,688)
Acquisition related additions	—	—	—
Additions to reserve	616,397	647,779	111,662

Ending balance	$691,468	$1,091,570	$617,544

Exhibit Index

1.1	Articles of Incorporation of IsoTis S.A. (incorporated by reference to Exhibit 1 of the company’s Report on Form 8-A, filed on October 30, 2003).
1.2	Organizational Rules of IsoTis S.A., as amended. (incorporated by reference to Exhibit 1.2 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.1	Asset Purchase Agreement dated August 15, 2006 by and between Keystone Dental, Inc. and IsoTis Orthobiologics, Inc. (incorporated by reference to Exhibit 2.1 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.2	Loan and Security Agreement dated August 23, 2006 by and between Silicon Valley Bank and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 10.2 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.3	Termination Agreement dated March 17, 2005 between IsoTis S.A. and James Hogan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.4	Employment Agreement dated November 8, 2004 between IsoTis Orthobiologics, Inc. and John F. Kay (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.5	Termination Agreement dated July 8, 2004 between IsoTis S.A. and Jacques Essinger (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.6	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart (incorporated by reference to Exhibit 4.16 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.7	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.8	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.9	Form of Employment Agreement dated January 31, 2007 between IsoTis, Inc. and certain executive officers. (incorporated by reference to Exhibit 10.1 of the IsoTis, Inc.’s current report on Form 8-K filed on February 26, 2007).
4.10	Form of Amendment to Employment Agreement dated February 22, 2007 between IsoTis, Inc. and certain executive officers. (incorporated by reference to Exhibit 10.1 of the IsoTis, Inc.’s current report on Form 8-K filed on February 28, 2007).
4.11	Separation Agreement dated September 15, 2005 between IsoTis OrthoBiologics, Inc. and James Abraham. (incorporated by reference to Exhibit 4.11 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.12	Separation Agreement dated March 20, 2007 between IsoTis OrthoBiologics, Inc. and Alan Donze. (incorporated by reference to Exhibit 10.1 of IsoTis, Inc.’s current report on Form 8-K filed on March 23, 2007).
4.13	Industrial Real Estate Lease, dated December 28, 1998, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.18 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.14	Amended and Restated Industrial Real Estate Lease, dated February 23, 2006, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.15 to IsoTis, Inc.’s registration statement on Form S-1 filed on January 29, 2007).
4.15	Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 20-F/A, filed on May 16, 2005).
4.16	Stock Option Plan 2003/0 (incorporated by reference to Exhibit 4.19 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.17	Stock Option Plan 2003/1 (incorporated by reference to Exhibit 4.20 of the company’s annual report on Form 20-F/A filed on April 20, 2006).
4.18	IsoTis S.A. Stock Option Plan 2003/2 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed on October 30, 2003).

4.19		IsoTis, Inc., 2006 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to IsoTis, Inc.’s registration statement on Form S-8 filed on January 29, 2007).
8	.1*	List of significant subsidiaries.
12	.1*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Pieter Wolters, Chief Executive Officer.
12	.2*	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Robert Morocco, Chief Financial Officer.
13	.1*	Certification pursuant to 18 U.S.C. Section 1350 of Pieter Wolters, Chief Executive Officer.
13	.2*	Certification pursuant to 18 U.S.C. Section 1350 of Robert Morocco, Chief Financial Officer.
15	.1*	Consent of Independent Registered Public Accounting Firm.
15	.2*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.